Supplement Dated May 1, 2013
To The Prospectus Dated May 1, 2013

ING Empire Traditions

Issued by ReliaStar Life Insurance Company of New York
Through Its Separate Account NY-B

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*This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066. **The following information only affects you if you currently invest in the subaccount that corresponds to the Fidelity® VIP Contrafund® Portfolio.***

NOTICE OF AND IMPORTANT INFORMATION REGARDING A FUND SUBSTITUTION

The Securities and Exchange Commission issued an order to permit the ReliaStar Life Insurance Company of New York and its Separate Account NY-B to replace, effective on or about **July 12, 2013** (the "Substitution Effective Date"), the **Fidelity® VIP *Contrafund*® Portfolio** ("Replaced Fund") with the **ING Large Cap Growth Portfolio** ("Substitute Fund").

The following lists important information regarding the upcoming fund substitution:

- Prior to the Substitution Effective Date, and for thirty days thereafter you may transfer amounts allocated to the subaccount that invests in the Replaced Fund to any other available subaccount or any available fixed account free of charge, and any such transfer will not count as a transfer when imposing any applicable restrictions or limits on transfers (other than restrictions related to frequent or disruptive transfers).
- On the Substitution Effective Date, your investment in the subaccount that invests in the Replaced Fund will automatically become an investment in the subaccount that invests in the Substitute Fund with an equal total net asset value.
- You will not incur any fees or charges or any tax liability because of the substitution, and your Contract value immediately before the substitution will equal your Contract value immediately after the substitution.
- The overall expenses of the Substitute Fund are less than the overall expenses of the Replaced Fund. The fees and expenses of the Substitute Fund are more fully described in the Substitute Fund's summary prospectus.
- The investment objective and policies of the Substitute Fund are similar to the investment objective and policies of the Replaced Fund. The investment objective of the Substitute Fund, along with information about the Substitute Fund's investment adviser/subadviser, are more fully described in the Substitute Fund's summary prospectus.
- Prior to the Substitution Effective Date you will be sent a fund summary prospectus for the Substitute Fund. Read this summary prospectus carefully before deciding what to do with amounts allocated to the Subaccount that invests in the Substitute Fund. If you have not received one, or if you need another copy, please contact our Customer Service Center at 1-800-366-0066.
- After the Substitution Effective Date, the subaccount investing in the Replaced Fund will no longer be available through the Contract and there will be no further disclosure regarding it in any future Contract prospectus or supplements to the Contract prospectus.

ReliaStar Life Insurance Company of New York
Separate Account NY-B of ReliaStar Life Insurance Company of New York

Deferred Combination Variable and Fixed Annuity Prospectus

ING EMPIRE TRADITIONS VARIABLE ANNUITY

May 1, 2013

This prospectus describes ING Empire Traditions Variable Annuity, a deferred combination variable and fixed annuity contract (the "Contract") issued by ReliaStar Life Insurance Company of New York ("ReliaStar of NY," the "Company," "we," "us" or "our") through Separate Account NY-B (the "Separate Account"). The Contract was available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified Contracts") under the Internal Revenue Code of 1986, as amended (the "Tax Code"), as well as those that do not qualify for such treatment ("non-qualified Contracts"). As of March 15, 2010, we no longer offer this Contract for sale to new purchasers.

The Contract provides a means for you to allocate your premium payments and any associated premium credits, if applicable, in one or more subaccounts, each of which invest in a single investment portfolio. You may also allocate premium payments and any associated premium credits, if applicable, to our Fixed Interest Division with guaranteed interest periods. Your contract value will vary daily to reflect the investment performance of the investment portfolio(s) you select and any interest credited to your allocations in the Fixed Interest Division. Some guaranteed interest periods or subaccounts may not be available. The investment portfolios available under your Contract are listed on the back of this cover.

You have a right to return a Contract within 10 days after you receive it for a refund of the adjusted contract value, less any premium credits, if applicable (which may be more or less than the premium payments you paid). Longer free look periods apply in certain situations.

Replacing an existing annuity with the Contract may not be beneficial to you. Your existing annuity may be subject to fees or penalties on surrender, and the Contract may have new charges.

This prospectus provides information that you should know before investing and should be kept for future reference. A Statement of Additional Information ("SAI"), dated May 1, 2013, has been filed with the Securities and Exchange Commission ("SEC"). It is available without charge upon request. To obtain a copy of this document, write to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (http://www.sec.gov). When looking for information regarding the contracts offered through the prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. The number is 333-85618. The table of contents of the SAI is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The Contract has a premium credit option that is available for an additional charge. The expenses for a contract providing a premium credit, as this Contract does, may be higher than for contracts not providing a premium credit. Over time, and under certain circumstances, the amount of the premium credit may be more than offset by the additional fees and charges associated with the premium credit. See "The Annuity Contract – Additional Credit to Premium" for further information about the terms of the premium credit option. See "Charges and Fees – Charges Deducted from the Subaccounts – Premium Credit Option Charge" for further information about the additional fees and charges associated with the premium credit option.

Allocations to a subaccount investing in a Trust or Fund (investment portfolio) is not a bank deposit and is not insured or guaranteed by any bank or by the Federal Deposit Insurance Corporation or any other government agency.

We pay compensation to broker/dealers whose registered representatives sell the Contract. See "Other Contract Provisions – Selling the Contract" for further information about the amount of compensation we pay.

The investment portfolios are listed on the next page.

The investment portfolios currently open and available to new premiums and transfers under your Contract are:

BlackRock Global Allocation V.I. Fund (Class III)
ING American Funds Asset Allocation Portfolio
ING American Funds Global Growth and Income Portfolio
ING American Funds International Growth and Income Portfolio
ING American Funds International Portfolio
ING American Funds World Allocation Portfolio (Class S)
ING Baron Growth Portfolio (Class S)
ING BlackRock Health Sciences Opportunities Portfolio (Class S)
ING BlackRock Inflation Protected Bond Portfolio (Class S)
ING BlackRock Large Cap Growth Portfolio (Class S)
ING Bond Portfolio
ING Columbia Contrarian Core Portfolio (Class S)
ING DFA World Equity Portfolio (Class S)
ING EURO STOXX 50® Index Portfolio (Class ADV)
ING FMR^{SM} Diversified Mid Cap Portfolio (Class S)
ING Franklin Income Portfolio (Class S)
ING Franklin Mutual Shares Portfolio (Class S)
ING Franklin Templeton Founding Strategy Portfolio (Class S)
ING FTSE 100 Index® Portfolio (Class ADV)
ING Global Perspectives Portfolio (Class ADV)
ING Global Resources Portfolio (Class ADV)
ING Growth and Income Portfolio (Class ADV)
ING Hang Seng Index Portfolio (Class S)
ING Intermediate Bond Portfolio (Class S)
ING International Index Portfolio (Class S)
ING Invesco Comstock Portfolio (Class S)
ING Invesco Equity and Income Portfolio (Class S)
ING Invesco Growth and Income Portfolio (Class S)
ING Japan TOPIX Index® Portfolio (Class ADV)
ING JPMorgan Emerging Markets Equity Portfolio (Class S)
ING JPMorgan Mid Cap Value Portfolio (Class S)
ING JPMorgan Small Cap Core Equity Portfolio (Class S)

ING Large Cap Growth Portfolio (Class ADV)
ING Large Cap Value Portfolio (Class S)
ING Liquid Assets Portfolio (Class S)
ING Marsico Growth Portfolio (Class S)
ING MFS Total Return Portfolio (Class S)
ING MFS Utilities Portfolio (Class S)
ING MidCap Opportunities Portfolio (Class S)
ING Morgan Stanley Global Franchise Portfolio (Class S)
ING Multi-Manager Large Cap Core Portfolio (Class S)
ING Oppenheimer Global Portfolio (Class S)
ING PIMCO High Yield Portfolio (Class S)
ING PIMCO Total Return Bond Portfolio (Class S)
ING Pioneer Mid Cap Value Portfolio (Class S)
ING Retirement Conservative Portfolio (Class ADV)
ING Retirement Growth Portfolio (Class ADV)
ING Retirement Moderate Growth Portfolio (Class ADV)
ING Retirement Moderate Portfolio (Class ADV)
ING Russell™ Large Cap Growth Index Portfolio (Class S)
ING Russell^{TM} Large Cap Index Portfolio (Class S)
ING Russell™ Large Cap Value Index Portfolio (Class S)
ING Russell™ Mid Cap Growth Index Portfolio (Class S)
ING Russell^{TM} Mid Cap Index Portfolio (Class S)
ING Russell^{TM} Small Cap Index Portfolio (Class S)
ING Small Company Portfolio (Class S)
ING Templeton Foreign Equity Portfolio (Class S)
ING Templeton Global Growth Portfolio (Class S)
ING T. Rowe Price Capital Appreciation Portfolio (Class S)
ING T. Rowe Price Equity Income Portfolio (Class S)
ING T. Rowe Price Growth Equity Portfolio (Class S)
ING T. Rowe Price International Stock Portfolio (Class S)
ING U. S. Bond Index Portfolio (Class S)
ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio (Class S)*

* Effective July 12, 2013, the ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio will change its name to ING Global Value Advantage Portfolio, and at that time will change its investment objective.

These investment portfolios comprise the subaccounts open to new premiums and transfers. More information can be found in the appendices. See Appendix A for all subaccounts and valuation information. Appendix B highlights each portfolio's investment objective and adviser (and any subadviser or consultant), as well as indicates recent portfolio changes. **If you received a summary prospectus for any of the underlying investment portfolios available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the portfolio's summary prospectus.**

TABLE OF CONTENTS

INDEX OF SPECIAL TERMS

The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

Special Term	Page
Accumulation Unit	6
Annual Ratchet Enhanced Death Benefit	56
Annuitant	16
Cash Surrender Value	20
Contract Date	15
Contract Owner	15
Contract Value	20
Contract Year	15
Fixed Interest Allocation	21
Free Withdrawal Amount	10
GET Fund	8
Income Phase Payment Start Date	19
Net Investment Factor	6
Net Rate of Return	6
Restricted Funds	8
Standard Death Benefit	56

The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the Contract:

Term Used in This Prospectus	Corresponding Term Used in the Contract
Accumulation Unit Value	Index of Investment Experience
Contract Owner	Owner or Certificate Owner
Contract Value	Accumulation Value
Fixed Interest Allocation or Division	Fixed Allocation
Free Look Period	Right to Examine Period
Guaranteed Interest Period	Guarantee Period
Income Phase Payment Start Date	Annuity Commencement Date
Net Investment Factor	Experience Factor
Regular Withdrawals	Conventional Partial Withdrawals
Subaccount(s)	Division(s)
Transfer Charge	Excess Allocation Charge
Withdrawals	Partial Withdrawals

FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. For more information about the fees and expenses, please see the "Charges and Fees" section later in the prospectus.

The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options. State premium taxes may also be deducted.

Contract Owner Transaction Expenses

Surrender Charge:

Complete Years Elapsed Since Premium Payment	0	1	2	3	4	5	6	7+
Surrender Charge (as a percentage of Premium Payment)	6%	6%	6%	6%	5%	4%	3%	0%

Transfer Charge .... $25 per transfer, if you make more than 12 transfers in a contract year, currently zero

Overnight Charge[1] $20

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[1]   You may choose to have this charge deducted from the net amount of a withdrawal you would like sent to you by overnight delivery service.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including Trust or Fund fees and expenses.

Annual Contract Administrative Charge... $30

(We deduct this charge on each contract anniversary and on surrender. We waive this charge if the total of your premium payments is $50,000 or more or if your contract value at the end of a contract year is $50,000 or more.)

Separate Account Annual Charges[1]
Contract without any of the optional living benefit riders that may be available

	Option Package I[2]	Option Package II	Option Package III
Mortality & Expense Risk Charge	1.10%	1.30%	1.45%
Asset-Based Administrative Charge	0.15%	0.15%	0.15%
Total	**1.25%**	**1.45%**	**1.60%**
Premium Credit Option Charge[3]	0.50%	0.50%	0.50%
Total With Optional Premium Credit Charge	**1.75%**	**1.95%**	**2.10%**

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[1]   As a percentage of average daily assets in each subaccount. These charges are deducted daily.

[2]   The option packages constitute different levels of death benefit coverage that are available with the Contract. Please see "Death Benefit Choices" for more information.

When you elect the Premium Credit Option, we will add a credit to your Contract based on all premium payments received during your first contract year. There are circumstances under which all or part of a premium credit is subject to forfeiture in accordance with the following table:

Contract Year of Surrender or Withdrawal	Percentage of Premium Credit Forfeited (based on percentage of first year premium withdrawn)
Years 1-2	100%
Years 3-4	75%
Years 5-6	50%
Year 7	25%
Years 8+	0%

Please see "The Annuity Contract – Additional Credit to Premium" for more information.

The next tables show the charges for the optional riders that may be available with the Contract. You may add only one of the following living benefit riders to your Contract. For more information about which one may be right for you, please see "Living Benefit Riders." For more information about the charges for the optional riders, please see "Charges and Fees – Optional Rider Charges."

Optional Living Benefit Rider Charges[1]

Minimum Guaranteed Accumulation Benefit "MGAB" rider:

Maximum Annual Charge	Current Annual Charge (Charge Deducted Quarterly)
1.00% of the MGAB Charge Base[2]	0.65% of the MGAB Charge Base[2]

Minimum Guaranteed Income Benefit "MGIB" rider:

Maximum Annual Charge	Current Annual Charge
1.50% of the MGIB Benefit Base[3]	0.75% of the MGIB Benefit Base[3]

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit rider:

Maximum Annual Charge	Current Annual Charge (Charge Deducted Quarterly)
2.00% of the ING LifePay Plus Base[4]	0.70% of the ING LifePay Plus Base[4]

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider:

Maximum Annual Charge	Current Annual Charge (Charge Deducted Quarterly)
2.50% of the ING Joint LifePay Plus Base[5]	0.90% of the ING Joint LifePay Plus Base[5]

[1] Optional rider charges are expressed as a percentage, rounded to the nearest hundredth of one percent. The basis for an optional rider charge may be a charge base, benefit base or contract value, as applicable. Optional rider charges are deducted from the contract value in your subaccount allocations. You may add only one optional rider to your Contract.

[2] The MGAB Charge Base is calculated based on total premiums and any premium credits, if applicable, within a two-year period from the rider date. Please see "Charges and Fees - Optional Rider Charges – Minimum Guaranteed Accumulation Benefit (MGAB)" and "Living Benefit Riders – Minimum Guaranteed Accumulation Benefit Rider (the "MGAB" rider)" later in this prospectus for more information.

[3] The MGIB Benefit Base is equal to the greater of the MGIB Rollup Base and the MGIB Ratchet Base and is calculated based on eligible premiums and premium credits, if applicable. Please see "Charges and Fees – Optional Rider Charges – Minimum Guaranteed Income Benefit (MGIB)" and "Living Benefit Riders – Minimum Guaranteed Income Benefit Rider (the "MGIB rider")" later in this prospectus for more information.

[4] The ING LifePay Plus Base is calculated based on premium, excluding any premium credits, if this rider is elected at contract issue. The ING LifePay Plus Base is calculated based on contract value, excluding any premium credits applied during the preceding 36 months, if this rider is added after contract issue. The current annual charge is 0.60% if this rider was purchased before February 2, 2009. The current annual charge can change upon a reset after your first five contract years. But you will never pay more than new issues of this rider, subject to the maximum annual charge. Please see "Charges and Fees – Optional Rider Charges – ING LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING LifePay Plus) Rider Charge" and "Living Benefit Riders – ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider" later in this prospectus.

[5] The ING Joint LifePay Plus Base is calculated based on premium, excluding any premium credits, if this rider is elected at contract issue. The ING Joint LifePay Plus Base is calculated based on contract value, excluding any premium credits applied during the preceding 36 months, if this rider is added after contract issue. The current annual charge is 0.80% if this rider was purchased before February 2, 2009. The current annual charge can change upon a reset after your first five contract years. But you will never pay more than new issues of this rider, subject to the maximum annual charge. Please see "Charges and Fees – Optional Rider Charges – ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay Plus) Rider Charge" and "Living Benefit Riders – ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider" later in the prospectus.

The next two tables show the total annual charges you could pay based on the amounts you have invested in the subaccounts (unless otherwise indicated), for the Contract and each death benefit and the most expensive combination of riders possible. Maximum and current charges are shown, but not the Annual Contract Administrative Charge. Also, these tables do not show the Trust or Fund Expenses. Please note that the bases for some charges may differ somewhat. For example, the charge for the ING Joint LifePay Plus rider is based on the ING Joint LifePay Plus Base, which can be higher than contract value, leading to higher charges than would be the case if it were based on contract value. Nevertheless, for purposes of these tables, we have assumed that the value of the amounts invested in the subaccounts and the ING Joint LifePay Plus Base are both the same as the contract value. The charge for the Premium Credit Option lasts for your first seven contract years following the credit.

Separate Account Annual Charge Tables

MAXIMUM CHARGES	Option Package I	Option Package II	Option Package III
Mortality & Expense Risk Charge	1.10%	1.30%	1.45%
Asset-Based Administrative Charge	0.15%	0.15%	0.15%
Premium Credit Option Charge	0.50%	0.50%	0.50%
Maximum ING Joint LifePay MGWB Rider Charge (as percentage of the ING Joint LifePay Plus Base)	2.50%	2.50%	2.50%
Total	4.25%	4.45%	4.60%

CURRENT CHARGES	Option Package I	Option Package II	Option Package III
Mortality & Expense Risk Charge	1.10%	1.30%	1.45%
Asset-Based Administrative Charge	0.15%	0.15%	0.15%
Premium Credit Option Charge	0.50%	0.50%	0.50%
Current ING Joint LifePay MGWB Rider Charge (as percentage of the ING Joint LifePay Plus Base)	0.90%	0.90%	0.90%
Total	2.65%	2.85%	3.00%

The next item shows the minimum and maximum total operating expenses charged by a Trust or Fund that you may pay periodically during the time that you own the Contract. More detail concerning each Trust or Fund's fees and expenses is contained in the prospectus for each Trust or Fund.

Total Annual Trust or Fund Operating Expenses[1]	Minimum	Maximum
(expenses that are deducted from Trust or Fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses):	0.53%	1.85%

[1] No waiver or reimbursement arrangements are reflected. These expenses reflect the expenses of the other (acquired) funds with a fund of funds. No Trust or Fund currently charges a redemption fee. For more information about redemption fees, please see "Charges and Fees – Charges Deducted From the Contract Value – Redemption Fees."

Example

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The example assumes that you invest $10,000 in the Contract for the time periods indicated. The costs reflected are the maximum charges for the Contract with the most expensive death benefit option and the most expensive living benefit rider. The example also assumes that your investment has a 5% return each year and assumes the maximum Trust or Fund Expenses. Excluded are the premium credit option and its charge, premium taxes and any transfer charges.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender or annuitize* your contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,196	$2,424	$3,601	$6,530
2) If you do *not* surrender your contract:			
1 year	3 years	5 years	10 years
$596	$1,824	$3,101	$6,530

* Surrender charges may apply if you choose to annuitize your Contract within the first year, and under certain circumstances, within the first seven contract years.

Compensation is paid for the sale of the Contracts. For information about this compensation, see "Other Contract Provisions – Selling the Contract."

Fees Deducted by the Funds

Fund Fee Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. Fund fees are one factor that impacts the value of a fund share. Please refer to the fund prospectuses for more information and to learn more about additional factors.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. Please see "Charges and Fees – Trust and Fund Expenses" for more information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. Please see "Charges and Fees – Trust and Fund Expenses" for more information.

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

CONDENSED FINANCIAL INFORMATION

Accumulation Unit
We use accumulation units to calculate the value of a Contract. Each subaccount of Separate Account NY-B of ReliaStar of NY ("Separate Account NY-B") has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable investment portfolio. Shares in the investment portfolios are valued at their net asset value.

Tables containing (i) the accumulation unit value history of each subaccount of Separate Account NY-B offered in this prospectus and (ii) the total investment value history of each such subaccount are presented in Appendix A — Condensed Financial Information – for the lowest and highest combination of asset-based charges. The numbers show the year-end unit values of each subaccount from the time purchase payments were first received in the subaccounts under the Contract. Complete information is available in the SAI.

The Net Investment Factor
The Net Investment Factor is an index number which reflects certain charges under the Contract and the investment performance of the subaccount. The Net Investment Factor is calculated for each subaccount as follows:

1) We take the net asset value of the subaccount at the end of each business day.
2) We add to (1) the amount of any dividend or capital gains distribution declared for the subaccount and reinvested in such subaccount. We subtract from that amount a charge for our taxes, if any.
3) We divide (2) by the net asset value of the subaccount at the end of the preceding business day.
4) We then subtract the applicable daily charges from the subaccount: the mortality and expense risk charge; the asset-based administrative charge; the premium credit option charge, if applicable; any optional rider charges; and, for the GET Fund subaccount only, the daily GET Fund guarantee charge.

Calculations for the subaccounts are made on a per share basis.

The Net Rate of Return equals the Net Investment Factor minus one.

Financial Statements
The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Separate Account NY-B and the statutory basis financial statements and the related notes to financial statements for ReliaStar Life Insurance Company of New York are included in the Statement of Additional Information.

RELIASTAR OF NY SEPARATE ACCOUNT NY-B

ReliaStar of NY Separate Account NY-B ("Separate Account NY-B") was established as a separate account of First Golden American Life Insurance Company of New York ("First Golden") on June 13, 1996. It became a separate account of ReliaStar of NY as a result of the merger of First Golden into ReliaStar of NY effective April 1, 2002. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Separate Account NY-B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account NY-B but such assets are kept separate from our other accounts.

Separate Account NY-B is divided into subaccounts. Each subaccount invests exclusively in shares of one investment portfolio of a Trust or Fund. Each investment portfolio has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of Separate Account NY-B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account NY-B. If the assets in Separate Account NY-B exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the Contracts.

Unlike Separate Account NY-B, the general account is not segregated or insulated from the claims of the Company's creditors.

Note: Other variable annuity contracts invest in Separate Account NY-B but are not discussed in this prospectus. Separate Account NY-B may also invest in other investment portfolios which are not available under your Contract. Under certain circumstances, we may make certain changes to the subaccounts. For more information, see "The Annuity Contract — Addition, Deletion, or Substitution of Subaccounts and Other Changes."

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

ReliaStar of NY is a New York stock life insurance company originally incorporated on June 11, 1917 under the name The Morris Plan Insurance Society. ReliaStar of NY is authorized to transact business in all states, the District of Columbia, the Dominican Republic and the Cayman Islands and is principally engaged in the business of providing individual life insurance and annuities, employee benefit products and services, retirement plans, and life and health reinsurance. Until October 1, 2003, ReliaStar of NY was a wholly owned subsidiary of Security-Connecticut Life Insurance Company ("Security-Connecticut"). Effective October 1, 2003, Security-Connecticut merged with and into its parent, ReliaStar Life Insurance Company ("ReliaStar"). ReliaStar is an indirect wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company, based in The Netherlands. Although we are a subsidiary of ING, ING is not responsible for the obligations under the Contract. The obligations under the Contract are solely the responsibility of ReliaStar of NY.

Directed Services LLC, the distributor of the Contracts and the investment manager of the ING Investors Trust, is also a wholly owned indirect subsidiary of ING. ING also indirectly owns ING Investments, LLC and ING Investment Management Co.LLC, portfolio managers of the ING Investors Trust and the investment managers of the ING Variable Insurance Trust, ING Variable Products Trust and ING Variable Product Portfolios, respectively.

Pursuant to an agreement with the European Commission ("EC"), ING has announced its intention to divest itself of ING U.S., Inc. and its subsidiaries, including the Company ("ING U.S."), which constitutes ING's U.S.-based retirement, investment management and insurance operations. Under the agreement with the EC, ING is required to divest itself of at least 25% of ING U.S. by the end of 2013, more than 50% by the end of 2014 and 100% by the end of 2016. While all options for effecting the separation from ING remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., and in connection with the proposed IPO of its common stock ING U.S. filed a registration statement on Form S-1 with the SEC in November 2012, which was amended in January, March and April 2013. While the base case for the separation is an IPO, all options remain open and it is possible that ING's divestment of ING U.S. may take place by means of a sale to a single buyer or group of buyers.

Our principal office is located at 1000 Woodbury Road, Suite 208, Woodbury, New York 11797.

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to nonqualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. (See "Federal Tax Considerations" for further discussion of some of these requirements.) Failure to administer certain nonqualified contract features (for example, contractual annuity start dates in nonqualified annuities) could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

THE TRUSTS AND FUNDS

You will find information about the Trusts and Funds currently available under your Contract in "Appendix B — The Investment Portfolios." A prospectus containing more information on each Trust or Fund may be obtained by calling our Customer Service Center at 800-366-0066. You should read the prospectus carefully before investing.

Certain funds are designated as "Master-Feeder" or "fund of funds." Funds offered in a Master-Feeder structure (such as the American Funds) or fund of funds structure (such as the Retirement Funds) may have higher fees and expenses than a fund that invests directly in debt and equity securities. Consult with your investment professional to determine if the Portfolios may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

In the event that, due to differences in tax treatment or other considerations, the interests of contract owners of various contracts participating in the Trusts conflict, we, the Boards of Trustees or Directors of Trusts or Funds, and any insurance companies participating in the Trusts or Funds will monitor events to identify and resolve any material conflicts that may arise.

ING GET U.S. Core Portfolio
An ING GET U.S. Core Portfolio ("GET Fund") series may be available during the accumulation phase of the Contract. We make a guarantee, as described below, when you allocate money into a GET Fund series. Each GET Fund series has an offering period of six months which precedes the guarantee period. The GET Fund investment option may not be available under your Contract or in your state. The GET Fund may not be available through all broker dealer selling firms.

You may not allocate money into a GET Fund series if you elect an optional benefit rider. Effective June 21, 2007, no new series of the GET Fund are available.

Various series of the GET Fund may be offered from time to time, and additional charges will apply if you elect to invest in one of these series. The Company makes a guarantee when you direct money into a GET Fund series. We guarantee that the value of an accumulation unit of the GET Fund subaccount for that series under the Contract on the maturity date will not be less than its value as determined after the close of business on the last day of the offering period for that GET Fund series. If the value on the maturity date is lower than it was on the last day of the offering period, we will add funds to the GET Fund subaccount for that series to make up the difference. This means that if you remain invested in the GET Fund series until the maturity date, at the maturity date, you will receive no less than the value of your separate account investment directed to the GET Fund series as of the last day of the offering period, less charges not reflected in the accumulation unit value and any amounts you transfer or withdraw from the GET Fund subaccount for that series. The value of dividends and distributions made by the GET Fund series throughout the guarantee period is taken into account in determining whether, for purposes of the guarantee, the value of your GET Fund investment on the maturity date is no less than its value as of the last day of the offering period. If you withdraw or transfer funds from a GET Fund series prior to the maturity date, we will process the transactions at the actual unit value next determined after we receive your request. The GET Fund subaccount is not available for dollar cost averaging or automatic rebalancing.

Before the maturity date, we will send a notice to each contract owner who has allocated amounts to the GET Fund series. This notice will remind you that the maturity date is approaching and that you must choose other investment options for your GET Fund series amounts. If you do not make a choice, on the maturity date we will transfer your GET Fund series amounts to another available series of the GET Fund that is then accepting deposits. If no GET Fund series is then available, we will transfer your GET Fund series amounts to the fund or funds that we designate.

Please see the ING GET U.S. Core Portfolio prospectus for a complete description of the ING GET U.S. Core Portfolio investment option, including charges and expenses.

Covered Funds and Special Funds
For purposes of determining benefits under the living benefit riders, we assign the investment options (the investment portfolios available under your Contract) to one of two categories, Covered Funds or Special Funds. Allocations to Covered Funds participate fully in the calculations to determine the value of your guaranteed benefits under a living benefit rider. Allocations to Special Funds could affect the optional benefit rider guarantee that may otherwise be provided because Special Funds do not participate fully in the calculations to determine the value of your guaranteed benefit under a living benefit rider. Assets in Covered Funds generally provide a higher living benefit than those allocated to Special Funds. Designation of investment options under these categories may vary by benefit. Please see "Living Benefit Riders" for more information.

We may, with 30 days notice to you, designate any investment option as a Special Fund, but only with respect to new premiums added to such investment option and also with respect to new transfers to such investment option.

Restricted Funds
Restricted Funds are not related specifically to the living benefit riders. Rather, Restricted Funds are investment options for which we have limited the amount that may be invested, either on an aggregate basis or an individual basis. We may designate any investment option as a Restricted Fund and limit the amount you may allocate or transfer to a Restricted Fund. We may

also change the limitations on existing Contracts with respect to new premiums added to the investment options and with respect to new transfers to the investment options. We may establish any such limitation, at our discretion, as a percentage of premium or contract value or as a specified dollar amount and change the limitation at any time. To the extent an investment option is designated both a Restricted Fund and a Special Fund, allocations to such investment option may limit your participation in the determination of your guaranteed benefits under a living benefit rider as well as the amount you may allocate to such investment option.

Currently, we have not designated any investment option as a Restricted Fund. We may, with 30 days notice to you, designate any investment portfolio as a Restricted Fund or change the limitations on existing contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio. If a change is made with regard to designation as a Restricted Fund or applicable limitations, such change will apply only to transactions effected after such change and will not apply to amounts that may exceed these limitations due solely to a change in designation.

We limit your investment in the Restricted Funds on both an aggregate basis for all Restricted Funds and for each individual Restricted Fund. The aggregate limits for investment in all Restricted Funds are expressed as a percentage of contract value, percentage of premium and maximum dollar amount. Currently, your investment in two or more Restricted Funds would be subject to each of the following three limitations: no more than 30 percent of contract value; up to 100 percent of each premium; and no more than $999,999,999. We may change these limits, at our discretion, for new contracts, premiums, transfers or withdrawals.

In addition to limiting your investment in the Restricted Funds on an aggregate basis, we limit your investment in each individual Restricted Fund. The limits for investment in each Restricted Fund are expressed as a percentage of contract value, percentage of premium and maximum dollar amount. Currently, the limits for investment in an individual Restricted Fund are the same as the aggregate limits set forth above. We may change these limits, at our discretion, for new contracts, premiums, transfers or withdrawals.

We monitor the aggregate and individual limits on investments in Restricted Funds for each transaction (e.g. premium payments, reallocations, withdrawals, dollar cost averaging). If the contract value in the Restricted Fund has increased beyond the applicable limit due to market growth, we will not require the reallocation or withdrawal of contract value from the Restricted Fund. However, if an aggregate limit has been exceeded, withdrawals must be taken either from the Restricted Funds or taken pro-rata from all investment options in which contract value is allocated, so that the percentage of contract value in the Restricted Funds following the withdrawal is less than or equal to the percentage of contract value in the Restricted Funds prior to the withdrawal.

We will allocate pro-rata the portion of any premium payment that exceeds the limits with a Restricted Fund to your other investment option choices not designated as Restricted Funds, or to a specially designated subaccount if there are none (currently, the ING Liquid Assets Portfolio), unless you instruct us otherwise.

We will not permit a transfer to the Restricted Funds to the extent that it would increase the contract value in the Restricted Fund or in all Restricted Funds to more than the applicable limits set forth above. We will not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in Restricted Funds, the reallocation will be permitted even if the percentage of contract value in a Restricted Fund is greater than its limit.

Please see "Withdrawals" and "Transfers Among Your Investments (Excessive Trading Policy)" in this prospectus for more information on the effect of Restricted Funds.

CHARGES AND FEES

We deduct the Contract charges described below to compensate us for our cost and expenses, services provided and risks assumed under the Contracts. We incur certain costs and expenses for distributing and administering the Contracts, including compensation and expenses paid in connection with sales of the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. Some of the charges are for optional riders, so they are only deducted if you elect to purchase the rider. The amount of a Contract charge will not always correspond to the actual costs associated with the charge. For example, the surrender charge collected may not fully cover all of the distribution expenses incurred by us with the service or benefits provided. In the event there are any profits from fees and charges deducted under the Contract, including the mortality and expense risk charge and rider and benefit charges, we may use such profits to finance the distribution of Contracts. The expenses for a contract providing a premium credit, as this Contract does, may be higher than for contracts not providing a premium credit. Over time, and under certain circumstances, the amount of the premium credit may be more than offset by the additional fees and charges associated with the premium credit.

Charge Deduction Subaccount
You may elect to have all charges, except daily charges, against your contract value deducted directly from a single subaccount designated by the Company. Currently we use the ING Liquid Assets Portfolio for this purpose. If you do not elect this option, or if the amount of the charges is greater than the amount in the designated subaccount, the charges will be deducted as discussed below. You may cancel this option at any time by sending notice to our Customer Service Center in a form satisfactory to us.

Charges Deducted from the Contract Value
We deduct the following charges from your contract value:

Surrender Charge. We will deduct a contingent deferred sales charge (a "surrender charge") if you surrender your Contract or if you take a withdrawal in excess of the Free Withdrawal Amount during the 7-year period from the date we receive and accept a premium payment. The surrender charge is a percentage of each premium payment withdrawn. This charge is intended to cover sales expenses that we have incurred. The surrender charge will be based on the total amount withdrawn, including the amount deducted for the surrender charge. It will be deducted from the contract value remaining after you have received the amount requested for withdrawal. The surrender charge is not based on or deducted from the amount you requested as a withdrawal. We may in the future reduce or waive the surrender charge in certain situations and will never charge more than the maximum surrender charges. The percentage of premium payments deducted at the time of surrender or excess withdrawal depends on the number of complete years that have elapsed since that premium payment was made. We determine the surrender charge as a percentage of each premium payment withdrawn as follows:

Complete Years Elapsed Since Premium Payment	0	1	2	3	4	5	6	7+
Surrender Charge (as a percentage of Premium Payment)	6%	6%	6%	6%	5%	4%	3%	0%

Nursing Home Waiver. You may withdraw all or a portion of your contract value without a surrender charge if:

1) at the time you first begin receiving care, more than one contract year has elapsed since the contract date;
2) the withdrawal is requested during the period of care or within 90 days after the last day of care; and
3) you have spent at least 45 days during a 60 day period in such nursing care facility.

You must submit satisfactory written proof of illness or incapacity. We may require an examination, at our cost, by a physician of our choice. We will not waive the early withdrawal charge if you were in a nursing care facility for at least one day during the two week period immediately preceding or following the contract date. It will also not apply to Contracts where prohibited by state law. Please note that these withdrawals are subject to the premium credit recapture provisions.

Terminal Illness Waiver. You may withdraw all or a portion of your contract value without a surrender charge if:

1) You are first diagnosed by a qualified medical professional, on or after the first contract anniversary, as having a terminal illness; and
2) You submit satisfactory written proof of illness.

We may require an examination, at our cost, by a physician of our choice.

Free Withdrawal Amount. The Free Withdrawal Amount is 10% of contract value, based on the contract value on the date of the withdrawal, less any withdrawals during that contract year. Under Option Package III, any unused percentage of the 10% Free Withdrawal Amount from a contract year will carry forward into successive contract years, based on the percentage remaining at the time of the last withdrawal in that contract year. In no event will the free withdrawal amount at any time exceed 30% of contract value.

Surrender Charge for Excess Withdrawals. We will deduct a surrender charge for excess withdrawals which may include a withdrawal you make to satisfy required minimum distribution requirements under the Tax Code. We consider a withdrawal to be an "excess withdrawal" when the amount you withdraw in any contract year exceeds the Free Withdrawal Amount. When you are receiving systematic withdrawals, any combination of regular withdrawals and systematic withdrawals taken will be included in determining the amount of the excess withdrawals. Systematic withdrawals are periodic scheduled withdrawals of a fixed amount or an amount based upon a percentage of contract value. For more information about systematic withdrawals, please see "Withdrawals – Systematic Withdrawals." An excess withdrawal is a partial surrender of the Contract subject to a surrender charge, which we will deduct from the contract value that remains after an excess withdrawal in proportion to your subaccount allocations.

For the purpose of calculating the surrender charge for an excess withdrawal: (a) we treat premiums as being withdrawn on a first-in, first-out basis; and (b) amounts withdrawn which are not considered an excess withdrawal are not considered a withdrawal of any premium payments. We have included an example of how this works in Appendix D. Earnings for purposes of calculating the surrender charge for excess withdrawals may not be the same as earnings under federal tax law.

Premium Taxes. We may make a charge for state and local premium taxes depending on your state of residence. The tax can range from 0% to 3.5% of each premium payment. We have the right to change this amount to conform with changes in the law or if you change your state of residence. There is currently no premium tax in the State of New York.

We deduct the premium tax from your contract value on the income phase payment start date. In the event that you have selected the Minimum Guaranteed Income Benefit rider and you elect to receive income payments under it rather than the Contract, then we will deduct the premium tax from the MGIB Benefit Base. However, some jurisdictions impose a premium tax at the time that initial and additional premiums are paid, regardless of when the income phase payments begin. In those states we may defer collection of the premium taxes from your contract value and deduct it when you surrender the Contract, when you take an excess withdrawal, or on the income phase payment start date.

Administrative Charge. We deduct an annual administrative charge on each Contract anniversary, or if you surrender your Contract prior to a Contract anniversary, at the time we determine the cash surrender value payable to you. The amount deducted is $30 per Contract unless waived under conditions established by ReliaStar of NY. We deduct the charge proportionately from all subaccounts in which you are invested. If there is no contract value in those subaccounts, we will deduct the charge from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until the charge has been paid.

Transfer Charge. We currently do not deduct any charges for transfers made during a contract year. We have the right, however, to assess up to $25 for each transfer after the twelfth transfer in a contract year. If such a charge is assessed, we would deduct the charge from the subaccounts and the Fixed Interest Allocations from which each such transfer is made in proportion to the amount being transferred from each such subaccount and Fixed Interest Allocation unless you have chosen to have all charges deducted from a single subaccount. The charge will not apply to any transfers due to the election of dollar cost averaging, automatic rebalancing and transfers we make to and from any subaccount specially designated by the Company for such purpose.

Overnight Charge. You may choose to have a $20 overnight charge deducted from the net amount of a withdrawal you would like sent to you by overnight delivery service.

Redemption Fees. If applicable, we may deduct the amount of any redemption fees imposed by the underlying portfolios as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

Charges Deducted from the Subaccounts

Mortality and Expense Risk Charge. The mortality and expense risk charge is deducted each business day. The amount of the mortality and expense risk charge depends on the option package you have elected. The option packages constitute different levels of death benefit coverage that are available with the Contract. Please see "Death Benefit Choices" for more information. The charge is deducted on each business day and is a percentage of average daily assets based on the assets you have in each subaccount. The mortality and expense risk charge compensates the Company for death benefit and annuitization risks and the risk that expense charges will not cover actual expenses. In the event there are any profits from the mortality and expense risk charge, we may use such profits to finance the distribution of contracts and the premium credit option.

Option Package I		Option Package II		Option Package III	
Annual Charge	Annual Charge Expressed as Daily Rate	Annual Charge	Annual Charge Expressed as Daily Rate	Annual Charge	Annual Charge Expressed as Daily Rate
1.10%	0.0030%	1.30%	0.0036%	1.45%	0.0040%

Asset-Based Administrative Charge. The amount of the asset-based administrative charge, on an annual basis, is equal to 0.15% of the assets you have in each subaccount for each since the previous business day. The charge is deducted on each business day at the rate of .0004% from your assets in each subaccount.

Premium Credit Option Charge. The amount of the asset-based premium credit option charge, on an annual basis, is equal to 0.50% of the assets you have in each subaccount. The charge is deducted from your assets in each subaccount on each business day at the rate of 0.0014% for seven years following credit of the premium credit. This charge will also be deducted from amounts allocated to the Fixed Interest Division, resulting in a 0.50% reduction in the interest which would otherwise have been credited to your Contract during the seven contract years following credit of the premium credit. The cost of providing the premium credit is generally covered by the premium credit option charge, the recapture schedule for forfeiture of the credit on surrenders, withdrawals and death, and, to some degree, by the mortality and expense risk charge. We expect to make a profit on those contracts under which the premium credit option is elected.

Optional Rider Charges. Some features and benefits of the Contract, if available, are available by rider for an additional charge. Please check your application for the Contract to be sure. Once elected, a rider cannot be canceled independently of the Contract. So long as the rider is in effect, we will deduct a separate quarterly charge for the optional benefit rider through a pro-rata reduction of the contract value of the subaccounts in which you are invested. We deduct the rider charge on each of the Contract's quarterly anniversary dates (defined below) in arrears, meaning we deduct the first charge on the first quarterly anniversary date following the rider date. If the rider is added to an existing Contract, the first quarter's charge will be reduced proportionally for the portion of the quarter that the rider was not in effect. Rider charges are expressed as a percentage, rounded to the nearest hundredth of one percent.

A "quarterly anniversary date" is the date three months from the contract date that falls on the same date in the month as the contract date. For example, if the contract date is February 12, the quarterly anniversary date is May 12. If there is no corresponding date in the month, the quarterly anniversary date will be the last date of such month. If the quarterly anniversary date falls on a weekend or a holiday, we will use the value as of the subsequent business day.

For a description of the rider and the defined terms used in connection with the riders, see "Living Benefit Riders."

Minimum Guaranteed Accumulation Benefit (MGAB). The charge for the MGAB rider is as follows:

Waiting Period	As an Annual Charge	As a Quarterly Charge
10 Year	0.65% of the MGAB Charge Base	0.17% of the MGAB Charge Base

The MGAB Charge will be charged during the 10-year waiting period starting on the rider date and ending on the MGAB Benefit Date. The MGAB Charge Base is the total of premiums and any premium credits, if applicable, added during the two-year period commencing on the rider date if you purchase the rider on the contract date, or, your contract value on the rider date plus premiums and any premium credits, if applicable, added during the two-year period commencing on the rider date if you purchased the rider after the contract date, reduced pro-rata for all withdrawals taken while the MGAB rider is in effect, including any systematic withdrawals, and reduced pro-rata for any transfers between subaccounts or between a subaccount and a Fixed Interest Allocation made during the three-year period before the MGAB date. Withdrawals and transfers may reduce the applicable MGAB Charge Base by more than the amount withdrawn or transferred. See "Living Benefit Riders."

Minimum Guaranteed Income Benefit (MGIB). The charge for the MGIB rider is as follows:

Current Annual Charge (Charge Deducted Quarterly)	Maximum Annual Charge
0.75% of the MGIB Benefit Base	1.50% of the MGIB Benefit Base

Please see "Living Benefit Riders - Minimum Guaranteed Income Benefit Rider (the "MGIB Rider")" for a description of the MGIB Benefit Base and the MGIB Rate.

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING LifePay Plus) Rider Charge. The charge for the ING LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
2.00%	0.70%

The current annual charge is 0.60% if you purchased this rider before February 2, 2009. The charge is a percentage of the ING LifePay Plus Base, which we deduct in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter following the rider effective date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. The charge will be pro-rated when the rider is terminated. Charges will also be pro-rated when your rider enters either the Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status. (No charge is deducted thereafter.) Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The current charge can change upon a reset after your first five contract years. You will never pay more than new issues of this rider, subject to the maximum annual charge. For more information about how this rider works, including when Lifetime Automatic Periodic Benefit Status begins, please see "Living Benefit Riders – ING LifePay Plus/Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit Riders."

Please Note: The above information pertains to the form of the ING LifePay Plus rider which was available for sale from May 1, 2009 until March 15, 2010. If you purchased a prior version of the ING LifePay Plus rider, please see Appendix H for more information.

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay Plus) Rider Charge.
The charge for the ING Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
2.50%	0.90%

The current annual charge is 0.80% if you purchased this rider before February 2, 2009. The charge is a percentage of the ING Joint LifePay Plus Base, which we deduct in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter following the rider effective date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary. The charge will be pro-rated when the rider is terminated. Charges will also be pro-rated when your rider enters either the Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status. (No charge is deducted thereafter.) Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The current charge can be subject to change upon a reset after your first five contract years. You will never pay more than new issues of this rider, subject to the maximum annual charge. For more information about how this rider works, including when Lifetime Automatic Periodic Benefit Status begins, please see "Living Benefit Riders – ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider."

Please Note: The above information pertains to the form of the ING Joint LifePay Plus rider which was available for sale from May 1, 2009 until March 15, 2010. If you purchased a prior version of the ING LifePay Plus rider, please see Appendix H for more information.

ING GET U.S. Core Portfolio Guarantee Charge. Effective June 21, 2007, no new series of the GET Fund are available. The GET Fund guarantee charge is deducted each business day during the guarantee period if you elect to invest in the GET Fund. The amount of the GET Fund guarantee charge is 0.50% and is deducted from amounts allocated to the GET Fund investment option. This charge compensates us for the cost of providing a guarantee of accumulation unit values of the GET Fund subaccount. See "The Trust and Funds- ING GET U.S. Core Portfolio."

Trust and Fund Expenses
As shown in the fund prospectuses and described in the "Fees Deducted by the Funds" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The company may receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the Contract. This revenue is one of several factors we consider when determining the Contract fees and charges and whether to offer a fund through our policies. **Fund revenue is important to the company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer**

unaffiliated funds. You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, ING Investments, LLC or another company affiliate, generate the largest dollar amount of revenue for the company. Affiliated funds may also be subadvised by a company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the company. The company expects to make a profit from this revenue to the extent it exceeds the company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds.

The revenue received by the company from may be deducted from fund assets and may include:

- A share of the management fee;
- Service fees;
- For certain share classes, compensation paid from 12b-1; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the company or a percentage of the fund's management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue may be retained by the affiliated investment adviser and ultimately shared with the Company. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment advisor or the investment advisor's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Revenue Received from Unaffiliated Funds.
Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The revenue received by the company or its affiliates from unaffiliated funds may be deducted from fund assets and may include:

- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund's prospectus. These additional payments may be used by us to finance distribution of the contract.

If the unaffiliated fund families currently offered through the contract that made payments to us were individually ranked according to the total amount they paid to the company or its affiliates in 2012, in connection with the registered annuity contracts issued by the company, that ranking would be as follows:

- BlackRock Variable Series Funds, Inc.

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the company or its affiliates in 2012, the affiliated funds would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel and opportunity to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated funds as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds.

Please note that certain management personnel and other employees of the company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See also "Other Contract Provisions – Selling the Contract."**

THE ANNUITY CONTRACT

The Contract described in this prospectus is a deferred combination variable and fixed annuity contract. The Contract provides a means for you to invest in one or more of the available mutual fund portfolios of the Trusts and Funds through Separate Account NY-B. It also provides a means for you to invest in a Fixed Interest Allocation through the Fixed Interest Division. See Appendix C and the Fixed Interest Division Offering Brochure for more information on the Fixed Interest Division. If you have any questions concerning this Contract, contact your registered representative or call our Customer Service Center at 1-800-366-0066.

Contract Date and Contract Year
The date the Contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

Contract Owner
You are the contract owner. You are also the annuitant unless another annuitant is named in the application. You have the rights and options described in the Contract. One or more persons may own the Contract. If there are multiple owners named, the age of the oldest owner will determine the applicable death benefit if such death benefit is available for multiple owners. In the event a selected death benefit is not available, Option Package I will apply.

The death benefit becomes payable when you die. In the case of a sole contract owner who dies before the income phase begins, we will pay the beneficiary the death benefit then due. The sole contract owner's estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. In the case of a joint owner of the Contract dying before the income phase begins, we will designate the surviving contract owner as the beneficiary. This will override any previous beneficiary designation. See "Joint Owner," below.

Joint Owner
For non-qualified Contracts only, joint owners may be named in a written request before the Contract is in effect. Joint owners may independently exercise transfers and other transactions allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death of that owner if the other joint owner survives. The entire interest of the deceased joint owner in the Contract will pass to the surviving joint owner and the death benefit will be payable. Joint owners may only select Option Package I.

Any addition or deletion of a joint owner is treated as a change of owner which may affect the amount of the death benefit. See "Change of Contract Owner or Beneficiary," below. If you have elected Option Package II or III, and you add a joint owner, if the older joint owner is attained age 85 or under, the death benefit from the date of change will be the Option Package I death benefit. If the older joint owner's attained age is 86 or over on the date of the ownership change, the death benefit will be the cash surrender value. The mortality and expense risk charge going forward will reflect the change in death benefit. Note that returning a Contract to single owner status will not restore any death benefit. Unless otherwise specified, the term "age" when used for joint owners shall mean the age of the oldest owner.

Annuitant
The annuitant is the person designated by you to be the measuring life in determining income phase payments. On and after May 1, 2009, a joint annuitant may also be designated. The annuitant's age determines when the income phase must begin and the amount of the income phase payments to be paid. In the case of a non-natural owner and joint annuitants, the oldest annuitant's age is used. You are the annuitant unless you choose to name another person. The annuitant may not be changed after the Contract is in effect, except as described below.

The contract owner will receive the annuity benefits of the Contract if the annuitant is living on the income phase payment start date. If the annuitant dies before the income phase payment start date and a contingent annuitant has been named, the contingent annuitant becomes the annuitant (unless the contract owner is not an individual, in which case the death benefit becomes payable).

If there is no contingent annuitant when the annuitant dies before the income phase payment start date, the contract owner will become the annuitant. In the event of joint owners, the youngest will be the contingent annuitant, unless you elect otherwise. The contract owner may designate a new annuitant within 60 days of the death of the annuitant.

When the annuitant dies before the income phase payment start date and the contract owner is not an individual, we will pay the designated beneficiary the death benefit then due. If a beneficiary has not been designated, or if there is no designated beneficiary living, the contract owner will be the beneficiary. If the annuitant was the sole contract owner and there is no beneficiary designation, the annuitant's estate will be the beneficiary.

Regardless of whether a death benefit is payable, if the annuitant dies and any contract owner is not an individual, distribution rules under federal tax law will apply. You should consult your tax advisor for more information if the contract owner is not an individual.

Beneficiary
The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds and who may become the successor contract owner if the contract owner who is a spouse (or the annuitant if the contract owner is other than an individual) dies before the income phase payment start date. We pay death benefits to the primary beneficiary (unless there are joint owners, in which case death proceeds are payable to the surviving owner(s)).

If the beneficiary dies before the annuitant or the contract owner, the death benefit proceeds are paid to the contingent beneficiary, if any. If there is no surviving beneficiary, we pay the death benefit proceeds to the contract owner's estate.

One or more persons may be a beneficiary or contingent beneficiary. In the case of more than one beneficiary, we will assume any death benefit proceeds are to be paid in equal shares to the surviving beneficiaries, unless you indicate otherwise in writing.

Change of Contract Owner or Beneficiary
During the annuitant's lifetime, you may transfer ownership of a non-qualified Contract. A change in ownership may affect the amount of the death benefit, the guaranteed minimum death benefit and/or the death benefit option applied to the Contract. The new owner's age, as of the date of the change, will be used as the basis for determining the applicable benefits and charges. The new owner's death will determine when a death benefit is payable.

If you have elected Option Package I, the death benefit will continue if the new owner is age 85 or under on the date of the ownership change. For Option Package II or III, if the new owner is age 79 or under on the date that ownership changes, the death benefit will continue. If the new owner is age 80 to 85, under Option Package II or III, the death benefit will end, and the death benefit will become the Option Package I death benefit. For all death benefit options, 1) if the new owner's attained age is 86 or over on the date of the ownership change, or 2) if the new owner is not an individual (other than a Trust for the benefit of the owner or annuitant), the death benefit will be the cash surrender value. The mortality and expense risk charge going forward will reflect the change in death benefit. Please note that once a death benefit has been changed due to a change in owner, it will not be restored by a subsequent change to a younger owner.

You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. If you have designated an irrevocable beneficiary, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the Contract. You may also restrict a beneficiary's right to elect an annuity option or receive a lump sum payment. If so, such rights or options will not be available to the beneficiary. In the event of joint owners, all must agree to change a beneficiary.

In the event of a death claim, we will honor the form of payment of the death benefit specified by the beneficiary to the extent permitted under Section 72(s) of the Tax Code. You may also restrict a beneficiary's right to elect an income phase payment option or receive a lump-sum payment. If so, such rights or options will not be available to the beneficiary.

All requests for changes must be in writing and submitted to our Customer Service Center in good order. Please date your request. The change will be effective as of the day we receive the request. The change will not affect any payment made or action taken by us before recording the change.

A change of owner likely has tax consequences. See "Federal Tax Considerations" in this prospectus.

Purchase and Availability of the Contract

We no longer offer the Contract for sale to new purchasers.

There are three option packages available under the Contract. You select an option package at the time of application. Each option package is unique. The minimum initial payment to purchase the Contract depends on the option package that you elect.

	Option Package I	Option Package II	Option Package III
Minimum Initial Payment	$15,000 (non-qualified) $1,500 (qualified)	$5,000 (non-qualified) $1,500 (qualified)	$5,000 (non-qualified) $1,500 (qualified)

The maximum issue age is 80 or younger at the time of application to purchase a Contract with Option Package I. With Option Package II or Option Package III, the maximum issue age is also 80 or younger at the time of application, SO LONG AS you elect the MGAB rider, the ING LifePay Plus rider or the ING Joint LifePay Plus rider. Otherwise, the maximum issue age is 75 for a Contract with Option Package II or Option Package III. Before April 28, 2008, the maximum issue age was 80 for a Contract with either Option Package II or Option Package III.

You may make additional premium payments up to the contract anniversary after your 86th birthday. The minimum additional premium payment we will accept is $50 regardless of the option package you select. Under certain circumstances, we may waive the minimum premium payment requirement. We may also change the minimum initial or additional premium requirements for certain group or sponsored arrangements. Any initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,500,000 requires our prior approval.

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. You should not buy this Contract: (1) if you are looking for a short-term investment; (2) if you cannot risk getting back less money than you put in; or (3) if your assets are in a plan which provides for tax-deferral and you see no other reason to purchase this Contract. **When considering an investment in the Contract, you should consult with your investment professional about your financial goals, investment time horizon and risk tolerance.**

Replacing an existing insurance contract with this Contract may not be beneficial to you. Before purchasing the Contract, determine whether your existing contract will be subject to any fees or penalties upon surrender. Also, compare the fees, charges, coverage provisions and limitations, if any, of your existing contract with those of the Contract described in this prospectus.

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other features and benefits including death benefits and the ability to receive a lifetime income. You should not purchase a qualified Contract unless you want these other features and benefits, taking into account their cost. See "Charges and Fees" in this prospectus. **If you are considering an Enhanced Death Benefit Option and your contract will be an IRA, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit" in this prospectus.**

Loans are not allowed on a Contract issued as a Tax Code Section 403(b) annuity.

We and our affiliates offer other variable products that may offer some of the same investment portfolios. These products have different benefits and charges, and may or may not better match your needs. If you are interested in learning more about these other products, contact our Customer Service Center or your registered representative.

Crediting of Premium Payments

We will process your initial premium and any premium credits, if applicable, within 2 business days after receipt and allocate the payment according to the instructions you specify at the accumulation unit value next determined, if the application and all information necessary for processing the Contract are complete. Subsequent premium payments will be processed within 1 business day if we receive all necessary information. In certain states we also accept initial and additional premium payments by wire order. Wire transmittals must be accompanied by sufficient electronically transmitted data. We may retain your initial premium payment for up to 5 business days while attempting to complete an incomplete application. If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you direct us to hold the premium payment until the application is completed. If you choose to have us hold the premium payment, it will be held in a non-interest bearing account.

If a subaccount is not available or requested in error, we will make inquiry about a replacement subaccount. If we are unable to reach you or your representative within 5 days, we will consider the application incomplete. Once the completed application is received, we will allocate the payment to the subaccounts of Separate Account NY-B specified by you within 2 business days.

If your premium payment was transmitted by wire order from your broker-dealer, we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. The procedure we follow depends on state availability and the procedures of your broker-dealer.

1) If either your state or broker-dealer do not permit us to issue a Contract without an application, we reserve the right to rescind the Contract if we do not receive and accept a properly completed application or enrollment form within five days of the premium payment. If we do not receive the application or form within five days of the premium payment, we will refund the contract value plus any charges we deducted, and the Contract will be voided. Some states require that we return the premium paid, in which case we will comply.

2) If your state and broker-dealer allow us to issue a Contract without an application, we will issue and mail the Contract to you or your representative, together with a Contract Acknowledgement and Delivery Statement for your execution. Until our Customer Service Center receives the executed Contract Acknowledgement and Delivery Statement, neither you nor the broker-dealer may execute any financial transactions on your Contract unless they are requested in writing by you. We may require additional information before complying with your request (e.g. signature guarantee).

We will make inquiry to discover any missing information related to subsequent payments. We will allocate the subsequent payment(s) pro-rata according to the current variable subaccount allocation unless you specify otherwise. Any fixed allocation(s) will not be considered in the pro-rata calculations. If a subaccount is no longer available (including due to a fund purchase restriction) or requested in error, we will allocate the subsequent payment(s) proportionally among the other subaccount(s) in your current allocation. For any subsequent premium payments, the payment and any premium credits, if applicable, designated for a subaccount of Separate Account NY-B, will be credited at the accumulation unit value next determined after receipt of your premium payment and instructions.

Once we allocate your premium payment and any premium credit, if applicable, to the subaccounts selected by you, we convert the premium payment into accumulation units. We divide the amount of the premium payment allocated to a particular subaccount by the value of an accumulation unit for the subaccount to determine the number of accumulation units of the subaccount to be held in Separate Account NY-B with respect to your Contract. The net investment results of each subaccount vary with its investment performance.

We may require that an initial premium designated for a subaccount of Separate Account NY-B or the Fixed Interest Division be allocated with the added premium credit, if applicable, to a subaccount specially designated by the Company (currently, the ING Liquid Assets Portfolio) during the free look period. After the free look period, we will convert your contract value (your initial premium plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount. Initial premiums designated for Fixed Interest Allocations will be allocated to a Fixed Interest Allocation with the guaranteed interest period you have chosen; however, in the future we may allocate the premiums to the specially designated subaccount during the free look period.

Additional Credit to Premium

At the time of application, you may elect the premium credit option. If you so elect, a credit will be added to your Contract based on all premium payments received during the first contract year ("initial premium"). The credit will be 4% of the initial premium and will be allocated among each subaccount and Fixed Interest Allocation you have selected in proportion to your allocation of the applicable premium in each investment option.

Currently, the premium credit option is available only if elected at the time of application prior to issuance of the Contract and in combination with the Contract's other optional riders, subject to the following limitation. For Contracts purchased before September 4, 2007, the premium credit option was not available with the MGIB rider. We reserve the right to make the premium credit option available to inforce contract owners. Also, the premium credit option may not be available through all broker-dealers.

We may increase, decrease or discontinue the premium credit at our discretion. We will give you at least 45 days notice of any planned change to the premium credit option.

The daily mortality and expense risk charge and the daily administrative charge under this Contract are greater than that under contracts not providing a premium credit. There is also a separate charge for the premium credit which is an asset-based charge deducted daily from your contract value. Please see "Charges and Fees" for a description of this charge.

The premium credit constitutes earnings (and not premiums paid by you) for federal tax purposes.

In any of the following circumstances, we deduct part or all of a premium credit from the amount we pay to you or your beneficiary:

1) If you return your Contract within the free look period, we will deduct the entire premium credit from the refund amount;
2) If a death benefit becomes payable, we will deduct any premium credits added to your Contract after or within 12 months of the date of death; and
3) If you surrender your Contract or take a withdrawal, we will deduct a portion of the premium credit added to your contract value based on the percentage of first year premium withdrawn and the contract year of surrender or withdrawal in accordance with the following table:

Contract Year of Surrender or Withdrawal	Percentage of Premium Credit Forfeited (based on percentage of first year premium withdrawn)
Years 1-2	100%
Years 3-4	75%
Years 5-6	50%
Year 7	25%
Years 8+	0%

If we deduct a credit from any amount we pay to you, we will deduct the full dollar amount of the premium credit. You will retain any gains, and you will also bear any losses, that are attributable to the premium credit we deduct. No forfeiture of premium credit applies to withdrawals of contract value representing the annual free withdrawal amount or to withdrawals of contract value representing earnings.

There may be circumstances under which the contract owner may be worse off from having received a premium credit. For example, this could occur if the contract owner returns the Contract during the applicable free look period. Upon a free look, we recapture the premium credit that had been credited. If the state law provides that contract value is returned on a free look, and if the performance of the applicable subaccounts has been negative during that period, we will return the contract value less the premium credit. Negative performance associated with the premium credit will reduce the contract value more than if the premium credit had not been applied.

Income Phase Payment Start Date
The income phase payment start date is the date you start receiving income phase payments under your Contract. The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase; and the income phase. The accumulation phase is the period between the contract date and the income phase payment start date. The income phase begins when you start receiving regular income phase payments from your Contract on the income phase payment start date.

Anti-Money Laundering
In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money

laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000.00, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment and not issuing the Contract.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Administrative Procedures
We may accept a request for Contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the contract value next determined only after you have met all administrative requirements. Please be advised that the risk of fraudulent transaction is increased with telephonic or electronic instructions (for example, a facsimile withdrawal request form), even if appropriate identifying information is provided.

Contract Value
We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of (a) the contract value in the Fixed Interest Allocations, and (b) the contract value in each subaccount in which you are invested.

    Contract Value in the Subaccounts. On the contract date, the contract value in the subaccount in which you are invested is equal to the initial premium paid plus any premium credit, if applicable, that was designated to be allocated to the subaccount. On the contract date, we allocate your contract value to each subaccount and/or a Fixed Interest Allocation specified by you.

On each business day after the contract date, we calculate the amount of contract value in each subaccount as follows:

1) We take the contract value in the subaccount at the end of the preceding business day.
2) We multiply (1) by the subaccount's Net Rate of Return since the preceding business day.
3) We add (1) and (2).
4) We add to (3) any additional premium payments plus any premium credits, if applicable, and then add or subtract any transfers to or from that subaccount.
5) We subtract from (4) any withdrawals and any related charges, and then subtract any contract fees and premium taxes.

Cash Surrender Value
The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value will fluctuate daily based on the investment results of the subaccounts in which you are invested and interest credited to Fixed Interest Allocations. See the Fixed Interest Division Offering Brochure for a description of the calculation of values under any Fixed Interest Allocation. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your contract value, then we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee, and any other charges incurred but not yet deducted.

Surrendering to Receive the Cash Surrender Value. You may surrender the Contract at any time while the annuitant is living and before the income phase payment start date. A surrender will be effective on the date your written request and the Contract are received at our Customer Service Center. We will determine and pay the cash surrender value at the price next determined after receipt of all paperwork required in order for us to process your surrender. Once paid, all benefits under the Contract will be terminated. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within 7 days.

Consult your tax advisor regarding the tax consequences associated with surrendering your Contract. A surrender made before you reach age 59½ may result in a 10% tax penalty. See "Federal Tax Considerations" for more details.

The Subaccounts
Each of the subaccounts of Separate Account NY-B offered under this prospectus invests in an investment portfolio with its own distinct investment objectives and policies. Each subaccount of Separate Account NY-B invests in a corresponding portfolio of a Trust or Fund.

Addition, Deletion or Substitution of Subaccounts and Other Changes
We may make additional subaccounts available to you under the Contract. These subaccounts will invest in investment portfolios we find suitable for your Contract. We may also withdraw or substitute investment portfolios, subject to the conditions in your Contract and compliance with regulatory requirements, including prior SEC approval.

We may amend the Contract to conform to applicable laws or governmental regulations. If we feel that investment in any of the investment portfolios has become inappropriate to the purposes of the Contract, we may, with approval of the SEC (and any other regulatory agency, if required), combine two or more accounts or substitute another portfolio for existing and future investments. If you have elected the dollar cost averaging, systematic withdrawals, or automatic rebalancing programs or if you have other outstanding instructions, and we substitute or otherwise eliminate a portfolio which is subject to those instructions, we will execute your instructions using the substitute or proposed replacement portfolio unless you request otherwise. The substitute or proposed replacement portfolio may have higher fees and charges than any portfolio it replaces.

We also reserve the right, subject to SEC approval, to: (i) deregister Separate Account NY-B under the 1940 Act; (ii) operate Separate Account NY-B as a management company under the 1940 Act if it is operating as a unit investment trust; (iii) operate Separate Account NY-B as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (iv) restrict or eliminate any voting rights as to Separate Account NY-B; and (v) combine Separate Account NY-B with other accounts.

We will, of course, provide you with written notice before any of these changes are effected.

The Fixed Interest Allocation (Fixed Interest Division)
The Fixed Interest Allocation is the Fixed Interest Division, which is part of the ReliaStar of New York general account. The general account contains all of the assets of ReliaStar of New York other than those in certain separate accounts. Allocation of any amount to the Fixed Interest Division does not entitle you to share directly in the performance of these assets. Assets supporting amounts allocated to the Fixed Interest Division are available to fund the claims of all classes of our customers, owners, and other creditors. See Appendix C and the Fixed Interest Division Offering Brochure for more information. You may not allocate contract value to the Fixed Interest Division if you elect one of the living benefit riders.

Other Contracts
We and our affiliates offer various other products with different features and terms than the Contracts, and that may offer some or all of the same investment portfolios. These products have different benefits, fees and charges, and may or may not better match your needs. Please note that some of the Company's management personnel and certain other employees may receive a portion of their employment compensation based on the amount of Contract values allocated to investment portfolios of Trusts or Funds affiliated with ING. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact our Customer Service Center or your registered representative. Also, broker/dealers selling the Contract may limit its availability or the availability of an optional feature (for example, by imposing restrictions on eligibility), or decline to make an optional feature available. Please talk to your registered representative for further details.

LIVING BENEFIT RIDERS

You may elect one of the optional benefit riders discussed below. **You may add only one of these riders to your Contract. Each rider has a separate charge. Please note that if you elect one of the living benefit riders, you may not allocate premium or contract value to the GET Fund or to the Fixed Interest Allocations**. Once elected, the riders generally may not be cancelled. You may not remove the rider and charges will be assessed regardless of the performance of your Contract. The optional benefit riders terminate upon surrender of the Contract. Please see "Charges and Fees — Optional Rider Charges" for information on rider charges.

The optional riders may not be available for all investors. You should analyze each rider thoroughly and understand it completely before you select it. The optional riders do not guarantee any return of principal or premium payments and do not guarantee performance of any specific investment portfolio under the contract. The ING LifePay Plus and ING Joint LifePay Plus riders may also impact the death benefit amount under the Contract. More information about earlier versions of the guaranteed withdrawal benefit riders (including lifetime versions) is in the Appendices. You should consult a qualified financial adviser in evaluating the riders. Our Customer Service Center may be able to answer your questions. The telephone number is (800) 366-0066.

Minimum Guaranteed Accumulation Benefit Rider (the "MGAB Rider"). The MGAB rider is an optional benefit which provides you with an MGAB intended to guarantee a minimum contract value at the end of a specified waiting period. The waiting period is 10 years, beginning on the rider date, and the MGAB Charge is deducted only during the 10 year waiting period. Only premiums added to your Contract during the first two-year period after your rider date and any premium credits, if applicable, are included in the MGAB Base. Any additional premium payments added after the second rider anniversary are not included in the MGAB Base. Thus, the MGAB rider may not be appropriate for you if you plan to add substantial premium payments after your second rider anniversary. If you elect the MGAB rider, you may not allocate contract value to the GET Fund subaccount or to the Fixed Interest Division.

The MGAB is a one-time adjustment to your contract value if your contract value on the MGAB Date is less than the MGAB Base. The MGAB Date is the next business day after the applicable waiting period. We calculate your Minimum Guaranteed Accumulation Benefit on this date. The MGAB rider may offer you protection if your Contract loses value during the MGAB waiting period. For a discussion of the charges we deduct under the MGAB rider, see "Optional Rider Charges."

The MGAB rider has a waiting period of ten years and, other than for certain transfers, guarantees that your contract value at the end of ten years will at least equal your initial premium payment plus the premium credit, if applicable, reduced pro-rata for withdrawals. Transfers between subaccounts or between a subaccount and a Fixed Interest Allocation within 3 years of the MGAB Date will also reduce the MGAB Base pro-rata (see examples below).

Calculating the MGAB. We calculate your MGAB as follows:

1) **We first determine your MGAB Base**. The MGAB Base is only a calculation used to determine the MGAB. It does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of your annuity income, cash surrender value and death benefits.

    If you purchase the MGAB optional rider as of the contract date, the MGAB Base is the initial premium, and the premium credit, if applicable, increased by eligible premiums, less all withdrawals and, less transfers made within 3 years prior to the MGAB Date. Eligible premiums are premiums added within two years after the rider date. Premiums added in the third and later rider years are not included in the MGAB Base.

    If you purchase the MGAB optional benefit rider after the contract date, contract value is used as the initial value. The MGAB Base equals the contract value, plus eligible premiums, adjusted for withdrawals and transfers.

    We use the MGAB Charge Base to determine the periodic MGAB rider charges. The MGAB Charge Base equals the eligible premiums, plus any premium credits, if applicable, adjusted for subsequent withdrawals and transfers. Withdrawals reduce the MGAB Base and MGAB Charge Base on a pro-rata basis. The percentage reduction in the MGAB Base and the MGAB Charge Base equals the percentage reduction in contract value resulting from the withdrawal. This means that the MGAB Base and MGAB Charge Base are reduced for withdrawals by the same proportion that the withdrawal reduces the contract value. For example, if the contract value is reduced by 25% as the result of a withdrawal, the MGAB Base and the MBAG Charge Base are also reduced by 25% (rather than by the amount of the withdrawal).

Any transfer between subaccounts or between a subaccount and a Fixed Interest Allocation within 3 years of the MGAB Date reduces the MGAB Base and MGAB Charge Base on a pro-rata basis, based on the percentage of contract value transferred. Adjustments for such transfers are made as if the transfer was a withdrawal followed by a premium payment to the new investment option, which is not an eligible premium for MGAB benefit purposes.

2) **We then subtract your contract value on the MGAB Date from your MGAB Base**. The contract value that we subtract includes both the contract value in the subaccounts in which you are invested and the contract value in your Fixed Interest Allocations, if any.

3) **Any positive difference is your MGAB**. If there is a MGAB, we will automatically credit it on the MGAB Date to the subaccounts in which you are invested pro-rata based on the proportion of your contract value in the subaccounts on that date. If you do not have an investment in any subaccount on the MGAB Date, we will allocate the MGAB to the ING Liquid Assets Portfolio on your behalf. After we credit the MGAB, the amount of your annuity income, cash surrender value and death benefits will reflect the crediting of the MGAB to your contract value to the extent the contract value is used to determine such value.

Examples of the Impact of Transfers between Subaccounts within Three Years of the MGAB Date.

Example #1: A transfer of $5,000 from Subaccount 1 to Subaccount 2 occurring within three years of the MGAB Date.

	Subaccount 1		Subaccount 2		Total	
	Contract Value	MGAB Base	Contract Value	MGAB Base	Contract Value	MGAB Base
Before Transfer	15,000	10,000	8,000	10,000	23,000	20,000
After Transfer	10,000	6,667	13,000	10,000	23,000	16,667

Example #2: A transfer of $5,000 from Subaccount 2 to Subaccount 1 occurring within three years of the MGAB Date.

	Subaccount 1		Subaccount 2		Total	
	Contract Value	MGAB Base	Contract Value	MGAB Base	Contract Value	MGAB Base
Before Transfer	15,000	10,000	8,000	10,000	23,000	20,000
After Transfer	20,000	10,000	3,000	3,750	23,000	13,750

Purchase. The MGAB rider is no longer available for purchase. To purchase the MGAB rider, you must have been age 80 or younger on the rider date. The waiting period must end at or before your annuity start date. The MGAB rider must have been purchased (i) on the contract date, and (ii) within 30 days following the contract date. For contracts issued more than 30 days before the date this rider first became available in your state, the Company could, in its discretion allow purchase of this rider beyond such date.

The MGAB Charge Base. The MGAB Charge Base is the total of premiums and premium credits, if applicable, added during the two-year period commencing on the rider date if you purchase the rider on the contract date, or your contract value on the rider date plus premiums and premium credits, if applicable, added during the two-year period commencing on the rider date if you purchased the rider after the contract date, reduced pro-rata for all withdrawals taken while the MGAB rider is in effect, and reduced pro-rata for transfers made during the three year period before the MGAB Date. Withdrawals and transfers may reduce the applicable MGAB Charge Base by more than the amount withdrawn or transferred.

The MGAB Date. The MGAB Date is the date the MGAB rider becomes effective. If you purchased the MGAB rider on the contract date or added the MGAB rider within 30 days following the contract date, the MGAB Date is your 10th contract anniversary. If you added the MGAB rider during the 30-day period preceding your first contract anniversary after the date of this prospectus, your MGAB Date will be the first contract anniversary occurring after 10 years after the rider date. The MGAB rider is not available if the MGAB Date would fall beyond the latest annuity start date.

Notification. We will report any crediting of the MGAB in your first quarterly statement following the MGAB Date.

No Cancellation. Once you purchase the MGAB rider, you may not cancel it unless you cancel the Contract during the Contract's free look period, which also automatically cancels the MGAB rider. Once the Contract continues beyond the free look period, you may not cancel the MGAB rider.

Termination. The MGAB rider is a "living benefit," which means the guaranteed benefit offered by the rider is intended to be available to you while you are living and while your Contract is in the accumulation phase. The MGAB rider automatically terminates if you:

- annuitize, surrender or otherwise terminate your Contract during the accumulation phase; or
- die during the accumulation phase (first owner to die if there are multiple contract owners, or at death of annuitant if contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The MGAB rider will also terminate if there is a change in contract ownership (other than a spousal beneficiary continuation on your death), including addition of a joint owner.

Minimum Guaranteed Income Benefit Rider (the "MGIB Rider"). The MGIB rider is an optional benefit which guarantees a minimum amount of annuity income will be available to you if you annuitize on the MGIB Date (as defined below), regardless of fluctuating market conditions. Please note that if you elect the MGIB rider, you may not allocate contract value to the Fixed Interest Division. No loans are permitted on Contracts with the MGIB rider. The minimum guaranteed amount of annuity income will depend on the amount of premiums you pay during the five contract years after you purchase the rider, the MGIB Rate (as defined below), the adjustment for Special Fund transfers, and any withdrawals you take while the MGIB rider is in effect. Investing in Special Funds may limit the MGIB benefit because for purposes of determining the MGIB Benefit Base, Special Funds allocations are not subject to accumulation at the MGIB Rate, and withdrawals and transfers from Special Funds are not dollar-for-dollar, but pro-rata, meaning the MGIB Benefit Base may be reduced by the same proportion that contract value allocated to Special Funds is reduced. For Contracts with the MGIB rider purchased on and after September 4, 2007, the minimum guaranteed amount will also include any eligible premium credits.

Purchase. The MGIB rider is no longer available for purchase, including purchase by owners of existing Contracts. Previously, you must have been age 75 or younger on the rider date and the ten-year waiting period must end at or prior to the latest annuity start date to purchase the MGIB rider. Before April 28, 2008, the maximum age was 79. Some broker dealers may limit availability of the rider to younger ages. The MGIB rider must have been purchased on the contract date. Previously, the Company in its discretion could allow the purchase of this rider after the contract date. **There is a ten-year waiting period before you can annuitize under the MGIB rider.** If you purchased this rider prior to August 21, 2006, the features and benefits of your rider may differ from those described below, please refer to your contract for more details.

The MGIB Date. The MGIB Date is the date on which you may exercise your right to begin receiving annuity income payments pursuant to the MGIB Rider. The MGIB Date always coincides with your Contract's anniversary date. You may not exercise your right to begin receiving annuity income payments pursuant to the MGIB Rider until the MGIB Date that is at least ten years after the rider date.

Charges. The charge we deduct under the MGIB Rider is 0.75% of the MGIB Benefit Base. The calculation of the MGIB Benefit Base is described in "Determining the MGIB Annuity Income," below. The MGIB rider automatically terminates if the contract value is insufficient to pay the charge for the MGIB rider.

How the MGIB Rider Works. Ordinarily, the amount of income that will be available to you on the annuity start date is based on your contract value, the annuity option you selected and the guaranteed or the income factors in effect on the date you annuitize. If you purchase the MGIB rider, the amount of income that will be available to you upon annuitization on the MGIB Date is the greatest of:

1) your annuity income based on your contract value on the MGIB Date applied to the guaranteed income factors specified in your Contract for the annuity option you selected;
2) your annuity income based on your contract value on the MGIB Date applied to the then-current income factors in effect for the annuity option you selected; or
3) the MGIB annuity income based on your MGIB Benefit Base on the MGIB Date applied to the MGIB income factors specified in your rider for the MGIB annuity option you selected. Prior to applying the MGIB income factors, we will adjust the MGIB Benefit Base for any premium tax recovery that would otherwise apply at annuitization.

The guaranteed factors contained in the MGIB rider generally provide lower payout per $1,000 of value applied than the guaranteed factors found in your Contract. Although the minimum income provided under the rider can be determined in advance, the contract value in the future is unknown, so the income provided under a contract with the MGIB rider attached may be greater or less than the income that would be provided under the Contract without the rider. Generally, the income calculated under the rider will be greater than the income provided under the Contract whenever the MGIB Benefit Base (greater of the Rollup and Ratchet Bases) is sufficiently in excess of the contract value to offset the additional conservatism reflected in the rider's income factors compared to those in the Contract. The income factors in the MGIB rider generally reflect a lower interest rate and more conservative mortality than the income factors in the Contract. The degree of relative excess that the income factors require to produce more income will vary for each individual circumstance. If the contract value exceeds the MGIB Benefit Base at time of annuitization, the Contract will always produce greater income than the rider. Please see Appendix E — Examples of Minimum Guaranteed Income Benefit Calculation.

The MGIB Benefit Base is only a calculation used to determine the MGIB annuity income. The MGIB Benefit Base does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of your cash surrender value and death benefits. Any reset of contract value under provisions of the Contract or other riders will not increase the MGIB Benefit Base or Maximum MGIB Base (as defined below).

The MGIB Benefit Base is tracked separately for Covered and Special Funds, based on initial allocation of premium and any premium credit, if applicable. Contract value (not eligible premium) is used as the initial value if the rider is added after the contract date. The MGIB Benefit Base also will include subsequent eligible premiums, if any, which are premiums and related premium credits paid within five years of purchasing the MGIB rider. (Premiums and related premium credits paid after the rider date are excluded.) The following investment options are designated as Special Funds for purposes of calculating the MGIB Benefit Base: the ING Liquid Assets Portfolio. The ProFunds VP Rising Rates Opportunity Portfolio is also a Special Fund, but closed to new allocations, effective April 30, 2007. For more information about Covered Funds and Special Funds, please see "The Trust and Funds - Covered Funds and Special Funds."

Prior to your latest annuity start date, you may choose to exercise your right to receive payments under the MGIB rider. Payments under the rider begin on the MGIB Date. We require a 10-year waiting period before you can annuitize the MGIB rider benefit. The MGIB must be exercised in the 30-day period prior to the end of the waiting period or any subsequent contract anniversary. At your request, the Company may in its discretion extend the latest contract annuity start date without extending the MGIB Date.

Determining the MGIB Annuity Income. On the MGIB Date, we calculate your MGIB annuity income as follows:

1) **We first determine your MGIB Benefit Base:** The MGIB Benefit Base is equal to the greater of the MGIB Rollup Base and the MGIB Ratchet Base.

   a) **Calculation of MGIB Rollup Base**

   The MGIB Rollup Base is equal to the lesser of the Maximum MGIB Base and the sum of (a), and (b) where:

   (a) is the MGIB Rollup Base for Covered Funds;
   (b) is the MGIB Rollup Base for Special Funds;

   The Maximum MGIB Base applicable to the MGIB Rollup Base is 250% of eligible premiums (including any related premium credits), adjusted pro-rata for withdrawals. This means that the Maximum MGIB Base is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value. The Maximum MGIB Base is not allocated by Fund category.

   The MGIB Rate. Calculation of the MGIB Rollup Base will be impacted by the MGIB Rate. The MGIB Rate is an annual effective rate at which the eligible premiums (including any related premium credits) accumulate, which is currently 6%. As noted below, eligible premiums (including any related premium credits) accumulate at the MGIB Rate only up until the oldest contract owner reaches age 80 or the MGIB Rollup Base reaches the Maximum MGIB Base, and only to the extent that premiums are invested in Covered Funds.

   For example, assume a contract was issued on September 4, 2007 with an initial premium of $10,000, and the issue age of the contract owner was age 60, with an MGIB Date of September 4, 2017. Assuming 100% of the premium was allocated to Covered Funds, the MGIB Rollup Base would be $17,908 on the MGIB Date, the result of the $10,000 initial premium multiplied by the 6% MGIB Rate annually for the 10-year period between the issue date and the MGIB Date.

For Contracts with the MGIB rider purchased before May 1, 2009, the MGIB Rate is 7%.

The MGIB Rollup Base allocated to Covered Funds equals the eligible premiums (including any related premium credits), allocated to Covered Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB Rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Base reaching the Maximum MGIB Base. The MGIB Rollup Base accumulates at 0% thereafter. The MGIB Rate is currently 6% (7% for Contracts with the MGIB rider purchased before May 1, 2009). The MGIB Rate is an annual effective rate. We may, at our discretion, discontinue offering this rate. The MGIB Rate will not change for those contracts that have already purchased the MGIB rider.

The MGIB Rollup Base allocated to Special Funds equals the eligible premiums (including any related premium credits), allocated to Special Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect. The MGIB Rate does not apply to the MGIB Rollup Base allocated to Special Funds, so the MGIB Rollup Base allocated to Special Funds does not accumulate.

Withdrawals reduce the MGIB Rollup Base on a pro-rata basis. The percentage reduction in the MGIB Rollup Base for each Fund category (i.e., Covered or Special) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal. This means that the MGIB Rollup Base for Covered Funds and Special Funds is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value allocated to Covered Funds or Special Funds. For example, if the contract value in Covered Funds is reduced by 25% as the result of a withdrawal, the MGIB Rollup Base allocated to Covered Funds is also reduced by 25% (rather than by the amount of the withdrawal).

Because the MGIB Rollup Base is tracked separately for Covered and Special Funds, when you make transfers between Covered and Special Funds, there is an impact on the MGIB Rollup Base. Net transfers between Covered Funds and Special Funds will reduce the MGIB Rollup Base allocated to Covered Funds or Special Funds, as applicable, on a pro-rata basis. This means that the MGIB Rollup Base allocated to Covered Funds or Special Funds will be reduced by the same percentage as the transfer bears to the contract value allocated to Covered Funds or Special Funds. For example, if the contract value in Covered Funds is reduced by 25% as the result of the transfer, the MGIB Rollup Base allocated to Covered Funds is also reduced by 25% (rather than by the amount of the transfer). The resulting increase in the MGIB Rollup Base allocated to Special Funds will equal the reduction in the MGIB Rollup Base allocated to Covered Funds. Transfers from Special Funds to Covered Funds are treated in the same way.

In a case where the MGIB Rollup Base for Covered Funds is greater than the contract value in Covered Funds, a transfer from Covered Funds will result in the MGIB Rollup Base for Covered Funds being reduced by a dollar amount that is higher than the dollar amount of the transfer. A higher reduction to the MGIB Rollup Base for Covered Funds will have a larger negative impact on the MGIB Benefit Base, potentially reducing the minimum guaranteed amount of annuity income upon annuitization under the MGIB rider. This means the benefit you receive under the MGIB rider will not be as great because of the transfer.

For example, assume the MGIB Rollup Base for Covered Funds prior to a transfer from Covered Funds was $12,000 at a time that the contract value in Covered Funds was $10,000. If the contract owner transferred 25% of this $10,000 ($2,500) from the contract value in the Covered Funds, it would result in a 25% decrease in the MGIB Rollup Base for Covered Funds, or $3,000 ($12,000 * 25%), which is $500 more than the amount actually transferred from the Covered Funds.

b)   **Calculation of MGIB Ratchet Base**

The MGIB Ratchet Base for Covered Funds and Special Funds equals:

- on the rider date, eligible premiums (including any related premium credits) or the contract value (if the rider is added after the contract date) allocated to Covered Funds and Special Funds;

- on each contract anniversary prior to attainment of age 90, the MGIB Ratchet Base for Covered Funds and Special Funds is set equal to the greater of:

  1) the current contract value allocated to Covered Funds and Special Funds (after any deductions occurring on that date); and

  2) the MGIB Ratchet Base for Covered Funds and Special Funds from the prior contract anniversary, adjusted for any new eligible premiums (including any related premium credits), withdrawals attributable to Covered Funds or Special Funds, and transfers.

     For Contracts with the MGIB rider purchased before February 2, 2009, the MGIB Ratchet Base for Covered and Special Funds is recalculated on each "quarterly anniversary date" prior to attainment of age 90. A "quarterly anniversary date" is the date three months from the contract date that falls on the same date in the month as the contract date. For example, if the contract date is February 12, the quarterly anniversary date is May 12. If there is no corresponding date in the month, the quarterly anniversary date will be the last date of the month.

     Whenever the date falls on a weekend or holiday, we will use the value as of the subsequent business day.

- at other times, the MGIB Ratchet Base for Covered Funds and Special Funds is the MGIB Ratchet Base from the prior contract anniversary (quarterly anniversary date for Contracts with the MGIB rider purchased before February 2, 2009), adjusted for subsequent eligible premiums (including any related premium credits), withdrawals attributable to Covered Funds or Special Funds, and transfers.

Withdrawals reduce the MGIB Ratchet Base on a pro-rata basis. The percentage reduction in the MGIB Ratchet Base for each fund category (i.e., Covered Funds and Special Funds) equals the percentage reduction in contract value in that fund category resulting from the withdrawal. This means that the MGIB Ratchet Base for Covered Funds and Special Funds is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value allocated to Covered Funds and Special Funds. For example, if the contract value in Covered Funds is reduced by 25% as the result of a withdrawal (including surrender charge), the MGIB Ratchet Base allocated to Covered Funds is also reduced by 25% (rather than the amount of the withdrawal).

2) **Then we determine the MGIB annuity income by multiplying your MGIB Benefit Base (adjusted for any surrender charge and premium taxes) by the income factor, and then divide by $1,000.**

MGIB Income Options

The following are the MGIB Income Options available under the MGIB Rider:

(i) If MGIB Benefit exercised at ages 10-73:
Income for Life (Single Life or Joint with 100% Survivor) with no more than a 10 year certain fixed period.
(ii) If MGIB Benefit exercised at ages 74-89:
Income for Life (Single Life or Joint with 100% Survivor) with no more than a six year certain period.
(iii) Any other income plan offered by the Company in conjunction with the MGIB rider on the MGIB Date.

For Contracts with the MGIB rider purchased before September 4, 2007, the exercise ranges were 10 to 74 and 75 to 89. Also, the period certain was seven years instead of six if the MGIB rider is to be exercised during the later age range.

Once during the life of the Contract, you have the option to elect to apply up to 50% of the MGIB Benefit Base to one of the MGIB Income Options available under the Rider. This option may only be exercised in the 30-day period prior to a contract anniversary at or after the end of the waiting period. The portion of the MGIB Benefit Base so applied will be used to determine the MGIB income, as is otherwise described in the prospectus. The Contract Value will be reduced on a pro-rata basis. Any subsequent exercise of your right to receive payments under the MGIB rider must be for 100% of the remaining value. The exercise of this partial annuitization of the MGIB Benefit Base does not affect your right to annuitize under the Contract without regard to the rider. The amount applied to the partial annuitization will be treated as a withdrawal for purposes of adjusting contract and rider values.

Investment Option Restrictions. For Contracts with the MGIB rider purchased **on and after September 4, 2007**, there is an asset allocation requirement. We require that your contract value be allocated in accordance with certain limitations in order to mitigate the insurance risk inherent in our guarantee to provide you with a guaranteed minimum amount of annuity income if you annuitize on the MGIB Date (subject to the terms and conditions of the MGIB rider). There are Accepted Funds, Fixed Allocation Funds and Other Funds for purposes of this asset allocation requirement. **We are not currently applying this asset allocation requirement to the MGIB rider.**

Accepted Funds. Currently, the Accepted Funds are:

BlackRock Global Allocation V.I. Fund	ING Retirement Conservative Portfolio
ING American Funds Asset Allocation Portfolio	ING Retirement Growth Portfolio
ING American Funds World Allocation Portfolio	ING Retirement Moderate Growth Portfolio
ING Global Perspectives Portfolio	ING Retirement Moderate Portfolio
ING Invesco Equity and Income Portfolio	ING T. Rowe Price Capital Appreciation Portfolio
ING Liquid Assets Portfolio	Fixed Interest Allocation
ING MFS Total Return Portfolio	

If this rider was purchased before February 2, 2009, the following are additional Accepted Funds:

ING Franklin Templeton Founding Strategy Portfolio
ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio

We may change these designations at any time upon 30 days written notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:

ING BlackRock Inflation Protected Bond Portfolio	ING PIMCO Total Return Bond Portfolio
ING Bond Portfolio	ING Intermediate Bond Portfolio
ING U.S. Bond Index Portfolio	

You may allocate contract value to one or more of the Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the contract other than the Accepted Funds or Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than a percentage of the total contract value allocated to both the Fixed Allocation Funds and Other Funds on any MGIB Rebalancing Date (as defined below), then we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that the appropriate percentage of this amount is allocated to the Fixed Allocation Funds. This is called Fixed Allocation Funds Automatic Rebalancing and the percentage is stated in your Contract. Currently, the minimum Fixed Allocation Fund percentage is zero – we are not currently imposing these asset allocation requirements. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Fixed Allocation Funds and Other Funds and will be the last transaction processed on that date.

The MGIB Rebalancing Dates occur on each annual contract anniversary and after any one of the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
3) withdrawals from a Fixed Allocation Fund or Other Fund.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, then Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix G - Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. See "Appendix G – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the MGIB rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the MGIB rider if you do not wish to have your contract value reallocated in this manner.**

Relationship of Accepted Funds, Other Funds and Fixed Allocation Funds to Special Funds, Covered Funds and Restricted Funds. In general, Special Funds, Covered Funds and Restricted Funds impact the value of certain benefits available under living benefit riders, while Accepted Funds and Other Funds relate to the asset allocation requirements required under the living benefit riders. Fixed Allocation Funds Automatic Rebalancing and its fund designations (Accepted Funds, Fixed Allocation Funds and Other Funds) are in addition to the designations for purposes of calculating the MGIB Benefit Base (Covered Funds and Special Funds). Please see "The Trusts and Funds – Covered Funds and Special Funds" and "The Trusts and Funds – Restricted Funds." Because of this, your ability to allocate your entire contract value to all Covered Funds for purposes of calculating the MGIB Benefit Base is subject to Fixed Allocation Funds Automatic Rebalancing. In the event you allocate contract value to Covered Funds for the purposes of calculating the MGIB Benefit Base that are considered Other Funds for purposes of the above asset allocation requirements, you will be required to satisfy the asset allocation requirements of Fixed Allocation Funds Automatic Rebalancing. However, we are not currently imposing these asset allocation requirements.

In the event an investment option was designated a Restricted Fund, any allocations to a specific investment option would be further limited to the investment limitations of these funds. Please see "The Trusts and Funds – Restricted Funds." Currently, no investment options are designated as a Restricted Fund.

It is possible for an investment option to have two different designations: An Accepted Fund for purposes of Fixed Allocation Funds Automatic Rebalancing may also be a Special Fund for purposes of calculating the MGIB Rollup Base. While Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing, and so your allocation to that investment option as an Accepted Fund would not be subject to Fixed Allocation Funds Automatic Rebalancing, the MGIB Rollup Base is impacted as a consequence in as much as your allocation to that investment division as a Special Fund would not accumulate at the MGIB Rate of 6% per year (7% for Contracts with the MGIB rider purchased before May 1, 2009). Therefore, if we were currently imposing the asset allocation requirements, and a contract owner wished to avoid this result, he or she could allocate among the remaining Accepted Funds, as well as among the remaining Other Funds that are not designated as Special Funds (subject to Fixed Allocation Funds Automatic Rebalancing).

No Cancellation. Once you purchase the MGIB rider, you may not cancel it unless you: a) cancel the Contract during the Contract's free look period; b) surrender the Contract; c) begin the income phase and start receiving annuity payments; or d) otherwise terminate the Contract pursuant to its terms. These events automatically cancel the MGIB rider. Once the Contract continues beyond the free look period, you may not cancel the MGIB rider.

Termination. The MGIB rider is a "living benefit," which means the guaranteed benefit offered by the rider is intended to be available to you while you are living and while your Contract is in the accumulation phase. The MGIB rider automatically terminates if you:

- annuitize, surrender or otherwise terminate your Contract during the accumulation phase;
- do not have contract value that is sufficient to pay the charge for the MGIB rider; or
- die during the accumulation phase (first owner to die if there are multiple contract owners, or at death of annuitant if contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

Change of Owner or Annuitant. The MGIB rider will also terminate upon a change of ownership, including adding a joint owner. Once you purchase the MGIB rider, the annuitant may not be changed except when an annuitant who is not a contract owner dies prior to annuitization, in which case a new annuitant may be named in accordance with the provisions of your Contract. The MGIB Base is unaffected and continues to accumulate.

In addition to spousal continuation, the following transactions are not considered a change of ownership for purposes of termination of the MGIB rider:

1) Transfers from custodian to custodian;
2) Transfers from a custodian for the benefit of an individual to that same individual;
3) Transfers from an individual to a custodian for the benefit of the same individual;
4) Collateral assignments;
5) Transfers from trust to trust where the contract owner and the grantor of the trust is the same individual;
6) Transfers from an individual to a trust where the contract owner and the grantor of the trust is the same individual; or
7) Transfers from a trust to an individual where the contract owner and the grantor of the trust is the same individual.

Notification. On or about 30 days prior to the MGIB Date, we will provide you with notification which will include an estimate of the amount of MGIB annuity benefit available if you choose to exercise it. We will determine the actual amount of the MGIB annuity benefit as of the MGIB Date.

The MGIB rider does not restrict or limit your right to annuitize the Contract at any time permitted under the Contract. The MGIB rider does not restrict your right to annuitize the Contract using contract values that may be higher than the MGIB annuity benefit.

The benefits associated with the MGIB rider are available only if you annuitize your Contract under the rider and in accordance with the provisions set forth above. Annuitizing using the MGIB may result in a more favorable stream of income payments, and different tax consequences, under your Contract. Because the MGIB rider is based on conservative actuarial factors, the level of lifetime income that it guarantees may be less than the level that might be provided by the application of your Contract value to the Contract's applicable annuity factors. You should consider all of your options at the time you begin the income phase of your Contract.

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider. The ING LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of the annuitant, even if these withdrawals deplete your Contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

> **Important Note:** The below information pertains to the ING LifePay Plus rider which was available for sale from January 28, 2008 through March 15, 2010. Please see Appendix H if you purchased ING LifePay, the prior form of this rider.

Purchase. Beginning on and after January 28, 2008, you may elect to purchase the ING LifePay Plus rider. The annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The maximum issue age is 80. The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the Contract anniversary on which the rider is effective. The ING LifePay Plus rider is subject to broker/dealer availability. The ING LifePay Plus rider will not be issued until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below. **Please note that with the ING LifePay Plus rider, you cannot allocate contract value to a Fixed Interest Division at any time**.

The ING LifePay Plus rider is no longer available for purchase, including purchase by owners of existing Contracts. Previously, Contracts issued on and after November 1, 2004 were eligible for the ING LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph. Such Contracts must not already have had a living benefit rider. Or if your Contract met the above eligibility date and had the ING LifePay rider, you could upgrade to the ING LifePay Plus rider for a limited time. There is an election form for this purpose. Please contact the Customer Service Center for more information.

> **Rider Date**. The rider date is the date the ING LifePay Plus rider becomes effective. If you purchase the ING LifePay Plus rider when the Contract is issued, the rider effective date is also the Contract date. If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary.

> **No Cancellation**. Once you purchase the ING LifePay Plus rider, you may not cancel it unless you: a) cancel the Contract during the Contract's free look period; b) surrender the Contract; c) begin the income phase and start receiving annuity payments; or d) otherwise terminate the Contract pursuant to its terms. These events automatically cancel the ING LifePay Plus rider.

Termination. The ING LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you:

1) terminate your Contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving income phase payments in lieu of payments under the ING LifePay Plus rider; or
2) die during the accumulation phase (first owner to die if there are multiple Contract owners, or death of annuitant if Contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The ING LifePay Plus rider will also terminate if there is a change in Contract ownership (other than a spousal beneficiary continuation on your death). Other circumstances that may cause the ING LifePay Plus rider to terminate automatically are discussed below.

How the ING LifePay Plus Rider Works. The ING LifePay Plus rider has both phases and statuses. Through the lifetime of the ING LifePay Plus rider, you will be in one of two phases: the Growth Phase or the Withdrawal Phase. As detailed below, the Growth Phase begins on the effective date of the rider and ends as of the business day before you take your first withdrawal, or on your Contract's annuity start date. See "The Income Phase – Restrictions on Start Dates and the Duration of Payments." During the Growth Phase, no benefits under the ING LifePay Plus rider are being paid out; rather, during the Growth Phase, premiums and investment growth under your contract continue to accumulate. The Withdrawal Phase follows the Growth Phase and begins once you take your first withdrawal or annuity payment, whichever occurs first. During the Withdrawal Phase, you may withdraw guaranteed amounts from your Contract, subject to the terms and conditions noted in this section.

During the Withdrawal Phase, this rider has four different statuses that come in a pair to fulfill your withdrawal guarantee: Guaranteed Withdrawal Status and Automatic Periodic Benefit Status; and Lifetime Guaranteed Withdrawal Status and Lifetime Automatic Periodic Benefit Status. Together, these status pairs operate to fulfill the rider's withdrawal guarantee and depend on how old your annuitant is when you take your first withdrawal.

Guaranteed Withdrawal Status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary following the annuitant reaching age 59½ has not yet passed, and continues until certain circumstances occur as noted in "Guaranteed Withdrawal Status" below. Thereafter, Automatic Periodic Benefit Status would begin ONLY IF your contract value is depleted to zero for reasons other than withdrawals that exceed the Maximum Annual Withdrawal, as discussed more thoroughly below. In Automatic Periodic Benefit Status, you are no longer entitled to make withdrawals. Instead, under the ING LifePay Plus rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal until the MGWB Base is exhausted. Alternatively, in the event your contract value is depleted because of withdrawals that exceed the Maximum Annual Withdrawal, then Automatic Periodic Benefit Status would **not** begin. Rather, the Contract and the ING LifePay Plus rider will terminate without value. While the Withdrawal Phase of your rider may begin in Guaranteed Withdrawal Status, your rider may not enter Automatic Periodic Benefit Status

Lifetime Guaranteed Withdrawal Status begins on the date of the first withdrawal, provided the quarterly contract anniversary following the annuitant's age 59½ has passed, and continues until certain circumstances occur as noted in the "Lifetime Guaranteed Withdrawal Status" below. Thereafter, Lifetime Automatic Periodic Benefit Status would begin ONLY IF you contract value is depleted to zero for reasons other than withdrawals that exceed the Maximum Annual Withdrawal, as discussed more thoroughly below. In Lifetime Automatic Periodic Benefit Status, you are no longer entitled to make withdrawals. Instead, under the ING LifePay Plus rider, you will begin to receive periodic payments in an amount equal to the Maximum Annual Withdrawal. Alternatively, in the event your contract value is depleted because of withdrawals that exceed the Maximum Annual Withdrawal, then Lifetime Automatic Periodic Benefit Status would **not** begin. Rather, the Contract and the ING LifePay Plus rider will terminate without value.

Benefits paid under the ING LifePay Plus rider require the calculation of the Maximum Annual Withdrawal. The ING LifePay Plus Base (referred to as the "MGWB Base" in the Contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1) If you purchased the ING LifePay Plus rider on the Contract date, the initial ING LifePay Plus Base is equal to the initial premium (excluding any credit on the premium, or premium credit, available with your Contract).
2) If you purchased the ING LifePay Plus rider after the Contract date, the initial ING LifePay Plus Base is equal to the Contract value on the effective date of the rider (excluding any premium credits applied during the preceding 36 months).

During the Growth Phase, the ING LifePay Plus Base is increased dollar-for-dollar by any premiums received, excluding any applicable premium credits ("eligible premiums"). In addition, on each contract anniversary, the ING LifePay Plus Base is recalculated as the greater of:

- The current ING LifePay Plus Base; or
- The current Contract value (excluding any premium credits applied during the 36 months preceding the calculation). This is referred to as the annual "ratchet."

If this rider was purchased before February 2, 2009, the ING LifePay Plus Base is recalculated on each quarterly contract anniversary (once each quarter of a contract year from the contract date). This is referred to as a quarterly "ratchet."

Also, on each of the first ten contract anniversaries ONLY after the Annuitant has reached age 59½, the ING LifePay Plus Base is recalculated as the greatest of:

- The current ING LifePay Plus Base; or
- The current Contract value (excluding any premium credits applied during the 36 months preceding the calculation); and
- During the Growth Phase, the ING LifePay Plus Base on the previous contract anniversary, increased by 6%, plus any eligible premiums and minus any third-party investment advisory fees paid from your contract during the year. This is referred to as an annual "step-up." (Any premium credits applied are excluded from the eligible premiums with a step-up.) If this rider was purchased before February 2, 2009, the annual step-up is 7%.

Please note that there are no partial step-ups. Step-ups are **not** pro-rated. So for existing Contracts to which this rider is attached (a post Contract issuance election), the first opportunity for a step-up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date, SO LONG AS the Annuitant is at least age 59½.

Say for example that with a Contract purchased on January 1, 2007, the contract owner decides to add LifePay Plus on March 15, 2007. The rider effective date is April 1, 2007, which is the date of the Contract's next following quarterly contract anniversary. Because on January 1, 2008 a full contract year will not have elapsed since the rider effective date, the ING LifePay Plus Base will not be eligible for a step-up. Rather, the first opportunity for a step-up with this Contract is on January 1, 2009, assuming the Annuitant is age 59½.

This rider has no cash value. You cannot surrender the Contract for the ING LifePay Plus Base. The ING LifePay Plus Base is not available to annuitize.

Currently, any additional premiums paid during the Withdrawal Phase are eligible premiums for purposes of determining the ING LifePay Plus Base and the Maximum Annual Withdrawal. If this rider was purchased before February 2, 2009, any additional premiums paid during the Withdrawal Phase are not eligible premiums, but do increase the Contract value used to determine the reset Maximum Annual Withdrawal under the benefit reset feature of the ING LifePay Plus rider (see "ING LifePay Plus Reset," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary has **not** passed on which or after the annuitant is age 59½. While the ING LifePay Plus rider is in Guaranteed Withdrawal Status, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING LifePay Plus Base dollar-for-dollar. Withdrawals while the ING LifePay Plus rider is in Guaranteed Withdrawal Status are not guaranteed for the lifetime of the annuitant. This status will then continue until the earliest of:

1) quarterly contract anniversary following the annuitant reaching age 59½, provided the contract owner does not decline the change to Lifetime Guaranteed Withdrawal Status;
2) reduction of the ING LifePay Plus Base to zero, at which time the rider will terminate;
3) the date annuity payments begin (see "The Income Phase");
4) reduction of the Contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
5) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Automatic Periodic Benefit Status," below);
6) the surrender of the Contract;
7) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural owner), unless your spouse beneficiary elects to continue the Contract; or
8) automatic reset into the Lifetime Guaranteed Withdrawal Status.

You will receive prior notice, of not less than 30 days, if you are in the Guaranteed Withdrawal Status and become eligible for the Lifetime Guaranteed Withdrawal Status. This notice will explain the change, its impact to you and your options. You may decline this change.

Please note that with the automatic reset into the Lifetime Guaranteed Withdrawal Status, it is possible that the Maximum Annual Withdrawal, as recalculated, will be less, due to your withdrawals (and reduction of the ING LifePay Plus Base as a result) while the rider was in the Guaranteed Withdrawal Status. See Appendix F, Illustration 6, for an example. Also please note, however, that by declining automatic reset into the Lifetime Guaranteed Withdrawal Status, your ING LifePay Plus Base will **not** thereafter be automatically reset – to the then current Contract value (excluding any premium credits applied during the 36 months preceding the calculation) if the contract value is higher – as it could be while the rider is in Lifetime Guaranteed Withdrawal Status. No further resets will be available. For more information, please see "ING LifePay Plus Reset" below.

If you decline the automatic reset, your rider will continue in the Guaranteed Withdrawal Status. There will not be another opportunity to automatically reset into the Lifetime Guaranteed Withdrawal Status. Thereafter, in the event contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal, including due to poor market performance, your rider's status will change to Automatic Periodic Benefit Status. In Automatic Periodic Benefit Status, other than the payments as provided under the ING LifePay Plus rider, the Contract will provide no further benefits (including death benefits). In the event contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and rider will terminate without value. For more information about the effect of a withdrawal reducing the Contract value to zero, please see "Automatic Periodic Benefit Status" below.

Please see below for more information about each of this rider's four different statuses.

Lifetime Guaranteed Withdrawal Status. This status begins on the date of your first withdrawal, SO LONG AS the quarterly contract anniversary has passed on which or after the annuitant is age 59½. Or for Contracts in Guaranteed Withdrawal Status, the Lifetime Guaranteed Withdrawal Status begins upon automatic reset. This status continues until the earliest of:

1) the date annuity payments begin (see "The Income Phase");
2) reduction of the Contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
3) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Lifetime Automatic Periodic Benefit Status," below);
4) the surrender of the Contract; or
5) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the Contract.

The rider's status changes to Lifetime Automatic Periodic Benefit Status in the event Contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal, including due to poor market performance. In Lifetime Automatic Periodic Benefit Status, other than the payments as provided under the ING LifePay Plus rider, the Contract will provide no further benefits (including death benefits). Otherwise, if Contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and rider will terminate without value. For more information about the effect of a withdrawal reducing the Contract value to zero, please see "Lifetime Automatic Periodic Benefit Status" below. As described below, certain features of the ING LifePay Plus rider may differ depending on whether you are in Lifetime Guaranteed Withdrawal Status.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals a percentage of the greater of 1) the Contract value and 2) the ING LifePay Plus Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the annuitant on the date the Withdrawal Phase begins, is as follows:

Annuitant Age	Maximum Annual Withdrawal Percentage
0-64*	4%*
65-75	5%
76-80	6%
81+	7%

*If the Withdrawal Phase begins before the quarterly contract anniversary on or after the annuitant reaches age 59½, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING LifePay Plus Base dollar-for-dollar, under what we refer to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the annuitant reaches age 59½, the ING LifePay Plus Base will automatically be reset to the current Contract value (excluding any premium credits applied during the preceding 36 months), if greater, and the Maximum Annual Withdrawal will be recalculated.

If this rider was purchased before February 2, 2009, the Maximum Annual Withdrawal Percentages are:

Annuitant Age	Maximum Annual Withdrawal Percentage
0-75*	5%*
76-80	6%
81+	7%

*If the Withdrawal Phase begins before the quarterly contract anniversary on or after the annuitant reaches age 59½, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING LifePay Plus Base dollar-for-dollar, under what we refer to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the annuitant reaches age 59½, the ING LifePay Plus Base will automatically be reset to the current Contract value (excluding any premium credits applied during the preceding 36 months), if greater, and the Maximum Annual Withdrawal will be recalculated.

Once determined, the Maximum Annual Withdrawal percentage never changes for the Contract, except as provided for under spousal continuation. See "Continuation After Death – Spouse," below. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the Contract's annuity commencement date is reached while you are in the ING LifePay Plus rider's Lifetime Guaranteed Withdrawal Status, then you may elect a life only annuity option, in lieu of the Contract's other annuity options, under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal.

Whether the Maximum Annual Withdrawal is subject to change depends on the extent of your withdrawals. The amount of your withdrawal or withdrawals in any Contract year that, when added together, do not exceed the Maximum Annual Withdrawal do not reduce the Maximum Annual Withdrawal. However, if the total amount of your withdrawals in any Contract year exceeds the Maximum Annual Withdrawal, then the Maximum Annual Withdrawal will be reduced in the same proportion as the contract value is reduced by the amount of the excess withdrawal.

For this purpose, an excess withdrawal is the lesser of the amount by which your total withdrawals in a Contract year exceed the Maximum Annual Withdrawal and the amount of your present request for a withdrawal. The amount of any applicable premium credit deduction (recapture) or surrender charges are not included in determining whether the total amount of your withdrawals in a Contract year exceeds the Maximum Annual Withdrawal and triggers a pro-rata reduction. However, in the event that the Maximum Annual Withdrawal is to be subject to a pro-rata reduction because of an excess withdrawal, the amount by which the Maximum Annual Withdrawal will be reduced will include any premium credit deduction and surrender charges. See Appendix F, Illustrations 1 and 2 for examples of this concept.

Required Minimum Distributions. Withdrawals taken from the Contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the ING LifePay Plus rider and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal that exceed the Maximum Annual Withdrawal for a specific Contract year will not be deemed excess withdrawals in that Contract year for purposes of the ING LifePay Plus rider, subject to the following rules:

1) If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.

2) Once you have taken the Maximum Annual Withdrawal for the then current Contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year – without being deemed an excess withdrawal.

3) In the event of any withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts, the dollar amount of these withdrawals will be deemed excess withdrawals that cause the Maximum Annual Withdrawal to be reduced on a pro-rata basis, as described above.

4) The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire.

5) The Additional Withdrawal Amount does not change in the event you choose to reset the Maximum Annual Withdrawal Amount. See "ING LifePay Plus Reset Option" below. The Additional Withdrawal Amount is only subject to change when the Additional Withdrawal Amount is reset as described above.

See Appendix F, Illustrations 3 and 4.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the Contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING LifePay Plus Base on a dollar-for-dollar basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Automatic Periodic Benefit Status. If the Contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and the rider will terminate without value due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal" above.

If the Contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Guaranteed Withdrawal Status, the rider will enter Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the ING LifePay Plus rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal, until the remaining ING LifePay Plus Base is exhausted.

When the rider enters Automatic Periodic Benefit Status:

1) the Contract will provide no further benefits (including death benefits) other than as provided under the ING LifePay Plus rider;
2) no further premium payments will be accepted; and
3) any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will continue until the ING LifePay Plus Base is reduced to zero, at which time the rider will terminate without value.

If when the ING LifePay Plus rider enters Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the last day of the first full Contract year following the date the rider enters Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-Contract year or Contract year, as applicable.

Lifetime Automatic Periodic Benefit Status. If the Contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and the rider will terminate without value due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal" above.

If the Contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Lifetime Guaranteed Withdrawal Status, the rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the ING LifePay Plus rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the rider enters Lifetime Automatic Periodic Benefit Status:

1) the Contract will provide no further benefits (including death benefits) other than as provided under the ING LifePay Plus rider;
2) no further premium payments will be accepted; and
3) any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

If when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the last day of the first full Contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-Contract year or Contract year, as applicable.

ING LifePay Plus Reset. Once the Lifetime Guaranteed Withdrawal Status begins and the Maximum Annual Withdrawal has been determined, on each contract anniversary we will increase (or "reset") the ING LifePay Plus Base to the current Contract value (excluding any premium credits applied during the 36 months preceding the calculation), if the Contract value is higher. The Maximum Annual Withdrawal will also be recalculated, and the remaining portion of the new Maximum Annual Withdrawal will be available for withdrawal immediately. This reset ONLY occurs when the rider is in Lifetime Guaranteed Withdrawal Status, and is automatic.

If this rider was purchased before February 2, 2009, the ING LifePay Plus Base and Maximum Annul Withdrawal is reset on each quarterly contract anniversary.

We reserve the right to change the charge for this rider with a reset. In this event, you will receive prior notice, of not less than 30 days, which explains the change, its impact to you and your options. You may decline this change (and the reset). Please note, however, that by declining a reset, your ING LifePay Plus Base will **not** thereafter be reset, and the Maximum Annual Withdrawal will also **not** be recalculated; no further resets will be available.

Investment Option Restrictions. While this rider is in effect, there are limits on the portfolios to which your Contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least a specified percentage of such Contract value in the Fixed Allocation Funds, which percentage depends on the rider's purchase date:

Rider Purchase Date	Fixed Allocation Fund Percentage
On or after February 2, 2009	30%
Before February 2, 2009	20%

See "Fixed Allocation Funds Automatic Rebalancing," below for more information. We have these investment option restrictions to lessen the likelihood we would have to make payments under this rider. We require this allocation regardless of your investment instructions to the Contract. The rider will not be issued until your Contract value is allocated in accordance with these investment option restrictions. The timing of when and how we apply these restrictions is discussed further below.

Accepted Funds. Currently, the Accepted Funds are:

BlackRock Global Allocation V.I. Fund	ING Retirement Conservative Portfolio
ING American Funds Asset Allocation Portfolio	ING Retirement Growth Portfolio
ING American Funds World Allocation Portfolio	ING Retirement Moderate Growth Portfolio
ING Global Perspectives Portfolio	ING Retirement Moderate Portfolio
ING Invesco Equity and Income Portfolio	ING T. Rowe Price Capital Appreciation Portfolio
ING Liquid Assets Portfolio	Fixed Interest Allocation
ING MFS Total Return Portfolio	

If this rider was purchased before February 2, 2009, the following are additional Accepted Funds:

ING Franklin Templeton Founding Strategy Portfolio
ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio

No rebalancing is necessary when Contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:

ING BlackRock Inflation Protected Bond Portfolio	ING PIMCO Total Return Bond Portfolio
ING Bond Portfolio	ING Intermediate Bond Portfolio
ING U.S. Bond Index Portfolio	

You may allocate your contract value to one or more of the Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the Contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the Contract value in the Fixed Allocation Funds is less than the specified percentage of the total Contract value allocated to both the Fixed Allocation Funds and Other Funds on any ING LifePay Plus Rebalancing Date, we will automatically rebalance the Contract value allocated to the Fixed Allocation Funds and Other Funds so that the specified percentage of this amount is allocated to the Fixed Allocation Funds. The specified percentage depends on the rider's purchase date. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The ING LifePay Plus Rebalancing Dates occur on each Contract anniversary and after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix G – Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. See "Appendix G – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING LifePay Plus rider if you do not wish to have your Contract value reallocated in this manner.**

Death of Owner or Annuitant. The ING LifePay Plus rider and charges will terminate on the date of death of the owner (or in the case of joint owners, the first owner), or the annuitant if there is a non-natural owner.

Continuation After Death – Spouse. If the surviving spouse of the deceased owner continues the Contract (see "Death Benefit Choices – Continuation After Death – Spouse"), the rider will also continue on the next quarterly contract anniversary, provided the spouse becomes the annuitant and sole owner.

If the rider is in the Growth Phase at the time of spousal continuation:

1) The rider will continue in the Growth Phase;
2) On the date the rider is continued, the ING LifePay Plus Base will be reset to equal the greater of the ING LifePay Plus Base and the then current Contract value;
3) The ING LifePay Plus charges will restart and be the same as were in effect prior to the claim date;
4) Ratchets, which stop on the claim date, are restarted, effective on the date the rider is continued;
5) Any remaining step-ups will be available, and if the rider is continued before an annual contract anniversary when a step-up would have been available, then that step-up will be available;
6) The Maximum Annual Withdrawal percentage will be determined as of the date of the first withdrawal, whenever it occurs, and will be based on the spouse's age on that date; and
7) The rider's Standard Withdrawal Benefit will be available until the quarterly contract anniversary on or after the spouse is age 59½.

If the rider is in the Withdrawal Phase at the time of spousal continuation:

1) The rider will continue in the Withdrawal Phase.

2) The rider's charges will restart on the date the rider is continued and be the same as were in effect prior to the claim date.

3) On the quarterly Contract anniversary that the date the rider is continued:

   (a) If the surviving spouse was not the annuitant before the owner's death, then the ING LifePay Plus Base will be reset to the current Contract value and the Maximum Annual Withdrawal is recalculated by multiplying the new ING LifePay Plus Base by the Maximum Annual Withdrawal percentage based on the surviving spouse's age on that date. Withdrawals are permitted pursuant to the other provisions of the rider. Withdrawals causing the Contract value to fall to zero will terminate the Contract and the rider.

   (b) If the surviving spouse was the annuitant before the owner's death, then the ING LifePay Plus Base will be reset to the current Contract value, only if greater, and the Maximum Annual Withdrawal is recalculated by multiplying the new ING LifePay Plus Base by the Maximum Annual Withdrawal percentage based on the surviving spouse's age on that date. Withdrawals are permitted pursuant to the other provisions of the rider.

4) The rider charges will restart on the quarter Contract anniversary that the rider is continued and will be the same as were in effect prior to the claim date.

Effect of ING LifePay Plus Rider on Death Benefit. If you die before Lifetime Automatic Periodic Benefit Status begins under the ING LifePay Plus rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the Contract, the death benefit is not payable until the spouse's death. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses.** See "Death of Owner or Annuitant" and "Continuation After Death – Spouse," above for further information.

While in Lifetime Automatic Periodic Benefit Status, if the owner who is not the annuitant dies, we will continue to pay the periodic payments that the owner was receiving under the ING LifePay Plus rider to the beneficiary. While in Lifetime Automatic Periodic Benefit Status, if an owner who is also the annuitant dies, the periodic payments will stop. No other death benefit is payable.

While the rider is in Automatic Periodic Benefit Status, if the owner dies, the remaining ING LifePay Plus Base will be paid to the beneficiary in a lump sum.

Change of Owner or Annuitant. Other than as provided above under "Continuation After Death- Spouse," you may not change the annuitant. The rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation as described above;
2) change of owner from one custodian to another custodian;
3) change of owner from a custodian for the benefit of an individual to the same individual;
4) change of owner from an individual to a custodian for the benefit of the same individual;
5) collateral assignments;
6) change in trust as owner where the individual owner and the grantor of the trust are the same individual;
7) change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual; and
8) change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual.

Surrender Charges. If you elect the ING LifePay Plus rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount, so long as there is contract value from which to take your withdrawals. However, once your Contract value is zero, any periodic payments under the ING LifePay Plus rider would not be subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted. See Appendix F for examples.

Loans. No loans are permitted on Contracts with the ING LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the ING LifePay Plus Rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider. The ING Joint LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

> **Important Note:** The Below information pertains to the ING Joint LifePay Plus rider which was available for sale from January 28, 2008 through March 15, 2010. Please see Appendix H if you purchased ING Joint LifePay, the prior form of this rider.

Purchase. Beginning on and after January 28, 2008, you may elect to purchase the ING Joint LifePay Plus rider. The ING Joint LifePay Plus rider is only available for purchase by individuals who are married at the time of purchase and eligible to elect spousal continuation (as defined by the Tax Code) when the death benefit becomes payable. We refer to these individuals as spouses. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay Plus rider. See "Ownership, Annuitant, and Beneficiary Requirements," below. The maximum issue age is 80. Both spouses must meet these issue age requirements on the contract anniversary on which the ING Joint LifePay Plus rider is effective. The issue age is the age of the owners on the Contract anniversary on which the rider is effective. The ING Joint LifePay Plus rider is subject to broker/dealer availability. The ING Joint LifePay Plus rider will not be issued until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below. **Please note that with the ING Joint LifePay Plus rider, you cannot allocate contract value to a Fixed Interest Division at any time.**

The ING Joint LifePay Plus rider is no longer available for purchase, including purchase by owners of existing Contracts. Previously, Contracts issued on and after November 1, 2004 were eligible for the ING Joint LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph. Such Contracts must not already have had a living benefit rider. Or if your Contract met the above eligibility date and had the ING Joint LifePay rider, you could upgrade to the ING Joint LifePay Plus rider for a limited time. There is an election form for this purpose. Please contact our Customer Service Center for more information.

Ownership, Annuitant, and Beneficiary Designation Requirements. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay Plus rider. These designations depend upon whether the contract is issued as a nonqualified contract, an IRA or a custodial IRA. In all cases, the ownership, annuitant, and beneficiary designations must allow for the surviving spouse to continue the contract when the death benefit becomes payable, as provided by the Tax Code. Non-natural, custodial owners are only allowed with IRAs ("custodial IRAs"). Joint annuitants are not allowed. The necessary ownership, annuitant and/or beneficiary designations are described below. Applications that do not meet the requirements below will be rejected. We reserve the right to verify the date of birth and social security number of both spouses.

Nonqualified Contracts. For a jointly owned contract, the owners must be spouses, and the annuitant must be one of the owners. For a contract with only one owner, the owner's spouse must be the sole primary beneficiary, and the annuitant must be one of the spouses.

IRAs. There may only be one owner, who must also be the annuitant. The owner's spouse must be the sole primary beneficiary.

Custodial IRAs. While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in "IRAs" above. The annuitant must be the same as the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and the owner's spouse.

Rider Date. The ING Joint LifePay Plus rider date is the date the ING Joint LifePay Plus rider becomes effective. If you purchase the ING Joint LifePay Plus rider when the contract is issued, the ING Joint LifePay Plus rider date is also the contract date. If the rider is added after contract issue, the rider effective date will be the date of the Contract's next following quarterly contract anniversary.

No Cancellation. Once you purchase the ING Joint LifePay Plus rider, you may not cancel it unless you: a) cancel the contract during the contract's free look period; b) surrender the Contract; c) start receiving annuity payments; or d) otherwise terminate the Contract pursuant to its terms. These events automatically cancel the ING Joint LifePay Plus rider.

Termination. The ING Joint LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your contract is in the accumulation phase. The optional rider automatically terminates if you:

1) terminate your contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving income phase payments in lieu of payments under the ING Joint LifePay Plus rider;
2) die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse elects to continue the contract (and your spouse is active for purposes of the ING Joint LifePay Plus rider); or
3) change the owner of the contract (other than a spousal continuation by an active spouse).

See "Change of Owner or Annuitant," below. Other circumstances that may cause the ING Joint LifePay Plus rider to terminate automatically are discussed below.

Active Status. Once the ING Joint LifePay Plus rider has been issued, a spouse must remain in "active" status in order to exercise rights and receive the benefits of the ING Joint LifePay Plus rider after the first spouse's death by electing spousal continuation. In general, changes to the ownership, annuitant, and/or beneficiary designation requirements noted above will result in one spouse being designated as "inactive." Inactive spouses are not eligible to continue the benefits of the ING Joint LifePay Plus rider after the death of the other spouse. Once designated "inactive," a spouse may not regain active status under the ING Joint LifePay Plus rider. Specific situations that will result in a spouse's designation as "inactive" include the following:

1) For nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the contract), or the change of one joint owner to a person other than an active spouse.

2) For nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an active spouse or any change of beneficiary (including the addition of primary beneficiaries).
3) In the event of the death of one spouse (in which case the deceased spouse becomes inactive).

An owner may also request that one spouse be treated as inactive. In the case of joint-owned contracts, both contract owners must agree to such a request. An inactive spouse is not eligible to exercise any rights or receive any benefits under the ING Joint LifePay Plus rider. **However, all charges for the ING Joint LifePay Plus rider will continue to apply, even if one spouse becomes inactive, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the ING Joint LifePay Plus rider prior to requesting any such changes.**

A divorce will terminate the ability of an ex-spouse to continue the contract. See "Divorce," below.

How the ING Joint LifePay Plus Rider Works. The ING Joint LifePay Plus rider has both phases and statuses. Through the lifetime of the ING Joint LifePay Plus rider, you will be in one of two phases: the Growth Phase or the Withdrawal Phase. As detailed below, the Growth Phase begins on the effective date of the rider and ends as of the business day before you take your first withdrawal, or on your Contract's annuity start date. See "The Income Phase – Restrictions on Start Dates and the Duration of Payments." During the Growth Phase, no benefits under the ING Joint LifePay Plus rider are being paid out; rather, during the Growth Phase, premiums and investment growth under your contract continue to accumulate. The Withdrawal Phase follows the Growth Phase and begins once you take your first withdrawal or annuity payment, whichever occurs first. During the Withdrawal Phase, you may withdraw guaranteed amounts from your Contract, subject to the terms and conditions noted in this section.

During the Withdrawal Phase, this rider has four different statuses that come in a pair to fulfill your withdrawal guarantee: Guaranteed Withdrawal Status and Automatic Periodic Benefit Status; and Lifetime Guaranteed Withdrawal Status and Lifetime Automatic Periodic Benefit Status. Together, these status pairs operate to fulfill the rider's withdrawal guarantee and depend on how old the youngest active spouse is when you take your first withdrawal.

Guaranteed Withdrawal Status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary following the youngest active spouse's 65th birthday has not yet passed, and continues until certain circumstances occur as noted in "Guaranteed Withdrawal Status" below. Thereafter, Automatic Periodic Benefit Status would begin ONLY IF your contract value is depleted to zero for reasons other than withdrawals that exceed the Maximum Annual Withdrawal, as discussed more thoroughly below. In Automatic Periodic Benefit Status, you are no longer entitled to make withdrawals. Instead, under the ING Joint LifePay Plus rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal until the ING Joint LifePay Plus Base is exhausted. Alternatively, in the event your contract value is depleted because of withdrawals that exceed the Maximum Annual Withdrawal, then Automatic Periodic Benefit Status would **not** begin. Rather, the Contract and the ING Joint LifePay Plus rider will terminate without value. While the Withdrawal Phase of your rider may begin in Guaranteed Withdrawal Status, your rider may not enter Automatic Periodic Benefit Status.

Lifetime Guaranteed Withdrawal Status begins on the date of the first withdrawal, provided the quarterly contract anniversary following the youngest active spouse's 65th birthday has passed, and continues until certain circumstances occur as noted in the "Lifetime Guaranteed Withdrawal Status" below. Thereafter, Lifetime Automatic Periodic Benefit Status would begin ONLY IF you contract value is depleted to zero for reasons other than withdrawals that exceed the Maximum Annual Withdrawal, as discussed more thoroughly below. In Lifetime Automatic Periodic Benefit Status, you are no longer entitled to make withdrawals. Instead, under the ING Joint LifePay Plus rider, you will begin to receive periodic payments in an amount equal to the Maximum Annual Withdrawal. Alternatively, in the event your contract value is depleted because of withdrawals that exceed the Maximum Annual Withdrawal, then Lifetime Automatic Periodic Benefit Status would **not** begin. Rather, the Contract and the ING Joint LifePay Plus rider will terminate without value.

Benefits paid under the ING Joint LifePay Plus rider require the calculation of the Maximum Annual Withdrawal. The ING Joint LifePay Plus Base (referred to as the "MGWB Base" in the contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1) If you purchased the ING Joint LifePay Plus rider on the contract date, the initial ING Joint LifePay Plus Base is equal to the initial premium (excluding any premium credit available with your Contract).
2) If you purchased the ING Joint LifePay Plus rider after the contract date, the initial ING Joint LifePay Plus Base is equal to the contract value on the effective date of the ING Joint LifePay Plus rider (excluding any premium credits applied during the preceding 36 months).

During the Growth Phase, the ING Joint LifePay Plus Base is increased dollar-for-dollar by any premiums received, excluding any applicable premium credits ("eligible premiums"). In addition, on each contract anniversary, the ING Joint LifePay Plus Base is recalculated as the greater of:

- The current ING Joint LifePay Plus Base; or
- The current Contract value (excluding any premium credits applied during the 36 months preceding the calculation). This is referred to as the annual "ratchet."

If this rider was purchased before February 2, 2009, the ING Joint LifePay Plus Base is recalculated on each quarterly contract anniversary (once each quarter of a contract year from the contract date). This is referred to as a quarterly "ratchet."

Also, on each of the first five contract anniversaries ONLY after the youngest active spouse reaches age 65, the ING Joint LifePay Plus Base is recalculated as the greatest of:

- The current ING Joint LifePay Plus Base; or
- The current Contract value (excluding any premium credits applied during the 36 months preceding the calculation); and
- During the Growth Phase, the ING Joint LifePay Plus Base on the previous contract anniversary, increased by 6%, plus any eligible premiums and minus any third-party investment advisory fees paid from your contract during the year. This is referred to as an annual "step-up." (Any premium credits applied are excluded from the eligible premiums with a step-up.) If this rider was purchased before February 2, 2009, the annual step-up is 7%.

Please note that there are no partial step-ups. Step-ups are **not** pro-rated. So for existing Contracts to which this rider is added (a post Contract issuance election), the first opportunity for a step-up will not be until the first contract anniversary after a full contract year has elapsed since the rider date, SO LONG AS the youngest active spouse is at least age 65.

Say for example that with a Contract purchased on January 1, 2007, the contract owner decides to add Joint LifePay Plus on March 15, 2007. The rider effective date is April 1, 2007, which is the date of the Contract's next following quarterly contract anniversary. Because on January 1, 2008 a full contract year will not have elapsed since the rider effective date, the ING Joint LifePay Plus Base will not be eligible for a step-up. Rather, the first opportunity for a step-up with this Contract is on January 1, 2009, assuming the youngest active spouse is age 65.

This rider has no cash value. You cannot surrender the Contract for the ING Joint LifePay Plus Base. The ING Joint LifePay Plus Base is not available to annuitize.

Currently, any additional premiums paid during the Withdrawal Phase are eligible premiums for purposes of determining the ING Joint LifePay Plus Base and the Maximum Annual Withdrawal. If this rider was purchased before February 2, 2009, any additional premiums paid during the Withdrawal Phase are not eligible premiums, but do increase the contract value used to determine the reset Maximum Annual Withdrawal under the benefit reset feature of the ING Joint LifePay Plus rider (see "ING Joint LifePay Plus Reset," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

   Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary has **not** passed on which or after the youngest active spouse is age 65. While the ING Joint LifePay Plus rider is in Guaranteed Withdrawal Status, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING Joint LifePay Plus Base dollar-for-dollar. Withdrawals while the ING Joint LifePay Plus rider is in Guaranteed Withdrawal Status are not guaranteed for the lifetime of the annuitant. This status will then continue until the earliest of:

1) quarterly contract anniversary following the youngest active spouse's 65th birthday, provided the contract owner does not decline the change to Lifetime Guaranteed Withdrawal Status;
2) reduction of the ING Joint LifePay Plus Base to zero, at which time the rider will terminate;
3) the date annuity payments begin (see "The Income Phase");
4) reduction of the Contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
5) reduction of the Contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Automatic Periodic Benefit Status," below);
6) the surrender of the Contract;
7) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural owner), unless your spouse beneficiary elects to continue the Contract; or
8) automatic reset into the Lifetime Guaranteed Withdrawal Status.

You will receive prior notice, of not less than 30 days, if you are in the Guaranteed Withdrawal Status and become eligible for the Lifetime Guaranteed Withdrawal Status. This notice will explain the change, its impact to you and your options. You may decline this change.

Please note with the automatic reset into the Lifetime Guaranteed Withdrawal Status, it is possible that the Maximum Annual Withdrawal, as recalculated, will be less due to your withdrawals (and reduction of the ING Joint LifePay Plus Base as a result) while the rider was in Guaranteed Withdrawal Status. See Appendix F, Illustration 6, for an example. Also please note, however, that by declining automatic reset into the Lifetime Guaranteed Withdrawal Status, your ING Joint LifePay Plus will **not** thereafter be automatically reset – to the then current contract value (excluding any premium credits applied during the 36 months preceding the calculation) if the contract value is higher – as it could be while the rider is in Lifetime Guaranteed Withdrawal Status. No further resets will be available. For more information, please see "ING Joint LifePay Plus Reset" below.

If you decline the automatic reset, your rider will continue in the Guaranteed Withdrawal Status. There will not be another opportunity to automatically reset into the Lifetime Guaranteed Withdrawal Status. Thereafter, in the event contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal, including due to poor market performance, your rider's status will change to Automatic Periodic Benefit Status. In Automatic Periodic Benefit Status, other than the payments as provided under the ING Joint LifePay Plus rider, the Contract will provide no further benefits (including death benefits). In the event contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and rider will terminate without value. For more information about the effect of a withdrawal reducing the contract value to zero, please see "Automatic Periodic Benefit Status," below.

Please see below for more information about each of this rider's four different statuses.

Lifetime Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, SO LONG AS the quarterly contract anniversary has passed on which or after the youngest active spouse is age 65. Or for Contracts in Guaranteed Withdrawal Status, the Lifetime Guaranteed Withdrawal Status begins upon automatic reset. This status continues until the earliest of:

1) the date annuity payments begin (see "The Income Phase");
2) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
3) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Lifetime Automatic Periodic Benefit Status," below);
4) the surrender of the contract; or
5) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural owner), unless your active spouse beneficiary elects to continue the contract.

The rider's status changes to Lifetime Automatic Periodic Benefit Status in the event contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal, including due to poor market performance. In Lifetime Automatic Periodic Benefit Status, other than the payments as provided under the ING Joint LifePay Plus rider, the Contract will provide no further benefits (including death benefits). Otherwise, if contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and rider will terminate without value. For more information about the effect of a withdrawal reducing the Contract value to zero, please see "Lifetime Automatic Periodic Benefit Status" below. As described below, certain features of the ING Joint LifePay Plus rider may differ depending on whether you are in the Lifetime Guaranteed Withdrawal Status.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals a percentage of the greater of 1) the contract value and 2) the ING Joint LifePay Plus Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the ING Joint LifePay Plus rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, immediately after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the youngest active spouse on the date the Withdrawal Phase begins, is as follows:

Youngest Active Spouse's Age	Maximum Annual Withdrawal Percentage
0-64*	4%*
65-75	5%
76-80	6%
81+	7%

*If the Withdrawal Phase begins before the quarterly contract anniversary on or after the younger spouse reaches age 65, withdrawals in a contract year up to 4% will reduce the ING Joint LifePay Plus Base dollar-for-dollar, under what we refer to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the younger spouse reaches age 65, the ING Joint LifePay Plus Base will automatically be reset to the current Contract value (excluding any premium credits applied during the preceding 36 months), if greater, and the Maximum Annual Withdrawal will be recalculated.

If this rider was purchased before February 2, 2009, the Maximum Annual Withdrawal Percentages are:

Youngest Active Spouse's Age	Maximum Annual Withdrawal Percentage
0-75*	5%*
76-80	6%
81+	7%

*If the Withdrawal Phase begins before the quarterly contract anniversary on or after the younger spouse reaches age 65, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING Joint LifePay Plus Base dollar-for-dollar, under what we refer to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the younger spouse reaches age 65, the ING Joint LifePay Plus Base will automatically be reset to the current Contract value (excluding any premium credits applied during the preceding 36 months), if greater, and the Maximum Annual Withdrawal will be recalculated.

Once determined the Maximum Annual Withdrawal percentage never changes for the contract. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the Contract's annuity commencement date is reached while you are in the ING Joint LifePay Plus rider's Lifetime Guaranteed Withdrawal Status, then you may elect a life only annuity option, in lieu of the Contract's other annuity options, under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal, provided that, if both spouses are active, payments under the life only annuity option will be calculated using the joint life expectancy table for both spouses. If only one spouse is active, payments will be calculated using the single life expectancy table for the active spouse.

Whether the Maximum Annual Withdrawal is subject to change depends on the extent of your withdrawals. The amount of your withdrawal or withdrawals in a contract year that, when added together, do not exceed the Maximum Withdrawal Amount do not reduce the Maximum Withdrawal Amount. However, if the total amount of your withdrawals in any contract year exceeds the Maximum Annual Withdrawal, then the Maximum Annual Withdrawal will be reduced in the same proportion as the contract value is reduced by the excess withdrawal.

For this purpose, an excess withdrawal is the lesser of the amount by which your total withdrawals in a contract year exceed the Maximum Annual Withdrawal and the amount of your present request for a withdrawal. The amount of any applicable premium credit deduction (recapture) or surrender charges are not included in determining whether the total amount of your withdrawals in a contract year exceeds the Maximum Annual Withdrawal and triggers a pro-rata reduction. However, in the event that the Maximum Annual Withdrawal is to be subject to a pro-rata reduction because of an excess withdrawal, the amount by which the Maximum Annual Withdrawal will be reduced will include any premium credit deduction and surrender charges. See Appendix FI, Illustrations 1 and 2 for examples of this concept.

Required Minimum Distributions. Withdrawals taken from the contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the ING Joint LifePay Plus rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal that exceeds the Maximum Annual Withdrawal for a specific contract year will not be deemed excess withdrawals in that contract year for purposes of the ING Joint LifePay Plus rider, subject to the following:

1) If the contract owner's Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to the contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.

2) Once you have taken the Maximum Annual Withdrawal for the then current contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current contract year – without being deemed an excess withdrawal.

3) In the event of any withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts, the dollar amount of these withdrawals will be deemed excess withdrawals that cause the Maximum Annual Withdrawal to be reduced on a pro-rata basis, as described above.

4) The Additional Withdrawal Amount is available on a calendar year basis and is recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any remaining amount will expire.

5) The Additional Withdrawal Amount does not change in the event you choose to reset the Maximum Annual Withdrawal Amount. See "ING Joint LifePay Plus Reset Option" below. The Additional Withdrawal Amount is only subject to change when the Additional Withdrawal Amount is reset as described above.

See Appendix F, Illustrations 3 and 4.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING Joint LifePay Plus Base on a dollar-for-dollar basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Automatic Periodic Benefit Status. If the Contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and the rider will terminate without value due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal" above.

If the Contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Guaranteed Withdrawal Status, the rider will enter Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the ING Joint LifePay Plus rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal, until the remaining ING Joint LifePay Plus Base is exhausted.

When the rider enters Automatic Periodic Benefit Status:

1) the Contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay Plus rider;
2) no further premium payments will be accepted; and
3) any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will continue until the ING Joint LifePay Plus Base is reduced to zero, at which time the rider will terminate without value.

If when the ING Joint LifePay Plus rider enters Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the last day of the first full Contract year following the date the rider enters Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic payments pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of contract value will be withdrawn from your Contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-Contract year or Contract year, as applicable.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the ING Joint LifePay Plus rider will terminate without value due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the ING Joint LifePay Plus rider is in Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay Plus rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the ING Joint LifePay Plus rider you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status:

1) the contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay Plus rider;
2) no further premium payments will be accepted; and
3) any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. The time period for which we will make these payments will depend upon whether one or two spouses are active under the ING Joint LifePay Plus rider at the time this status begins. If both spouses are active under the ING Joint LifePay Plus rider, these payments will cease upon the death of the second spouse, at which time both the ING Joint LifePay Plus rider and the contract will terminate without further value. If only one spouse is active under the ING Joint LifePay Plus rider, the payments will cease upon the death of the active spouse, at which time both the ING Joint LifePay Plus rider and the contract will terminate without value.

If when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the last day of the first full contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic payments pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

ING Joint LifePay Plus Reset. Once the Lifetime Guaranteed Withdrawal Status begins and the Maximum Annual Withdrawal has been determined, on each contract anniversary we will increase (or "reset") the ING Joint LifePay Plus Base to the current Contract value (excluding any premium credits applied during the 36 months preceding the calculation), if the Contract value is higher. The Maximum Annual Withdrawal will also be recalculated, and the remaining portion of the new Maximum Annual Withdrawal will be available for withdrawal immediately. This reset ONLY occurs when the rider is in Lifetime Guaranteed Withdrawal Status, and is automatic.

If this rider was purchased before February 2, 2009, the ING Joint LifePay Plus Base and Maximum Annual Withdrawal is reset on each quarterly contract anniversary.

We reserve the right to change the charge for this rider with a reset. In this event, you will receive prior notice, of not less than 30 days, which explains the change, its impact to you and your options. You may decline this change (and the reset). Please note, however, that by declining a reset, your ING Joint LifePay Plus Base will **not** thereafter be reset, and the Maximum Annual Withdrawal will also **not** be recalculated; no further resets will be available.

Investment Option Restrictions. While this rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least a specified percentage of such contract value in the Fixed Allocation Funds, which percentage depends on the rider's purchase date:

Rider Purchase Date	Fixed Allocation Fund Percentage
On or After February 2, 2009	30%
Before February 2, 2009	20%

See "Fixed Allocation Funds Automatic Rebalancing," below. We have these investment option restrictions to lessen the likelihood we would have to make payments under this rider. We require this allocation regardless of your investment instructions to the Contract. The rider will not be issued until your Contract value is allocated in accordance with these investment option restrictions. The timing of when and how we apply these restrictions is discussed further below.

Accepted Funds. Currently, the Accepted Funds are:

BlackRock Global Allocation V.I. Fund	ING Retirement Conservative Portfolio
ING American Funds Asset Allocation Portfolio	ING Retirement Growth Portfolio
ING American Funds World Allocation Portfolio	ING Retirement Moderate Growth Portfolio
ING Global Perspectives Portfolio	ING Retirement Moderate Portfolio
ING Invesco Equity and Income Portfolio	ING T. Rowe Price Capital Appreciation Portfolio
ING Liquid Assets Portfolio	Fixed Interest Allocation
ING MFS Total Return Portfolio	

If this rider was purchased before February 2, 2009, the following are additional Accepted Funds:

ING Franklin Templeton Founding Strategy Portfolio
ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio

No rebalancing is necessary when Contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:

ING BlackRock Inflation Protected Bond Portfolio	ING PIMCO Total Return Bond Portfolio
ING Bond Portfolio	ING Intermediate Bond Portfolio
ING U.S. Bond Index Portfolio	

You may allocate contract value to one or more of the Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than the specified percentage of the total contract value allocated to both the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that the specified percentage of this amount is allocated to the Fixed Allocation Funds. The specified percentage depends on the rider's purchase date. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The ING Joint LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix G – Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. See "Appendix G – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING Joint LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Divorce. Generally, in the event of a divorce, the spouse who retains ownership of the contract will continue to be entitled to all rights and benefits of the ING Joint LifePay Plus rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay Plus rider continues, and terminates upon the death of the owner (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay Plus rider cannot be continued by the new spouse. As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the Maximum Annual Withdrawal amount. In other words, if a withdrawal incident to a divorce exceeds the Maximum Annual Withdrawal amount, it will be considered an excess withdrawal. See "Determination of the Maximum Annual Withdrawal," above. As noted, in the event of a divorce there is no change to the Maximum Annual Withdrawal and we will continue to deduct charges for the ING Joint LifePay Plus rider.

In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change to the periodic payments made. Payments will continue until both spouses are deceased.

Death of Owner. The death of the owner (or in the case of joint owners, the first owner, or for custodial IRAs, the annuitant) may cause the termination of the ING Joint LifePay Plus rider and its charges, depending upon whether one or both spouses are in active status at the time of death, as described below.

1) **If both spouses are in active status:** If the surviving spouse elects to continue the contract and becomes the sole owner and annuitant, the ING Joint LifePay Plus rider will remain in effect pursuant to its original terms and ING Joint LifePay Plus coverage and charges will continue. As of the date the contract is continued, the ING Joint LifePay Plus Base will be reset to the current Contract value, if greater, and the Maximum Annual Withdrawal will be recalculated as the Maximum Annual Withdrawal percentage multiplied by the new ING Joint LifePay Plus Base on the date the contract is continued. However, under no circumstances will this recalculation result in a reduction to the Maximum Annual Withdrawal.

   If the surviving spouse elects not to continue the contract, ING Joint LifePay Plus rider coverage and charges will cease upon the earlier of payment of the death benefit or notice that an alternative distribution option has been chosen.

2) **If the surviving spouse is in inactive status:** The ING Joint LifePay Plus rider terminates and ING Joint LifePay Plus coverage and charges cease upon the date of death of the last Active Spouse.

Change of Owner or Annuitant. Other than as a result of spousal continuation, you may not change the annuitant. The ING Joint LifePay Plus rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation by an active spouse, as described above;
2) change of owner from one custodian to another custodian for the benefit of the same individual;
3) change of owner from a custodian for the benefit of an individual to the same individual (in order to avoid the owner's spouse from being designated inactive, the owner's spouse must be named sole beneficiary under the contract);
4) change of owner from an individual to a custodian for the benefit of the same individual;

5) collateral assignments;
6) for nonqualified contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner's spouse and is active when added as joint owner;
7) for nonqualified contracts, removal of a joint owner, provided the removed joint owner is active and becomes the primary contract beneficiary; and
8) change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner if both were active spouses at the time of the change.

Surrender Charges. If you elect the ING Joint LifePay Plus rider, the amount of your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount, so long as there is contract value from which to take your withdrawals. However, once your contract value is zero, any periodic payments under the ING Joint LifePay Plus rider would not be subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted. See Appendix F for examples.

Loans. No loans are permitted on Contracts with the ING Joint LifePay Plus rider.

Federal Tax Considerations. For more information about the tax treatment of amounts paid to you under the ING Joint LifePay Plus rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

WITHDRAWALS

Any time during the accumulation phase and before the death of the contract owner, except under certain qualified contracts, you may withdraw all or part of your money. Keep in mind that if you request a withdrawal for more than 90% of the cash surrender value, and the remaining cash surrender value after the withdrawal is less than $2,500, we will treat it as a request to surrender the Contract. If any single withdrawal or the sum of withdrawals exceeds the Free Withdrawal Amount, you may incur a surrender charge. There is no surrender charge if, during each contract year, the amount withdrawn is 10% or less of your contract value on the date of the withdrawal, less prior withdrawals during that contract year. Under Option Package III, any unused percentage of the 10% Free Withdrawal Amount from a contract year will carry forward into successive contract years, based on the percentage remaining at the time of the last withdrawal in that contract year. In no event will the Free Withdrawal Amount at any time exceed 30% of contract value. Please see Appendix D, Surrender Charge for Excess Withdrawals Example.

You need to submit to us a request specifying the Fixed Interest Allocations or subaccounts from which amounts are to be withdrawn, otherwise the withdrawal will be made on a pro-rata basis from all of the subaccounts in which you are invested. If there is not enough contract value in the subaccounts, we will deduct the balance of the withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request. We will determine the contract value as of the close of business on the day we receive your withdrawal request at our Customer Service Center. The contract value may be more or less than the premium payments made.

Your withdrawals under the ING LifePay Plus or ING Joint LifePay Plus riders will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments to which you may be entitled under these optional riders will not be subject to surrender charges.

If any limitation on allocations to the Restricted Funds has been exceeded, subsequent withdrawals must be taken so that the percentage of contract value in the Restricted Funds following the withdrawal would not be greater than the percentage of contract value in the Restricted Funds prior to the withdrawal. So, in this event, you would either need to take your withdrawal from the Restricted Funds or pro-rata from all variable subaccounts.

Please be aware that the benefit we pay under certain optional benefit riders may be reduced by any withdrawals you take while the optional rider is in effect. Withdrawals may be subject to taxation and tax penalties. Other than the surrender charge, there is no separate charge for electing any of the withdrawal options.

We offer the following three withdrawal options:

Regular Withdrawals
After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100.

Systematic Withdrawals

You may choose to receive automatic systematic withdrawal payments (1) from the contract value in the subaccounts in which you are invested, or (2) from the interest earned in your Fixed Interest Allocations. Systematic withdrawals may be taken monthly, quarterly or annually. If you have contract value allocated to one or more Restricted Funds, and you elect to receive systematic withdrawals from the subaccounts in which you are invested, the systematic withdrawals must be taken pro-rata from all subaccounts in which contract value is invested. If you do not have contract value allocated to a Restricted Fund and choose systematic withdrawals on a non pro-rata basis, we will monitor the withdrawals annually. If you subsequently allocate contract value to one or more Restricted Funds, we will require you to take your systematic withdrawals on a pro-rata basis from all subaccounts in which contract value is invested. There is no additional charge for this feature.

You decide the date on which you would like your systematic withdrawals to start. This date must be at least 30 days after the Contract Date and no later than the 28th day of the month. Subject to these rules, if you have not indicated the date, your systematic withdrawals will occur on the next business day after your Contract Date (or the monthly or quarterly anniversary thereof) for your desired frequency.

Each systematic withdrawal amount must be a minimum of $100. The amount of your systematic withdrawal can either be (1) a fixed dollar amount, or (2) an amount based on a percentage of the contract value. Both forms of systematic withdrawals are subject to the following maximum, which is calculated on each withdrawal date:

Frequency	Maximum Percentage of Contract Value
Monthly	0.83%
Quarterly	2.50%
Annually	10.00%

A fixed dollar systematic withdrawal of less than $100 on any withdrawal date will terminate your systematic withdrawal. Your fixed dollar systematic withdrawals will never exceed the maximum percentage. If you want fixed dollar systematic withdrawals to exceed the maximum percentage and are willing to incur associated surrender charges, consider the Fixed Dollar Systematic Withdrawal Feature which you may add to your regular systematic withdrawal program.

If your systematic withdrawal is based on a percentage of contract value and the amount to be withdrawn based on that percentage would be less than $100, we will contact you and seek alternative instructions. Unless you provide alternative instructions, if the systematic withdrawal would exceed the maximum percentage, we will send the amount, and then automatically cancel your systematic withdrawal option.

Systematic withdrawals from Fixed Interest Allocations are limited to interest earnings during the prior month, quarter, or year, depending on the frequency you chose. A Fixed Interest Allocation may not participate in both the systematic withdrawal option and the dollar cost averaging program at the same time.

You may change the amount or percentage of your systematic withdrawal once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date. If you submit a subsequent premium payment after you have applied for systematic withdrawals, we will not adjust future withdrawals under the systematic withdrawal program unless you specifically request that we do so.

The systematic withdrawal option may commence in a contract year where a regular withdrawal has been taken but you may not change the amount or percentage of your withdrawals in any contract year during which you have previously taken a regular withdrawal. You may not elect the systematic withdrawal option if you are taking IRA withdrawals.

Subject to availability, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the beneficiary's lifetime ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and non-qualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

Fixed Dollar Systematic Withdrawal Feature. You may add the Fixed Dollar Systematic Withdrawal Feature to your regular fixed dollar systematic withdrawal program. This feature allows you to receive a systematic withdrawal in a fixed dollar amount in addition to your systematic withdrawal program regardless of any surrender charges. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) or 72(t) distributions. You choose the amount of the fixed systematic withdrawals, which may total up to an annual maximum of 10% of your contract value as determined on the day we receive your election of this feature. The maximum limit will not be recalculated when you make additional premium payments, unless you instruct us to do so. We will assess a surrender charge on the withdrawal date if the withdrawal exceeds the maximum limit as calculated on the withdrawal date. We will apply the surrender charge directly to your contract value (rather than to the systematic withdrawal) so that the amount of each systematic withdrawal remains fixed.

Fixed dollar systematic withdrawals which are intended to satisfy the requirements of Section 72(q) or 72(t) of the Tax Code may exceed the maximum. Such withdrawals are subject to surrender charges when they exceed the applicable maximum percentage.

IRA Withdrawals
If you have a non-Roth IRA Contract and will be at least age 70½ during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service ("IRS") rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You choose the frequency of your IRA withdrawals (monthly, quarterly or annually) and the start date. This date must be at least 30 days after the Contract Date and no later than the 28th day of the month. Subject to these rules, if you have not indicated the date, your IRA withdrawals will occur on the next business day after your Contract Date for your desired frequency.

You may request that we calculate for you the amount that is required to be withdrawn from your Contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have to make, see the SAI. Or, we will accept your written instructions regarding the calculated amount required to be withdrawn from your Contract each year. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100. At any time where the IRA withdrawal amount is greater than the contract value, we will cancel the Contract and send you the amount of the cash surrender value.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date.

Consult your tax adviser regarding the tax consequences associated with taking withdrawals. You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59½ may result in a 10% penalty tax. See "Federal Tax Considerations" for more details.

TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)

You may transfer your contract value among the subaccounts in which you are invested and your Fixed Interest Allocations at the end of the free look period until the income phase payment start date. Please note that if you elect one of the living benefit riders, you may not allocate contract value to the Fixed Interest Allocations. Transfers to a GET Fund series may only be made during the offering period for that GET Fund series. We currently do not charge you for transfers made during a contract year, but reserve the right to charge $25 for each transfer after the twelfth transfer in a contract year. **We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law.**

If you allocate contract value to an investment option that has been designated as a Restricted Fund, your ability to transfer contract value to the Restricted Fund may be limited. A transfer to the Restricted Funds will not be permitted to the extent that it would increase the contract value in the Restricted Fund to more than the applicable limits following the transfer. We do not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in the Restricted Fund, the reallocation will be permitted even if the percentage of contract value in the Restricted Fund is greater than the limit.

Transfers will be based on values at the end of the business day in which the transfer request is received at our Customer Service Center.

The minimum amount that you may transfer is $100 or, if less, your entire contract value held in a subaccount or a Fixed Interest Allocation.

To make a transfer, you must notify our Customer Service Center and all other administrative requirements must be met. Any transfer request received after 4:00 p.m. Eastern Time or the close of regular trading on the New York Stock Exchange will be effected on the next business day. Separate Account NY-B and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believe to be genuine. We may require personal identifying information to process a request for transfer made over the telephone, over the internet or other approved electronic means. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions, even if appropriate identifying information is provided.

Limits on Frequent or Disruptive Transfers.

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the Contract.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products, have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of insurance companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service

Center, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip in the prior twelve month period will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those which involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of insurance companies, either by prospectus or stated contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or contract value to the fund or all funds within the fund family.

Dollar Cost Averaging
You may elect to participate in our dollar cost averaging (DCA) program through either the ING Liquid Assets Portfolio or a Fixed Interest Allocation, subject to availability, starting 30 days after the Contract Date. These investment options serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to the subaccounts you specify. There is no additional charge for dollar cost averaging. Dollar cost averaging is not available with automatic rebalancing and may be subject to limited availability with systematic withdrawals.

We also may offer DCA Fixed Interest Allocations for durations of 6 months and 1 year, subject to availability, exclusively for use with the dollar cost averaging program. Transfers made pursuant to a dollar cost averaging program do not count toward the 12-transfer limit on free transfers. There is no additional charge for the dollar cost averaging program.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to other subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

Dollar cost averaging requires a minimum monthly transfer amount of $100. We will transfer all your money allocated to that source account into the subaccount(s) you specify in equal payments over the relevant duration. The last payment will include earnings accrued over the duration. If you make an additional premium payment into a Fixed Interest Allocation subject to dollar cost averaging, the amount of your transfers under the dollar cost averaging program remains the same, unless you instruct us to increase the transfer amount.

If you do not specify the subaccounts to which the dollar amount of the source account is to be transferred, we will transfer the money to the subaccounts in which you are invested on a proportional basis, subject to any fund purchase restrictions. The transfer date is the same day each month as your contract date. If, on any transfer date, your contract value in a source account is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next transfer date. A Fixed Interest Allocation or DCA Fixed Interest Allocation may not participate in the dollar cost averaging program and in systematic withdrawals at the same time.

You are permitted to transfer contract value to a Restricted Fund, subject to the limitations described above in this section and in "Trust and Funds – Restricted Funds." Compliance with the individual and aggregate Restricted Fund limits will be reviewed when the dollar cost averaging program is established. Transfers under the dollar cost averaging program must be within those limits. We will not review again your dollar cost averaging election for compliance with the individual and aggregate limits for investment in the Restricted Funds except in the case of the transactions described below.

- Amount added to source account: If you add amounts to the source account which would increase the amount to be transferred under the dollar cost averaging program, we will review the amounts to be transferred to ensure that the individual and aggregate limits are not being exceeded. If such limits would be exceeded, we will require that the dollar cost averaging transfer amounts be changed to ensure that the transfers are within the limits based on the then current allocation of contract value to the Restricted Fund(s) and the then current value of the amount designated to be transferred to that Restricted Fund(s).

- Additional premium paid: Up to the individual Restricted Fund percentage limit may be allocated to a Restricted Fund. If more than the individual limit has been requested to be allocated to a Restricted Fund, we will look at the aggregate limit, subtract the current allocation to Restricted Funds, and subtract the current value of amounts to be transferred under the dollar cost averaging program to Restricted Funds. The excess, if any, is the maximum that may be allocated pro-rata to Restricted Funds.

- Reallocation request is made while the dollar cost averaging program is active: If the reallocation would increase the amount allocated to Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to Restricted Funds and less the current value of any remaining amounts to be transferred under the dollar cost averaging program to the Restricted Funds.

The GET Fund may not be included in a dollar cost averaging program. We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program, stop offering DCA Fixed Interest Allocations or otherwise modify, suspend or terminate this program. Of course, such change will not affect any dollar cost averaging programs in operation at the time. Transfers made pursuant to a dollar cost averaging program do not count toward the 12-transfer limit on free transfers.

Automatic Rebalancing
If you have at least $10,000 of contract value invested in the subaccounts of Separate Account NY-B, you may elect to have your investments in the subaccounts automatically rebalanced. You are permitted to reallocate between Restricted and non-Restricted Funds, subject to the limitations described above in this section and in "Trust and Funds – Restricted Funds." If the reallocation would increase the amount allocated to the Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to all Restricted Funds. Automatic rebalancing is subject to any fund purchase restrictions; however, transfers made pursuant to automatic rebalancing do not count toward the 12-transfer limit on free transfers. Amounts allocated to the GET Fund will not be affected by automatic rebalancing. There is no additional charge for this feature.

We will transfer funds under your Contract on a quarterly, semi-annual, or annual calendar basis among the subaccounts to maintain the investment blend of your selected subaccounts. The minimum size of any allocation must be in full percentage points. Rebalancing does not affect any amounts that you have allocated to the Fixed Interest Division. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken pro-rata. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period.

To participate in automatic rebalancing, send satisfactory notice to our Customer Service Center. We will begin the program on the last business day of the period in which we receive the notice. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your contract value among the subaccounts or if you make an additional premium payment or partial withdrawal on other than a pro-rata basis. Additional premium payments and partial withdrawals effected on a pro-rata basis will not cause the automatic rebalancing program to terminate.

DEATH BENEFIT CHOICES

Death Benefit During the Accumulation Phase
During the accumulation phase, a death benefit is payable when either the contract owner or the first of joint owners (under Option Package I only) or the annuitant (when a contract owner is not an individual) dies. Assuming you are the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. The death benefit paid depends on the option package you have chosen. The death benefit value is calculated as of the claim date (the close of the business day on which we receive written notice and due proof of death, as well as any required paperwork, at our Customer Service Center). If your beneficiary elects to delay receipt of the death benefit until a date after the time of death, the amount of the benefit payable in the future may be affected. The proceeds may be received in a single sum, applied to any of the income phase payment options or, if available, paid over the beneficiary's life expectancy. (See "Systematic Withdrawals" above.) A beneficiary's right to elect an income phase payment option or receive a lump sum payment may have been restricted by a contract owner. If so, such rights or options will not be available to the beneficiary.

If we do not receive a request to apply the death benefit proceeds to an income phase payment option, we will make a single sum distribution. Subject to the conditions and requirements of state law, unless you elect otherwise, the distribution will generally be made into an interest bearing account, backed by our general account. This account is not FDIC insured and can be accessed by the beneficiary through a draftbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest credited under this account may be less than under other settlement options, and the Company seeks to make a profit on these accounts. We will generally distribute death benefit proceeds within 7 days after our Customer Service Center has received sufficient information to make the payment. For information on required distributions under federal income tax laws, you should see "Federal Tax Considerations – Required Distributions upon Death." At the time of death benefit election, the beneficiary may elect to receive the death benefit proceeds directly by check rather than through the draftbook feature of the interest bearing account by notifying our Customer Service Center. . Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax advisor before choosing a settlement or payment option.

You may select one of the option packages described below which will determine the death benefit payable. Option Packages II and III are not available where the Contract is held by joint owners. A change in ownership of the Contract may affect the amount of the death benefit payable.

The death benefit may be subject to certain mandatory distribution rules required by federal tax law.

The death benefit depends upon the option package in effect on the date the contract owner dies.

The differences are summarized as follows:

	Option Package I	Option Package II	Option Package III
Death Benefit on Death of the Owner:	The greatest of: (1) the Standard Death Benefit*; (2) the contract value*; or (3) return of premium.	The greatest of: (1) the Standard Death Benefit*; (2) the contract value*; (3) return of premium; or (4) the Annual Ratchet death benefit*.	The greatest of: (1) the Standard Death Benefit*; (2) the contract value*; (3) return of premium; or (4) the Annual Ratchet death benefit*.

* less any premium credits added after or within 12 months prior to death.

Return of premium equals premiums paid, excluding any premium credits, reduced pro-rata for withdrawals.

The **Standard Death Benefit** equals total premium payments plus premium credits reduced pro-rata for withdrawals.

The **Annual Ratchet Enhanced Death Benefit** equals the maximum contract value on each contract anniversary occurring on or prior to attainment of age 90, adjusted for new premiums and premium credits and reduced pro-rata for withdrawals. On the contract date, the Annual Ratchet Enhanced Death Benefit equals the initial premium plus any premium credit.

The pro-rata withdrawal adjustment to the guaranteed death benefit amount under Option Package I, II or III is equal to (1) divided by (2), with the result multiplied by (3) where:

(1) is the Contract Value withdrawn;
(2) is the Contract Value immediately prior to the withdrawal; and
(3) is the amount of the applicable death benefit immediately prior to the withdrawal.

The reduction in the guaranteed death benefit may be greater than the amount withdrawn. Any premium credit added after or within 12 months prior to the date of death is forfeited, and is not included in the Contract Value for purposes of calculating the Standard Death Benefit or the Annual Ratchet Enhanced Death Benefit.

Transfers Between Option Packages. You may transfer from one option package to another on each contract anniversary. A written request for such transfer must be received at our Customer Service Center within 60 days prior to the contract anniversary. No transfers between option packages are permitted: 1) after you attain age 80; or 2) if the Contract is owned by joint owners. A change of owner may cause an option package transfer on other than a contract anniversary. If you transfer from Option I to Option II or III, the Annual Ratchet Death Benefit will equal the contract value on the effective date of the transfer.

	Transfers to Option Package I		Transfers to Option Packages II or III	
Minimum Contract Value	Non-Qualified: $15,000	Qualified: $1,500	Non-Qualified: $5,000	Qualified: $1,500

Death Benefit During the Income Phase
If any contract owner or the annuitant dies during the income phase, we will pay the beneficiary any certain benefit remaining under the income phase payment option in effect at the time.

Continuation after Death — Spouse

If at the contract owner's death, the surviving spouse of the deceased contract owner is the beneficiary and such surviving spouse elects to continue the contract as his or her own the following will apply:

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. We will allocate such addition to the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, the addition will be allocated to the ING Liquid Assets Portfolio, or its successor. Such addition to contract value will not affect the guaranteed death benefit. If the guaranteed death benefit is less than or equal to the contract value, the contract value will not change.

The death benefits under each of the available options will continue based on the surviving spouse's age on the date that ownership changes. If death occurs during the first contract year, the premium credit will not be forfeited upon spousal continuation, and the premium credit option charge will continue for the remainder of the seven-year period. The premium credit will be subject to recapture upon surrender of the Contract or partial withdrawal, in accordance with the premium credit forfeiture schedule. Subsequent premium payments made by the continuing spouse during the first contract year will be subject to the premium credit option charge and the premium credit forfeiture schedule. See "The Annuity Contract – Additional Credit to Premium."

If death occurs after the first contract year, the premium credit will not be forfeited upon spousal continuation, and the premium credit option charge will continue for the remainder of the seven year period. The premium credit will not be subject to forfeiture upon surrender of the Contract or partial withdrawals.

At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. Any premiums paid later will be subject to any applicable surrender charge.

Any addition to contract value, as described above, is available only to the spouse of the owner as of the date of death of the owner if such spouse under the provisions of the contract elects to continue the contract as his or her own.

Continuation after Death — Non Spouse

If the beneficiary or surviving joint owner is not the spouse of the owner, the contract may continue in force subject to the required distribution rules of the Internal Revenue Code (the "Tax Code") apply. See next section, "Required Distributions upon Contract Owner's Death."

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. We will allocate such addition to the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, the addition will be allocated to the ING Liquid Assets Portfolio, or its successor. Such addition to contract value will not affect the guaranteed death benefit. If the guaranteed death benefit is less than or equal to the contract value, the contract value will not change.

If death occurs within 12 months of a premium credit being applied, the premium credit will be forfeited and not included in the calculation of either the contract value, the Standard Death Benefit or the Annual Ratchet Enhanced Death Benefit.

The death benefit terminates upon continuation. At subsequent surrender, any surrender charge applicable to premium payments paid prior to the date we receive due proof of death of the contract owner will be waived. No additional premium payments may be made.

Required Distributions Upon Contract Owner's Death

We will not allow any payment of benefits provided under a non-qualified Contract which do not satisfy the requirements of Section 72(s) of the Tax Code.

If any owner of a non-qualified contract dies before the income phase payment start date, the death benefit payable to the beneficiary calculated as described under "Death Benefit Choices" in this prospectus, will be distributed as follows: (a) the death benefit must be completely distributed within 5 years of the contract owner's date of death; or (b) the beneficiary may elect, within the 1-year period after the contract owner's date of death, to receive the death benefit in the form of an annuity from us, provided that (i) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (ii) such distributions begin not later than 1 year after the contract owner's date of death.

Notwithstanding (a) and (b) above, if the sole contract owner's sole beneficiary is the deceased owner's surviving spouse, then such spouse may elect to continue the Contract under the same terms as before the contract owner's death. Upon receipt of such election from the spouse at our Customer Service Center: (1) all rights of the spouse as contract owner's beneficiary under the Contract in effect prior to such election will cease; (2) the spouse will become the owner of the Contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and (3) all rights and privileges granted by the Contract or allowed by ReliaStar of NY will belong to the spouse as contract owner of the Contract. This election will be deemed to have been made by the spouse if such spouse makes a premium payment to the Contract or fails to make a timely election as described in this paragraph. If the owner's beneficiary is a nonspouse, the distribution provisions described in subparagraphs (a) and (b) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner's death.

Subject to availability, and our then current rules, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the life expectancy of the beneficiary ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and non-qualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

If we do not receive an election from a non-spouse owner's beneficiary within the 1-year period after the contract owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment within five years from the date of death. We will determine the death benefit as of the date we receive proof of death. We will make payment of the proceeds on or before the end of the 5-year period starting on the owner's date of death. Such cash payment will be in full settlement of all our liability under the Contract.

The death benefits under any of the Options will terminate. At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. Premiums are not permitted after such date.

If a contract owner dies after the income phase payment start date, we will continue to distribute any benefit payable at least as rapidly as under the annuity option then in effect. All of the contract owner's rights granted under the Contract or allowed by us will pass to the contract owner's beneficiary.

If a Contract has joint owners we will consider the date of death of the first joint owner as the death of the contract owner and the surviving joint owner will become the beneficiary of the Contract. If any contract owner is not an individual, the death of an annuitant shall be treated as the death of the owner.

Effect of ING LifePay Plus and ING Joint LifePay Plus Riders on Death Benefit
Please see "ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider – Death of Owner or Annuitant" for information about the effect of the ING LifePay Plus rider on the death benefit under your Contract and a description of the impact of the owner's or annuitant's death on the ING LifePay Plus rider. Please see "ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider – Death of Owner or Annuitant" for information about the effect of the ING Joint LifePay Plus rider on the death benefit under your Contract and a description of the impact of the owner's or annuitant's death on the ING Joint LifePay Plus rider.

THE INCOME PHASE

During the income phase, you stop contributing dollars to your contract and start receiving payments from your accumulated contract value.

Initiating Payments. At least 30 days prior to the date you want to start receiving payments, you must notify us in writing of all of the following:

- Payment start date;
- Income phase payment option (see the income phase payment options table in this section);
- Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed, and, if available at the time an income phase payment option is selected, variable or a combination of both fixed and variable payments; and
- Selection of an assumed net investment rate (only if variable payments are elected).

Your Contract will continue in the accumulation phase until you properly start income phase payments. Once an income phase payment option is selected, it may not be changed. Our current annuity options provide only for fixed payments.

What Affects Payment Amounts? Some of the factors that may affect the amount of your income phase payments include: your age; gender; contract value; the income phase payment option selected; the number of guaranteed payments (if any) selected; whether you select fixed, variable or a combination of both fixed and variable payments; and, for variable payments, the assumed net investment rate selected. Variable payments are not currently available.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) you select. Not all subaccounts available during the accumulation phase may be available during the income phase. Payment amounts will vary depending upon the performance of the subaccounts you select. For variable income phase payments, you must select an assumed net investment rate. Variable payments are not currently available.

Assumed Net Investment Rate. If you select variable income phase payments, you must also select an assumed net investment rate of either 5% or 3½%. If you select a 5% rate, your first income phase payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3½% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon changes to the net investment rate of the subaccounts you selected. For more information about selecting an assumed net investment rate, call us for a copy of the SAI.

Minimum Payment Amounts. The income phase payment option you select must result in:

- A first income phase payment of at least $50; and
- Total yearly income phase payments of at least $250.

If your contract value is too low to meet these minimum payment amounts, you will receive one lump-sum payment. Unless prohibited by law, we reserve the right to increase the minimum payment amount based on increases reflected in the Consumer Price Index-Urban (CPI-U) since July 1, 1993.

Betterment of Rates. If the payments under the Income Phase Payment Option that you elect would be lower than the payments that would be provided using the same value (greater of cash surrender value or 95% of contract value) under a single premium immediate annuity then offered by us, you will receive the larger payments under your payment option.

Restrictions on Start Dates and the Duration of Payments. Income phase payments may not begin during the first contract year, or, unless we consent, later than the later of:

- The first day of the month following the annuitant's 90th birthday; or
- The tenth anniversary of the last premium payment made to your Contract.

Income phase payments will not begin until you have selected an income phase payment option. If there are surrender charges remaining on the income phase payment start date, your income phase payment option must be either a life annuity or have a period certain of at least 10 years. Failure to select an income phase payment option by the later of the annuitant's 85th birthday or the tenth anniversary of your last premium payment may have adverse tax consequences. You should consult with a qualified tax adviser if you are considering delaying the selection of an income phase payment option before the later of these dates.

For qualified contracts only, income phase payments may not extend beyond:

1) The life of the annuitant;
2) The joint lives of the annuitant and beneficiary;
3) A guaranteed period greater than the annuitant's life expectancy; or
4) A guaranteed period greater than the joint life expectancies of the annuitant and beneficiary.

When income phase payments start, the age of the annuitant plus the number of years for which payments are guaranteed may not exceed 100.

If income phase payments start when the annuitant is at an advanced age, such as over 85, it is possible that the Contract will not be considered an annuity for federal tax purposes.

See "Federal Tax Considerations" for further discussion of rules relating to income phase payments.

Charges Deducted

- If you elect a life income payment option, we make a daily deduction for mortality and expense risks equal to 1.25% of amounts invested in the subaccounts. If variable income phase payments are selected, we make a daily deduction for expense risks from amounts held in the subaccounts. Therefore, if you choose variable income phase payments and a nonlifetime income phase payment option, we still make a deduction from the subaccounts you select, even though we no longer assume mortality risks. The amount of this charge, on an annual basis, is equal to 1.25% of amounts invested in the subaccounts. See "Fees and Expenses."

- An administrative expense charge of 0.15% applies during the income phase. We deduct this charge daily from the subaccounts corresponding to the funds you select. The charge applies during the entire income phase. See "Fees and Expenses."

- If the premium credit option was elected, the premium credit option charge of 0.50% continues during the income phase for the remainder of the seven year period from the addition of the premium credit. We deduct this charge daily from your contract value in both the subaccounts and the Fixed Interest Division. See "Fees and Expenses."

Death Benefit during the Income Phase. The death benefits that may be available to a beneficiary are outlined in the income phase payment options table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the request for the payment in good order at our Customer Service Center. Unless you elect otherwise, the distribution will be made into an interest bearing account, backed by our general account, that is accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time without penalty. If continuing income phase payments are elected, the beneficiary may not elect to receive a lump sum at a future date unless the income phase payment option specifically allows a withdrawal right. We will calculate the value of any death benefit at the next valuation after we receive proof of death and a request for payment. Such value will be reduced by any payments made after the date of death.

Beneficiary Rights. A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may have been restricted by the contract owner. If so, such rights or options will not be available to the beneficiary.

Partial Entry into the Income Phase. You may elect an income phase payment option for a portion of your contract value, while leaving the remaining portion invested in the accumulation phase. Whether the Tax Code considers such payments taxable as income phase payments or as withdrawals is currently unclear; therefore, you should consult with a qualified tax adviser before electing this option. The same or different income phase payment option may be selected for the portion left invested in the accumulation phase.

Taxation. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. See "Federal Tax Considerations."

Payment Options
The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer additional income phase payment options under the Contract from time to time. Once income phase payments begin, the income phase payment option selected may not be changed.

Terms to understand:
Annuitant(s): The person(s) on whose life expectancy(ies) the income phase payments are based.

Beneficiary(ies): The person(s) or entity(ies) entitled to receive a death benefit, if any, under the income phase payment option selected.

Lifetime Income Phase Payment Option	
Life Income	**Length of Payments**: For as long as the annuitant lives. It is possible that only one payment will be made if the annuitant dies prior to the second payment's due date. **Death Benefit—None**: All payments end upon the annuitant's death.
Life Income—Guaranteed Payments	**Length of Payments**: For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years or as otherwise specified in the contract. **Death Benefit—Payment to the Beneficiary**: If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.

Life Income—Two Lives	**Length of Payments**: For as long as either annuitant lives. It is possible that only one payment will be made if both annuitants die before the second payment's due date.
	Continuing Payments: When you select this option you choose for:
	  a) 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or
	  b) 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death.
	Death Benefit—None: All payments end upon the death of both annuitants.

Life Income—Two Lives—Guaranteed Payments	**Length of Payments**: For as long as either annuitant lives, with payments guaranteed from 5 to 30 years or as otherwise specified in the contract. **Continuing Payments**: 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit—Payment to the Beneficiary**: If both annuitants die before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.
Life Income— Cash Refund Option (limited availability—fixed payments only)	**Length of Payments**: For as long as the annuitant lives. **Death Benefit—Payment to the Beneficiary**: Following the annuitant's death, we will pay a lump sum payment equal to the amount originally applied to the income phase payment option (less any applicable premium tax) and less the total amount of income payments paid.
Life Income—Two Lives—Cash Refund Option (limited availability—fixed payments only)	**Length of Payments**: For as long as either annuitant lives. **Continuing Payments**: 100% of the payment to continue after the first death. **Death Benefit—Payment to the Beneficiary**: When both annuitants die we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any applicable premium tax) and less the total amount of income payments paid.
Nonlifetime Income Phase Payment Option	
Nonlifetime—Guaranteed Payments	**Length of Payments**: You may select payments for 5 to 30 years (15 to 30 years if you elected the premium bonus option). In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit—Payment to the Beneficiary**: If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.
Lump-Sum Payment: If the "Nonlifetime—Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. Any such lump-sum payments will be treated as a withdrawal during the accumulation phase and we will charge any applicable surrender charge. Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at our Customer Service Center.	

OTHER CONTRACT PROVISIONS

Reports to Contract Owners

We confirm purchase, transfer and withdrawal transactions usually within 5 business days of processing. We may also send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and reflects the amounts deducted from or added to the contract value. You have 30 days to notify our Customer Service Center of any errors or discrepancies. We will notify you when any shareholder reports of the investment portfolios in which Separate Account NY-B invests are available. We will also send any other reports, notices or documents we are required by law to furnish to you.

Suspension of Payments

The Company reserves the right to suspend or postpone the date of any payment or determination of values, beyond the seven permitted days, on any business day (1) when the New York Stock Exchange is closed; (2) when trading on the New York Stock Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in Separate Account NY-B may not reasonably occur or so that the Company may not reasonably determine the value of Separate Account NY-B's net assets; or (4) during any other period when the SEC so permits for the protection of security holders. We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

In Case of Errors in Your Application

If an age or gender given in the application or enrollment form is misstated, the amounts payable or benefits provided by the Contract shall be those that the premium payment would have bought at the correct age or sex.

Assigning the Contract as Collateral

You may assign a non-qualified Contract as collateral security for a loan but you should understand that your rights and any beneficiary's rights may be subject to the terms of the assignment. An assignment likely has federal tax consequences. You must give us satisfactory written notice at our Customer Service Center in order to make or release an assignment. We are not responsible for the validity of any assignment.

Contract Changes — Applicable Tax Law

We have the right to make changes in the Contract to continue to qualify the Contract as an annuity under applicable federal tax law. You will be given advance notice of such changes.

Free Look

You may cancel your Contract within your 10-day free look period. We deem the free look period to expire 15 days after we mail the Contract to you. Your state may require a longer free look period under certain circumstances. To cancel, you need to send your Contract to our Customer Service Center or to the agent from whom you purchased it. We will refund the contract value. For purposes of the refund during the free look period, we exclude any premium credit and include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios, the contract value returned may be greater or less than the premium payment you paid. We may, at our discretion, require that premiums designated for investment in the subaccounts as well as premiums designated for a Fixed Interest Allocation be allocated to the specially designated subaccount (currently, the ING Liquid Assets Portfolio) during the free look period. Your free look rights depend on the laws of the state in which you purchase the Contract. Your Contract is void as of the day we receive your Contract and cancellation request. We determine your contract value at the close of business on the day we receive your written request. If you keep your Contract after the free look period and the investment is allocated to a subaccount specially designated by the Company, we will put your money in the subaccount(s) chosen by you, based on the accumulation unit value next computed for each subaccount, and/or in the Fixed Interest Allocation chosen by you.

Special Arrangements

We may reduce or waive any Contract, rider, or benefit fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

Selling the Contract

Our affiliate, Directed Services LLC, 1475 Dunwoody Drive, West Chester, Pennsylvania 19380 is the principal underwriter and distributor of the Contract, as well as of contracts issued by our affiliates, ING USA Annuity and Life Insurance Company and ING Life Insurance and Annuity Company. Directed Services LLC, a Delaware limited liability company, is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority, Inc., or FINRA.

Directed Services LLC does not retain any commissions or compensation that we pay to it for Contract sales. Directed Services LLC enters into selling agreements with affiliated and unaffiliated broker/dealers to sell the Contracts through their registered representatives who are licensed to sell securities and variable insurance products, which representatives we refer to as selling firms. Selling firms are also registered with the SEC and are FINRA member firms.

ING Financial Partners, Inc. is affiliated with the Company and has entered into a selling agreement with Directed Services LLC for the sale of our variable annuity contracts.

Directed Services LLC pays selling firms compensation for the promotion and sale of the Contracts. Registered representatives of the selling firms who solicit sales of the Contracts typically receive a portion of the compensation paid by Directed Services

LLC to the selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the Separate Account. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the Contracts.

Directed Services LLC pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of premium payments. Selling firms may receive commissions of up to 7.5% of premium payments. In addition, selling firms may receive ongoing annual compensation of up to 1.25% of all, or a portion, of values of Contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on their firm's practices. Commissions and annual compensation, when combined, could exceed 7.5% of total premium payments.

Directed Services LLC has special compensation arrangements with certain selling firms based on those firms' aggregate or anticipated sales of the Contracts or other criteria. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of Contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling the Contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;

- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;

- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;

- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of this product;

- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of policies; and

- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 selling firms that, during 2012, received the most compensation, in the aggregate, from us in connection with the sale of registered annuity contracts issued by us, ranked by total dollars received:

1. Morgan Stanley Smith Barney LLC
2. ING Financial Partners Inc.-Retirement Channels
3. Merrill Lynch, Pierce, Fenner & Smith, Incorporated
4. National Planning Corporation
5. LPL Financial Corporation
6. American Portfolios Financial Services Inc.
7. Cadaret, Grant and Co., Inc.
8. Wells Fargo Advisors, LLC
9. Cetera Advisors LLC
10. Citigroup Global Markets, Inc.
11. UBS Financial Services Inc.
12. Park Avenue Securities LLC
13. Chase Investment Svcs. Corp.
14. Metlife Securities Inc.
15. Next Financial Group Inc.
16. SII Investments Inc. WI
17. Royal Alliance Associates Inc.
18. Mid-Atlantic Securities, Inc.
19. Lincoln Financial Advisors Corporation
20. MML Investors Services Inc.
21. ING Financial Partners Inc.
22. Securities Service Network Inc.
23. Wells Fargo SEC, LLC
24. Securities America Inc.
25. Sage Rutty and Co Inc.

Directed Services LLC may also compensate wholesalers/distributors, and their sales management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments and/or a percentage of Contract values. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or "focus firms."

We do not pay any additional compensation on the sale or exercise of any of the Contract's optional benefit riders offered in this prospectus.

This is a general discussion of the types and levels of compensation paid by us for sale of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

OTHER INFORMATION

Voting Rights
We will vote the shares of a Trust owned by Separate Account NY-B according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a Trust in our own right, we may decide to do so.

We determine the number of shares that you have in a subaccount by dividing the Contract's contract value in that subaccount by the net asset value of one share of the portfolio in which a subaccount invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a Trust shareholder meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all contracts in that subaccount. We will also vote shares we hold in Separate Account NY-B which are not attributable to contract owners in the same proportion. The effect of proportional voting is that a small number of contract owners may decide the outcome of a vote.

State Regulation
We are regulated by the Insurance Department of the State of New York. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The variable Contract offered by this prospectus has been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

Legal Proceedings
We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, Directed Services LLC ability to distribute the contract or upon the separate account.

Litigation. Notwithstanding the foregoing, the Company and/or Directed Services LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim. Due to the uncertainties of litigation, the outcome of a litigation matter and the amount or range of potential loss is difficult to forecast and a determination of potential losses requires significant management judgment.

Regulatory Matters. As with other financial services companies, the Company and its affiliates, including Directed Services LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

FEDERAL TAX CONSIDERATIONS

Introduction
This section discusses our understanding of current federal income tax laws affecting the contract. Federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading it:

> Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;
> Tax laws change. It is possible that a change in the future could affect contracts issued in the past;
> This section addresses some but not all applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes, or any other tax provisions; and
> We do not make any guarantee about the tax treatment of the contract or transactions involving the contract.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser.

Types of Contracts: Non-Qualified or Qualified
The Contract may be purchased on a non-tax-qualified basis (non-qualified contracts) or purchased on a tax-qualified basis (qualified contracts).

Non-qualified contracts are purchased with after tax contributions and are not related to retirement plans that receive special income tax treatment under the Tax Code.

Qualified Contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions to retirement plans that are intended to qualify for special income tax treatment under Sections 401, 408 or 408A, and some provisions of 403 and 457 of the Tax Code.

Effective January 1, 2009, except in the case of a rollover contribution as permitted under the Tax Code or as a result of an intra-plan exchange or plan-to-plan transfer described under the Final Regulations, contributions to a section 403(b) tax sheltered annuity contract may only be made by the Employer sponsoring the Plan under which the assets in your contract are covered subject to the applicable Treasury Regulations and only if the Company, in its sole discretion, agrees to be an approved provider.

Taxation of Non-Qualified Contracts

Premiums
You may not deduct the amount of your premiums to a non-qualified contract.

Taxation of Gains Prior to Distribution
Tax Code Section 72 governs taxation of annuities in general. We believe that if you are a natural person you will generally not be taxed on increases in the value of a non-qualified Contract until a distribution occurs or until annuity payments begin. This assumes that the Contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

Diversification. Tax Code Section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the Contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by the Treasury in Reg. Sec. 1.817-5, which affects how the funds' assets may be invested. If it is determined, however, that your Contract does not satisfy the applicable diversification requirements and rulings because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your Contract into compliance with such regulations and rulings, and we reserve the right to modify your Contract as necessary to do so.

Investor Control. Although earnings under non-qualified contracts are generally not taxed until withdrawn, the Internal Revenue Service (IRS) has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract holder from being considered the federal tax owner of a pro rata share of the assets of the separate account.

Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any non-qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The non-qualified Contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements.

Non-Natural Holders of a Non-Qualified Contract. If you are not a natural person, a non-qualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase in the contract value over the "investment in the contract" (generally, the premiums or other consideration you paid for the contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with its tax adviser prior to purchasing the Contract. When the contract owner is not a natural person, a change in the annuitant is treated as the death of the contract owner.

Delayed Annuity Starting Date. If the Contract's annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., after age 85), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in your income.

Taxation of Distributions

General. When a withdrawal from a non-qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the contract at that time. Investment in the contract is generally equal to the amount of all premiums to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a non-qualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the contract (cost basis).

10% Penalty Tax. A distribution from a non-qualified Contract may be subject to a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

> made on or after the taxpayer reaches age 59½;
> made on or after the death of a contract owner (the annuitant if the contract owner is a non-natural person);
> attributable to the taxpayer's becoming disabled as defined in the Tax Code;
> made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
> the distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax advisor regarding procedures for making Section 1035 exchanges.

If your Contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:

> First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the Contract;
> Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
> Then, from any remaining "income on the contract;" and
> Lastly, from any remaining "investment in the contract."

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. Pursuant to IRS guidance, receipt of partial withdrawals or surrenders from either the original contract or the new contract during the 180 day period beginning on the date of the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial withdrawal or surrender of the original contract will be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59½, may be subject to an additional 10% tax penalty. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 180 days of a partial exchange with your tax advisor prior to proceeding with the transaction.

Taxation of Annuity Payments. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each subsequent annuity payment is subject to tax as ordinary income.

On September 27, 2010, President Obama signed into law the Small Business Jobs Act of 2010, which included language that permits the partial annuitization of non-qualified annuities, effective for amounts received in taxable years beginning after December 31, 2010. The provision applies an exclusion ratio to any amount received as an annuity under a portion of an annuity provided that the annuity payments are made for a period of 10 years or more or for life. Please consult your tax adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from a Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments. Special rules may apply to amounts distributed after a Beneficiary has elected to maintain Contract value and receive payments.

Different distribution requirements apply if your death occurs:

> After you begin receiving annuity payments under the Contract; or
> Before you begin receiving such distributions.

If your death occurs after you begin receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you die on September 1, 2013, your entire balance must be distributed by August 31, 2018. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:

> Over the life of the designated beneficiary; or
> Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for the death of a contract owner.

The Contract offers a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to the death benefit. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

Assignments and Other Transfers. A transfer, pledge or assignment of ownership of a non-qualified contract, the selection of certain annuity dates, or the designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. Anyone contemplating any such transfer, pledge, assignment, or designation or exchange, should consult a tax adviser regarding the potential tax effects of such a transaction.

Immediate Annuities. Under Section 72 of the Tax Code, an immediate annuity means an annuity (1) which is purchased with a single premium, (2) with annuity payments starting within one year from the date of purchase, and (3) which provides a series of substantially equal periodic payments made annually or more frequently. While this Contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10% early withdrawal penalty, to contracts owned by non-natural persons, and for certain exchanges.

Multiple Contracts. Tax laws require that all non-qualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a Contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact our Customer Service Center.

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code Section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested transaction.

Taxation of Qualified Contracts

General

The Contracts are primarily designed for use with IRAs under Tax Code Sections 401, 408 or 408A, and some provisions of 403 and 457 (We refer to all of these as "qualified plans"). The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a Contract, or on annuity payments, depends on the type of retirement plan as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59½ (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some qualified plans may be subject to additional distribution or other requirements that are not incorporated into the Contract. No attempt is made to provide more than general information about the use of the Contracts with qualified plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless we consent.

Contract owners and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral

Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as guaranteed living benefits and/or death benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Section 401(a), 401(k), Roth 401(k), and 403(a) Plans. Sections 401(a), 401(k), and 403(a) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of Contracts to accumulate retirement savings under the plans. Employers intending to use the Contract with such plans should seek competent legal advice.

The contracts may also be available as a Roth 401(k), as described in Tax Code Section 402A, and we may set up accounts for you under the Contract for Roth 401(k) contributions ("Roth 401(k) accounts"). Tax Code Section 402A allows employees of certain private employers to contribute after-tax salary contributions to a Roth 401(k), which provides for tax-free distributions, subject to certain restrictions.

Individual Retirement Annuities. Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. If you make a tax-free rollover of a distribution from an IRA you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the contract for use with IRAs may be subject to special requirements of the IRS.

The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Roth IRAs. Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA within a 1-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Sales of a contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Section 403(b) Tax-Sheltered Annuities. The contracts are no longer available for purchase as Tax Code section 403(b) tax-sheltered annuities. Existing contracts issued as Tax Code section 403(b) tax-sheltered annuities will continue to be maintained as such under the applicable rules and regulations.

The Treasury Department has issued regulations which generally take effect on January 1, 2009. Existing contracts will be modified as necessary to comply with these regulations where allowed, or where required by law in order to maintain their status as section 403(b) tax-sheltered annuities. The final regulations include: (a) the ability to terminate a 403(b) plan, which would entitle a participant to a distribution; (b) the revocation of IRS Revenue Ruling 90-24, and the resulting increase in restrictions on a participant's right to transfer his or her 403(b) accounts; and (3) the imposition of withdrawal restrictions on non-salary reduction contribution amounts, as well as other changes.

Contributions
In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. You should consult with your tax adviser in connection with contributions to a qualified contract.

Distributions – General
Certain tax rules apply to distributions from the Contract. A distribution is any amount taken from a Contract including withdrawals, annuity payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

Section 401(a), 401(k) and 403(a) Plans. Distributions from these plans are taxed as received unless one of the following is true:

> The distribution is an eligible rollover distribution and is directly transferred to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
> You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
> The distribution is a qualified health insurance premium of a retired safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

> part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
> a required minimum distribution under Tax Code Section 401(a)(9);
> a hardship withdrawal;
> otherwise excludable from income; or
> Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Contract used with a 401(a), 401(k) or 403(a) plan unless certain exceptions, including one or more of the following, have occurred:

> You have attained age 59½;
> You have become disabled, as defined in the Tax Code;
> You have died and the distribution is to your beneficiary;
> You have separated from service with the sponsor at or after age 55;

The distribution amount is directly transferred into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;

You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;

The distribution is made due to an IRS levy upon your plan;

The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or

The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006 (401(k) plans only).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalties in other circumstances.

Individual Retirement Annuities. All distributions from an IRA are taxed as received unless either one of the following is true:

The distribution is directly transferred to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or

You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless certain exceptions, including one or more of the following, have occurred:

You have attained age 59½;

You have become disabled, as defined in the Tax Code;

You have died and the distribution is to your beneficiary;

The distribution amount is directly transferred into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;

The distribution is made due to an IRS levy upon your plan; or

The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, a qualified first-time home purchase, or for higher education expenses.

Roth IRAs. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

Made after the five-taxable year period beginning with the first taxable year for which a contribution was made to a Roth IRA of the owner; and

Made after you attain age 59½, die, become disabled as defined in the Tax Code, or for a qualified first-time home purchase.

If a distribution is not qualified, generally it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a Roth IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution. The 10% penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals, used for a qualified first-time home purchase, or for higher education expenses.

403(b) Plans. Distributions from your contract are subject to the requirements of Code Section 403(b), the Treasury Regulations, and, if applicable, the Plan under which the assets in your contract are covered. In accordance with Code Section 403(b) and the Treasury Regulations, we have no responsibility or obligation to make any distribution (including distributions due to loans, annuity payouts, qualified domestic relations orders, hardship withdrawals and systematic distributions options) from your contract until we have received instructions or information from your Employer and/or its designee or, if permitted under Code Section 403(b) and the Treasury Regulations, you in a form acceptable to us and necessary for us to administer your contract in accordance with Code Section 403(b) the Treasury Regulations, and, if applicable, the Plan.

All distributions from these plans are taxed as received unless one of the following is true:

> The distribution is an eligible rollover distribution and is directly transferred to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
>
> You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
>
> The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

> Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
>
> A required minimum distribution under Tax Code section 401(a)(9);
>
> A hardship withdrawal;
>
> Otherwise excludable from income; or
>
> Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 403(b) plan, unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a 403(b) plan, plus in the event you have separated from service with the sponsor at or after age 55, or you have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary. In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Distribution of amounts restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 59½, severance from employment, disability or financial hardship. Such distributions remain subject to other applicable restrictions under the Tax Code and the regulations.

Lifetime Required Minimum Distributions (Sections 401(a), 401(k), Roth 401(k), 403(a), 403(b) and IRAs only).

To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. These rules may dictate the following:

> Start date for distributions;
>
> The time period in which all amounts in your account(s) must be distributed; and
>
> Distribution amounts.

Start Date and Time Period. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

> Over your life or the joint lives of you and your designated beneficiary; or
>
> Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your contract.

Required Distributions Upon Death (Sections 401(a), 401(k), Roth 401(k), 403(a), 403(b), IRAs and Roth IRAs Only). Different distribution requirements apply after your death, depending upon if you have been receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code Section 401(a)(9) provides specific rules for calculating the required minimum distributions after your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2013, your entire balance must be distributed to the designated beneficiary by December 31, 2018. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated beneficiary, then payments may be made over either of the following time frames:

> Over the life of the designated beneficiary; or
> Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

> December 31 of the calendar year following the calendar year of your death; or
> December 31 of the calendar year in which you would have attained age 70½.

No designated beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar containing the fifth anniversary of the contract owner's death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k), 403(a) and 403(b). Generally, distributions from these plans are subject to mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested distribution.

Assignment and Other Transfers

IRAS and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under these contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

Section 403(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

> A plan participant as a means to provide benefit payments;
> An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
> The Company as collateral for a loan.

Tax Consequences of Living Benefits and Death Benefit

Living Benefits. Except as otherwise noted below, when a full or partial withdrawal from a contract occurs under the ING LifePay Plus or ING LifePay Plus rider, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any deferred sales charge) immediately before the distribution over the investment in the contract at that time.

Investment in the contract is generally equal to the amount of all contributions to the contract previously included in your gross income, plus amounts previously included in your gross income as the result of certain loans, assignments, or gifts, less the aggregate amount of non-taxable distributions previously made. The income on the contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under the ING LifePay Plus or ING Joint LifePay Plus rider, as well as the market value adjustment, could increase the contract value that applies. Thus, the income on the contract could be higher than the amount of income that would be determined without regard to such a benefit. As a result, you could have higher amounts of income than will be reported to you. In addition, payments under any guaranteed payment phase of such riders after the contract value has been reduced to zero may be subject to the exclusion ratio rules under Tax Code Section 72(b) for tax purposes. Please consult your tax advisor about the tax consequences of living benefits.

Enhanced Death Benefits. The Contract offers a death benefit that may exceed the greater of the premium payments and the contract value. It is possible that the IRS could characterize such a death benefit as other than an incidental death benefit. In addition, the provision of such benefits may result in currently taxable income, and the presence of the death benefit could affect the amount of required minimum distributions. Finally, certain charges are imposed with respect to some of the available death benefits. It is possible those charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract. Please consult your tax advisor about the tax consequences of enhanced death benefits.

Possible Changes in Taxation
Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Contract.

Same-Sex Marriages
Pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a qualified tax adviser. In certain states, to the extent that an annuity contract or certificate offers to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any Contract Owner's spouse.

Taxation of Company
We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the Contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.

STATEMENT OF ADDITIONAL INFORMATION

Table of Contents

Please tear off, complete and return the form below to order a free Statement of Additional Information for the Contracts offered under the prospectus. Send the form to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271.

_ _

PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT NY-B, ING EMPIRE TRADITIONS VARIABLE ANNUITY 333-85618.

Please Print or Type:

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05/01/2013

_ _

APPENDIX A

The following tables show the Condensed Financial Information (accumulation unit values for the periods indicated and number of units outstanding) by subaccount for a Contract with the lowest and highest combination of asset-based charges. This information is current through December 31, 2012, including portfolio names, and derives from the financial statements of the Separate Account, which together constitute the Separate Account's Condensed Financial Information. Portfolio name changes after December 31, 2012 are not reflected in the following information. Complete information is available in the SAI. Contact our Customer Service Center to obtain your copy free of charge. Please ask us about where you can find more timely information.

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2012, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of ReliaStar Life Insurance Company of New York Separate Account NY-B available under the Contract for the indicated periods.

Separate Account Annual Charges of 1.05%

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during April 2006)										
Value at beginning of period	$13.26	$14.27	$11.40	$9.22	$12.97	$13.46	$12.99			
Value at end of period	$14.59	$13.26	$14.27	$11.40	$9.22	$12.97	$13.46			
Number of accumulation units outstanding at end of period	0	0	0	0	0	222	222			
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$15.71	$16.33	$14.12	$10.53	$18.57	$16.00	$14.51	$12.57	$11.03	$10.00
Value at end of period	$18.05	$15.71	$16.33	$14.12	$10.53	$18.57	$16.00	$14.51	$12.57	$11.03
Number of accumulation units outstanding at end of period	3,555	3,667	6,508	9,160	11,829	13,703	14,467	10,615	10,696	5,194
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$11.41	$11.46	$10.08	$7.84	$13.85	$13.83	$11.65	$11.15	$10.13	$10.00
Value at end of period	$13.22	$11.41	$11.46	$10.08	$7.84	$13.85	$13.83	$11.65	$11.15	$10.13
Number of accumulation units outstanding at end of period	3,751	4,034	5,630	5,911	6,136	6,243	12,728	12,851	13,601	5,826
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during November 2012)										
Value at beginning of period	$9.70									
Value at end of period	$10.12									
Number of accumulation units outstanding at end of period	387									
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$16.21	$19.14	$18.13	$12.87	$22.61	$19.14	$16.34	$13.66	$11.76	
Value at end of period	$18.81	$16.21	$19.14	$18.13	$12.87	$22.61	$19.14	$16.34	$13.66	
Number of accumulation units outstanding at end of period	0	0	435	586	671	699	723	844	983	
ING BALANCED PORTFOLIO										
Value at beginning of period	$10.03	$10.29	$9.14	$7.77	$10.95	$10.51				
Value at end of period	$11.26	$10.03	$10.29	$9.14	$7.77	$10.95				
Number of accumulation units outstanding at end of period	0	907	907	920	836	4,368				
ING BARON GROWTH PORTFOLIO										
(Fund first available during August 2005)										
Value at beginning of period	$13.01	$12.86	$10.27	$7.68	$13.21	$12.58	$11.03	$11.00		
Value at end of period	$15.40	$13.01	$12.86	$10.27	$7.68	$13.21	$12.58	$11.03		
Number of accumulation units outstanding at end of period	257	0	71	259	381	406	430	455		

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$12.08	$11.66	$11.01	$9.27	$13.13	$12.23	$10.85	$9.93	$8.61	
Value at end of period	$14.20	$12.08	$11.66	$11.01	$9.27	$13.13	$12.23	$10.85	$9.93	
Number of accumulation units outstanding at end of period	2,774	3,577	3,575	3,539	3,475	3,615	3,642	6,400	880	
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$12.28	$12.01								
Value at end of period	$12.92	$12.28								
Number of accumulation units outstanding at end of period	1,064	589								
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.09	$11.38	$10.14	$7.87	$13.06	$12.36	$11.66	$10.92		
Value at end of period	$12.56	$11.09	$11.38	$10.14	$7.87	$13.06	$12.36	$11.66		
Number of accumulation units outstanding at end of period	1,732	1,881	1,883	1,885	1,886	1,886	1,888	1,889		
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.18	$11.51	$9.84	$9.31						
Value at end of period	$10.84	$10.18	$11.51	$9.84						
Number of accumulation units outstanding at end of period	0	0	94	95						
ING CLARION REAL ESTATE PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$20.04	$18.50	$14.61	$10.86	$17.86	$21.94	$16.11	$13.55		
Value at end of period	$22.91	$20.04	$18.50	$14.61	$10.86	$17.86	$21.94	$16.11		
Number of accumulation units outstanding at end of period	247	247	299	438	529	613	668	583		
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$9.87	$10.25	$8.27	$6.24						
Value at end of period	$11.15	$9.87	$10.25	$8.27						
Number of accumulation units outstanding at end of period	0	0	0	320						
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during December 2006)										
Value at beginning of period	$11.54	$11.37	$10.17	$9.27	$11.12	$10.95	$10.94			
Value at end of period	$12.85	$11.54	$11.37	$10.17	$7.79	$11.12	$10.95			
Number of accumulation units outstanding at end of period	0	0	381	1,238	0	1,690	1,878			
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$9.95	$10.14	$9.18	$7.34	$11.92	$11.71				
Value at end of period	$11.18	$9.95	$10.14	$9.18	$7.34	$11.92				
Number of accumulation units outstanding at end of period	637	704	778	861	2,264	2,470				
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Fund first available during April 2006)										
Value at beginning of period	$18.27	$20.32	$16.88	$12.41	$21.25	$16.12	$16.27			
Value at end of period	$17.56	$18.27	$20.32	$16.88	$12.41	$21.25	$16.12			
Number of accumulation units outstanding at end of period	1,005	1,190	1,380	1,529	1,531	243	177			
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.60	$9.99								
Value at end of period	$10.94	$9.60								
Number of accumulation units outstanding at end of period	3,479	5,958								

Empire Traditions

A 2

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$8.74	$8.88	$7.88	$7.16						
Value at end of period	$9.99	$8.74	$8.88	$7.88						
Number of accumulation units outstanding at end of period	874	4,593	3,140	3,183						
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$10.08	$10.22	$9.09	$7.47	$12.05	$11.63	$10.28	$9.88	$9.06	$10.00
Value at end of period	$11.38	$10.08	$10.22	$9.09	$7.47	$12.05	$11.63	$10.28	$9.88	$9.06
Number of accumulation units outstanding at end of period	4,450	4,981	7,767	8,407	9,181	13,755	14,665	15,902	17,336	2,261
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$15.02	$15.39	$12.79	$9.83	$15.96	$15.33	$14.19	$12.94	$11.24	$10.00
Value at end of period	$17.44	$15.02	$15.39	$12.79	$9.83	$15.96	$15.33	$14.19	$12.94	$11.24
Number of accumulation units outstanding at end of period	942	1,385	1,445	1,950	3,194	4,643	4,910	5,208	5,699	2,393
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$14.87	$15.17	$12.52	$10.16	$15.48	$16.73	$14.90	$14.02	$11.64	$10.00
Value at end of period	$16.50	$14.87	$15.17	$12.52	$10.16	$15.48	$16.73	$14.90	$14.02	$11.64
Number of accumulation units outstanding at end of period	217	217	218	218	218	942	1,659	1,840	1,842	1,049
ING INTERMEDIATE BOND PORTFOLIO										
(Fund first available during April 2006)										
Value at beginning of period	$12.45	$11.73	$10.82	$10.75	$10.87	$10.40	$10.00			
Value at end of period	$13.44	$12.45	$11.73	$10.82	$9.83	$10.87	$10.40			
Number of accumulation units outstanding at end of period	468	0	732	2,651	0	1,815	1,945			
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$7.08	$8.17	$7.67	$7.07						
Value at end of period	$8.30	$7.08	$8.17	$7.67						
Number of accumulation units outstanding at end of period	0	0	0	1,250						
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
Value at beginning of period	$12.35	$12.75	$11.19	$8.80	$14.00	$14.47	$12.62	$12.33	$10.67	$10.00
Value at end of period	$14.50	$12.35	$12.75	$11.19	$8.80	$14.00	$14.47	$12.62	$12.33	$10.67
Number of accumulation units outstanding at end of period	2,742	5,391	6,196	7,165	6,489	6,843	6,890	7,029	6,994	5,965
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$11.51	$11.88	$10.68	$8.81						
Value at end of period	$13.04	$11.51	$11.88	$10.68						
Number of accumulation units outstanding at end of period	0	0	1,499	567						
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Fund first available during April 2006)										
Value at beginning of period	$19.97	$24.69	$20.74	$12.22	$25.34	$18.49	$16.05			
Value at end of period	$23.53	$19.97	$24.69	$20.74	$12.22	$25.34	$18.49			
Number of accumulation units outstanding at end of period	451	499	552	610	1,606	1,896	2,026			
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$17.85	$17.71	$14.56	$11.71	$17.67	$17.45	$15.14	$14.10	$11.82	$10.00
Value at end of period	$21.19	$17.85	$17.71	$14.56	$11.71	$17.67	$17.45	$15.14	$14.10	$11.82
Number of accumulation units outstanding at end of period	467	1,730	1,731	1,823	1,121	1,834	1,980	2,059	1,643	1,642
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$16.02	$16.41	$13.09	$10.39	$14.99	$15.41	$13.35	$13.01	$10.44	$10.00
Value at end of period	$18.82	$16.02	$16.41	$13.09	$10.39	$14.99	$15.41	$13.35	$13.01	$10.44
Number of accumulation units outstanding at end of period	932	739	750	793	960	1,170	2,451	2,307	1,799	185
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$9.86									
Value at end of period	$10.34									
Number of accumulation units outstanding at end of period	5,525									

Empire Traditions A 3

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Fund first available during May 2004)										
Value at beginning of period	$14.43	$14.26	$12.61	$8.95	$12.48	$11.30	$10.82	$10.54		
Value at end of period	$16.82	$14.43	$14.26	$12.61	$8.95	$12.48	$11.30	$10.82		
Number of accumulation units outstanding at end of period	1,592	1,592	1,063	1,063	1,063	1,063	1,063	1,062		
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during November 2012)										
Value at beginning of period	$11.04									
Value at end of period	$11.41									
Number of accumulation units outstanding at end of period	680									
ING LIQUID ASSETS PORTFOLIO										
(Fund first available during April 2006)										
Value at beginning of period	$17.84	$18.03	$18.22	$18.35	$18.10	$17.43	$16.99			
Value at end of period	$17.66	$17.84	$18.03	$18.22	$18.35	$18.10	$17.43			
Number of accumulation units outstanding at end of period	35,733	44,953	58,410	73,578	58,287	717	102			
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$28.59	$28.44	$26.16	$22.43	$29.19	$28.36	$25.61	$25.15	$22.87	$10.00
Value at end of period	$31.45	$28.59	$28.44	$26.16	$22.43	$29.19	$28.36	$25.61	$25.15	$22.87
Number of accumulation units outstanding at end of period	1,899	2,572	4,008	4,086	3,722	5,912	5,626	5,933	5,121	1,397
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
(Funds were first received in this option during November 2012)										
Value at beginning of period	$17.17									
Value at end of period	$17.48									
Number of accumulation units outstanding at end of period	219									
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Fund first available during May 2003)										
Value at beginning of period	$12.62	$13.88	$12.08	$8.75	$14.82	$14.05	$12.03	$10.06		
Value at end of period	$15.19	$12.62	$13.88	$12.08	$8.75	$14.82	$14.05	$12.03		
Number of accumulation units outstanding at end of period	1,911	1,976	2,048	2,192	3,548	3,746	3,925	4,136		
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$14.32	$15.80	$13.79	$10.00	$16.97	$16.13	$13.86	$12.37	$10.87	$10.00
Value at end of period	$17.19	$14.32	$15.80	$13.79	$10.00	$16.97	$16.13	$13.86	$12.37	$10.87
Number of accumulation units outstanding at end of period	104	104	104	104	811	812	813	202	3,726	1,123
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2003)										
Value at beginning of period	$16.26	$15.74	$13.92	$9.42	$12.29	$12.07	$11.20	$10.85	$10.00	
Value at end of period	$18.35	$16.26	$15.74	$13.92	$9.42	$12.29	$12.07	$11.20	$10.85	
Number of accumulation units outstanding at end of period	2,102	2,073	2,073	2,074	2,074	5,386	6,722	6,615	6,112	
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$20.23	$19.76	$18.54	$16.38	$15.88	$14.73	$14.27	$14.07	$13.56	$10.00
Value at end of period	$21.77	$20.23	$19.76	$18.54	$16.38	$15.88	$14.73	$14.27	$14.07	$13.56
Number of accumulation units outstanding at end of period	3,151	3,134	9,120	7,844	6,600	8,528	8,574	8,560	8,679	2,680
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.12	$10.36	$9.38	$9.22						
Value at end of period	$11.32	$10.12	$10.36	$9.38						
Number of accumulation units outstanding at end of period	0	0	1,020	1,021						
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.48	$10.59	$9.64	$9.50						
Value at end of period	$11.58	$10.48	$10.59	$9.64						
Number of accumulation units outstanding at end of period	13,924	15,917	22,867	23,734						

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.81	$10.70	$9.87	$9.75						
Value at end of period	$11.79	$10.81	$10.70	$9.87						
Number of accumulation units outstanding at end of period	0	0	13,962	2,277						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.56	$14.16	$12.72	$10.85						
Value at end of period	$16.46	$14.56	$14.16	$12.72						
Number of accumulation units outstanding at end of period	557	1,129	2,735	3,157						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$9.21	$9.11	$8.22	$6.99						
Value at end of period	$10.50	$9.21	$9.11	$8.22						
Number of accumulation units outstanding at end of period	2,375	1,637	1,637	1,637						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.73	$13.79	$12.54	$10.65						
Value at end of period	$15.75	$13.73	$13.79	$12.54						
Number of accumulation units outstanding at end of period	204	205	261	965						
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.18	$10.50	$8.50	$8.32						
Value at end of period	$11.75	$10.18	$10.50	$8.50						
Number of accumulation units outstanding at end of period	336	0	79	80						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$10.34	$10.90	$8.74	$6.99	$10.06					
Value at end of period	$11.85	$10.34	$10.90	$8.74	$6.99					
Number of accumulation units outstanding at end of period	2,368	2,898	3,530	3,530	3,531					
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$14.04	$13.79	$12.22	$9.27	$12.92	$12.51	$11.03	$10.79		
Value at end of period	$15.90	$14.04	$13.79	$12.22	$9.27	$12.92	$12.51	$11.03		
Number of accumulation units outstanding at end of period	1,006	1,045	1,355	1,548	1,473	414	438	463		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$12.16	$12.40	$10.91	$8.82	$13.86	$13.59	$11.53	$11.02		
Value at end of period	$14.11	$12.16	$12.40	$10.91	$8.82	$13.86	$13.59	$11.53		
Number of accumulation units outstanding at end of period	0	0	0	0	0	486	486	540		
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during September 2005)										
Value at beginning of period	$12.11	$13.96	$12.40	$9.10	$18.22	$15.27	$12.45	$11.23		
Value at end of period	$14.23	$12.11	$13.96	$12.40	$9.10	$18.22	$15.27	$12.45		
Number of accumulation units outstanding at end of period	339	1,008	1,009	1,019	1,219	1,819	2,008	1,435		
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$9.15	$10.53	$9.80	$7.51	$12.78	$11.21	$9.79			
Value at end of period	$10.74	$9.15	$10.53	$9.80	$7.51	$12.78	$11.21			
Number of accumulation units outstanding at end of period	0	0	821	821	1,869	1,870	1,871			
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$11.85	$11.19	$10.68	$10.23	$10.00					
Value at end of period	$12.14	$11.85	$11.19	$10.68	$10.23					
Number of accumulation units outstanding at end of period	278	601	601	663	62					

Empire Traditions

A 5

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.35	$11.79	$10.55	$8.10	$13.65	$13.66	$12.08	$11.17		
Value at end of period	$12.71	$11.35	$11.79	$10.55	$8.10	$13.65	$13.66	$12.08		
Number of accumulation units outstanding at end of period	598	598	598	598	598	598	598	598		
PROFUND VP RISING RATES OPPORTUNITY										
(Fund first available during September 2003)										
Value at beginning of period	$3.18	$5.14	$6.19	$4.73	$7.70	$8.21	$7.54	$8.27	$8.75	
Value at end of period	$2.93	$3.18	$5.14	$6.19	$4.73	$7.70	$8.21	$7.54	$8.27	
Number of accumulation units outstanding at end of period	0	908	908	679	687	3,057	3,231	528	528	

Separate Account Annual Charges of 2.10%

	2012	2011	2010	2009	2008	2007	2006	2005	2004
BLACKROCK GLOBAL ALLOCATION V.I. FUND									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$9.54	$10.11	$9.41	$7.95	$9.11				
Value at end of period	$10.27	$9.54	$10.11	$9.41	$7.95				
Number of accumulation units outstanding at end of period	2,212	2,564	2,613	3,273	2,087				
FIDELITY® VIP CONTRAFUND® PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$13.07	$13.74	$12.00	$9.05	$16.13	$14.04	$12.87	$11.27	$11.03
Value at end of period	$14.86	$13.07	$13.74	$12.00	$9.05	$16.13	$14.04	$12.87	$11.27
Number of accumulation units outstanding at end of period	2,360	3,405	4,642	4,919	5,528	5,426	2,689	925	138
FIDELITY® VIP EQUITY-INCOME PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$10.34	$10.49	$9.32	$7.33	$13.10	$13.21	$11.25	$10.92	
Value at end of period	$11.85	$10.34	$10.49	$9.32	$7.33	$13.10	$13.21	$11.25	
Number of accumulation units outstanding at end of period	1,141	2,172	2,773	2,874	2,953	1,735	1,468	791	
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$12.65	$15.09	$14.45	$10.37	$18.41	$15.75	$13.59	$11.59	
Value at end of period	$14.52	$12.65	$15.09	$14.45	$10.37	$18.41	$15.75	$13.59	
Number of accumulation units outstanding at end of period	4,978	6,517	8,400	7,563	7,898	8,465	4,059	885	
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO									
(Funds were first received in this option during February 2011)									
Value at beginning of period	$14.18	$15.48							
Value at end of period	$15.69	$14.18							
Number of accumulation units outstanding at end of period	760	484							
ING BARON GROWTH PORTFOLIO									
(Fund first available during February 2006)									
Value at beginning of period	$12.11	$12.10	$9.77	$7.38	$12.83	$12.36	$11.57		
Value at end of period	$14.19	$12.11	$12.10	$9.77	$7.38	$12.83	$12.36		
Number of accumulation units outstanding at end of period	1,973	2,435	2,512	3,093	3,615	2,189	548		
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during November 2008)									
Value at beginning of period	$12.18	$11.87	$11.33	$9.64	$8.71				
Value at end of period	$14.15	$12.18	$11.87	$11.33	$9.64				
Number of accumulation units outstanding at end of period	238	240	241	242	211				

Empire Traditions

A 6

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO									
(Funds were first received in this option during June 2009)									
Value at beginning of period	$11.93	$10.88	$10.53	$10.01					
Value at end of period	$12.42	$11.93	$10.88	$10.53					
Number of accumulation units outstanding at end of period	1,399	1,406	1,413	1,421					
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$10.32	$10.71	$9.65	$7.57	$12.69	$13.12			
Value at end of period	$11.57	$10.32	$10.71	$9.65	$7.57	$12.69			
Number of accumulation units outstanding at end of period	3,808	3,858	3,940	4,093	4,010	771			
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$9.79	$11.18	$9.67	$6.47	$9.99				
Value at end of period	$10.32	$9.79	$11.18	$9.67	$6.47				
Number of accumulation units outstanding at end of period	3,450	3,389	3,398	3,161	1,455				
ING BOND PORTFOLIO									
(Funds were first received in this option during February 2008)									
Value at beginning of period	$10.37	$10.02	$9.65	$8.79	$10.01				
Value at end of period	$10.81	$10.37	$10.02	$9.65	$8.79				
Number of accumulation units outstanding at end of period	8,113	8,089	9,127	8,877	5,198				
ING CLARION GLOBAL REAL ESTATE PORTFOLIO									
(Funds were first received in this option during June 2007)									
Value at beginning of period	$9.73	$10.50	$9.24	$7.08	$12.30	$14.45			
Value at end of period	$11.97	$9.73	$10.50	$9.24	$7.08	$12.30			
Number of accumulation units outstanding at end of period	3,534	3,770	3,776	3,831	4,154	1,411			
ING CLARION REAL ESTATE PORTFOLIO									
Value at beginning of period	$15.80	$14.74	$11.76	$8.84	$14.69	$18.25			
Value at end of period	$17.88	$15.80	$14.74	$11.76	$8.84	$14.69			
Number of accumulation units outstanding at end of period	276	482	485	536	551	545			
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$9.29	$9.75	$7.95	$6.51	$10.09	$10.68			
Value at end of period	$10.38	$9.29	$9.75	$7.95	$6.51	$10.09			
Number of accumulation units outstanding at end of period	754	762	916	964	939	967			
ING DAVIS NEW YORK VENTURE PORTFOLIO									
(Funds were first received in this option during February 2007)									
Value at beginning of period	$8.84	$9.47	$8.63	$6.70	$11.26	$11.31			
Value at end of period	$9.71	$8.84	$9.47	$8.63	$6.70	$11.26			
Number of accumulation units outstanding at end of period	7,764	7,589	8,564	8,374	8,370	3,580			
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$13.06	$14.98	$11.92	$8.75	$14.68	$14.13			
Value at end of period	$14.66	$13.06	$14.98	$11.92	$8.75	$14.68			
Number of accumulation units outstanding at end of period	1,857	1,739	1,682	1,791	1,718	2,576			
ING FRANKLIN INCOME PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$10.86	$10.82	$9.78	$7.57	$10.93	$11.46			
Value at end of period	$11.97	$10.86	$10.82	$9.78	$7.57	$10.93			
Number of accumulation units outstanding at end of period	3,516	1,823	2,028	976	267	15,862			
ING FRANKLIN MUTUAL SHARES PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$9.47	$9.75	$8.93	$7.21	$11.83	$12.53			
Value at end of period	$10.53	$9.47	$9.75	$8.93	$7.21	$11.83			
Number of accumulation units outstanding at end of period	745	787	1,015	1,063	1,686	1,785			

Empire Traditions

A-7

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$8.05	$8.33	$7.68	$6.02	$9.56	$10.19			
Value at end of period	$9.13	$8.05	$8.33	$7.68	$6.02	$9.56			
Number of accumulation units outstanding at end of period	2,634	2,718	2,729	3,153	2,306	2,267			
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)									
(Funds were first received in this option during March 2011)									
Value at beginning of period	$8.80	$10.74							
Value at end of period	$8.34	$8.80							
Number of accumulation units outstanding at end of period	1,572	1,579							
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)									
(Fund first available during February 2006)									
Value at beginning of period	$17.01	$19.12	$16.06	$11.93	$20.65	$15.83	$13.98		
Value at end of period	$16.18	$17.01	$19.12	$16.06	$11.93	$20.65	$15.83		
Number of accumulation units outstanding at end of period	3,016	2,694	2,717	4,702	3,225	1,360	449		
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)									
(Funds were first received in this option during January 2011)									
Value at beginning of period	$9.50	$9.99							
Value at end of period	$10.72	$9.50							
Number of accumulation units outstanding at end of period	13,402	13,995							
ING GROWTH AND INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2009)									
Value at beginning of period	$8.36	$8.59	$7.71	$7.03					
Value at end of period	$9.45	$8.36	$8.59	$7.71					
Number of accumulation units outstanding at end of period	5,551	5,699	5,505	5,621					
ING HANG SENG INDEX PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$10.84	$13.58	$12.90	$13.22					
Value at end of period	$13.63	$10.84	$13.58	$12.90					
Number of accumulation units outstanding at end of period	292	294	230	231					
ING INDEX PLUS LARGECAP PORTFOLIO									
(Fund first available during January 2006)									
Value at beginning of period	$10.37	$10.62	$9.55	$7.93	$12.94	$12.62	$11.65		
Value at end of period	$11.58	$10.37	$10.62	$9.55	$7.93	$12.94	$12.62		
Number of accumulation units outstanding at end of period	0	74	74	75	75	75	75		
ING INDEX PLUS MIDCAP PORTFOLIO									
Value at beginning of period	$12.27	$12.71	$10.68	$8.30	$13.61	$13.21			
Value at end of period	$14.10	$12.27	$12.71	$10.68	$8.30	$13.61			
Number of accumulation units outstanding at end of period	809	1,075	1,079	1,188	1,197	1,368			
ING INDEX PLUS SMALLCAP PORTFOLIO									
Value at beginning of period	$11.51	$11.88	$9.90	$8.13	$12.51	$13.67			
Value at end of period	$12.64	$11.51	$11.88	$9.90	$8.13	$12.51			
Number of accumulation units outstanding at end of period	602	670	670	671	672	68			
ING INTERMEDIATE BOND PORTFOLIO									
(Funds were first received in this option during June 2007)									
Value at beginning of period	$11.60	$11.04	$10.29	$9.45	$10.57	$10.18			
Value at end of period	$12.38	$11.60	$11.04	$10.29	$9.45	$10.57			
Number of accumulation units outstanding at end of period	2,199	2,346	3,972	4,304	4,170	2,491			
ING INTERNATIONAL INDEX PORTFOLIO									
(Funds were first received in this option during May 2009)									
Value at beginning of period	$6.80	$7.93	$7.53	$5.71					
Value at end of period	$7.89	$6.80	$7.93	$7.53					
Number of accumulation units outstanding at end of period	201	171	158	152					

Empire Traditions

A 8

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$10.34	$10.78	$9.57	$7.60	$12.23	$12.78	$11.27	$11.05	
Value at end of period	$12.01	$10.34	$10.78	$9.57	$7.60	$12.23	$12.78	$11.27	
Number of accumulation units outstanding at end of period	3,348	4,434	5,345	5,419	5,449	5,434	3,025	797	
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$11.42	$11.82	$10.78	$9.00	$12.02	$11.89	$10.81	$10.86	
Value at end of period	$12.58	$11.42	$11.82	$10.78	$9.00	$12.02	$11.89	$10.81	
Number of accumulation units outstanding at end of period	3,843	3,990	3,638	3,658	3,362	109	110	109	
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$10.71	$11.18	$10.15	$8.37	$12.61	$12.56	$11.06	$10.78	
Value at end of period	$12.01	$10.71	$11.18	$10.15	$8.37	$12.61	$12.56	$11.06	
Number of accumulation units outstanding at end of period	1,614	1,753	1,785	891	201	203	728	170	
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO									
(Fund first available during January 2006)									
Value at beginning of period	$18.59	$23.23	$19.73	$11.75	$24.62	$18.16	$14.54		
Value at end of period	$21.68	$18.59	$23.23	$19.73	$11.75	$24.62	$18.16		
Number of accumulation units outstanding at end of period	1,948	1,920	2,051	2,108	2,235	2,483	449		
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$13.51	$13.99	$11.27	$9.04	$13.19	$13.70	$12.00	$11.49	
Value at end of period	$15.70	$13.51	$13.99	$11.27	$9.04	$13.19	$13.70	$12.00	
Number of accumulation units outstanding at end of period	2,314	4,097	4,997	5,373	5,335	4,846	3,681	1,562	
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)									
(Funds were first received in this option during July 2012)									
Value at beginning of period	$9.83								
Value at end of period	$10.27								
Number of accumulation units outstanding at end of period	69,875								
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2010)									
Value at beginning of period	$14.33	$14.32	$13.08						
Value at end of period	$16.53	$14.33	$14.32						
Number of accumulation units outstanding at end of period	273	534	249						
ING LARGE CAP VALUE PORTFOLIO									
(Funds were first received in this option during March 2011)									
Value at beginning of period	$9.99	$10.26							
Value at end of period	$11.18	$9.99							
Number of accumulation units outstanding at end of period	519	521							
ING LIQUID ASSETS PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$9.98	$10.19	$10.41	$10.60	$10.61				
Value at end of period	$9.77	$9.98	$10.19	$10.41	$10.60				
Number of accumulation units outstanding at end of period	1,340	1,347	1,354	2,840	19,925				
ING MARSICO GROWTH PORTFOLIO									
(Funds were first received in this option during September 2007)									
Value at beginning of period	$11.63	$12.08	$10.29	$8.15	$13.95	$13.99			
Value at end of period	$12.81	$11.63	$12.08	$10.29	$8.15	$13.95			
Number of accumulation units outstanding at end of period	257	260	263	363	367	371			
ING MFS TOTAL RETURN PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$11.32	$11.38	$10.58	$9.17	$12.06	$11.84	$10.81	$10.70	
Value at end of period	$12.32	$11.32	$11.38	$10.58	$9.17	$12.06	$11.84	$10.81	
Number of accumulation units outstanding at end of period	5,388	6,774	7,456	7,162	4,896	2,391	2,040	1,148	

Empire Traditions A 9

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING MFS UTILITIES PORTFOLIO									
(Fund first available during February 2006)									
Value at beginning of period	$16.65	$15.98	$14.36	$11.05	$18.11	$14.53	$11.73		
Value at end of period	$18.47	$16.65	$15.98	$14.36	$11.05	$18.11	$14.53		
Number of accumulation units outstanding at end of period	3,461	3,515	2,919	2,850	3,369	2,890	535		
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO									
(Funds were first received in this option during August 2011)									
Value at beginning of period	$14.20	$14.71							
Value at end of period	$16.10	$14.20							
Number of accumulation units outstanding at end of period	456	457							
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)									
(Fund first available during May 2003)									
Value at beginning of period	$12.52	$13.96	$12.31	$9.02	$15.49	$14.88	$12.92	$11.75	
Value at end of period	$14.87	$12.52	$13.96	$12.31	$9.02	$15.49	$14.88	$12.92	
Number of accumulation units outstanding at end of period	2,730	3,763	4,560	4,851	4,534	4,291	1,968	813	
ING PIMCO HIGH YIELD PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$14.59	$14.27	$12.76	$8.72	$11.50	$11.79			
Value at end of period	$16.29	$14.59	$14.27	$12.76	$8.72	$11.50			
Number of accumulation units outstanding at end of period	790	820	708	905	961	1,827			
ING PIMCO TOTAL RETURN BOND PORTFOLIO									
(Funds were first received in this option during June 2007)									
Value at beginning of period	$13.51	$13.33	$12.64	$11.29	$11.06	$10.31			
Value at end of period	$14.38	$13.51	$13.33	$12.64	$11.29	$11.06			
Number of accumulation units outstanding at end of period	16,369	17,295	17,189	15,268	11,396	2,841			
ING PIONEER MID CAP VALUE PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$10.62	$11.41	$9.88	$8.07	$12.32	$11.93	$10.84	$10.82	
Value at end of period	$11.54	$10.62	$11.41	$9.88	$8.07	$12.32	$11.93	$10.84	
Number of accumulation units outstanding at end of period	340	2,309	3,478	3,510	3,309	3,370	3,318	1,743	
ING RETIREMENT CONSERVATIVE PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$9.03	$8.77	$8.30	$8.24					
Value at end of period	$9.54	$9.03	$8.77	$8.30					
Number of accumulation units outstanding at end of period	396	336	311	299					
ING RETIREMENT GROWTH PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$9.89	$10.23	$9.36	$9.21					
Value at end of period	$10.94	$9.89	$10.23	$9.36					
Number of accumulation units outstanding at end of period	23,109	23,538	24,169	24,574					
ING RETIREMENT MODERATE GROWTH PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$10.24	$10.45	$9.62	$9.49					
Value at end of period	$11.19	$10.24	$10.45	$9.62					
Number of accumulation units outstanding at end of period	9,246	9,436	9,791	9,766					
ING RETIREMENT MODERATE PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$10.56	$10.56	$9.85	$9.75					
Value at end of period	$11.39	$10.56	$10.56	$9.85					
Number of accumulation units outstanding at end of period	60,358	58,410	56,432	54,373					
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$14.14	$13.90	$12.62	$10.82					
Value at end of period	$15.82	$14.14	$13.90	$12.62					
Number of accumulation units outstanding at end of period	338	364	366	358					

Empire Traditions

A 10

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$8.85	$8.85	$8.07	$6.90					
Value at end of period	$9.99	$8.85	$8.85	$8.07					
Number of accumulation units outstanding at end of period	4,223	4,558	4,591	4,733					
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$13.33	$13.54	$12.45	$10.62					
Value at end of period	$15.13	$13.33	$13.54	$12.45					
Number of accumulation units outstanding at end of period	756	774	778	552					
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO									
(Funds were first received in this option during August 2009)									
Value at beginning of period	$15.25	$15.93	$12.93	$11.54					
Value at end of period	$17.25	$15.25	$15.93	$12.93					
Number of accumulation units outstanding at end of period	864	874	959	1,046					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO									
(Funds were first received in this option during June 2008)									
Value at beginning of period	$9.93	$10.59	$8.58	$6.93	$10.00				
Value at end of period	$11.26	$9.93	$10.59	$8.58	$6.93				
Number of accumulation units outstanding at end of period	0	0	0	0	665				
ING SMALL COMPANY PORTFOLIO									
(Funds were first received in this option during June 2008)									
Value at beginning of period	$10.25	$10.76	$8.86	$7.11	$10.11				
Value at end of period	$11.46	$10.25	$10.76	$8.86	$7.11				
Number of accumulation units outstanding at end of period	853	820	909	618	383				
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$13.07	$12.98	$11.62	$8.91	$12.56	$12.29	$10.95	$10.64	
Value at end of period	$14.65	$13.07	$12.98	$11.62	$8.91	$12.56	$12.29	$10.95	
Number of accumulation units outstanding at end of period	6,825	8,625	9,219	9,101	5,703	2,985	2,156	912	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$11.07	$11.41	$10.14	$8.29	$13.16	$13.05	$11.19	$10.99	
Value at end of period	$12.71	$11.07	$11.41	$10.14	$8.29	$13.16	$13.05	$11.19	
Number of accumulation units outstanding at end of period	2,179	4,002	3,781	5,965	2,852	1,995	385	105	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO									
(Funds were first received in this option during June 2007)									
Value at beginning of period	$8.80	$9.10	$7.98	$5.71	$10.12	$10.29			
Value at end of period	$10.21	$8.80	$9.10	$7.98	$5.71	$10.12			
Number of accumulation units outstanding at end of period	2,103	3,109	3,537	3,233	2,850	2,772			
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO									
(Funds were first received in this option during March 2008)									
Value at beginning of period	$11.28	$13.14	$11.79	$8.75	$15.14				
Value at end of period	$13.11	$11.28	$13.14	$11.79	$8.75				
Number of accumulation units outstanding at end of period	206	217	230	243	892				
ING TEMPLETON FOREIGN EQUITY PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$8.61	$10.02	$9.42	$7.30	$12.55	$12.20			
Value at end of period	$10.00	$8.61	$10.02	$9.42	$7.30	$12.55			
Number of accumulation units outstanding at end of period	8,490	1,101	1,138	1,178	1,226	392			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO									
(Funds were first received in this option during June 2007)									
Value at beginning of period	$10.20	$11.05	$10.47	$8.09	$13.69	$14.69			
Value at end of period	$12.16	$10.20	$11.05	$10.47	$8.09	$13.69			
Number of accumulation units outstanding at end of period	1,862	1,867	1,868	2,135	2,030	1,298			

Empire Traditions A 11

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING U.S. BOND INDEX PORTFOLIO									
(Funds were first received in this option during May 2009)									
Value at beginning of period	$11.38	$10.87	$10.48	$10.15					
Value at end of period	$11.54	$11.38	$10.87	$10.48					
Number of accumulation units outstanding at end of period	282	240	222	213					
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO									
(Fund first available during January 2006)									
Value at beginning of period	$10.46	$10.98	$9.92	$7.70	$13.12	$13.28	$12.17		
Value at end of period	$11.58	$10.46	$10.98	$9.92	$7.70	$13.12	$13.28		
Number of accumulation units outstanding at end of period	0	35	36	36	36	36	36		
ING WISDOM TREE[SM] GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO									
(Funds were first received in this option during February 2008)									
Value at beginning of period	$7.49	$7.96	$7.68	$6.04	$9.65				
Value at end of period	$8.44	$7.49	$7.96	$7.68	$6.04				
Number of accumulation units outstanding at end of period	1,560	1,572	1,583	1,595	1,607				

Empire Traditions

The Investment Portfolios

The following table reflects investment portfolio name changes.

Fund Name Changes	
Former Fund Name	*New Fund Name*
ING Invesco Van Kampen Comstock Portfolio	ING Invesco Comstock Portfolio
ING Invesco Van Kampen Equity and Income Portfolio	ING Invesco Equity and Income Portfolio
ING Invesco Van Kampen Growth and Income Portfolio	ING Invesco Growth and Income Portfolio
ING Pioneer Fund Portfolio	ING Multi-Manager Large Cap Core Portfolio
Invesco Van Kampen V.I. American Franchise Fund	Invesco V.I. American Franchise Fund

The following investment portfolios are closed to new premiums and transfers. Contract owners who have value in any of the closed investment portfolios may leave their contract value in these investments.

Closed Investment Portfolios	
Columbia Small Cap Value Fund (Class B)	ING Index Plus LargeCap Portfolio (Class S)
Fidelity® VIP *Contrafund*® Portfolio (Service Class 2)	ING Index Plus MidCap Portfolio (Class S)
Fidelity® VIP Equity-Income Portfolio (Service Class 2)	ING Index Plus SmallCap Portfolio (Class S)
ING Balanced Portfolio (Class S)	ING Large Cap Growth Portfolio (Class S)
ING Clarion Global Real Estate Portfolio (Class S)	ING Oppenheimer Global Portfolio (Class I)
ING Clarion Real Estate Portfolio (Class S)	ING SmallCap Opportunities Portfolio (Class S)
ING Columbia Small Cap Value II Portfolio (Class S)	Invesco V.I. American Franchise Fund (Class I)
ING GET Fund	ProFund VP Bull
ING Global Resources Portfolio (Class S)	ProFund VP Europe 30
ING Growth and Income Portfolio (Class S) and (Class I)	ProFund VP Rising Rates Opportunity

Open Investment Portfolios	

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract, plus any Fixed Interest Allocation that is available. The investment portfolios that are currently available for allocation are listed in this appendix. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal.

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges and expenses of the funds carefully before investing. Please refer to the fund prospectuses for this and additional information.

Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge, from our Customer Service Center at the address and telephone number listed in the prospectus, by accessing the SEC's web site or by contacting the SEC Public Reference Room. If you received a summary prospectus for any of the funds available through your contract, you may also obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Certain funds are designated as "Master-Feeder" or "fund of funds." Funds offered in a Master-Feeder structure (such as the American Funds) or fund of funds structure (such as the Retirement Funds) may have higher fees and expenses than a fund that invests directly in debt and equity securities. Consult with your investment professional to determine if the investment portfolios may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

Fund Name and Investment Adviser/Subadviser	Investment Objective
BlackRock Global Allocation V.I. Fund **Investment Adviser:** BlackRock Advisors, LLC **Investment Subadviser:** BlackRock Investment Management, LLC; BlackRock International Limited	Seeks to provide high total return through a fully managed investment policy utilizing U.S. and foreign equity, debt and money market instruments, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends.
ING American Funds Asset Allocation Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company[SM]	Seeks high total return (including income and capital gains) consistent with preservation of capital over the long term.
ING American Funds Global Growth and Income Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company[SM]	Seeks to provide you with long-term growth of capital while providing current income.
ING American Funds International Growth and Income Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company[SM]	Seeks to provide you with long-term growth of capital while providing current income.
ING American Funds International Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research and Management Company[SM]	Seeks to provide you with long-term growth of capital.
ING American Funds World Allocation Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks long-term growth of capital.
ING Baron Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
ING BlackRock Health Sciences Opportunities Portfolio **Investment Adviser: Directed Services LLC** **Investment Subadviser:** BlackRock Advisors, LLC	Seeks long-term capital growth.
ING BlackRock Inflation Protected Bond Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** BlackRock Financial Management Inc.	A *non-diversified* Portfolio that seeks to maximize real return, consistent with preservation of real capital and prudent investment management.

Fund Name and Investment Adviser/Subadviser	Investment Objective

ING BlackRock Large Cap Growth Portfolio
 	
  Investment Adviser: Directed Services LLC
  Investment Subadviser: BlackRock Investment Management, LLC
	Seeks long-term growth of capital.

ING Bond Portfolio
 	
  Investment Adviser: ING Investments, LLC
  Investment Subadviser: ING Investment Management Co. LLC
	Seeks to provide maximum total return through income and capital appreciation.

ING Columbia Contrarian Core Portfolio
 	
  Investment Adviser: Directed Services LLC
  Investment Subadviser: Columbia Management Investment Advisers, LLC
	Seeks total return, consisting of long-term capital appreciation and current income.

ING DFA World Equity Portfolio
 	
  Investment Adviser: Directed Services LLC
  Investment Subadviser: Dimensional Fund Advisors LP
	Seeks long-term capital appreciation.

ING EURO STOXX 50® Index Portfolio
 	
  Investment Adviser: ING Investments, LLC
  Investment Subadviser: ING Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the EURO STOXX 50® Index.

ING FMR^SM Diversified Mid Cap Portfolio*
 	
  Investment Adviser: Directed Services LLC
  Investment Subadviser: Fidelity Management & Research Company
 	
* FMR^SM is a service mark of Fidelity Management & Research Company
	Seeks long-term growth of capital.

ING Franklin Income Portfolio
 	
  Investment Adviser: Directed Services LLC
  Investment Subadviser: Franklin Advisers, Inc.
	Seeks to maximize income while maintaining prospects for capital appreciation.

ING Franklin Mutual Shares Portfolio
 	
  Investment Adviser: Directed Services LLC
  Investment Subadviser: Franklin Mutual Advisers, LLC
	Seeks capital appreciation and secondarily, income.

ING Franklin Templeton Founding Strategy Portfolio **Investment Adviser:** Directed Services LLC	Seeks capital appreciation and secondarily, income.

Fund Name and Investment Adviser/Subadviser	Investment Objective

ING FTSE 100 Index® Portfolio
 	
   Investment Adviser: ING Investments, LLC
   Investment Subadviser: ING Investment Management Co. LLC
	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the FTSE 100 Index®.

ING Global Perspectives Portfolio
 	
   Investment Adviser: ING Investments, LLC
   Investment Subadviser: ING Investment Management Co. LLC
	Seeks total return.

ING Global Resources Portfolio
 	
   Investment Adviser: Directed Services, LLC
   Investment Subadviser: ING Investment Management Co. LLC
	A *non-diversified* Portfolio that seeks long-term capital appreciation.

ING Growth and Income Portfolio
 	
   Investment Adviser: ING Investments, LLC
   Investment Subadviser: ING Investment Management Co. LLC
	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

ING Hang Seng Index Portfolio
 	
   Investment Adviser: ING Investments, LLC
   Investment Subadviser: ING Investment Management Co. LLC
	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Hang Seng Index.

ING Intermediate Bond Portfolio
 	
   Investment Adviser: ING Investments, LLC
   Investment Subadviser: ING Investment Management Co. LLC
	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

ING International Index Portfolio
 	
   Investment Adviser: ING Investments, LLC
   Investment Subadviser: ING Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted International Index.

ING Invesco Comstock Portfolio
 	
   Investment Adviser: Directed Services LLC
   Investment Subadviser: Invesco Advisers, Inc.
	Seeks capital growth and income.

ING Invesco Equity and Income Portfolio
 	
   Investment Adviser: Directed Services LLC
   Investment Subadviser: Invesco Advisers, Inc.
	Seeks total return, consisting of long-term capital appreciation and current income.

ING Invesco Growth and Income Portfolio
 	
   Investment Adviser: Directed Services LLC
   Investment Subadviser: Invesco Advisers, Inc.
	Seeks long-term growth of capital and income.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Japan TOPIX Index® Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Tokyo Stock Price Index®.
ING JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING JPMorgan Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
ING JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital growth.
ING Large Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks growth of capital and current income.
ING Liquid Assets Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks a high level of current income consistent with the preservation of capital and liquidity.
ING Marsico Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Marsico Capital Management, LLC	Seeks capital appreciation.
ING MFS Total Return Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital and secondarily, seeks reasonable opportunity for growth of capital and income.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING MFS Utilities Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Massachusetts Financial Services Company	Seeks total return.
ING MidCap Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital appreciation.
ING Morgan Stanley Global Franchise Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Morgan Stanley Investment Management Inc.	A *non-diversified* Portfolio that seeks long-term capital appreciation.
ING Multi-Manager Large Cap Core Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Columbia Management Investment Advisers, LLC and The London Company of Virginia d/b/a The London Company	Seeks reasonable income and capital growth.
ING Oppenheimer Global Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
ING PIMCO High Yield Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING PIMCO Total Return Bond Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Pioneer Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Retirement Conservative Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a conservative level of risk relative to the other ING Retirement Portfolios.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Retirement Growth Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Growth Portfolio.
ING Retirement Moderate Growth Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Portfolio but less than that of ING Retirement Growth Portfolio.
ING Retirement Moderate Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Conservative Portfolio but less than that of ING Retirement Moderate Growth Portfolio.
ING Russell™ Large Cap Growth Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
ING Russell™ Large Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
ING Russell™ Large Cap Value Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.
ING Russell™ Mid Cap Growth Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.
ING Russell™ Mid Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.
ING Russell™ Small Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
ING Small Company Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Templeton Foreign Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
ING Templeton Global Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.
ING T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
ING T. Rowe Price Equity Income Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income.
ING T. Rowe Price International Stock Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
ING U.S. Bond Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays Capital U.S. Aggregate Bond Index.
ING WisdomTree℠ Global High-Yielding Equity Index Portfolio* **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. LLC * WisdomTree℠ is a servicemark of WisdomTree Investments Effective July 12, 2013, this fund will change its name to ING Global Value Advantage Portfolio, and at that time will change its investment objective to: Seeks long-term growth of capital and current income.	Seeks investment returns that closely correspond to the price and yield performance, (before fees and expenses) of the WisdomTree℠ Global High-Yielding Equity Index.

"Standard & Poor's®", "S&P®", "S&P 500®", "Standard & Poor's 500", and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by ReliaStar Life Insurance Company of New York. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the product.

The Hang Seng Index (the "Index") is published and compiled by Hang Seng Indexes Company Limited pursuant to a license from Hang Seng Data Services Limited. The mark and name of the Hang Seng Index are proprietary to Hang Seng Data Services Limited. Hang Seng Indexes Company Limited and Hang Seng Data Services Limited have agreed to the use of, and reference to, the Index by ING Investments, LLC and ING Investment Management Co. LLC in connection with ING Hang Seng Index Portfolio (the "Product"), BUT NEITHER HANG SENG INDEXES COMPANY LIMITED NOR HANG SENG DATA SERVICES LIMITED WARRANTS OR REPRESENTS OR GUARANTEES TO ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON: (i) THE ACCURACY OR COMPLETENESS OF ANY OF THE INDEX AND ITS COMPUTATION OR ANY INFORMATION RELATED THERETO; OR (ii) THE FITNESS OR SUITABILITY FOR ANY PURPOSE OF ANY OF THE INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT; OR (iii) THE RESULTS WHICH MAY BE OBTAINED BY ANY PERSON FROM THE USE OF ANY OF THE INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT FOR ANY PURPOSE, AND NO WARRANTY OR REPRESENTATION OR GUARANTEE OF ANY KIND WHATSOEVER RELATING TO THE INDEX IS GIVEN OR MAY BE IMPLIED.

TO THE EXTENT PERMITTED BY APPLICABLE LAW, NO RESPONSIBILITY OR LIABILITY IS ACCEPTED BY HANG SENG INDEXES COMPANY LIMITED OR HANG SENG DATA SERVICES LIMITED: (i) IN RESPECT OF THE USE OF AND/OR REFERENCE TO THE INDEX BY ING INVESTMENTS, LLC AND ING INVESTMENT MANAGEMENT CO. LLC IN CONNECTION WITH THE PRODUCT; OR (ii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES OR ERRORS OF HANG SENG INDEXES COMPANY LIMITED IN THE COMPUTATION OF THE INDEX; OR (iii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES, ERRORS OR INCOMPLETENESS OF ANY INFORMATION USED IN CONNECTION WITH THE COMPUTATION OF THE INDEX WHICH IS SUPPLIED BY ANY OTHER PERSON; OR (iv) FOR ANY ECONOMIC OR OTHER LOSS WHICH MAY BE DIRECTLY OR INDIRECTLY SUSTAINED BY ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON DEALINGWITH THE PRODUCT AS A RESULT OF ANY OF THE AFORESAID, AND NO CLAIMS, ACTIONS OR LEGAL PROCEEDINGS MAY BE BROUGHT AGAINST HANG SENG INDEXES COMPANY LIMITED AND/OR HANG SENG DATA SERVICES LIMITED in connection with the Product in any manner whatsoever by any broker, holder or other person dealing with the Product. Any broker, holder or other person dealing with the Product does so therefore in full knowledge of this disclaimer and can place no reliance whatsoever on Hang Seng Indexes Company Limited and Hang Seng Data Services Limited. For the avoidance of doubt, this disclaimer does not create any contractual or quasi-contractual relationship between any broker, holder or other person and Hang Seng Indexes Company Limited and/or Hang Seng Data Services Limited and must not be construed to have created such relationship.

Fixed Interest Division

A Fixed Interest Division option is available through the group and individual deferred variable annuity contracts offered by ReliaStar Life Insurance Company of New York ("ReliaStar of NY"). The Fixed Interest Division is part of the ReliaStar of NY General Account. Interests in the Fixed Interest Division have not been registered under the Securities Act of 1933, and neither the Fixed Interest Division nor the General Account are registered under the Investment Company Act of 1940.

Interests in the Fixed Interest Division are offered in certain states through an Offering Brochure, dated May 1, 2013. When reading through the Prospectus, the Fixed Interest Division should be counted among the various investment options available for the allocation of your premiums. Some restrictions may apply.

You will find more complete information relating to the Fixed Interest Division in the Offering Brochure. Please read the Offering Brochure carefully before you invest in the Fixed Interest Division.

Surrender Charge for Excess Withdrawals Example

The following assumes you made an initial premium payment of $10,000 and additional premium payments of $10,000 in each of the second and third contract years, for total premium payments under the Contract of $30,000. It also assumes a withdrawal at the end of the third contract year of 30% of the contract value of $35,000 and that Option Package I was selected.

In this example, $3,500 (10% of contract value) is the maximum free withdrawal amount that you may withdraw without a surrender charge. The total withdrawal would be $10,500 ($35,000 x .30). Therefore, $7,000 (10,500 – 3,500) is considered an excess withdrawal of a part of the initial premium payment of $10,000 and would be subject to a 6% surrender charge of $420 ($7,000 x .06). The amount of the withdrawal paid to you will be $10,500, and in addition, $420 will be deducted from your contract value.

This example does not take into account deduction of any premium taxes.

Examples of Minimum Guaranteed Income Benefit Calculation

Example 1					
Age		Contract without MGIB Rider	Contract with MGIB Rider after May 1, 2009	Contract with MGIB Rider between February 2, 2009 and May 1, 2009	Contract with MGIB Rider before February 2, 2009
55	Initial Value	$100,000	$100,000	$100,000	$100,000
	Accumulation Rate	0.00%	0.00%	0.00%	0.00%
	Rider Charge	0.00%	0.75%	0.75%	0.75%
65	Contract Value	$100,000	$89,746	$89,188	$89,188
	Contract Annuity Factor	5.49	5.49	5.49	5.49
	Monthly Income	$549.00	$492.71	$489.64	$489.64
	MGIB Rollup	n/a	$179,085	$196,715	$196,715
	MGIB Ratchet	n/a	$100,000	$100,000	$100,000
	MGIB Annuity Factor	n/a	4.17	4.17	4.17
	MGIB Income	n/a	$746.78	$820.30	$820.30
	Income	$549.00	$746.78	$820.30	$820.30
Example 2					
55	Initial Value	$100,000	$100,000	$100,000	$100,000
	Accumulation Rate	3.00%	3.00%	3.00%	3.00%
	Rider Charge	0.00%	0.75%	0.75%	0.75%
65	Contract Value	$134,392	$122,674	$122,065	$122,065
	Contract Annuity Factor	5.49	5.49	5.49	5.49
	Monthly Income	$737.81	$673.48	$670.13	$670.13
	MGIB Rollup	n/a	$179,085	$196,715	$196,715
	MGIB Ratchet	n/a	$122,674	$122,065	$122,065
	MGIB Annuity Factor	n/a	4.17	4.17	4.17
	MGIB Income	n/a	$746.78	$820.30	$820.30
	Income	$737.81	$746.78	$820.30	$820.30

Example 3					
Age		Contract without MGIB Rider	Contract with MGIB Rider after May 1, 2009	Contract with MGIB Rider between February 2, 2009 and May 1, 2009	Contract with MGIB Rider before February 2, 2009
55	Initial Value	$100,000	$100,000	$100,000	$100,000
	Accumulation Rate	8.00%	8.00%	8.00%	8.00%
	Rider Charge	0.00%	0.75%	0.75%	0.75%
65	Contract Value	$215,892	$200,815	$200,449	$200,448
	Contract Annuity Factor	5.49	5.49	5.49	5.49
	Monthly Income	$1,185.25	$1,102.47	$1,100.46	$1,100.46
	MGIB Rollup	n/a	$179,085	$196,715	$196,715
	MGIB Ratchet	n/a	$200,815	$200,449	$200,448
	MGIB Annuity Factor	n/a	4.17	4.17	4.17
	MGIB Income	n/a	$837.40	$835.87	$835.87
	Income	$1,185.25	$1,102.47	$1,100.46	$1,100.46
Example 4					
55	Initial Value	$100,000	$100,000	$100,000	$100,000
	Accumulation Rate	9.78%	9.78%	9.78%	9.78%
	Rider Charge	0.00%	0.75%	0.75%	0.75%
65	Contract Value	$254,233	$236,719	$236,665	$236,238
	Contract Annuity Factor	5.49	5.49	5.49	5.49
	Monthly Income	$1,395.74	$1,299.59	$1,299.29	$1,296.95
	MGIB Rollup	n/a	$179,085	$196,715	$196,715
	MGIB Ratchet	n/a	$236,719	$236,665	$236,238
	MGIB Annuity Factor	n/a	4.17	4.17	4.17
	MGIB Income	n/a	$987.12	$986.89	$985.11
	Income	$1,395.74	$1,299.59	$1,299.29	$1,296.95

The Accumulation Rates shown under "Contract" are hypothetical and intended to illustrate various market conditions. These rates are assumed to be net of all fees and charges except the rider charge. Fees and charges are not assessed against the MGIB Rollup Rate.

How the MGIB Rollup and MGIB Ratchet values are determined:

The MGIB Rollup Base is equal to the initial contract value (or initial premium) accumulating at the MGIB Rate of 6% until the MGIB Date (7% for Contracts with the MGIB rider purchased before May 1, 2009). The MGIB Rate is an annual effective rate. The MGIB Rate for any allocations to the designated Special Fund is 0%.

The MGIB Ratchet Base is equal to initial contract value (or initial premium) on the rider date. On each contract anniversary, the MGIB Ratchet Base is set equal to the greater of: 1) the current contract value; and 2) the MGIB Ratchet Base on the prior business day.

For example, with a contract accumulation rate of 8% (Example 3), the MGIB Rollup Base and the MGIB Ratchet Base are determined as follows:

Age	Contract Value	MGIB Rollup	MGIB Ratchet
55	$100,000	$100,000	$100,000
56	$107,199	$106,000 (=$100,000 * (1+6%))	$107,199
57	$114,927	$112,360 (=$106,000 * (1+6%))	$114,927
*	*	*	*
*	*	*	*
*	*	*	*
64	$187,279	$168,948	$187,279
65	$200,815	$179,085 (=$168948 * (1+6%))	$200,815

For Contracts with the MGIB rider purchased between February 2, 2009 and May 1, 2009, the MGIB Rollup Base and the MGIB Ratchet Base, with a contract accumulation rate of 8% (Example 3), are determined as follows:

Age	Contract Value	MGIB Rollup	MGIB Ratchet
55	$100,000	$100,000	$100,000
56	$107,195	$107,000 (=$100,000 * (1+7%))	$107,195
57	$114,909	$114,490 (=$107,000 * (1+7%))	$114,909
*	*	*	*
*	*	*	*
*	*	*	*
64	$186,972	$183,846	$186,972
65	$200,449	$196,715 (=$183,846 * (1+7%))	$200,449

For Contracts with the MGIB rider purchased before February 2, 2009, the MGIB Rollup Base and the MGIB Ratchet Base, with a contract accumulation rate of 8% (Example 3), are determined as follows:

Age	Contract Value	MGIB Rollup	MGIB Ratchet
55	$100,000	$100,000	$100,000
56	$107,195	$107,000 (=$100,000 * (1+7%))	$107,195
57	$114,909	$114,490 (=$107,000 * (1+7%))	$114,909
*	*	*	*
*	*	*	*
*	*	*	*
64	$186,972	$183,846	$186,972
65	$200,448	$196,715 (=$183,846 * (1+7%))	$200,448

If 50,000 of the initial contract value were allocated to Special Funds, assuming a contract accumulation rate of 8% (Example 3), the MGIB Rollup Base and the MGIB Ratchet Base are determined as follows:

Age	Contract Value	MGIB Rollup	MGIB Ratchet
55	$100,000	$100,000	$100,000
56	$107,214	$103,000 (=$50,000 * (1+6%) + $50,000 * (1+0%))	$107,214
57	$114,963	$106,180 (=$53,000 * (1+6%) + $50,000 * (1+ 0%))	$114,963
*	*	*	*
*	*	*	*
*	*	*	*
64	$187,375	$134,474	$187,375
65	$200,918	$139,542 (=$84,474 * (1+6%) + $50,000 * (1+0%))	$200,918

For Contracts with the MGIB rider purchased between February 2, 2009 and May 1, 2009, if 50,000 of the initial contract value were allocated to Special Funds, assuming a contract accumulation rate of 8% (Example 3), the MGIB Rollup Base and the MGIB Ratchet Base are determined as follows:

Age	Contract Value	MGIB Rollup	MGIB Ratchet
55	$100,000	$100,000	$100,000
56	$107,211	$103,500 (=$50,000 * (1+7%) + $50,000 * (1+0%))	$107,211
57	$114,960	$107,245 (=$53,500 * (1+7%) + $50,000 * (1+ 0%))	$114,960
*	*	*	*
*	*	*	*
*	*	*	*
64	$187,371	$141,923	$187,371
65	$200,913	$148,358 (=$91,923 * (1+7%) + $50,000 * (1+0%))	$200,913

For Contracts with the MGIB rider purchased before February 2, 2009, if 50,000 of the initial contract value were allocated to Special Funds, assuming a contract accumulation rate of 8% (Example 3), the MGIB Rollup Base and the MGIB Ratchet Base are determined as follows:

Age	Contract Value	MGIB Rollup	MGIB Ratchet
55	$100,000	$100,000	$100,000
56	$107,206	$103,500 (=$50,000 * (1+7%) + $50,000 * (1+0%))	$107,206
57	$114,933	$107,245 (=$53,500 * (1+7%) + $50,000 * (1+ 0%))	$114,933
*	*	*	*
*	*	*	*
*	*	*	*
64	$187,079	$141,923	$187,079
65	$200,563	$148,358 (=$91,923 * (1+7%) + $50,000 * (1+0%))	$200,563

ING LifePay Plus and ING Joint LifePay Plus Partial Withdrawal Amount Examples

The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal:

Illustration 1: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal, including surrender charges.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $500 of surrender charges and premium credit deduction, if applicable. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $300 of surrender charges and premium credit deduction, if applicable. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $200 of surrender charges and premium credit deduction, if applicable. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, then there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $7,000 ($3,000 + $500 + $1,500 + $300 + $1,500 + $200). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal ($7,000 - $5,000 = $2,000), and the amount of the current gross withdrawal ($1,500 + 200 = $1,700. Because total gross withdrawals within the contract year prior to this withdrawal ($5,300) had already exceeded the Maximum Annual Withdrawal, the entire gross withdrawal is considered an excess withdrawal.

If the Contract Value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 3.40% ($1,700 / $50,000) to $4,830 ((1 - 3.40%) * $5,000).

Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges and premium credit deduction, if applicable. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges and premium credit deduction, if applicable. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges and premium credit deduction, if applicable. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal. However, because only $4,500 in gross withdrawals was taken during the contract year prior to this withdrawal, $500 of the $1,500 gross withdrawal is not considered excess.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the Contract Value before this withdrawal is $50,000, and the Contract Value is $49,500 after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000).

Illustration 3: A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges and premium credit deduction, if applicable. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges and premium credit deduction, if applicable. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges and premium credit deduction, if applicable. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

Illustration 4: The Additional Withdrawal Amount at the end of the calendar year before it is withdrawn.

Assume the most recent contract date was July 1, 2007 and the Maximum Annual Withdrawal is $5,000. Also assume RMDs, applicable to this contract, are $6,000 and $5,000 for 2008 and 2009 calendar years respectively.

Between July 1, 2007 and December 31, 2007, a withdrawal of $5,000 is taken which exhausts the Maximum Annual Withdrawal.

On January 1, 2008, the Additional Withdrawal Amount is set equal to the excess of the 2008 RMD above the existing Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000. Note that the Maximum Annual Withdrawal has been exhausted however is still used to calculate the Additional Withdrawal Amount.

The owner now has until December 31, 2009 to take the newly calculated Additional Withdrawal Amount of $1,000. The owner decides not to take the Additional Withdrawal Amount of $1,000 in 2008.

On January 1, 2009, the Additional Withdrawal Amount is set equal to the excess of the 2009 RMD above the existing Maximum Annual Withdrawal, $0 ($5,000 - $5,000). Note that the Additional Withdrawal Amount of $1,000 from the 2008 calendar year carries over into the 2009 calendar year and is available for withdrawal.

Illustration 5: The Reset Occurs.

Assume the Maximum Annual Withdrawal is $5,000 and the Maximum Annual Withdrawal percentage is 5%.

One year after the first withdrawal is taken, the contract value has increased to $120,000, and the Reset occurs. The Maximum Annual Withdrawal is now $6,000 ($120,000 * 5%).

One year after the Reset, the contract value has increased further to $130,000. The Reset occurs again, and the Maximum Annual Withdrawal is now $6,500 ($130,000 * 5%).

If the contract value has fallen to $100,000 on the next contract anniversary (quarterly contract anniversary if the rider was purchased before February 2, 2009), the Reset will not occur and the Maximum Annual Withdrawal would not be recalculated.

Illustration 6: The Reset from Guaranteed Withdrawal Status into Lifetime Guaranteed Withdrawal Status.

Assume the first withdrawal is taken in the first contract year when the Annuitant is age 56, thus beginning the Withdrawal Phase in Guaranteed Withdrawal Status. Also assume that at the time of the first withdrawal, the LifePay Plus Base is $100,000 before the withdrawal and the Maximum Annual Withdrawal is $5,000 ($100,000 * 5%).

Withdrawals are also taken from the contract in an amount equal to the MAW at the beginning of each of the next three contract years, each withdrawal resulting in a dollar for dollar reduction to the LifePay Plus Base.

After the withdrawal is taken at the beginning of the fourth contract year, the Annuitant is now age 59 ½, the MAW is still $5,000, and the LifePay Plus Base has been reduced to $80,000.

On the quarterly contract anniversary following the date the Annuitant reaches age 59 ½, the rider will enter Lifetime Guaranteed Withdrawal Status and the MAW will be recalculated to equal the appropriate MAW% times the current MGWB Base, or $4,000 ($80,000 * 5%).

Illustration 7: A withdrawal exceeds the Maximum Annual Withdrawal amount and the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $3,500 net, with $0 of surrender charges. Total net withdrawals taken, $8,000, exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, $6,000, and there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $8,000 ($3,000 + $1,500 + $3,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount ($8,000 - $6,000 = $2,000), and the amount of the current gross withdrawal ($3,500).

If the Contract Value before this withdrawal is $50,000, and the Contract Value is $48,500 after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $1,500, then the Maximum Annual Withdrawal is reduced by 4.12% ($2,000 / $48,500) to $4,794 ((1 - 4.12%) * $5,000).

Illustration 8: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal. However, because only $4,500 in gross withdrawals was taken during the contract year prior to this withdrawal, $500 of the $1,500 gross withdrawal is not considered excess.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the Contract Value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000).

Another withdrawal is taken during that same contract year in the amount of $400 net, with $100 of surrender charges. Total gross withdrawals during the contract year are $6,500 ($3,000 + $1,500 + $1,500 + $500). The adjustment to the MAW is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,500, and the amount of the current gross withdrawal, $500.

If the Contract Value before this withdrawal is $48,500, then the Maximum Annual Withdrawal is reduced by 1.03% ($500 / $48,500) to $4,849 ((1 − 1.03%) * $4,899).

Examples of Fixed Allocation Funds Automatic Rebalancing

The following examples are designed to assist you in understanding how Fixed Allocation Funds Automatic Rebalancing works. The examples assume that there are no investment earnings or losses.

I. Subsequent Payments

A. Assume that on Day 1, an owner deposits an initial payment of $100,000, which is allocated 100% to Accepted Funds. No Fixed Allocation Funds Automatic Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, the owner deposits an additional payment of $500,000, bringing the total contract value to $600,000, and allocates this deposit 100% to Other Funds. Because the percentage allocated to the Fixed Allocations Funds (0%) is less than 30% of the total amount allocated to the Fixed Allocation Funds and the Other Funds, we will automatically reallocate $150,000 from the amount allocated to the Other Funds (30% of the $500,000 allocated to the Other Funds) to the Fixed Allocation Funds. Your ending allocations will be $100,000 to Accepted Funds, $150,000 to the Fixed Allocation Funds, and $350,000 to Other Funds.

II. Partial Withdrawals

A. Assume that on Day 1, an owner deposits an initial payment of $100,000, which is allocated 65% to Accepted Funds ($65,000), 30% to the Fixed Allocation Funds ($30,000), and 5% to Other Funds ($5,000). No Fixed Allocation Funds Automatic Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, the owner requests a partial withdrawal of $29,000 from the Fixed Allocation Funds. Because the remaining amount allocated to the Fixed Allocation Funds ($1,000) is less than 30% of the total amount allocated to the Fixed Allocation Funds and the Other Funds, we will automatically reallocate $800 from the Other Funds to the Fixed Allocation Funds, so that the amount allocated to the Fixed Allocation Funds ($1,800) is 30% of the total amount allocated to the Fixed Allocation Funds and Other Funds ($6,000).

ING LifePay and ING Joint LifePay

(Available for Contracts issued on and after September 4, 2007 through January 28, 2008.)

ING LifePay Minimum Guaranteed Withdrawal Benefit (ING LifePay) Rider. The ING LifePay rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the life of the annuitant, even if these withdrawals deplete your Contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

Purchase. In order to elect the ING LifePay rider, the annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The minimum issue age is 55 and the maximum issue age is 80. The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the Contract anniversary on which the rider is effective. Some broker-dealers may not offer the ING LifePay rider, or may limit the maximum issue age to ages younger than age 80, but in no event lower than age 55. We reserve the right to change the minimum or maximum issue ages on a nondiscriminatory basis. The ING LifePay rider is available for Contracts issued **on and after November 1, 2004** that do not already have a living benefit rider. The ING LifePay rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. Also, the ING LifePay rider will not be issued if any contract value is allocated to a Fixed Interest Division, nor may you subsequently allocate contract value to a Fixed Interest Division. The Company in its discretion may allow the rider to be elected during the 30-day period preceding a Contract anniversary. Such election must be received in good order, including compliance with the investment restrictions described below. The rider will be effective as of that Contract anniversary.

Rider Date. The rider date is the date the ING LifePay rider becomes effective. If you purchase the ING LifePay rider when the Contract is issued, the rider date is also the Contract date.

Charge. The charge for the ING LifePay rider is as follows:

Current Annual Charge (Charge Deducted Quarterly)	Maximum Annual Charge if Reset Option Elected
0.50% of the contract value	1.20% of the contract value

We deduct the quarterly charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the charges will still be deducted on quarterly contract anniversaries, but the first charge will be pro-rated based on what is owed at the time the rider is added through the contract quarter end. Similarly, the charge is pro-rated based on what is owed at the time the rider is terminated. Charges are deducted during the period starting on the rider date and up to your rider's Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. We may increase the charge for this rider if you elect the reset option after your first five contract years, but subject to the maximum annual charge. For more information about how this rider works, including when Lifetime Automatic Periodic Benefit Status begins, please see "Living Benefit Riders – ING LifePay Minimum Guaranteed Withdrawal Benefit Rider."

No Cancellation. Once you purchase the ING LifePay rider, you may not cancel it unless you: a) cancel the Contract during the Contract's free look period; b) surrender the Contract; c) begin the income phase and start receiving annuity payments; or d) otherwise terminate the Contract pursuant to its terms. These events automatically cancel the ING LifePay rider.

Termination. The ING LifePay rider is a "living benefit" which means the guaranteed benefits offered are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional rider automatically terminates if you:

1) annuitize or terminate your Contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving annuity payments under the ING LifePay rider; or

2) die during the accumulation phase (first owner to die if there are multiple Contract owners, or death of annuitant if Contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The ING LifePay rider will also terminate if there is a change in Contract ownership (other than a spousal beneficiary continuation on your death). Other circumstances that may cause the ING LifePay rider to terminate automatically are discussed below.

How the ING LifePay Rider Works. The ING LifePay rider has both phases and statuses. Through the lifetime of the ING LifePay rider, you will be in one of two phases: the Growth Phase or the Withdrawal Phase. As detailed below, the Growth Phase begins on the effective date of the rider and ends as of the business day before you take your first withdrawal, or before you begin to receive annuity payments. The Growth Phase is subject to the latest date for annuitization allowed under your Contract. See "The Income Phase – Restrictions on Start Dates and the Duration of Payments." During the Growth Phase, no benefits under the ING LifePay rider are being paid out; rather, during the Growth Phase, premiums and investment growth under your Contract continue to accumulate. The Withdrawal Phase follows the Growth Phase and begins once you take your first withdrawal or annuity payment, whichever occurs first. During the Withdrawal Phase, you may withdraw guaranteed amounts from your Contract, subject to the terms and conditions noted in this section.

During the life of the rider, it will also be treated as in one of two statuses: Lifetime Guaranteed Withdrawal Status or Lifetime Automatic Periodic Benefit Status. Together, these statuses operate to fulfill the rider's withdrawal guarantee. Lifetime Guaranteed Withdrawal Status begins on the date the rider is issued and continues until certain circumstances occur as noted in "Lifetime Guaranteed Withdrawal Status," below. Lifetime Automatic Periodic Benefit Status is a status that only begins if your contract value is depleted to zero for reasons other than withdrawals that exceed the Maximum Annual Withdrawal, as discussed more thoroughly below. In Lifetime Automatic Periodic Benefit Status, you are no longer entitled to make withdrawals. Instead, under the ING LifePay rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. If your contract value is depleted because of withdrawals that exceed the Maximum Annual Withdrawal, then the Contract and the ING LifePay rider will terminate without value. While all riders begin in Lifetime Guaranteed Withdrawal Status, not all riders will enter Lifetime Automatic Periodic Benefit Status.

Benefits paid under the ING LifePay rider require the calculation of the Maximum Annual Withdrawal. The ING LifePay Base (referred to as the "MGWB Base" in the Contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1) If you purchased the ING LifePay rider on the Contract date, the initial ING LifePay Base is equal to the initial premium, plus premium credits.
2) If you purchased the ING LifePay rider after the Contract date, the initial ING LifePay Base is equal to the Contract value on the effective date of the rider.
3) The initial ING LifePay Base is increased dollar-for-dollar by any premiums received during the Growth Phase and premium credits, if applicable ("eligible premiums"). The ING LifePay Base is also increased to equal the Contract value if the Contract value is greater than the current ING LifePay Base, on each Contract quarterly anniversary after the effective date of the rider and during the Growth Phase. The ING LifePay Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING LifePay Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the Contract value used to determine the reset Maximum Annual Withdrawal if you choose to reset the ING LifePay rider (see "ING LifePay Reset Option," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Lifetime Guaranteed Withdrawal Status. This status begins on the effective date of the rider and continues until the earliest of:

1) the date annuity payments begin (see "The Income Phase");
2) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
3) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
4) the surrender of the Contract; or
5) the death of the owner (first owner, in the case of joint owners, or the annuitant, in the case of a custodial IRA), unless your spouse beneficiary elects to continue the Contract.

The rider's status changes to Lifetime Automatic Periodic Benefit Status in the event contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal, including due to poor market performance. In Lifetime Automatic Periodic Benefit Status, other than the payments as provided under the ING LifePay rider, the Contract will provide no further benefits (including death benefits). If contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and rider will terminate without value. For more information about the effect of a withdrawal reducing the contract value to zero, please see "Lifetime Automatic Periodic Benefit Status," below. As described below, certain features of the ING LifePay rider may differ depending on whether you are in Lifetime Guaranteed Withdrawal Status.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals a percentage of the greater of 1) the Contract value and 2) the ING LifePay Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, immediately after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the annuitant on the date the Withdrawal Phase begins, is as follows:

Annuitant Age	Maximum Annual Withdrawal Percentage
55-64	4%
65-75	5%
76-80	6%
81+	7%

Once determined, the Maximum Annual Withdrawal percentage never changes for the Contract, except as provided for under spousal continuation. See "Continuation After Death – Spouse," below. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the ING LifePay rider is in the Growth Phase, and the annuity commencement date is reached, the rider will enter the Withdrawal Phase and annuity payments will begin. In lieu of the annuity options under the Contract, you may elect a life only annuity option under which we will pay the greater of the annuity payout under the Contract and equal annual payments of the Maximum Annual Withdrawal.

Whether the Maximum Annual Withdrawal is subject to change depends on the extent of your withdrawals. The amount of your withdrawal or withdrawals in a contract year that, when added together, do not exceed the Maximum Annual Withdrawal do not reduce the Maximum Annual Withdrawal. However, if the total amount of your withdrawals in any Contract year exceeds the Maximum Annual Withdrawal, then the Maximum Annual Withdrawal will be reduced in the same proportion as the contract value is reduced by the amount of the excess withdrawal.

For this purpose, an excess withdrawal is the lesser of the amount by which your total withdrawals in a Contract year exceed the Maximum Annual Withdrawal and the amount of your present request for a withdrawal. The amount of any applicable premium credit deduction (recapture) or surrender charges are not included in determining whether the total amount of your withdrawals in a Contract year exceeds the Maximum Annual Withdrawal and triggers a pro-rata reduction. However, in the event that the Maximum Annual Withdrawal is to be subject to a pro-rata reduction because of an excess withdrawal, the amount by which the Maximum Annual Withdrawal will be reduced will include any premium credit deduction and surrender charges. See Illustrations 1 and 2 below for examples of this concept.

Required Minimum Distributions. Withdrawals taken from the Contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the ING LifePay rider and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal, which exceeds the Maximum Annual Withdrawal for a specific Contract year, will not be deemed excess withdrawals in that Contract year for purposes of the ING LifePay rider, subject to the following rules:

1) If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this Contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.

2) Once you have taken the Maximum Annual Withdrawal for the then current Contract year, the dollar amount of any additional withdrawals will count against and reduce the Additional Withdrawal Amount without being deemed an excess withdrawal.

3) In the event of any withdrawals that exceed both the Maximum Annual Withdrawal and the Additional Withdrawal Amount, the dollar amount of these withdrawals will be deemed excess withdrawals that cause the Maximum Annual Withdrawal to be reduced on a pro-rata basis, as described above.

4) The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount does not carry over into the next calendar year.

5) The ING LifePay rider cannot accommodate any grace periods allowed for Required Minimum Distributions pursuant to the Tax Code.

6) The Additional Withdrawal Amount does not change in the event you choose to reset the Maximum Annual Withdrawal Amount. See "ING LifePay Reset Option" below. The Additional Withdrawal Amount is only subject to change when the Additional Withdrawal Amount is reset as described above.

See Illustrations 3 and 4 below.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the Contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING LifePay Base in the same proportion as contract value is reduced by the amount of these fees. During the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Lifetime Automatic Periodic Benefit Status. If the Contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the Contract and the rider will terminate without value due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the Contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Lifetime Guaranteed Withdrawal Status, the rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the ING LifePay rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the rider enters Lifetime Automatic Periodic Benefit Status:

1) Other than as provided under the ING LifePay rider, the Contract will provide no further benefits (including death benefits);

2) no further premium payments will be accepted; and

3) any other riders attached to the Contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the Contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

If when the ING LifePay rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the last day of the first full Contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the Contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the Contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each Contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-Contract year or Contract year, as applicable.

ING LifePay Reset Option. Beginning one year after the Withdrawal Phase begins, you may choose to reset the Maximum Annual Withdrawal when the Maximum Annual Withdrawal, as recalculated, would be greater than your current Maximum Annual Withdrawal, based on the applicable Maximum Annual Withdrawal percentage times Contract value. You must elect to reset by a request in a form satisfactory to us. On the date the request is received (the "Reset Effective Date"), the Maximum Annual Withdrawal will increase to be equal to the applicable Maximum Annual Withdrawal percentage times the Contract value on the Reset Effective Date. (For your Maximum Annual Withdrawal percentage, see "Determination of the Maximum Annual Withdrawal" above.) The reset option is only available when the rider is in Lifetime Guaranteed Withdrawal Status. We reserve the right to limit resets to the contract anniversary.

After exercising the reset option, you must wait one year before electing to reset again. We will not accept a request to reset if the new Maximum Annual Withdrawal on the date the request is received would be less than your current Maximum Annual Withdrawal.

If the reset option is exercised, the charge for the ING LifePay rider will be equal to the charge then in effect for a newly purchased rider but will not exceed the maximum annual charge of 1.20%. However, we guarantee that the rider charge will not increase for resets exercised within the first five contract years. See Illustration 4 below.

Investment Option Restrictions. While the ING LifePay rider is in effect, there are limits on the portfolios to which your Contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such Contract value in the Fixed Allocation Funds. See "Fixed Allocation Funds Automatic Rebalancing," below. We have these restrictions to mitigate the insurance risk inherent in our guarantees with this rider. We require this allocation regardless of your investment instructions to the Contract. The timing of when and how we apply these restrictions is discussed further below.

   Accepted Funds. Currently, the Accepted Funds are:

BlackRock Global Allocation V.I. Fund	ING Retirement Conservative Portfolio
ING American Funds Asset Allocation Portfolio	ING Retirement Growth Portfolio
ING American Funds World Allocation Portfolio	ING Retirement Moderate Growth Portfolio
ING Global Perspectives Portfolio	ING Retirement Moderate Portfolio
ING Invesco Equity and Income Portfolio	ING T. Rowe Price Capital Appreciation Portfolio
ING Liquid Assets Portfolio	Fixed Interest Allocation
ING MFS Total Return Portfolio	

   If this rider was purchased before February 2, 2009, the following are additional Accepted Funds:

ING Franklin Templeton Founding Strategy Portfolio
ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio

We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to Contract value allocated to such portfolios after the date of the change.

   Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:

ING BlackRock Inflation Protected Bond Portfolio	ING PIMCO Total Return Bond Portfolio
ING Bond Portfolio	ING Intermediate Bond Portfolio
ING U.S. Bond Index Portfolio	

You may allocate contract value to one or more of the Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

   Other Funds. All portfolios available under the Contract other than the Accepted Funds or Fixed Allocation Funds are considered Other Funds.

   Fixed Allocation Funds Automatic Rebalancing. If the Contract value in the Fixed Allocation Funds is less than 20% of the total Contract value allocated to both the Fixed Allocation Funds and Other Funds on any ING LifePay Rebalancing Date, we will automatically rebalance the Contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis from the Other Funds to the Fixed

Allocation Funds and will be the last transaction processed on that date. The ING LifePay Rebalancing Dates occur on each Contract anniversary and after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;
3) withdrawals from a Fixed Allocation Fund or Other Fund.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the Contract. However, if the other automatic rebalancing under the Contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix G – Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. See "Appendix G – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING LifePay rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING LifePay rider if you do not wish to have your Contract value reallocated in this manner.**

Death of Owner or Annuitant. The ING LifePay rider and charges terminate on the earlier of:

1) if the rider is in Lifetime Guaranteed Withdrawal status, the date of receipt of due proof of death ("claim date") of the owner (or in the case of joint owners, the first owner) or the annuitant if there is a non-natural owner; or
2) the date the rider enters Lifetime Automatic Periodic Benefit status.

Under 1), above, the rider terminates on the death of the first owner, even if the owner is not the annuitant. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses.** Under 2), above, we will continue to pay the periodic payments that the owner was receiving under the LifePay rider to the annuitant. No other death benefit is payable in this situation.

Continuation After Death – Spouse. If the surviving spouse of the deceased owner continues the Contract (see "Death Benefit Choices – Continuation After Death – Spouse"), the rider will also continue, provided the following conditions are met:

1) The spouse is at least 55 years old on the date the Contract is continued; and
2) The spouse becomes the annuitant and sole owner.

If the rider is in the Growth Phase at the time of spousal continuation:

1) The rider will continue in the Growth Phase;
2) On the date the rider is continued, the ING LifePay Base will be reset to equal the greater of the ING LifePay Base and the then current Contract value;
3) The ING LifePay charges will restart and be the same as were in effect prior to the claim date; and
4) The Maximum Annual Withdrawal percentage will be determined as of the date of the first withdrawal, whenever it occurs, and will be based on the spouse's age on that date.

If the rider is in the Withdrawal Phase at the time of spousal continuation:

1) The rider will continue in the Withdrawal Phase.

2) On the Contract anniversary following the date the rider is continued:

    (a) If the surviving spouse was not the annuitant before the owner's death, the Maximum Annual Withdrawal is recalculated by multiplying the Contract value on that Contract anniversary by the Maximum Annual Withdrawal percentage based on the surviving spouse's age on that Contract anniversary. The Maximum Annual Withdrawal is considered to be zero until this recalculation, so withdrawals pursuant to the rider cannot be utilized. Withdrawals are permitted pursuant to the other provisions of the Contract. In other words, withdrawals during this time will not be subject to the guarantees of this rider. Withdrawals causing the Contract value to fall to zero will terminate the Contract and the rider.

    (b) If the surviving spouse was the annuitant before the owner's death, the Maximum Annual Withdrawal is recalculated as the greater of the Maximum Annual Withdrawal on the claim date (adjusted for excess withdrawals thereafter) and the Maximum Annual Withdrawal resulting from multiplying the Contract value on that Contract anniversary by the Maximum Annual Withdrawal percentage. The Maximum Annual Withdrawal does not go to zero on the claim date, which is the date of receipt of due proof of death, and withdrawals may continue under the rider provisions.

3) The rider charges will restart on the Contract anniversary following the date the rider is continued and will be the same as were in effect prior to the claim date.

Effect of ING LifePay Rider on Death Benefit. If you die before Lifetime Automatic Periodic Benefit Status begins under the ING LifePay rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the Contract, the death benefit is not payable until the spouse's death. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses.** See "Death of Owner or Annuitant" and "Continuation After Death – Spouse" above for further information.

While in Lifetime Automatic Periodic Benefit Status, if the owner who is not the annuitant dies, we will continue to pay the periodic payments that the owner was receiving under the ING LifePay rider until the death of the annuitant. While in Lifetime Automatic Periodic Benefit Status, if an owner who is also the annuitant dies, the periodic payments will stop. No other death benefit is payable.

Change of Owner or Annuitant. Other than as provided above under "Continuation After Death- Spouse," you may not change the annuitant. The rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation as described above;
2) change of owner from one custodian to another custodian;
3) change of owner from a custodian for the benefit of an individual to the same individual;
4) change of owner from an individual to a custodian for the benefit of the same individual;
5) collateral assignments;
6) change in trust as owner where the individual owner and the grantor of the trust are the same individual;
7) change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual; and
8) change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual.

Surrender Charges. If you elect the ING LifePay rider, the amount of your withdrawals will be subject to surrender charges and any recapture of credits if they exceed the free withdrawal amount. However, once your Contract value is zero, the periodic payments under the ING LifePay rider are not subject to surrender charges, nor will these amounts be subject to any other charges under the Contract. See Appendix H for examples.

Loans. No loans are permitted on Contracts with the ING LifePay rider.

Taxation. For more information about the tax treatment of amounts paid to you under the ING LifePay rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

ING Joint LifePay Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay) Rider. The ING Joint LifePay rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the Contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

Purchase. The ING Joint LifePay rider is only available for purchase by individuals who are married at the time of purchase and eligible to elect spousal continuation (as defined by the Tax Code) when the death benefit becomes payable. We refer to these individuals as spouses. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay rider. See "Ownership, Annuitant and Beneficiary Requirements," below.

The minimum issue age is 55 and the maximum issue age is 80. Both spouses must meet these issue age requirements on the contract anniversary on which the ING Joint LifePay rider is effective. The issue age is the age of the owners on the Contract anniversary on which the rider is effective. Some broker dealers may not offer the ING Joint LifePay rider, or may limit the maximum issue age to ages younger than age 80, but in no event lower than age 55. We reserve the right to change the minimum or maximum issue ages on a nondiscriminatory basis. The ING Joint LifePay rider is available for Contracts issued **on and after November 1, 2004** that do not already have a living benefit rider. The ING Joint LifePay rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. Also, the ING Joint LifePay rider will not be issued if any contract value is allocated to a Fixed Interest Division, nor may you subsequently allocate contract value to a Fixed Interest Division. The Company in its discretion may allow the ING Joint LifePay rider to be elected during the 30-day period preceding a contract anniversary. Such election must be received in good order, including owner, annuitant, and beneficiary designations and compliance with the investment restrictions described below. The ING Joint LifePay rider will be effective as of that contract anniversary.

Ownership, Annuitant and Beneficiary Designation Requirements. Certain ownership, annuitant and beneficiary designations are required in order to purchase the ING Joint LifePay rider. These designations depend upon whether the contract is issued as a nonqualified contract, an IRA or a custodial IRA. In all cases, the ownership, annuitant and beneficiary designations must allow for the surviving spouse to continue the contract when the death benefit becomes payable, as provided by the Tax Code. Non-natural, custodial owners are only allowed with IRAs ("custodial IRAs"). Joint annuitants are not allowed. The necessary ownership, annuitant and/or beneficiary designations are described below. Applications that do not meet the requirements below will be rejected. We reserve the right to verify the date of birth and social security number of both spouses.

Nonqualified Contracts. For a jointly owned contract, the owners must be spouses, and the annuitant must be one of the owners. For a contract with only one owner, the owner's spouse must be the sole primary beneficiary, and the annuitant must be one of the spouses.

IRAs. There may only be one owner, who must also be the annuitant. The owner's spouse must be the sole primary beneficiary.

Custodial IRAs. While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in "IRAs" above. The annuitant must be the same as the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and the owner's spouse.

Rider Date. The ING Joint LifePay rider date is the date the ING Joint LifePay rider becomes effective. If you purchase the ING Joint LifePay rider when the contract is issued, the ING Joint LifePay rider date is also the contract date.

Charge. The charge for the ING Joint LifePay rider is as follows:

Current Annual Charge (Charge Deducted Quarterly)	Maximum Annual Charge if Reset Option Elected
0.75% of the contract value	1.50% of contract value

We deduct the quarterly charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the charges will still be deducted on quarterly contract anniversaries, but the first charge will be pro-rated based on what is owed at the time the rider is added through the contract quarter end. Similarly, the charge is pro-rated based on what is owed at the time the rider is terminated. Charges are deducted during the period starting on the rider date and up to your rider's Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. We may increase the charge for this rider if you elect the reset option after your first five contract years, but subject to the maximum annual charge. For more information about how this rider works, including when Lifetime Automatic Periodic Benefit Status begins, please see "Living Benefit Riders – ING Joint LifePay Minimum Guaranteed Withdrawal Benefit Rider." If you surrender or annuitize your Contract, the charge is pro-rated based on what is owed at the time. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after this change.

No Cancellation. Once you purchase the ING Joint LifePay rider, you may not cancel it unless you: a) cancel the contract during the contract's free look period; b) surrender the contract; c) begin the income phase and start receiving annuity payments; or d) otherwise terminate the contract pursuant to its terms. These events automatically cancel the ING Joint LifePay rider.

Termination. The ING Joint LifePay rider is a "living benefit" which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your contract is in the accumulation phase. The optional rider automatically terminates if you:

1) annuitize or terminate your contract pursuant to its terms during the accumulation phase, surrender your Contract, or begin receiving annuity payments in lieu of payments under the ING Joint LifePay rider;

2) die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse elects to continue the contract (and your spouse is active for purposes of the ING Joint LifePay rider): or

3) change the owner of the contract (other than a spousal continuation by an active spouse).

See "Change of Owner or Annuitant," below. Other circumstances that may cause the ING Joint LifePay rider to terminate automatically are discussed below.

Active Status. Once the ING Joint LifePay rider has been issued, a spouse must remain in "active" status in order to exercise rights and receive the benefits of the ING Joint LifePay rider after the first spouse's death by electing spousal continuation. In general, changes to the ownership, annuitant, and/or beneficiary designation requirements noted above will result in one spouse being designated as "inactive." Inactive spouses are not eligible to continue the benefits of the ING Joint LifePay rider after the death of the other spouse. Once designated "inactive," a spouse may not regain active status under the ING Joint LifePay rider. Specific situations that will result in a spouse's designation as "inactive" include the following:

1) For nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the contract), or the change of one joint owner to a person other than an active spouse.

2) For nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an active spouse or any change of beneficiary (including the addition of primary beneficiaries).

3) In the event of the death of one spouse (in which case the deceased spouse becomes inactive).

An owner may also request that one spouse be treated as inactive. In the case of joint-owned contracts, both contract owners must agree to such a request. An inactive spouse is not eligible to exercise any rights or receive any benefits under the ING Joint LifePay rider. **However, all charges for the ING Joint LifePay rider will continue to apply, even if one spouse becomes inactive, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the ING Joint LifePay rider prior to requesting any such changes.**

A divorce will terminate the ability of an ex-spouse to continue the contract. See "Divorce," below.

How the ING Joint LifePay Rider Works. The ING Joint LifePay rider has both statuses and phases. Through the lifetime of the ING Joint LifePay rider, you will be in one of two phases: the Growth Phase or the Withdrawal Phase. As detailed below, the Growth Phase begins on the effective date of the rider and ends as of the business day before you take your first withdrawal, or before you begin to receive annuity payments. The Growth Phase is subject to the latest date for annuitization allowed under your Contract. See "The Income Phase – Restrictions on Start Dates and the Duration of Payments." During the Growth Phase, no benefits under the ING Joint LifePay rider are being paid out; rather, during the Growth Phase, premiums and investment growth under your Contract continue to accumulate. The Withdrawal Phase follows the Growth Phase and begins once you take your first withdrawal or annuity payment, whichever occurs first. During the Withdrawal Phase, you may withdraw guaranteed amounts from your Contract, subject to the terms and conditions noted in this section.

During the life of the rider, it will also be treated as in one of two statuses: Lifetime Guaranteed Withdrawal Status or Lifetime Automatic Periodic Benefit Status. Together, these statuses operate to fulfill the rider's withdrawal guarantee. Lifetime Guaranteed Withdrawal Status begins on the date the rider is issued and continues until certain circumstances occur as noted in "Lifetime Guaranteed Withdrawal Status," below. Lifetime Automatic Periodic Benefit Status is a status that only begins if your contract value is depleted to zero for reasons other than withdrawals that exceed the Maximum Annual Withdrawal, as discussed more thoroughly below. In Lifetime Automatic Periodic Benefit Status, you are no longer entitled to make withdrawals. Instead, under the ING Joint LifePay rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. If your contract value is depleted because of withdrawals that exceed the Maximum Annual Withdrawal, then the Contract and the ING Joint LifePay rider will terminate without value. While all riders begin in Lifetime Guaranteed Withdrawal Status, not all riders will enter Lifetime Automatic Periodic Benefit Status.

Benefits paid under the ING Joint LifePay rider require the calculation of the Maximum Annual Withdrawal. The ING Joint LifePay Base (referred to as the "MGWB Base" in the contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1) If you purchased the ING Joint LifePay rider on the contract date, the initial ING Joint LifePay Base is equal to the initial premium, plus premium credits.

2) If you purchased the ING Joint LifePay rider after the contract date, the initial ING Joint LifePay Base is equal to the contract value on the effective date of the ING Joint LifePay rider.

3) The initial ING Joint LifePay Base is increased dollar-for-dollar by any premiums received during the Growth Phase and premium credits, if applicable ("eligible premiums"). The ING Joint LifePay Base is also increased to equal the contract value if the contract value is greater than the current ING Joint LifePay Base, valued on each quarterly contract anniversary after the effective date of the ING Joint LifePay rider during the Growth Phase. The ING Joint LifePay Base has no additional impact on the calculation of annuity payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING Joint LifePay Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal if you choose to reset the ING Joint LifePay rider (see "ING Joint LifePay Reset Option," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Lifetime Guaranteed Withdrawal Status. This status begins on the effective date of the rider and continues until the earliest of:

1) the date annuity payments begin (see "The Income Phase");
2) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
3) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
4) the surrender of the Contract; or
5) the death of the owner (first owner, in the case of joint owners, or the annuitant, in the case of a custodial IRA), unless your spouse beneficiary elects to continue the Contract.

The rider's status changes to Lifetime Automatic Periodic Benefit Status in the event contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal, including due to poor market performance. In Lifetime Automatic Periodic Benefit Status, other than payments as provided under the ING Joint LifePay rider the Contract will provide no further benefits (including death benefits). If contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal Amount, the Contract and rider will terminate without value. For more information about the effect of a withdrawal reducing the contract value to zero, please see "Lifetime Automatic Periodic Benefit Status," below. As described below, certain features of the ING Joint LifePay rider may differ depending on whether you are in Lifetime Guaranteed Withdrawal Status.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals the Maximum Annual Withdrawal percentage multiplied by the greater of the contract value and the ING Joint LifePay Base, as of the last day of the Growth Phase. The first withdrawal after the effective date of the ING Joint LifePay rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, immediately after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the youngest active spouse on the date the Withdrawal Phase begins, is as follows:

Annuitant Age	Maximum Annual Withdrawal Percentage
55-64	4%
65-75	5%
76-80	6%
81+	7%

Once determined the Maximum Annual Withdrawal percentage never changes for the contract. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the ING Joint LifePay rider is in the Growth Phase, and the annuity commencement date is reached, the ING Joint LifePay rider will enter the Withdrawal Phase and annuity payments will begin. In lieu of the annuity options under the Contract, you may elect a life only annuity option under which we will pay the greater of the annuity payout under the Contract and annual payments equal to the Maximum Annual Withdrawal, provided that, if both spouses are active, payments under the life only annuity option will be calculated using the joint life expectancy table for both spouses. If only one spouse is active, payments will be calculated using the single life expectancy table for the active spouse.

Whether the Maximum Annual Withdrawal is subject to change depends on the extent of your withdrawals. The amount of your withdrawal or withdrawals in a contract year that, when added together, do not exceed the Maximum Withdrawal Amount do not reduce the Maximum Withdrawal Amount. However, if the total amount of your withdrawals in any contract year exceeds the Maximum Annual Withdrawal, then the Maximum Annual Withdrawal will be reduced in the same proportion as the contract value is reduced by the amount of the excess withdrawal.

For this purpose, an excess withdrawal is the lesser of the amount by which your total withdrawals in a Contract year exceed the Maximum Annual Withdrawal and the amount of your present request for a withdrawal. The amount of any applicable premium credit deduction (recapture) or surrender charges are not included in determining whether the total amount of your withdrawals in a Contract year exceeds the Maximum Annual Withdrawal and triggers a pro-rata reduction. However, in the event that the Maximum Annual Withdrawal is to be subject to a pro-rata reduction because of an excess withdrawal, the amount by which the Maximum Annual Withdrawal will be reduced will include any premium credit deduction and surrender charges. See Illustrations 1 and 2 below for examples of this concept.

Required Minimum Distributions. Withdrawals taken from the contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the ING Joint LifePay rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal, which exceeds the Maximum Annual Withdrawal for a specific contract year, will not be deemed excess withdrawals in that contract year for purposes of the ING Joint LifePay rider, subject to the following:

1) If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.

2) Once you have taken the Maximum Annual Withdrawal for the then current contract year, the dollar amount of any additional withdrawal will count against and reduce the Additional Withdrawal Amount without being deemed an excess withdrawal.

3) In the event of any withdrawals that exceed both the Maximum Annual Withdrawal and the Additional Withdrawal Amount, the dollar amount of these withdrawals will be deemed excess withdrawals that cause the Maximum Annual Withdrawal to be reduced on a pro-rata basis, as described above.

4) The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal the portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal. Any unused amount of the Additional Withdrawal Amount does not carry over into the next calendar year.

5) The ING Joint LifePay rider cannot accommodate any grace periods allowed for Required Minimum Distributions pursuant to the Tax Code.

6) The Additional Withdrawal Amount does not change in the event you choose to reset the Maximum Annual Withdrawal Amount. See "ING Joint LifePay Reset Option" below. The Additional Withdrawal Amount is only subject to change when the Additional Withdrawal Amount is reset as described above.

See Illustrations 3 and 4 below.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING Joint LifePay Base in the same proportion as contract value is reduced by the amount of these fees. During the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the ING Joint LifePay rider will terminate without value due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the ING Joint LifePay rider is in Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the ING Joint LifePay rider you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status:

1) other than as provided under the ING Joint LifePay rider, the contract will provide no further benefits (including death benefits);
2) no further premium payments will be accepted; and
3) any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. The time period for which we will make these payments will depend upon whether one or two spouses are active under the ING Joint LifePay rider at the time this status begins. If both spouses are active under the ING Joint LifePay rider, these payments will cease upon the death of the second spouse, at which time both the ING Joint LifePay rider and the contract will terminate without further value. If only one spouse is active under the ING Joint LifePay rider, the payments will cease upon the death of the active spouse, at which time both the ING Joint LifePay rider and the contract will terminate without value.

If when the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status, your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the last day of the first full contract year following the date the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

ING Joint LifePay Reset Option. Beginning one year after the Withdrawal Phase begins, you may choose to reset the Maximum Annual Withdrawal when the Maximum Annual Withdrawal, as recalculated, would be greater than your current Maximum Annual Withdrawal, based on the applicable Maximum Annual Withdrawal percentage times contract value. You must elect to reset by a request in a form satisfactory to us. On the date the request is received (the "Reset Effective Date"), the Maximum Annual Withdrawal will increase to be equal to the applicable Maximum Annual Withdrawal percentage times the contract value on the Reset Effective Date. (For your Maximum Annual Withdrawal percentage, see "Determination of the Maximum Annual Withdrawal" above). The reset option is only available when the ING Joint LifePay rider is in Lifetime Guaranteed Withdrawal Status. We reserve the right to limit resets to the contract anniversary.

After exercising the reset option, you must wait one year before electing to reset again. We will not accept a request to reset if the new Maximum Annual Withdrawal on the date the request is received would be less than your current Maximum Annual Withdrawal.

If the reset option is exercised, the charge for the ING Joint LifePay rider will be equal to the charge then in effect for a newly purchased rider but will not exceed the maximum annual charge of 1.50%. However, we guarantee that the ING Joint LifePay rider charge will not increase for resets exercised within the first five contract years. See Illustration 4 below.

Investment Option Restrictions. While the ING Joint LifePay rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Funds. See "Fixed Allocation Funds Automatic Rebalancing," below. We have these restrictions to mitigate the insurance risk inherent in our guarantees with this rider. We require this allocation regardless of your investment instructions to the Contract. The timing of when and how we apply these restrictions is discussed further below.

> **Accepted Funds.** Currently, the Accepted Funds are:

BlackRock Global Allocation V.I. Fund	ING Retirement Conservative Portfolio
ING American Funds Asset Allocation Portfolio	ING Retirement Growth Portfolio
ING American Funds World Allocation Portfolio	ING Retirement Moderate Growth Portfolio
ING Global Perspectives Portfolio	ING Retirement Moderate Portfolio
ING Invesco Equity and Income Portfolio	ING T. Rowe Price Capital Appreciation Portfolio
ING Liquid Assets Portfolio	Fixed Interest Allocation
ING MFS Total Return Portfolio	

> If this rider was purchased before February 2, 2009, the following are additional Accepted Funds:

> ING Franklin Templeton Founding Strategy Portfolio
> ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio

> We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

> **Fixed Allocation Funds.** Currently, the Fixed Allocation Funds are:

ING BlackRock Inflation Protected Bond Portfolio	ING PIMCO Total Return Bond Portfolio
ING Bond Portfolio	ING Intermediate Bond Portfolio
ING U.S. Bond Index Portfolio	

> You may allocate contract value to one or more of the Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

> **Other Funds.** All portfolios available under the contract other than the Accepted Funds or Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to both the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The ING Joint LifePay Rebalancing Dates occur on each contract anniversary and after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
3) withdrawals from a Fixed Allocation Fund or Other Fund.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix G – Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in them. See "Appendix G – Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING Joint LifePay rider if you do not wish to have your contract value reallocated in this manner.**

Divorce. Generally, in the event of a divorce, the spouse who retains ownership of the contract will continue to be entitled to all rights and benefits of the ING Joint LifePay rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay rider continues, and terminates upon the death of the owner (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay rider cannot be continued by the new spouse. As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the Maximum Annual Withdrawal amount. In other words, if a withdrawal incident to a divorce exceeds the Maximum Annual Withdrawal amount, it will be considered an excess withdrawal. See "Determination of the Maximum Annual Withdrawal," above. As noted, in the event of a divorce there is no change to the Maximum Annual Withdrawal and we will continue to deduct charges for the ING Joint LifePay rider.

In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change to the periodic payments made. Payments will continue until both spouses are deceased.

Death of Owner. The death of the owner (or in the case of joint owners, the first owner, or for custodial IRAs, the annuitant) during Lifetime Guaranteed Withdrawal Status may cause the termination of the ING Joint LifePay rider and its charges, depending upon whether one or both spouses are in active status at the time of death, as described below.

1) **If both spouses are in active status:** If the surviving spouse elects to continue the contract and becomes the sole owner and annuitant, the ING Joint LifePay rider will remain in effect pursuant to its original terms and ING Joint LifePay coverage and charges will continue. As of the date the contract is continued, if the Contract is in the Growth Phase, then the ING Joint LifePay Base will be increased to equal the contract value, if greater. Otherwise, if the Contract is in the Withdrawal Phase, then the Maximum Annual Withdrawal will be set to the greater of the existing Maximum Annual Withdrawal or the Maximum Annual Withdrawal percentage multiplied by the contract value on the date the contract is continued. Such a reset will not count as an exercise of the ING Joint LifePay Reset Option, and rider charges will not increase.

   If the surviving spouse elects not to continue the contract, ING Joint LifePay rider coverage and charges will cease upon the earlier of payment of the death benefit or notice that an alternative distribution option has been chosen.

2) **If the surviving spouse is in inactive status:** The ING Joint LifePay rider terminates and ING Joint LifePay coverage and charges cease upon proof of death.

Change of Owner or Annuitant. Other than as a result of spousal continuation, you may not change the annuitant. The ING Joint LifePay rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation by an active spouse, as described above;
2) change of owner from one custodian to another custodian for the benefit of the same individual;
3) change of owner from a custodian for the benefit of an individual to the same individual (in order to avoid the owner's spouse from being designated inactive, the owner's spouse must be named sole beneficiary under the contract);
4) change of owner from an individual to a custodian for the benefit of the same individual;
5) collateral assignments;
6) for nonqualified contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner's spouse and is active when added as joint owner;
7) for nonqualified contracts, removal of a joint owner, provided the removed joint owner is active and becomes the primary contract beneficiary; and
8) change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner if both were active spouses at the time of the change.

Surrender Charges. If you elect the ING Joint LifePay rider, the amount of your withdrawals will be subject to surrender charges and any recapture of credits if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the ING Joint LifePay rider are not subject to surrender charges, nor will these amounts be subject to any other charges under the contract. See below for examples.

Federal Tax Considerations. For more information about the tax treatment of amounts paid to you under the ING Joint LifePay rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

ING LifePay and ING Joint LifePay Partial Withdrawal Amount Examples. The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal:

Illustration 1: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal, including surrender and/or MVA charges.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $500 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $300 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $200 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, then there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $7,000 ($3,000 + $500 + $1,500 + $300 + $1,500 + $200). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal ($7,000 - $5,000 = $2,000), and the amount of the current gross withdrawal ($1,500 + 200 = $1,700).

If the Account Value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 3.40% ($1,700 / $50,000) to $4,830 ((1 - 3.40%) * $5,000).

Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the Account Value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000).

Illustration 3: A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The RMD for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

Illustration 4: An Additional Withdrawal Amount expires at the end of the calendar year before it is withdrawn.

Assume the most recent contract date was July 1, 2007 and the Maximum Annual Withdrawal is $5,000. Also assume RMDs, applicable to this contract, are $6,000 and $5,000 for the 2008 and 2009 calendar years respectively.

Between July 1, 2007 and December 31, 2007 a withdrawal of $5,000 is taken which exhausts the Maximum Annual Withdrawal.

On January 1, 2008, the Additional Withdrawal Amount is set equal to the excess of the 2008 RMD above the existing Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000). Note that the Maximum Annual Withdrawal has been exhausted however is still used to calculate the Additional Withdrawal Amount.

The owner now has until December 31, 2008 to take the newly calculated Additional Withdrawal Amount of $1,000. The owner decides not to take the Additional Withdrawal Amount of $1,000 in 2008.

On January 1, 2009, the Additional Withdrawal Amount is set equal to the excess of the 2009 RMD above the existing Maximum Annual Withdrawal, $0 ($5,000-$5,000). Note that the Additional Withdrawal Amount of $1,000 from the 2008 calendar year does not carry over to the 2009 calendar year.

Illustration 5: The Reset Option is utilized.

Assume the Maximum Annual Withdrawal is $5,000 and the Maximum Annual Withdrawal percentage is 5%.

One year after the first withdrawal is taken, the contract value has increased to $120,000, and the Reset Option is utilized. The Maximum Annual Withdrawal is now $6,000 ($120,000 * 5%).

One year after the Reset Option was first utilized, the contract value has increased further to $130,000. The Reset Option is utilized again, and the Maximum Annual Withdrawal is now $6,500 ($130,000 * 5%).

Minimum Guaranteed Withdrawal Benefit

Minimum Guaranteed Withdrawal Benefit Rider (MGWB). Effective September 4, 2007, the MGWB rider is no longer available. The MGWB rider, marketed under the name, ING PrincipalGuard Withdrawal Benefit, is an optional benefit which guarantees that if your contract value is reduced to zero, you will receive periodic payments. The amount of the periodic payments is based on the amount in the MGWB Withdrawal Account. **Only premiums added to your Contract during the first two-year period after your rider date are included in the MGWB Withdrawal Account.** Any additional premium payments added after the second rider anniversary are not included in the MGWB Withdrawal Account. Thus, the MGWB rider may not be appropriate for you if you plan to add substantial premium payments after your second rider anniversary. If you elect the MGWB rider, you may not allocate contract value to the GET Fund or the Fixed Interest Division. **For Contracts purchased on and after August 7, 2006,** the MGWB rider was available if you elected the premium credit option. (Otherwise, the MGWB rider was not available with the premium credit option).

The guarantee provides that, subject to the conditions described below, the amount you will receive in periodic payments is equal to your Eligible Payment Amount adjusted for any prior withdrawals. Your Eligible Payment Amount depends on when you purchase the MGWB rider and equals:

1) if you purchased the MGWB rider on the contract date: your premium payments received during the first two contract years;
2) if you purchased the MGWB rider after the contract date: your contract value on the Rider Date, including any premiums received that day, and any subsequent premium payments received during the two-year period commencing on the Rider Date.

To maintain the guarantee, withdrawals in any contract year may not exceed 7% of your Eligible Payment Amount adjusted, as defined below. If your contract value is reduced to zero, your periodic payments will be 7% of your Eligible Payment Amount every year. Payments continue until your MGWB Withdrawal Account is reduced to zero. Please note that before Automatic Periodic Benefit status is reached, withdrawals in excess of the free withdrawal amount will be subject to surrender charges. Once your contract reaches Automatic Periodic Benefit Status, the periodic payments paid under the MGWB rider are not subject to surrender charges.

The MGWB Withdrawal Account is equal to the Eligible Payment Amount adjusted for any withdrawals. The Maximum Annual Withdrawal Amount (or "MAW") is equal to 7% of the Eligible Payment Amount. Withdrawals up to the MAW will reduce the value of your MGWB Withdrawal Account by the dollar amount of the withdrawal. Any withdrawals greater than the MAW will cause a reduction in the MGWB Withdrawal Account by the proportion that the excess withdrawal bears to the remaining contract value after the withdrawal of the MAW.

Any withdrawals greater than the MAW will also cause a reduction in the Eligible Payment Amount by the proportion that the excess portion of the withdrawal bears to the contract value remaining after withdrawal of the MAW at the time of the withdrawal. Examples of excess withdrawals are at the end of this appendix.

Once your contract value is zero, any periodic payments paid under the MGWB rider also reduce the MGWB Withdrawal Account by the dollar amount of the payments. If a withdrawal reduces the MGWB Withdrawal Account to zero, the MGWB rider terminates and no further benefits are payable under the rider.

There are tax implications of withdrawals and payments under the MGWB rider. See "Withdrawals" and "Federal Tax Considerations" in the prospectus for more information. **You should not make any withdrawals if you wish to retain the option to elect the Step-Up Benefit (see below).**

The MGWB Withdrawal Account is only a calculation which represents the remaining amount available for periodic payments. It does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It will not affect your annuitization, surrender and death benefits.

   Guaranteed Withdrawal Status. You may continue to make withdrawals in any amount permitted under your Contract so long as your contract value is greater than zero. See "Withdrawals" in the prospectus. However, making any withdrawals in any year greater than the MAW will reduce the Eligible Payment Amount and payments under the MGWB rider by the proportion that the withdrawal bears to the contract value at the time of the withdrawal. The MGWB rider will remain in force and you may continue to make withdrawals each year so long as:

1) your contract value is greater than zero;
2) your MGWB Withdrawal Account is greater than zero;
3) you have not reached your latest allowable annuity start date;
4) you have not elected to annuitize your Contract; and
5) you have not died (unless your spouse has elected to continue the Contract), changed the ownership of the Contract or surrendered the Contract.

The standard Contract provision limiting withdrawals to no more than 90% of the cash surrender value is not applicable under the MGWB rider.

Automatic Periodic Benefit Status. Under the MGWB rider, in the event your contract value is reduced to zero, your Contract is given Automatic Periodic Benefit Status, if:

1) your MGWB Withdrawal Account is greater than zero;
2) you have not reached your latest allowable annuity start date;
3) you have not elected to annuitize your Contract; and
4) you have not died, changed the ownership of the Contract or surrendered the Contract.

Once your Contract is given Automatic Periodic Benefit Status, we will pay you the annual MGWB periodic payments, beginning on the next contract anniversary until the earliest of: (i) your Contract's latest annuity start date; (ii) the death of the owner; or (iii) your MGWB Withdrawal Account is exhausted. These payments are equal to the lesser of the remaining MGWB Withdrawal Account or the MAW. We will reduce the MGWB Withdrawal Account by the amount of each payment. Once your Contract is given Automatic Periodic Benefit Status, we will not accept any additional premium payments in your Contract, and the Contract will not provide any benefits except those provided by the MGWB rider. Any other rider terminates. Your Contract will remain in Automatic Periodic Benefit Status until the earliest of: (i) payment of all MGWB periodic payments; (ii) payment of the Commuted Value (defined below); or (iii) the owner's death.

On the Contract's latest annuity start date, in lieu of making the remaining MGWB periodic payments, we will pay you the Commuted Value of your MGWB periodic payments remaining. We may, at our option, extend your annuity start date in order to continue the MGWB periodic payments. The Commuted Value is the present value of any then-remaining MGWB periodic payments at the current interest rate plus 0.50%. The current interest rate will be determined by the average of the Ask Yields for U.S. Treasury STRIPS as quoted by a national quoting service for period(s) applicable to the remaining payments. Once we pay you the last MGWB periodic payment or the Commuted Value, your Contract and the MGWB rider terminate.

Reset Option. Beginning on the fifth contract anniversary following the Rider Date, if the contract value is greater than the MGWB Withdrawal Account, you may choose to reset the MGWB Rider. The effect will be to terminate the existing MGWB Rider and add a new MGWB Rider ("New Rider"). The MGWB Withdrawal Account under the New Rider will equal the contract value on the date the New Rider is effective. The charge for the MGWB under the New Rider will increase to the maximum annual charge of 1.00%. The Reset Option can only be elected on contract anniversaries. If you elect the Reset Option, the Step-Up benefit is not available.

Step-Up Benefit. If the Rider Date is the same as the Contract Date, beginning on the fifth contract anniversary following the Rider Date, if you have not made any previous withdrawals, you may elect to increase the MGWB Withdrawal Account, the adjusted Eligible Payment Amount and the MAW by a factor of 20%. This option is available whether or not the contract value is greater than the MGWB Withdrawal Account. If you elect the Step-Up Benefit:

1) we reserve the right to increase the charge for the MGWB Rider up to a maximum annual charge of 1.00% of contract value;
2) you must wait at least five years from the Step-Up date to elect the Reset Option.

The Step-Up Benefit may be elected only one time under the MGWB Rider. Election of the Step-Up benefit is limited to contract anniversaries only. Please note that if you have a third party investment advisor who charges a separate advisory fee, and you have chosen to use withdrawals from your Contract to pay this fee, these will be treated as any other withdrawals, and the Step-Up Benefit will not be available.

Death of Owner

Before Automatic Periodic Benefit Status. The MGWB rider terminates on the first owner's date of death (death of annuitant, if there is a non-natural owner), but the death benefit is payable. However, if the beneficiary is the owner's spouse, the spouse elects to continue the Contract, and the contract value steps up to the minimum guaranteed death benefit, the MGWB Withdrawal Account and MAW are also reset. The MGWB charge will continue at the existing rate. Reset upon spousal continuation does not affect any then existing Reset Option.

During Automatic Periodic Benefit Status. The death benefit payable during Automatic Periodic Benefit Status is your MGWB Withdrawal Account which equals the sum of the remaining MGWB periodic payments.

Purchase and Charge. To purchase the MGWB rider, you must be age 80 or younger on the Rider Date. The MGWB rider must be purchased on the contract date. The charge for the MGWB rider is as follows:

Maximum Annual Charge if Step-Up Benefit Elected	Current Annual Charge (Charge Deducted Quarterly)
1.00% of the contract value	0.45% of the contract value

Minimum Guaranteed Withdrawal Benefit (MGWB). The annual charge for the MGWB rider is 0.45% (0.12% quarterly) of the contract value. Before May 1, 2005, the annual charge was 0.35% of the contract value. The charge is deducted from the contract value on each quarterly contract anniversary date, in arrears. We will deduct charges during the period starting on the rider date and up to your Contract's Automatic Periodic Benefit Status. Automatic Periodic Benefit Status will occur if your contract value is reduced to zero and other conditions are met. Please see "Minimum Guaranteed Withdrawal Benefit - Automatic Periodic Benefit Status" in this prospectus. If you surrender or annuitize your Contract, we will deduct a pro-rata portion of the charge for the current quarter based on the current quarterly charge rate immediately prior to the surrender or annuitization. If your rider was issued prior to May 1, 2005 and you elect the Step-Up Benefit, we will increase increase the charge for the MGWB rider to the maximum annual charge of 1.00% of contract value.

MGWB Excess Withdrawal Amount Examples
The following are examples of adjustments to the MGWB Withdrawal Account and the Maximum Annual Withdrawal Amount for transfers and withdrawals in excess of the Maximum Annual Withdrawal Amount ("Excess Withdrawal Amount").

Example # 1: Contract Value is greater than the MGWB Withdrawal Account

Assume the Contract Value (CV) before the withdrawal is $120,000, the Eligible Payment Amount (EPA) is $100,000, the Maximum Annual Withdrawal Amount (MAW) is $7,000, the MGWB Withdrawal Account ("Withdrawal Account") is $80,000, and a withdrawal of $10,000 is made. The effect of the withdrawal is calculated as follows:

   The new CV is $110,000 ($120,000 - $10,000).
   The Excess Withdrawal Amount is $3,000 ($10,000 - $7,000).

The MGWB Withdrawal Account is first reduced dollar-for-dollar by the portion of the withdrawal up to the MAW to $73,000 ($80,000 - $7,000), and is then reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $71,061.95 ($73,000 * (1 - $3,000 / $113,000)).

The EPA is reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $97,345.13 ($100,000 * (1 - $3,000 / $113,000)). The MAW is then recalculated to be 7% of the new EPA, $6,814.15 ($97,345.13 * 7%).

Example # 2: Contract Value is less than the MGWB Withdrawal Account

Assume the Contract Value (CV) before the withdrawal is $60,000, the Eligible Payment Amount (EPA) is $100,000, the Maximum Annual Withdrawal Amount (MAW) is $7,000, the MGWB Withdrawal Account ("Withdrawal Account") is $80,000, and a withdrawal of $10,000 is made. The effect of the withdrawal is calculated as follows:

   The new CV is $50,000 ($60,000 - $10,000).
   The Excess Withdrawal Amount is $3,000 ($10,000 - $7,000).

The MGWB Withdrawal Account is first reduced dollar-for-dollar by the portion of the withdrawal up to the MAW to $73,000 ($80,000 - $7,000), and is then reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $68,867.92 ($73,000 * (1 - $3,000 / $53,000)).

The EPA is reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $94,339.62 ($100,000 * (1 - $3,000 / $53,000)). The MAW is then recalculated to be 7% of the new EPA, $6,603.77 ($94,339.62 * 7%).

Example # 3: Contract Value is equal to the MGWB Withdrawal Account

Assume the Contract Value (CV) before the withdrawal is $80,000, the Eligible Payment Amount (EPA) is $100,000, the Maximum Annual Withdrawal Amount (MAW) is $7,000, the MGWB Withdrawal Account ("Withdrawal Account") is $80,000, and a withdrawal of $10,000 is made. The effect of the withdrawal is calculated as follows:

> The new CV is $70,000 ($80,000 - $10,000).
> The Excess Withdrawal Amount is $3,000 ($10,000 - $7,000).

The MGWB Withdrawal Account is first reduced dollar-for-dollar by the portion of the withdrawal up to the MAW to $73,000 ($80,000 - $7,000), and is then reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $70,000.00 ($73,000 * (1 - $3,000 / $73,000)).

The EPA is reduced pro-rata based on the ratio of the Excess Withdrawal Amount to the CV (after being reduced for the withdrawal up to the MAW) to $95,890.41 ($100,000 * (1 - $3,000 / $73,000)). The MAW is then recalculated to be 7% of the new EPA, $6,712.32 ($95,890.41 * 7%).

Statement of Additional Information

ING EMPIRE TRADITIONS VARIABLE ANNUITY

Deferred Variable Annuity Prospectus

Issued by
SEPARATE ACCOUNT NY-B

of
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

This Statement of Additional Information is not a Prospectus. The information contained herein should be read in conjunction with the prospectus for the ReliaStar Life Insurance Company of New York deferred variable contract which is referred to herein. The prospectus sets forth information that a prospective investor ought to know before investing. For a copy of the prospectus, send a written request to ReliaStar Life Insurance Company of New York, Customer Service Center, P.O. Box 9271 Des Moines, Iowa 50306-9271 or telephone 1-800-366-0066, or access the SEC's website (http://www.sec.gov).

DATE OF PROSPECTUS AND
STATEMENT OF ADDITIONAL INFORMATION:

May 1, 2013

Table of Contents

i

Introduction
This Statement of Additional Information provides background information regarding Separate Account NY-B.

Description of ReliaStar Life Insurance Company of New York
ReliaStar Life Insurance Company of New York ("RLNY") is a New York stock life insurance company originally incorporated on June 11, 1917 under the name, The Morris Plan Insurance Society. RLNY is authorized to transact business in all states, the District of Columbia, the Dominican Republic and the Cayman Islands and is principally engaged in the business of providing individual life insurance and annuities, employee benefit products and services, retirement plans, and life and health insurance. Until October 1, 2003, RLNY was a wholly-owned subsidiary of Security-Connecticut Life Insurance Company ("Security-Connecticut"). Effective October 1, 2003, Security-Connecticut merged with and into its parent, ReliaStar Life Insurance Company ("ReliaStar"). ReliaStar is an indirect wholly-owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands. RLNY's financial statements appear in the Statement of Additional Information.

RLNY, an affiliate of ING USA, is licensed to do variable annuity business in the state of New York.

Pursuant to an agreement with the European Commission ("EC"), ING has announced its intention to divest itself of ING U.S., Inc. and its subsidiaries, including the Company ("ING U.S."), which constitutes ING's U.S.-based retirement, investment management and insurance operations. Under the agreement with the EC, ING is required to divest itself of at least 25% of ING U.S. by the end of 2013, more than 50% by the end of 2014 and 100% by the end of 2016. While all options for effecting the separation from ING remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., and in connection with the proposed IPO of its common stock ING U.S. filed a registration statement on Form S-1 with the SEC in November 2012, which was amended in January, March and April 2013. While the base case for the separation is an IPO, all options remain open and it is possible that ING's divestment of ING U.S. may take place by means of a sale to a single buyer or group of buyers.

Separate Account NY-B of ReliaStar Life Insurance Company of New York
Separate Account NY–B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contracts. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts.

Safekeeping of Assets
RLNY acts as its own custodian for Separate Account NY–B.

The Administrator
On November 8, 1996, First Golden American Life Insurance Company of New York ("First Golden") and ING USA Annuity and Life Insurance Company ("ING USA") entered into an administrative service agreement pursuant to which ING USA agreed to provide certain accounting, actuarial, tax, underwriting, sales, management and other services to First Golden. Beginning on April 1, 2002, the effective date of the merger of First Golden into RLNY ("merger date"), the expenses incurred by ING USA in relation to this service agreement will be reimbursed by RLNY on an allocated cost basis. As of the merger date,

RLNY will be obligated to reimburse these expenses. For the years ended December 31, 2012, 2011 and 2010, RLNY incurred expenses of $0, $0 and $0, respectively, under the agreement with ING USA.

Also on November 8, 1996, First Golden, ING USA and Directed Services LLC entered into a service agreement pursuant to which First Golden and ING USA agreed to provide Directed Services LLC certain of its personnel to perform management, administrative and clerical services and the use of certain of its facilities. As of the merger date, RLNY will provide its personnel to provide such services. RLNY expects to charge Directed Services LLC for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable and second allocated based on the estimated amount of time spent by RLNY's employees on behalf of Directed Services LLC. For the year ended December 31, 2012, there were no charges to ING USA and Directed Services LLC for these services.

Experts
The statements of assets and liabilities of Separate Account NY-B as of December 31, 2012, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the statutory basis financial statements of the Company as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

Distribution of Contracts
The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous. Directed Services LLC, an affiliate of RLNY, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products (the "variable insurance products") issued by RLNY. The contracts are distributed through registered representatives of other broker-dealers who have entered into selling agreements with Directed Services LLC. For the years ended 2012, 2011 and 2010 commissions paid by ING USA, including amounts paid by its affiliated Company, ReliaStar Life Insurance Company of New York, to Directed Services LLC aggregated $3,292,474, $3,351,615 and $3,678,585, respectively. As of the merger date, RLNY became the depositor for these variable insurance products. All commissions received by the distributor were passed through to the broker-dealers who sold the contracts. Directed Services LLC is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478.

Published Ratings
From time to time, the rating of RLNY as an insurance company by A.M. Best Company may be referred to in advertisements or in reports to contract owners. Each year A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A++ to F. An A++ and a A+ rating means, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

Accumulation Unit Value
The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus and below. Note that in your Contract, contract value is referred to as accumulation value. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples). Note that the examples below are calculated for a Contract issued with the Annual Ratchet Death Benefit Option, the

death benefit option with the highest mortality and expense risk charge. The mortality and expense risk charge associated with the Standard Death Benefit Option is lower than that used in the examples and would result in higher AUV's or contract values.

Illustration of Calculation of AUV

    Example 1.

1.	AUV, beginning of period	$10.00000000
2.	Value of securities, beginning of period	$10.00000000
3.	Change in value of securities	0.10000000
4.	Gross investment return (3) divided by (2)	0.01000000
5.	Less daily mortality and expense charge	0.00003446
6.	Less asset based administrative charge	0.00000411
7.	Net investment return (4) minus (5) minus (6)	0.00996163
8.	Net investment factor (1.000000) plus (7)	1.00996163
9.	AUV, end of period (1) multiplied by (8)	$10.09961430

Illustration of Purchase of Units (Assuming No State Premium Tax)

    Example 2.

1.	Initial Premium Payment	$1,000
2.	AUV on effective date of purchase (see Example 1)	$10.00000000
3.	Number of Units purchased [(1) divided by (2)]	100.00000000
4.	AUV for valuation date following purchase (see Example 1)	$10.09961430
5.	Contract Value in account for valuation date following purchase [(3) multiplied by (4)]	$1,009.96

Performance Information

From time to time, we may advertise or include in reports to contract owners performance information for the subaccounts of Separate Account NY–B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Except for the ING Liquid Assets Portfolio subaccount, quotations of yield for the subaccounts will be based on all investment income per unit (contract value divided by the accumulation unit) earned during a given 30-day period, less expenses accrued during such period. Information on standard total average annual return performance will include average annual rates of total return for 1, 5 and 10 year periods, or lesser periods depending on how long Separate Account NY–B has been investing in the portfolio. We may show other total returns for periods of less than one year. Total return figures will be based on the actual historic performance of the subaccounts of Separate Account NY–B, assuming an investment at the beginning of the period when the separate account first invested in the portfolio and withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable portfolio and current contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges, but will not reflect the surrender charge. In addition, we may present historic performance data for the investment portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of Separate Account NY-B. This data is designed to show the performance that would have resulted if the Contract had been in existence before the separate account began investing in the portfolios.

Current yield for the ING Liquid Assets Portfolio subaccount is based on income received by a hypothetical investment over a given 7-day period, less expenses accrued, and then "annualized" (i.e., assuming that the 7-day yield would be received for 52 weeks). We calculate "effective yield" for the Liquid Assets subaccount in a manner similar to that used to calculate yield, but when annualized, the income earned by the investment is assumed to be reinvested. The "effective yield" will thus be slightly higher than the "yield" because of the compounding effect of earnings. We calculate quotations of yield for the remaining subaccounts on all investment income per accumulation unit earned during a given 30-day period, after subtracting fees and expenses accrued during the period, assuming no surrender. **You should be aware that there is no guarantee that the ING Liquid Assets Portfolio subaccount will have a positive or level return.**

We may compare performance information for a subaccount to: (i) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, or any other applicable market indices; (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies), or any other rating service; and (iii) the Consumer Price Index (measure for inflation) to determine the real rate of return of an investment in the Contract. Our reports and promotional literature may also contain other information including the ranking of any subaccount based on rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by similar rating services.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the investment portfolio and market conditions. Please keep in mind that past performance is not a guarantee of future results.

Other Information
Registration statements have been filed with the SEC under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2012, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of ReliaStar Life Insurance Company of New York Separate Account NY-B available under the Contract for the indicated periods. Fund name changes after December 31, 2012 are not reflected in the following information.

Separate Account Annual Charges of 1.05%

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during April 2006)										
Value at beginning of period	$13.26	$14.27	$11.40	$9.22	$12.97	$13.46	$12.99			
Value at end of period	$14.59	$13.26	$14.27	$11.40	$9.22	$12.97	$13.46			
Number of accumulation units outstanding at end of period	0	0	0	0	0	222	222			
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$15.71	$16.33	$14.12	$10.53	$18.57	$16.00	$14.51	$12.57	$11.03	$10.00
Value at end of period	$18.05	$15.71	$16.33	$14.12	$10.53	$18.57	$16.00	$14.51	$12.57	$11.03
Number of accumulation units outstanding at end of period	3,555	3,667	6,508	9,160	11,829	13,703	14,467	10,615	10,696	5,194
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$11.41	$11.46	$10.08	$7.84	$13.85	$13.83	$11.65	$11.15	$10.13	$10.00
Value at end of period	$13.22	$11.41	$11.46	$10.08	$7.84	$13.85	$13.83	$11.65	$11.15	$10.13
Number of accumulation units outstanding at end of period	3,751	4,034	5,630	5,911	6,136	6,243	12,728	12,851	13,601	5,826
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during November 2012)										
Value at beginning of period	$9.70									
Value at end of period	$10.12									
Number of accumulation units outstanding at end of period	387									
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$16.21	$19.14	$18.13	$12.87	$22.61	$19.14	$16.34	$13.66	$11.76	
Value at end of period	$18.81	$16.21	$19.14	$18.13	$12.87	$22.61	$19.14	$16.34	$13.66	
Number of accumulation units outstanding at end of period	0	0	435	586	671	699	723	844	983	
ING BALANCED PORTFOLIO										
Value at beginning of period	$10.03	$10.29	$9.14	$7.77	$10.95	$10.51				
Value at end of period	$11.26	$10.03	$10.29	$9.14	$7.77	$10.95				
Number of accumulation units outstanding at end of period	0	907	907	920	836	4,368				
ING BARON GROWTH PORTFOLIO										
(Fund first available during August 2005)										
Value at beginning of period	$13.01	$12.86	$10.27	$7.68	$13.21	$12.58	$11.03	$11.00		
Value at end of period	$15.40	$13.01	$12.86	$10.27	$7.68	$13.21	$12.58	$11.03		
Number of accumulation units outstanding at end of period	257	0	71	259	381	406	430	455		
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$12.08	$11.66	$11.01	$9.27	$13.13	$12.23	$10.85	$9.93	$8.61	
Value at end of period	$14.20	$12.08	$11.66	$11.01	$9.27	$13.13	$12.23	$10.85	$9.93	
Number of accumulation units outstanding at end of period	2,774	3,577	3,575	3,539	3,475	3,615	3,642	6,400	880	
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$12.28	$12.01								
Value at end of period	$12.92	$12.28								
Number of accumulation units outstanding at end of period	1,064	589								

Empire Traditions

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.09	$11.38	$10.14	$7.87	$13.06	$12.36	$11.66	$10.92		
Value at end of period	$12.56	$11.09	$11.38	$10.14	$7.87	$13.06	$12.36	$11.66		
Number of accumulation units outstanding at end of period	1,732	1,881	1,883	1,885	1,886	1,886	1,888	1,889		
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.18	$11.51	$9.84	$9.31						
Value at end of period	$10.84	$10.18	$11.51	$9.84						
Number of accumulation units outstanding at end of period	0	0	94	95						
ING CLARION REAL ESTATE PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$20.04	$18.50	$14.61	$10.86	$17.86	$21.94	$16.11	$13.55		
Value at end of period	$22.91	$20.04	$18.50	$14.61	$10.86	$17.86	$21.94	$16.11		
Number of accumulation units outstanding at end of period	247	247	299	438	529	613	668	583		
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$9.87	$10.25	$8.27	$6.24						
Value at end of period	$11.15	$9.87	$10.25	$8.27						
Number of accumulation units outstanding at end of period	0	0	0	320						
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during December 2006)										
Value at beginning of period	$11.54	$11.37	$10.17	$9.27	$11.12	$10.95	$10.94			
Value at end of period	$12.85	$11.54	$11.37	$10.17	$7.79	$11.12	$10.95			
Number of accumulation units outstanding at end of period	0	0	381	1,238	0	1,690	1,878			
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$9.95	$10.14	$9.18	$7.34	$11.92	$11.71				
Value at end of period	$11.18	$9.95	$10.14	$9.18	$7.34	$11.92				
Number of accumulation units outstanding at end of period	637	704	778	861	2,264	2,470				
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Fund first available during April 2006)										
Value at beginning of period	$18.27	$20.32	$16.88	$12.41	$21.25	$16.12	$16.27			
Value at end of period	$17.56	$18.27	$20.32	$16.88	$12.41	$21.25	$16.12			
Number of accumulation units outstanding at end of period	1,005	1,190	1,380	1,529	1,531	243	177			
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.60	$9.99								
Value at end of period	$10.94	$9.60								
Number of accumulation units outstanding at end of period	3,479	5,958								
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$8.74	$8.88	$7.88	$7.16						
Value at end of period	$9.99	$8.74	$8.88	$7.88						
Number of accumulation units outstanding at end of period	874	4,593	3,140	3,183						
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$10.08	$10.22	$9.09	$7.47	$12.05	$11.63	$10.28	$9.88	$9.06	$10.00
Value at end of period	$11.38	$10.08	$10.22	$9.09	$7.47	$12.05	$11.63	$10.28	$9.88	$9.06
Number of accumulation units outstanding at end of period	4,450	4,981	7,767	8,407	9,181	13,755	14,665	15,902	17,336	2,261
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$15.02	$15.39	$12.79	$9.83	$15.96	$15.33	$14.19	$12.94	$11.24	$10.00
Value at end of period	$17.44	$15.02	$15.39	$12.79	$9.83	$15.96	$15.33	$14.19	$12.94	$11.24
Number of accumulation units outstanding at end of period	942	1,385	1,445	1,950	3,194	4,643	4,910	5,208	5,699	2,393

Empire Traditions

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$14.87	$15.17	$12.52	$10.16	$15.48	$16.73	$14.90	$14.02	$11.64	$10.00
Value at end of period	$16.50	$14.87	$15.17	$12.52	$10.16	$15.48	$16.73	$14.90	$14.02	$11.64
Number of accumulation units outstanding at end of period	217	217	218	218	218	942	1,659	1,840	1,842	1,049
ING INTERMEDIATE BOND PORTFOLIO										
(Fund first available during April 2006)										
Value at beginning of period	$12.45	$11.73	$10.82	$10.75	$10.87	$10.40	$10.00			
Value at end of period	$13.44	$12.45	$11.73	$10.82	$9.83	$10.87	$10.40			
Number of accumulation units outstanding at end of period	468	0	732	2,651	0	1,815	1,945			
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$7.08	$8.17	$7.67	$7.07						
Value at end of period	$8.30	$7.08	$8.17	$7.67						
Number of accumulation units outstanding at end of period	0	0	0	1,250						
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
Value at beginning of period	$12.35	$12.75	$11.19	$8.80	$14.00	$14.47	$12.62	$12.33	$10.67	$10.00
Value at end of period	$14.50	$12.35	$12.75	$11.19	$8.80	$14.00	$14.47	$12.62	$12.33	$10.67
Number of accumulation units outstanding at end of period	2,742	5,391	6,196	7,165	6,489	6,843	6,890	7,029	6,994	5,965
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$11.51	$11.88	$10.68	$8.81						
Value at end of period	$13.04	$11.51	$11.88	$10.68						
Number of accumulation units outstanding at end of period	0	0	1,499	567						
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Fund first available during April 2006)										
Value at beginning of period	$19.97	$24.69	$20.74	$12.22	$25.34	$18.49	$16.05			
Value at end of period	$23.53	$19.97	$24.69	$20.74	$12.22	$25.34	$18.49			
Number of accumulation units outstanding at end of period	451	499	552	610	1,606	1,896	2,026			
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$17.85	$17.71	$14.56	$11.71	$17.67	$17.45	$15.14	$14.10	$11.82	$10.00
Value at end of period	$21.19	$17.85	$17.71	$14.56	$11.71	$17.67	$17.45	$15.14	$14.10	$11.82
Number of accumulation units outstanding at end of period	467	1,730	1,731	1,823	1,121	1,834	1,980	2,059	1,643	1,642
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$16.02	$16.41	$13.09	$10.39	$14.99	$15.41	$13.35	$13.01	$10.44	$10.00
Value at end of period	$18.82	$16.02	$16.41	$13.09	$10.39	$14.99	$15.41	$13.35	$13.01	$10.44
Number of accumulation units outstanding at end of period	932	739	750	793	960	1,170	2,451	2,307	1,799	185
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$9.86									
Value at end of period	$10.34									
Number of accumulation units outstanding at end of period	5,525									
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Fund first available during May 2004)										
Value at beginning of period	$14.43	$14.26	$12.61	$8.95	$12.48	$11.30	$10.82	$10.54		
Value at end of period	$16.82	$14.43	$14.26	$12.61	$8.95	$12.48	$11.30	$10.82		
Number of accumulation units outstanding at end of period	1,592	1,592	1,063	1,063	1,063	1,063	1,063	1,062		
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during November 2012)										
Value at beginning of period	$11.04									
Value at end of period	$11.41									
Number of accumulation units outstanding at end of period	680									

Empire Traditions

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING LIQUID ASSETS PORTFOLIO										
(Fund first available during April 2006)										
Value at beginning of period	$17.84	$18.03	$18.22	$18.35	$18.10	$17.43	$16.99			
Value at end of period	$17.66	$17.84	$18.03	$18.22	$18.35	$18.10	$17.43			
Number of accumulation units outstanding at end of period	35,733	44,953	58,410	73,578	58,287	717	102			
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$28.59	$28.44	$26.16	$22.43	$29.19	$28.36	$25.61	$25.15	$22.87	$10.00
Value at end of period	$31.45	$28.59	$28.44	$26.16	$22.43	$29.19	$28.36	$25.61	$25.15	$22.87
Number of accumulation units outstanding at end of period	1,899	2,572	4,008	4,086	3,722	5,912	5,626	5,933	5,121	1,397
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
(Funds were first received in this option during November 2012)										
Value at beginning of period	$17.17									
Value at end of period	$17.48									
Number of accumulation units outstanding at end of period	219									
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Fund first available during May 2003)										
Value at beginning of period	$12.62	$13.88	$12.08	$8.75	$14.82	$14.05	$12.03	$10.06		
Value at end of period	$15.19	$12.62	$13.88	$12.08	$8.75	$14.82	$14.05	$12.03		
Number of accumulation units outstanding at end of period	1,911	1,976	2,048	2,192	3,548	3,746	3,925	4,136		
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$14.32	$15.80	$13.79	$10.00	$16.97	$16.13	$13.86	$12.37	$10.87	$10.00
Value at end of period	$17.19	$14.32	$15.80	$13.79	$10.00	$16.97	$16.13	$13.86	$12.37	$10.87
Number of accumulation units outstanding at end of period	104	104	104	104	811	812	813	202	3,726	1,123
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2003)										
Value at beginning of period	$16.26	$15.74	$13.92	$9.42	$12.29	$12.07	$11.20	$10.85	$10.00	
Value at end of period	$18.35	$16.26	$15.74	$13.92	$9.42	$12.29	$12.07	$11.20	$10.85	
Number of accumulation units outstanding at end of period	2,102	2,073	2,073	2,074	2,074	5,386	6,722	6,615	6,112	
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$20.23	$19.76	$18.54	$16.38	$15.88	$14.73	$14.27	$14.07	$13.56	$10.00
Value at end of period	$21.77	$20.23	$19.76	$18.54	$16.38	$15.88	$14.73	$14.27	$14.07	$13.56
Number of accumulation units outstanding at end of period	3,151	3,134	9,120	7,844	6,600	8,528	8,574	8,560	8,679	2,680
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.12	$10.36	$9.38	$9.22						
Value at end of period	$11.32	$10.12	$10.36	$9.38						
Number of accumulation units outstanding at end of period	0	0	1,020	1,021						
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.48	$10.59	$9.64	$9.50						
Value at end of period	$11.58	$10.48	$10.59	$9.64						
Number of accumulation units outstanding at end of period	13,924	15,917	22,867	23,734						
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.81	$10.70	$9.87	$9.75						
Value at end of period	$11.79	$10.81	$10.70	$9.87						
Number of accumulation units outstanding at end of period	0	0	13,962	2,277						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.56	$14.16	$12.72	$10.85						
Value at end of period	$16.46	$14.56	$14.16	$12.72						
Number of accumulation units outstanding at end of period	557	1,129	2,735	3,157						

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO (Funds were first received in this option during July 2009)										
Value at beginning of period	$9.21	$9.11	$8.22	$6.99						
Value at end of period	$10.50	$9.21	$9.11	$8.22						
Number of accumulation units outstanding at end of period	2,375	1,637	1,637	1,637						
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (Funds were first received in this option during July 2009)										
Value at beginning of period	$13.73	$13.79	$12.54	$10.65						
Value at end of period	$15.75	$13.73	$13.79	$12.54						
Number of accumulation units outstanding at end of period	204	205	261	965						
ING RUSSELL™ MID CAP INDEX PORTFOLIO (Funds were first received in this option during October 2009)										
Value at beginning of period	$10.18	$10.50	$8.50	$8.32						
Value at end of period	$11.75	$10.18	$10.50	$8.50						
Number of accumulation units outstanding at end of period	336	0	79	80						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO (Funds were first received in this option during September 2008)										
Value at beginning of period	$10.34	$10.90	$8.74	$6.99	$10.06					
Value at end of period	$11.85	$10.34	$10.90	$8.74	$6.99					
Number of accumulation units outstanding at end of period	2,368	2,898	3,530	3,530	3,531					
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (Fund first available during May 2005)										
Value at beginning of period	$14.04	$13.79	$12.22	$9.27	$12.92	$12.51	$11.03	$10.79		
Value at end of period	$15.90	$14.04	$13.79	$12.22	$9.27	$12.92	$12.51	$11.03		
Number of accumulation units outstanding at end of period	1,006	1,045	1,355	1,548	1,473	414	438	463		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO (Fund first available during May 2004)										
Value at beginning of period	$12.16	$12.40	$10.91	$8.82	$13.86	$13.59	$11.53	$11.02		
Value at end of period	$14.11	$12.16	$12.40	$10.91	$8.82	$13.86	$13.59	$11.53		
Number of accumulation units outstanding at end of period	0	0	0	0	0	486	486	540		
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (Fund first available during September 2005)										
Value at beginning of period	$12.11	$13.96	$12.40	$9.10	$18.22	$15.27	$12.45	$11.23		
Value at end of period	$14.23	$12.11	$13.96	$12.40	$9.10	$18.22	$15.27	$12.45		
Number of accumulation units outstanding at end of period	339	1,008	1,009	1,019	1,219	1,819	2,008	1,435		
ING TEMPLETON FOREIGN EQUITY PORTFOLIO (Fund first available during May 2006)										
Value at beginning of period	$9.15	$10.53	$9.80	$7.51	$12.78	$11.21	$9.79			
Value at end of period	$10.74	$9.15	$10.53	$9.80	$7.51	$12.78	$11.21			
Number of accumulation units outstanding at end of period	0	0	821	821	1,869	1,870	1,871			
ING U.S. BOND INDEX PORTFOLIO (Funds were first received in this option during September 2008)										
Value at beginning of period	$11.85	$11.19	$10.68	$10.23	$10.00					
Value at end of period	$12.14	$11.85	$11.19	$10.68	$10.23					
Number of accumulation units outstanding at end of period	278	601	601	663	62					
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO (Fund first available during May 2004)										
Value at beginning of period	$11.35	$11.79	$10.55	$8.10	$13.65	$13.66	$12.08	$11.17		
Value at end of period	$12.71	$11.35	$11.79	$10.55	$8.10	$13.65	$13.66	$12.08		
Number of accumulation units outstanding at end of period	598	598	598	598	598	598	598	598		
PROFUND VP RISING RATES OPPORTUNITY (Fund first available during September 2003)										
Value at beginning of period	$3.18	$5.14	$6.19	$4.73	$7.70	$8.21	$7.54	$8.27	$8.75	
Value at end of period	$2.93	$3.18	$5.14	$6.19	$4.73	$7.70	$8.21	$7.54	$8.27	
Number of accumulation units outstanding at end of period	0	908	908	679	687	3,057	3,231	528	528	

Empire Traditions

CFI 5

Condensed Financial Information (continued)

Separate Account Annual Charges of 1.25%

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.86	$10.36	$9.55	$8.00	$10.15					
Value at end of period	$10.70	$9.86	$10.36	$9.55	$8.00					
Number of accumulation units outstanding at end of period	356,802	413,300	406,977	364,799	131,313					
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during May 2005)										
Value at beginning of period	$13.08	$14.11	$11.30	$9.15	$12.90	$13.41	$11.38	$10.43		
Value at end of period	$14.37	$13.08	$14.11	$11.30	$9.15	$12.90	$13.41	$11.38		
Number of accumulation units outstanding at end of period	15,442	15,904	18,205	19,452	19,699	22,502	22,535	14,990		
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$15.38	$16.02	$13.88	$10.37	$18.33	$15.82	$14.38	$12.48	$10.98	$10.00
Value at end of period	$17.64	$15.38	$16.02	$13.88	$10.37	$18.33	$15.82	$14.38	$12.48	$10.98
Number of accumulation units outstanding at end of period	345,548	375,382	404,824	421,991	452,705	336,347	249,402	90,276	17,580	4,395
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$11.17	$11.24	$9.90	$7.72	$13.67	$13.67	$11.55	$11.07	$10.08	$10.00
Value at end of period	$12.91	$11.17	$11.24	$9.90	$7.72	$13.67	$13.67	$11.55	$11.07	$10.08
Number of accumulation units outstanding at end of period	79,740	92,059	93,848	97,079	105,147	102,129	64,510	33,603	16,686	3,715
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.66	$9.69	$8.77	$7.20	$10.06					
Value at end of period	$11.02	$9.66	$9.69	$8.77	$7.20					
Number of accumulation units outstanding at end of period	256,972	286,874	266,245	274,315	11,165					
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$9.34	$10.16								
Value at end of period	$10.77	$9.34								
Number of accumulation units outstanding at end of period	0	20								
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2011)										
Value at beginning of period	$8.83	$10.05								
Value at end of period	$10.08	$8.83								
Number of accumulation units outstanding at end of period	7,014	1,814								
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
Value at beginning of period	$15.94	$18.86	$17.90	$12.73	$22.41	$19.01	$16.26	$13.62	$11.62	$10.00
Value at end of period	$18.46	$15.94	$18.86	$17.90	$12.73	$22.41	$19.01	$16.26	$13.62	$11.62
Number of accumulation units outstanding at end of period	273,174	296,103	301,537	289,246	273,601	249,916	137,611	72,215	12,995	753
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$14.54	$15.64	$14.06	$9.19						
Value at end of period	$16.23	$14.54	$15.64	$14.06						
Number of accumulation units outstanding at end of period	30,662	37,384	27,736	26,297						
ING BALANCED PORTFOLIO										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$9.91	$10.20	$9.45							
Value at end of period	$11.11	$9.91	$10.20							
Number of accumulation units outstanding at end of period	4,110	4,094	1,559							

CFI 6

Empire Traditions

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING BARON GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.83	$12.71	$10.18	$7.62	$13.14	$12.54	$11.02	$10.32		
Value at end of period	$15.16	$12.83	$12.71	$10.18	$7.62	$13.14	$12.54	$11.02		
Number of accumulation units outstanding at end of period	303,943	302,171	309,094	299,657	242,331	185,077	122,778	22,953		
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.90	$11.50	$10.89	$9.18	$13.04	$12.16	$10.81	$9.92	$9.10	
Value at end of period	$13.95	$11.90	$11.50	$10.89	$9.18	$13.04	$12.16	$10.81	$9.92	
Number of accumulation units outstanding at end of period	116,769	121,999	126,568	121,233	154,642	149,840	140,305	58,095	1,602	
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$12.21	$11.04	$10.60	$10.08						
Value at end of period	$12.83	$12.21	$11.04	$10.60						
Number of accumulation units outstanding at end of period	275,741	195,757	153,216	122,797						
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.94	$11.25	$10.05	$7.81	$12.99	$12.32	$11.65	$10.91		
Value at end of period	$12.36	$10.94	$11.25	$10.05	$7.81	$12.99	$12.32	$11.65		
Number of accumulation units outstanding at end of period	116,805	115,698	110,696	107,683	88,482	30,020	10,061	1,111		
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.11	$11.45	$9.81	$6.51	$9.99					
Value at end of period	$10.74	$10.11	$11.45	$9.81	$6.51					
Number of accumulation units outstanding at end of period	106,152	110,871	131,508	85,756	49,136					
ING BOND PORTFOLIO										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$10.73	$10.28	$9.81	$8.86	$10.02					
Value at end of period	$11.28	$10.73	$10.28	$9.81	$8.86					
Number of accumulation units outstanding at end of period	300,853	241,679	246,190	233,159	346,094					
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during June 2006)										
Value at beginning of period	$10.22	$10.93	$9.54	$7.24	$12.48	$13.64	$10.33			
Value at end of period	$12.68	$10.22	$10.93	$9.54	$7.24	$12.48	$13.64			
Number of accumulation units outstanding at end of period	65,172	77,791	86,554	108,722	88,338	52,029	13,686			
ING CLARION REAL ESTATE PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$19.73	$18.25	$14.44	$10.76	$17.72	$21.82	$16.05	$13.92	$11.73	
Value at end of period	$22.52	$19.73	$18.25	$14.44	$10.76	$17.72	$21.82	$16.05	$13.92	
Number of accumulation units outstanding at end of period	89,124	98,709	107,878	114,888	120,927	130,135	46,576	29,167	7,477	
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$9.75	$10.15	$8.20	$6.66	$10.23	$10.06	$10.22			
Value at end of period	$11.00	$9.75	$10.15	$8.20	$6.66	$10.23	$10.06			
Number of accumulation units outstanding at end of period	80,190	88,822	94,736	107,163	105,155	65,748	22,521			
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Fund first available during January 2006)										
Value at beginning of period	$9.31	$9.90	$8.94	$6.88	$11.46	$11.15	$10.16			
Value at end of period	$10.33	$9.31	$9.90	$8.94	$6.88	$11.46	$11.15			
Number of accumulation units outstanding at end of period	153,578	205,389	220,935	250,804	198,967	122,556	39,777			

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING DFA WORLD EQUITY PORTFOLIO										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$7.44	$8.29	$6.73	$5.59	$9.95	$9.70				
Value at end of period	$8.67	$7.44	$8.29	$6.73	$5.59	$9.95				
Number of accumulation units outstanding at end of period	27,455	36,772	38,769	13,817	21,430	7,217				
ING EURO STOXX 50® INDEX PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$7.19	$8.81	$9.81	$9.76						
Value at end of period	$8.66	$7.19	$8.81	$9.81						
Number of accumulation units outstanding at end of period	5,792	2,678	1,457	56						
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.84	$15.74	$12.41	$9.03	$15.03	$13.29	$12.03	$10.25		
Value at end of period	$15.66	$13.84	$15.74	$12.41	$9.03	$15.03	$13.29	$12.03		
Number of accumulation units outstanding at end of period	123,766	135,617	145,384	143,814	131,940	86,660	45,962	23,794		
ING FRANKLIN INCOME PORTFOLIO										
(Fund first available during June 2006)										
Value at beginning of period	$11.40	$11.26	$10.10	$7.74	$11.09	$10.94	$10.01			
Value at end of period	$12.68	$11.40	$11.26	$10.10	$7.74	$11.09	$10.94			
Number of accumulation units outstanding at end of period	276,804	329,758	312,960	307,588	290,278	202,528	42,579			
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.86	$10.06	$9.14	$7.31	$11.90	$12.54				
Value at end of period	$11.06	$9.86	$10.06	$9.14	$7.31	$11.90				
Number of accumulation units outstanding at end of period	139,834	168,227	187,469	184,843	195,495	136,081				
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$8.38	$8.60	$7.86	$6.11	$9.62	$10.19				
Value at end of period	$9.59	$8.38	$8.60	$7.86	$6.11	$9.62				
Number of accumulation units outstanding at end of period	166,866	189,719	194,923	196,242	193,793	63,615				
ING FTSE 100 INDEX® PORTFOLIO										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$11.42									
Value at end of period	$11.89									
Number of accumulation units outstanding at end of period	32									
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$8.87	$10.03								
Value at end of period	$8.48	$8.87								
Number of accumulation units outstanding at end of period	43,094	33,297								
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Fund first available during May 2005)										
Value at beginning of period	$18.02	$20.09	$16.72	$12.31	$21.14	$16.06	$13.40	$9.68		
Value at end of period	$17.29	$18.02	$20.09	$16.72	$12.31	$21.14	$16.06	$13.40		
Number of accumulation units outstanding at end of period	124,845	134,219	158,216	174,275	142,019	78,152	54,746	24,945		
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.58	$9.99								
Value at end of period	$10.90	$9.58								
Number of accumulation units outstanding at end of period	629,391	687,241								
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$8.67	$8.82	$7.85	$6.11	$9.39					
Value at end of period	$9.89	$8.67	$8.82	$7.85	$6.11					
Number of accumulation units outstanding at end of period	350,349	396,169	151,790	153,189	23,803					

Empire Traditions

CFI 8

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.10	$13.78	$12.98	$9.99						
Value at end of period	$14.07	$11.10	$13.78	$12.98						
Number of accumulation units outstanding at end of period	20,858	27,660	43,038	23,083						
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$9.87	$10.02	$8.93	$7.35	$11.90	$11.50	$10.19	$9.81	$9.01	$10.00
Value at end of period	$11.12	$9.87	$10.02	$8.93	$7.35	$11.90	$11.50	$10.19	$9.81	$9.01
Number of accumulation units outstanding at end of period	53,745	68,272	69,462	68,833	69,344	128,669	62,669	29,599	15,049	491
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$14.70	$15.10	$12.58	$9.69	$15.75	$15.16	$14.06	$12.85	$11.18	$10.00
Value at end of period	$17.04	$14.70	$15.10	$12.58	$9.69	$15.75	$15.16	$14.06	$12.85	$11.18
Number of accumulation units outstanding at end of period	71,868	85,499	87,678	95,086	99,125	100,531	64,209	43,839	9,843	4,155
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$14.56	$14.88	$12.31	$10.01	$15.28	$16.55	$14.77	$13.93	$11.58	$10.00
Value at end of period	$16.12	$14.56	$14.88	$12.31	$10.01	$15.28	$16.55	$14.77	$13.93	$11.58
Number of accumulation units outstanding at end of period	46,930	57,173	53,540	57,348	58,407	61,324	38,457	37,399	10,443	2,811
ING INTERMEDIATE BOND PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.29	$11.59	$10.72	$9.76	$10.81	$10.36	$10.11	$10.06		
Value at end of period	$13.23	$12.29	$11.59	$10.72	$9.76	$10.81	$10.36	$10.11		
Number of accumulation units outstanding at end of period	280,035	262,174	292,467	270,028	176,738	406,528	191,871	60,873		
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$7.02	$8.12	$7.64	$6.07	$9.32					
Value at end of period	$8.22	$7.02	$8.12	$7.64	$6.07					
Number of accumulation units outstanding at end of period	233,268	237,954	235,674	237,199	73,108					
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Fund first available during May 2003)										
Value at beginning of period	$12.11	$12.52	$11.02	$8.68	$13.84	$14.34	$12.53	$12.26	$10.92	
Value at end of period	$14.19	$12.11	$12.52	$11.02	$8.68	$13.84	$14.34	$12.53	$12.26	
Number of accumulation units outstanding at end of period	37,655	57,622	59,231	72,267	74,744	83,594	60,885	49,014	2,107	
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$12.10	$12.42	$11.23	$9.29	$12.31	$12.07	$10.87	$10.34		
Value at end of period	$13.45	$12.10	$12.42	$11.23	$9.29	$12.31	$12.07	$10.87		
Number of accumulation units outstanding at end of period	29,551	37,569	50,494	38,727	36,970	25,986	12,238	11,146		
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.35	$11.75	$10.58	$8.64	$12.91	$12.74	$11.13	$10.37		
Value at end of period	$12.84	$11.35	$11.75	$10.58	$8.64	$12.91	$12.74	$11.13		
Number of accumulation units outstanding at end of period	54,866	61,424	61,942	64,673	48,457	39,535	27,817	17,656		
ING JAPAN TOPIX INDEX® PORTFOLIO										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$9.43	$11.07	$10.04							
Value at end of period	$10.02	$9.43	$11.07							
Number of accumulation units outstanding at end of period	6,978	9,967	1,226							
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$19.70	$24.41	$20.54	$12.13	$25.20	$18.43	$13.74	$10.86		
Value at end of period	$23.17	$19.70	$24.41	$20.54	$12.13	$25.20	$18.43	$13.74		
Number of accumulation units outstanding at end of period	229,393	239,586	242,775	256,131	234,750	167,219	78,420	23,627		

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$17.50	$17.41	$14.33	$11.55	$17.47	$17.29	$15.02	$14.02	$11.78	$10.00
Value at end of period	$20.74	$17.50	$17.41	$14.33	$11.55	$17.47	$17.29	$15.02	$14.02	$11.78
Number of accumulation units outstanding at end of period	56,548	63,558	59,929	53,374	39,177	12,624	19,297	20,685	8,711	205
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
Value at beginning of period	$15.71	$16.13	$12.89	$10.25	$14.82	$15.26	$13.25	$12.94	$10.41	$10.00
Value at end of period	$18.42	$15.71	$16.13	$12.89	$10.25	$14.82	$15.26	$13.25	$12.94	$10.41
Number of accumulation units outstanding at end of period	85,731	84,394	72,542	76,273	85,644	133,155	96,791	47,104	3,327	361
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$9.78									
Value at end of period	$10.33									
Number of accumulation units outstanding at end of period	1,106,841									
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Fund first available during May 2004)										
Value at beginning of period	$14.20	$14.07	$12.47	$8.86	$12.39	$11.24	$10.78	$10.02		
Value at end of period	$16.52	$14.20	$14.07	$12.47	$8.86	$12.39	$11.24	$10.78		
Number of accumulation units outstanding at end of period	47,639	48,707	36,859	37,460	7,131	6,592	1,027	1,028		
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.07	$10.05								
Value at end of period	$11.37	$10.07								
Number of accumulation units outstanding at end of period	8,818	6,064								
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$17.06	$17.26	$17.48	$17.65	$17.45	$16.83	$16.29	$16.09	$16.10	$16.18
Value at end of period	$16.84	$17.06	$17.26	$17.48	$17.65	$17.45	$16.83	$16.29	$16.04	$16.10
Number of accumulation units outstanding at end of period	318,999	362,384	339,889	295,619	320,053	149,052	72,810	22,134	13,566	7,332
ING MARSICO GROWTH PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$12.17	$12.53	$10.59	$8.31	$14.10	$12.51	$12.07	$11.22	$10.11	
Value at end of period	$13.52	$12.17	$12.53	$10.59	$8.31	$14.10	$12.51	$12.07	$11.22	
Number of accumulation units outstanding at end of period	72,106	80,617	98,597	96,990	123,543	93,928	70,893	48,767	29,775	
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$27.61	$27.52	$25.37	$21.79	$28.42	$27.67	$25.03	$24.63	$22.45	$10.00
Value at end of period	$30.31	$27.61	$27.52	$25.37	$21.79	$28.42	$27.67	$25.03	$24.63	$22.45
Number of accumulation units outstanding at end of period	76,033	93,134	101,533	103,904	73,726	69,490	52,936	60,932	28,054	151
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$17.64	$16.79	$14.95	$11.40	$18.54	$14.74	$11.41	$10.35		
Value at end of period	$19.73	$17.64	$16.79	$14.95	$11.40	$18.54	$14.74	$11.41		
Number of accumulation units outstanding at end of period	161,517	186,926	187,892	191,297	181,270	142,734	87,799	22,879		
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.35	$11.59	$9.03	$6.48	$10.06					
Value at end of period	$12.77	$11.35	$11.59	$9.03	$6.48					
Number of accumulation units outstanding at end of period	124,695	107,135	72,809	57,257	78,699					
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$15.05	$13.97	$12.43	$9.76	$13.84	$12.77	$10.66	$10.06		
Value at end of period	$17.21	$15.05	$13.97	$12.43	$9.76	$13.84	$12.77	$10.66		
Number of accumulation units outstanding at end of period	124,194	124,623	82,166	52,710	30,191	101,207	34,845	862		

Empire Traditions CFI 10

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$14.26	$15.11	$13.67							
Value at end of period	$15.89	$14.26	$15.11							
Number of accumulation units outstanding at end of period	6,212	5,105	1,881							
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Fund first available during May 2003)										
Value at beginning of period	$12.45	$13.72	$11.97	$8.68	$14.73	$14.00	$12.02	$10.06		
Value at end of period	$14.96	$12.45	$13.72	$11.97	$8.68	$14.73	$14.00	$12.02		
Number of accumulation units outstanding at end of period	1,668	1,311	1,835	1,864	1,960	2,112	2,166	2,287		
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
(Fund first available during May 2003)										
Value at beginning of period	$14.04	$15.52	$13.57	$9.86	$16.78	$15.98	$13.76	$12.30	$11.14	
Value at end of period	$16.83	$14.04	$15.52	$13.57	$9.86	$16.78	$15.98	$13.76	$12.30	
Number of accumulation units outstanding at end of period	126,653	140,331	133,273	148,540	160,981	156,178	96,821	24,471	4	
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2003)										
Value at beginning of period	$16.01	$15.53	$13.76	$9.33	$12.20	$12.01	$11.16	$10.83	$10.00	
Value at end of period	$18.03	$16.01	$15.53	$13.76	$9.33	$12.20	$12.01	$11.16	$10.83	
Number of accumulation units outstanding at end of period	193,815	146,161	113,213	92,830	100,970	106,687	54,172	34,470	8,911	
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$19.54	$19.12	$17.98	$15.91	$15.46	$14.37	$13.95	$13.78	$13.31	$10.00
Value at end of period	$20.99	$19.54	$19.12	$17.98	$15.91	$15.46	$14.37	$13.95	$13.78	$13.31
Number of accumulation units outstanding at end of period	636,268	672,833	663,012	571,278	297,314	132,526	166,024	115,288	0	1,996
ING PIONEER FUND PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.21	$11.89	$10.39	$8.48	$13.15	$12.67	$10.99	$10.44		
Value at end of period	$12.20	$11.21	$11.89	$10.39	$8.48	$13.15	$12.67	$10.99		
Number of accumulation units outstanding at end of period	3,924	4,837	3,332	2,806	3,793	3,666	1,462	2,028		
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.25	$11.99	$10.29	$8.33	$12.61	$12.10	$10.91	$10.36		
Value at end of period	$12.33	$11.25	$11.99	$10.29	$8.33	$12.61	$12.10	$10.91		
Number of accumulation units outstanding at end of period	132,323	159,175	173,587	189,692	214,684	111,584	88,856	40,622		
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.20	$8.86	$8.32	$8.25						
Value at end of period	$9.81	$9.20	$8.86	$8.32						
Number of accumulation units outstanding at end of period	138,772	123,749	98,625	45,871						
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.08	$10.33	$9.38	$9.22						
Value at end of period	$11.25	$10.08	$10.33	$9.38						
Number of accumulation units outstanding at end of period	2,442,436	2,532,882	2,727,129	2,823,821						
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.44	$10.56	$9.63	$9.50						
Value at end of period	$11.50	$10.44	$10.56	$9.63						
Number of accumulation units outstanding at end of period	1,816,746	1,927,530	2,072,258	2,183,005						
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.76	$10.67	$9.86	$9.75						
Value at end of period	$11.71	$10.76	$10.67	$9.86						
Number of accumulation units outstanding at end of period	654,959	806,851	807,777	822,942						

Empire Traditions CFI 11

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$14.48	$14.11	$12.70	$10.25						
Value at end of period	$16.34	$14.48	$14.11	$12.70						
Number of accumulation units outstanding at end of period	22,027	25,294	29,563	28,779						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.14	$9.06	$8.19	$6.72	$10.05					
Value at end of period	$10.40	$9.14	$9.06	$8.19	$6.72					
Number of accumulation units outstanding at end of period	225,509	210,146	184,713	180,071	46,481					
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.65	$13.75	$12.53	$10.65						
Value at end of period	$15.63	$13.65	$13.75	$12.53						
Number of accumulation units outstanding at end of period	34,730	41,707	43,274	43,264						
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$15.62	$16.17	$13.01	$10.34						
Value at end of period	$17.81	$15.62	$16.17	$13.01						
Number of accumulation units outstanding at end of period	54,231	55,469	53,584	52,320						
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$10.10	$10.44	$8.47	$6.14	$9.85					
Value at end of period	$11.64	$10.10	$10.44	$8.47	$6.14					
Number of accumulation units outstanding at end of period	70,169	97,824	120,721	106,352	18,433					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$10.26	$10.84	$8.71	$6.98	$9.77					
Value at end of period	$11.73	$10.26	$10.84	$8.71	$6.98					
Number of accumulation units outstanding at end of period	68,684	69,001	66,943	56,688	18,746					
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$15.58	$15.69	$12.03	$9.32	$14.43	$13.31	$11.99	$10.71		
Value at end of period	$17.68	$15.58	$15.69	$12.03	$9.32	$14.43	$13.31	$11.99		
Number of accumulation units outstanding at end of period	7,559	7,859	7,985	8,638	8,649	13,101	11,879	2,080		
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$10.58	$11.01	$8.99	$7.16	$10.68					
Value at end of period	$11.94	$10.58	$11.01	$8.99	$7.16					
Number of accumulation units outstanding at end of period	24,654	27,780	29,480	23,571	4,432					
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$13.85	$13.63	$12.10	$9.20	$12.85	$12.47	$11.01	$10.22		
Value at end of period	$15.66	$13.85	$13.63	$12.10	$9.20	$12.85	$12.47	$11.01		
Number of accumulation units outstanding at end of period	1,115,493	1,066,510	1,070,805	953,667	882,397	636,499	284,773	47,372		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.98	$12.24	$10.78	$8.73	$13.76	$13.52	$11.49	$11.20	$9.75	
Value at end of period	$13.86	$11.98	$12.24	$10.78	$8.73	$13.76	$13.52	$11.49	$11.20	
Number of accumulation units outstanding at end of period	181,559	176,833	159,225	167,344	169,512	198,755	154,789	60,200	10,114	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$9.16	$9.40	$8.16	$5.80	$10.18	$10.29				
Value at end of period	$10.73	$9.16	$9.40	$8.16	$5.80	$10.18				
Number of accumulation units outstanding at end of period	91,112	83,058	74,201	53,007	29,692	5,957				

Empire Traditions

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.94	$13.80	$12.28	$9.04	$18.13	$15.22	$12.43	$10.14		
Value at end of period	$14.01	$11.94	$13.80	$12.28	$9.04	$18.13	$15.22	$12.43		
Number of accumulation units outstanding at end of period	92,487	117,483	114,970	141,709	173,267	58,960	33,860	25,653		
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Fund first available during May 2006)										
Value at beginning of period	$9.04	$10.43	$9.73	$7.47	$12.74	$11.20	$9.81			
Value at end of period	$10.59	$9.04	$10.43	$9.73	$7.47	$12.74	$11.20			
Number of accumulation units outstanding at end of period	293,375	124,906	152,610	143,272	146,340	55,030	8,763			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$10.81	$11.61	$10.91	$8.35	$14.01	$13.86	$11.51	$10.30		
Value at end of period	$12.99	$10.81	$11.61	$10.91	$8.35	$14.01	$13.86	$11.51		
Number of accumulation units outstanding at end of period	121,956	125,172	138,314	134,065	132,520	205,144	113,249	10,137		
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.76	$11.13	$10.64	$10.21	$10.02					
Value at end of period	$12.03	$11.76	$11.13	$10.64	$10.21					
Number of accumulation units outstanding at end of period	101,724	90,428	71,590	66,818	23,801					
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$11.18	$11.63	$10.43	$8.02	$13.54	$13.59	$12.04	$11.02		
Value at end of period	$12.49	$11.18	$11.63	$10.43	$8.02	$13.54	$13.59	$12.04		
Number of accumulation units outstanding at end of period	6,917	8,452	10,118	11,782	15,641	16,042	11,441	5,179		
ING WISDOM TREE[SM] GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$7.75	$8.16	$7.81	$6.09	$9.95					
Value at end of period	$8.81	$7.75	$8.16	$7.81	$6.09					
Number of accumulation units outstanding at end of period	161,861	170,265	190,223	199,497	177,688					
INVESCO VAN KAMPEN V.I. AMERICAN FRANCHISE FUND										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$10.28									
Value at end of period	$9.94									
Number of accumulation units outstanding at end of period	678									
PROFUND VP BULL										
(Fund first available during May 2003)										
Value at beginning of period	$8.61	$8.72	$7.84	$6.39	$10.37	$10.15	$9.04	$8.91	$8.33	
Value at end of period	$9.68	$8.61	$8.72	$7.84	$6.39	$10.37	$10.15	$9.04	$8.91	
Number of accumulation units outstanding at end of period	101	416	420	416	700	1,236	964	1,602	1,119	
PROFUND VP EUROPE 30										
(Fund first available during May 2003)										
Value at beginning of period	$8.66	$9.63	$9.50	$7.27	$13.15	$11.62	$10.02	$9.23	$9.13	
Value at end of period	$9.97	$8.66	$9.63	$9.50	$7.27	$13.15	$11.62	$10.02	$9.38	
Number of accumulation units outstanding at end of period	409	456	526	928	1,194	1,566	1,643	473	619	
PROFUND VP RISING RATES OPPORTUNITY										
(Fund first available during September 2003)										
Value at beginning of period	$3.13	$5.06	$6.11	$4.68	$7.64	$8.16	$7.50	$8.25	$9.05	
Value at end of period	$2.87	$3.13	$5.06	$6.11	$4.68	$7.64	$8.16	$7.50	$8.25	
Number of accumulation units outstanding at end of period	7,563	6,689	7,165	6,935	7,424	7,772	7,652	2,733	1,394	

Empire Traditions CFI 13

Condensed Financial Information (continued)

Separate Account Annual Charges of 1.40%

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$9.80	$10.31	$9.53	$7.85						
Value at end of period	$10.62	$9.80	$10.31	$9.53						
Number of accumulation units outstanding at end of period	192	192	1,227	1,227						
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$15.14	$15.79	$13.70	$10.26	$18.15	$15.69	$14.28	$12.42	$11.21	
Value at end of period	$17.34	$15.14	$15.79	$13.70	$10.26	$18.15	$15.69	$14.28	$12.42	
Number of accumulation units outstanding at end of period	7	7	7	7	1,600	2,097	1,786	1,232	1,231	
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during September 2003)										
Value at beginning of period	$15.74	$18.65	$17.73	$12.63	$22.26	$18.91	$16.21			
Value at end of period	$18.20	$15.74	$18.65	$17.73	$12.63	$22.26	$18.91			
Number of accumulation units outstanding at end of period	12	12	13	13	13	19	19			
ING BOND PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$10.67	$10.23	$9.78	$9.52						
Value at end of period	$11.20	$10.67	$10.23	$9.78						
Number of accumulation units outstanding at end of period	0	102	199	210						
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Fund first available during April 2007)										
Value at beginning of period	$10.13	$10.85	$9.49	$7.21	$12.45	$14.43				
Value at end of period	$12.55	$10.13	$10.85	$9.49	$7.21	$12.45				
Number of accumulation units outstanding at end of period	59	60	61	62	63	64				
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$9.23	$9.82	$8.89	$7.81						
Value at end of period	$10.22	$9.23	$9.82	$8.89						
Number of accumulation units outstanding at end of period	0	0	1,162	1,162						
ING FRANKLIN INCOME PORTFOLIO										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$11.31	$11.18	$10.04	$7.21						
Value at end of period	$12.55	$11.31	$11.18	$10.04						
Number of accumulation units outstanding at end of period	258	258	258	258						
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$8.32	$8.55	$7.83	$7.03						
Value at end of period	$9.51	$8.32	$8.55	$7.83						
Number of accumulation units outstanding at end of period	0	0	1,291	1,291						
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$9.57	$9.99								
Value at end of period	$10.87	$9.57								
Number of accumulation units outstanding at end of period	70	308								
ING GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2011)										
Value at beginning of period	$8.61	$8.51								
Value at end of period	$9.81	$8.61								
Number of accumulation units outstanding at end of period	34	35								

Empire Traditions CFI 14

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$9.71	$9.88	$8.82	$7.27	$11.78	$11.40	$10.12	$9.76	$8.98	
Value at end of period	$10.92	$9.71	$9.88	$8.823	$7.27	$11.78	$11.40	$10.12	$9.76	
Number of accumulation units outstanding at end of period	0	0	117	118	118	400	118	119	119	
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during April 2006)										
Value at beginning of period	$14.33	$14.67	$12.15	$9.90	$15.13	$16.41	$14.67	$13.85	$11.54	
Value at end of period	$15.84	$14.33	$14.67	$12.15	$9.90	$15.13	$16.41	$14.67	$13.85	
Number of accumulation units outstanding at end of period	0	0	92	92	490	567	589	93	93	
ING INTERMEDIATE BOND PORTFOLIO										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$12.16	$11.49	$10.64	$9.70	$10.77	$10.81				
Value at end of period	$13.08	$12.16	$11.49	$10.64	$9.70	$10.77				
Number of accumulation units outstanding at end of period	0	0	0	0	304	776				
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$6.98	$8.09	$7.62	$7.02						
Value at end of period	$8.16	$6.98	$8.09	$7.62						
Number of accumulation units outstanding at end of period	0	138	270	285						
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$19.50	$24.20	$20.40	$12.06	$25.10	$18.38	$13.91			
Value at end of period	$22.90	$19.50	$24.20	$20.40	$12.06	$25.10	$18.38			
Number of accumulation units outstanding at end of period	13	14	14	14	986	1,889	1,029			
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$17.25	$17.18	$14.17	$11.44	$17.32	$17.17	$14.94	$13.97	$11.75	$10.00
Value at end of period	$20.41	$17.25	$17.18	$14.17	$11.44	$17.32	$17.17	$14.94	$13.97	$11.75
Number of accumulation units outstanding at end of period	0	0	90	90	90	90	90	91	91	91
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$15.49	$15.92	$12.74	$10.15	$14.69	$15.16	$13.18	$12.89	$10.76	
Value at end of period	$18.12	$15.49	$15.92	$12.74	$10.15	$14.69	$15.16	$13.18	$12.89	
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,703	2,336	1,282	1,282	
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$9.85									
Value at end of period	$10.32									
Number of accumulation units outstanding at end of period	89									
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$14.04	$13.93	$12.54							
Value at end of period	$16.31	$14.04	$13.93							
Number of accumulation units outstanding at end of period	12	12	12							
ING LIQUID ASSETS PORTFOLIO										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$16.47	$16.70	$16.94	$17.12	$16.95	$16.88				
Value at end of period	$16.24	$16.47	$16.70	$16.94	$17.12	$16.95				
Number of accumulation units outstanding at end of period	5,914	11,102	12,326	16,817	20,124	393				
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$26.90	$26.85	$24.79	$23.32						
Value at end of period	$29.48	$26.90	$26.85	$24.79						
Number of accumulation units outstanding at end of period	0	92	181	191						

Empire Traditions CFI 15

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$17.46	$16.64	$14.85	$11.34	$18.46	$18.38				
Value at end of period	$19.50	$17.46	$16.64	$14.85	$11.34	$18.46				
Number of accumulation units outstanding at end of period	0	0	0	0	11	11				
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$14.90	$13.85	$12.34	$9.31						
Value at end of period	$17.01	$14.90	$13.85	$12.34						
Number of accumulation units outstanding at end of period	81	81	81	81						
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$19.04	$18.66	$17.57	$15.57	$15.54					
Value at end of period	$20.41	$19.04	$18.66	$17.57	$15.57					
Number of accumulation units outstanding at end of period	398	398	399	399	3,439					
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$11.13	$11.88	$10.22	$8.13						
Value at end of period	$12.19	$11.13	$11.88	$10.22						
Number of accumulation units outstanding at end of period	62	62	62	62						
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$10.04	$10.40	$8.45	$6.32						
Value at end of period	$11.56	$10.04	$10.40	$8.45						
Number of accumulation units outstanding at end of period	79	79	79	79						
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$13.71	$13.51	$12.02	$9.55						
Value at end of period	$15.47	$13.71	$13.51	$12.02						
Number of accumulation units outstanding at end of period	210	210	1,038	1,039						
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$11.84	$12.11	$10.69	$8.24						
Value at end of period	$13.68	$11.84	$12.11	$10.69						
Number of accumulation units outstanding at end of period	61	61	61	61						
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Fund first available during September 2005)										
Value at beginning of period	$11.82	$13.68	$12.19	$8.99	$18.05	$15.18	$12.42	$11.22		
Value at end of period	$13.84	$11.82	$13.68	$12.19	$8.99	$18.05	$15.18	$12.42		
Number of accumulation units outstanding at end of period	0	0	230	231	231	2,188	2,925	1,697		
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$11.69	$11.08	$10.62	$10.22						
Value at end of period	$11.94	$11.69	$11.08	$10.62						
Number of accumulation units outstanding at end of period	613	614	615	615						
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$7.70	$8.13	$7.79	$6.08	$10.06					
Value at end of period	$8.74	$7.70	$8.13	$7.79	$6.08					
Number of accumulation units outstanding at end of period	0	0	0	0	84					

CFI 16

Empire Traditions

Condensed Financial Information (continued)

Separate Account Annual Charges of 1.45%

	2012	2011	2010	2009	2008	2007	2006	2005	2004
BLACKROCK GLOBAL ALLOCATION V.I. FUND									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$9.78	$10.30	$9.52	$7.99	$10.16				
Value at end of period	$10.60	$9.78	$10.30	$9.52	$7.99				
Number of accumulation units outstanding at end of period	211,051	216,872	215,309	185,825	101,667				
COLUMBIA SMALL CAP VALUE FUND VS									
(Fund first available during May 2005)									
Value at beginning of period	$12.90	$13.95	$11.19	$9.08	$12.83	$13.36	$11.36	$10.73	
Value at end of period	$14.14	$12.90	$13.95	$11.19	$9.08	$12.83	$13.36	$11.36	
Number of accumulation units outstanding at end of period	24,375	21,930	22,374	23,272	24,220	25,078	25,963	14,166	
FIDELITY® VIP CONTRAFUND® PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$13.72	$14.32	$12.43	$9.31	$16.49	$14.26	$12.99	$11.30	$11.14
Value at end of period	$15.71	$13.72	$14.32	$12.43	$9.31	$16.49	$14.26	$12.99	$11.30
Number of accumulation units outstanding at end of period	365,744	384,317	401,627	424,963	438,608	216,995	136,022	35,137	1,345
FIDELITY® VIP EQUITY-INCOME PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$10.85	$10.94	$9.66	$7.55	$13.39	$13.42	$11.35	$10.91	$9.83
Value at end of period	$12.52	$10.85	$10.94	$9.66	$7.55	$13.39	$13.42	$11.35	$10.91
Number of accumulation units outstanding at end of period	80,806	85,510	83,307	89,699	97,342	110,859	73,025	20,862	264
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$9.59	$9.64	$8.74	$7.19	$10.16				
Value at end of period	$10.92	$9.59	$9.64	$8.74	$7.19				
Number of accumulation units outstanding at end of period	147,198	151,187	160,626	153,384	67,518				
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during January 2011)									
Value at beginning of period	$9.32	$9.98							
Value at end of period	$10.73	$9.32							
Number of accumulation units outstanding at end of period	3,257	7,314							
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$9.91								
Value at end of period	$10.04								
Number of accumulation units outstanding at end of period	59								
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$13.28	$15.74	$14.97	$10.67	$18.82	$16.00	$13.71	$11.51	$10.55
Value at end of period	$15.35	$13.28	$15.74	$14.97	$10.67	$18.82	$16.00	$13.71	$11.51
Number of accumulation units outstanding at end of period	499,043	510,266	505,028	527,477	447,504	288,858	202,623	74,022	16
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO									
(Funds were first received in this option during May 2009)									
Value at beginning of period	$14.45	$15.58	$14.03	$11.38					
Value at end of period	$16.10	$14.45	$15.58	$14.03					
Number of accumulation units outstanding at end of period	8,647	15,883	15,922	12,305					
ING BALANCED PORTFOLIO									
Value at beginning of period	$9.80	$10.10	$9.01	$7.68	$10.87	$10.48			
Value at end of period	$10.96	$9.80	$10.10	$9.01	$7.68	$10.87			
Number of accumulation units outstanding at end of period	4,610	2,324	1,522	1,347	2,067	2,098			

CFI 17

Empire Traditions

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING BARON GROWTH PORTFOLIO (Fund first available during May 2005)									
Value at beginning of period	$12.66	$12.57	$10.08	$7.56	$13.07	$12.50	$11.00	$10.50	
Value at end of period	$14.93	$12.66	$12.57	$10.08	$7.56	$13.07	$12.50	$11.00	
Number of accumulation units outstanding at end of period	262,056	278,216	291,671	284,428	238,972	163,994	96,579	20,800	
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (Fund first available during May 2004)									
Value at beginning of period	$12.78	$12.38	$11.74	$9.92	$14.12	$13.20	$11.76	$10.80	$10.68
Value at end of period	$14.95	$12.78	$12.38	$11.74	$9.92	$14.12	$13.20	$11.76	$10.80
Number of accumulation units outstanding at end of period	74,170	75,218	114,721	115,638	110,626	38,166	22,788	10,895	1,405
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (Funds were first received in this option during May 2009)									
Value at beginning of period	$12.15	$11.00	$10.58	$10.00					
Value at end of period	$12.73	$12.15	$11.00	$10.58					
Number of accumulation units outstanding at end of period	149,686	93,994	71,439	50,010					
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO (Fund first available during May 2005)									
Value at beginning of period	$10.79	$11.12	$9.95	$7.76	$12.91	$12.28	$11.63	$10.73	
Value at end of period	$12.17	$10.79	$11.12	$9.95	$7.76	$12.91	$12.28	$11.63	
Number of accumulation units outstanding at end of period	70,168	72,396	74,340	73,468	51,777	19,472	14,068	9,551	
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO (Funds were first received in this option during April 2008)									
Value at beginning of period	$10.03	$11.38	$9.78	$6.50	$9.99				
Value at end of period	$10.64	$10.03	$11.38	$9.78	$6.50				
Number of accumulation units outstanding at end of period	92,193	134,041	189,671	107,712	85,040				
ING BOND PORTFOLIO (Funds were first received in this option during March 2008)									
Value at beginning of period	$10.65	$10.22	$9.77	$8.84	$9.91				
Value at end of period	$11.17	$10.65	$10.22	$9.77	$8.84				
Number of accumulation units outstanding at end of period	205,779	211,749	234,733	219,928	131,457				
ING CLARION GLOBAL REAL ESTATE PORTFOLIO (Fund first available during May 2006)									
Value at beginning of period	$10.10	$10.83	$9.47	$7.20	$12.44	$13.62	$11.12		
Value at end of period	$12.51	$10.10	$10.83	$9.47	$7.20	$12.44	$13.62		
Number of accumulation units outstanding at end of period	63,800	66,585	70,394	76,459	65,350	42,985	7,839		
ING CLARION REAL ESTATE PORTFOLIO (Fund first available during May 2004)									
Value at beginning of period	$16.59	$15.37	$12.19	$9.10	$15.02	$18.53	$13.66	$11.29	
Value at end of period	$18.89	$16.59	$15.37	$12.19	$9.10	$15.02	$18.53	$13.66	
Number of accumulation units outstanding at end of period	59,756	63,263	64,593	68,152	76,435	87,466	72,278	28,640	
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO (Fund first available during May 2006)									
Value at beginning of period	$9.64	$10.05	$8.14	$6.63	$10.20	$10.05	$9.81		
Value at end of period	$10.85	$9.64	$10.05	$8.14	$6.63	$10.20	$10.05		
Number of accumulation units outstanding at end of period	76,335	81,119	95,624	101,684	90,622	47,062	18,899		
ING DAVIS NEW YORK VENTURE PORTFOLIO (Fund first available during February 2006)									
Value at beginning of period	$9.20	$9.79	$8.87	$6.84	$11.42	$11.12	$9.88		
Value at end of period	$10.18	$9.20	$9.79	$8.87	$6.84	$11.42	$11.12		
Number of accumulation units outstanding at end of period	244,122	258,025	267,720	272,723	257,659	200,129	114,294		

Empire Traditions

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING DFA WORLD EQUITY PORTFOLIO									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$7.38	$8.24	$6.70	$5.58	$9.94	$10.53			
Value at end of period	$8.58	$7.38	$8.24	$6.70	$5.58	$9.94			
Number of accumulation units outstanding at end of period	73,889	45,891	61,700	64,999	62,523	16,629			
ING EURO STOXX 50® INDEX PORTFOLIO									
(Funds were first received in this option during August 2012)									
Value at beginning of period	$7.52								
Value at end of period	$8.60								
Number of accumulation units outstanding at end of period	1,028								
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$13.65	$15.56	$12.30	$8.96	$14.95	$13.25	$12.01	$10.66	
Value at end of period	$15.42	$13.65	$15.56	$12.30	$8.96	$14.95	$13.25	$12.01	
Number of accumulation units outstanding at end of period	127,404	136,514	149,505	149,935	128,285	104,376	53,451	15,156	
ING FRANKLIN INCOME PORTFOLIO									
(Fund first available during June 2006)									
Value at beginning of period	$11.27	$11.16	$10.02	$7.70	$11.05	$10.92	$9.94		
Value at end of period	$12.51	$11.27	$11.16	$10.02	$7.70	$11.05	$10.92		
Number of accumulation units outstanding at end of period	210,700	205,284	180,630	183,595	191,170	109,295	58,794		
ING FRANKLIN MUTUAL SHARES PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$9.76	$9.99	$9.09	$7.29	$11.88	$12.42			
Value at end of period	$10.93	$9.76	$9.99	$9.09	$7.29	$11.88			
Number of accumulation units outstanding at end of period	72,372	81,933	91,358	88,290	89,133	55,250			
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$8.30	$8.53	$7.82	$6.09	$9.60	$10.10			
Value at end of period	$9.48	$8.30	$8.53	$7.82	$6.09	$9.60			
Number of accumulation units outstanding at end of period	291,837	359,077	456,413	447,305	425,218	284,068			
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)									
(Funds were first received in this option during January 2011)									
Value at beginning of period	$8.85	$10.03							
Value at end of period	$8.45	$8.85							
Number of accumulation units outstanding at end of period	24,870	25,118							
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)									
(Fund first available during May 2005)									
Value at beginning of period	$17.78	$19.86	$16.56	$12.22	$21.02	$16.01	$13.38	$11.07	
Value at end of period	$17.02	$17.78	$19.86	$16.56	$12.22	$21.02	$16.01	$13.38	
Number of accumulation units outstanding at end of period	157,698	157,710	172,717	185,729	180,127	117,097	69,609	6,864	
ING GROWTH AND INCOME CORE PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$10.90	$12.73	$11.60	$8.13	$13.69	$12.95	$11.25	$10.40	
Value at end of period	$11.74	$10.90	$12.73	$11.60	$8.13	$13.69	$12.95	$11.25	
Number of accumulation units outstanding at end of period	184	173	0	0	0	80	352	81	
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)									
(Funds were first received in this option during January 2011)									
Value at beginning of period	$9.56	$9.99							
Value at end of period	$10.86	$9.56							
Number of accumulation units outstanding at end of period	795,082	850,641							
ING GROWTH AND INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during November 2007)									
Value at beginning of period	$8.60	$8.77	$7.82	$6.10	$9.95	$9.83			
Value at end of period	$9.78	$8.60	$8.77	$7.82	$6.10	$9.95			
Number of accumulation units outstanding at end of period	258,466	275,872	115,127	111,076	24,504	117			

Empire Traditions

CFI 19

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING HANG SENG INDEX PORTFOLIO									
(Funds were first received in this option during August 2009)									
Value at beginning of period	$11.04	$13.73	$12.96	$12.44					
Value at end of period	$13.97	$11.04	$13.73	$12.96					
Number of accumulation units outstanding at end of period	7,828	18,013	16,713	11,901					
ING INDEX PLUS LARGECAP PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$10.88	$11.08	$9.89	$8.16	$13.23	$12.81	$11.38	$10.98	$10.94
Value at end of period	$12.24	$10.88	$11.08	$9.89	$8.16	$13.23	$12.81	$11.38	$10.98
Number of accumulation units outstanding at end of period	81,312	83,463	109,968	111,442	130,727	120,196	56,998	48,122	1,371
ING INDEX PLUS MIDCAP PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$12.88	$13.25	$11.06	$8.54	$13.91	$13.41	$12.47	$11.42	$10.21
Value at end of period	$14.90	$12.88	$13.25	$11.06	$8.54	$13.91	$13.41	$12.47	$11.42
Number of accumulation units outstanding at end of period	109,312	113,693	128,495	137,088	145,962	144,001	117,795	49,449	3,081
ING INDEX PLUS SMALLCAP PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$12.09	$12.38	$10.26	$8.36	$12.79	$13.88	$12.41	$11.73	$10.32
Value at end of period	$13.36	$12.09	$12.38	$10.26	$8.36	$12.79	$13.88	$12.41	$11.73
Number of accumulation units outstanding at end of period	112,803	131,796	125,755	132,274	139,820	138,114	85,488	47,961	2,843
ING INTERMEDIATE BOND PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$12.12	$11.46	$10.62	$9.68	$10.76	$10.33	$10.10	$10.08	
Value at end of period	$13.03	$12.12	$11.46	$10.62	$9.68	$10.76	$10.33	$10.10	
Number of accumulation units outstanding at end of period	284,339	289,652	300,243	217,376	192,435	124,919	63,522	21,449	
ING INTERNATIONAL INDEX PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$6.97	$8.08	$7.62	$6.06	$10.51				
Value at end of period	$8.14	$6.97	$8.08	$7.62	$6.06				
Number of accumulation units outstanding at end of period	45,827	47,797	49,548	46,792	9,412				
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$10.85	$11.25	$9.91	$7.82	$12.50	$12.98	$11.37	$11.15	$11.04
Value at end of period	$12.69	$10.85	$11.25	$9.91	$7.82	$12.50	$12.98	$11.37	$11.15
Number of accumulation units outstanding at end of period	74,198	71,007	84,540	151,844	88,036	72,279	66,407	35,581	2,038
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$11.94	$12.28	$11.12	$9.22	$12.24	$12.03	$10.86	$10.68	
Value at end of period	$13.24	$11.94	$12.28	$11.12	$9.22	$12.24	$12.03	$10.86	
Number of accumulation units outstanding at end of period	41,125	16,384	86,075	21,416	14,339	4,964	2,548	1,179	
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$11.20	$11.61	$10.47	$8.58	$12.84	$12.70	$11.11	$10.39	
Value at end of period	$12.64	$11.20	$11.61	$10.47	$8.58	$12.84	$12.70	$11.11	
Number of accumulation units outstanding at end of period	45,242	48,580	59,663	56,910	35,636	28,275	20,255	4,381	
ING JAPAN TOPIX INDEX® PORTFOLIO									
(Funds were first received in this option during August 2011)									
Value at beginning of period	$9.39	$9.63							
Value at end of period	$9.95	$9.39							
Number of accumulation units outstanding at end of period	546	495							
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$19.43	$24.13	$20.35	$12.04	$25.06	$18.37	$13.72	$10.95	
Value at end of period	$22.81	$19.43	$24.13	$20.35	$12.04	$25.06	$18.37	$13.72	
Number of accumulation units outstanding at end of period	138,309	139,095	137,081	150,142	158,066	103,410	42,834	6,112	

Empire Traditions

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING JPMORGAN MID CAP VALUE PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$13.77	$13.72	$11.32	$9.14	$13.85	$13.74	$11.96	$11.50	
Value at end of period	$16.28	$13.77	$13.72	$11.32	$9.14	$13.85	$13.74	$11.96	
Number of accumulation units outstanding at end of period	36,513	32,812	18,748	20,518	9,416	4,884	4,997	5,388	
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$14.18	$14.59	$11.68	$9.31	$13.48	$13.92	$12.11	$11.23	
Value at end of period	$16.59	$14.18	$14.59	$11.68	$9.31	$13.48	$13.92	$12.11	
Number of accumulation units outstanding at end of period	142,338	136,855	116,865	117,618	109,824	117,760	96,529	33,494	
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)									
(Funds were first received in this option during June 2012)									
Value at beginning of period	$9.63								
Value at end of period	$10.32								
Number of accumulation units outstanding at end of period	1,175,277								
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)									
(Fund first available during May 2004)									
Value at beginning of period	$15.04	$14.93	$13.26	$9.45	$13.23	$12.02	$11.56	$10.17	
Value at end of period	$17.47	$15.04	$14.93	$13.26	$9.45	$13.23	$12.02	$11.56	
Number of accumulation units outstanding at end of period	61,281	77,947	55,398	42,350	9,266	2,541	1,666	2,084	
ING LARGE CAP VALUE PORTFOLIO									
(Funds were first received in this option during January 2011)									
Value at beginning of period	$10.05	$10.05							
Value at end of period	$11.32	$10.05							
Number of accumulation units outstanding at end of period	31,820	36,696							
ING LIQUID ASSETS PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$10.48	$10.63	$10.78	$10.91	$10.80	$10.44	$10.13	$10.01	
Value at end of period	$10.32	$10.48	$10.63	$10.78	$10.91	$10.80	$10.44	$10.13	
Number of accumulation units outstanding at end of period	765,416	691,833	461,354	447,413	572,999	535,916	117,705	127,891	
ING MARSICO GROWTH PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$12.21	$12.60	$10.67	$8.39	$14.26	$12.68	$12.26	$10.83	
Value at end of period	$13.54	$12.21	$12.60	$10.67	$8.39	$14.26	$12.68	$12.26	
Number of accumulation units outstanding at end of period	153,949	150,886	209,961	148,997	143,262	134,618	110,823	20,150	
ING MFS TOTAL RETURN PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$11.88	$11.87	$10.96	$9.43	$12.33	$12.03	$10.90	$10.75	$10.10
Value at end of period	$13.01	$11.88	$11.87	$10.96	$9.43	$12.33	$12.03	$10.90	$10.75
Number of accumulation units outstanding at end of period	150,157	147,581	124,203	118,834	119,316	91,597	73,391	50,510	270
ING MFS UTILITIES PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$17.40	$16.60	$14.81	$11.32	$18.44	$14.69	$11.39	$10.14	
Value at end of period	$19.43	$17.40	$16.60	$14.81	$11.32	$18.44	$14.69	$11.39	
Number of accumulation units outstanding at end of period	152,620	151,394	150,324	156,574	152,192	92,698	57,566	14,119	
ING MIDCAP OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$11.27	$11.52	$9.00	$6.47	$10.06				
Value at end of period	$12.65	$11.27	$11.52	$9.00	$6.47				
Number of accumulation units outstanding at end of period	101,928	104,365	99,884	85,291	84,002				
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$14.85	$13.81	$12.31	$9.69	$13.76	$12.73	$10.65	$10.17	
Value at end of period	$16.94	$14.85	$13.81	$12.31	$9.69	$13.76	$12.73	$10.65	
Number of accumulation units outstanding at end of period	58,400	58,525	50,260	96,622	50,112	58,143	34,264	22,841	

Empire Traditions

CFI 21

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO									
(Funds were first received in this option during May 2009)									
Value at beginning of period	$14.18	$15.05	$13.40	$10.91					
Value at end of period	$15.76	$14.18	$15.05	$13.40					
Number of accumulation units outstanding at end of period	12,180	11,918	12,920	15,130					
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)									
(Fund first available during May 2003)									
Value at beginning of period	$12.28	$13.56	$11.86	$8.62	$14.65	$13.95	$12.00	$10.06	
Value at end of period	$14.73	$12.28	$13.56	$11.86	$8.62	$14.65	$13.95	$12.00	
Number of accumulation units outstanding at end of period	2,295	3,895	4,363	2,943	3,124	3,095	3,457	5,989	
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)									
(Fund first available during May 2003)									
Value at beginning of period	$13.14	$14.55	$12.75	$9.29	$15.83	$15.11	$13.03	$11.11	
Value at end of period	$15.71	$13.14	$14.55	$12.75	$9.29	$15.83	$15.11	$13.03	
Number of accumulation units outstanding at end of period	95,866	93,928	104,997	112,932	125,344	106,431	80,397	22,381	
ING PIMCO HIGH YIELD PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$15.32	$14.88	$13.22	$8.98	$11.76	$11.60	$10.80	$10.38	
Value at end of period	$17.21	$15.32	$14.88	$13.22	$8.98	$11.76	$11.60	$10.80	
Number of accumulation units outstanding at end of period	144,842	120,629	109,485	105,900	129,112	113,011	75,897	33,091	
ING PIMCO TOTAL RETURN BOND PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$14.18	$13.90	$13.10	$11.61	$11.31	$10.53	$10.24	$10.14	$10.03
Value at end of period	$15.20	$14.18	$13.90	$13.10	$11.61	$11.31	$10.53	$10.24	$10.14
Number of accumulation units outstanding at end of period	914,217	888,048	788,650	692,813	604,821	84,218	57,446	39,356	2,181
ING PIONEER FUND PORTFOLIO									
(Fund first available during September 2005)									
Value at beginning of period	$11.06	$11.75	$10.29	$8.41	$13.08	$12.63	$10.98	$10.66	
Value at end of period	$12.02	$11.06	$11.75	$10.29	$8.41	$13.08	$12.63	$10.98	
Number of accumulation units outstanding at end of period	5,762	8,180	8,421	7,536	6,776	5,874	776	392	
ING PIONEER MID CAP VALUE PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$11.09	$11.85	$10.19	$8.27	$12.54	$12.06	$10.89	$10.14	
Value at end of period	$12.14	$11.09	$11.85	$10.19	$8.27	$12.54	$12.06	$10.89	
Number of accumulation units outstanding at end of period	200,633	195,414	203,285	265,095	203,910	173,972	124,247	32,914	
ING RETIREMENT CONSERVATIVE PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$9.16	$8.84	$8.31	$8.25					
Value at end of period	$9.74	$9.16	$8.84	$8.31					
Number of accumulation units outstanding at end of period	99,086	109,760	51,960	27,962					
ING RETIREMENT GROWTH PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$10.04	$10.31	$9.37	$9.22					
Value at end of period	$11.17	$10.04	$10.31	$9.37					
Number of accumulation units outstanding at end of period	2,555,277	2,695,847	2,923,138	3,167,564					
ING RETIREMENT MODERATE GROWTH PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$10.39	$10.54	$9.63	$9.49					
Value at end of period	$11.43	$10.39	$10.54	$9.63					
Number of accumulation units outstanding at end of period	2,066,647	2,175,977	2,248,047	2,411,511					
ING RETIREMENT MODERATE PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$10.71	$10.64	$9.86	$9.75					
Value at end of period	$11.64	$10.71	$10.64	$9.86					
Number of accumulation units outstanding at end of period	829,736	855,940	958,680	973,278					

Empire Traditions

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$14.40	$14.06	$12.68	$10.84					
Value at end of period	$16.21	$14.40	$14.06	$12.68					
Number of accumulation units outstanding at end of period	36,253	33,586	6,868	6,237					
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$9.07	$9.01	$8.16	$6.71	$10.25				
Value at end of period	$10.30	$9.07	$9.01	$8.16	$6.71				
Number of accumulation units outstanding at end of period	276,829	268,616	139,431	141,700	20,816				
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO									
(Funds were first received in this option during June 2009)									
Value at beginning of period	$13.58	$13.70	$12.51	$10.82					
Value at end of period	$15.51	$13.58	$13.70	$12.51					
Number of accumulation units outstanding at end of period	17,253	18,724	25,237	19,791					
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO									
(Funds were first received in this option during June 2009)									
Value at beginning of period	$15.53	$16.11	$12.99	$10.83					
Value at end of period	$17.68	$15.53	$16.11	$12.99					
Number of accumulation units outstanding at end of period	79,750	81,345	86,963	89,782					
ING RUSSELL™ MID CAP INDEX PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$10.02	$10.39	$8.44	$6.13	$10.75				
Value at end of period	$11.53	$10.02	$10.39	$8.44	$6.13				
Number of accumulation units outstanding at end of period	38,772	35,926	35,195	30,501	12,198				
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$10.18	$10.78	$8.68	$6.97	$10.32				
Value at end of period	$11.62	$10.18	$10.78	$8.68	$6.97				
Number of accumulation units outstanding at end of period	46,444	43,883	35,045	32,837	17,996				
ING SMALLCAP OPPORTUNITIES PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$15.37	$15.51	$11.92	$9.25	$14.35	$13.26	$11.98	$10.81	
Value at end of period	$17.41	$15.37	$15.51	$11.92	$9.25	$14.35	$13.26	$11.98	
Number of accumulation units outstanding at end of period	8,745	8,512	8,920	10,053	10,347	11,539	12,240	4,186	
ING SMALL COMPANY PORTFOLIO									
(Funds were first received in this option during June 2008)									
Value at beginning of period	$10.50	$10.95	$8.96	$7.15	$10.48				
Value at end of period	$11.83	$10.50	$10.95	$8.96	$7.15				
Number of accumulation units outstanding at end of period	22,011	23,856	24,374	82,969	9,211				
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$13.66	$13.47	$11.99	$9.13	$12.78	$12.42	$11.00	$10.52	
Value at end of period	$15.41	$13.66	$13.47	$11.99	$9.13	$12.78	$12.42	$11.00	
Number of accumulation units outstanding at end of period	462,708	455,529	493,393	499,062	483,336	286,314	206,508	28,588	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$11.62	$11.90	$10.50	$8.53	$13.46	$13.25	$11.29	$11.02	$10.23
Value at end of period	$13.43	$11.62	$11.90	$10.50	$8.53	$13.46	$13.25	$11.29	$11.02
Number of accumulation units outstanding at end of period	209,326	187,388	138,071	125,884	109,114	50,188	35,019	30,296	196
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO									
(Funds were first received in this option during August 2007)									
Value at beginning of period	$9.07	$9.33	$8.12	$5.78	$10.17	$9.64			
Value at end of period	$10.61	$9.07	$9.33	$8.12	$5.78	$10.17			
Number of accumulation units outstanding at end of period	148,158	143,154	150,971	204,483	58,691	6,290			

Empire Traditions

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$11.78	$13.64	$12.16	$8.97	$18.03	$15.17	$12.41	$10.10	
Value at end of period	$13.79	$11.78	$13.64	$12.16	$8.97	$18.03	$15.17	$12.41	
Number of accumulation units outstanding at end of period	55,720	54,455	60,440	64,814	63,984	39,485	13,670	9,405	
ING TEMPLETON FOREIGN EQUITY PORTFOLIO									
(Fund first available during June 2006)									
Value at beginning of period	$8.94	$10.33	$9.65	$7.43	$12.70	$11.18	$9.31		
Value at end of period	$10.45	$8.94	$10.33	$9.65	$7.43	$12.70	$11.18		
Number of accumulation units outstanding at end of period	458,783	177,383	256,438	187,735	184,557	36,677	4,598		
ING TEMPLETON GLOBAL GROWTH PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$10.66	$11.47	$10.80	$8.29	$13.94	$13.81	$11.49	$10.66	
Value at end of period	$12.79	$10.66	$11.47	$10.80	$8.29	$13.94	$13.81	$11.49	
Number of accumulation units outstanding at end of period	77,040	81,909	84,467	83,214	82,347	56,459	19,474	2,400	
ING U.S. BOND INDEX PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$11.67	$11.07	$10.61	$10.20	$10.01				
Value at end of period	$11.91	$11.67	$11.07	$10.61	$10.20				
Number of accumulation units outstanding at end of period	105,162	105,640	101,780	107,574	62,689				
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$10.98	$11.45	$10.28	$7.93	$13.41	$13.48	$11.97	$10.86	
Value at end of period	$12.24	$10.98	$11.45	$10.28	$7.93	$13.41	$13.48	$11.97	
Number of accumulation units outstanding at end of period	13,743	13,312	13,606	15,446	18,311	19,127	17,226	14,395	
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO									
(Funds were first received in this option during March 2008)									
Value at beginning of period	$7.69	$8.12	$7.78	$6.08	$9.67				
Value at end of period	$8.72	$7.69	$8.12	$7.78	$6.08				
Number of accumulation units outstanding at end of period	53,261	55,692	88,781	89,814	88,282				
INVESCO VAN KAMPEN V.I. AMERICAN FRANCHISE FUND									
(Funds were first received in this option during April 2012)									
Value at beginning of period	$10.28								
Value at end of period	$9.93								
Number of accumulation units outstanding at end of period	7,214								
PROFUND VP BULL									
(Fund first available during May 2003)									
Value at beginning of period	$10.36	$10.51	$9.47	$7.73	$12.59	$12.33	$11.01	$10.20	
Value at end of period	$11.63	$10.36	$10.51	$9.47	$7.73	$12.59	$12.33	$11.01	
Number of accumulation units outstanding at end of period	488	528	534	523	492	499	721	297	
PROFUND VP EUROPE 30									
(Fund first available during May 2003)									
Value at beginning of period	$10.31	$11.48	$11.35	$8.71	$15.78	$13.98	$12.07	$10.76	
Value at end of period	$11.85	$10.31	$11.48	$11.35	$8.71	$15.78	$13.98	$12.07	
Number of accumulation units outstanding at end of period	1,734	1,632	1,636	1,622	1,634	1,600	1,378	1,392	
PROFUND VP RISING RATES OPPORTUNITY									
(Fund first available during September 2003)									
Value at beginning of period	$3.53	$5.73	$6.92	$5.31	$8.69	$9.30	$8.57	$8.68	
Value at end of period	$3.23	$3.53	$5.73	$6.92	$5.31	$8.69	$9.30	$8.57	
Number of accumulation units outstanding at end of period	15,679	1,419	0	0	0	80	352	81	

Separate Account Annual Charges of 1.55%

	2012	2011	2010	2009	2008	2007	2006	2005	2004
BLACKROCK GLOBAL ALLOCATION V.I. FUND									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$9.75	$10.27	$9.50	$7.98	$8.52				
Value at end of period	$10.55	$9.75	$10.27	$9.50	$7.98				
Number of accumulation units outstanding at end of period	0	0	0	0	837				
COLUMBIA SMALL CAP VALUE FUND VS									
(Fund first available during August 2005)									
Value at beginning of period	$12.82	$13.87	$11.14	$9.05	$12.80	$13.34	$11.35	$10.98	
Value at end of period	$14.04	$12.82	$13.87	$11.14	$9.05	$12.80	$13.34	$11.35	
Number of accumulation units outstanding at end of period	0	0	0	46	46	46	47	439	
FIDELITY® VIP CONTRAFUND® PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$14.91	$15.57	$13.53	$10.14	$17.98	$15.57	$14.19	$12.35	$10.90
Value at end of period	$17.04	$14.91	$15.57	$13.53	$10.14	$17.98	$15.57	$14.19	$12.35
Number of accumulation units outstanding at end of period	278	278	16,968	28,051	33,345	38,330	42,688	18,592	21,263
FIDELITY® VIP EQUITY-INCOME PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$10.83	$10.93	$9.66	$7.55	$13.41	$13.45	$11.39	$10.96	$10.01
Value at end of period	$12.48	$10.83	$10.93	$9.66	$7.55	$13.41	$13.45	$11.39	$10.96
Number of accumulation units outstanding at end of period	0	0	18,022	27,319	32,298	40,313	43,227	61,281	68,041
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$15.55	$18.45	$17.56	$12.53	$22.12	$18.82	$16.15	$13.56	$11.61
Value at end of period	$17.95	$15.55	$18.45	$17.56	$12.53	$22.12	$18.82	$16.15	$13.56
Number of accumulation units outstanding at end of period	0	0	2,600	2,789	2,939	3,868	3,358	3,657	3,680
ING BALANCED PORTFOLIO									
Value at beginning of period	$9.74	$10.05	$8.98	$7.66	$10.85	$10.47			
Value at end of period	$10.89	$9.74	$10.05	$8.98	$7.66	$10.85	$11.43	$9.88	$9.28
Number of accumulation units outstanding at end of period	0	0	2,775	4,361	4,303	4,374			
ING BARON GROWTH PORTFOLIO									
(Fund first available during December 2005)									
Value at beginning of period	$12.58	$12.50	$10.03	$7.54	$13.03	$12.47	$10.99	$11.20	
Value at end of period	$14.82	$12.58	$12.50	$10.03	$7.54	$13.03	$12.47	$10.99	
Number of accumulation units outstanding at end of period	0	0	0	552	664	112	569	39	
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$11.63	$11.27	$10.70	$9.05	$12.89	$12.06	$10.76	$9.90	$9.89
Value at end of period	$13.59	$11.63	$11.27	$10.70	$9.05	$12.89	$12.06	$10.76	$9.90
Number of accumulation units outstanding at end of period	0	0	1,372	4,099	4,060	4,236	4,348	3,739	2,030
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO									
(Funds were first received in this option during May 2010)									
Value at beginning of period	$12.11	$10.98	$10.90						
Value at end of period	$12.68	$12.11	$10.98						
Number of accumulation units outstanding at end of period	0	0	5,288						
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$10.72	$11.06	$9.91	$7.73	$12.88	$12.26	$11.62	$10.89	
Value at end of period	$12.08	$10.72	$11.06	$9.91	$7.73	$12.88	$12.26	$11.62	
Number of accumulation units outstanding at end of period	1,371	347	471	471	473	474	126	101	

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING BOND PORTFOLIO									
(Funds were first received in this option during December 2008)									
Value at beginning of period	$10.60	$10.19	$9.76	$8.84	$8.64				
Value at end of period	$11.12	$10.60	$10.19	$9.76	$8.84				
Number of accumulation units outstanding at end of period	0	0	3,323	0	653				
ING CLARION GLOBAL REAL ESTATE PORTFOLIO									
(Fund first available during June 2006)									
Value at beginning of period	$10.05	$10.78	$9.44	$7.18	$12.42	$13.61	$11.01		
Value at end of period	$12.43	$10.05	$10.78	$9.44	$7.18	$12.42	$13.61		
Number of accumulation units outstanding at end of period	221	221	221	221	222	222	674		
ING CLARION REAL ESTATE PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$19.29	$17.89	$14.20	$10.61	$17.53	$21.65	$15.97	$13.89	$11.57
Value at end of period	$21.94	$19.29	$17.89	$14.20	$10.61	$17.53	$21.65	$15.97	$13.89
Number of accumulation units outstanding at end of period	0	0	256	256	256	256	308	529	640
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO									
(Fund first available during December 2006)									
Value at beginning of period	$9.59	$10.01	$8.11	$6.61	$10.18	$10.04	$10.10		
Value at end of period	$10.78	$9.59	$10.01	$8.11	$6.61	$10.18	$10.04		
Number of accumulation units outstanding at end of period	0	0	0	0	563	321	590		
ING DFA WORLD EQUITY PORTFOLIO									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$7.34	$8.21	$6.68	$5.57	$9.01				
Value at end of period	$8.53	$7.34	$8.21	$6.68	$5.57				
Number of accumulation units outstanding at end of period	0	0	0	0	656				
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$13.56	$15.47	$12.24	$8.93	$14.91	$13.23	$12.00	$11.20	
Value at end of period	$15.31	$13.56	$15.47	$12.24	$8.93	$14.91	$13.23	$12.00	
Number of accumulation units outstanding at end of period	0	0	0	618	618	618	839	215	
ING FRANKLIN INCOME PORTFOLIO									
(Fund first available during November 2006)									
Value at beginning of period	$11.21	$11.11	$9.99	$7.68	$11.03	$10.91	$10.75		
Value at end of period	$12.43	$11.21	$11.11	$9.99	$7.68	$11.03	$10.91		
Number of accumulation units outstanding at end of period	667	668	4,705	6,655	4,975	2,532	1,087		
ING FRANKLIN MUTUAL SHARES PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$9.72	$9.95	$9.06	$7.27	$11.87	$12.68			
Value at end of period	$10.87	$9.72	$9.95	$9.06	$7.27	$11.87			
Number of accumulation units outstanding at end of period	611	612	613	3,012	2,968	2,598			
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO									
(Funds were first received in this option during July 2007)									
Value at beginning of period	$8.26	$8.50	$7.80	$5.31	$9.60	$10.13			
Value at end of period	$9.43	$8.26	$8.50	$7.80	$6.08	$9.60			
Number of accumulation units outstanding at end of period	0	0	3,274	3,271	0	698			
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)									
(Fund first available during May 2005)									
Value at beginning of period	$17.66	$19.75	$16.49	$12.18	$20.97	$15.98	$13.37	$11.68	
Value at end of period	$16.89	$17.66	$19.75	$16.49	$12.18	$20.97	$15.98	$13.37	
Number of accumulation units outstanding at end of period	0	0	0	2,757	1,269	1,834	364	207	
ING GROWTH AND INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2009)									
Value at beginning of period	$8.56	$8.74	$7.80	$7.10					
Value at end of period	$9.73	$8.56	$8.74	$7.80					
Number of accumulation units outstanding at end of period	0	0	4,072	1,773					

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING INDEX PLUS LARGECAP PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$9.56	$9.74	$8.71	$7.19	$11.67	$11.31	$10.05	$9.71	$8.95
Value at end of period	$10.74	$9.56	$9.74	$8.71	$7.19	$11.67	$11.31	$10.05	$9.71
Number of accumulation units outstanding at end of period	0	0	4,825	6,691	7,388	7,569	8,161	9,343	12,634
ING INDEX PLUS MIDCAP PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$14.25	$14.68	$12.26	$9.47	$15.45	$14.91	$13.88	$12.72	$11.10
Value at end of period	$16.47	$14.25	$14.68	$12.26	$9.47	$15.45	$14.91	$13.88	$12.72
Number of accumulation units outstanding at end of period	0	0	5,612	7,239	7,724	9,373	10,691	13,571	16,319
ING INDEX PLUS SMALLCAP PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$14.11	$14.47	$12.00	$9.79	$14.99	$16.28	$14.57	$13.78	$11.50
Value at end of period	$15.57	$14.11	$14.47	$12.00	$9.79	$14.99	$16.28	$14.57	$13.78
Number of accumulation units outstanding at end of period	0	0	6,930	9,270	9,696	11,405	12,575	14,278	15,134
ING INTERMEDIATE BOND PORTFOLIO									
(Fund first available during February 2006)									
Value at beginning of period	$12.04	$11.40	$10.57	$9.65	$10.73	$10.31	$10.07		
Value at end of period	$12.93	$12.04	$11.40	$10.57	$9.65	$10.73	$10.31		
Number of accumulation units outstanding at end of period	0	0	2,813	0	0	1,575	2,632		
ING INTERNATIONAL INDEX PORTFOLIO									
(Funds were first received in this option during August 2009)									
Value at beginning of period	$6.95	$8.06	$7.60	$7.02					
Value at end of period	$8.10	$6.95	$8.06	$7.60					
Number of accumulation units outstanding at end of period	0	0	83	83					
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$11.76	$12.20	$10.77	$8.51	$13.60	$14.14	$12.40	$12.17	$10.59
Value at end of period	$13.74	$11.76	$12.20	$10.77	$8.51	$13.60	$14.14	$12.40	$12.17
Number of accumulation units outstanding at end of period	0	0	634	6,688	8,116	8,197	8,250	8,435	8,289
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$11.86	$12.21	$11.07	$9.19	$11.77				
Value at end of period	$13.14	$11.86	$12.21	$11.07	$9.19				
Number of accumulation units outstanding at end of period	0	0	362	2,023	3,024				
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO									
(Fund first available during November 2006)									
Value at beginning of period	$11.13	$11.55	$10.43	$8.54	$12.81	$12.68	$12.40		
Value at end of period	$12.55	$11.13	$11.55	$10.43	$8.54	$12.81	$12.68		
Number of accumulation units outstanding at end of period	0	0	0	1,029	1,030	941	942		
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO									
(Fund first available during February 2006)									
Value at beginning of period	$19.31	$23.99	$20.26	$11.99	$25.00	$18.34	$15.15		
Value at end of period	$22.64	$19.31	$23.99	$20.26	$11.99	$25.00	$18.34		
Number of accumulation units outstanding at end of period	186	0	240	1,504	2,430	3,774	1,858		
ING JPMORGAN MID CAP VALUE PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$17.00	$16.96	$14.01	$11.32	$17.18	$17.05	$14.86	$13.91	$11.72
Value at end of period	$20.09	$17.00	$16.96	$14.01	$11.32	$17.18	$17.05	$14.86	$13.91
Number of accumulation units outstanding at end of period	0	0	2,828	4,233	5,562	5,625	5,688	5,765	5,866
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$15.27	$15.72	$12.60	$10.05	$14.57	$15.05	$13.11	$12.84	$10.36
Value at end of period	$17.84	$15.27	$15.72	$12.60	$10.05	$14.57	$15.05	$13.11	$12.84
Number of accumulation units outstanding at end of period	0	0	535	1,422	1,446	1,608	1,648	2,535	2,162

Empire Traditions CFI 27

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)									
(Funds were first received in this option during July 2012)									
Value at beginning of period	$9.84								
Value at end of period	$10.31								
Number of accumulation units outstanding at end of period	402								
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)									
(Fund first available during May 2004)									
Value at beginning of period	$13.88	$13.79	$12.26	$8.74	$12.25	$11.15	$10.73	$10.47	
Value at end of period	$16.10	$13.88	$13.79	$12.26	$8.74	$12.25	$11.15	$10.73	
Number of accumulation units outstanding at end of period	0	0	465	461	490	524	519	510	
ING LIQUID ASSETS PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$15.90	$16.15	$16.40	$16.61	$16.47	$15.93	$15.46	$15.28	$15.38
Value at end of period	$15.66	$15.90	$16.15	$16.40	$16.61	$16.47	$15.93	$15.46	$15.28
Number of accumulation units outstanding at end of period	0	0	90,427	260,898	196,907	68,449	8,272	8,026	2,064
ING MARSICO GROWTH PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$11.89	$12.28	$10.41	$8.19	$13.95	$12.77			
Value at end of period	$13.17	$11.89	$12.28	$10.41	$8.19	$13.95			
Number of accumulation units outstanding at end of period	0	0	55	55	237	474			
ING MFS TOTAL RETURN PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$26.22	$26.22	$24.24	$20.88	$27.32	$26.68	$24.21	$23.89	$21.84
Value at end of period	$28.70	$26.22	$26.22	$24.24	$20.88	$27.32	$26.68	$24.21	$23.89
Number of accumulation units outstanding at end of period	0	0	5,841	11,830	13,742	14,655	14,847	16,011	16,599
ING MFS UTILITIES PORTFOLIO									
(Fund first available during September 2005)									
Value at beginning of period	$17.29	$16.50	$14.75	$11.28	$18.39	$14.66	$11.39	$11.41	
Value at end of period	$19.28	$17.29	$16.50	$14.75	$11.28	$18.39	$14.66	$11.39	
Number of accumulation units outstanding at end of period	0	0	1,915	4,921	4,966	3,652	4,079	3,823	
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO									
(Fund first available during December 2006)									
Value at beginning of period	$14.75	$13.74	$12.25	$9.65	$13.73	$12.71	$12.55		
Value at end of period	$16.82	$14.75	$13.74	$12.25	$9.65	$13.73	$12.71		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	475		
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)									
(Fund first available during May 2003)									
Value at beginning of period	$12.20	$13.49	$11.80	$8.59	$14.62	$13.93	$11.99	$10.06	
Value at end of period	$14.62	$12.20	$13.49	$11.80	$8.59	$14.62	$13.93	$11.99	
Number of accumulation units outstanding at end of period	0	0	1,722	2,216	2,272	2,215	2,232	2,988	
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)									
(Fund first available during February 2006)									
Value at beginning of period	$13.64	$15.12	$13.27	$9.67	$16.50	$15.76	$14.23		
Value at end of period	$16.30	$13.64	$15.12	$13.27	$9.67	$16.50	$15.76		
Number of accumulation units outstanding at end of period	0	0	10,132	14,568	16,629	21,252	28,687		
ING PIMCO HIGH YIELD PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$15.65	$15.22	$13.53	$9.20	$12.06	$11.91	$11.10	$10.81	$10.00
Value at end of period	$17.57	$15.65	$15.22	$13.53	$9.20	$12.06	$11.91	$11.10	$10.81
Number of accumulation units outstanding at end of period	0	0	2,759	6,539	7,103	7,811	7,815	8,675	8,034
ING PIMCO TOTAL RETURN BOND PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$18.56	$18.22	$17.18	$15.25	$14.86	$13.85	$13.48	$13.37	$12.94
Value at end of period	$19.87	$18.56	$18.22	$17.18	$15.25	$14.86	$13.85	$13.48	$13.37
Number of accumulation units outstanding at end of period	0	0	13,428	26,263	14,030	18,117	10,675	10,875	14,478

CFI 28

Empire Traditions

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING PIONEER FUND PORTFOLIO									
(Fund first available during September 2005)									
Value at beginning of period	$10.98	$11.69	$10.25	$8.38	$13.04	$12.61	$10.97	$10.65	
Value at end of period	$11.93	$10.98	$11.69	$10.25	$8.38	$13.04	$12.61	$10.97	
Number of accumulation units outstanding at end of period	0	0	0	25	25	26	26	26	
ING PIONEER MID CAP VALUE PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$11.02	$11.78	$10.15	$8.24	$12.51	$12.04	$10.89	$10.89	
Value at end of period	$12.05	$11.02	$11.78	$10.15	$8.24	$12.51	$12.04	$10.89	
Number of accumulation units outstanding at end of period	0	0	138	230	338	138	459	138	
ING RETIREMENT CONSERVATIVE PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$9.14	$8.83	$8.31	$8.25					
Value at end of period	$9.71	$9.14	$8.83	$8.31					
Number of accumulation units outstanding at end of period	0	0	0	6,389					
ING RETIREMENT GROWTH PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$10.01	$10.30	$9.37	$9.22					
Value at end of period	$11.14	$10.01	$10.30	$9.37					
Number of accumulation units outstanding at end of period	1,645	5,505	5,505	6,515					
ING RETIREMENT MODERATE GROWTH PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$10.37	$10.52	$9.63	$9.49					
Value at end of period	$11.39	$10.37	$10.52	$9.63					
Number of accumulation units outstanding at end of period	3,115	3,281	3,468	39,718					
ING RETIREMENT MODERATE PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$10.69	$10.63	$9.86	$9.75					
Value at end of period	$11.60	$10.69	$10.63	$9.86					
Number of accumulation units outstanding at end of period	0	0	14,822	25,879					
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$14.36	$14.04	$12.68	$10.84					
Value at end of period	$16.16	$14.36	$14.04	$12.68					
Number of accumulation units outstanding at end of period	0	0	715	4,218					
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$9.04	$8.99	$8.15	$6.95					
Value at end of period	$10.26	$9.04	$8.99	$8.15					
Number of accumulation units outstanding at end of period	0	0	10,189	13,056					
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$13.54	$13.67	$12.50	$10.64					
Value at end of period	$15.46	$13.54	$13.67	$12.50					
Number of accumulation units outstanding at end of period	0	0	2,413	4,538					
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO									
(Funds were first received in this option during August 2009)									
Value at beginning of period	$15.49	$16.09	$12.98	$11.56					
Value at end of period	$17.61	$15.49	$16.09	$12.98					
Number of accumulation units outstanding at end of period	715	0	0	801					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$10.14	$10.75	$8.66	$6.96	$10.04				
Value at end of period	$11.57	$10.14	$10.75	$8.66	$6.96				
Number of accumulation units outstanding at end of period	734	0	0	2,217	2,218				

Empire Traditions

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$13.57	$13.40	$11.94	$9.10	$12.75	$12.40	$10.99	$10.73	
Value at end of period	$15.30	$13.57	$13.40	$11.94	$9.10	$12.75	$12.40	$10.99	
Number of accumulation units outstanding at end of period	0	0	0	5,610	6,119	6,128	5,234	225	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$11.71	$12.00	$10.60	$8.61	$13.60	$13.41	$11.44	$11.18	$10.63
Value at end of period	$13.51	$11.71	$12.00	$10.60	$8.61	$13.60	$13.41	$11.44	$11.18
Number of accumulation units outstanding at end of period	0	0	0	975	976	889	923	38	107
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO									
(Fund first available during September 2005)									
Value at beginning of period	$11.71	$13.56	$12.11	$8.94	$17.98	$15.15	$12.40	$11.21	
Value at end of period	$13.69	$11.71	$13.56	$12.11	$8.94	$17.98	$15.15	$12.40	
Number of accumulation units outstanding at end of period	0	0	1,458	1,642	1,699	1,830	1,601	1,710	
ING TEMPLETON FOREIGN EQUITY PORTFOLIO									
(Funds were first received in this option during April 2007)									
Value at beginning of period	$8.89	$10.28	$9.62	$7.41	$12.67	$12.10			
Value at end of period	$10.38	$8.89	$10.28	$9.62	$7.41	$12.67			
Number of accumulation units outstanding at end of period	0	0	27,841	36,734	42,257	26,467			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO									
(Funds were first received in this option during April 2007)									
Value at beginning of period	$10.59	$11.41	$10.75	$8.26	$13.90	$14.44			
Value at end of period	$12.70	$10.59	$11.41	$10.75	$8.26	$13.90			
Number of accumulation units outstanding at end of period	211	212	11,042	14,557	16,839	22,384			
ING U.S. BOND INDEX PORTFOLIO									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$11.63	$11.04	$10.59	$10.19	$9.98				
Value at end of period	$11.86	$11.63	$11.04	$10.59	$10.19				
Number of accumulation units outstanding at end of period	0	0	4,313	5,988	4,532				
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO									
(Fund first available during February 2006)									
Value at beginning of period	$10.92	$11.40	$10.25	$7.91	$13.40	$13.48	$12.07		
Value at end of period	$12.17	$10.92	$11.40	$10.25	$7.91	$13.40	$13.48		
Number of accumulation units outstanding at end of period	0	0	146	147	149	150	151		
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$7.66	$8.09	$7.76	$6.07	$9.95				
Value at end of period	$8.68	$7.66	$8.09	$7.76	$6.07				
Number of accumulation units outstanding at end of period	0	0	0	0	932				
PROFUND VP EUROPE 30									
(Fund first available during May 2003)									
Value at beginning of period	$8.39	$9.35	$9.26	$7.11	$12.89	$11.43	$9.88	$9.28	$8.51
Value at end of period	$9.63	$8.39	$9.35	$9.26	$7.11	$12.89	$11.43	$9.88	$9.28
Number of accumulation units outstanding at end of period	0	0	238	237	237	244	244	244	244

CFI 30

Empire Traditions

Condensed Financial Information (continued)

Separate Account Annual Charges of 1.60%

	2012	2011	2010	2009	2008	2007	2006	2005	2004
BLACKROCK GLOBAL ALLOCATION V.I. FUND									
(Funds were first received in this option during June 2008)									
Value at beginning of period	$9.73	$10.26	$9.50	$7.98	$9.88				
Value at end of period	$10.52	$9.73	$10.26	$9.50	$7.98				
Number of accumulation units outstanding at end of period	923	934	6,410	6,324	3,490				
COLUMBIA SMALL CAP VALUE FUND VS									
(Fund first available during September 2005)									
Value at beginning of period	$12.77	$13.82	$11.11	$9.03	$12.78	$13.33	$11.35	$11.13	
Value at end of period	$13.98	$12.77	$13.82	$11.11	$9.03	$12.78	$13.33	$11.35	
Number of accumulation units outstanding at end of period	786	808	772	670	640	982	1,148	1,433	
FIDELITY® VIP CONTRAFUND® PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$13.57	$14.19	$12.33	$9.25	$16.40	$14.21	$12.96	$11.29	$10.52
Value at end of period	$15.51	$13.57	$14.19	$12.33	$9.25	$16.40	$14.21	$12.96	$11.29
Number of accumulation units outstanding at end of period	16,769	22,061	21,324	23,804	26,280	17,784	17,689	7,002	224
FIDELITY® VIP EQUITY-INCOME PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$10.73	$10.84	$9.58	$7.50	$13.32	$13.37	$11.33	$10.83	
Value at end of period	$12.36	$10.73	$10.84	$9.58	$7.50	$13.32	$13.37	$11.33	
Number of accumulation units outstanding at end of period	5,231	5,526	5,862	6,140	6,210	6,495	6,922	2,749	
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO									
(Funds were first received in this option during April 2010)									
Value at beginning of period	$9.53	$9.60	$9.07						
Value at end of period	$10.84	$9.53	$9.60						
Number of accumulation units outstanding at end of period	34	6,978	7,011						
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$13.13	$15.59	$14.85	$10.60	$18.73	$15.94	$13.69	$11.34	
Value at end of period	$15.15	$13.13	$15.59	$14.85	$10.60	$18.73	$15.94	$13.69	
Number of accumulation units outstanding at end of period	15,644	20,720	21,114	21,970	25,259	20,259	18,232	4,493	
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO									
(Funds were first received in this option during May 2009)									
Value at beginning of period	$14.39	$15.53	$14.01	$11.32					
Value at end of period	$16.01	$14.39	$15.53	$14.01					
Number of accumulation units outstanding at end of period	3,584	3,512	3,423	2,412					
ING BARON GROWTH PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$12.53	$12.46	$10.01	$7.52	$13.01	$12.46	$10.99	$10.74	
Value at end of period	$14.75	$12.53	$12.46	$10.01	$7.52	$13.01	$12.46	$10.99	
Number of accumulation units outstanding at end of period	9,461	12,574	9,618	13,745	9,460	8,210	6,547	6,304	
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$12.64	$12.26	$11.65	$9.86	$14.04	$13.15	$11.73	$10.79	
Value at end of period	$14.77	$12.64	$12.26	$11.65	$9.86	$14.04	$13.15	$11.73	
Number of accumulation units outstanding at end of period	1,200	732	733	735	2,245	3,505	484	484	
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO									
(Funds were first received in this option during August 2011)									
Value at beginning of period	$12.10	$11.86							
Value at end of period	$12.66	$12.10							
Number of accumulation units outstanding at end of period	5,717	10,851							

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$10.68	$11.03	$9.88	$7.71	$12.86	$13.36			
Value at end of period	$12.03	$10.68	$11.03	$9.88	$7.71	$12.86			
Number of accumulation units outstanding at end of period	159	163	141	117	722	1,539			
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$9.98	$11.34	$9.75	$6.49	$9.99				
Value at end of period	$10.56	$9.98	$11.34	$9.75	$6.49				
Number of accumulation units outstanding at end of period	12,657	14,500	14,891	12,144	5,610				
ING BOND PORTFOLIO									
(Funds were first received in this option during November 2008)									
Value at beginning of period	$10.58	$10.17	$9.75	$8.83	$8.63				
Value at end of period	$11.09	$10.58	$10.17	$9.75	$8.83				
Number of accumulation units outstanding at end of period	11,550	14,002	14,830	13,907	381				
ING CLARION GLOBAL REAL ESTATE PORTFOLIO									
(Fund first available during September 2006)									
Value at beginning of period	$10.02	$10.75	$9.42	$7.17	$12.41	$13.61	$11.86		
Value at end of period	$12.38	$10.02	$10.75	$9.42	$7.17	$12.41	$13.61		
Number of accumulation units outstanding at end of period	6,747	6,918	9,330	9,965	11,264	11,108	514		
ING CLARION REAL ESTATE PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$16.41	$15.22	$12.09	$9.04	$14.95	$18.46	$13.63	$11.63	
Value at end of period	$18.65	$16.41	$15.22	$12.09	$9.04	$14.95	$18.46	$13.63	
Number of accumulation units outstanding at end of period	4,292	5,666	7,197	7,825	8,539	9,277	14,384	3,358	
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO									
(Funds were first received in this option during January 2007)									
Value at beginning of period	$9.56	$9.98	$8.10	$6.60	$10.17	$9.99			
Value at end of period	$10.74	$9.56	$9.98	$8.10	$6.60	$10.17			
Number of accumulation units outstanding at end of period	654	674	683	2,648	2,699	2,303			
ING DAVIS NEW YORK VENTURE PORTFOLIO									
(Fund first available during December 2006)									
Value at beginning of period	$9.12	$9.72	$8.81	$6.80	$11.38	$11.10	$11.01		
Value at end of period	$10.07	$9.12	$9.72	$8.81	$6.80	$11.38	$11.10		
Number of accumulation units outstanding at end of period	838	840	811	784	653	545	545		
ING DFA WORLD EQUITY PORTFOLIO									
(Funds were first received in this option during April 2012)									
Value at beginning of period	$7.90								
Value at end of period	$8.51								
Number of accumulation units outstanding at end of period	1,554								
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$13.51	$15.42	$12.21	$8.91	$14.89	$13.21	$12.00	$11.46	
Value at end of period	$15.24	$13.51	$15.42	$12.21	$8.91	$14.89	$13.21	$12.00	
Number of accumulation units outstanding at end of period	4,323	6,273	5,895	4,115	2,701	2,718	11,106	1,890	
ING FRANKLIN INCOME PORTFOLIO									
(Fund first available during July 2006)									
Value at beginning of period	$11.18	$11.08	$9.97	$7.67	$11.02	$10.91	$10.09		
Value at end of period	$12.38	$11.18	$11.08	$9.97	$7.67	$11.02	$10.91		
Number of accumulation units outstanding at end of period	10,308	11,725	10,636	11,594	9,984	8,586	377		

CFI 32

Empire Traditions

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING FRANKLIN MUTUAL SHARES PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$9.70	$9.93	$9.05	$7.27	$11.87	$12.76			
Value at end of period	$10.84	$9.70	$9.93	$9.05	$7.27	$11.87			
Number of accumulation units outstanding at end of period	3,414	4,761	8,049	8,621	8,051	7,106			
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$8.24	$8.48	$7.78	$6.07	$9.59	$10.08			
Value at end of period	$9.40	$8.24	$8.48	$7.78	$6.07	$9.59			
Number of accumulation units outstanding at end of period	30,556	36,007	33,719	31,558	31,638	11,065			
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)									
(Funds were first received in this option during February 2011)									
Value at beginning of period	$8.84	$10.43							
Value at end of period	$8.42	$8.84							
Number of accumulation units outstanding at end of period	1,321	1,331							
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)									
(Fund first available during May 2005)									
Value at beginning of period	$17.60	$19.69	$16.45	$12.15	$20.94	$15.97	$13.36	$10.95	
Value at end of period	$16.82	$17.60	$19.69	$16.45	$12.15	$20.94	$15.97	$13.36	
Number of accumulation units outstanding at end of period	10,355	10,490	10,767	11,879	13,105	11,491	6,805	1,405	
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)									
(Funds were first received in this option during January 2011)									
Value at beginning of period	$9.55	$9.99							
Value at end of period	$10.82	$9.55							
Number of accumulation units outstanding at end of period	29,348	37,675							
ING GROWTH AND INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2009)									
Value at beginning of period	$8.54	$8.73	$7.79	$7.10					
Value at end of period	$9.71	$8.54	$8.73	$7.79					
Number of accumulation units outstanding at end of period	13,669	14,175	109	109					
ING HANG SENG INDEX PORTFOLIO									
(Funds were first received in this option during August 2009)									
Value at beginning of period	$10.99	$13.70	$12.94	$12.08					
Value at end of period	$13.89	$10.99	$13.70	$12.94					
Number of accumulation units outstanding at end of period	3,904	4,024	4,005	2,490					
ING INDEX PLUS LARGECAP PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$10.76	$10.97	$9.81	$8.11	$13.16	$12.77	$11.35	$10.82	
Value at end of period	$12.08	$10.76	$10.97	$9.81	$8.11	$13.16	$12.77	$11.35	
Number of accumulation units outstanding at end of period	135	65	66	206	565	980	1,032	1,014	
ING INDEX PLUS MIDCAP PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$12.74	$13.13	$10.97	$8.48	$13.84	$13.37	$12.45	$11.41	$10.44
Value at end of period	$14.71	$12.74	$13.13	$10.97	$8.48	$13.84	$13.37	$12.45	$11.41
Number of accumulation units outstanding at end of period	1,880	1,924	2,358	2,899	3,609	4,212	3,880	3,109	119
ING INDEX PLUS SMALLCAP PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$11.95	$12.27	$10.18	$8.31	$12.73	$13.83	$12.39	$12.01	
Value at end of period	$13.19	$11.95	$12.27	$10.18	$8.31	$12.73	$13.83	$12.39	
Number of accumulation units outstanding at end of period	1,901	2,586	2,719	2,984	3,358	3,843	3,468	2,246	
ING INTERMEDIATE BOND PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$12.00	$11.36	$10.54	$9.63	$10.71	$10.30	$10.09	$10.13	
Value at end of period	$12.88	$12.00	$11.36	$10.54	$9.63	$10.71	$10.30	$10.09	
Number of accumulation units outstanding at end of period	27,690	20,264	51,676	19,733	30,952	9,085	8,593	346	

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING INTERNATIONAL INDEX PORTFOLIO									
(Funds were first received in this option during August 2009)									
Value at beginning of period	$6.93	$8.04	$7.60	$7.02					
Value at end of period	$8.08	$6.93	$8.04	$7.60					
Number of accumulation units outstanding at end of period	363	367	372	376					
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$10.73	$11.14	$9.83	$7.77	$12.44	$12.93	$11.34	$11.14	$10.40
Value at end of period	$12.53	$10.73	$11.14	$9.83	$7.77	$12.44	$12.93	$11.34	$11.14
Number of accumulation units outstanding at end of period	10,965	12,314	13,264	12,975	9,704	9,365	5,255	6,100	174
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$11.82	$12.17	$11.04	$9.17	$12.19	$12.00	$10.84	$10.65	
Value at end of period	$13.08	$11.82	$12.17	$11.04	$9.17	$12.19	$12.00	$10.84	
Number of accumulation units outstanding at end of period	2,111	2,023	2,339	1,933	1,898	2,132	2,852	1,378	
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$11.08	$11.51	$10.40	$8.53	$12.79	$12.67	$11.10	$10.42	
Value at end of period	$12.49	$11.08	$11.51	$10.40	$8.53	$12.79	$12.67	$11.10	
Number of accumulation units outstanding at end of period	2,068	2,093	2,567	2,861	2,822	1,234	1,265	1,317	
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$19.23	$23.92	$20.20	$11.97	$24.96	$18.32	$13.71	$10.97	
Value at end of period	$22.54	$19.23	$23.92	$20.20	$11.97	$24.96	$18.32	$13.71	
Number of accumulation units outstanding at end of period	21,016	21,181	20,888	22,036	21,524	22,839	11,012	2,248	
ING JPMORGAN MID CAP VALUE PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$13.61	$13.59	$11.23	$9.08	$13.78	$13.69	$11.94	$11.59	
Value at end of period	$16.08	$13.61	$13.59	$11.23	$9.08	$13.78	$13.69	$11.94	
Number of accumulation units outstanding at end of period	337	10,938	2,732	3,271	3,206	3,186	3,380	2,826	
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$14.03	$14.45	$11.59	$9.25	$13.41	$13.87	$12.08	$11.84	
Value at end of period	$16.38	$14.03	$14.45	$11.59	$9.25	$13.41	$13.87	$12.08	
Number of accumulation units outstanding at end of period	6,208	5,815	5,625	3,946	3,233	3,573	2,630	1,248	
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)									
(Funds were first received in this option during July 2012)									
Value at beginning of period	$9.84								
Value at end of period	$10.31								
Number of accumulation units outstanding at end of period	38,275								
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)									
(Fund first available during May 2003)									
Value at beginning of period	$14.88	$14.79	$13.15	$9.38	$13.16	$11.98	$11.53	$10.63	
Value at end of period	$17.25	$14.88	$14.79	$13.15	$9.38	$13.16	$11.98	$11.53	
Number of accumulation units outstanding at end of period	3,771	4,035	3,620	0	0	0	507	22	
ING LIQUID ASSETS PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$10.36	$10.52	$10.69	$10.83	$10.75	$10.41	$10.10	$10.01	
Value at end of period	$10.19	$10.36	$10.52	$10.69	$10.83	$10.75	$10.41	$10.10	
Number of accumulation units outstanding at end of period	31,748	37,284	27,044	24,235	29,543	23,791	19,590	1,930	
ING MARSICO GROWTH PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$12.07	$12.47	$10.58	$8.33	$14.19	$12.63	$12.23	$10.77	$10.73
Value at end of period	$13.37	$12.07	$12.47	$10.58	$8.33	$14.19	$12.63	$12.23	$11.84
Number of accumulation units outstanding at end of period	1,161	4,136	4,485	4,226	3,862	3,624	3,653	5,915	90

CFI 34

Empire Traditions

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING MFS TOTAL RETURN PORTFOLIO (Fund first available during May 2003)									
Value at beginning of period	$11.75	$11.75	$10.87	$9.37	$12.26	$11.98	$10.88	$10.74	$10.14
Value at end of period	$12.85	$11.75	$11.75	$10.87	$9.37	$12.26	$11.98	$10.88	$10.74
Number of accumulation units outstanding at end of period	10,104	10,494	11,139	12,415	17,160	17,675	8,263	7,898	1,480
ING MFS UTILITIES PORTFOLIO (Fund first available during September 2005)									
Value at beginning of period	$17.22	$16.45	$14.71	$11.26	$18.36	$14.65	$11.38	$11.48	
Value at end of period	$19.20	$17.22	$16.45	$14.71	$11.26	$18.36	$14.65	$11.38	
Number of accumulation units outstanding at end of period	11,074	11,821	10,042	10,695	12,239	11,316	19,478	945	
ING MIDCAP OPPORTUNITIES PORTFOLIO (Funds were first received in this option during April 2008)									
Value at beginning of period	$11.21	$11.48	$8.97	$6.47	$10.05				
Value at end of period	$12.56	$11.21	$11.48	$8.97	$6.47				
Number of accumulation units outstanding at end of period	2,575	2,695	1,627	667	908				
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (Funds were first received in this option during January 2007)									
Value at beginning of period	$14.70	$13.69	$12.22	$9.63	$13.71	$12.96			
Value at end of period	$16.74	$14.70	$13.69	$12.22	$9.63	$13.71			
Number of accumulation units outstanding at end of period	356	321	49	307	239	2,537			
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO (Funds were first received in this option during January 2010)									
Value at beginning of period	$14.12	$15.01	$13.70						
Value at end of period	$15.67	$14.12	$15.01						
Number of accumulation units outstanding at end of period	406	566	566						
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I) (Fund first available during May 2003)									
Value at beginning of period	$12.16	$13.44	$11.77	$8.57	$14.59	$13.92	$11.99	$10.06	
Value at end of period	$14.55	$12.16	$13.44	$11.77	$8.57	$14.59	$13.92	$11.99	
Number of accumulation units outstanding at end of period	0	0	0	0	799	787	716	220	
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S) (Fund first available during May 2003)									
Value at beginning of period	$13.00	$14.41	$12.65	$9.23	$15.75	$15.05	$13.01	$11.62	
Value at end of period	$15.51	$13.00	$14.41	$12.65	$9.23	$15.75	$15.05	$13.01	
Number of accumulation units outstanding at end of period	4,420	5,522	5,555	5,851	9,447	8,710	2,617	3,799	
ING PIMCO HIGH YIELD PORTFOLIO (Fund first available during May 2003)									
Value at beginning of period	$15.14	$14.74	$13.11	$8.92	$11.70	$11.56	$10.78	$10.50	$10.18
Value at end of period	$16.99	$15.14	$14.74	$13.11	$8.92	$11.70	$11.56	$10.78	$10.50
Number of accumulation units outstanding at end of period	7,476	8,011	7,455	7,043	7,690	8,392	5,090	436	68
ING PIMCO TOTAL RETURN BOND PORTFOLIO (Fund first available during May 2003)									
Value at beginning of period	$14.02	$13.77	$12.99	$11.54	$11.25	$10.49	$10.22	$10.26	
Value at end of period	$15.00	$14.02	$13.77	$12.99	$11.54	$11.25	$10.49	$10.22	
Number of accumulation units outstanding at end of period	35,048	22,112	22,888	24,521	36,066	21,204	10,522	3,730	
ING PIONEER FUND PORTFOLIO (Funds were first received in this option during March 2008)									
Value at beginning of period	$10.94	$11.65	$10.22	$8.37	$12.25				
Value at end of period	$11.88	$10.94	$11.65	$10.22	$8.37				
Number of accumulation units outstanding at end of period	0	0	0	0	491				
ING PIONEER MID CAP VALUE PORTFOLIO (Fund first available during May 2005)									
Value at beginning of period	$10.98	$11.75	$10.12	$8.22	$12.49	$12.03	$10.88	$10.72	
Value at end of period	$12.00	$10.98	$11.75	$10.12	$8.22	$12.49	$12.03	$10.88	
Number of accumulation units outstanding at end of period	1,080	1,087	1,094	2,420	2,595	1,656	2,395	2,342	

CFI 35

Empire Traditions

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING RETIREMENT CONSERVATIVE PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$9.13	$8.82	$8.31	$8.25					
Value at end of period	$9.70	$9.13	$8.82	$8.31					
Number of accumulation units outstanding at end of period	0	0	0	51,223					
ING RETIREMENT GROWTH PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$10.00	$10.29	$9.37	$9.21					
Value at end of period	$11.12	$10.00	$10.29	$9.37					
Number of accumulation units outstanding at end of period	69,912	73,293	86,630	97,314					
ING RETIREMENT MODERATE GROWTH PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$10.36	$10.52	$9.63	$9.49					
Value at end of period	$11.37	$10.36	$10.52	$9.63					
Number of accumulation units outstanding at end of period	197,616	207,377	205,476	212,960					
ING RETIREMENT MODERATE PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$10.68	$10.62	$9.86	$9.75					
Value at end of period	$11.58	$10.68	$10.62	$9.86					
Number of accumulation units outstanding at end of period	58,297	61,892	60,356	93,972					
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$14.34	$14.02	$12.67	$10.84					
Value at end of period	$16.12	$14.34	$14.02	$12.67					
Number of accumulation units outstanding at end of period	526	520	526	532					
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$9.02	$8.97	$8.14	$6.94					
Value at end of period	$10.23	$9.02	$8.97	$8.14					
Number of accumulation units outstanding at end of period	9,984	7,957	8,506	8,880					
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$13.52	$13.66	$12.49	$10.64					
Value at end of period	$15.42	$13.52	$13.66	$12.49					
Number of accumulation units outstanding at end of period	3,568	4,086	4,136	4,035					
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO									
(Funds were first received in this option during August 2009)									
Value at beginning of period	$15.47	$16.07	$12.98	$11.56					
Value at end of period	$17.58	$15.47	$16.07	$12.98					
Number of accumulation units outstanding at end of period	2,116	2,313	1,988	1,931					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$10.12	$10.89	$8.66	$6.67					
Value at end of period	$11.54	$10.12	$10.74	$8.66					
Number of accumulation units outstanding at end of period	395	6,092	0	7,258					
ING SMALL COMPANY PORTFOLIO									
(Funds were first received in this option during November 2008)									
Value at beginning of period	$10.44	$10.91	$8.94	$7.14	$7.21				
Value at end of period	$11.74	$10.44	$10.91	$8.94	$7.14				
Number of accumulation units outstanding at end of period	0	0	0	4,481	375				
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$13.52	$13.36	$11.90	$9.08	$12.73	$12.39	$10.98	$10.45	
Value at end of period	$15.23	$13.52	$13.36	$11.90	$9.08	$12.73	$12.39	$10.98	
Number of accumulation units outstanding at end of period	21,706	31,507	23,208	26,649	26,541	16,953	13,760	5,445	

Empire Traditions

CFI 36

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$11.49	$11.78	$10.42	$8.47	$13.39	$13.20	$11.27	$10.63	
Value at end of period	$13.26	$11.49	$11.78	$10.42	$8.47	$13.39	$13.20	$11.27	
Number of accumulation units outstanding at end of period	6,168	9,799	9,627	15,239	12,121	11,227	11,229	9,574	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$9.01	$9.28	$8.09	$5.76	$10.16	$10.10			
Value at end of period	$10.51	$9.01	$9.28	$8.09	$5.76	$10.16			
Number of accumulation units outstanding at end of period	4,502	4,516	4,515	1,431	896	871			
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO									
(Fund first available during September 2005)									
Value at beginning of period	$11.66	$13.52	$12.08	$8.92	$17.95	$15.13	$12.40	$11.21	
Value at end of period	$13.63	$11.66	$13.52	$12.08	$8.92	$17.95	$15.13	$12.40	
Number of accumulation units outstanding at end of period	850	13,340	7,758	5,334	11,909	10,671	11,949	3,147	
ING TEMPLETON FOREIGN EQUITY PORTFOLIO									
(Fund first available during November 2006)									
Value at beginning of period	$8.86	$10.26	$9.60	$7.40	$12.66	$11.17	$10.42		
Value at end of period	$10.34	$8.86	$10.26	$9.60	$7.40	$12.66	$11.17		
Number of accumulation units outstanding at end of period	8,523	4,569	6,164	6,643	6,691	2,006	1,055		
ING TEMPLETON GLOBAL GROWTH PORTFOLIO									
(Fund first available during March 2006)									
Value at beginning of period	$10.55	$11.37	$10.73	$8.24	$13.88	$13.78	$12.11		
Value at end of period	$12.64	$10.55	$11.37	$10.73	$8.24	$13.88	$13.78		
Number of accumulation units outstanding at end of period	3,541	3,734	4,828	4,647	7,640	4,264	2,990		
ING U.S. BOND INDEX PORTFOLIO									
(Funds were first received in this option during October 2008)									
Value at beginning of period	$11.60	$11.02	$10.58	$10.19	$9.71				
Value at end of period	$11.83	$11.60	$11.02	$10.58	$10.19				
Number of accumulation units outstanding at end of period	593	738	728	685	114				
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO									
(Funds were first received in this option during December 2012)									
Value at beginning of period	$11.92								
Value at end of period	$12.08								
Number of accumulation units outstanding at end of period	34								
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$7.64	$8.08	$7.76	$6.07	$9.83				
Value at end of period	$8.66	$7.64	$8.08	$7.76	$6.07				
Number of accumulation units outstanding at end of period	387	437	427	3,732	3,795				
PROFUND VP EUROPE 30									
(Fund first available during September 2006)									
Value at beginning of period	$10.20	$11.37	$11.26	$8.65	$15.70	$13.93	$12.53	$11.32	$11.32
Value at end of period	$11.70	$10.20	$11.37	$11.26	$8.65	$15.70	$13.93	$12.53	$11.32
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	413	0	18,775
PROFUND VP RISING RATES OPPORTUNITY									
(Fund first available during September 2006)									
Value at beginning of period	$3.49	$5.67	$6.86	$5.28	$8.64	$9.27	$9.17		
Value at end of period	$3.19	$3.49	$5.67	$6.86	$5.28	$8.64	$9.27		
Number of accumulation units outstanding at end of period	373	1,693	0	1,480	1,576	1,531	1,329		

CFI 37

Empire Traditions

Condensed Financial Information (continued)

Separate Account Annual Charges of 1.75%

	2012	2011	2010	2009	2008	2007	2006	2005	2004
BLACKROCK GLOBAL ALLOCATION V.I. FUND									
(Funds were first received in this option during June 2008)									
Value at beginning of period	$9.67	$10.22	$9.47	$7.97	$9.91				
Value at end of period	$10.45	$9.67	$10.22	$9.47	$7.97				
Number of accumulation units outstanding at end of period	23,591	32,026	33,720	26,799	17,124				
COLUMBIA SMALL CAP VALUE FUND VS									
(Fund first available during September 2005)									
Value at beginning of period	$12.65	$13.71	$11.03	$8.98	$12.73	$13.30	$11.34	$11.27	
Value at end of period	$13.82	$12.65	$13.71	$11.03	$8.98	$12.73	$13.30	$11.34	
Number of accumulation units outstanding at end of period	0	669	985	1,899	1,923	2,069	1,950	4,020	
FIDELITY® VIP CONTRAFUND® PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$14.60	$15.28	$13.30	$9.99	$17.74	$15.40	$14.06	$12.27	$10.84
Value at end of period	$16.65	$14.60	$15.28	$13.30	$9.99	$17.74	$15.40	$14.06	$12.27
Number of accumulation units outstanding at end of period	66,656	86,733	138,622	156,811	175,122	116,527	113,409	46,372	16,055
FIDELITY® VIP EQUITY-INCOME PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$10.60	$10.72	$9.49	$7.44	$13.24	$13.30	$11.29	$10.88	$9.96
Value at end of period	$12.19	$10.60	$10.72	$9.49	$7.44	$13.24	$13.30	$11.29	$10.88
Number of accumulation units outstanding at end of period	9,943	17,770	69,842	82,046	98,655	113,026	114,112	102,475	44,415
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO									
(Funds were first received in this option during June 2008)									
Value at beginning of period	$9.48	$9.57	$8.69	$7.17	$10.13				
Value at end of period	$10.76	$9.48	$9.57	$8.69	$7.17				
Number of accumulation units outstanding at end of period	19,372	109,008	5,659	6,647	4,521				
ING AMERICAN FUNDS GLOBAL GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during February 2011)									
Value at beginning of period	$9.29	$10.34							
Value at end of period	$10.66	$9.29							
Number of accumulation units outstanding at end of period	0	672							
ING AMERICAN FUNDS INTERNATIONAL GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during July 2011)									
Value at beginning of period	$8.79	$10.02							
Value at end of period	$9.98	$8.79							
Number of accumulation units outstanding at end of period	279	285							
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$15.29	$18.17	$17.34	$12.40	$21.93	$18.69	$16.07	$13.53	$11.60
Value at end of period	$17.62	$15.29	$18.17	$17.34	$12.40	$21.93	$18.69	$16.07	$13.53
Number of accumulation units outstanding at end of period	35,124	47,276	59,770	63,082	74,084	39,951	28,257	27,231	14,401
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$14.33	$15.49	$13.99	$12.51					
Value at end of period	$15.91	$14.33	$15.49	$13.99					
Number of accumulation units outstanding at end of period	365	552	918	547					
ING BALANCED PORTFOLIO									
Value at beginning of period	$9.63	$9.96	$8.91	$7.62	$10.82	$10.46			
Value at end of period	$10.74	$9.63	$9.96	$8.91	$7.62	$10.82			
Number of accumulation units outstanding at end of period	0	0	203	1,993	1,868	2,457			

CFI 38

Empire Traditions

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING BARON GROWTH PORTFOLIO									
(Fund first available during September 2005)									
Value at beginning of period	$12.41	$12.35	$9.94	$7.48	$12.96	$12.43	$10.98	$10.72	
Value at end of period	$14.59	$12.41	$12.35	$9.94	$7.48	$12.96	$12.43	$10.98	
Number of accumulation units outstanding at end of period	8,829	11,662	14,431	14,473	13,823	5,301	2,137	719	
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$11.45	$11.12	$10.58	$8.97	$12.80	$12.00	$10.72	$9.88	$8.97
Value at end of period	$13.36	$11.45	$11.12	$10.58	$8.97	$12.80	$12.00	$10.72	$9.88
Number of accumulation units outstanding at end of period	6,041	8,382	11,611	14,048	23,335	13,018	11,716	11,260	1,230
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO									
(Funds were first received in this option during May 2009)									
Value at beginning of period	$12.05	$10.94	$10.56	$9.99					
Value at end of period	$12.59	$12.05	$10.94	$10.56					
Number of accumulation units outstanding at end of period	40,372	79,194	32,224	22,268					
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$10.58	$10.94	$9.81	$7.67	$12.81	$12.21	$11.60	$11.19	
Value at end of period	$11.89	$10.58	$10.94	$9.81	$7.67	$12.81	$12.21	$11.60	
Number of accumulation units outstanding at end of period	16,441	11,111	13,485	17,939	21,325	4,553	3,152	3,081	
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$9.92	$11.29	$9.73	$6.49	$9.99				
Value at end of period	$10.49	$9.92	$11.29	$9.73	$6.49				
Number of accumulation units outstanding at end of period	16,079	17,437	18,793	16,750	18,703				
ING BOND PORTFOLIO									
(Funds were first received in this option during March 2008)									
Value at beginning of period	$10.52	$10.13	$9.72	$8.82	$9.83				
Value at end of period	$11.01	$10.52	$10.13	$9.72	$8.82				
Number of accumulation units outstanding at end of period	55,612	57,939	66,285	63,146	49,468				
ING CLARION GLOBAL REAL ESTATE PORTFOLIO									
(Fund first available during December 2006)									
Value at beginning of period	$9.93	$10.68	$9.37	$7.14	$12.38	$13.59	$13.26		
Value at end of period	$12.26	$9.93	$10.68	$9.37	$7.14	$12.38	$13.59		
Number of accumulation units outstanding at end of period	10,766	14,611	16,079	16,979	23,960	18,188	6,795		
ING CLARION REAL ESTATE PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$18.99	$17.65	$14.03	$10.51	$17.40	$21.53	$15.92	$13.87	$10.86
Value at end of period	$21.56	$18.99	$17.65	$14.03	$10.51	$17.40	$21.53	$15.92	$13.87
Number of accumulation units outstanding at end of period	2,725	5,932	8,771	10,772	11,635	12,903	10,470	8,708	4,329
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO									
(Fund first available during May 2006)									
Value at beginning of period	$9.48	$9.91	$8.05	$6.57	$10.15	$10.03	$9.44		
Value at end of period	$10.64	$9.48	$9.91	$8.05	$6.57	$10.15	$10.03		
Number of accumulation units outstanding at end of period	3,720	4,677	6,381	6,745	6,368	5,007	1,307		
ING DAVIS NEW YORK VENTURE PORTFOLIO									
(Fund first available during February 2006)									
Value at beginning of period	$9.03	$9.65	$8.76	$6.77	$11.34	$11.08	$9.86		
Value at end of period	$9.96	$9.03	$9.65	$8.76	$6.77	$11.34	$11.08		
Number of accumulation units outstanding at end of period	30,324	34,506	36,976	37,350	38,967	7,422	3,323		

Empire Traditions

CFI 39

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING DFA WORLD EQUITY PORTFOLIO									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$7.28	$8.16	$6.65	$5.56	$9.05				
Value at end of period	$8.44	$7.28	$8.16	$6.65	$5.56				
Number of accumulation units outstanding at end of period	7,636	7,236	7,779	8,547	9,528				
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$13.38	$15.29	$12.13	$8.87	$14.83	$13.18	$11.99	$11.09	
Value at end of period	$15.07	$13.38	$15.29	$12.13	$8.87	$14.83	$13.18	$11.99	
Number of accumulation units outstanding at end of period	25,656	27,113	30,723	37,078	39,804	9,861	5,508	1,774	
ING FRANKLIN INCOME PORTFOLIO									
(Fund first available during December 2006)									
Value at beginning of period	$11.08	$11.00	$9.91	$7.64	$10.99	$10.90	$10.88		
Value at end of period	$12.26	$11.08	$11.00	$9.91	$7.64	$10.99	$10.90		
Number of accumulation units outstanding at end of period	89,610	261,908	90,606	90,356	89,829	68,290	10,294		
ING FRANKLIN MUTUAL SHARES PORTFOLIO									
(Funds were first received in this option during June 2007)									
Value at beginning of period	$9.63	$9.88	$9.01	$7.25	$11.86	$12.69			
Value at end of period	$10.75	$9.63	$9.88	$9.01	$7.25	$11.86			
Number of accumulation units outstanding at end of period	27,664	30,363	33,194	33,702	39,063	16,600			
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO									
(Funds were first received in this option during June 2007)									
Value at beginning of period	$8.19	$8.44	$7.75	$6.06	$9.58	$10.03			
Value at end of period	$9.32	$8.19	$8.44	$7.75	$6.06	$9.58			
Number of accumulation units outstanding at end of period	91,619	92,320	95,946	95,148	85,823	67,967			
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)									
(Funds were first received in this option during May 2011)									
Value at beginning of period	$8.83	$10.45							
Value at end of period	$8.40	$8.83							
Number of accumulation units outstanding at end of period	20,955	3,794							
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)									
(Fund first available during May 2005)									
Value at beginning of period	$17.43	$19.52	$16.33	$12.09	$20.85	$15.93	$13.35	$13.18	
Value at end of period	$16.63	$17.43	$19.52	$16.33	$12.09	$20.85	$15.93	$13.35	
Number of accumulation units outstanding at end of period	42,709	54,503	83,358	90,895	135,835	12,207	4,546	416	
ING GROWTH AND INCOME CORE PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$8.09	$9.48	$8.66	$6.09	$10.28	$9.76	$8.50	$8.52	$8.02
Value at end of period	$8.69	$8.09	$9.48	$8.66	$6.09	$10.28	$9.76	$8.50	$8.52
Number of accumulation units outstanding at end of period	0	0	213	214	235	308	370	1,966	2,044
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)									
(Funds were first received in this option during January 2011)									
Value at beginning of period	$9.54	$9.99							
Value at end of period	$10.79	$9.54							
Number of accumulation units outstanding at end of period	90,111	134,630							
ING GROWTH AND INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during December 2008)									
Value at beginning of period	$8.49	$8.69	$7.77	$6.08	$5.84				
Value at end of period	$9.63	$8.49	$8.69	$7.77	$6.08				
Number of accumulation units outstanding at end of period	25,671	31,056	25,328	21,523	1,117				
ING HANG SENG INDEX PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$10.95	$13.66	$12.93	$13.33					
Value at end of period	$13.81	$10.95	$13.66	$12.93					
Number of accumulation units outstanding at end of period	9	9	9	10					

Empire Traditions

CFI 40

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING INDEX PLUS LARGECAP PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$9.36	$9.56	$8.56	$7.08	$11.52	$11.19	$9.96	$9.64	$8.90
Value at end of period	$10.49	$9.36	$9.56	$8.56	$7.08	$11.52	$11.19	$9.96	$9.64
Number of accumulation units outstanding at end of period	2,689	5,164	12,719	15,752	16,265	19,475	19,376	16,141	9,183
ING INDEX PLUS MIDCAP PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$13.95	$14.40	$12.05	$9.33	$15.25	$14.75	$13.75	$12.63	$11.05
Value at end of period	$16.09	$13.95	$14.40	$12.05	$9.33	$15.25	$14.75	$13.75	$12.63
Number of accumulation units outstanding at end of period	1,838	4,000	9,980	15,664	21,398	22,701	18,784	22,970	16,939
ING INDEX PLUS SMALLCAP PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$13.81	$14.19	$11.80	$9.64	$14.79	$16.10	$14.44	$13.69	$11.44
Value at end of period	$15.22	$13.81	$14.19	$11.80	$9.64	$14.79	$16.10	$14.44	$13.69
Number of accumulation units outstanding at end of period	3,395	5,626	19,652	22,653	26,984	28,177	23,049	31,178	22,926
ING INTERMEDIATE BOND PORTFOLIO									
(Fund first available during January 2006)									
Value at beginning of period	$11.88	$11.27	$10.47	$9.58	$10.67	$10.27	$10.12		
Value at end of period	$12.73	$11.88	$11.27	$10.47	$9.58	$10.67	$10.27		
Number of accumulation units outstanding at end of period	63,122	52,094	52,876	48,960	41,886	14,737	13,225		
ING INTERNATIONAL INDEX PORTFOLIO									
(Funds were first received in this option during February 2009)									
Value at beginning of period	$6.89	$8.01	$7.58	$4.74					
Value at end of period	$8.03	$6.89	$8.01	$7.58					
Number of accumulation units outstanding at end of period	38,124	13,816	15,403	14,631					
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$11.54	$11.99	$10.60	$8.39	$13.45	$14.01	$12.30	$12.10	$10.55
Value at end of period	$13.45	$11.54	$11.99	$10.60	$8.39	$13.45	$14.01	$12.30	$12.10
Number of accumulation units outstanding at end of period	822	1,580	4,753	4,755	4,865	4,665	6,320	4,566	2,111
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$11.70	$12.07	$10.96	$9.12	$12.14	$11.97	$10.83	$10.64	
Value at end of period	$12.94	$11.70	$12.07	$10.96	$9.12	$12.14	$11.97	$10.83	
Number of accumulation units outstanding at end of period	18,435	20,955	24,891	26,682	26,994	8,804	8,794	6,628	
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$10.98	$11.42	$10.33	$8.48	$12.74	$12.64	$11.09	$10.87	
Value at end of period	$12.35	$10.98	$11.42	$10.33	$8.48	$12.74	$12.64	$11.09	
Number of accumulation units outstanding at end of period	9,537	11,147	11,377	12,327	10,945	7,776	4,601	791	
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$19.05	$23.72	$20.07	$11.90	$24.86	$18.27	$13.69	$10.83	
Value at end of period	$22.29	$19.05	$23.72	$20.07	$11.90	$24.86	$18.27	$13.69	
Number of accumulation units outstanding at end of period	27,666	33,744	34,299	35,609	46,737	12,968	7,145	2,294	
ING JPMORGAN MID CAP VALUE PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$16.67	$16.67	$13.79	$11.17	$16.98	$16.89	$14.75	$13.84	$11.68
Value at end of period	$19.66	$16.67	$16.67	$13.79	$11.17	$16.98	$16.89	$14.75	$13.84
Number of accumulation units outstanding at end of period	1,632	2,755	15,153	14,199	12,691	12,523	13,748	16,332	12,188
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$14.97	$15.44	$12.40	$9.91	$14.40	$14.91	$13.01	$12.77	$10.74
Value at end of period	$17.46	$14.97	$15.44	$12.40	$9.91	$14.40	$14.91	$13.01	$12.77
Number of accumulation units outstanding at end of period	8,591	9,032	14,163	14,549	12,694	7,752	10,286	8,103	1,982

CFI 41

Empire Traditions

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)									
(Funds were first received in this option during May 2012)									
Value at beginning of period	$10.31								
Value at end of period	$10.29								
Number of accumulation units outstanding at end of period	158,951								
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)									
(Fund first available during May 2004)									
Value at beginning of period	$13.67	$13.60	$12.12	$8.66	$12.16	$11.09	$10.69	$10.44	
Value at end of period	$15.82	$13.67	$13.60	$12.12	$8.66	$12.16	$11.09	$10.69	
Number of accumulation units outstanding at end of period	3,267	4,265	1,452	1,532	831	1,002	106	107	
ING LARGE CAP VALUE PORTFOLIO									
(Funds were first received in this option during November 2011)									
Value at beginning of period	$10.02	$9.86							
Value at end of period	$11.26	$10.02							
Number of accumulation units outstanding at end of period	1,029	1,036							
ING LIQUID ASSETS PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$15.19	$15.45	$15.72	$15.95	$15.85	$15.37	$14.94	$14.80	$14.87
Value at end of period	$14.92	$15.19	$15.45	$15.72	$15.95	$15.85	$15.37	$14.94	$14.80
Number of accumulation units outstanding at end of period	58,945	106,227	282,724	467,470	465,880	284,764	25,705	30,531	18,611
ING MARSICO GROWTH PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$11.71	$12.12	$10.29	$8.12	$13.84	$12.34	$11.97	$11.19	$9.92
Value at end of period	$12.94	$11.71	$12.12	$10.29	$8.12	$13.84	$12.34	$11.97	$11.19
Number of accumulation units outstanding at end of period	30,517	25,737	33,903	33,996	34,277	9,618	6,447	5,760	524
ING MFS TOTAL RETURN PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$25.33	$25.37	$23.51	$20.29	$26.59	$26.03	$23.66	$23.40	$21.43
Value at end of period	$27.66	$25.33	$25.37	$23.51	$20.29	$26.59	$26.03	$23.66	$23.40
Number of accumulation units outstanding at end of period	8,262	14,207	29,557	30,370	32,917	31,987	27,932	28,026	15,923
ING MFS UTILITIES PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$17.06	$16.32	$14.61	$11.19	$18.29	$14.61	$11.37	$10.57	
Value at end of period	$18.99	$17.06	$16.32	$14.61	$11.19	$18.29	$14.61	$11.37	
Number of accumulation units outstanding at end of period	20,930	27,114	33,174	36,176	40,914	20,630	11,383	14,002	
ING MIDCAP OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$11.14	$11.43	$8.95	$6.46	$9.72				
Value at end of period	$12.47	$11.14	$11.43	$8.95	$6.46				
Number of accumulation units outstanding at end of period	1,551	2,022	1,696	1,704	1,738				
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO									
(Fund first available during June 2006)									
Value at beginning of period	$14.55	$13.58	$12.14	$9.58	$13.65	$12.67	$10.98		
Value at end of period	$16.56	$14.55	$13.58	$12.14	$9.58	$13.65	$12.67		
Number of accumulation units outstanding at end of period	6,676	9,433	9,288	7,152	4,369	5,190	34		
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO									
(Funds were first received in this option during December 2010)									
Value at beginning of period	$14.06	$14.97	$14.70						
Value at end of period	$15.58	$14.06	$14.97						
Number of accumulation units outstanding at end of period	0	653	732						
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)									
(Fund first available during May 2003)									
Value at beginning of period	$12.04	$13.33	$11.69	$8.52	$14.54	$13.88	$11.98	$10.06	
Value at end of period	$14.39	$12.04	$13.33	$11.69	$8.52	$14.54	$13.88	$11.98	
Number of accumulation units outstanding at end of period	0	379	918	2,654	2,922	3,185	3,225	3,300	

CFI 42

Empire Traditions

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)									
(Fund first available during May 2003)									
Value at beginning of period	$13.38	$14.86	$13.06	$9.54	$16.31	$15.61	$13.51	$12.14	$10.74
Value at end of period	$15.95	$13.38	$14.86	$13.06	$9.54	$16.31	$15.61	$13.51	$12.14
Number of accumulation units outstanding at end of period	11,703	15,913	56,903	68,485	79,077	76,580	92,843	18,655	2,249
ING PIMCO HIGH YIELD PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$15.41	$15.02	$13.38	$9.11	$11.97	$11.85	$11.07	$10.80	$10.00
Value at end of period	$17.26	$15.41	$15.02	$13.38	$9.11	$11.97	$11.85	$11.07	$10.80
Number of accumulation units outstanding at end of period	14,615	7,488	22,990	24,780	29,427	33,391	29,371	24,715	14,808
ING PIMCO TOTAL RETURN BOND PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$17.92	$17.63	$16.66	$14.82	$14.47	$13.51	$13.18	$13.09	$12.71
Value at end of period	$19.15	$17.92	$17.63	$16.66	$14.82	$14.47	$13.51	$13.18	$13.09
Number of accumulation units outstanding at end of period	127,149	136,724	150,586	175,930	128,707	42,625	29,043	27,791	16,547
ING PIONEER FUND PORTFOLIO									
(Fund first available during September 2005)									
Value at beginning of period	$10.84	$11.56	$10.15	$8.32	$12.97	$12.57	$10.95	$10.64	
Value at end of period	$11.74	$10.84	$11.56	$10.15	$8.32	$12.97	$12.57	$10.95	
Number of accumulation units outstanding at end of period	3,699	3,723	3,922	188	853	2,494	2,254	1,354	
ING PIONEER MID CAP VALUE PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$10.88	$11.65	$10.05	$8.18	$12.44	$12.00	$10.87	$10.63	
Value at end of period	$11.86	$10.88	$11.65	$10.05	$8.18	$12.44	$12.00	$10.87	
Number of accumulation units outstanding at end of period	4,321	12,374	26,321	27,247	28,956	14,042	14,665	10,960	
ING RETIREMENT CONSERVATIVE PORTFOLIO									
(Funds were first received in this option during December 2009)									
Value at beginning of period	$9.10	$8.81	$8.31	$8.33					
Value at end of period	$9.65	$9.10	$8.81	$8.31					
Number of accumulation units outstanding at end of period	34,114	21,287	15,948	12,369					
ING RETIREMENT GROWTH PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$9.97	$10.27	$9.37	$9.21					
Value at end of period	$11.07	$9.97	$10.27	$9.37					
Number of accumulation units outstanding at end of period	220,096	245,390	304,281	328,694					
ING RETIREMENT MODERATE GROWTH PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$10.32	$10.50	$9.62	$9.49					
Value at end of period	$11.32	$10.32	$10.50	$9.62					
Number of accumulation units outstanding at end of period	225,808	275,872	350,829	353,512					
ING RETIREMENT MODERATE PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$10.64	$10.61	$9.85	$9.75					
Value at end of period	$11.53	$10.64	$10.61	$9.85					
Number of accumulation units outstanding at end of period	162,593	192,404	231,239	246,913					
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$14.28	$13.99	$12.66	$10.83					
Value at end of period	$16.03	$14.28	$13.99	$12.66					
Number of accumulation units outstanding at end of period	2,194	2,465	10,938	10,982					
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO									
(Funds were first received in this option during June 2008)									
Value at beginning of period	$8.97	$8.94	$8.12	$6.69	$10.04				
Value at end of period	$10.16	$8.97	$8.94	$8.12	$6.69				
Number of accumulation units outstanding at end of period	24,956	25,873	75,900	77,691	1,729				

CFI 43

Empire Traditions

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$13.47	$13.63	$12.48	$10.63					
Value at end of period	$15.34	$13.47	$13.63	$12.48					
Number of accumulation units outstanding at end of period	2,185	3,475	6,949	8,871					
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO									
(Funds were first received in this option during August 2009)									
Value at beginning of period	$15.40	$16.03	$12.96	$11.55					
Value at end of period	$17.48	$15.40	$16.03	$12.96					
Number of accumulation units outstanding at end of period	17,241	19,178	19,851	21,184					
ING RUSSELL™ MID CAP INDEX PORTFOLIO									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$9.91	$10.30	$8.40	$6.11	$9.36				
Value at end of period	$11.36	$9.91	$10.30	$8.40	$6.11				
Number of accumulation units outstanding at end of period	15,965	10,277	13,648	6,320	4,310				
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$10.07	$10.69	$8.63	$6.95	$10.03				
Value at end of period	$11.46	$10.07	$10.69	$8.63	$6.95				
Number of accumulation units outstanding at end of period	874	1,357	4,560	4,130	2,245				
ING SMALLCAP OPPORTUNITIES PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$15.06	$15.25	$11.75	$9.15	$14.24	$13.20	$11.95	$12.01	
Value at end of period	$17.01	$15.06	$15.25	$11.75	$9.15	$14.24	$13.20	$11.95	
Number of accumulation units outstanding at end of period	0	0	0	4	483	483	4	4	
ING SMALL COMPANY PORTFOLIO									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$10.39	$10.86	$8.92	$7.13	$10.46				
Value at end of period	$11.66	$10.39	$10.86	$8.92	$7.13				
Number of accumulation units outstanding at end of period	3,552	3,666	11,717	9,616	8,988				
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$13.39	$13.25	$11.82	$9.03	$12.68	$12.36	$10.97	$10.54	
Value at end of period	$15.06	$13.39	$13.25	$11.82	$9.03	$12.68	$12.36	$10.97	
Number of accumulation units outstanding at end of period	66,383	46,014	54,153	56,847	57,846	20,609	15,830	3,518	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$11.53	$11.83	$10.48	$8.53	$13.50	$13.34	$11.40	$11.16	$10.03
Value at end of period	$13.27	$11.53	$11.83	$10.48	$8.53	$13.50	$13.34	$11.40	$11.16
Number of accumulation units outstanding at end of period	20,842	30,111	44,644	46,061	45,746	33,210	41,437	36,317	17,573
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$8.95	$9.23	$8.06	$5.75	$9.08				
Value at end of period	$10.43	$8.95	$9.23	$8.06	$5.75				
Number of accumulation units outstanding at end of period	8,959	1,872	1,327	1,377	1,771				
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO									
(Fund first available during July 2005)									
Value at beginning of period	$11.55	$13.41	$11.99	$8.87	$17.88	$15.10	$12.39	$10.36	
Value at end of period	$13.48	$11.55	$13.41	$11.99	$8.87	$17.88	$15.10	$12.39	
Number of accumulation units outstanding at end of period	21,810	94,529	21,325	23,888	29,419	12,279	7,923	7,995	
ING TEMPLETON FOREIGN EQUITY PORTFOLIO									
(Fund first available during June 2006)									
Value at beginning of period	$8.79	$10.19	$9.55	$7.37	$12.63	$11.16	$9.27		
Value at end of period	$10.24	$8.79	$10.19	$9.55	$7.37	$12.63	$11.16		
Number of accumulation units outstanding at end of period	40,936	39,760	161,981	180,249	197,568	101,442	22		

Empire Traditions

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING TEMPLETON GLOBAL GROWTH PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$10.45	$11.28	$10.65	$8.19	$13.83	$13.74	$11.47	$10.61	
Value at end of period	$12.50	$10.45	$11.28	$10.65	$8.19	$13.83	$13.74	$11.47	
Number of accumulation units outstanding at end of period	7,310	11,051	61,701	68,904	75,591	83,709	6,010	779	
ING U.S. BOND INDEX PORTFOLIO									
(Funds were first received in this option during June 2008)									
Value at beginning of period	$11.54	$10.98	$10.55	$10.17	$9.78				
Value at end of period	$11.74	$11.54	$10.98	$10.55	$10.17				
Number of accumulation units outstanding at end of period	34,971	35,566	40,785	40,997	16,431				
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$10.76	$11.25	$10.13	$7.84	$13.30	$13.41	$11.94	$10.85	
Value at end of period	$11.96	$10.76	$11.25	$10.13	$7.84	$13.30	$13.41	$11.94	
Number of accumulation units outstanding at end of period	0	702	1,432	1,527	2,012	1,984	1,489	1,867	
ING WISDOM TREE^{SM} GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$7.60	$8.05	$7.73	$6.06	$9.95				
Value at end of period	$8.59	$7.60	$8.05	$7.73	$6.06				
Number of accumulation units outstanding at end of period	16,856	21,753	33,387	68,411	70,654				
PROFUND VP BULL									
(Fund first available during May 2003)									
Value at beginning of period	$8.16	$8.30	$7.51	$6.14	$10.03	$9.86	$8.83	$8.75	$8.29
Value at end of period	$9.13	$8.16	$8.30	$7.51	$6.14	$10.03	$9.86	$8.83	$8.75
Number of accumulation units outstanding at end of period	0	86	86	682	683	1,354	2,561	2,452	2,451
PROFUND VP EUROPE 30									
(Fund first available during May 2003)									
Value at beginning of period	$8.21	$9.17	$9.09	$7.00	$12.72	$11.30	$9.78	$9.21	$8.68
Value at end of period	$9.41	$8.21	$9.17	$9.09	$7.00	$12.72	$11.30	$9.78	$9.21
Number of accumulation units outstanding at end of period	0	384	385	385	573	931	966	985	848
PROFUND VP RISING RATES OPPORTUNITY									
(Fund first available during September 2003)									
Value at beginning of period	$3.00	$4.88	$5.92	$4.55	$7.47	$8.02	$7.41	$8.19	$9.03
Value at end of period	$2.74	$3.00	$4.88	$5.92	$4.55	$7.47	$8.02	$7.41	$8.19
Number of accumulation units outstanding at end of period	0	1,036	2,617	2,787	2,850	3,677	3,305	3,253	1,230

Separate Account Annual Charges of 1.90%

	2012	2011	2010	2009	2008	2007	2006	2005	2004
COLUMBIA SMALL CAP VALUE FUND VS									
(Fund first available during November 2005)									
Value at beginning of period	$12.52	$13.59	$10.95	$8.93	$12.67	$13.26	$11.32	$11.24	
Value at end of period	$13.66	$12.52	$13.59	$10.95	$8.93	$12.67	$13.26	$11.32	
Number of accumulation units outstanding at end of period	0	0	0	174	174	174	174	174	
FIDELITY® VIP CONTRAFUND® PORTFOLIO									
(Funds were first received in this option during August 2008)									
Value at beginning of period	$14.37	$15.06	$13.13	$9.88	$14.77				
Value at end of period	$16.37	$14.37	$15.06	$13.13	$9.88				
Number of accumulation units outstanding at end of period	0	0	1,389	1,389	1,389				

CFI 45

Empire Traditions

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004
FIDELITY® VIP EQUITY-INCOME PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$10.43	$10.57	$9.37	$7.35	$13.11	$13.19	$11.21	$10.83	$9.92
Value at end of period	$11.98	$10.43	$10.57	$9.37	$7.35	$13.11	$13.19	$11.21	$10.83
Number of accumulation units outstanding at end of period	0	0	141	486	490	817	968	841	269
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$15.10	$17.97	$17.17	$12.30	$21.79	$18.60	$16.02	$13.50	$11.60
Value at end of period	$17.37	$15.10	$17.97	$17.17	$12.30	$21.79	$18.60	$16.02	$13.50
Number of accumulation units outstanding at end of period	0	0	1,046	1,825	1,894	1,467	643	758	455
ING BARON GROWTH PORTFOLIO									
(Fund first available during November 2005)									
Value at beginning of period	$12.28	$12.25	$9.87	$7.44	$12.91	$12.40	$10.97	$10.72	
Value at end of period	$14.42	$12.28	$12.25	$9.87	$7.44	$12.91	$12.40	$10.97	
Number of accumulation units outstanding at end of period	0	0	0	182	182	182	182	182	
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$9.87	$11.25	$9.70	$8.34					
Value at end of period	$10.42	$9.87	$11.25	$9.70					
Number of accumulation units outstanding at end of period	0	0	0	1,155					
ING FRANKLIN INCOME PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$10.99	$10.92	$9.86	$7.61	$10.97	$11.54			
Value at end of period	$12.14	$10.99	$10.92	$9.86	$7.61	$10.97			
Number of accumulation units outstanding at end of period	0	0	3,224	6,022	3,799	1,744			
ING FRANKLIN MUTUAL SHARES PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$9.56	$9.82	$8.98	$7.23	$11.85	$12.76			
Value at end of period	$10.65	$9.56	$9.82	$8.98	$7.23	$11.85			
Number of accumulation units outstanding at end of period	0	0	796	1,377	1,457	789			
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$8.13	$8.39	$7.72	$6.04	$9.57	$10.19			
Value at end of period	$9.24	$8.13	$8.39	$7.72	$6.04	$9.57			
Number of accumulation units outstanding at end of period	0	0	2,901	2,901	3,100	2,883			
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)									
(Funds were first received in this option during January 2011)									
Value at beginning of period	$9.52	$9.99							
Value at end of period	$10.76	$9.52							
Number of accumulation units outstanding at end of period	843	933							
ING INDEX PLUS LARGECAP PORTFOLIO									
(Fund first available during January 2006)									
Value at beginning of period	$9.21	$9.42	$8.45	$7.00	$11.40	$11.10	$10.14		
Value at end of period	$10.31	$9.21	$9.42	$8.45	$7.00	$11.40	$11.10		
Number of accumulation units outstanding at end of period	0	0	282	282	283	283	404		
ING INDEX PLUS MIDCAP PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$13.73	$14.19	$11.90	$9.23	$15.10	$14.63	$13.66	$12.56	$11.33
Value at end of period	$15.81	$13.73	$14.19	$11.90	$9.23	$15.10	$14.63	$13.66	$12.56
Number of accumulation units outstanding at end of period	0	0	139	139	139	139	199	2,791	2,791

Empire Traditions

CFI 46

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO									
(Funds were first received in this option during December 2008)									
Value at beginning of period	$11.58	$11.97	$10.89	$9.07	$8.72				
Value at end of period	$12.79	$11.58	$11.97	$10.89	$9.07				
Number of accumulation units outstanding at end of period	662	734	812	898	994				
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$10.86	$11.32	$10.25	$8.43	$12.68	$12.60	$11.07	$10.87	
Value at end of period	$12.21	$10.86	$11.32	$10.25	$8.43	$12.68	$12.60	$11.07	
Number of accumulation units outstanding at end of period	0	0	146	147	147	557	714	568	
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$18.85	$23.51	$19.92	$11.84	$24.76	$18.23	$13.68	$12.54	
Value at end of period	$22.03	$18.85	$23.51	$19.92	$11.84	$24.76	$18.23	$13.68	
Number of accumulation units outstanding at end of period	0	0	0	155	155	156	156	156	
ING JPMORGAN MID CAP VALUE PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$16.43	$16.45	$13.63	$11.06	$16.84	$16.77	$14.67	$13.78	$12.93
Value at end of period	$19.34	$16.43	$16.45	$13.63	$11.06	$16.84	$16.77	$14.67	$13.78
Number of accumulation units outstanding at end of period	0	0	1,270	1,271	1,271	1,270	1,271	1,271	1,630
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$14.75	$15.24	$12.26	$9.81	$14.28	$14.81	$12.94	$12.72	$10.80
Value at end of period	$17.18	$14.75	$15.24	$12.26	$9.81	$14.28	$14.81	$12.94	$12.72
Number of accumulation units outstanding at end of period	0	0	0	0	0	2,622	2,940	2,941	2,941
ING LIQUID ASSETS PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$14.67	$14.94	$15.23	$15.48	$15.40	$14.96	$14.56	$14.44	$14.57
Value at end of period	$14.39	$14.67	$14.94	$15.23	$15.48	$15.40	$14.96	$14.56	$14.44
Number of accumulation units outstanding at end of period	0	0	16,246	65,197	55,556	2,750	2,799	1,031	1,549
ING MARSICO GROWTH PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$11.57	$11.99	$10.20	$8.06	$13.77	$12.29	$11.94	$11.53	
Value at end of period	$12.77	$11.57	$11.99	$10.20	$8.06	$13.77	$12.29	$11.94	
Number of accumulation units outstanding at end of period	0	0	0	169	169	169	169	169	
ING MFS TOTAL RETURN PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$24.67	$24.75	$22.97	$19.86	$26.07	$25.55	$23.26	$23.04	$21.14
Value at end of period	$26.91	$24.67	$24.75	$22.97	$19.86	$26.07	$25.55	$23.26	$23.04
Number of accumulation units outstanding at end of period	312	346	383	1,409	1,431	1,166	1,440	1,350	472
ING MFS UTILITIES PORTFOLIO									
(Funds were first received in this option during August 2010)									
Value at beginning of period	$16.89	$16.18	$14.36						
Value at end of period	$18.77	$16.89	$16.18						
Number of accumulation units outstanding at end of period	0	0	659						
ING MIDCAP OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during August 2010)									
Value at beginning of period	$11.08	$11.39	$9.11						
Value at end of period	$12.38	$11.08	$11.39						
Number of accumulation units outstanding at end of period	0	0	974						
ING PIMCO HIGH YIELD PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$15.23	$14.87	$13.26	$9.05	$11.91	$11.80	$11.04	$10.78	$10.00
Value at end of period	$17.04	$15.23	$14.87	$13.26	$9.05	$11.91	$11.80	$11.04	$10.78
Number of accumulation units outstanding at end of period	0	0	350	888	888	1,987	2,129	2,129	1,526

Empire Traditions

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING PIMCO TOTAL RETURN BOND PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$17.46	$17.20	$16.28	$14.50	$14.18	$13.26	$12.96	$12.89	$12.53
Value at end of period	$18.63	$17.46	$17.20	$16.28	$14.50	$14.18	$13.26	$12.96	$12.89
Number of accumulation units outstanding at end of period	0	0	5,629	7,785	8,227	2,355	2,455	2,428	2,003
ING PIONEER MID CAP VALUE PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$10.77	$11.55	$9.98	$8.13	$12.39	$11.97	$10.86	$10.34	
Value at end of period	$11.73	$10.77	$11.55	$9.98	$8.13	$12.39	$11.97	$10.86	
Number of accumulation units outstanding at end of period	0	0	0	189	189	936	189	189	
ING RETIREMENT GROWTH PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$9.94	$10.25	$9.36	$9.21					
Value at end of period	$11.01	$9.94	$10.25	$9.36					
Number of accumulation units outstanding at end of period	0	0	0	10,212					
ING RETIREMENT MODERATE PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$10.61	$10.59	$9.85	$9.75					
Value at end of period	$11.47	$10.61	$10.59	$9.85					
Number of accumulation units outstanding at end of period	0	0	804	2,336					
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO									
(Funds were first received in this option during August 2009)									
Value at beginning of period	$15.34	$15.99	$12.95	$11.55					
Value at end of period	$17.38	$15.34	$15.99	$12.95					
Number of accumulation units outstanding at end of period	0	0	0	124					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$10.01	$10.65	$8.61	$6.94	$10.03				
Value at end of period	$11.38	$10.01	$10.65	$8.61	$6.94				
Number of accumulation units outstanding at end of period	0	0	1,816	1,817	1,817				
ING SMALLCAP OPPORTUNITIES PORTFOLIO									
(Fund first available during January 2006)									
Value at beginning of period	$14.91	$15.12	$11.67	$9.10	$14.18	$13.16	$12.96		
Value at end of period	$16.81	$14.91	$15.12	$11.67	$9.10	$14.18	$13.16		
Number of accumulation units outstanding at end of period	0	0	110	110	111	111	158		
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$13.26	$13.13	$11.74	$10.55					
Value at end of period	$14.89	$13.26	$13.13	$11.74					
Number of accumulation units outstanding at end of period	0	0	1,994	2,200					
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$11.39	$11.72	$10.39	$8.47	$13.43	$13.28	$11.37	$11.12	
Value at end of period	$13.10	$11.39	$11.72	$10.39	$8.47	$13.43	$13.28	$11.37	
Number of accumulation units outstanding at end of period	0	0	140	491	492	893	1,046	906	
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO									
(Fund first available during September 2005)									
Value at beginning of period	$11.43	$13.29	$11.91	$8.82	$17.81	$15.06	$12.38	$11.19	
Value at end of period	$13.32	$11.43	$13.29	$11.91	$8.82	$17.81	$15.06	$12.38	
Number of accumulation units outstanding at end of period	0	0	0	0	0	3,583	4,022	5,573	
PROFUND VP RISING RATES OPPORTUNITY									
(Fund first available during September 2003)									
Value at beginning of period	$2.96	$4.83	$5.86	$4.52	$7.42	$7.98	$7.39	$8.17	$8.26
Value at end of period	$2.70	$2.96	$4.83	$5.86	$4.52	$7.42	$7.98	$7.39	$8.17
Number of accumulation units outstanding at end of period	0	0	1,990	1,991	1,990	1,992	1,992	1,990	2,621

Empire Traditions

Separate Account Annual Charges of 1.95%

	2012	2011	2010	2009	2008	2007	2006	2005	2004
BLACKROCK GLOBAL ALLOCATION V.I. FUND									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$9.60	$10.16	$9.44	$7.96	$10.11				
Value at end of period	$10.35	$9.60	$10.16	$9.44	$7.96				
Number of accumulation units outstanding at end of period	32,719	37,911	46,773	57,180	50,907				
COLUMBIA SMALL CAP VALUE FUND VS									
(Fund first available during September 2005)									
Value at beginning of period	$12.47	$13.55	$10.92	$8.91	$12.65	$13.25	$11.32	$11.11	
Value at end of period	$13.60	$12.47	$13.55	$10.92	$8.91	$12.65	$13.25	$11.32	
Number of accumulation units outstanding at end of period	2,164	8,306	8,332	8,750	8,596	9,169	8,888	5,994	
FIDELITY® VIP CONTRAFUND® PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$13.22	$13.87	$12.10	$9.11	$16.21	$14.09	$12.90	$11.28	$10.45
Value at end of period	$15.05	$13.22	$13.87	$12.10	$9.11	$16.21	$14.09	$12.90	$11.28
Number of accumulation units outstanding at end of period	126,526	152,218	168,501	170,171	150,445	70,389	36,930	19,175	1,350
FIDELITY® VIP EQUITY-INCOME PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$10.46	$10.59	$9.40	$7.38	$13.17	$13.26	$11.28	$10.89	$10.11
Value at end of period	$12.00	$10.46	$10.59	$9.40	$7.38	$13.17	$13.26	$11.28	$10.89
Number of accumulation units outstanding at end of period	5,347	12,807	15,433	17,999	18,282	16,244	13,861	13,897	1,969
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$9.41	$9.51	$8.66	$7.16	$10.01				
Value at end of period	$10.66	$9.41	$9.51	$8.66	$7.16				
Number of accumulation units outstanding at end of period	17,213	26,540	26,741	26,071	16,315				
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$12.79	$15.24	$14.57	$10.44	$18.50	$15.81	$13.62	$11.49	$10.33
Value at end of period	$14.71	$12.79	$15.24	$14.57	$10.44	$18.50	$15.81	$13.62	$11.49
Number of accumulation units outstanding at end of period	75,665	96,929	101,276	101,485	86,930	64,711	30,497	28,586	2,179
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO									
(Funds were first received in this option during April 2009)									
Value at beginning of period	$14.24	$15.43	$13.97	$10.69					
Value at end of period	$15.79	$14.24	$15.43	$13.97					
Number of accumulation units outstanding at end of period	1,899	1,709	1,434	1,520					
ING BALANCED PORTFOLIO									
Value at beginning of period	$9.52	$9.86	$8.84	$7.58	$10.78	$10.44			
Value at end of period	$10.59	$9.52	$9.86	$8.84	$7.58	$10.78			
Number of accumulation units outstanding at end of period	0	2,366	2,997	2,995	2,920	3,761			
ING BARON GROWTH PORTFOLIO									
(Fund first available during September 2005)									
Value at beginning of period	$12.23	$12.21	$9.84	$7.42	$12.89	$12.39	$10.96	$10.52	
Value at end of period	$14.35	$12.23	$12.21	$9.84	$7.42	$12.89	$12.39	$10.96	
Number of accumulation units outstanding at end of period	39,574	68,576	73,727	50,306	40,637	16,201	14,573	7,892	
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$12.31	$11.99	$11.43	$9.70	$13.88	$13.04	$11.68	$10.78	$10.47
Value at end of period	$14.33	$12.31	$11.99	$11.43	$9.70	$13.88	$13.04	$11.68	$10.78
Number of accumulation units outstanding at end of period	14,070	16,899	17,952	19,643	20,618	12,131	3,811	4,500	497

Empire Traditions

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO									
(Funds were first received in this option during May 2009)									
Value at beginning of period	$11.98	$10.91	$10.54	$10.03					
Value at end of period	$12.49	$11.98	$10.91	$10.54					
Number of accumulation units outstanding at end of period	36,822	47,182	23,369	40,111					
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$10.43	$10.81	$9.72	$7.61	$12.74	$12.17	$11.59	$10.87	
Value at end of period	$11.70	$10.43	$10.81	$9.72	$7.61	$12.74	$12.17	$11.59	
Number of accumulation units outstanding at end of period	16,464	14,120	11,023	10,345	8,468	5,474	192	194	
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$9.85	$11.23	$9.69	$6.48	$9.99				
Value at end of period	$10.39	$9.85	$11.23	$9.69	$6.48				
Number of accumulation units outstanding at end of period	36,207	49,983	50,067	31,724	37,329				
ING BOND PORTFOLIO									
(Funds were first received in this option during February 2008)									
Value at beginning of period	$10.43	$10.07	$9.68	$8.80	$9.97				
Value at end of period	$10.90	$10.43	$10.07	$9.68	$8.80				
Number of accumulation units outstanding at end of period	81,355	82,295	81,850	94,555	69,464				
ING CLARION GLOBAL REAL ESTATE PORTFOLIO									
(Funds were first received in this option during January 2007)									
Value at beginning of period	$9.82	$10.57	$9.29	$7.10	$12.34	$13.90			
Value at end of period	$12.09	$9.82	$10.57	$9.29	$7.10	$12.34			
Number of accumulation units outstanding at end of period	9,133	14,439	19,258	23,035	23,106	7,893			
ING CLARION REAL ESTATE PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$15.98	$14.89	$11.86	$8.90	$14.77	$18.31	$13.57	$11.85	$10.79
Value at end of period	$18.10	$15.98	$14.89	$11.86	$8.90	$14.77	$18.31	$13.57	$11.85
Number of accumulation units outstanding at end of period	10,439	15,659	24,724	28,196	24,967	24,476	11,307	9,696	1,991
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO									
(Funds were first received in this option during August 2007)									
Value at beginning of period	$9.37	$9.82	$7.99	$6.54	$10.11	$10.12			
Value at end of period	$10.49	$9.37	$9.82	$7.99	$6.54	$10.11			
Number of accumulation units outstanding at end of period	13,598	20,574	26,156	28,857	26,915	3,275			
ING DAVIS NEW YORK VENTURE PORTFOLIO									
(Fund first available during December 2006)									
Value at beginning of period	$8.92	$9.54	$8.69	$6.73	$11.29	$11.06	$9.91		
Value at end of period	$9.82	$8.92	$9.54	$8.69	$6.73	$11.29	$11.06		
Number of accumulation units outstanding at end of period	23,671	31,064	29,057	41,819	46,883	11,531	6,897		
ING DFA WORLD EQUITY PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$7.21	$8.10	$6.62	$5.54	$9.38				
Value at end of period	$8.35	$7.21	$8.10	$6.62	$5.54				
Number of accumulation units outstanding at end of period	6,819	544	545	4,248	353				
ING EURO STOXX 50® INDEX PORTFOLIO									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$7.75								
Value at end of period	$8.46								
Number of accumulation units outstanding at end of period	311								

Empire Traditions

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$13.19	$15.11	$12.01	$8.80	$14.74	$13.14	$11.97	$11.45	
Value at end of period	$14.83	$13.19	$15.11	$12.01	$8.80	$14.74	$13.14	$11.97	
Number of accumulation units outstanding at end of period	14,464	21,590	29,340	34,153	32,504	12,281	5,700	5,245	
ING FRANKLIN INCOME PORTFOLIO									
(Fund first available during October 2006)									
Value at beginning of period	$10.95	$10.90	$9.84	$7.60	$10.96	$10.88	$10.51		
Value at end of period	$12.09	$10.95	$10.90	$9.84	$7.60	$10.96	$10.88		
Number of accumulation units outstanding at end of period	74,463	77,398	72,615	66,231	56,147	23,365	460		
ING FRANKLIN MUTUAL SHARES PORTFOLIO									
(Funds were first received in this option during June 2007)									
Value at beginning of period	$9.54	$9.80	$8.96	$7.22	$11.84	$12.84			
Value at end of period	$10.62	$9.54	$9.80	$8.96	$7.22	$11.84			
Number of accumulation units outstanding at end of period	9,167	9,393	9,624	10,477	9,955	8,272			
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$8.11	$8.37	$7.71	$6.03	$9.57	$10.10			
Value at end of period	$9.21	$8.11	$8.37	$7.71	$6.03	$9.57			
Number of accumulation units outstanding at end of period	58,922	85,804	96,574	104,672	81,079	34,315			
ING FTSE 100 INDEX® PORTFOLIO									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$11.20								
Value at end of period	$11.62								
Number of accumulation units outstanding at end of period	215								
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)									
(Funds were first received in this option during February 2011)									
Value at beginning of period	$8.81	$10.77							
Value at end of period	$8.37	$8.81							
Number of accumulation units outstanding at end of period	23,444	21,609							
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)									
(Fund first available during May 2005)									
Value at beginning of period	$17.18	$19.29	$16.17	$11.99	$20.73	$15.87	$13.33	$11.21	
Value at end of period	$16.37	$17.18	$19.29	$16.17	$11.99	$20.73	$15.87	$13.33	
Number of accumulation units outstanding at end of period	39,579	40,094	46,662	49,247	47,914	10,111	1,770	291	
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)									
(Funds were first received in this option during January 2011)									
Value at beginning of period	$9.52	$9.99							
Value at end of period	$10.75	$9.52							
Number of accumulation units outstanding at end of period	110,968	169,939							
ING GROWTH AND INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$8.42	$8.63	$7.73	$6.06	$8.40				
Value at end of period	$9.53	$8.42	$8.63	$7.73	$6.06				
Number of accumulation units outstanding at end of period	20,588	39,984	23,713	25,334	146				
ING HANG SENG INDEX PORTFOLIO									
(Funds were first received in this option during May 2009)									
Value at beginning of period	$10.89	$13.61	$12.91	$11.06					
Value at end of period	$13.70	$10.89	$13.61	$12.91					
Number of accumulation units outstanding at end of period	4,954	4,553	5,995	5,063					
ING INDEX PLUS LARGECAP PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$10.48	$10.73	$9.63	$7.98	$13.01	$12.66	$11.30	$10.96	$10.21
Value at end of period	$11.73	$10.48	$10.73	$9.63	$7.98	$13.01	$12.66	$11.30	$10.96
Number of accumulation units outstanding at end of period	2,434	8,080	8,859	9,150	12,041	11,820	10,617	9,284	2,182

Empire Traditions

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING INDEX PLUS MIDCAP PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$12.41	$12.83	$10.77	$8.35	$13.68	$13.26	$12.39	$11.40	$10.26
Value at end of period	$14.28	$12.41	$12.83	$10.77	$8.35	$13.68	$13.26	$12.39	$11.40
Number of accumulation units outstanding at end of period	3,764	14,185	15,040	15,535	18,852	19,406	17,362	12,724	2
ING INDEX PLUS SMALLCAP PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$11.64	$11.99	$9.99	$8.18	$12.58	$13.72	$12.33	$11.71	$10.46
Value at end of period	$12.80	$11.64	$11.99	$9.99	$8.18	$12.58	$13.72	$12.33	$11.71
Number of accumulation units outstanding at end of period	167	2,312	2,906	3,099	4,598	6,392	5,528	4,559	1,902
ING INTERMEDIATE BOND PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$11.71	$11.13	$10.37	$9.50	$10.61	$10.24	$10.06	$10.07	
Value at end of period	$12.53	$11.71	$11.13	$10.37	$9.50	$10.61	$10.24	$10.06	
Number of accumulation units outstanding at end of period	96,163	103,323	108,385	99,829	82,691	20,190	4,094	2,553	
ING INTERNATIONAL INDEX PORTFOLIO									
(Funds were first received in this option during June 2008)									
Value at beginning of period	$6.84	$7.97	$7.55	$6.04	$9.52				
Value at end of period	$7.95	$6.84	$7.97	$7.55	$6.04				
Number of accumulation units outstanding at end of period	3,461	3,425	3,689	3,669	3,847				
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$10.45	$10.89	$9.65	$7.65	$12.29	$12.83	$11.29	$11.13	$10.34
Value at end of period	$12.16	$10.45	$10.89	$9.65	$7.65	$12.29	$12.83	$11.29	$11.13
Number of accumulation units outstanding at end of period	25,010	37,020	50,759	64,213	56,759	45,110	31,012	20,154	43
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$11.54	$11.93	$10.86	$9.05	$12.07	$11.92	$10.82	$10.65	
Value at end of period	$12.73	$11.54	$11.93	$10.86	$9.05	$12.07	$11.92	$10.82	
Number of accumulation units outstanding at end of period	13,607	21,821	53,561	40,768	38,316	8,253	3,906	1,947	
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$10.82	$11.28	$10.23	$8.42	$12.66	$12.59	$11.07	$10.67	
Value at end of period	$12.16	$10.82	$11.28	$10.23	$8.42	$12.66	$12.59	$11.07	
Number of accumulation units outstanding at end of period	3,949	5,496	5,890	4,153	3,694	3,633	4,060	406	
ING JAPAN TOPIX INDEX® PORTFOLIO									
(Funds were first received in this option during January 2011)									
Value at beginning of period	$9.28	$11.03							
Value at end of period	$9.79	$9.28							
Number of accumulation units outstanding at end of period	142	198							
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$18.78	$23.44	$19.87	$11.81	$24.72	$18.21	$13.67	$10.50	
Value at end of period	$21.93	$18.78	$23.44	$19.87	$11.81	$24.72	$18.21	$13.67	
Number of accumulation units outstanding at end of period	34,448	40,623	36,289	39,776	39,218	21,548	3,608	6,864	
ING JPMORGAN MID CAP VALUE PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$13.26	$13.28	$11.02	$8.94	$13.62	$13.58	$11.88	$11.17	$10.38
Value at end of period	$15.61	$13.26	$13.28	$11.02	$8.94	$13.62	$13.58	$11.88	$11.17
Number of accumulation units outstanding at end of period	3,789	7,710	8,253	10,124	2,944	1,765	1,729	1,746	124
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$13.66	$14.12	$11.37	$9.10	$13.25	$13.75	$12.03	$11.83	$10.64
Value at end of period	$15.90	$13.66	$14.12	$11.37	$9.10	$13.25	$13.75	$12.03	$11.83
Number of accumulation units outstanding at end of period	20,119	28,072	15,769	20,343	19,353	19,463	17,788	19,006	38

CFI 52

Empire Traditions

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)									
(Funds were first received in this option during May 2012)									
Value at beginning of period	$9.66								
Value at end of period	$10.28								
Number of accumulation units outstanding at end of period	226,869								
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)									
(Fund first available during May 2004)									
Value at beginning of period	$14.49	$14.46	$12.90	$9.24	$13.01	$11.88	$11.48	$10.29	
Value at end of period	$16.74	$14.49	$14.46	$12.90	$9.24	$13.01	$11.88	$11.48	
Number of accumulation units outstanding at end of period	10,385	12,526	13,887	6,521	61	61	62	1,033	
ING LIQUID ASSETS PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$10.09	$10.29	$10.49	$10.67	$10.62	$10.32	$10.06	$9.98	$9.99
Value at end of period	$9.90	$10.09	$10.29	$10.49	$10.67	$10.62	$10.32	$10.06	$9.98
Number of accumulation units outstanding at end of period	191,589	158,353	158,086	192,945	298,444	112,965	171,907	23,926	9,833
ING MARSICO GROWTH PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$11.76	$12.20	$10.38	$8.21	$14.02	$12.53	$12.17	$11.40	
Value at end of period	$12.97	$11.76	$12.20	$10.38	$8.21	$14.02	$12.53	$12.17	
Number of accumulation units outstanding at end of period	6,160	11,833	21,415	12,003	10,198	11,550	12,535	10,016	
ING MFS TOTAL RETURN PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$11.44	$11.49	$10.67	$9.23	$12.12	$11.88	$10.83	$10.73	$10.07
Value at end of period	$12.47	$11.44	$11.49	$10.67	$9.23	$12.12	$11.88	$10.83	$10.73
Number of accumulation units outstanding at end of period	39,229	51,549	66,719	72,257	67,211	32,684	28,833	29,106	7,039
ING MFS UTILITIES PORTFOLIO									
(Fund first available during August 2005)									
Value at beginning of period	$16.82	$16.12	$14.46	$11.11	$18.19	$14.56	$11.35	$11.14	
Value at end of period	$18.68	$16.82	$16.12	$14.46	$11.11	$18.19	$14.56	$11.35	
Number of accumulation units outstanding at end of period	15,843	18,447	28,376	32,280	31,595	23,277	9,178	9,115	
ING MIDCAP OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$11.06	$11.37	$8.92	$6.45	$10.02				
Value at end of period	$12.35	$11.06	$11.37	$8.92	$6.45				
Number of accumulation units outstanding at end of period	28,453	28,404	6,956	18,595	14,490				
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO									
(Fund first available during November 2005)									
Value at beginning of period	$14.35	$13.42	$12.02	$9.51	$13.58	$12.62	$10.61	$10.34	
Value at end of period	$16.29	$14.35	$13.42	$12.02	$9.51	$13.58	$12.62	$10.61	
Number of accumulation units outstanding at end of period	10,221	20,980	22,613	29,844	26,358	22,318	6,966	5,004	
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO									
(Funds were first received in this option during November 2009)									
Value at beginning of period	$13.97	$14.91	$13.33	$13.05					
Value at end of period	$15.45	$13.97	$14.91	$13.33					
Number of accumulation units outstanding at end of period	611	606	1,265	624					
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)									
(Fund first available during May 2003)									
Value at beginning of period	$11.87	$13.17	$11.58	$8.46	$14.45	$13.83	$11.96	$10.06	
Value at end of period	$14.16	$11.87	$13.17	$11.58	$8.46	$14.45	$13.83	$11.96	
Number of accumulation units outstanding at end of period	0	1,604	1,611	1,622	1,672	1,694	1,731	1,796	
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)									
(Fund first available during May 2003)									
Value at beginning of period	$12.66	$14.09	$12.41	$9.08	$15.57	$14.93	$12.95	$11.66	$11.42
Value at end of period	$15.06	$12.66	$14.09	$12.41	$9.08	$15.57	$14.93	$12.95	$11.66
Number of accumulation units outstanding at end of period	20,397	35,332	37,150	39,987	44,537	41,585	25,302	18,154	4

Empire Traditions

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING PIMCO HIGH YIELD PORTFOLIO (Fund first available during May 2003)									
Value at beginning of period	$14.75	$14.41	$12.86	$8.78	$11.56	$11.46	$10.73	$10.49	$10.46
Value at end of period	$16.50	$14.75	$14.41	$12.86	$8.78	$11.56	$11.46	$10.73	$10.49
Number of accumulation units outstanding at end of period	33,652	44,744	48,884	44,081	47,575	46,747	18,033	13,314	994
ING PIMCO TOTAL RETURN BOND PORTFOLIO (Fund first available during May 2003)									
Value at beginning of period	$13.66	$13.46	$12.75	$11.36	$11.12	$10.41	$10.17	$10.12	$10.07
Value at end of period	$14.56	$13.66	$13.46	$12.75	$11.36	$11.12	$10.41	$10.17	$10.12
Number of accumulation units outstanding at end of period	274,977	303,458	354,262	299,566	251,258	42,736	21,768	17,455	5,993
ING PIONEER FUND PORTFOLIO (Fund first available during May 2005)									
Value at beginning of period	$10.69	$11.42	$10.05	$8.26	$12.90	$12.52	$10.94	$10.11	
Value at end of period	$11.56	$10.69	$11.42	$10.05	$8.26	$12.90	$12.52	$10.94	
Number of accumulation units outstanding at end of period	1,650	1,617	544	542	504	483	55	102	
ING PIONEER MID CAP VALUE PORTFOLIO (Fund first available during May 2005)									
Value at beginning of period	$10.72	$11.51	$9.96	$8.11	$12.37	$11.96	$10.86	$10.36	
Value at end of period	$11.67	$10.72	$11.51	$9.96	$8.11	$12.37	$11.96	$10.86	
Number of accumulation units outstanding at end of period	11,801	34,081	34,499	47,737	39,531	25,790	25,216	22,987	
ING RETIREMENT CONSERVATIVE PORTFOLIO (Funds were first received in this option during October 2009)									
Value at beginning of period	$9.06	$8.78	$8.31	$8.25					
Value at end of period	$9.59	$9.06	$8.78	$8.31					
Number of accumulation units outstanding at end of period	13,478	28,048	23,372	1,552					
ING RETIREMENT GROWTH PORTFOLIO (Funds were first received in this option during October 2009)									
Value at beginning of period	$9.92	$10.25	$9.36	$9.21					
Value at end of period	$10.99	$9.92	$10.25	$9.36					
Number of accumulation units outstanding at end of period	285,332	300,641	307,512	295,045					
ING RETIREMENT MODERATE GROWTH PORTFOLIO (Funds were first received in this option during October 2009)									
Value at beginning of period	$10.28	$10.47	$9.62	$9.49					
Value at end of period	$11.24	$10.28	$10.47	$9.62					
Number of accumulation units outstanding at end of period	219,716	254,232	375,200	393,638					
ING RETIREMENT MODERATE PORTFOLIO (Funds were first received in this option during October 2009)									
Value at beginning of period	$10.59	$10.58	$9.85	$9.75					
Value at end of period	$11.45	$10.59	$10.58	$9.85					
Number of accumulation units outstanding at end of period	109,240	142,108	163,848	182,135					
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (Funds were first received in this option during July 2009)									
Value at beginning of period	$14.20	$13.94	$12.64	$10.83					
Value at end of period	$15.91	$14.20	$13.94	$12.64					
Number of accumulation units outstanding at end of period	943	1,666	2,004	3,015					
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO (Funds were first received in this option during February 2009)									
Value at beginning of period	$8.90	$8.89	$8.09	$5.84					
Value at end of period	$10.06	$8.90	$8.89	$8.09					
Number of accumulation units outstanding at end of period	64,531	62,814	42,461	43,807					
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (Funds were first received in this option during July 2009)									
Value at beginning of period	$13.39	$13.58	$12.46	$10.63					
Value at end of period	$15.22	$13.39	$13.58	$12.46					
Number of accumulation units outstanding at end of period	3,006	3,993	2,833	2,795					

Empire Traditions

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO									
(Funds were first received in this option during June 2009)									
Value at beginning of period	$15.32	$15.97	$12.94	$10.82					
Value at end of period	$17.35	$15.32	$15.97	$12.94					
Number of accumulation units outstanding at end of period	7,037	6,803	8,617	9,184					
ING RUSSELL™ MID CAP INDEX PORTFOLIO									
(Funds were first received in this option during June 2008)									
Value at beginning of period	$9.84	$10.24	$8.36	$6.11	$10.11				
Value at end of period	$11.25	$9.84	$10.24	$8.36	$6.11				
Number of accumulation units outstanding at end of period	4,434	2,847	3,483	3,505	5,947				
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$9.99	$10.63	$8.60	$6.94	$10.21				
Value at end of period	$11.35	$9.99	$10.63	$8.60	$6.94				
Number of accumulation units outstanding at end of period	6,014	6,865	9,037	12,851	11,998				
ING SMALLCAP OPPORTUNITIES PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$14.85	$15.07	$11.64	$9.08	$14.16	$13.15	$11.94	$11.33	
Value at end of period	$16.74	$14.85	$15.07	$11.64	$9.08	$14.16	$13.15	$11.94	
Number of accumulation units outstanding at end of period	539	4,748	4,809	4,871	4,851	4,999	5,033	9,557	
ING SMALL COMPANY PORTFOLIO									
(Funds were first received in this option during June 2008)									
Value at beginning of period	$10.31	$10.80	$8.88	$7.12	$10.18				
Value at end of period	$11.55	$10.31	$10.80	$8.88	$7.12				
Number of accumulation units outstanding at end of period	9,154	8,334	9,438	19,512	15,090				
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$13.21	$13.09	$11.71	$8.96	$12.61	$12.32	$10.96	$10.65	
Value at end of period	$14.82	$13.21	$13.09	$11.71	$8.96	$12.61	$12.32	$10.96	
Number of accumulation units outstanding at end of period	115,995	139,740	155,345	149,934	146,473	79,547	38,700	14,985	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$11.20	$11.52	$10.22	$8.34	$13.23	$13.09	$11.21	$11.02	
Value at end of period	$12.87	$11.20	$11.52	$10.22	$8.34	$13.23	$13.09	$11.21	
Number of accumulation units outstanding at end of period	23,534	33,977	29,183	28,261	24,787	18,866	18,406	17,281	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO									
(Funds were first received in this option during September 2007)									
Value at beginning of period	$8.86	$9.16	$8.01	$5.73	$10.14	$10.39			
Value at end of period	$10.30	$8.86	$9.16	$8.01	$5.73	$10.14			
Number of accumulation units outstanding at end of period	37,703	37,932	33,557	25,388	6,525	422			
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO									
(Fund first available during September 2005)									
Value at beginning of period	$11.39	$13.25	$11.88	$8.80	$17.78	$15.04	$12.37	$11.19	
Value at end of period	$13.26	$11.39	$13.25	$11.88	$8.80	$17.78	$15.04	$12.37	
Number of accumulation units outstanding at end of period	10,645	12,284	11,658	16,095	21,344	7,578	1,874	2,313	
ING TEMPLETON FOREIGN EQUITY PORTFOLIO									
(Fund first available during January 2007)									
Value at beginning of period	$8.68	$10.09	$9.47	$7.33	$12.59	$11.15			
Value at end of period	$10.10	$8.68	$10.09	$9.47	$7.33	$12.59			
Number of accumulation units outstanding at end of period	35,231	28,697	41,310	29,542	24,304	4,263			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO									
(Fund first available during January 2006)									
Value at beginning of period	$10.30	$11.14	$10.55	$8.13	$13.75	$13.69	$11.79		
Value at end of period	$12.30	$10.30	$11.14	$10.55	$8.13	$13.75	$13.69		
Number of accumulation units outstanding at end of period	12,397	12,813	9,256	9,237	7,561	1,825	559		

Empire Traditions

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING U.S. BOND INDEX PORTFOLIO									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$11.45	$10.92	$10.51	$10.16	$9.96				
Value at end of period	$11.63	$11.45	$10.92	$10.51	$10.16				
Number of accumulation units outstanding at end of period	9,095	17,563	18,039	11,669	1,075				
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$10.58	$11.09	$10.00	$7.75	$13.18	$13.32	$11.88	$11.05	
Value at end of period	$11.73	$10.58	$11.09	$10.00	$7.75	$13.18	$13.32	$11.88	
Number of accumulation units outstanding at end of period	336	1,881	1,963	1,967	2,060	2,024	2,772	1,350	
ING WISDOM TREE[SM] GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$7.54	$8.00	$7.70	$6.05	$10.34				
Value at end of period	$8.51	$7.54	$8.00	$7.70	$6.05				
Number of accumulation units outstanding at end of period	41,007	41,415	47,074	43,491	10,049				
PROFUND VP EUROPE 30									
(Fund first available during May 2003)									
Value at beginning of period	$9.94	$11.12	$11.05	$8.52	$15.52	$13.81	$11.99	$11.31	$10.57
Value at end of period	$11.36	$9.94	$11.12	$11.05	$8.52	$15.52	$13.81	$11.99	$11.31
Number of accumulation units outstanding at end of period	0	1,879	1,889	2,688	2,688	2,688	2,689	2,708	38
PROFUND VP RISING RATES OPPORTUNITY									
(Fund first available during September 2003)									
Value at beginning of period	$3.40	$5.54	$6.73	$5.19	$8.54	$9.19	$8.51	$9.42	$9.62
Value at end of period	$3.10	$3.40	$5.54	$6.73	$5.19	$8.54	$9.19	$8.51	$9.42
Number of accumulation units outstanding at end of period	1,744	13,521	13,030	11,772	12,291	13,137	12,579	10,503	794

Separate Account Annual Charges of 2.10%

	2012	2011	2010	2009	2008	2007	2006	2005	2004
BLACKROCK GLOBAL ALLOCATION V.I. FUND									
(Funds were first received in this option during September 2008)									
Value at beginning of period	$9.54	$10.11	$9.41	$7.95	$9.11				
Value at end of period	$10.27	$9.54	$10.11	$9.41	$7.95				
Number of accumulation units outstanding at end of period	2,212	2,564	2,613	3,273	2,087				
FIDELITY® VIP CONTRAFUND® PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$13.07	$13.74	$12.00	$9.05	$16.13	$14.04	$12.87	$11.27	$11.03
Value at end of period	$14.86	$13.07	$13.74	$12.00	$9.05	$16.13	$14.04	$12.87	$11.27
Number of accumulation units outstanding at end of period	2,360	3,405	4,642	4,919	5,528	5,426	2,689	925	138
FIDELITY® VIP EQUITY-INCOME PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$10.34	$10.49	$9.32	$7.33	$13.10	$13.21	$11.25	$10.92	
Value at end of period	$11.85	$10.34	$10.49	$9.32	$7.33	$13.10	$13.21	$11.25	
Number of accumulation units outstanding at end of period	1,141	2,172	2,773	2,874	2,953	1,735	1,468	791	
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO									
(Fund first available during September 2003)									
Value at beginning of period	$12.65	$15.09	$14.45	$10.37	$18.41	$15.75	$13.59	$11.59	
Value at end of period	$14.52	$12.65	$15.09	$14.45	$10.37	$18.41	$15.75	$13.59	
Number of accumulation units outstanding at end of period	4,978	6,517	8,400	7,563	7,898	8,465	4,059	885	

Empire Traditions CFI 56

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING AMERICAN FUNDS WORLD ALLOCATION PORTFOLIO									
(Funds were first received in this option during February 2011)									
Value at beginning of period	$14.18	$15.48							
Value at end of period	$15.69	$14.18							
Number of accumulation units outstanding at end of period	760	484							
ING BARON GROWTH PORTFOLIO									
(Fund first available during February 2006)									
Value at beginning of period	$12.11	$12.10	$9.77	$7.38	$12.83	$12.36	$11.57		
Value at end of period	$14.19	$12.11	$12.10	$9.77	$7.38	$12.83	$12.36		
Number of accumulation units outstanding at end of period	1,973	2,435	2,512	3,093	3,615	2,189	548		
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during November 2008)									
Value at beginning of period	$12.18	$11.87	$11.33	$9.64	$8.71				
Value at end of period	$14.15	$12.18	$11.87	$11.33	$9.64				
Number of accumulation units outstanding at end of period	238	240	241	242	211				
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO									
(Funds were first received in this option during June 2009)									
Value at beginning of period	$11.93	$10.88	$10.53	$10.01					
Value at end of period	$12.42	$11.93	$10.88	$10.53					
Number of accumulation units outstanding at end of period	1,399	1,406	1,413	1,421					
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$10.32	$10.71	$9.65	$7.57	$12.69	$13.12			
Value at end of period	$11.57	$10.32	$10.71	$9.65	$7.57	$12.69			
Number of accumulation units outstanding at end of period	3,808	3,858	3,940	4,093	4,010	771			
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$9.79	$11.18	$9.67	$6.47	$9.99				
Value at end of period	$10.32	$9.79	$11.18	$9.67	$6.47				
Number of accumulation units outstanding at end of period	3,450	3,389	3,398	3,161	1,455				
ING BOND PORTFOLIO									
(Funds were first received in this option during February 2008)									
Value at beginning of period	$10.37	$10.02	$9.65	$8.79	$10.01				
Value at end of period	$10.81	$10.37	$10.02	$9.65	$8.79				
Number of accumulation units outstanding at end of period	8,113	8,089	9,127	8,877	5,198				
ING CLARION GLOBAL REAL ESTATE PORTFOLIO									
(Funds were first received in this option during June 2007)									
Value at beginning of period	$9.73	$10.50	$9.24	$7.08	$12.30	$14.45			
Value at end of period	$11.97	$9.73	$10.50	$9.24	$7.08	$12.30			
Number of accumulation units outstanding at end of period	3,534	3,770	3,776	3,831	4,154	1,411			
ING CLARION REAL ESTATE PORTFOLIO									
Value at beginning of period	$15.80	$14.74	$11.76	$8.84	$14.69	$18.25			
Value at end of period	$17.88	$15.80	$14.74	$11.76	$8.84	$14.69			
Number of accumulation units outstanding at end of period	276	482	485	536	551	545			
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$9.29	$9.75	$7.95	$6.51	$10.09	$10.68			
Value at end of period	$10.38	$9.29	$9.75	$7.95	$6.51	$10.09			
Number of accumulation units outstanding at end of period	754	762	916	964	939	967			
ING DAVIS NEW YORK VENTURE PORTFOLIO									
(Funds were first received in this option during February 2007)									
Value at beginning of period	$8.84	$9.47	$8.63	$6.70	$11.26	$11.31			
Value at end of period	$9.71	$8.84	$9.47	$8.63	$6.70	$11.26			
Number of accumulation units outstanding at end of period	7,764	7,589	8,564	8,374	8,370	3,580			

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$13.06	$14.98	$11.92	$8.75	$14.68	$14.13			
Value at end of period	$14.66	$13.06	$14.98	$11.92	$8.75	$14.68			
Number of accumulation units outstanding at end of period	1,857	1,739	1,682	1,791	1,718	2,576			
ING FRANKLIN INCOME PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$10.86	$10.82	$9.78	$7.57	$10.93	$11.46			
Value at end of period	$11.97	$10.86	$10.82	$9.78	$7.57	$10.93			
Number of accumulation units outstanding at end of period	3,516	1,823	2,028	976	267	15,862			
ING FRANKLIN MUTUAL SHARES PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$9.47	$9.75	$8.93	$7.21	$11.83	$12.53			
Value at end of period	$10.53	$9.47	$9.75	$8.93	$7.21	$11.83			
Number of accumulation units outstanding at end of period	745	787	1,015	1,063	1,686	1,785			
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$8.05	$8.33	$7.68	$6.02	$9.56	$10.19			
Value at end of period	$9.13	$8.05	$8.33	$7.68	$6.02	$9.56			
Number of accumulation units outstanding at end of period	2,634	2,718	2,729	3,153	2,306	2,267			
ING GLOBAL RESOURCES PORTFOLIO (CLASS ADV)									
(Funds were first received in this option during March 2011)									
Value at beginning of period	$8.80	$10.74							
Value at end of period	$8.34	$8.80							
Number of accumulation units outstanding at end of period	1,572	1,579							
ING GLOBAL RESOURCES PORTFOLIO (CLASS S)									
(Fund first available during February 2006)									
Value at beginning of period	$17.01	$19.12	$16.06	$11.93	$20.65	$15.83	$13.98		
Value at end of period	$16.18	$17.01	$19.12	$16.06	$11.93	$20.65	$15.83		
Number of accumulation units outstanding at end of period	3,016	2,694	2,717	4,702	3,225	1,360	449		
ING GROWTH AND INCOME PORTFOLIO (CLASS ADV)									
(Funds were first received in this option during January 2011)									
Value at beginning of period	$9.50	$9.99							
Value at end of period	$10.72	$9.50							
Number of accumulation units outstanding at end of period	13,402	13,995							
ING GROWTH AND INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2009)									
Value at beginning of period	$8.36	$8.59	$7.71	$7.03					
Value at end of period	$9.45	$8.36	$8.59	$7.71					
Number of accumulation units outstanding at end of period	5,551	5,699	5,505	5,621					
ING HANG SENG INDEX PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$10.84	$13.58	$12.90	$13.22					
Value at end of period	$13.63	$10.84	$13.58	$12.90					
Number of accumulation units outstanding at end of period	292	294	230	231					
ING INDEX PLUS LARGECAP PORTFOLIO									
(Fund first available during January 2006)									
Value at beginning of period	$10.37	$10.62	$9.55	$7.93	$12.94	$12.62	$11.65		
Value at end of period	$11.58	$10.37	$10.62	$9.55	$7.93	$12.94	$12.62		
Number of accumulation units outstanding at end of period	0	74	74	75	75	75	75		
ING INDEX PLUS MIDCAP PORTFOLIO									
Value at beginning of period	$12.27	$12.71	$10.68	$8.30	$13.61	$13.21			
Value at end of period	$14.10	$12.27	$12.71	$10.68	$8.30	$13.61			
Number of accumulation units outstanding at end of period	809	1,075	1,079	1,188	1,197	1,368			

CFI 58

Empire Traditions

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING INDEX PLUS SMALLCAP PORTFOLIO									
Value at beginning of period	$11.51	$11.88	$9.90	$8.13	$12.51	$13.67			
Value at end of period	$12.64	$11.51	$11.88	$9.90	$8.13	$12.51			
Number of accumulation units outstanding at end of period	602	670	670	671	672	68			
ING INTERMEDIATE BOND PORTFOLIO									
(Funds were first received in this option during June 2007)									
Value at beginning of period	$11.60	$11.04	$10.29	$9.45	$10.57	$10.18			
Value at end of period	$12.38	$11.60	$11.04	$10.29	$9.45	$10.57			
Number of accumulation units outstanding at end of period	2,199	2,346	3,972	4,304	4,170	2,491			
ING INTERNATIONAL INDEX PORTFOLIO									
(Funds were first received in this option during May 2009)									
Value at beginning of period	$6.80	$7.93	$7.53	$5.71					
Value at end of period	$7.89	$6.80	$7.93	$7.53					
Number of accumulation units outstanding at end of period	201	171	158	152					
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$10.34	$10.78	$9.57	$7.60	$12.23	$12.78	$11.27	$11.05	
Value at end of period	$12.01	$10.34	$10.78	$9.57	$7.60	$12.23	$12.78	$11.27	
Number of accumulation units outstanding at end of period	3,348	4,434	5,345	5,419	5,449	5,434	3,025	797	
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$11.42	$11.82	$10.78	$9.00	$12.02	$11.89	$10.81	$10.86	
Value at end of period	$12.58	$11.42	$11.82	$10.78	$9.00	$12.02	$11.89	$10.81	
Number of accumulation units outstanding at end of period	3,843	3,990	3,638	3,658	3,362	109	110	109	
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$10.71	$11.18	$10.15	$8.37	$12.61	$12.56	$11.06	$10.78	
Value at end of period	$12.01	$10.71	$11.18	$10.15	$8.37	$12.61	$12.56	$11.06	
Number of accumulation units outstanding at end of period	1,614	1,753	1,785	891	201	203	728	170	
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO									
(Fund first available during January 2006)									
Value at beginning of period	$18.59	$23.23	$19.73	$11.75	$24.62	$18.16	$14.54		
Value at end of period	$21.68	$18.59	$23.23	$19.73	$11.75	$24.62	$18.16		
Number of accumulation units outstanding at end of period	1,948	1,920	2,051	2,108	2,235	2,483	449		
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$13.51	$13.99	$11.27	$9.04	$13.19	$13.70	$12.00	$11.49	
Value at end of period	$15.70	$13.51	$13.99	$11.27	$9.04	$13.19	$13.70	$12.00	
Number of accumulation units outstanding at end of period	2,314	4,097	4,997	5,373	5,335	4,846	3,681	1,562	
ING LARGE CAP GROWTH PORTFOLIO (CLASS ADV)									
(Funds were first received in this option during July 2012)									
Value at beginning of period	$9.83								
Value at end of period	$10.27								
Number of accumulation units outstanding at end of period	69,875								
ING LARGE CAP GROWTH PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2010)									
Value at beginning of period	$14.33	$14.32	$13.08						
Value at end of period	$16.53	$14.33	$14.32						
Number of accumulation units outstanding at end of period	273	534	249						
ING LARGE CAP VALUE PORTFOLIO									
(Funds were first received in this option during March 2011)									
Value at beginning of period	$9.99	$10.26							
Value at end of period	$11.18	$9.99							
Number of accumulation units outstanding at end of period	519	521							

Empire Traditions

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING LIQUID ASSETS PORTFOLIO									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$9.98	$10.19	$10.41	$10.60	$10.61				
Value at end of period	$9.77	$9.98	$10.19	$10.41	$10.60				
Number of accumulation units outstanding at end of period	1,340	1,347	1,354	2,840	19,925				
ING MARSICO GROWTH PORTFOLIO									
(Funds were first received in this option during September 2007)									
Value at beginning of period	$11.63	$12.08	$10.29	$8.15	$13.95	$13.99			
Value at end of period	$12.81	$11.63	$12.08	$10.29	$8.15	$13.95			
Number of accumulation units outstanding at end of period	257	260	263	363	367	371			
ING MFS TOTAL RETURN PORTFOLIO									
(Fund first available during May 2003)									
Value at beginning of period	$11.32	$11.38	$10.58	$9.17	$12.06	$11.84	$10.81	$10.70	
Value at end of period	$12.32	$11.32	$11.38	$10.58	$9.17	$12.06	$11.84	$10.81	
Number of accumulation units outstanding at end of period	5,388	6,774	7,456	7,162	4,896	2,391	2,040	1,148	
ING MFS UTILITIES PORTFOLIO									
(Fund first available during February 2006)									
Value at beginning of period	$16.65	$15.98	$14.36	$11.05	$18.11	$14.53	$11.73		
Value at end of period	$18.47	$16.65	$15.98	$14.36	$11.05	$18.11	$14.53		
Number of accumulation units outstanding at end of period	3,461	3,515	2,919	2,850	3,369	2,890	535		
ING MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO									
(Funds were first received in this option during August 2011)									
Value at beginning of period	$14.20	$14.71							
Value at end of period	$16.10	$14.20							
Number of accumulation units outstanding at end of period	456	457							
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)									
(Fund first available during May 2003)									
Value at beginning of period	$12.52	$13.96	$12.31	$9.02	$15.49	$14.88	$12.92	$11.75	
Value at end of period	$14.87	$12.52	$13.96	$12.31	$9.02	$15.49	$14.88	$12.92	
Number of accumulation units outstanding at end of period	2,730	3,763	4,560	4,851	4,534	4,291	1,968	813	
ING PIMCO HIGH YIELD PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$14.59	$14.27	$12.76	$8.72	$11.50	$11.79			
Value at end of period	$16.29	$14.59	$14.27	$12.76	$8.72	$11.50			
Number of accumulation units outstanding at end of period	790	820	708	905	961	1,827			
ING PIMCO TOTAL RETURN BOND PORTFOLIO									
(Funds were first received in this option during June 2007)									
Value at beginning of period	$13.51	$13.33	$12.64	$11.29	$11.06	$10.31			
Value at end of period	$14.38	$13.51	$13.33	$12.64	$11.29	$11.06			
Number of accumulation units outstanding at end of period	16,369	17,295	17,189	15,268	11,396	2,841			
ING PIONEER MID CAP VALUE PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$10.62	$11.41	$9.88	$8.07	$12.32	$11.93	$10.84	$10.82	
Value at end of period	$11.54	$10.62	$11.41	$9.88	$8.07	$12.32	$11.93	$10.84	
Number of accumulation units outstanding at end of period	340	2,309	3,478	3,510	3,309	3,370	3,318	1,743	
ING RETIREMENT CONSERVATIVE PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$9.03	$8.77	$8.30	$8.24					
Value at end of period	$9.54	$9.03	$8.77	$8.30					
Number of accumulation units outstanding at end of period	396	336	311	299					
ING RETIREMENT GROWTH PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$9.89	$10.23	$9.36	$9.21					
Value at end of period	$10.94	$9.89	$10.23	$9.36					
Number of accumulation units outstanding at end of period	23,109	23,538	24,169	24,574					

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING RETIREMENT MODERATE GROWTH PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$10.24	$10.45	$9.62	$9.49					
Value at end of period	$11.19	$10.24	$10.45	$9.62					
Number of accumulation units outstanding at end of period	9,246	9,436	9,791	9,766					
ING RETIREMENT MODERATE PORTFOLIO									
(Funds were first received in this option during October 2009)									
Value at beginning of period	$10.56	$10.56	$9.85	$9.75					
Value at end of period	$11.39	$10.56	$10.56	$9.85					
Number of accumulation units outstanding at end of period	60,358	58,410	56,432	54,373					
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$14.14	$13.90	$12.62	$10.82					
Value at end of period	$15.82	$14.14	$13.90	$12.62					
Number of accumulation units outstanding at end of period	338	364	366	358					
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$8.85	$8.85	$8.07	$6.90					
Value at end of period	$9.99	$8.85	$8.85	$8.07					
Number of accumulation units outstanding at end of period	4,223	4,558	4,591	4,733					
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$13.33	$13.54	$12.45	$10.62					
Value at end of period	$15.13	$13.33	$13.54	$12.45					
Number of accumulation units outstanding at end of period	756	774	778	552					
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO									
(Funds were first received in this option during August 2009)									
Value at beginning of period	$15.25	$15.93	$12.93	$11.54					
Value at end of period	$17.25	$15.25	$15.93	$12.93					
Number of accumulation units outstanding at end of period	864	874	959	1,046					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO									
(Funds were first received in this option during June 2008)									
Value at beginning of period	$9.93	$10.59	$8.58	$6.93	$10.00				
Value at end of period	$11.26	$9.93	$10.59	$8.58	$6.93				
Number of accumulation units outstanding at end of period	0	0	0	0	665				
ING SMALL COMPANY PORTFOLIO									
(Funds were first received in this option during June 2008)									
Value at beginning of period	$10.25	$10.76	$8.86	$7.11	$10.11				
Value at end of period	$11.46	$10.25	$10.76	$8.86	$7.11				
Number of accumulation units outstanding at end of period	853	820	909	618	383				
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO									
(Fund first available during May 2005)									
Value at beginning of period	$13.07	$12.98	$11.62	$8.91	$12.56	$12.29	$10.95	$10.64	
Value at end of period	$14.65	$13.07	$12.98	$11.62	$8.91	$12.56	$12.29	$10.95	
Number of accumulation units outstanding at end of period	6,825	8,625	9,219	9,101	5,703	2,985	2,156	912	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO									
(Fund first available during May 2004)									
Value at beginning of period	$11.07	$11.41	$10.14	$8.29	$13.16	$13.05	$11.19	$10.99	
Value at end of period	$12.71	$11.07	$11.41	$10.14	$8.29	$13.16	$13.05	$11.19	
Number of accumulation units outstanding at end of period	2,179	4,002	3,781	5,965	2,852	1,995	385	105	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO									
(Funds were first received in this option during June 2007)									
Value at beginning of period	$8.80	$9.10	$7.98	$5.71	$10.12	$10.29			
Value at end of period	$10.21	$8.80	$9.10	$7.98	$5.71	$10.12			
Number of accumulation units outstanding at end of period	2,103	3,109	3,537	3,233	2,850	2,772			

Empire Traditions

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO									
(Funds were first received in this option during March 2008)									
Value at beginning of period	$11.28	$13.14	$11.79	$8.75	$15.14				
Value at end of period	$13.11	$11.28	$13.14	$11.79	$8.75				
Number of accumulation units outstanding at end of period	206	217	230	243	892				
ING TEMPLETON FOREIGN EQUITY PORTFOLIO									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$8.61	$10.02	$9.42	$7.30	$12.55	$12.20			
Value at end of period	$10.00	$8.61	$10.02	$9.42	$7.30	$12.55			
Number of accumulation units outstanding at end of period	8,490	1,101	1,138	1,178	1,226	392			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO									
(Funds were first received in this option during June 2007)									
Value at beginning of period	$10.20	$11.05	$10.47	$8.09	$13.69	$14.69			
Value at end of period	$12.16	$10.20	$11.05	$10.47	$8.09	$13.69			
Number of accumulation units outstanding at end of period	1,862	1,867	1,868	2,135	2,030	1,298			
ING U.S. BOND INDEX PORTFOLIO									
(Funds were first received in this option during May 2009)									
Value at beginning of period	$11.38	$10.87	$10.48	$10.15					
Value at end of period	$11.54	$11.38	$10.87	$10.48					
Number of accumulation units outstanding at end of period	282	240	222	213					
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO									
(Fund first available during January 2006)									
Value at beginning of period	$10.46	$10.98	$9.92	$7.70	$13.12	$13.28	$12.17		
Value at end of period	$11.58	$10.46	$10.98	$9.92	$7.70	$13.12	$13.28		
Number of accumulation units outstanding at end of period	0	35	36	36	36	36	36		
ING WISDOM TREE℠ GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO									
(Funds were first received in this option during February 2008)									
Value at beginning of period	$7.49	$7.96	$7.68	$6.04	$9.65				
Value at end of period	$8.44	$7.49	$7.96	$7.68	$6.04				
Number of accumulation units outstanding at end of period	1,560	1,572	1,583	1,595	1,607				

CFI 62

Empire Traditions

FINANCIAL STATEMENTS

ReliaStar Life Insurance Company of New York

Separate Account NY-B

Year Ended December 31, 2012
with Report of Independent Registered Public Accounting Firm

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RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Financial Statements
Year Ended December 31, 2012

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ReliaStar Life Insurance Company of New York

We have audited the accompanying financial statements of ReliaStar Life Insurance Company of New York Separate Account NY-B (the "Account"), which comprise the statements of assets and liabilities of each of the investment divisions disclosed in Note 1 as of December 31, 2012, and the related statements of operations for the year or period then ended, and the statements of changes in net assets for the years or periods ended December 31, 2012 and 2011. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2012, by correspondence with the transfer agents or fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the investment divisions disclosed in Note 1 constituting ReliaStar Life Insurance Company of New York Separate Account NY-B at December 31, 2012, the results of their operations for the year or period then ended, and the changes in their net assets for the years or periods ended December 31, 2012 and 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 18, 2013

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	BlackRock Global Allocation V.I. Fund - Class III	Columbia Small Cap Value Fund, Variable Series - Class B	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Contrafund® Portfolio - Service Class 2	Franklin Small Cap Value Securities Fund - Class 2
Assets					
Investments in mutual funds at fair value	$ 17,017	$ 868	$ 4,974	$ 26,550	$ 973
Total assets	17,017	868	4,974	26,550	973
Liabilities					
Payable to related parties	1		-	2	-
Total liabilities	1	-	-	2	-
Net assets	$ 17,016	$ 868	$ 4,974	$ 26,548	$ 973
Total number of mutual fund shares	1,186,697	56,543	253,524	1,021,168	53,360
Cost of mutual fund shares	$ 15,246	$ 976	$ 4,792	$ 21,325	$ 539

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Balanced Portfolio - Class S	ING Intermediate Bond Portfolio - Class S	ING American Funds Asset Allocation Portfolio	ING American Funds Global Growth and Income Portfolio	ING American Funds International Growth and Income Portfolio
Assets					
Investments in mutual funds at fair value	$ 196	$ 20,911	$ 9,384	$ 108	$ 94
Total assets	196	20,911	9,384	108	94
Liabilities					
Payable to related parties	-	1	-	-	-
Total liabilities	-	1	-	-	-
Net assets	$ 196	$ 20,910	$ 9,384	$ 108	$ 94
Total number of mutual fund shares	16,041	1,622,271	857,786	9,802	9,139
Cost of mutual fund shares	$ 165	$ 19,918	$ 7,113	$ 97	$ 91

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio - Service Class	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 25,072	$ 1,801	$ 5,881	$ 13,100	$ 4,000
Total assets	25,072	1,801	5,881	13,100	4,000
Liabilities					
Payable to related parties	2	-	-	-	-
Total liabilities	2	-	-	-	-
Net assets	$ 25,070	$ 1,801	$ 5,881	$ 13,100	$ 4,000
Total number of mutual fund shares	1,544,806	165,427	441,514	1,196,323	366,979
Cost of mutual fund shares	$ 24,811	$ 1,857	$ 4,689	$ 12,860	$ 3,236

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Bond Portfolio	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service Class	ING DFA World Equity Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 15,258	$ 4,943	$ 4,539	$ 2,246	$ 7,910
Total assets	15,258	4,943	4,539	2,246	7,910
Liabilities					
Payable to related parties	1	-	-	-	1
Total liabilities	1	-	-	-	1
Net assets	$ 15,257	$ 4,943	$ 4,539	$ 2,246	$ 7,909
Total number of mutual fund shares	1,457,313	444,904	167,239	254,078	514,329
Cost of mutual fund shares	$ 14,331	$ 3,319	$ 3,751	$ 2,011	$ 6,336

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Resources Portfolio - Adviser Class	ING Global Resources Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 16,787	$ 5,926	$ 12,626	$ 1,186	$ 9,923
Total assets	16,787	5,926	12,626	1,186	9,923
Liabilities					
Payable to related parties	1	-	1	-	1
Total liabilities	1	-	1	-	1
Net assets	$ 16,786	$ 5,926	$ 12,625	$ 1,186	$ 9,922
Total number of mutual fund shares	1,628,239	687,520	1,401,369	65,206	530,050
Cost of mutual fund shares	$ 14,773	$ 5,081	$ 10,988	$ 1,276	$ 8,685

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Invesco Van Kampen Growth and Income Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Large Cap Growth Portfolio - Adviser Class	ING Large Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 2,482	$ 17,439	$ 6,030	$ 46,398	$ 3,354
Total assets	2,482	17,439	6,030	46,398	3,354
Liabilities					
Payable to related parties	-	1	-	3	-
Total liabilities	-	1	-	3	-
Net assets	$ 2,482	$ 17,438	$ 6,030	$ 46,395	$ 3,354
Total number of mutual fund shares	105,230	837,616	393,876	3,274,389	229,549
Cost of mutual fund shares	$ 1,996	$ 14,724	$ 4,881	$ 44,027	$ 2,938

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Large Cap Value Portfolio - Service Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class	ING MFS Total Return Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 951	$ 196	$ 22,813	$ 8,929	$ 9,607
Total assets	951	196	22,813	8,929	9,607
Liabilities					
Payable to related parties	-	-	2	1	1
Total liabilities	-	-	2	1	1
Net assets	$ 951	$ 196	$ 22,811	$ 8,928	$ 9,606
Total number of mutual fund shares	104,040	19,195	22,813,226	474,169	595,967
Cost of mutual fund shares	$ 836	$ 202	$ 22,813	$ 7,694	$ 8,544

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING MFS Utilities Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Service Class	ING Oppenheimer Active Allocation Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 13,189	$ 6,153	$ 714	$ 13,278	$ 55,485
Total assets	13,189	6,153	714	13,278	55,485
Liabilities					
Payable to related parties	-	-	-	1	2
Total liabilities	-	-	-	1	2
Net assets	$ 13,189	$ 6,153	$ 714	$ 13,277	$ 55,483
Total number of mutual fund shares	879,241	374,260	63,721	1,249,087	4,544,211
Cost of mutual fund shares	$ 10,343	$ 5,162	$ 643	$ 12,561	$ 54,137

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 328	$ 6,968	$ 14,680	$ 99,354	$ 77,637
Total assets	328	6,968	14,680	99,354	77,637
Liabilities					
Payable to related parties	-	-	-	9	5
Total liabilities	-	-	-	9	5
Net assets	$ 328	$ 6,968	$ 14,680	$ 99,345	$ 77,632
Total number of mutual fund shares	28,645	616,078	1,548,513	8,800,178	6,756,903
Cost of mutual fund shares	$ 304	$ 5,771	$ 14,218	$ 82,035	$ 64,746

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 43,592	$ 37,718	$ 10,968	$ 5,439	$ 4,725
Total assets	43,592	37,718	10,968	5,439	4,725
Liabilities					
Payable to related parties	2	2	-	-	-
Total liabilities	2	2	-	-	-
Net assets	$ 43,590	$ 37,716	$ 10,968	$ 5,439	$ 4,725
Total number of mutual fund shares	3,764,446	1,505,113	834,065	464,883	377,661
Cost of mutual fund shares	$ 37,693	$ 32,023	$ 8,663	$ 4,660	$ 4,731

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING American Century Small-Mid Cap Value Portfolio - Service Class		ING Baron Growth Portfolio - Service Class		ING Columbia Small Cap Value II Portfolio - Service Class		ING Davis New York Venture Portfolio - Service Class		ING Global Bond Portfolio - Service Class	
Assets										
Investments in mutual funds										
at fair value	$	492	$	13,110	$	3,386	$	8,830	$	282
Total assets		492		13,110		3,386		8,830		282
Liabilities										
Payable to related parties		-		-		-		-		-
Total liabilities		-		-		-		-		-
Net assets	$	492	$	13,110	$	3,386	$	8,830	$	282
Total number of mutual fund shares		40,905		565,579		295,473		470,949		24,557
Cost of mutual fund shares	$	385	$	8,344	$	2,395	$	6,787	$	283

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Growth and Income Core Portfolio - Initial Class	ING Growth and Income Core Portfolio - Service Class	ING Invesco Van Kampen Comstock Portfolio - Service Class	ING Invesco Van Kampen Equity and Income Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 2	$ 151	$ 4,285	$ 2,745	$ 3,700
Total assets	2	151	4,285	2,745	3,700
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 2	$ 151	$ 4,285	$ 2,745	$ 3,700
Total number of mutual fund shares	72	5,078	372,262	75,756	221,540
Cost of mutual fund shares	$ 2	$ 138	$ 3,552	$ 2,427	$ 2,846

The accompanying notes are an integral part of these financial statements.

13

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 95	$ 7,119	$ 227	$ 174	$ 1,241
Total assets	95	7,119	227	174	1,241
Liabilities					
Payable to related parties	-	1	-	-	-
Total liabilities	-	1	-	-	-
Net assets	$ 95	$ 7,118	$ 227	$ 174	$ 1,241
Total number of mutual fund shares	6,290	486,586	18,604	15,313	106,822
Cost of mutual fund shares	$ 65	$ 6,628	$ 206	$ 155	$ 1,048

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 137	$ 21	$ 50	$ 1,478	$ 4,248
Total assets	137	21	50	1,478	4,248
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 137	$ 21	$ 50	$ 1,478	$ 4,248
Total number of mutual fund shares	11,480	1,730	4,509	171,908	67,308
Cost of mutual fund shares	$ 136	$ 22	$ 48	$ 1,025	$ 3,463

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Strategic Allocation Conservative Portfolio - Class S	ING Strategic Allocation Growth Portfolio - Class S	ING Strategic Allocation Moderate Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 13,596	$ 386	$ -	$ 34	$ 34
Total assets	13,596	386	-	34	34
Liabilities					
Payable to related parties	1	-	-	-	-
Total liabilities	1	-	-	-	-
Net assets	$ 13,595	$ 386	$ -	$ 34	$ 34
Total number of mutual fund shares	1,225,955	39,672	31	3,124	3,104
Cost of mutual fund shares	$ 11,673	$ 380	$ -	$ 26	$ 36

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12
Assets					
Investments in mutual funds at fair value	$ 27,467	$ 702	$ 11,409	$ 208	$ 1
Total assets	27,467	702	11,409	208	1
Liabilities					
Payable to related parties	2	-	1	-	-
Total liabilities	2	-	1	-	-
Net assets	$ 27,465	$ 702	$ 11,408	$ 208	$ 1
Total number of mutual fund shares	1,130,339	28,607	469,126	26,939	172
Cost of mutual fund shares	$ 25,162	$ 683	$ 9,651	$ 255	$ 1

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Science and Technology Opportunities Portfolio - Class S	ING Euro STOXX 50® Index Portfolio - Class A	ING FTSE 100 Index® Portfolio - Class A
Assets					
Investments in mutual funds at fair value	$ 493	$ 4,668	$ 5,671	$ 84	$ 3
Total assets	493	4,668	5,671	84	3
Liabilities					
Payable to related parties	-	1	-	-	-
Total liabilities	-	1	-	-	-
Net assets	$ 493	$ 4,667	$ 5,671	$ 84	$ 3
Total number of mutual fund shares	51,696	471,006	1,063,886	8,474	235
Cost of mutual fund shares	$ 502	$ 4,759	$ 6,041	$ 74	$ 3

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Hang Seng Index Portfolio - Class S	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class S	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 1,860	$ 2,845	$ 5,322	$ 4,383	$ 3,864
Total assets	1,860	2,845	5,322	4,383	3,864
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 1,860	$ 2,845	$ 5,322	$ 4,383	$ 3,864
Total number of mutual fund shares	131,076	186,651	303,087	286,093	459,439
Cost of mutual fund shares	$ 1,772	$ 2,881	$ 4,592	$ 4,162	$ 3,535

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Japan TOPIX Index® Portfolio - Class A	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class S	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 81	$ 1,667	$ 9,249	$ 1,690	$ 4,179
Total assets	81	1,667	9,249	1,690	4,179
Liabilities					
Payable to related parties	-	-	1	-	-
Total liabilities	-	-	1	-	-
Net assets	$ 81	$ 1,667	$ 9,248	$ 1,690	$ 4,179
Total number of mutual fund shares	8,634	99,732	843,144	118,819	228,103
Cost of mutual fund shares	$ 81	$ 1,419	$ 7,617	$ 1,474	$ 2,816

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Russell™ Mid Cap Index Portfolio - Class S	ING Russell™ Small Cap Index Portfolio - Class S	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class S	ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 2,585	$ 3,862	$ 2,575	$ 5,388	$ 3,849
Total assets	2,585	3,862	2,575	5,388	3,849
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 2,585	$ 3,862	$ 2,575	$ 5,388	$ 3,849
Total number of mutual fund shares	209,139	302,210	133,058	492,466	467,734
Cost of mutual fund shares	$ 2,075	$ 3,481	$ 1,984	$ 5,234	$ 3,270

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING International Value Portfolio - Class S	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class S	Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I	Legg Mason Variable Lifestyle Allocation 50%
Assets					
Investments in mutual funds at fair value	$ 501	$ 6,176	$ 740	$ 287	$ 1,094
Total assets	501	6,176	740	287	1,094
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 501	$ 6,176	$ 740	$ 287	$ 1,094
Total number of mutual fund shares	60,004	491,368	34,198	18,594	86,976
Cost of mutual fund shares	$ 427	$ 4,494	$ 546	$ 307	$ 959

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	Legg Mason Variable Lifestyle Allocation 70%	Legg Mason Variable Lifestyle Allocation 85%	Western Asset Variable High Income Portfolio	Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class	PIMCO Real Return Portfolio - Administrative Class
Assets					
Investments in mutual funds at fair value	$ 432	$ 175	$ 226	$ 73	$ 1,139
Total assets	432	175	226	73	1,139
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 432	$ 175	$ 226	$ 73	$ 1,139
Total number of mutual fund shares	36,905	13,225	37,715	3,676	79,897
Cost of mutual fund shares	$ 340	$ 150	$ 230	$ 49	$ 1,163

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	Pioneer Equity Income VCT Portfolio - Class II	ProFund VP Bull	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity	Invesco Van Kampen American Franchise Fund - Class I Shares
Assets					
Investments in mutual funds at fair value	$ 1,560	$ 20	$ 25	$ 88	$ 115
Total assets	1,560	20	25	88	115
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 1,560	$ 20	$ 25	$ 88	$ 115
Total number of mutual fund shares	72,200	694	1,141	12,571	3,171
Cost of mutual fund shares	$ 1,085	$ 20	$ 26	$ 181	$ 118

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Invesco V.I. Leisure Fund - Series I Shares	BlackRock Global Allocation V.I. Fund - Class III	Columbia Small Cap Value Fund, Variable Series - Class B	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Contrafund® Portfolio - Service Class 2
Net investment income (loss)					
Income:					
Dividends	$ -	$ 248	$ 3	$ 142	$ 296
Total investment income	-	248	3	142	296
Expenses:					
Mortality, expense risk and other charges	1	270		68	389
Annual administrative charges	-	2	-	-	3
Contingent deferred sales charges	-	3	-	1	10
Other contract charges	-	126	8	32	183
Total expenses	1	401	22	101	585
Net investment income (loss)	(1)	(153)	(19)	41	(289)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	21	563	(31)	(354)	(479)
Capital gains distributions	-	56	41	324	-
Total realized gain (loss) on investments and capital gains distributions	21	619	10	(30)	(479)
Net unrealized appreciation (depreciation) of investments	5	764	80	682	4,221
Net realized and unrealized gain (loss) on investments	26	1,383	90	652	3,742
Net increase (decrease) in net assets resulting from operations	$ 25	$ 1,230	$ 71	$ 693	$ 3,453

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class S	ING Intermediate Bond Portfolio - Class S	ING American Funds Asset Allocation Portfolio	ING American Funds Global Growth and Income Portfolio
Net investment income (loss)					
Income:					
Dividends	$ 8	$ 6	$ 887	$ 124	$ 2
Total investment income	8	6	887	124	2
Expenses:					
Mortality, expense risk and other charges	11	3	296	142	3
Annual administrative charges	-	-	1	1	-
Contingent deferred sales charges	-	-	5	45	-
Other contract charges	5	1	140	64	1
Total expenses	16	4	442	252	4
Net investment income (loss)	(8)	2	445	(128)	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	76	(3)	654	732	2
Capital gains distributions	-	-	-	24	-
Total realized gain (loss) on investments and capital gains distributions	76	(3)	654	756	2
Net unrealized appreciation (depreciation) of investments	79	22	220	540	20
Net realized and unrealized gain (loss) on investments	155	19	874	1,296	22
Net increase (decrease) in net assets resulting from operations	$ 147	$ 21	$ 1,319	$ 1,168	$ 20

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING American Funds Growth Portfolio	ING American Funds International Growth and Income Portfolio	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio - Service Class	ING Artio Foreign Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 33	$ -	$ 332	$ 27	$ 105
Total investment income	33	-	332	27	105
Expenses:					
Mortality, expense risk and other charges	412	-	369	29	70
Annual administrative charges	1	-	4	-	-
Contingent deferred sales charges	35	-	9	3	2
Other contract charges	216	-	188	15	46
Total expenses	664	-	570	47	118
Net investment income (loss)	(631)	-	(238)	(20)	(13)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,438)	-	(2,491)	16	(4,494)
Capital gains distributions	965	-	-	146	-
Total realized gain (loss) on investments and capital gains distributions	(473)	-	(2,491)	162	(4,494)
Net unrealized appreciation (depreciation) of investments	4,022	3	6,089	47	4,615
Net realized and unrealized gain (loss) on investments	3,549	3	3,598	209	121
Net increase (decrease) in net assets resulting from operations	$ 2,918	$ 3	$ 3,360	$ 189	$ 108

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Service Class	ING Bond Portfolio	ING Clarion Global Real Estate Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 42	$ 96	$ 17	$ 416	$ 27
Total investment income	42	96	17	416	27
Expenses:					
Mortality, expense risk					
and other charges	94	195	54	226	70
Annual administrative charges	1	1	1	1	-
Contingent deferred sales charges	1	18	1	8	1
Other contract charges	52	99	28	107	35
Total expenses	148	313	84	342	106
Net investment income (loss)	(106)	(217)	(67)	74	(79)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	411	281	(8)	325	(67)
Capital gains distributions	89	738	-	408	-
Total realized gain (loss) on investments					
and capital gains distributions	500	1,019	(8)	733	(67)
Net unrealized appreciation					
(depreciation) of investments	452	(253)	450	(172)	1,185
Net realized and unrealized gain (loss)					
on investments	952	766	442	561	1,118
Net increase (decrease) in net assets					
resulting from operations	$ 846	$ 549	$ 375	$ 635	$ 1,039

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Clarion Real Estate Portfolio - Service Class	ING DFA World Equity Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 45	$ 43	$ 49	$ 995	$ 89
Total investment income	45	43	49	995	89
Expenses:					
Mortality, expense risk and other charges	68	32	126	284	93
Annual administrative charges	1	-	1	2	1
Contingent deferred sales charges	1	1	2	92	1
Other contract charges	41	16	58	143	44
Total expenses	111	49	187	521	139
Net investment income (loss)	(66)	(6)	(138)	474	(50)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(201)	51	9	1,053	(148)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(201)	51	9	1,053	(148)
Net unrealized appreciation (depreciation) of investments	833	237	1,064	8	812
Net realized and unrealized gain (loss) on investments	632	288	1,073	1,061	664
Net increase (decrease) in net assets resulting from operations	$ 566	$ 282	$ 935	$ 1,535	$ 614

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Resources Portfolio - Adviser Class	ING Global Resources Portfolio - Service Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 468	$ 8	$ 83	$ 44	$ -
Total investment income	468	8	83	44	-
Expenses:					
Mortality, expense risk					
and other charges	197	18	171	37	250
Annual administrative charges	2	-	1	1	2
Contingent deferred sales charges	3	2	6	2	5
Other contract charges	102	10	86	16	138
Total expenses	304	30	264	56	395
Net investment income (loss)	164	(22)	(181)	(12)	(395)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(116)	(68)	(964)	122	(924)
Capital gains distributions	-	-	-	-	418
Total realized gain (loss) on investments					
and capital gains distributions	(116)	(68)	(964)	122	(506)
Net unrealized appreciation					
(depreciation) of investments	1,509	45	574	168	3,428
Net realized and unrealized gain (loss)					
on investments	1,393	(23)	(390)	290	2,922
Net increase (decrease) in net assets					
resulting from operations	$ 1,557	$ (45)	$ (571)	$ 278	$ 2,527

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Large Cap Growth Portfolio - Adviser Class	ING Large Cap Growth Portfolio - Service Class	ING Large Cap Value Portfolio - Service Class	ING Limited Maturity Bond Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 9	$ 3	$ 14	$ 22	$ 2
Total investment income	9	3	14	22	2
Expenses:					
Mortality, expense risk and other charges	84	324	54	12	3
Annual administrative charges	1	5	-	-	-
Contingent deferred sales charges	2	19	1	-	-
Other contract charges	47	172	26	8	-
Total expenses	134	520	81	20	3
Net investment income (loss)	(125)	(517)	(67)	2	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(10)	129	217	17	(4)
Capital gains distributions	-	4	33	-	-
Total realized gain (loss) on investments and capital gains distributions	(10)	133	250	17	(4)
Net unrealized appreciation (depreciation) of investments	943	2,371	327	77	6
Net realized and unrealized gain (loss) on investments	933	2,504	577	94	2
Net increase (decrease) in net assets resulting from operations	$ 808	$ 1,987	$ 510	$ 96	$ 1

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Liquid Assets Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 32	$ 240	$ 424	$ 102
Total investment income	-	32	240	424	102
Expenses:					
Mortality, expense risk and other charges	369	142	151	214	94
Annual administrative charges	5	1	2	1	1
Contingent deferred sales charges	29	3	4	3	1
Other contract charges	120	61	58	115	45
Total expenses	523	207	215	333	141
Net investment income (loss)	(523)	(175)	25	91	(39)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	165	(442)	(147)	264
Capital gains distributions	2	-	-	-	291
Total realized gain (loss) on investments and capital gains distributions	2	165	(442)	(147)	555
Net unrealized appreciation (depreciation) of investments	-	867	1,275	1,495	216
Net realized and unrealized gain (loss) on investments	2	1,032	833	1,348	771
Net increase (decrease) in net assets resulting from operations	$ (521)	$ 857	$ 858	$ 1,439	$ 732

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Oppenheimer Active Allocation Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 18	$ 827	$ 1,828	$ 4	$ 63
Total investment income	18	827	1,828	4	63
Expenses:					
Mortality, expense risk and other charges	11	210	856	6	101
Annual administrative charges	-	1	5	-	1
Contingent deferred sales charges	-	6	52	1	2
Other contract charges	4	116	382	3	56
Total expenses	15	333	1,295	10	160
Net investment income (loss)	3	494	533	(6)	(97)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	15	297	473	10	(73)
Capital gains distributions	1	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	16	297	473	10	(73)
Net unrealized appreciation (depreciation) of investments	48	580	2,333	28	776
Net realized and unrealized gain (loss) on investments	64	877	2,806	38	703
Net increase (decrease) in net assets resulting from operations	$ 67	$ 1,371	$ 3,339	$ 32	$ 606

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 470	$ 2,359	$ 1,985	$ 1,456	$ 580
Total investment income	470	2,359	1,985	1,456	580
Expenses:					
Mortality, expense risk					
and other charges	242	1,528	1,175	711	526
Annual administrative charges	1	18	10	5	4
Contingent deferred sales charges	9	27	53	17	6
Other contract charges	112	901	596	319	283
Total expenses	364	2,474	1,834	1,052	819
Net investment income (loss)	106	(115)	151	404	(239)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	586	1,618	1,182	1,208	(377)
Capital gains distributions	200	-	-	-	1,029
Total realized gain (loss) on investments					
and capital gains distributions	786	1,618	1,182	1,208	652
Net unrealized appreciation					
(depreciation) of investments	(106)	8,150	5,396	1,762	3,567
Net realized and unrealized gain (loss)					
on investments	680	9,768	6,578	2,970	4,219
Net increase (decrease) in net assets					
resulting from operations	$ 786	$ 9,653	$ 6,729	$ 3,374	$ 3,980

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service Class	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 210	$ 15	$ 85	$ 6	$ -
Total investment income	210	15	85	6	-
Expenses:					
Mortality, expense risk and other charges	153	89	68	6	192
Annual administrative charges	1	1	1	-	1
Contingent deferred sales charges	4	37	1	-	1
Other contract charges	73	41	42	3	100
Total expenses	231	168	112	9	294
Net investment income (loss)	(21)	(153)	(27)	(3)	(294)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	80	(908)	(194)	58	226
Capital gains distributions	-	-	-	36	-
Total realized gain (loss) on investments and capital gains distributions	80	(908)	(194)	94	226
Net unrealized appreciation (depreciation) of investments	1,307	1,906	1,009	(20)	2,106
Net realized and unrealized gain (loss) on investments	1,387	998	815	74	2,332
Net increase (decrease) in net assets resulting from operations	$ 1,366	$ 845	$ 788	$ 71	$ 2,038

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING Global Bond Portfolio - Service Class	ING Growth and Income Core Portfolio - Initial Class	ING Growth and Income Core Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 8	$ 24	$ 17	$ -	$ -
Total investment income	8	24	17	-	-
Expenses:					
Mortality, expense risk					
and other charges	54	133	3	-	2
Annual administrative charges	-	1	-	-	-
Contingent deferred sales charges	1	26	-	-	-
Other contract charges	30	68	2	-	1
Total expenses	85	228	5	-	3
Net investment income (loss)	(77)	(204)	12	-	(3)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	35	(62)	6	-	13
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	35	(62)	6	-	13
Net unrealized appreciation					
(depreciation) of investments	411	1,031	(1)	-	1
Net realized and unrealized gain (loss)					
on investments	446	969	5	-	14
Net increase (decrease) in net assets					
resulting from operations	$ 369	$ 765	$ 17	$ -	$ 11

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Invesco Van Kampen Comstock Portfolio - Service Class	ING Invesco Van Kampen Equity and Income Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 52	$ 49	$ 25	$ 1	$ 74
Total investment income	52	49	25	1	74
Expenses:					
Mortality, expense risk and other charges	66	39	56	1	105
Annual administrative charges	1	-	-	-	1
Contingent deferred sales charges	9	1	3	-	10
Other contract charges	29	15	23	-	57
Total expenses	105	55	82	1	173
Net investment income (loss)	(53)	(6)	(57)	-	(99)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	289	155	602	(3)	(388)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	289	155	602	(3)	(388)
Net unrealized appreciation (depreciation) of investments	338	107	68	21	1,662
Net realized and unrealized gain (loss) on investments	627	262	670	18	1,274
Net increase (decrease) in net assets resulting from operations	$ 574	$ 256	$ 613	$ 18	$ 1,175

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 7	$ 7	$ 32	$ 3	$ -
Total investment income	7	7	32	3	-
Expenses:					
Mortality, expense risk and other charges	2	2	13	2	-
Annual administrative charges	-	-	-	-	-
Contingent deferred sales charges	-	1	-	-	-
Other contract charges	1	1	7	1	-
Total expenses	3	4	20	3	-
Net investment income (loss)	4	3	12	-	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	25	(1)	-	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	1	25	(1)	-	-
Net unrealized appreciation (depreciation) of investments	10	(9)	116	16	3
Net realized and unrealized gain (loss) on investments	11	16	115	16	3
Net increase (decrease) in net assets resulting from operations	$ 15	$ 19	$ 127	$ 16	$ 3

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 4	$ -	$ 184	$ 3
Total investment income	2	4	-	184	3
Expenses:					
Mortality, expense risk and other charges	1	16	58	136	6
Annual administrative charges	-	-	-	2	-
Contingent deferred sales charges	1	-	2	14	-
Other contract charges	-	9	29	74	3
Total expenses	2	25	89	226	9
Net investment income (loss)	-	(21)	(89)	(42)	(6)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	12	53	231	(461)	-
Capital gains distributions	-	120	-	-	-
Total realized gain (loss) on investments and capital gains distributions	12	173	231	(461)	-
Net unrealized appreciation (depreciation) of investments	(6)	39	387	2,595	49
Net realized and unrealized gain (loss) on investments	6	212	618	2,134	49
Net increase (decrease) in net assets resulting from operations	$ 6	$ 191	$ 529	$ 2,092	$ 43

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Strategic Allocation Conservative Portfolio - Class S	ING Strategic Allocation Growth Portfolio - Class S	ING Strategic Allocation Moderate Portfolio - Class S	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ -	$ 1	$ 1	$ 379	$ 13
Total investment income	-	1	1	379	13
Expenses:					
Mortality, expense risk and other charges	-	1	-	427	16
Annual administrative charges	-	-	-	4	1
Contingent deferred sales charges	-	-	-	23	-
Other contract charges	-	-	-	224	-
Total expenses	-	1	-	678	17
Net investment income (loss)	-	-	1	(299)	(4)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	6	-	232	(13)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	6	-	232	(13)
Net unrealized appreciation (depreciation) of investments	-	-	4	3,352	162
Net realized and unrealized gain (loss) on investments	-	6	4	3,584	149
Net increase (decrease) in net assets resulting from operations	$ -	$ 6	$ 5	$ 3,285	$ 145

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10
Net investment income (loss)					
Income:					
Dividends	$ 179	$ 19	$ 6	$ 5	$ -
Total investment income	179	19	6	5	-
Expenses:					
Mortality, expense risk and other charges	172	5	3	3	-
Annual administrative charges	2	-	-	-	-
Contingent deferred sales charges	1	-	-	-	-
Other contract charges	85	-	-	-	-
Total expenses	260	5	3	3	-
Net investment income (loss)	(81)	14	3	2	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	403	(414)	(82)	(46)	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	403	(414)	(82)	(46)	-
Net unrealized appreciation (depreciation) of investments	1,079	397	74	40	-
Net realized and unrealized gain (loss) on investments	1,482	(17)	(8)	(6)	-
Net increase (decrease) in net assets resulting from operations	$ 1,401	$ (3)	$ (5)	$ (4)	$ -

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Science and Technology Opportunities Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 4	$ -	$ 10	$ 172	$ -
Total investment income	4	-	10	172	-
Expenses:					
Mortality, expense risk and other charges	4	-	10	131	103
Annual administrative charges	-	-	-	2	1
Contingent deferred sales charges	-	-	-	5	2
Other contract charges	-	-	-	-	55
Total expenses	4	-	10	138	161
Net investment income (loss)	-	-	-	34	(161)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	(2)	(1)	(50)	162
Capital gains distributions	-	-	-	-	384
Total realized gain (loss) on investments and capital gains distributions	(1)	(2)	(1)	(50)	546
Net unrealized appreciation (depreciation) of investments	(4)	2	(11)	(135)	(55)
Net realized and unrealized gain (loss) on investments	(5)	-	(12)	(185)	491
Net increase (decrease) in net assets resulting from operations	$ (5)	$ -	$ (12)	$ (151)	$ 330

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Euro STOXX 50® Index Portfolio - Class A	ING FTSE 100 Index® Portfolio - Class A	ING Hang Seng Index Portfolio - Class S	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 2	$ -	$ 21	$ 40	$ 35
Total investment income	2	-	21	40	35
Expenses:					
Mortality, expense risk and other charges	1	-	33	44	79
Annual administrative charges	-	-	-	1	1
Contingent deferred sales charges	-	-	-	2	3
Other contract charges	1	1	21	23	46
Total expenses	2	1	54	70	129
Net investment income (loss)	-	(1)	(33)	(30)	(94)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(10)	-	-	(110)	(111)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(10)	-	-	(110)	(111)
Net unrealized appreciation (depreciation) of investments	27	-	486	465	953
Net realized and unrealized gain (loss) on investments	17	-	486	355	842
Net increase (decrease) in net assets resulting from operations	$ 17	$ (1)	$ 453	$ 325	$ 748

The accompanying notes are an integral part of these financial statements.

SEPARATE ACCOUNT NY-B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class S	ING Japan TOPIX Index® Portfolio - Class A	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 14	$ 90	$ 1	$ 16	$ 188
Total investment income	14	90	1	16	188
Expenses:					
Mortality, expense risk and other charges	69	49	1	25	131
Annual administrative charges	1	-	-	-	1
Contingent deferred sales charges	2	-	-	3	5
Other contract charges	40	24	-	14	59
Total expenses	112	73	1	42	196
Net investment income (loss)	(98)	17	-	(26)	(8)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(142)	31	(17)	124	470
Capital gains distributions	-	-	5	-	-
Total realized gain (loss) on investments and capital gains distributions	(142)	31	(12)	124	470
Net unrealized appreciation (depreciation) of investments	657	483	17	89	562
Net realized and unrealized gain (loss) on investments	515	514	5	213	1,032
Net increase (decrease) in net assets resulting from operations	$ 417	$ 531	$ 5	$ 187	$ 1,024

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class S	ING Russell™ Small Cap Index Portfolio - Class S	ING Small Company Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 29	$ 14	$ 23	$ 25	$ 4
Total investment income	29	14	23	25	4
Expenses:					
Mortality, expense risk and other charges	24	63	37	62	33
Annual administrative charges	-	1	-	-	-
Contingent deferred sales charges	2	-	1	1	-
Other contract charges	11	32	18	35	18
Total expenses	37	96	56	98	51
Net investment income (loss)	(8)	(82)	(33)	(73)	(47)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	69	187	261	245	89
Capital gains distributions	-	-	89	192	94
Total realized gain (loss) on investments and capital gains distributions	69	187	350	437	183
Net unrealized appreciation (depreciation) of investments	142	403	12	92	153
Net realized and unrealized gain (loss) on investments	211	590	362	529	336
Net increase (decrease) in net assets resulting from operations	$ 203	$ 508	$ 329	$ 456	$ 289

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING U.S. Bond Index Portfolio - Class S	ING WisdomTree^SM Global High-Yielding Equity Index Portfolio - Class S	ING International Value Portfolio - Class S	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 112	$ 151	$ 12	$ 25	$ -
Total investment income	112	151	12	25	-
Expenses:					
Mortality, expense risk					
and other charges	81	58	6	87	11
Annual administrative charges	-	1	-	1	-
Contingent deferred sales charges	1	2	-	1	-
Other contract charges	42	28	3	40	5
Total expenses	124	89	9	129	16
Net investment income (loss)	(12)	62	3	(104)	(16)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	94	171	(43)	229	30
Capital gains distributions	131	-	-	161	81
Total realized gain (loss) on investments					
and capital gains distributions	225	171	(43)	390	111
Net unrealized appreciation					
(depreciation) of investments	(142)	216	117	359	(1)
Net realized and unrealized gain (loss)					
on investments	83	387	74	749	110
Net increase (decrease) in net assets					
resulting from operations	$ 71	$ 449	$ 77	$ 645	$ 94

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I	Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	Legg Mason Variable Lifestyle Allocation 50%	Legg Mason Variable Lifestyle Allocation 70%	Legg Mason Variable Lifestyle Allocation 85%
Net investment income (loss)					
Income:					
Dividends	$ 6	$ -	$ 29	$ 11	$ 3
Total investment income	6	-	29	11	3
Expenses:					
Mortality, expense risk and other charges	4	-	15	7	3
Annual administrative charges	-	-	-	1	-
Contingent deferred sales charges	-	-	-	-	-
Other contract charges	-	-	-	-	-
Total expenses	4	-	15	8	3
Net investment income (loss)	2	-	14	3	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(7)	(37)	25	47	7
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(7)	(37)	25	47	7
Net unrealized appreciation (depreciation) of investments	47	42	81	9	18
Net realized and unrealized gain (loss) on investments	40	5	106	56	25
Net increase (decrease) in net assets resulting from operations	$ 42	$ 5	$ 120	$ 59	$ 25

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Western Asset Variable High Income Portfolio	Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income VCT Portfolio - Class II	ProFund VP Bull
Net investment income (loss)					
Income:					
Dividends	$ 18	$ -	$ 19	$ 60	$ -
Total investment income	18	-	19	60	-
Expenses:					
Mortality, expense risk and other charges	3	1	20	18	-
Annual administrative charges	-	-	-	-	-
Contingent deferred sales charges	-	-	-	-	-
Other contract charges	-	-	13	9	-
Total expenses	3	1	33	27	-
Net investment income (loss)	15	(1)	(14)	33	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	72	15	-
Capital gains distributions	-	-	60	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	132	15	-
Net unrealized appreciation (depreciation) of investments	17	11	4	80	4
Net realized and unrealized gain (loss) on investments	17	11	136	95	4
Net increase (decrease) in net assets resulting from operations	$ 32	$ 10	$ 122	$ 128	$ 4

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity	Invesco Van Kampen American Franchise Fund - Class I Shares
Net investment income (loss)			
Income:			
Dividends	$ 1	$ -	$ -
Total investment income	1	-	-
Expenses:			
Mortality, expense risk and other charges	1	2	1
Annual administrative charges	-	-	-
Contingent deferred sales charges	-	-	-
Other contract charges	-	-	-
Total expenses	1	2	1
Net investment income (loss)	-	(2)	(1)
Realized and unrealized gain (loss) on investments			
Net realized gain (loss) on investments	(11)	(39)	(1)
Capital gains distributions	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(11)	(39)	(1)
Net unrealized appreciation (depreciation) of investments	15	33	(3)
Net realized and unrealized gain (loss) on investments	4	(6)	(4)
Net increase (decrease) in net assets resulting from operations	$ 4	$ (8)	$ (5)

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Invesco V.I. Leisure Fund - Series I Shares	BlackRock Global Allocation V.I. Fund - Class III	Columbia Small Cap Value Fund, Variable Series - Class B	Fidelity® VIP Equity-Income Portfolio - Service Class 2
Net assets at January 1, 2011	$ 167	$ 17,724	$ 1,066	$ 6,421
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(7)	(16)	5
Total realized gain (loss) on investments and capital gains distributions	(23)	744	91	(607)
Net unrealized appreciation (depreciation) of investments	18	(1,781)	(157)	483
Net increase (decrease) in net assets from operations	(8)	(1,044)	(82)	(119)
Changes from principal transactions:				
Premiums	2	339	1	3
Death Benefits	(8)	(71)	-	(34)
Surrenders and withdrawals	(32)	(663)	(49)	(397)
Transfers between Divisions (including fixed account), net	(2)	714	(61)	(827)
Increase (decrease) in net assets derived from principal transactions	(40)	319	(109)	(1,255)
Total increase (decrease) in net assets	(48)	(725)	(191)	(1,374)
Net assets at December 31, 2011	119	16,999	875	5,047
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(153)	(19)	41
Total realized gain (loss) on investments and capital gains distributions	21	619	10	(30)
Net unrealized appreciation (depreciation) of investments	5	764	80	682
Net increase (decrease) in net assets from operations	25	1,230	71	693
Changes from principal transactions:				
Premiums	-	94	-	3
Death Benefits	-	(10)	-	(19)
Surrenders and withdrawals	(3)	(1,000)	(68)	(289)
Transfers between Divisions (including fixed account), net	(141)	(297)	(10)	(461)
Increase (decrease) in net assets derived from principal transactions	(144)	(1,213)	(78)	(766)
Total increase (decrease) in net assets	(119)	17	(7)	(73)
Net assets at December 31, 2012	$ -	$ 17,016	$ 868	$ 4,974

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Service Class 2	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class S	ING Intermediate Bond Portfolio - Class S
Net assets at January 1, 2011	$ 30,694	$ 1,347	$ 239	$ 21,854
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(407)	(12)	2	381
Total realized gain (loss) on investments and capital gains distributions	(1,837)	78	(5)	150
Net unrealized appreciation (depreciation) of investments	802	(127)	(3)	489
Net increase (decrease) in net assets from operations	(1,442)	(61)	(6)	1,020
Changes from principal transactions:				
Premiums	24	10	-	112
Death Benefits	(167)	(11)	-	(209)
Surrenders and withdrawals	(1,463)	(206)	-	(2,032)
Transfers between Divisions (including fixed account), net	(1,643)	(93)	(23)	(1,095)
Increase (decrease) in net assets derived from principal transactions	(3,249)	(300)	(23)	(3,224)
Total increase (decrease) in net assets	(4,691)	(361)	(29)	(2,204)
Net assets at December 31, 2011	26,003	986	210	19,650
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(289)	(8)	2	445
Total realized gain (loss) on investments and capital gains distributions	(479)	76	(3)	654
Net unrealized appreciation (depreciation) of investments	4,221	79	22	220
Net increase (decrease) in net assets from operations	3,453	147	21	1,319
Changes from principal transactions:				
Premiums	17	-	-	192
Death Benefits	(333)	-	-	(130)
Surrenders and withdrawals	(1,372)	(38)	(13)	(2,410)
Transfers between Divisions (including fixed account), net	(1,220)	(122)	(22)	2,289
Increase (decrease) in net assets derived from principal transactions	(2,908)	(160)	(35)	(59)
Total increase (decrease) in net assets	545	(13)	(14)	1,260
Net assets at December 31, 2012	$ 26,548	$ 973	$ 196	$ 20,910

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING American Funds Asset Allocation Portfolio	ING American Funds Global Growth and Income Portfolio	ING American Funds Growth Portfolio	ING American Funds International Growth and Income Portfolio
Net assets at January 1, 2011	$ 9,182	$ -	$ 54,417	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(82)	(4)	(1,133)	-
Total realized gain (loss) on investments and capital gains distributions	63	(2)	(1,420)	(1)
Net unrealized appreciation (depreciation) of investments	(73)	(9)	(1,032)	-
Net increase (decrease) in net assets from operations	(92)	(15)	(3,585)	(1)
Changes from principal transactions:				
Premiums	49	131	434	5
Death Benefits	-	(41)	(504)	-
Surrenders and withdrawals	(517)	(5)	(2,441)	(1)
Transfers between Divisions (including fixed account), net	1,453	182	(1,577)	16
Increase (decrease) in net assets derived from principal transactions	985	267	(4,088)	20
Total increase (decrease) in net assets	893	252	(7,673)	19
Net assets at December 31, 2011	10,075	252	46,744	19
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(128)	(2)	(631)	-
Total realized gain (loss) on investments and capital gains distributions	756	2	(473)	-
Net unrealized appreciation (depreciation) of investments	540	20	4,022	3
Net increase (decrease) in net assets from operations	1,168	20	2,918	3
Changes from principal transactions:				
Premiums	(5)	(1)	93	2
Death Benefits	(50)	-	(121)	-
Surrenders and withdrawals	(1,803)	(40)	(1,939)	(1)
Transfers between Divisions (including fixed account), net	(1)	(123)	(47,695)	71
Increase (decrease) in net assets derived from principal transactions	(1,859)	(164)	(49,662)	72
Total increase (decrease) in net assets	(691)	(144)	(46,744)	75
Net assets at December 31, 2012	$ 9,384	$ 108	$ -	$ 94

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio - Service Class	ING Artio Foreign Portfolio - Service Class	ING BlackRock Health Sciences Opportunities Portfolio - Service Class
Net assets at January 1, 2011	$ 32,277	$ 1,482	$ 11,467	$ 5,066
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(193)	(34)	(51)	(121)
Total realized gain (loss) on investments and capital gains distributions	(2,633)	117	(996)	159
Net unrealized appreciation (depreciation) of investments	(2,065)	(262)	(1,489)	27
Net increase (decrease) in net assets from operations	(4,891)	(179)	(2,536)	65
Changes from principal transactions:				
Premiums	232	24	45	113
Death Benefits	(377)	-	(129)	(103)
Surrenders and withdrawals	(1,651)	(203)	(359)	(419)
Transfers between Divisions (including fixed account), net	(1,393)	847	(589)	950
Increase (decrease) in net assets derived from principal transactions	(3,189)	668	(1,032)	541
Total increase (decrease) in net assets	(8,080)	489	(3,568)	606
Net assets at December 31, 2011	24,197	1,971	7,899	5,672
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(238)	(20)	(13)	(106)
Total realized gain (loss) on investments and capital gains distributions	(2,491)	162	(4,494)	500
Net unrealized appreciation (depreciation) of investments	6,089	47	4,615	452
Net increase (decrease) in net assets from operations	3,360	189	108	846
Changes from principal transactions:				
Premiums	127	2	5	9
Death Benefits	(150)	(43)	(56)	(70)
Surrenders and withdrawals	(1,338)	(205)	(92)	(399)
Transfers between Divisions (including fixed account), net	(1,126)	(113)	(7,864)	(177)
Increase (decrease) in net assets derived from principal transactions	(2,487)	(359)	(8,007)	(637)
Total increase (decrease) in net assets	873	(170)	(7,899)	209
Net assets at December 31, 2012	$ 25,070	$ 1,801	$ -	$ 5,881

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Service Class	ING Bond Portfolio	ING Clarion Global Real Estate Portfolio - Service Class
Net assets at January 1, 2011	$ 8,943	$ 3,365	$ 18,178	$ 6,341
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	12	(64)	61	72
Total realized gain (loss) on investments and capital gains distributions	654	(64)	624	(341)
Net unrealized appreciation (depreciation) of investments	389	(17)	(185)	(114)
Net increase (decrease) in net assets from operations	1,055	(145)	500	(383)
Changes from principal transactions:				
Premiums	52	66	158	2
Death Benefits	(69)	-	(18)	(32)
Surrenders and withdrawals	(1,522)	(139)	(817)	(707)
Transfers between Divisions (including fixed account), net	5,914	117	(2,659)	(392)
Increase (decrease) in net assets derived from principal transactions	4,375	44	(3,336)	(1,129)
Total increase (decrease) in net assets	5,430	(101)	(2,836)	(1,512)
Net assets at December 31, 2011	14,373	3,264	15,342	4,829
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(217)	(67)	74	(79)
Total realized gain (loss) on investments and capital gains distributions	1,019	(8)	733	(67)
Net unrealized appreciation (depreciation) of investments	(253)	450	(172)	1,185
Net increase (decrease) in net assets from operations	549	375	635	1,039
Changes from principal transactions:				
Premiums	44	52	93	8
Death Benefits	(119)	(25)	(126)	(26)
Surrenders and withdrawals	(4,147)	(132)	(1,463)	(295)
Transfers between Divisions (including fixed account), net	2,400	466	776	(612)
Increase (decrease) in net assets derived from principal transactions	(1,822)	361	(720)	(925)
Total increase (decrease) in net assets	(1,273)	736	(85)	114
Net assets at December 31, 2012	$ 13,100	$ 4,000	$ 15,257	$ 4,943

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Clarion Real Estate Portfolio - Service Class	ING DFA World Equity Portfolio - Service Class	ING FMR^SM Diversified Mid Cap Portfolio - Service Class	ING Franklin Income Portfolio - Service Class
Net assets at January 1, 2011	$ 4,904	$ 2,066	$ 9,942	$ 17,648
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(55)	(3)	(192)	467
Total realized gain (loss) on investments and capital gains distributions	(458)	(63)	(49)	14
Net unrealized appreciation (depreciation) of investments	830	(181)	(979)	(446)
Net increase (decrease) in net assets from operations	317	(247)	(1,220)	35
Changes from principal transactions:				
Premiums	6	39	55	51
Death Benefits	(15)	(63)	(28)	-
Surrenders and withdrawals	(331)	(174)	(804)	(1,779)
Transfers between Divisions (including fixed account), net	(276)	257	143	2,461
Increase (decrease) in net assets derived from principal transactions	(616)	59	(634)	733
Total increase (decrease) in net assets	(299)	(188)	(1,854)	768
Net assets at December 31, 2011	4,605	1,878	8,088	18,416
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(66)	(6)	(138)	474
Total realized gain (loss) on investments and capital gains distributions	(201)	51	9	1,053
Net unrealized appreciation (depreciation) of investments	833	237	1,064	8
Net increase (decrease) in net assets from operations	566	282	935	1,535
Changes from principal transactions:				
Premiums	7	14	59	41
Death Benefits	(44)	(30)	(230)	(129)
Surrenders and withdrawals	(270)	(158)	(316)	(3,167)
Transfers between Divisions (including fixed account), net	(325)	260	(627)	90
Increase (decrease) in net assets derived from principal transactions	(632)	86	(1,114)	(3,165)
Total increase (decrease) in net assets	(66)	368	(179)	(1,630)
Net assets at December 31, 2012	$ 4,539	$ 2,246	$ 7,909	$ 16,786

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Franklin Mutual Shares Portfolio - Service Class	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Resources Portfolio - Adviser Class	ING Global Resources Portfolio - Service Class
Net assets at January 1, 2011	$ 6,902	$ 15,273	$ -	$ 15,305
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	72	(16)	(11)	(291)
Total realized gain (loss) on investments				
and capital gains distributions	(219)	(464)	(43)	(534)
Net unrealized appreciation (depreciation)				
of investments	(50)	26	(135)	(712)
Net increase (decrease) in net assets from operations	(197)	(454)	(189)	(1,537)
Changes from principal transactions:				
Premiums	43	157	28	5
Death Benefits	(116)	-	-	(116)
Surrenders and withdrawals	(316)	(1,617)	(11)	(1,251)
Transfers between Divisions				
(including fixed account), net	(363)	(823)	1,142	(680)
Increase (decrease) in net assets derived from				
principal transactions	(752)	(2,283)	1,159	(2,042)
Total increase (decrease) in net assets	(949)	(2,737)	970	(3,579)
Net assets at December 31, 2011	5,953	12,536	970	11,726
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(50)	164	(22)	(181)
Total realized gain (loss) on investments				
and capital gains distributions	(148)	(116)	(68)	(964)
Net unrealized appreciation (depreciation)				
of investments	812	1,509	45	574
Net increase (decrease) in net assets from operations	614	1,557	(45)	(571)
Changes from principal transactions:				
Premiums	10	57	8	2
Death Benefits	(3)	(97)	-	(54)
Surrenders and withdrawals	(265)	(425)	(95)	(939)
Transfers between Divisions				
(including fixed account), net	(383)	(1,003)	348	(242)
Increase (decrease) in net assets derived from				
principal transactions	(641)	(1,468)	261	(1,233)
Total increase (decrease) in net assets	(27)	89	216	(1,804)
Net assets at December 31, 2012	$ 5,926	$ 12,625	$ 1,186	$ 9,922

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Invesco Van Kampen Growth and Income Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Large Cap Growth Portfolio - Adviser Class
Net assets at January 1, 2011	$ 2,811	$ 20,485	$ 4,876	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(25)	(268)	(118)	-
Total realized gain (loss) on investments				
and capital gains distributions	25	205	(118)	-
Net unrealized appreciation (depreciation)				
of investments	(117)	(4,049)	7	-
Net increase (decrease) in net assets from operations	(117)	(4,112)	(229)	-
Changes from principal transactions:				
Premiums	60	172	39	-
Death Benefits	(13)	(129)	(41)	-
Surrenders and withdrawals	(152)	(901)	(419)	-
Transfers between Divisions				
(including fixed account), net	(148)	585	944	-
Increase (decrease) in net assets derived from				
principal transactions	(253)	(273)	523	-
Total increase (decrease) in net assets	(370)	(4,385)	294	-
Net assets at December 31, 2011	2,441	16,100	5,170	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(12)	(395)	(125)	(517)
Total realized gain (loss) on investments				
and capital gains distributions	122	(506)	(10)	133
Net unrealized appreciation (depreciation)				
of investments	168	3,428	943	2,371
Net increase (decrease) in net assets from operations	278	2,527	808	1,987
Changes from principal transactions:				
Premiums	7	54	31	43
Death Benefits	(61)	(191)	-	(139)
Surrenders and withdrawals	(204)	(651)	(318)	(1,441)
Transfers between Divisions				
(including fixed account), net	21	(401)	339	45,945
Increase (decrease) in net assets derived from				
principal transactions	(237)	(1,189)	52	44,408
Total increase (decrease) in net assets	41	1,338	860	46,395
Net assets at December 31, 2012	$ 2,482	$ 17,438	$ 6,030	$ 46,395

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Large Cap Growth Portfolio - Service Class	ING Large Cap Value Portfolio - Service Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Service Class
Net assets at January 1, 2011	$ 2,367	$ -	$ 286	$ 30,848
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(70)	(5)	5	(606)
Total realized gain (loss) on investments and capital gains distributions	502	(1)	(5)	8
Net unrealized appreciation (depreciation) of investments	(433)	38	-	-
Net increase (decrease) in net assets from operations	(1)	32	-	(598)
Changes from principal transactions:				
Premiums	37	1	-	416
Death Benefits	(50)	-	(40)	(169)
Surrenders and withdrawals	(139)	(2)	(4)	(9,166)
Transfers between Divisions (including fixed account), net	1,150	560	-	4,104
Increase (decrease) in net assets derived from principal transactions	998	559	(44)	(4,815)
Total increase (decrease) in net assets	997	591	(44)	(5,413)
Net assets at December 31, 2011	3,364	591	242	25,435
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(67)	2	(1)	(523)
Total realized gain (loss) on investments and capital gains distributions	250	17	(4)	2
Net unrealized appreciation (depreciation) of investments	327	77	6	-
Net increase (decrease) in net assets from operations	510	96	1	(521)
Changes from principal transactions:				
Premiums	10	6	-	257
Death Benefits	(16)	-	(24)	(389)
Surrenders and withdrawals	(409)	(10)	(22)	(6,768)
Transfers between Divisions (including fixed account), net	(105)	268	(1)	4,797
Increase (decrease) in net assets derived from principal transactions	(520)	264	(47)	(2,103)
Total increase (decrease) in net assets	(10)	360	(46)	(2,624)
Net assets at December 31, 2012	$ 3,354	$ 951	$ 196	$ 22,811

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Service Class
Net assets at January 1, 2011	$ 9,052	$ 11,846	$ 12,876	$ 5,076
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(207)	25	153	1
Total realized gain (loss) on investments and capital gains distributions	240	(415)	(465)	254
Net unrealized appreciation (depreciation) of investments	(432)	337	836	65
Net increase (decrease) in net assets from operations	(399)	(53)	524	320
Changes from principal transactions:				
Premiums	26	218	99	22
Death Benefits	(65)	(326)	(144)	(37)
Surrenders and withdrawals	(653)	(1,146)	(627)	(254)
Transfers between Divisions (including fixed account), net	937	(259)	1,466	573
Increase (decrease) in net assets derived from principal transactions	245	(1,513)	794	304
Total increase (decrease) in net assets	(154)	(1,566)	1,318	624
Net assets at December 31, 2011	8,898	10,280	14,194	5,700
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(175)	25	91	(39)
Total realized gain (loss) on investments and capital gains distributions	165	(442)	(147)	555
Net unrealized appreciation (depreciation) of investments	867	1,275	1,495	216
Net increase (decrease) in net assets from operations	857	858	1,439	732
Changes from principal transactions:				
Premiums	71	59	77	13
Death Benefits	(290)	(37)	(129)	(1)
Surrenders and withdrawals	(603)	(1,395)	(1,389)	(293)
Transfers between Divisions (including fixed account), net	(5)	(159)	(1,003)	2
Increase (decrease) in net assets derived from principal transactions	(827)	(1,532)	(2,444)	(279)
Total increase (decrease) in net assets	30	(674)	(1,005)	453
Net assets at December 31, 2012	$ 8,928	$ 9,606	$ 13,189	$ 6,153

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Oppenheimer Active Allocation Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class	ING Pioneer Fund Portfolio - Service Class
Net assets at January 1, 2011	$ 578	$ 13,389	$ 59,496	$ 356
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(15)	516	1,005	(3)
Total realized gain (loss) on investments				
and capital gains distributions	24	199	3,035	(13)
Net unrealized appreciation (depreciation)				
of investments	(55)	(503)	(3,458)	(19)
Net increase (decrease) in net assets from operations	(46)	212	582	(35)
Changes from principal transactions:				
Premiums	-	34	469	15
Death Benefits	-	(89)	(649)	-
Surrenders and withdrawals	(35)	(756)	(5,068)	(9)
Transfers between Divisions				
(including fixed account), net	152	(1,165)	181	143
Increase (decrease) in net assets derived from				
principal transactions	117	(1,976)	(5,067)	149
Total increase (decrease) in net assets	71	(1,764)	(4,485)	114
Net assets at December 31, 2011	649	11,625	55,011	470
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	494	533	(6)
Total realized gain (loss) on investments				
and capital gains distributions	16	297	473	10
Net unrealized appreciation (depreciation)				
of investments	48	580	2,333	28
Net increase (decrease) in net assets from operations	67	1,371	3,339	32
Changes from principal transactions:				
Premiums	7	34	292	3
Death Benefits	-	(106)	(452)	-
Surrenders and withdrawals	(14)	(1,536)	(4,158)	(37)
Transfers between Divisions				
(including fixed account), net	5	1,889	1,451	(140)
Increase (decrease) in net assets derived from				
principal transactions	(2)	281	(2,867)	(174)
Total increase (decrease) in net assets	65	1,652	472	(142)
Net assets at December 31, 2012	$ 714	$ 13,277	$ 55,483	$ 328

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class
Net assets at January 1, 2011	$ 8,947	$ 7,497	$ 109,552	$ 89,552
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(79)	(95)	(1,764)	(1,118)
Total realized gain (loss) on investments and capital gains distributions	(204)	250	1,729	1,546
Net unrealized appreciation (depreciation) of investments	(304)	85	(3,622)	(2,261)
Net increase (decrease) in net assets from operations	(587)	240	(3,657)	(1,833)
Changes from principal transactions:				
Premiums	80	251	727	350
Death Benefits	(191)	(229)	(982)	(231)
Surrenders and withdrawals	(425)	(455)	(6,423)	(6,022)
Transfers between Divisions (including fixed account), net	(572)	6,902	(2,664)	(5,109)
Increase (decrease) in net assets derived from principal transactions	(1,108)	6,469	(9,342)	(11,012)
Total increase (decrease) in net assets	(1,695)	6,709	(12,999)	(12,845)
Net assets at December 31, 2011	7,252	14,206	96,553	76,707
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(97)	106	(115)	151
Total realized gain (loss) on investments and capital gains distributions	(73)	786	1,618	1,182
Net unrealized appreciation (depreciation) of investments	776	(106)	8,150	5,396
Net increase (decrease) in net assets from operations	606	786	9,653	6,729
Changes from principal transactions:				
Premiums	18	43	1,297	306
Death Benefits	(122)	(406)	(654)	(558)
Surrenders and withdrawals	(302)	(2,199)	(4,209)	(4,057)
Transfers between Divisions (including fixed account), net	(484)	2,250	(3,295)	(1,495)
Increase (decrease) in net assets derived from principal transactions	(890)	(312)	(6,861)	(5,804)
Total increase (decrease) in net assets	(284)	474	2,792	925
Net assets at December 31, 2012	$ 6,968	$ 14,680	$ 99,345	$ 77,632

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING T. Rowe Price International Stock Portfolio - Service Class
Net assets at January 1, 2011	$ 52,270	$ 33,896	$ 9,877	$ 6,687
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(452)	(161)	(27)	68
Total realized gain (loss) on investments and capital gains distributions	1,006	(527)	(389)	(552)
Net unrealized appreciation (depreciation) of investments	(690)	856	123	(531)
Net increase (decrease) in net assets from operations	(136)	168	(293)	(1,015)
Changes from principal transactions:				
Premiums	322	329	90	47
Death Benefits	(360)	(324)	(52)	(89)
Surrenders and withdrawals	(4,085)	(1,476)	(766)	(585)
Transfers between Divisions (including fixed account), net	(2,866)	838	878	1,363
Increase (decrease) in net assets derived from principal transactions	(6,989)	(633)	150	736
Total increase (decrease) in net assets	(7,125)	(465)	(143)	(279)
Net assets at December 31, 2011	45,145	33,431	9,734	6,408
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	404	(239)	(21)	(153)
Total realized gain (loss) on investments and capital gains distributions	1,208	652	80	(908)
Net unrealized appreciation (depreciation) of investments	1,762	3,567	1,307	1,906
Net increase (decrease) in net assets from operations	3,374	3,980	1,366	845
Changes from principal transactions:				
Premiums	315	258	93	23
Death Benefits	(770)	(309)	(84)	(47)
Surrenders and withdrawals	(4,992)	(1,417)	(475)	(1,400)
Transfers between Divisions (including fixed account), net	518	1,773	334	(390)
Increase (decrease) in net assets derived from principal transactions	(4,929)	305	(132)	(1,814)
Total increase (decrease) in net assets	(1,555)	4,285	1,234	(969)
Net assets at December 31, 2012	$ 43,590	$ 37,716	$ 10,968	$ 5,439

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Templeton Global Growth Portfolio - Service Class	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class
Net assets at January 1, 2011	$ 5,750	$ 736	$ 13,342	$ 4,100
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(40)	(3)	(298)	(77)
Total realized gain (loss) on investments				
and capital gains distributions	(538)	24	48	(39)
Net unrealized appreciation (depreciation)				
of investments	137	(54)	245	(80)
Net increase (decrease) in net assets from operations	(441)	(33)	(5)	(196)
Changes from principal transactions:				
Premiums	47	1	164	17
Death Benefits	(25)	(4)	(138)	(158)
Surrenders and withdrawals	(260)	(57)	(469)	(150)
Transfers between Divisions				
(including fixed account), net	(733)	(88)	(394)	(145)
Increase (decrease) in net assets derived from				
principal transactions	(971)	(148)	(837)	(436)
Total increase (decrease) in net assets	(1,412)	(181)	(842)	(632)
Net assets at December 31, 2011	4,338	555	12,500	3,468
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(27)	(3)	(294)	(77)
Total realized gain (loss) on investments				
and capital gains distributions	(194)	94	226	35
Net unrealized appreciation (depreciation)				
of investments	1,009	(20)	2,106	411
Net increase (decrease) in net assets from operations	788	71	2,038	369
Changes from principal transactions:				
Premiums	27	1	40	-
Death Benefits	(10)	-	(142)	(96)
Surrenders and withdrawals	(239)	(18)	(513)	(220)
Transfers between Divisions				
(including fixed account), net	(179)	(117)	(813)	(135)
Increase (decrease) in net assets derived from				
principal transactions	(401)	(134)	(1,428)	(451)
Total increase (decrease) in net assets	387	(63)	610	(82)
Net assets at December 31, 2012	$ 4,725	$ 492	$ 13,110	$ 3,386

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Davis New York Venture Portfolio - Service Class	ING Global Bond Portfolio - Service Class	ING Growth and Income Core Portfolio - Initial Class	ING Growth and Income Core Portfolio - Service Class
Net assets at January 1, 2011	$ 9,881	$ 126	$ 2	$ 237
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(123)	10	-	(3)
Total realized gain (loss) on investments and capital gains distributions	(198)	8	-	9
Net unrealized appreciation (depreciation) of investments	(319)	(14)	-	(41)
Net increase (decrease) in net assets from operations	(640)	4	-	(35)
Changes from principal transactions:				
Premiums	97	-	-	-
Death Benefits	-	(16)	-	-
Surrenders and withdrawals	(437)	(22)	-	(8)
Transfers between Divisions (including fixed account), net	(433)	184	-	(9)
Increase (decrease) in net assets derived from principal transactions	(773)	146	-	(17)
Total increase (decrease) in net assets	(1,413)	150	-	(52)
Net assets at December 31, 2011	8,468	276	2	185
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(204)	12	-	(3)
Total realized gain (loss) on investments and capital gains distributions	(62)	6	-	13
Net unrealized appreciation (depreciation) of investments	1,031	(1)	-	1
Net increase (decrease) in net assets from operations	765	17	-	11
Changes from principal transactions:				
Premiums	20	-	-	-
Death Benefits	(78)	-	-	-
Surrenders and withdrawals	(603)	(20)	-	(2)
Transfers between Divisions (including fixed account), net	258	9	-	(43)
Increase (decrease) in net assets derived from principal transactions	(403)	(11)	-	(45)
Total increase (decrease) in net assets	362	6	-	(34)
Net assets at December 31, 2012	$ 8,830	$ 282	$ 2	$ 151

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Invesco Van Kampen Comstock Portfolio - Service Class	ING Invesco Van Kampen Equity and Income Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class
Net assets at January 1, 2011	$ 4,530	$ 4,432	$ 3,466	$ 176
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(53)	(23)	(54)	-
Total realized gain (loss) on investments				
and capital gains distributions	(70)	2	8	5
Net unrealized appreciation (depreciation)				
of investments	(63)	(23)	22	(18)
Net increase (decrease) in net assets from operations	(186)	(44)	(24)	(13)
Changes from principal transactions:				
Premiums	6	6	82	-
Death Benefits	(62)	-	(15)	(10)
Surrenders and withdrawals	(524)	(396)	(143)	(34)
Transfers between Divisions				
(including fixed account), net	88	(1,323)	720	-
Increase (decrease) in net assets derived from				
principal transactions	(492)	(1,713)	644	(44)
Total increase (decrease) in net assets	(678)	(1,757)	620	(57)
Net assets at December 31, 2011	3,852	2,675	4,086	119
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(53)	(6)	(57)	-
Total realized gain (loss) on investments				
and capital gains distributions	289	155	602	(3)
Net unrealized appreciation (depreciation)				
of investments	338	107	68	21
Net increase (decrease) in net assets from operations	574	256	613	18
Changes from principal transactions:				
Premiums	33	21	12	-
Death Benefits	-	(34)	-	-
Surrenders and withdrawals	(663)	(256)	(290)	(21)
Transfers between Divisions				
(including fixed account), net	489	83	(721)	(21)
Increase (decrease) in net assets derived from				
principal transactions	(141)	(186)	(999)	(42)
Total increase (decrease) in net assets	433	70	(386)	(24)
Net assets at December 31, 2012	$ 4,285	$ 2,745	$ 3,700	$ 95

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class
Net assets at January 1, 2011	$ 8,835	$ 223	$ 206	$ 1,143
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(89)	3	3	4
Total realized gain (loss) on investments and capital gains distributions	(383)	8	1	(1)
Net unrealized appreciation (depreciation) of investments	(415)	(7)	(11)	(57)
Net increase (decrease) in net assets from operations	(887)	4	(7)	(54)
Changes from principal transactions:				
Premiums	52	-	24	-
Death Benefits	(37)	-	-	-
Surrenders and withdrawals	(750)	(5)	(1)	(1)
Transfers between Divisions (including fixed account), net	(422)	(3)	-	-
Increase (decrease) in net assets derived from principal transactions	(1,157)	(8)	23	(1)
Total increase (decrease) in net assets	(2,044)	(4)	16	(55)
Net assets at December 31, 2011	6,791	219	222	1,088
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(99)	4	3	12
Total realized gain (loss) on investments and capital gains distributions	(388)	1	25	(1)
Net unrealized appreciation (depreciation) of investments	1,662	10	(9)	116
Net increase (decrease) in net assets from operations	1,175	15	19	127
Changes from principal transactions:				
Premiums	47	-	-	-
Death Benefits	(21)	-	-	-
Surrenders and withdrawals	(683)	(5)	(92)	-
Transfers between Divisions (including fixed account), net	(191)	(2)	25	26
Increase (decrease) in net assets derived from principal transactions	(848)	(7)	(67)	26
Total increase (decrease) in net assets	327	8	(48)	153
Net assets at December 31, 2012	$ 7,118	$ 227	$ 174	$ 1,241

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Net assets at January 1, 2011	$ 129	$ 20	$ 102	$ 1,745
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	3	(24)
Total realized gain (loss) on investments and capital gains distributions	-	-	1	34
Net unrealized appreciation (depreciation) of investments	(8)	(1)	(6)	(77)
Net increase (decrease) in net assets from operations	(8)	(1)	(2)	(67)
Changes from principal transactions:				
Premiums	-	-	18	6
Death Benefits	-	-	-	(16)
Surrenders and withdrawals	-	(1)	(1)	(244)
Transfers between Divisions (including fixed account), net	-	-	-	(37)
Increase (decrease) in net assets derived from principal transactions	-	(1)	17	(291)
Total increase (decrease) in net assets	(8)	(2)	15	(358)
Net assets at December 31, 2011	121	18	117	1,387
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	(21)
Total realized gain (loss) on investments and capital gains distributions	-	-	12	173
Net unrealized appreciation (depreciation) of investments	16	3	(6)	39
Net increase (decrease) in net assets from operations	16	3	6	191
Changes from principal transactions:				
Premiums	-	-	-	4
Death Benefits	-	-	-	(2)
Surrenders and withdrawals	-	-	(73)	(22)
Transfers between Divisions (including fixed account), net	-	-	-	(80)
Increase (decrease) in net assets derived from principal transactions	-	-	(73)	(100)
Total increase (decrease) in net assets	16	3	(67)	91
Net assets at December 31, 2012	$ 137	$ 21	$ 50	$ 1,478

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Strategic Allocation Conservative Portfolio - Class S
Net assets at January 1, 2011	$ 3,991	$ 9,121	$ 604	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(85)	(49)	(7)	-
Total realized gain (loss) on investments and capital gains distributions	389	(818)	(9)	-
Net unrealized appreciation (depreciation) of investments	(447)	(143)	(12)	-
Net increase (decrease) in net assets from operations	(143)	(1,010)	(28)	-
Changes from principal transactions:				
Premiums	96	55	-	-
Death Benefits	(146)	(15)	-	-
Surrenders and withdrawals	(293)	(537)	(77)	-
Transfers between Divisions (including fixed account), net	(126)	(2,428)	(94)	-
Increase (decrease) in net assets derived from principal transactions	(469)	(2,925)	(171)	-
Total increase (decrease) in net assets	(612)	(3,935)	(199)	-
Net assets at December 31, 2011	3,379	5,186	405	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(89)	(42)	(6)	-
Total realized gain (loss) on investments and capital gains distributions	231	(461)	-	-
Net unrealized appreciation (depreciation) of investments	387	2,595	49	-
Net increase (decrease) in net assets from operations	529	2,092	43	-
Changes from principal transactions:				
Premiums	33	32	-	-
Death Benefits	(60)	(30)	-	-
Surrenders and withdrawals	(254)	(864)	(24)	-
Transfers between Divisions (including fixed account), net	621	7,179	(38)	-
Increase (decrease) in net assets derived from principal transactions	340	6,317	(62)	-
Total increase (decrease) in net assets	869	8,409	(19)	-
Net assets at December 31, 2012	$ 4,248	$ 13,595	$ 386	$ -

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Strategic Allocation Growth Portfolio - Class S	ING Strategic Allocation Moderate Portfolio - Class S	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I
Net assets at January 1, 2011	$ 132	$ 32	$ -	$ 1,354
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	1	(401)	(3)
Total realized gain (loss) on investments and capital gains distributions	(10)	-	(104)	(25)
Net unrealized appreciation (depreciation) of investments	5	(1)	(1,047)	7
Net increase (decrease) in net assets from operations	(4)	-	(1,552)	(21)
Changes from principal transactions:				
Premiums	-	-	120	-
Death Benefits	-	-	(68)	(68)
Surrenders and withdrawals	(22)	(1)	(1,551)	(112)
Transfers between Divisions (including fixed account), net	(44)	-	30,169	-
Increase (decrease) in net assets derived from principal transactions	(66)	(1)	28,670	(180)
Total increase (decrease) in net assets	(70)	(1)	27,118	(201)
Net assets at December 31, 2011	62	31	27,118	1,153
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	1	(299)	(4)
Total realized gain (loss) on investments and capital gains distributions	6	-	232	(13)
Net unrealized appreciation (depreciation) of investments	-	4	3,352	162
Net increase (decrease) in net assets from operations	6	5	3,285	145
Changes from principal transactions:				
Premiums	-	-	139	(1)
Death Benefits	-	-	(191)	(19)
Surrenders and withdrawals	(1)	-	(2,088)	(568)
Transfers between Divisions (including fixed account), net	(33)	(2)	(798)	(8)
Increase (decrease) in net assets derived from principal transactions	(34)	(2)	(2,938)	(596)
Total increase (decrease) in net assets	(28)	3	347	(451)
Net assets at December 31, 2012	$ 34	$ 34	$ 27,465	$ 702

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9
Net assets at January 1, 2011	$ 5,047	$ 2,240	$ 375	$ 203
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	11	1	(2)	-
Total realized gain (loss) on investments				
and capital gains distributions	134	(74)	(3)	(2)
Net unrealized appreciation (depreciation)				
of investments	(202)	27	(5)	(3)
Net increase (decrease) in net assets from operations	(57)	(46)	(10)	(5)
Changes from principal transactions:				
Premiums	2	-	-	-
Death Benefits	(14)	-	-	-
Surrenders and withdrawals	(217)	(214)	-	(1)
Transfers between Divisions				
(including fixed account), net	6,578	-	(3)	(1)
Increase (decrease) in net assets derived from				
principal transactions	6,349	(214)	(3)	(2)
Total increase (decrease) in net assets	6,292	(260)	(13)	(7)
Net assets at December 31, 2011	11,339	1,980	362	196
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(81)	14	3	2
Total realized gain (loss) on investments				
and capital gains distributions	403	(414)	(82)	(46)
Net unrealized appreciation (depreciation)				
of investments	1,079	397	74	40
Net increase (decrease) in net assets from operations	1,401	(3)	(5)	(4)
Changes from principal transactions:				
Premiums	(6)	-	-	-
Death Benefits	(100)	-	-	-
Surrenders and withdrawals	(614)	(1,474)	(2)	-
Transfers between Divisions				
(including fixed account), net	(612)	(503)	(355)	(192)
Increase (decrease) in net assets derived from				
principal transactions	(1,332)	(1,977)	(357)	(192)
Total increase (decrease) in net assets	69	(1,980)	(362)	(196)
Net assets at December 31, 2012	$ 11,408	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13
Net assets at January 1, 2011	$ 6	$ 236	$ 54	$ 647
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	1	-	(1)
Total realized gain (loss) on investments and capital gains distributions	-	(7)	(10)	(6)
Net unrealized appreciation (depreciation) of investments	-	4	9	4
Net increase (decrease) in net assets from operations	-	(2)	(1)	(3)
Changes from principal transactions:				
Premiums	-	-	-	-
Death Benefits	-	-	-	-
Surrenders and withdrawals	-	(21)	(32)	(37)
Transfers between Divisions (including fixed account), net	-	-	-	(96)
Increase (decrease) in net assets derived from principal transactions	-	(21)	(32)	(133)
Total increase (decrease) in net assets	-	(23)	(33)	(136)
Net assets at December 31, 2011	6	213	21	511
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	(1)	(2)	(1)
Net unrealized appreciation (depreciation) of investments	-	(4)	2	(11)
Net increase (decrease) in net assets from operations	-	(5)	-	(12)
Changes from principal transactions:				
Premiums	-	-	-	-
Death Benefits	-	-	-	-
Surrenders and withdrawals	-	-	(20)	(7)
Transfers between Divisions (including fixed account), net	(6)	-	-	1
Increase (decrease) in net assets derived from principal transactions	(6)	-	(20)	(6)
Total increase (decrease) in net assets	(6)	(5)	(20)	(18)
Net assets at December 31, 2012	$ -	$ 208	$ 1	$ 493

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Science and Technology Opportunities Portfolio - Class S	ING Euro STOXX 50® Index Portfolio - Class A	ING FTSE 100 Index® Portfolio - Class A
Net assets at January 1, 2011	$ 8,621	$ 7,515	$ 85	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	52	(194)	2	(1)
Total realized gain (loss) on investments and capital gains distributions	(1)	1,003	(2)	-
Net unrealized appreciation (depreciation) of investments	12	(1,789)	(16)	-
Net increase (decrease) in net assets from operations	63	(980)	(16)	(1)
Changes from principal transactions:				
Premiums	(29)	142	-	(96)
Death Benefits	(57)	(18)	-	-
Surrenders and withdrawals	(1,418)	(518)	(1)	(6)
Transfers between Divisions (including fixed account), net	(83)	172	(11)	103
Increase (decrease) in net assets derived from principal transactions	(1,587)	(222)	(12)	1
Total increase (decrease) in net assets	(1,524)	(1,202)	(28)	-
Net assets at December 31, 2011	7,097	6,313	57	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	34	(161)	-	(1)
Total realized gain (loss) on investments and capital gains distributions	(50)	546	(10)	-
Net unrealized appreciation (depreciation) of investments	(135)	(55)	27	-
Net increase (decrease) in net assets from operations	(151)	330	17	(1)
Changes from principal transactions:				
Premiums	(2)	19	-	30
Death Benefits	-	(68)	(17)	-
Surrenders and withdrawals	(2,151)	(367)	(13)	(2)
Transfers between Divisions (including fixed account), net	(126)	(556)	40	(24)
Increase (decrease) in net assets derived from principal transactions	(2,279)	(972)	10	4
Total increase (decrease) in net assets	(2,430)	(642)	27	3
Net assets at December 31, 2012	$ 4,667	$ 5,671	$ 84	$ 3

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Hang Seng Index Portfolio - Class S	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class S	ING Index Plus SmallCap Portfolio - Class S
Net assets at January 1, 2011	$ 2,685	$ 3,959	$ 6,808	$ 5,734
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(20)	(111)	(92)
Total realized gain (loss) on investments and capital gains distributions	38	(173)	(247)	(253)
Net unrealized appreciation (depreciation) of investments	(613)	116	158	167
Net increase (decrease) in net assets from operations	(577)	(77)	(200)	(178)
Changes from principal transactions:				
Premiums	17	-	6	4
Death Benefits	(5)	-	(18)	(21)
Surrenders and withdrawals	(171)	(291)	(745)	(516)
Transfers between Divisions (including fixed account), net	135	(601)	(480)	(292)
Increase (decrease) in net assets derived from principal transactions	(24)	(892)	(1,237)	(825)
Total increase (decrease) in net assets	(601)	(969)	(1,437)	(1,003)
Net assets at December 31, 2011	2,084	2,990	5,371	4,731
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(33)	(30)	(94)	(98)
Total realized gain (loss) on investments and capital gains distributions	-	(110)	(111)	(142)
Net unrealized appreciation (depreciation) of investments	486	465	953	657
Net increase (decrease) in net assets from operations	453	325	748	417
Changes from principal transactions:				
Premiums	11	-	7	4
Death Benefits	-	(6)	(17)	(28)
Surrenders and withdrawals	(372)	(246)	(431)	(493)
Transfers between Divisions (including fixed account), net	(316)	(218)	(356)	(248)
Increase (decrease) in net assets derived from principal transactions	(677)	(470)	(797)	(765)
Total increase (decrease) in net assets	(224)	(145)	(49)	(348)
Net assets at December 31, 2012	$ 1,860	$ 2,845	$ 5,322	$ 4,383

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING International Index Portfolio - Class S	ING Japan TOPIX Index® Portfolio - Class A	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class S
Net assets at January 1, 2011	$ 4,169	$ 20	$ 1,321	$ 7,223
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	14	1	(17)	(61)
Total realized gain (loss) on investments				
and capital gains distributions	111	(1)	139	232
Net unrealized appreciation (depreciation)				
of investments	(695)	(18)	(88)	(301)
Net increase (decrease) in net assets from operations	(570)	(18)	34	(130)
Changes from principal transactions:				
Premiums	13	100	7	139
Death Benefits	(2)	-	-	(60)
Surrenders and withdrawals	(201)	-	(72)	(365)
Transfers between Divisions				
(including fixed account), net	(112)	-	265	1,320
Increase (decrease) in net assets derived from				
principal transactions	(302)	100	200	1,034
Total increase (decrease) in net assets	(872)	82	234	904
Net assets at December 31, 2011	3,297	102	1,555	8,127
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	17	-	(26)	(8)
Total realized gain (loss) on investments				
and capital gains distributions	31	(12)	124	470
Net unrealized appreciation (depreciation)				
of investments	483	17	89	562
Net increase (decrease) in net assets from operations	531	5	187	1,024
Changes from principal transactions:				
Premiums	3	(30)	-	91
Death Benefits	(5)	-	-	(33)
Surrenders and withdrawals	(58)	-	(138)	(631)
Transfers between Divisions				
(including fixed account), net	96	4	63	670
Increase (decrease) in net assets derived from				
principal transactions	36	(26)	(75)	97
Total increase (decrease) in net assets	567	(21)	112	1,121
Net assets at December 31, 2012	$ 3,864	$ 81	$ 1,667	$ 9,248

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class S	ING Russell™ Small Cap Index Portfolio - Class S
Net assets at January 1, 2011	$ 1,766	$ 4,547	$ 2,725	$ 2,576
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(13)	(83)	(31)	(73)
Total realized gain (loss) on investments and capital gains distributions	59	186	242	186
Net unrealized appreciation (depreciation) of investments	(90)	(299)	(345)	(425)
Net increase (decrease) in net assets from operations	(44)	(196)	(134)	(312)
Changes from principal transactions:				
Premiums	19	45	60	49
Death Benefits	(37)	(40)	(4)	(4)
Surrenders and withdrawals	(147)	(170)	(111)	(261)
Transfers between Divisions (including fixed account), net	2	(185)	(41)	1,588
Increase (decrease) in net assets derived from principal transactions	(163)	(350)	(96)	1,372
Total increase (decrease) in net assets	(207)	(546)	(230)	1,060
Net assets at December 31, 2011	1,559	4,001	2,495	3,636
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8)	(82)	(33)	(73)
Total realized gain (loss) on investments and capital gains distributions	69	187	350	437
Net unrealized appreciation (depreciation) of investments	142	403	12	92
Net increase (decrease) in net assets from operations	203	508	329	456
Changes from principal transactions:				
Premiums	1	17	19	12
Death Benefits	-	(33)	(7)	(84)
Surrenders and withdrawals	(159)	(266)	(153)	(166)
Transfers between Divisions (including fixed account), net	86	(48)	(98)	8
Increase (decrease) in net assets derived from principal transactions	(72)	(330)	(239)	(230)
Total increase (decrease) in net assets	131	178	90	226
Net assets at December 31, 2012	$ 1,690	$ 4,179	$ 2,585	$ 3,862

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Small Company Portfolio- Class S	ING U.S. Bond Index Portfolio - Class S	ING WisdomTree^{SM} Global High- Yielding Equity Index Portfolio - Class S	ING International Value Portfolio - Class S
Net assets at January 1, 2011	$ 3,248	$ 5,730	$ 4,718	$ 966
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(49)	(12)	24	5
Total realized gain (loss) on investments and capital gains distributions	320	182	381	(131)
Net unrealized appreciation (depreciation) of investments	(402)	75	(653)	(8)
Net increase (decrease) in net assets from operations	(131)	245	(248)	(134)
Changes from principal transactions:				
Premiums	13	56	35	-
Death Benefits	-	(16)	-	-
Surrenders and withdrawals	(338)	(505)	(201)	(69)
Transfers between Divisions (including fixed account), net	(326)	76	(567)	(186)
Increase (decrease) in net assets derived from principal transactions	(651)	(389)	(733)	(255)
Total increase (decrease) in net assets	(782)	(144)	(981)	(389)
Net assets at December 31, 2011	2,466	5,586	3,737	577
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(47)	(12)	62	3
Total realized gain (loss) on investments and capital gains distributions	183	225	171	(43)
Net unrealized appreciation (depreciation) of investments	153	(142)	216	117
Net increase (decrease) in net assets from operations	289	71	449	77
Changes from principal transactions:				
Premiums	23	30	20	-
Death Benefits	(5)	(10)	(15)	(2)
Surrenders and withdrawals	(75)	(288)	(166)	(12)
Transfers between Divisions (including fixed account), net	(123)	(1)	(176)	(139)
Increase (decrease) in net assets derived from principal transactions	(180)	(269)	(337)	(153)
Total increase (decrease) in net assets	109	(198)	112	(76)
Net assets at December 31, 2012	$ 2,575	$ 5,388	$ 3,849	$ 501

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class S	Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I	Legg Mason Global Currents Variable International All Cap Opportunity Portfolio
Net assets at January 1, 2011	$ 5,472	$ 863	$ 318	$ 119
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(117)	(16)	3	6
Total realized gain (loss) on investments and capital gains distributions	115	-	(11)	(53)
Net unrealized appreciation (depreciation) of investments	(173)	4	21	37
Net increase (decrease) in net assets from operations	(175)	(12)	13	(10)
Changes from principal transactions:				
Premiums	13	-	-	-
Death Benefits	(11)	(9)	(1)	-
Surrenders and withdrawals	(270)	(27)	(40)	(40)
Transfers between Divisions (including fixed account), net	654	(33)	-	-
Increase (decrease) in net assets derived from principal transactions	386	(69)	(41)	(40)
Total increase (decrease) in net assets	211	(81)	(28)	(50)
Net assets at December 31, 2011	5,683	782	290	69
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(104)	(16)	2	-
Total realized gain (loss) on investments and capital gains distributions	390	111	(7)	(37)
Net unrealized appreciation (depreciation) of investments	359	(1)	47	42
Net increase (decrease) in net assets from operations	645	94	42	5
Changes from principal transactions:				
Premiums	6	5	-	-
Death Benefits	(69)	(4)	-	-
Surrenders and withdrawals	(412)	(96)	(41)	(1)
Transfers between Divisions (including fixed account), net	323	(41)	(4)	(73)
Increase (decrease) in net assets derived from principal transactions	(152)	(136)	(45)	(74)
Total increase (decrease) in net assets	493	(42)	(3)	(69)
Net assets at December 31, 2012	$ 6,176	$ 740	$ 287	$ -

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Legg Mason Variable Lifestyle Allocation 50%	Legg Mason Variable Lifestyle Allocation 70%	Legg Mason Variable Lifestyle Allocation 85%	Western Asset Variable High Income Portfolio
Net assets at January 1, 2011	$ 1,234	$ 551	$ 256	$ 209
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	12	2	-	15
Total realized gain (loss) on investments and capital gains distributions	21	14	5	(1)
Net unrealized appreciation (depreciation) of investments	(37)	(25)	(12)	(11)
Net increase (decrease) in net assets from operations	(4)	(9)	(7)	3
Changes from principal transactions:				
Premiums	2	-	-	-
Death Benefits	-	-	-	(1)
Surrenders and withdrawals	(162)	(36)	(40)	(15)
Transfers between Divisions (including fixed account), net	-	-	1	-
Increase (decrease) in net assets derived from principal transactions	(160)	(36)	(39)	(16)
Total increase (decrease) in net assets	(164)	(45)	(46)	(13)
Net assets at December 31, 2011	1,070	506	210	196
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	14	3	-	15
Total realized gain (loss) on investments and capital gains distributions	25	47	7	-
Net unrealized appreciation (depreciation) of investments	81	9	18	17
Net increase (decrease) in net assets from operations	120	59	25	32
Changes from principal transactions:				
Premiums	2	-	-	-
Death Benefits	(12)	(9)	-	-
Surrenders and withdrawals	(86)	(125)	(59)	(2)
Transfers between Divisions (including fixed account), net	-	1	(1)	-
Increase (decrease) in net assets derived from principal transactions	(96)	(133)	(60)	(2)
Total increase (decrease) in net assets	24	(74)	(35)	30
Net assets at December 31, 2012	$ 1,094	$ 432	$ 175	$ 226

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income VCT Portfolio - Class II	ProFund VP Bull
Net assets at January 1, 2011	$ 88	$ 225	$ 1,683	$ 26
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	59	7	-
Total realized gain (loss) on investments and capital gains distributions	3	41	(3)	-
Net unrealized appreciation (depreciation) of investments	(3)	(39)	66	-
Net increase (decrease) in net assets from operations	(1)	61	70	-
Changes from principal transactions:				
Premiums	-	1	17	-
Death Benefits	-	(18)	(13)	-
Surrenders and withdrawals	(13)	(879)	(13)	(2)
Transfers between Divisions (including fixed account), net	(11)	2,497	(101)	-
Increase (decrease) in net assets derived from principal transactions	(24)	1,601	(110)	(2)
Total increase (decrease) in net assets	(25)	1,662	(40)	(2)
Net assets at December 31, 2011	63	1,887	1,643	24
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(14)	33	-
Total realized gain (loss) on investments and capital gains distributions	-	132	15	-
Net unrealized appreciation (depreciation) of investments	11	4	80	4
Net increase (decrease) in net assets from operations	10	122	128	4
Changes from principal transactions:				
Premiums	2	21	9	-
Death Benefits	(2)	(13)	-	-
Surrenders and withdrawals	-	(1,954)	(56)	(5)
Transfers between Divisions (including fixed account), net	-	1,076	(164)	(3)
Increase (decrease) in net assets derived from principal transactions	-	(870)	(211)	(8)
Total increase (decrease) in net assets	10	(748)	(83)	(4)
Net assets at December 31, 2012	$ 73	$ 1,139	$ 1,560	$ 20

The accompanying notes are an integral part of these financial statements.

79

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity	Invesco Van Kampen American Franchise Fund - Class I Shares
Net assets at January 1, 2011	$ 51	$ 165	$ -
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(1)	(3)	-
Total realized gain (loss) on investments and capital gains distributions	(2)	(20)	-
Net unrealized appreciation (depreciation) of investments	(3)	(36)	-
Net increase (decrease) in net assets from operations	(6)	(59)	-
Changes from principal transactions:			
Premiums	-	-	-
Death Benefits	-	-	-
Surrenders and withdrawals	(2)	(10)	-
Transfers between Divisions (including fixed account), net	-	1	-
Increase (decrease) in net assets derived from principal transactions	(2)	(9)	-
Total increase (decrease) in net assets	(8)	(68)	-
Net assets at December 31, 2011	43	97	-
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	-	(2)	(1)
Total realized gain (loss) on investments and capital gains distributions	(11)	(39)	(1)
Net unrealized appreciation (depreciation) of investments	15	33	(3)
Net increase (decrease) in net assets from operations	4	(8)	(5)
Changes from principal transactions:			
Premiums	-	-	-
Death Benefits	-	-	-
Surrenders and withdrawals	(21)	(19)	(3)
Transfers between Divisions (including fixed account), net	(1)	18	123
Increase (decrease) in net assets derived from principal transactions	(22)	(1)	120
Total increase (decrease) in net assets	(18)	(9)	115
Net assets at December 31, 2012	$ 25	$ 88	$ 115

The accompanying notes are an integral part of these financial statements.

1.   **Organization**

ReliaStar Life Insurance Company of New York Separate Account NY-B (the "Account") was established by a predecessor to ReliaStar Life Insurance Company of New York ("RLNY" or the "Company") to support the operations of variable annuity contracts ("Contracts"). RLNY is an indirect, wholly owned subsidiary of ING U.S., Inc. (name changed from ING America Insurance Holdings, Inc.), an insurance holding company domiciled in the State of Delaware. ING U.S., Inc. is an indirect wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands.

ING has announced the anticipated separation of its global banking and insurance businesses. While all options for effecting this separation remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., Inc. which together with its subsidiaries, constitutes ING's U.S.-based retirement, investment management, and insurance operations. ING U.S., Inc. filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission ("SEC") on November 9, 2012, which was amended on January 23, 2013 and March 19, 2013, in connection with the proposed IPO of its common stock.

Operations of the Account commenced on May 19, 1997. The Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940, as amended. RLNY provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the RLNY fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business RLNY may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of RLNY. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of RLNY.

At December 31, 2012, the Account had, under ING GoldenSelect, ING Empire, ING Simplicity, ING Architect, and ING Rollover Contracts, 115 investment divisions (the "Divisions"), 17 of which invest in independently managed mutual funds and 98 of which invest in mutual fund portfolios managed by an affiliate, either Directed Services LLC ("DSL") or ING Investments, LLC ("IIL"). The assets in each Division are invested in shares of a designated Fund ("Fund") of various investment trusts (the "Trusts").

Investment Divisions with asset balances at December 31, 2012 and related Trusts are as follows:

BlackRock Variable Series Funds, Inc.:
  BlackRock Global Allocation V.I. Fund - Class III
Columbia Funds Variable Insurance Trust:
  Columbia Small Cap Value Fund, Variable Series - Class B
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service Class 2
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Service Class 2
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class S
ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class S
ING Investors Trust:
  ING American Funds Asset Allocation Portfolio
  ING American Funds Global Growth and Income Portfolio
  ING American Funds International Growth and Income Portfolio
  ING American Funds International Portfolio
  ING American Funds World Allocation Portfolio - Service Class
  ING BlackRock Health Sciences Opportunities Portfolio - Service Class
  ING BlackRock Inflation Protected Bond Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Service Class
  ING Bond Portfolio
  ING Clarion Global Real Estate Portfolio - Service Class
  ING Clarion Real Estate Portfolio - Service Class
  ING DFA World Equity Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
  ING Franklin Income Portfolio - Service Class
  ING Franklin Mutual Shares Portfolio - Service Class
  ING Franklin Templeton Founding Strategy Portfolio - Service Class
  ING Global Resources Portfolio - Adviser Class
  ING Global Resources Portfolio - Service Class
  ING Invesco Van Kampen Growth and Income Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class
  ING Large Cap Growth Portfolio - Adviser Class
  ING Large Cap Growth Portfolio - Service Class
  ING Large Cap Value Portfolio - Service Class
  ING Limited Maturity Bond Portfolio - Service Class

ING Investors Trust (continued):
  ING Liquid Assets Portfolio - Service Class
  ING Marsico Growth Portfolio - Service Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING Morgan Stanley Global Franchise Portfolio - Service Class
  ING Oppenheimer Active Allocation Portfolio - Service Class
  ING PIMCO High Yield Portfolio - Service Class
  ING PIMCO Total Return Bond Portfolio - Service Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING Retirement Conservative Portfolio - Adviser Class
  ING Retirement Growth Portfolio - Adviser Class
  ING Retirement Moderate Growth Portfolio - Adviser Class
  ING Retirement Moderate Portfolio - Adviser Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING T. Rowe Price International Stock Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Service Class
ING Partners, Inc.:
  ING American Century Small-Mid Cap Value Portfolio - Service Class
  ING Baron Growth Portfolio - Service Class
  ING Columbia Small Cap Value II Portfolio - Service Class
  ING Davis New York Venture Portfolio - Service Class
  ING Global Bond Portfolio - Service Class
  ING Growth and Income Core Portfolio - Initial Class
  ING Growth and Income Core Portfolio - Service Class
  ING Invesco Van Kampen Comstock Portfolio - Service Class
  ING Invesco Van Kampen Equity and Income Portfolio - Service Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class

ING Partners, Inc. (continued):
  ING Templeton Foreign Equity Portfolio - Service Class
  ING UBS U.S. Large Cap Equity Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio - Class S
  ING Strategic Allocation Growth Portfolio - Class S
  ING Strategic Allocation Moderate Portfolio - Class S
ING Variable Funds:
  ING Growth and Income Portfolio - Class A
  ING Growth and Income Portfolio - Class I
  ING Growth and Income Portfolio - Class S
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 11
  ING GET U.S. Core Portfolio - Series 12
  ING GET U.S. Core Portfolio - Series 13
  ING GET U.S. Core Portfolio - Series 14
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology Opportunities Portfolio - Class S
  ING Euro STOXX 50® Index Portfolio - Class A
  ING FTSE 100 Index® Portfolio - Class A
  ING Hang Seng Index Portfolio - Class S
  ING Index Plus LargeCap Portfolio - Class S
  ING Index Plus MidCap Portfolio - Class S
  ING Index Plus SmallCap Portfolio - Class S
  ING International Index Portfolio - Class S
  ING Japan TOPIX Index® Portfolio - Class A
  ING Russell^{TM} Large Cap Growth Index Portfolio - Class S
  ING Russell^{TM} Large Cap Index Portfolio - Class S
  ING Russell^{TM} Large Cap Value Index Portfolio - Class S

ING Variable Portfolios, Inc. (continued):
  ING Russell^{TM} Mid Cap Growth Index Portfolio - Class S
  ING Russell^{TM} Mid Cap Index Portfolio - Class S
  ING Russell^{TM} Small Cap Index Portfolio - Class S
  ING Small Company Portfolio - Class S
  ING U.S. Bond Index Portfolio - Class S
  ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio - Class S
ING Variable Products Trust:
  ING International Value Portfolio - Class S
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class S
Legg Mason Partners Variable Equity Trust:
  Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I
  Legg Mason Variable Lifestyle Allocation 50%
  Legg Mason Variable Lifestyle Allocation 70%
  Legg Mason Variable Lifestyle Allocation 85%
Legg Mason Partners Variable Income Trust:
  Western Asset Variable High Income Portfolio
Oppenheimer Variable Account Funds:
  Oppenheimer Main Street Small - & Mid-Cap Fund®/VA - Service Class
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class II
ProFunds:
  ProFund VP Bull
  ProFund VP Europe 30
  ProFund VP Rising Rates Opportunity
Van Kampen Equity Trust II:
  Invesco Van Kampen American Franchise Fund - Class I Shares

The names of certain Trusts and Divisions were changed during 2012. The following is a summary of current and former names for those Trusts and Divisions:

Current Name	Former Name
AIM Variable Insurance Fund	Invesco Variable Insurance Fund
ING Investors Trust:	ING Investors Trust:
ING Bond Portfolio	ING American Funds Bond Portfolio
ING Partners, Inc.:	ING Partners, Inc.:
ING Baron Growth Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class
ING Growth and Income Core Portfolio - Initial Class	ING Thornburg Value Portfolio - Initial Class
ING Growth and Income Core Portfolio - Service Class	ING Thornburg Value Portfolio - Service Class
Legg Mason Partners Variable Equity Trust:	Legg Mason Partners Variable Equity Trust:
Western Asset Variable High Income Portfolio	Legg Mason Western Asset Variable High Income Portfolio

During 2012, the following Divisions were closed to contract owners:

AIM Variable Insurance Funds:
   Invesco V.I. Leisure Fund - Series I Shares
ING Investors Trust:
   ING American Funds Growth Portfolio
   ING Artio Foreign Portfolio - Service Class
ING Variable Insurance Trust:
   ING GET U.S. Core Portfolio - Series 7
   ING GET U.S. Core Portfolio - Series 8
   ING GET U.S. Core Portfolio - Series 9
   ING GET U.S. Core Portfolio - Series 10
Legg Mason Partners Variable Equity Trust:
   Legg Mason Global Currents Variable International All Cap Opportunity Portfolio

2.   Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of RLNY, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account

84

attributable to the contract owners are excluded in the determination of the federal income tax liability of RLNY, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes.

Contract Owner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. To the extent that benefits to be paid to the contract owners exceed their account values, RLNY will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to RLNY. Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Amounts Receivable from/Payable to Related Parties

Amount payable to/receivable from related parties in each Division on the Statements of Asset and Liabilities represent accrued fees to RLNY.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) RLNY related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by RLNY). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2012 and for the years ended December 31, 2012 and 2011, were issued.

3.   **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2012 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2012. The Account had no financial liabilities as of December 31, 2012.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4.   **Charges and Fees**

Under the terms of the Contracts, certain charges and fees are incurred by the Contracts to cover RLNY's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

Mortality and Expense Risk Charges

RLNY assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.85% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

Asset Based Administrative Charges

A daily charge to cover administrative expenses of the Account is deducted at an annual rate of 0.15% of assets attributable to the Contracts. These charges are assessed through a reduction in unit values.

Contract Maintenance Charges

An annual Contract maintenance fee of $30 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contracts. These charges are assessed through the redemption of units.

Contingent Deferred Sales Charges

For certain Contracts a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 8.00% of each premium payment if the Contact is surrendered or an excess partial withdrawal is taken as specified in the Contact. These charges are assessed through the redemption of units.

Transfer Charges

A transfer charge of up to $25 may be imposed on each transfer between Divisions in excess of twelve in any one calendar year. These charges are assessed through the redemption of units.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contract owner's state of residence and currently ranges up to 4.00% of premiums. These charges are assessed through the redemption of units.

Other Contract Charges

For certain Contracts, an additional annual charge of 0.50% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds.

Certain Contracts contain optional riders that are available for additional charge, such as minimum guaranteed income benefits and minimum guaranteed withdrawal benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts.

These charges are assessed through either a reduction in unit values or the redemption of units.

Fees Waived by RLNY

Certain charges and fees for various types of Contracts may be waived by RLNY. RLNY reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5. **Related Party Transactions**

During the year ended December 31, 2012, management fees were also paid indirectly to DSL, an affiliate of the Company, in its capacity as investment adviser to ING Investors Trust and ING Partners, Inc. The Trusts' advisory agreements provided for fees at annual rates up to 1.25% of the average net assets of each respective Fund.

Management fees were also paid indirectly to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Balanced Portfolio, Inc., ING Intermediate Bond Portfolio, ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., and ING Variable Products Trust. The Trusts' advisory agreements provided for fees at annual rates ranging from 0.08% to 0.95% of the average net assets of each respective Fund.

6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2012 follow:

	Purchases	Sales
	(Dollars in thousands)	
AIM Variable Insurance Funds:		
Invesco V.I. Leisure Fund - Series I Shares	$ 1	$ 146
BlackRock Variable Series Funds, Inc.:		
BlackRock Global Allocation V.I. Fund - Class III	1,249	2,559
Columbia Funds Variable Insurance Trust:		
Columbia Small Cap Value Fund, Variable Series - Class B	55	110
Fidelity® Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Service Class 2	470	870
Fidelity® Variable Insurance Products II:		
Fidelity® VIP Contrafund® Portfolio - Service Class 2	337	3,535
Franklin Templeton Variable Insurance Products Trust:		
Franklin Small Cap Value Securities Fund - Class 2	8	177
ING Balanced Portfolio, Inc.:		
ING Balanced Portfolio - Class S	6	39
ING Intermediate Bond Portfolio:		
ING Intermediate Bond Portfolio - Class S	4,587	4,202
ING Investors Trust:		
ING American Funds Asset Allocation Portfolio	305	2,268
ING American Funds Global Growth and Income Portfolio	38	204
ING American Funds Growth Portfolio	1,240	50,573
ING American Funds International Growth and Income Portfolio	75	3
ING American Funds International Portfolio	1,121	3,846
ING American Funds World Allocation Portfolio - Service Class	195	427
ING Artio Foreign Portfolio - Service Class	435	8,454
ING BlackRock Health Sciences Opportunities Portfolio - Service Class	513	1,167
ING BlackRock Inflation Protected Bond Portfolio - Service Class	3,902	5,204
ING BlackRock Large Cap Growth Portfolio - Service Class	719	425
ING Bond Portfolio	2,214	2,452
ING Clarion Global Real Estate Portfolio - Service Class	119	1,123
ING Clarion Real Estate Portfolio - Service Class	70	768
ING DFA World Equity Portfolio - Service Class	623	543
ING FMR^SM Diversified Mid Cap Portfolio - Service Class	296	1,548
ING Franklin Income Portfolio - Service Class	1,494	4,186
ING Franklin Mutual Shares Portfolio - Service Class	313	1,003
ING Franklin Templeton Founding Strategy Portfolio - Service Class	637	1,941
ING Global Resources Portfolio - Adviser Class	529	290
ING Global Resources Portfolio - Service Class	508	1,924
ING Invesco Van Kampen Growth and Income Portfolio - Service Class	115	364
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	1,876	3,043

	Purchases	Sales
	(Dollars in thousands)	
ING Investors Trust (continued):		
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	$ 713	$ 785
ING Large Cap Growth Portfolio - Adviser Class	46,911	3,013
ING Large Cap Growth Portfolio - Service Class	197	751
ING Large Cap Value Portfolio - Service Class	512	246
ING Limited Maturity Bond Portfolio - Service Class	2	50
ING Liquid Assets Portfolio - Service Class	12,026	14,651
ING Marsico Growth Portfolio - Service Class	1,183	2,185
ING MFS Total Return Portfolio - Service Class	495	2,002
ING MFS Utilities Portfolio - Service Class	1,049	3,404
ING Morgan Stanley Global Franchise Portfolio - Service Class	927	954
ING Oppenheimer Active Allocation Portfolio - Service Class	67	65
ING PIMCO High Yield Portfolio - Service Class	3,487	2,713
ING PIMCO Total Return Bond Portfolio - Service Class	4,987	7,324
ING Pioneer Fund Portfolio - Service Class	9	189
ING Pioneer Mid Cap Value Portfolio - Service Class	214	1,202
ING Retirement Conservative Portfolio - Adviser Class	5,153	5,161
ING Retirement Growth Portfolio - Adviser Class	3,489	10,470
ING Retirement Moderate Growth Portfolio - Adviser Class	2,278	7,935
ING Retirement Moderate Portfolio - Adviser Class	4,066	8,594
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	4,464	3,370
ING T. Rowe Price Equity Income Portfolio - Service Class	1,607	1,760
ING T. Rowe Price International Stock Portfolio - Service Class	205	2,172
ING Templeton Global Growth Portfolio - Service Class	159	587
ING Partners, Inc.:		
ING American Century Small-Mid Cap Value Portfolio - Service Class	58	160
ING Baron Growth Portfolio - Service Class	410	2,132
ING Columbia Small Cap Value II Portfolio - Service Class	12	540
ING Davis New York Venture Portfolio - Service Class	671	1,278
ING Global Bond Portfolio - Service Class	52	52
ING Growth and Income Core Portfolio - Initial Class	-	-
ING Growth and Income Core Portfolio - Service Class	-	48
ING Invesco Van Kampen Comstock Portfolio - Service Class	830	1,024
ING Invesco Van Kampen Equity and Income Portfolio - Service Class	430	622
ING JPMorgan Mid Cap Value Portfolio - Service Class	451	1,508
ING Oppenheimer Global Portfolio - Initial Class	4	46
ING Oppenheimer Global Portfolio - Service Class	307	1,254
ING PIMCO Total Return Portfolio - Service Class	7	9
ING Solution 2015 Portfolio - Service Class	34	97
ING Solution 2025 Portfolio - Service Class	58	20
ING Solution 2035 Portfolio - Service Class	3	3
ING Solution 2045 Portfolio - Service Class	-	-
ING Solution Income Portfolio - Service Class	2	75
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	131	132
ING T. Rowe Price Growth Equity Portfolio - Service Class	983	731
ING Templeton Foreign Equity Portfolio - Service Class	8,103	1,828
ING UBS U.S. Large Cap Equity Portfolio - Service Class	3	70

	Purchases	Sales
	(Dollars in thousands)	
ING Strategic Allocation Portfolios, Inc.:		
ING Strategic Allocation Conservative Portfolio - Class S	$ -	$ -
ING Strategic Allocation Growth Portfolio - Class S	1	34
ING Strategic Allocation Moderate Portfolio - Class S	1	2
ING Variable Funds:		
ING Growth and Income Portfolio - Class A	832	4,067
ING Growth and Income Portfolio - Class I	53	653
ING Growth and Income Portfolio - Class S	232	1,645
ING Variable Insurance Trust:		
ING GET U.S. Core Portfolio - Series 7	19	1,982
ING GET U.S. Core Portfolio - Series 8	6	360
ING GET U.S. Core Portfolio - Series 9	5	196
ING GET U.S. Core Portfolio - Series 10	-	6
ING GET U.S. Core Portfolio - Series 11	4	4
ING GET U.S. Core Portfolio - Series 12	-	21
ING GET U.S. Core Portfolio - Series 13	10	16
ING GET U.S. Core Portfolio - Series 14	172	2,417
ING Variable Portfolios, Inc.:		
ING BlackRock Science and Technology Opportunities Portfolio - Class S	999	1,750
ING Euro STOXX 50® Index Portfolio - Class A	124	114
ING FTSE 100 Index® Portfolio - Class A	26	23
ING Hang Seng Index Portfolio - Class S	96	805
ING Index Plus LargeCap Portfolio - Class S	45	546
ING Index Plus MidCap Portfolio - Class S	44	935
ING Index Plus SmallCap Portfolio - Class S	32	896
ING International Index Portfolio - Class S	441	389
ING Japan TOPIX Index® Portfolio - Class A	89	110
ING Russell™ Large Cap Growth Index Portfolio - Class S	309	410
ING Russell™ Large Cap Index Portfolio - Class S	1,730	1,640
ING Russell™ Large Cap Value Index Portfolio - Class S	250	331
ING Russell™ Mid Cap Growth Index Portfolio - Class S	136	548
ING Russell™ Mid Cap Index Portfolio - Class S	348	532
ING Russell™ Small Cap Index Portfolio - Class S	472	582
ING Small Company Portfolio - Class S	189	323
ING U.S. Bond Index Portfolio - Class S	945	1,095
ING WisdomTree[SM] Global High-Yielding Equity Index Portfolio - Class S	201	476
ING Variable Products Trust:		
ING International Value Portfolio - Class S	12	163
ING MidCap Opportunities Portfolio - Class S	914	1,008
ING SmallCap Opportunities Portfolio - Class S	90	161
Legg Mason Partners Variable Equity Trust:		
Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I	7	50
Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	-	74
Legg Mason Partners Variable Large Cap Value Portfolio		
Legg Mason Variable Lifestyle Allocation 50%	30	111
Legg Mason Variable Lifestyle Allocation 70%	11	141
Legg Mason Variable Lifestyle Allocation 85%	4	64

	Purchases	Sales
	(Dollars in thousands)	
Legg Mason Partners Variable Income Trust:		
Western Asset Variable High Income Portfolio	$ 18	$ 5
Oppenheimer Variable Account Funds:		
Oppenheimer Main Street Small - & Mid-Cap Fund®/VA - Service Class	-	1
PIMCO Variable Insurance Trust:		
PIMCO Real Return Portfolio - Administrative Class	1,150	1,974
Pioneer Variable Contracts Trust:		
Pioneer Equity Income VCT Portfolio - Class II	74	253
ProFunds:		
ProFund VP Bull	-	7
ProFund VP Europe 30	2	24
ProFund VP Rising Rates Opportunity	20	23
Van Kampen Equity Trust II:		
Invesco Van Kampen American Franchise Fund - Class I Shares	142	23

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

7.   Changes in Units

The net changes in units outstanding follow:

| | **Year Ended December 31** | | | | | |
| | **2012** | | | **2011** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
AIM Variable Insurance Funds:						
Invesco V.I. Leisure Fund - Series I Shares	-	10,577	(10,577)	176	3,580	(3,404)
BlackRock Variable Series Funds, Inc.:						
BlackRock Global Allocation V.I. Fund - Class III	115,695	247,192	(131,497)	272,823	254,766	18,057
Columbia Funds Variable Insurance Trust:						
Columbia Small Cap Value Fund, Variable Series - Class B	14,133	20,771	(6,638)	1,035	9,675	(8,640)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Service Class 2	18,683	96,102	(77,419)	29,481	166,821	(137,340)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Service Class 2	40,956	262,953	(221,997)	83,240	352,762	(269,522)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	113	15,754	(15,641)	1,961	31,654	(29,693)
ING Balanced Portfolio, Inc.:						
ING Balanced Portfolio - Class S	2,347	6,066	(3,719)	3,548	5,937	(2,389)
ING Intermediate Bond Portfolio:						
ING Intermediate Bond Portfolio - Class S	617,940	636,436	(18,496)	465,169	759,441	(294,272)
ING Investors Trust:						
ING American Funds Asset Allocation Portfolio	43,375	236,717	(193,342)	220,182	120,875	99,307
ING American Funds Global Growth and Income Portfolio	2,716	19,756	(17,040)	43,800	16,645	27,155
ING American Funds Growth Portfolio	-	3,824,390	(3,824,390)	285,803	633,315	(347,512)
ING American Funds International Growth and Income Portfolio	7,527	265	7,262	3,534	1,436	2,098
ING American Funds International Portfolio	124,403	327,959	(203,556)	169,838	425,380	(255,542)
ING American Funds World Allocation Portfolio - Service Class	1,948	26,479	(24,531)	67,303	25,991	41,312
ING Artio Foreign Portfolio - Service Class	-	761,240	(761,240)	33,324	118,471	(85,147)
ING BlackRock Health Sciences Opportunities Portfolio - Service Class	53,946	106,237	(52,291)	177,534	141,594	35,940
ING BlackRock Inflation Protected Bond Portfolio - Service Class	392,557	547,714	(155,157)	690,961	321,273	369,688
ING BlackRock Large Cap Growth Portfolio - Service Class	68,430	41,639	26,791	53,446	53,833	(387)

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

| | Year Ended December 31 | | | | | |
| | 2012 | | | 2011 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING Bond Portfolio	197,727	275,306	(77,579)	241,287	583,156	(341,869)
ING Clarion Global Real Estate Portfolio - Service Class	15,460	106,161	(90,701)	40,284	162,623	(122,339)
ING Clarion Real Estate Portfolio - Service Class	10,372	44,872	(34,500)	6,339	46,332	(39,993)
ING DFA World Equity Portfolio - Service Class	80,314	72,416	7,898	116,138	112,310	3,828
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	36,592	115,357	(78,765)	93,550	137,179	(43,629)
ING Franklin Income Portfolio - Service Class	135,281	429,299	(294,018)	495,688	442,119	53,569
ING Franklin Mutual Shares Portfolio - Service Class	35,987	103,010	(67,023)	79,482	161,503	(82,021)
ING Franklin Templeton Founding Strategy Portfolio - Service Class	38,499	215,272	(176,773)	144,612	426,776	(282,164)
ING Global Resources Portfolio - Adviser Class	76,737	45,694	31,043	137,501	27,789	109,712
ING Global Resources Portfolio - Service Class	67,000	144,283	(77,283)	46,048	157,665	(111,617)
ING Invesco Van Kampen Growth and Income Portfolio - Service Class	13,415	31,622	(18,207)	30,309	51,301	(20,992)
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	103,296	190,112	(86,816)	132,194	167,256	(35,062)
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	68,571	70,046	(1,475)	141,448	112,179	29,269
ING Large Cap Growth Portfolio - Adviser Class	4,895,425	396,316	4,499,109	-	-	-
ING Large Cap Growth Portfolio - Service Class	16,894	49,467	(32,573)	133,360	66,601	66,759
ING Large Cap Value Portfolio - Service Class	51,139	26,017	25,122	66,867	8,059	58,808
ING Limited Maturity Bond Portfolio - Service Class	-	1,976	(1,976)	-	1,801	(1,801)
ING Liquid Assets Portfolio - Service Class	1,423,594	1,582,351	(158,757)	2,007,523	2,354,856	(347,333)
ING Marsico Growth Portfolio - Service Class	130,716	195,482	(64,766)	246,141	225,578	20,563
ING MFS Total Return Portfolio - Service Class	33,775	121,495	(87,720)	101,889	181,543	(79,654)
ING MFS Utilities Portfolio - Service Class	101,799	255,003	(153,204)	205,113	173,949	31,164
ING Morgan Stanley Global Franchise Portfolio - Service Class	70,428	92,283	(21,855)	95,911	81,405	14,506
ING Oppenheimer Active Allocation Portfolio - Service Class	3,901	4,316	(415)	13,620	6,166	7,454
ING PIMCO High Yield Portfolio - Service Class	258,109	249,126	8,983	224,862	369,489	(144,627)
ING PIMCO Total Return Bond Portfolio - Service Class	451,801	665,861	(214,060)	936,221	1,338,204	(401,983)
ING Pioneer Fund Portfolio - Service Class	601	16,141	(15,540)	22,253	9,797	12,456
ING Pioneer Mid Cap Value Portfolio - Service Class	47,618	132,231	(84,613)	34,708	145,177	(110,469)
ING Retirement Conservative Portfolio - Adviser Class	548,220	589,656	(41,436)	988,002	281,876	706,126
ING Retirement Growth Portfolio - Adviser Class	227,479	953,459	(725,980)	507,738	1,511,175	(1,003,437)
ING Retirement Moderate Growth Portfolio - Adviser Class	129,258	717,390	(588,132)	359,492	1,476,422	(1,116,930)

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

| | Year Ended December 31 | | | | | |
| | 2012 | | | 2011 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING Retirement Moderate Portfolio - Adviser Class	300,344	766,673	(466,329)	345,736	1,042,006	(696,270)
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	287,709	284,522	3,187	236,871	308,381	(71,510)
ING T. Rowe Price Equity Income Portfolio - Service Class	170,369	194,862	(24,493)	192,553	193,924	(1,371)
ING T. Rowe Price International Stock Portfolio - Service Class	52,597	210,173	(157,576)	181,691	137,725	43,966
ING Templeton Global Growth Portfolio - Service Class	14,893	50,313	(35,420)	34,600	124,683	(90,083)
ING Partners, Inc.:						
ING American Century Small-Mid Cap Value Portfolio - Service Class	3,085	14,814	(11,729)	1,747	15,488	(13,741)
ING Baron Growth Portfolio - Service Class	68,880	184,092	(115,212)	129,682	207,639	(77,957)
ING Columbia Small Cap Value II Portfolio - Service Class	6,882	54,898	(48,016)	28,423	77,099	(48,676)
ING Davis New York Venture Portfolio - Service Class	75,773	127,331	(51,558)	47,252	136,974	(89,722)
ING Global Bond Portfolio - Service Class	3,219	4,130	(911)	19,013	7,077	11,936
ING Growth and Income Core Portfolio - Initial Class	21	10	11	178	218	(40)
ING Growth and Income Core Portfolio - Service Class	1,820	7,235	(5,415)	1,644	3,824	(2,180)
ING Invesco Van Kampen Comstock Portfolio - Service Class	81,629	95,414	(13,785)	28,663	76,190	(47,527)
ING Invesco Van Kampen Equity and Income Portfolio - Service Class	39,074	56,405	(17,331)	28,081	166,675	(138,594)
ING JPMorgan Mid Cap Value Portfolio - Service Class	37,298	108,351	(71,053)	116,572	68,112	48,460
ING Oppenheimer Global Portfolio - Initial Class	1,842	5,135	(3,293)	1,976	5,312	(3,336)
ING Oppenheimer Global Portfolio - Service Class	41,549	106,570	(65,021)	49,292	144,487	(95,195)
ING PIMCO Total Return Portfolio - Service Class	-	497	(497)	-	701	(701)
ING Solution 2015 Portfolio - Service Class	2,562	9,111	(6,549)	2,188	250	1,938
ING Solution 2025 Portfolio - Service Class	2,724	783	1,941	-	696	(696)
ING Solution 2035 Portfolio - Service Class	-	79	(79)	-	68	(68)
ING Solution 2045 Portfolio - Service Class	-	15	(15)	-	13	(13)
ING Solution Income Portfolio - Service Class	-	6,748	(6,748)	1,630	140	1,490
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	930	10,242	(9,312)	4,626	30,310	(25,684)
ING T. Rowe Price Growth Equity Portfolio - Service Class	105,634	77,127	28,507	80,587	134,266	(53,679)
ING Templeton Foreign Equity Portfolio - Service Class	948,078	220,777	727,301	72,006	378,215	(306,209)
ING UBS U.S. Large Cap Equity Portfolio - Service Class	2,079	8,018	(5,939)	165	19,688	(19,523)

| | **Year ended December 31** | | | | | |
| | **2012** | | | **2011** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Strategic Allocation Portfolios, Inc.:						
ING Strategic Allocation Conservative Portfolio - Class S	-	-	-	-	1	(1)
ING Strategic Allocation Growth Portfolio - Class S	1,542	5,164	(3,622)	8	7,364	(7,356)
ING Strategic Allocation Moderate Portfolio - Class S	-	25	(25)	-	61	(61)
ING Variable Funds:						
ING Growth and Income Portfolio - Class A	147,773	453,404	(305,631)	3,213,829	375,773	2,838,056
ING Growth and Income Portfolio - Class I	21	61,917	(61,896)	-	20,649	(20,649)
ING Growth and Income Portfolio - Class S	72,461	225,649	(153,188)	833,911	92,925	740,986
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 7	20,749	217,488	(196,739)	359,841	385,610	(25,769)
ING GET U.S. Core Portfolio - Series 8	-	36,653	(36,653)	3,829	4,283	(454)
ING GET U.S. Core Portfolio - Series 9	-	19,555	(19,555)	28	261	(233)
ING GET U.S. Core Portfolio - Series 10	-	537	(537)	27	28	(1)
ING GET U.S. Core Portfolio - Series 11	2,880	3,012	(132)	2,122	4,162	(2,040)
ING GET U.S. Core Portfolio - Series 12	-	1,929	(1,929)	4,779	7,916	(3,137)
ING GET U.S. Core Portfolio - Series 13	-	652	(652)	41,868	55,522	(13,654)
ING GET U.S. Core Portfolio - Series 14	246,575	470,749	(224,174)	264,355	419,195	(154,840)
ING Variable Portfolios, Inc. (continued):						
ING BlackRock Science and Technology Opportunities Portfolio - Class S	73,310	169,355	(96,045)	311,501	340,618	(29,117)
ING Euro STOXX 50® Index Portfolio - Class A	15,143	13,374	1,769	3,422	5,095	(1,673)
ING FTSE 100 Index® Portfolio - Class A	2,242	1,995	247	238	238	-
ING Hang Seng Index Portfolio - Class S	28,943	84,855	(55,912)	69,271	75,598	(6,327)
ING Index Plus LargeCap Portfolio - Class S	10,162	57,426	(47,264)	9,882	101,204	(91,322)
ING Index Plus MidCap Portfolio - Class S	15,319	78,162	(62,843)	25,833	133,616	(107,783)
ING Index Plus SmallCap Portfolio - Class S	7,579	72,486	(64,907)	36,452	114,255	(77,803)
ING International Index Portfolio - Class S	56,130	47,052	9,078	23,148	51,384	(28,236)
ING Japan TOPIX Index® Portfolio - Class A	9,390	12,192	(2,802)	12,052	2,964	9,088
ING Russell™ Large Cap Growth Index Portfolio - Class S	25,007	30,158	(5,151)	59,412	45,387	14,025
ING Russell™ Large Cap Index Portfolio - Class S	184,606	177,852	6,754	261,759	161,306	100,453
ING Russell™ Large Cap Value Index Portfolio - Class S	22,150	27,965	(5,815)	26,750	40,876	(14,126)
ING Russell™ Mid Cap Growth Index Portfolio - Class S	16,221	37,510	(21,289)	16,429	41,033	(24,604)
ING Russell™ Mid Cap Index Portfolio - Class S	25,508	49,808	(24,300)	42,996	56,278	(13,282)
ING Russell™ Small Cap Index Portfolio - Class S	34,201	58,590	(24,389)	197,206	77,470	119,736

| | Year Ended December 31 | | | | | |
| | 2012 | | | 2011 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Portfolios, Inc. (continued):						
ING Small Company Portfolio - Class S	13,566	31,299	(17,733)	9,988	73,584	(63,596)
ING U.S. Bond Index Portfolio - Class S	94,633	121,224	(26,591)	132,508	172,002	(39,494)
ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio - Class S	17,472	62,327	(44,855)	39,472	134,904	(95,432)
ING Variable Products Trust:						
ING International Value Portfolio - Class S	331	22,672	(22,341)	76	34,502	(34,426)
ING MidCap Opportunities Portfolio - Class S	69,738	83,793	(14,055)	110,224	79,432	30,792
ING SmallCap Opportunities Portfolio - Class S	5,215	15,146	(9,931)	7,128	13,455	(6,327)
Legg Mason Partners Variable Equity Trust:						
Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I	14	4,784	(4,770)	16	4,618	(4,602)
Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	-	5,867	(5,867)	6	2,989	(2,983)
Legg Mason Variable Lifestyle Allocation 50%	133	5,353	(5,220)	125	9,579	(9,454)
Legg Mason Variable Lifestyle Allocation 70%	65	8,636	(8,571)	54	2,395	(2,341)
Legg Mason Variable Lifestyle Allocation 85%	36	4,139	(4,103)	132	2,746	(2,614)
Legg Mason Partners Variable Income Trust:						
Western Asset Variable High Income Portfolio	-	70	(70)	-	721	(721)
Oppenheimer Variable Account Funds:						
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class	168	207	(39)	-	2,274	(2,274)
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	106,377	167,223	(60,846)	188,695	68,192	120,503
Pioneer Variable Contracts Trust:						
Pioneer Equity Income VCT Portfolio - Class II	1,411	23,434	(22,023)	4,633	17,081	(12,448)
ProFunds:						
ProFund VP Bull	81	661	(580)	2	205	(203)
ProFund VP Europe 30	2,085	4,293	(2,208)	240	562	(322)
ProFund VP Rising Rates Opportunity	21,258	22,172	(914)	5,255	7,138	(1,883)
Van Kampen Equity Trust II:						
Invesco Van Kampen American Franchise Fund - Class I Shares	24,173	12,575	11,598	-	-	-

8. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ending December 31, 2012, 2011, 2010, 2009, and 2008, follows:

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
BlackRock Global Allocation V.I. Fund - Class III												
2012	1,612	$10.17	to	$10.75	$ 17,016	1.46%	1.15%	to	2.45%	7.39%	to	8.70%
2011	1,743	$9.47	to	$9.89	$ 16,999	2.33%	1.15%	to	2.45%	-5.86%	to	-4.81%
2010	1,725	$10.06	to	$10.39	$ 17,724	1.16%	1.15%	to	2.45%	7.24%	to	8.57%
2009	1,505	$9.38	to	$9.57	$ 14,303	2.32%	1.15%	to	2.45%	18.14%	to	19.48%
2008	723	$7.94	to	$8.01	$ 5,770	(a)	1.15%	to	2.45%		(a)	
Columbia Small Cap Value Fund, Variable Series - Class B												
2012	62	$13.60	to	$14.37	$ 868	0.34%	1.25%	to	1.95%	9.06%	to	9.86%
2011	68	$12.47	to	$13.08	$ 875	0.82%	1.25%	to	1.95%	-7.97%	to	-7.30%
2010	77	$13.51	to	$14.11	$ 1,066	0.98%	1.25%	to	2.00%	23.94%	to	24.87%
2009	87	$10.90	to	$11.30	$ 970	0.89%	1.25%	to	2.00%	22.47%	to	23.50%
2008	92	$8.90	to	$9.15	$ 832	0.46%	1.25%	to	2.00%	-29.59%	to	-29.07%
Fidelity® VIP Equity-Income Portfolio - Service Class 2												
2012	443	$9.47	to	$13.22	$ 4,974	2.83%	1.00%	to	2.45%	14.34%	to	15.98%
2011	520	$8.19	to	$11.41	$ 5,047	2.11%	1.00%	to	2.45%	-1.64%	to	-0.36%
2010	657	$8.24	to	$11.46	$ 6,421	1.57%	1.00%	to	2.45%	12.26%	to	13.72%
2009	678	$7.25	to	$10.08	$ 5,909	2.06%	1.00%	to	2.45%	26.82%	to	28.57%
2008	618	$5.65	to	$7.84	$ 4,368	2.66%	1.00%	to	2.45%	-44.12%	to	-43.39%
Fidelity® VIP Contrafund® Portfolio - Service Class 2												
2012	1,845	$10.60	to	$18.05	$ 26,548	1.13%	1.00%	to	2.60%	13.28%	to	14.97%
2011	2,067	$9.26	to	$15.71	$ 26,003	0.77%	1.00%	to	2.60%	-5.14%	to	-3.73%
2010	2,336	$9.66	to	$16.33	$ 30,694	0.97%	1.00%	to	2.60%	14.02%	to	15.75%
2009	2,472	$8.38	to	$14.12	$ 28,343	1.16%	1.00%	to	2.60%	32.10%	to	34.12%
2008	2,390	$6.27	to	$10.53	$ 21,121	1.15%	1.00%	to	2.60%	-44.07%	to	-43.25%
Franklin Small Cap Value Securities Fund - Class 2												
2012	83	$11.60	to	$11.73	$ 973	0.82%	1.00%	to	1.20%	16.94%	to	17.18%
2011	99	$9.92	to	$10.01	$ 986	0.69%	1.00%	to	1.20%	-4.89%	to	-4.67%
2010	129	$10.43	to	$10.50	$ 1,347	0.73%	1.00%	to	1.20%	26.73%	to	26.96%
2009	137	$8.23	to	$8.27	$ 1,133	2.01%	1.00%	to	1.20%	27.60%	to	27.82%
2008	87	$6.45	to	$6.47	$ 559	(a)	1.00%	to	1.20%		(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Balanced Portfolio - Class S													
2012	18	$10.63	to	$11.11	$	196	2.96%	1.00%	to	1.45%	11.84%	to	12.33%
2011	22	$9.48	to	$10.03	$	210	2.67%	1.00%	to	1.95%	-3.45%	to	-2.53%
2010	24	$9.75	to	$10.29	$	239	2.80%	1.00%	to	1.95%	11.54%	to	12.61%
2009	30	$8.68	to	$9.14	$	261	4.58%	1.00%	to	1.95%	16.62%	to	17.84%
2008	23	$7.38	to	$7.77	$	176	2.84%	1.00%	to	1.95%	-29.68%	to	-29.04%
ING Intermediate Bond Portfolio - Class S													
2012	1,633	$11.98	to	$13.44	$	20,910	4.37%	1.00%	to	2.45%	6.56%	to	7.91%
2011	1,651	$11.14	to	$12.29	$	19,650	4.02%	1.00%	to	2.45%	4.86%	to	6.23%
2010	1,945	$10.53	to	$11.73	$	21,854	4.97%	1.00%	to	2.45%	7.05%	to	8.42%
2009	1,908	$9.75	to	$10.82	$	19,825	6.53%	1.00%	to	2.45%	8.64%	to	10.26%
2008	1,654	$8.89	to	$9.76	$	15,658	7.56%	1.00%	to	2.45%	-10.75%	to	-9.57%
ING American Funds Asset Allocation Portfolio													
2012	858	$10.63	to	$11.07	$	9,384	1.27%	1.15%	to	2.00%	13.21%	to	14.24%
2011	1,051	$9.39	to	$9.69	$	10,075	1.33%	1.15%	to	2.00%	-1.16%	to	-0.31%
2010	952	$9.42	to	$9.72	$	9,182	1.59%	1.15%	to	2.45%	9.40%	to	10.71%
2009	879	$8.61	to	$8.78	$	7,678	1.63%	1.15%	to	2.45%	20.56%	to	21.94%
2008	261	$7.14	to	$7.20	$	1,874	(a)	1.15%	to	2.45%		(a)	
ING American Funds Global Growth and Income Portfolio													
2012	10	$10.64	to	$10.73	$	108	1.11%	1.45%	to	1.85%	14.66%	to	15.13%
2011	27	$9.24	to	$9.34	$	252	(d)	1.25%	to	2.45%		(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
2008	(d)		(d)			(d)	(d)		(d)			(d)	
ING American Funds International Growth and Income Portfolio													
2012	9	$9.96	to	$10.12	$	94	-	1.05%	to	1.85%	13.54%	to	14.16%
2011	2	$8.79	to	$8.83	$	19	(d)	1.25%	to	1.75%		(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
2008	(d)		(d)			(d)	(d)		(d)			(d)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING American Funds International Portfolio												
2012	1,728	$9.03	to	$18.46	$ 25,070	1.35%	1.00%	to	2.45%	14.53%	to	16.09%
2011	1,932	$7.81	to	$15.94	$ 24,197	1.67%	1.00%	to	2.45%	-16.38%	to	-15.17%
2010	2,187	$9.25	to	$19.14	$ 32,277	0.89%	1.00%	to	2.45%	4.25%	to	5.59%
2009	2,202	$8.80	to	$18.13	$ 31,004	3.32%	1.00%	to	2.60%	38.88%	to	40.91%
2008	2,000	$6.27	to	$12.87	$ 20,501	2.10%	1.00%	to	2.60%	-43.87%	to	-43.08%
ING American Funds World Allocation Portfolio - Service Class												
2012	112	$15.60	to	$16.29	$ 1,801	1.43%	1.15%	to	2.25%	10.48%	to	11.73%
2011	137	$14.09	to	$14.58	$ 1,971	1.04%	1.15%	to	2.45%	-8.03%	to	-6.96%
2010	95	$15.32	to	$15.67	$ 1,482	0.91%	1.15%	to	2.45%	10.06%	to	11.37%
2009	82	$13.92	to	$14.07	$ 1,156	(b)	1.15%	to	2.45%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING BlackRock Health Sciences Opportunities Portfolio - Service Class												
2012	409	$11.37	to	$14.95	$ 5,881	0.73%	1.05%	to	2.45%	16.01%	to	17.55%
2011	462	$9.72	to	$12.78	$ 5,672	0.56%	1.05%	to	2.45%	2.30%	to	3.60%
2010	426	$9.41	to	$12.38	$ 5,066	-	1.05%	to	2.45%	4.55%	to	5.90%
2009	441	$8.91	to	$11.74	$ 4,980	-	1.05%	to	2.45%	17.33%	to	18.77%
2008	446	$7.55	to	$9.92	$ 4,254	0.17%	1.05%	to	2.45%	-30.34%	to	-29.40%
ING BlackRock Inflation Protected Bond Portfolio - Service Class												
2012	1,026	$12.35	to	$12.95	$ 13,100	0.70%	1.00%	to	2.25%	3.96%	to	5.28%
2011	1,182	$11.86	to	$12.30	$ 14,373	2.32%	1.00%	to	2.45%	9.41%	to	10.91%
2010	812	$10.84	to	$11.09	$ 8,943	2.05%	1.00%	to	2.45%	3.04%	to	4.43%
2009	703	$10.52	to	$10.62	$ 7,432	(b)	1.00%	to	2.45%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING BlackRock Large Cap Growth Portfolio - Service Class												
2012	332	$10.05	to	$12.56	$ 4,000	0.47%	1.00%	to	2.10%	12.11%	to	13.27%
2011	306	$8.89	to	$11.09	$ 3,264	0.42%	1.00%	to	2.10%	-3.64%	to	-2.55%
2010	306	$9.14	to	$11.38	$ 3,365	0.26%	1.00%	to	2.45%	10.86%	to	12.32%
2009	292	$8.16	to	$10.14	$ 2,877	0.31%	1.00%	to	2.45%	27.16%	to	28.93%
2008	218	$6.36	to	$7.87	$ 1,680	-	1.00%	to	2.45%	-40.49%	to	-39.74%

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Bond Portfolio												
2012	1,364	$10.70	to	$11.45	$ 15,257	2.72%	1.00%	to	2.45%	3.98%	to	5.44%
2011	1,442	$10.29	to	$10.88	$ 15,342	2.43%	1.00%	to	2.45%	3.31%	to	4.73%
2010	1,784	$9.96	to	$10.41	$ 18,178	2.55%	1.00%	to	2.45%	3.64%	to	4.97%
2009	1,730	$9.61	to	$9.93	$ 16,872	4.25%	1.00%	to	2.45%	9.57%	to	11.04%
2008	1,198	$8.77	to	$8.96	$ 10,588	(a)	1.00%	to	2.45%		(a)	
ING Clarion Global Real Estate Portfolio - Service Class												
2012	434	$9.99	to	$12.68	$ 4,943	0.55%	1.00%	to	2.10%	23.02%	to	24.29%
2011	525	$8.05	to	$10.22	$ 4,829	3.47%	1.00%	to	2.10%	-7.33%	to	-6.24%
2010	647	$8.60	to	$10.93	$ 6,341	8.46%	1.00%	to	2.45%	13.30%	to	14.87%
2009	701	$7.50	to	$9.54	$ 6,030	2.36%	1.00%	to	2.45%	30.26%	to	32.11%
2008	640	$5.69	to	$7.24	$ 4,297	-	1.00%	to	2.45%	-42.58%	to	-41.99%
ING Clarion Real Estate Portfolio - Service Class												
2012	216	$13.87	to	$85.76	$ 4,539	0.98%	1.05%	to	2.60%	12.67%	to	14.32%
2011	250	$12.17	to	$75.17	$ 4,605	1.30%	1.05%	to	2.60%	6.80%	to	8.32%
2010	290	$11.27	to	$69.52	$ 4,904	3.40%	1.05%	to	2.60%	24.87%	to	26.63%
2009	316	$8.93	to	$55.00	$ 4,221	3.55%	1.05%	to	2.60%	32.49%	to	34.53%
2008	341	$8.71	to	$40.99	$ 3,392	1.31%	1.05%	to	2.60%	-40.01%	to	-39.19%
ING DFA World Equity Portfolio - Service Class												
2012	261	$8.35	to	$9.96	$ 2,246	2.09%	1.15%	to	1.95%	15.72%	to	16.75%
2011	253	$7.21	to	$8.54	$ 1,878	2.28%	1.15%	to	1.95%	-10.99%	to	-10.25%
2010	250	$8.00	to	$9.52	$ 2,066	1.63%	1.15%	to	2.45%	21.95%	to	23.44%
2009	220	$6.56	to	$7.72	$ 1,486	-	1.15%	to	2.45%	19.02%	to	20.44%
2008	226	$5.51	to	$6.41	$ 1,275	3.34%	1.20%	to	2.45%	-44.40%	to	-43.82%
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class												
2012	510	$11.42	to	$17.62	$ 7,909	0.61%	1.15%	to	2.10%	12.25%	to	13.29%
2011	589	$10.08	to	$15.57	$ 8,088	0.21%	1.15%	to	2.45%	-12.97%	to	-11.97%
2010	632	$11.45	to	$17.70	$ 9,942	0.14%	1.15%	to	2.45%	25.42%	to	26.94%
2009	658	$9.02	to	$13.97	$ 8,175	0.45%	1.15%	to	2.45%	35.94%	to	37.50%
2008	714	$6.56	to	$10.16	$ 6,499	0.83%	1.15%	to	2.45%	-40.55%	to	-39.92%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Franklin Income Portfolio - Service Class												
2012	1,358	$11.77	to	$12.68	$ 16,786	5.65%	1.15%	to	2.45%	10.07%	to	11.30%
2011	1,652	$10.60	to	$11.40	$ 18,416	5.10%	1.15%	to	2.45%	0.19%	to	1.42%
2010	1,599	$10.49	to	$11.37	$ 17,648	5.06%	1.05%	to	2.45%	10.30%	to	11.80%
2009	2,033	$9.42	to	$10.17	$ 20,175	6.84%	1.05%	to	2.45%	29.05%	to	30.49%
2008	1,185	$7.23	to	$7.74	$ 9,080	3.49%	1.15%	to	2.45%	-30.95%	to	-30.21%
ING Franklin Mutual Shares Portfolio - Service Class												
2012	548	$9.94	to	$11.18	$ 5,926	1.50%	1.05%	to	2.45%	10.87%	to	12.36%
2011	615	$8.87	to	$9.95	$ 5,953	3.44%	1.05%	to	2.45%	-3.00%	to	-1.87%
2010	697	$9.07	to	$10.14	$ 6,902	0.43%	1.05%	to	2.45%	8.90%	to	10.46%
2009	673	$8.25	to	$9.18	$ 6,070	0.13%	1.05%	to	2.45%	23.64%	to	25.07%
2008	660	$6.61	to	$7.34	$ 4,784	4.45%	1.05%	to	2.45%	-39.20%	to	-38.42%
ING Franklin Templeton Founding Strategy Portfolio - Service Class												
2012	1,318	$9.13	to	$10.75	$ 12,625	3.72%	1.15%	to	2.10%	13.42%	to	14.61%
2011	1,495	$8.05	to	$9.38	$ 12,536	2.44%	1.15%	to	2.10%	-3.36%	to	-2.39%
2010	1,777	$8.26	to	$9.61	$ 15,273	2.50%	1.15%	to	2.45%	8.12%	to	9.45%
2009	1,762	$7.64	to	$8.78	$ 13,890	2.92%	1.15%	to	2.45%	27.33%	to	28.87%
2008	1,633	$6.00	to	$6.82	$ 10,006	0.14%	1.15%	to	2.45%	-37.17%	to	-36.49%
ING Global Resources Portfolio - Adviser Class												
2012	141	$8.34	to	$8.50	$ 1,186	0.74%	1.15%	to	2.10%	-5.23%	to	-4.28%
2011	110	$8.79	to	$8.88	$ 970	(d)	1.15%	to	2.25%		(d)	
2010	(d)		(d)		(d)	(d)		(d)			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
ING Global Resources Portfolio - Service Class												
2012	589	$8.64	to	$39.80	$ 9,922	0.77%	1.05%	to	2.45%	-5.07%	to	-3.89%
2011	666	$9.02	to	$41.49	$ 11,726	0.55%	1.05%	to	2.45%	-11.27%	to	-10.09%
2010	777	$10.07	to	$46.24	$ 15,305	0.87%	1.05%	to	2.45%	18.87%	to	20.38%
2009	867	$8.39	to	$38.50	$ 14,251	0.33%	1.05%	to	2.60%	34.15%	to	36.02%
2008	804	$6.19	to	$28.35	$ 9,787	2.21%	1.05%	to	2.60%	-42.44%	to	-41.60%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Invesco Van Kampen Growth and Income Portfolio - Service Class													
2012	174	$10.63	to	$32.93	$	2,482	1.79%	1.15%	to	2.10%	12.14%	to	13.25%
2011	192	$9.41	to	$29.11	$	2,441	1.29%	1.15%	to	2.25%	-4.42%	to	-3.26%
2010	213	$9.76	to	$30.13	$	2,811	0.26%	1.05%	to	2.25%	10.02%	to	11.24%
2009	212	$8.80	to	$27.12	$	2,542	1.27%	1.05%	to	2.25%	21.27%	to	22.61%
2008	175	$7.21	to	$22.16	$	1,874	4.13%	1.15%	to	2.45%	-33.62%	to	-33.07%
ING JPMorgan Emerging Markets Equity Portfolio - Service Class													
2012	917	$9.66	to	$23.74	$	17,438	-	1.00%	to	2.60%	16.21%	to	17.90%
2011	1,004	$8.21	to	$20.18	$	16,100	0.87%	1.00%	to	2.60%	-20.30%	to	-19.08%
2010	1,039	$10.16	to	$25.00	$	20,485	0.51%	1.00%	to	2.60%	17.38%	to	19.11%
2009	1,074	$8.55	to	$21.05	$	18,275	1.37%	1.00%	to	2.60%	67.30%	to	69.90%
2008	1,046	$5.04	to	$12.42	$	11,276	2.73%	1.00%	to	2.60%	-52.46%	to	-51.78%
ING JPMorgan Small Cap Core Equity Portfolio - Service Class													
2012	358	$13.23	to	$18.82	$	6,030	0.16%	1.05%	to	2.10%	16.21%	to	17.48%
2011	359	$11.30	to	$16.02	$	5,170	0.38%	1.05%	to	2.45%	-3.55%	to	-2.38%
2010	330	$11.62	to	$16.41	$	4,876	0.27%	1.05%	to	2.45%	23.77%	to	25.36%
2009	334	$9.30	to	$13.09	$	3,956	0.36%	1.05%	to	2.45%	24.44%	to	25.99%
2008	398	$8.96	to	$10.39	$	3,770	0.47%	1.05%	to	2.45%	-31.60%	to	-30.69%
ING Large Cap Growth Portfolio - Adviser Class													
2012	4,499	$10.27	to	$10.35	$	46,395	(e)	1.00%	to	2.10%		(e)	
2011	(e)	(e)			(e)		(e)	(e)				(e)	
2010	(e)	(e)			(e)		(e)	(e)				(e)	
2009	(e)	(e)			(e)		(e)	(e)				(e)	
2008	(e)	(e)			(e)		(e)	(e)				(e)	
ING Large Cap Growth Portfolio - Service Class													
2012	200	$13.98	to	$19.76	$	3,354	0.42%	1.00%	to	2.10%	15.35%	to	16.68%
2011	232	$12.01	to	$16.97	$	3,364	0.24%	1.00%	to	2.10%	0.07%	to	1.19%
2010	165	$11.89	to	$16.79	$	2,367	0.34%	1.00%	to	2.45%	11.61%	to	13.14%
2009	135	$10.53	to	$14.86	$	1,711	0.42%	1.00%	to	2.45%	39.61%	to	40.89%
2008	22	$7.48	to	$9.45	$	199	-	1.05%	to	1.95%	-28.98%	to	-28.29%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Large Cap Value Portfolio - Service Class												
2012	84	$11.18	to	$11.41	$ 951	2.85%	1.05%	to	2.10%	11.91%	to	12.91%
2011	59	$9.99	to	$10.07	$ 591	(d)	1.25%	to	2.10%		(d)	
2010	(d)		(d)		(d)	(d)		(d)			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
ING Limited Maturity Bond Portfolio - Service Class												
2012	8		$23.07		$ 196	0.91%		1.40%			0.09%	
2011	10	$23.05	to	$23.86	$ 242	3.03%	1.25%	to	1.40%	-0.26%	to	-0.13%
2010	12	$23.11	to	$23.89	$ 286	4.24%	1.25%	to	1.40%	1.72%	to	1.88%
2009	16	$22.72	to	$23.45	$ 374	4.96%	1.25%	to	1.40%	5.67%	to	5.82%
2008	20	$21.50	to	$22.16	$ 432	6.35%	1.25%	to	1.40%	-1.65%	to	-1.51%
ING Liquid Assets Portfolio - Service Class												
2012	1,953	$9.55	to	$17.66	$ 22,811	-	1.00%	to	2.10%	-2.10%	to	-1.00%
2011	2,111	$9.68	to	$17.84	$ 25,435	-	1.00%	to	2.45%	-2.29%	to	-0.99%
2010	2,459	$9.82	to	$18.03	$ 30,848	-	1.00%	to	2.45%	-2.24%	to	-0.98%
2009	3,695	$9.96	to	$18.22	$ 46,236	0.10%	1.00%	to	2.60%	-2.11%	to	-0.68%
2008	4,215	$10.07	to	$18.35	$ 52,262	2.16%	1.00%	to	2.60%	0.10%	to	1.48%
ING Marsico Growth Portfolio - Service Class												
2012	636	$10.59	to	$18.63	$ 8,928	0.36%	1.15%	to	2.45%	9.96%	to	11.20%
2011	701	$9.54	to	$16.77	$ 8,898	0.25%	1.15%	to	2.45%	-3.94%	to	-2.72%
2010	680	$9.84	to	$17.26	$ 9,052	0.48%	1.15%	to	2.45%	17.09%	to	18.40%
2009	618	$8.33	to	$14.59	$ 7,034	0.87%	1.15%	to	2.45%	25.99%	to	27.59%
2008	639	$6.55	to	$11.45	$ 5,774	0.59%	1.15%	to	2.45%	-41.70%	to	-41.06%
ING MFS Total Return Portfolio - Service Class												
2012	587	$10.95	to	$31.45	$ 9,606	2.41%	1.00%	to	2.25%	8.67%	to	10.04%
2011	675	$9.97	to	$28.59	$ 10,280	2.41%	1.00%	to	2.25%	-0.71%	to	0.60%
2010	754	$9.93	to	$28.44	$ 11,846	0.44%	1.00%	to	2.45%	7.36%	to	8.72%
2009	805	$9.15	to	$26.16	$ 11,686	2.61%	1.00%	to	2.45%	15.20%	to	16.75%
2008	732	$7.86	to	$22.43	$ 9,141	6.25%	1.00%	to	2.45%	-24.17%	to	-23.12%

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING MFS Utilities Portfolio - Service Class									
2012	744	$11.00 to $19.73		$ 13,189	3.10%	1.00% to 2.10%		10.93% to 12.22%	
2011	897	$9.83 to $17.64		$ 14,194	3.63%	1.00% to 2.45%		3.92% to 5.32%	
2010	866	$9.35 to $16.79		$ 12,876	2.64%	1.00% to 2.45%		11.11% to 12.57%	
2009	867	$8.33 to $14.95		$ 11,594	5.79%	1.00% to 2.45%		29.74% to 31.50%	
2008	693	$6.35 to $11.40		$ 7,193	4.28%	1.00% to 2.45%		-39.14% to -38.51%	
ING Morgan Stanley Global Franchise Portfolio - Service Class									
2012	372	$13.34 to $17.48		$ 6,153	1.72%	1.05% to 2.10%		13.38% to 14.41%	
2011	393	$11.68 to $15.05		$ 5,700	2.43%	1.15% to 2.25%		6.60% to 7.86%	
2010	379	$10.86 to $13.97		$ 5,076	0.52%	1.15% to 2.45%		11.35% to 12.55%	
2009	404	$9.67 to $12.43		$ 4,835	6.55%	1.15% to 2.45%		25.91% to 27.36%	
2008	328	$7.61 to $9.76		$ 3,102	2.42%	1.25% to 2.45%		-30.21% to -29.48%	
ING Oppenheimer Active Allocation Portfolio - Service Class									
2012	46	$15.45 to $15.95		$ 714	2.64%	1.15% to 1.95%		10.59% to 11.46%	
2011	46	$13.97 to $14.31		$ 649	-	1.15% to 1.95%		-6.30% to -5.48%	
2010	39	$14.91 to $15.14		$ 578	1.40%	1.15% to 1.95%		11.85% to 12.73%	
2009	32	$13.33 to $13.43		$ 423	(b)	1.15% to 1.95%		(b)	
2008	(b)	(b)		(b)	(b)	(b)		(b)	
ING PIMCO High Yield Portfolio - Service Class									
2012	777	$15.09 to $18.35		$ 13,277	6.64%	1.00% to 2.25%		11.43% to 12.85%	
2011	768	$13.38 to $16.26		$ 11,625	6.48%	1.00% to 2.25%		2.12% to 3.45%	
2010	912	$12.97 to $15.74		$ 13,389	6.91%	1.00% to 2.45%		11.57% to 13.07%	
2009	447	$11.74 to $13.92		$ 5,897	8.55%	1.00% to 2.45%		45.90% to 47.87%	
2008	536	$7.96 to $9.42		$ 4,815	9.46%	1.00% to 2.45%		-24.26% to -23.35%	
ING PIMCO Total Return Bond Portfolio - Service Class									
2012	3,448	$13.14 to $21.77		$ 55,483	3.31%	1.00% to 2.45%		6.24% to 7.67%	
2011	3,662	$12.25 to $20.23		$ 55,011	4.06%	1.00% to 2.45%		1.06% to 2.44%	
2010	4,064	$12.01 to $19.76		$ 59,496	4.63%	1.00% to 2.45%		5.26% to 6.59%	
2009	3,827	$11.31 to $18.54		$ 52,807	4.22%	1.00% to 2.45%		11.81% to 13.26%	
2008	2,653	$10.02 to $16.38		$ 32,262	3.34%	1.00% to 2.45%		1.73% to 3.15%	

105

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Pioneer Fund Portfolio - Service Class												
2012	29	$9.76	to	$12.20	$ 328	1.00%	1.00%	to	1.95%	8.14%	to	9.17%
2011	45	$8.94	to	$11.21	$ 470	1.69%	1.00%	to	1.95%	-6.39%	to	-5.50%
2010	32	$9.46	to	$11.89	$ 356	1.00%	1.00%	to	1.95%	13.63%	to	14.67%
2009	26	$8.25	to	$10.39	$ 247	1.33%	1.00%	to	1.95%	21.67%	to	22.95%
2008	25	$6.71	to	$8.48	$ 205	3.37%	1.00%	to	2.25%	-36.25%	to	-35.51%
ING Pioneer Mid Cap Value Portfolio - Service Class												
2012	598	$9.92	to	$12.33	$ 6,968	0.89%	1.00%	to	2.60%	8.30%	to	9.98%
2011	683	$9.04	to	$11.25	$ 7,252	1.25%	1.00%	to	2.60%	-7.33%	to	-5.98%
2010	793	$9.63	to	$11.99	$ 8,947	0.82%	1.00%	to	2.60%	15.02%	to	16.73%
2009	906	$8.27	to	$10.29	$ 8,851	1.28%	1.00%	to	2.60%	22.11%	to	23.85%
2008	779	$6.69	to	$8.33	$ 6,262	2.01%	1.00%	to	2.60%	-34.75%	to	-33.76%
ING Retirement Conservative Portfolio - Adviser Class												
2012	1,513	$9.54	to	$9.84	$ 14,680	3.25%	1.15%	to	2.10%	5.65%	to	6.72%
2011	1,555	$8.99	to	$9.22	$ 14,206	1.17%	1.15%	to	2.45%	2.74%	to	3.95%
2010	849	$8.75	to	$8.87	$ 7,497	0.27%	1.15%	to	2.45%	5.42%	to	6.61%
2009	639	$8.30	to	$8.32	$ 5,311	(b)	1.15%	to	2.45%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING Retirement Growth Portfolio - Adviser Class												
2012	8,911	$10.94	to	$11.28	$ 99,345	2.41%	1.15%	to	2.10%	10.62%	to	11.68%
2011	9,637	$9.84	to	$10.10	$ 96,553	0.84%	1.15%	to	2.45%	-3.53%	to	-2.42%
2010	10,641	$10.20	to	$10.36	$ 109,552	0.37%	1.05%	to	2.45%	9.08%	to	10.45%
2009	11,176	$9.35	to	$9.38	$ 104,708	(b)	1.05%	to	2.45%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING Retirement Moderate Growth Portfolio - Adviser Class												
2012	6,803	$11.13	to	$11.58	$ 77,632	2.57%	1.05%	to	2.25%	9.01%	to	10.50%
2011	7,391	$10.19	to	$10.48	$ 76,707	1.06%	1.05%	to	2.45%	-2.30%	to	-1.04%
2010	8,508	$10.43	to	$10.59	$ 89,552	0.47%	1.05%	to	2.45%	8.53%	to	9.85%
2009	8,936	$9.61	to	$9.64	$ 86,030	(b)	1.05%	to	2.45%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)		
ING Retirement Moderate Portfolio - Adviser Class											
2012	3,756	$11.39	to	$11.75	$ 43,590	3.28%	1.15% to 2.10%		7.86%	to	8.90%
2011	4,222	$10.56	to	$10.79	$ 45,145	1.42%	1.15% to 2.10%		0.00%	to	1.03%
2010	4,918	$10.53	to	$10.70	$ 52,270	0.57%	1.05% to 2.45%		7.01%	to	8.41%
2009	4,951	$9.84	to	$9.87	$ 48,796	(b)	1.05% to 2.45%			(b)	
2008	(b)		(b)		(b)	(b)	(b)			(b)	
ING T. Rowe Price Capital Appreciation Portfolio - Service Class											
2012	2,460	$12.30	to	$59.32	$ 37,716	1.63%	1.00% to 2.10%		12.09%	to	13.32%
2011	2,457	$10.88	to	$54.41	$ 33,431	1.88%	1.00% to 2.45%		0.55%	to	1.86%
2010	2,528	$10.70	to	$53.54	$ 33,896	1.66%	1.00% to 2.45%		11.38%	to	12.91%
2009	2,407	$9.50	to	$47.55	$ 28,743	1.98%	1.00% to 2.45%		30.20%	to	31.82%
2008	2,166	$7.23	to	$36.14	$ 19,961	4.99%	1.00% to 2.45%		-29.17%	to	-28.25%
ING T. Rowe Price Equity Income Portfolio - Service Class											
2012	833	$10.34	to	$36.26	$ 10,968	2.03%	1.00% to 2.25%		14.52%	to	16.09%
2011	857	$8.93	to	$31.33	$ 9,734	2.01%	1.00% to 2.45%		-3.20%	to	-1.85%
2010	859	$9.12	to	$32.01	$ 9,877	1.60%	1.00% to 2.45%		12.26%	to	13.75%
2009	896	$8.03	to	$28.20	$ 9,133	1.69%	1.00% to 2.45%		22.17%	to	23.77%
2008	848	$6.50	to	$22.85	$ 7,214	4.53%	1.00% to 2.45%		-37.18%	to	-36.49%
ING T. Rowe Price International Stock Portfolio - Service Class											
2012	442	$8.19	to	$14.23	$ 5,439	0.25%	1.00% to 2.45%		16.01%	to	17.51%
2011	600	$6.98	to	$12.11	$ 6,408	3.36%	1.00% to 2.45%		-14.33%	to	-13.19%
2010	556	$8.06	to	$13.96	$ 6,687	1.44%	1.00% to 2.45%		11.13%	to	12.64%
2009	617	$7.17	to	$12.40	$ 6,660	1.26%	1.00% to 2.45%		34.41%	to	36.36%
2008	646	$5.28	to	$9.10	$ 5,285	1.34%	1.00% to 2.60%		-50.74%	to	-50.05%
ING Templeton Global Growth Portfolio - Service Class											
2012	364	$10.15	to	$25.32	$ 4,725	1.88%	1.15% to 2.45%		18.89%	to	20.26%
2011	400	$8.45	to	$21.06	$ 4,338	1.69%	1.15% to 2.45%		-7.88%	to	-6.77%
2010	490	$9.09	to	$22.62	$ 5,750	1.47%	1.15% to 2.45%		5.29%	to	6.51%
2009	497	$8.56	to	$21.26	$ 5,542	2.00%	1.15% to 2.45%		29.30%	to	30.90%
2008	575	$6.56	to	$16.27	$ 4,943	1.01%	1.15% to 2.45%		-41.07%	to	-40.40%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING American Century Small-Mid Cap Value Portfolio - Service Class												
2012	39	$12.46	to	$12.59	$ 492	1.15%	1.00%	to	1.20%	14.94%	to	15.19%
2011	51	$10.84	to	$10.93	$ 555	1.08%	1.00%	to	1.20%	-4.32%	to	-4.12%
2010	65	$11.33	to	$11.40	$ 736	1.09%	1.00%	to	1.20%	20.66%	to	20.76%
2009	58	$9.39	to	$9.44	$ 546	1.70%	1.00%	to	1.20%	33.95%	to	34.28%
2008	23	$7.01	to	$7.03	$ 161	(a)	1.00%	to	1.20%		(a)	
ING Baron Growth Portfolio - Service Class												
2012	898	$12.03	to	$15.40	$ 13,110	-	1.00%	to	2.45%	16.92%	to	18.40%
2011	1,013	$10.18	to	$12.83	$ 12,500	-	1.00%	to	2.45%	-0.17%	to	1.18%
2010	1,091	$10.08	to	$12.86	$ 13,342	-	1.00%	to	2.45%	23.55%	to	25.31%
2009	1,028	$8.06	to	$10.27	$ 10,085	-	1.00%	to	2.45%	32.15%	to	33.88%
2008	806	$6.04	to	$7.68	$ 5,999	-	1.00%	to	2.45%	-42.63%	to	-41.86%
ING Columbia Small Cap Value II Portfolio - Service Class												
2012	314	$10.13	to	$11.70	$ 3,386	0.23%	1.15%	to	2.60%	11.32%	to	12.83%
2011	362	$9.10	to	$10.37	$ 3,468	0.42%	1.15%	to	2.60%	-5.01%	to	-3.80%
2010	411	$9.58	to	$10.78	$ 4,100	1.23%	1.15%	to	2.60%	22.19%	to	23.91%
2009	456	$7.84	to	$8.70	$ 3,693	1.26%	1.05%	to	2.60%	21.55%	to	23.23%
2008	430	$6.45	to	$7.06	$ 2,836	0.11%	1.15%	to	2.60%	-35.63%	to	-34.90%
ING Davis New York Venture Portfolio - Service Class												
2012	878	$9.42	to	$10.33	$ 8,830	0.28%	1.00%	to	2.10%	9.84%	to	11.09%
2011	930	$8.49	to	$9.31	$ 8,468	0.98%	1.00%	to	2.10%	-6.65%	to	-5.62%
2010	1,019	$9.02	to	$9.90	$ 9,881	0.40%	1.00%	to	2.45%	9.44%	to	11.00%
2009	1,073	$8.15	to	$8.94	$ 9,425	0.62%	1.00%	to	2.45%	28.64%	to	30.25%
2008	1,172	$6.26	to	$6.88	$ 7,943	0.81%	1.00%	to	2.45%	-40.68%	to	-39.97%
ING Global Bond Portfolio - Service Class												
2012	21	$13.09	to	$13.24	$ 282	6.09%	1.00%	to	1.20%	6.34%	to	6.60%
2011	22	$12.31	to	$12.42	$ 276	6.47%	1.00%	to	1.20%	2.24%	to	2.48%
2010	10	$12.04	to	$12.12	$ 126	3.38%	1.00%	to	1.20%	14.12%	to	14.34%
2009	11	$10.55	to	$10.60	$ 111	4.02%	1.00%	to	1.20%	19.89%	to	20.18%
2008	10	$8.80	to	$8.82	$ 88	(a)	1.00%	to	1.20%		(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Growth and Income Core Portfolio - Initial Class													
2012	-		$11.74		$	2	-	1.45%			7.71%		
2011	-		$10.90		$	2	-	1.45%			14.98%		
2010	-		$9.48		$	2	-	1.75%			9.47%		
2009	-		$8.66		$	2	-	1.75%			42.20%		
2008	-		$6.09		$	1	-	1.75%			-40.76%		
ING Growth and Income Core Portfolio - Service Class													
2012	17	$8.86	to	$8.95	$	151	-	1.00%	to	1.20%	7.65%	to	7.83%
2011	22	$8.23	to	$8.30	$	185	0.47%	1.00%	to	1.20%	-14.27%	to	-14.17%
2010	25	$9.60	to	$9.67	$	237	1.42%	1.00%	to	1.20%	9.71%	to	10.01%
2009	21	$8.75	to	$8.79	$	185	0.78%	1.00%	to	1.20%	42.74%	to	42.93%
2008	12	$6.13	to	$6.15	$	72	(a)	1.00%	to	1.20%		(a)	
ING Invesco Van Kampen Comstock Portfolio - Service Class													
2012	340	$10.14	to	$14.50	$	4,285	1.28%	1.00%	to	2.60%	15.69%	to	17.41%
2011	353	$8.64	to	$12.35	$	3,852	1.34%	1.00%	to	2.60%	-4.46%	to	-3.03%
2010	401	$8.91	to	$12.75	$	4,530	1.20%	1.00%	to	2.60%	12.37%	to	13.94%
2009	515	$7.82	to	$11.19	$	5,149	2.49%	1.00%	to	2.60%	25.40%	to	27.36%
2008	424	$6.14	to	$8.80	$	3,365	4.24%	1.00%	to	2.60%	-38.08%	to	-37.14%
ING Invesco Van Kampen Equity and Income Portfolio - Service Class													
2012	217	$11.16	to	$13.45	$	2,745	1.81%	1.00%	to	2.10%	10.16%	to	11.35%
2011	234	$10.04	to	$12.10	$	2,675	1.58%	1.00%	to	2.10%	-3.38%	to	-2.31%
2010	373	$10.30	to	$12.42	$	4,432	1.78%	1.00%	to	2.45%	9.47%	to	11.03%
2009	278	$9.30	to	$11.23	$	2,971	1.78%	1.00%	to	2.45%	19.48%	to	21.14%
2008	235	$7.69	to	$9.29	$	2,087	7.72%	1.00%	to	2.45%	-25.33%	to	-24.53%
ING JPMorgan Mid Cap Value Portfolio - Service Class													
2012	228	$12.14	to	$21.19	$	3,700	0.64%	1.00%	to	2.25%	17.27%	to	18.78%
2011	299	$10.24	to	$17.85	$	4,086	0.90%	1.00%	to	2.45%	-0.46%	to	0.79%
2010	250	$10.18	to	$17.71	$	3,466	0.77%	1.00%	to	2.45%	20.07%	to	21.73%
2009	244	$8.38	to	$14.56	$	2,749	1.53%	1.00%	to	2.45%	22.84%	to	24.37%
2008	135	$6.75	to	$11.71	$	1,294	2.83%	1.00%	to	2.45%	-34.57%	to	-33.73%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Oppenheimer Global Portfolio - Initial Class													
2012	6	$14.50	to	$15.19	$	95	0.93%	1.05%	to	1.65%	19.74%	to	20.36%
2011	10	$11.87	to	$12.62	$	119	1.36%	1.05%	to	1.95%	-9.87%	to	-9.08%
2010	13	$13.17	to	$13.88	$	176	1.76%	1.05%	to	1.95%	13.73%	to	14.90%
2009	14	$11.58	to	$12.08	$	165	2.53%	1.05%	to	1.95%	36.88%	to	38.06%
2008	18	$8.46	to	$8.75	$	151	2.39%	1.05%	to	1.95%	-41.45%	to	-40.96%
ING Oppenheimer Global Portfolio - Service Class													
2012	469	$10.60	to	$17.19	$	7,118	1.06%	1.00%	to	2.45%	18.49%	to	20.07%
2011	534	$8.84	to	$14.32	$	6,791	1.36%	1.00%	to	2.45%	-10.46%	to	-9.26%
2010	629	$9.77	to	$15.80	$	8,835	1.42%	1.00%	to	2.45%	13.15%	to	14.58%
2009	685	$8.54	to	$13.79	$	8,493	2.16%	1.00%	to	2.45%	36.13%	to	37.94%
2008	751	$6.20	to	$10.00	$	6,873	2.43%	1.00%	to	2.45%	-41.87%	to	-41.04%
ING PIMCO Total Return Portfolio - Service Class													
2012	17	$13.45	to	$13.59	$	227	3.14%	1.00%	to	1.20%	6.58%	to	6.76%
2011	17	$12.62	to	$12.73	$	219	2.71%	1.00%	to	1.20%	2.02%	to	2.25%
2010	18	$12.37	to	$12.45	$	223	3.08%	1.00%	to	1.20%	6.27%	to	6.50%
2009	20	$11.64	to	$11.69	$	232	4.08%	1.00%	to	1.20%	11.28%	to	11.44%
2008	11	$10.46	to	$10.49	$	111	(a)	1.00%	to	1.20%		(a)	
ING Solution 2015 Portfolio - Service Class													
2012	16	$10.79	to	$10.91	$	174	3.54%	1.00%	to	1.20%	10.10%	to	10.31%
2011	23	$9.80	to	$9.89	$	222	3.27%	1.00%	to	1.20%	-1.90%	to	-1.69%
2010	21	$9.99	to	$10.06	$	206	2.08%	1.00%	to	1.20%	9.90%	to	10.19%
2009	20	$9.09	to	$9.13	$	179	5.85%	1.00%	to	1.20%		20.88%	
2008	3		$7.52		$	26	(a)		1.20%			(a)	
ING Solution 2025 Portfolio - Service Class													
2012	120	$10.28	to	$10.39	$	1,241	2.75%	1.00%	to	1.20%	12.10%	to	12.32%
2011	118	$9.17	to	$9.25	$	1,088	2.15%	1.00%	to	1.20%	-4.28%	to	-4.15%
2010	119	$9.58	to	$9.65	$	1,143	1.46%	1.00%	to	1.20%	12.44%	to	12.73%
2009	140	$8.52	to	$8.56	$	1,191	3.26%	1.00%	to	1.20%	24.20%	to	24.42%
2008	112	$6.86	to	$6.88	$	771	(a)	1.00%	to	1.20%		(a)	

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Solution 2035 Portfolio - Service Class						
2012	13	$10.15 to $10.26	$ 137	2.33%	1.00% to 1.20%	13.79% to 14.00%
2011	14	$8.92 to $9.00	$ 121	1.60%	1.00% to 1.20%	-5.81% to -5.56%
2010	14	$9.47 to $9.53	$ 129	0.82%	1.00% to 1.20%	13.14% to 13.32%
2009	14	$8.37 to $8.41	$ 115	2.08%	1.00% to 1.20%	26.82% to 27.04%
2008	12	$6.60 to $6.62	$ 77	(a)	1.00% to 1.20%	(a)
ING Solution 2045 Portfolio - Service Class						
2012	2	$10.03	$ 21	-	1.00%	14.37%
2011	2	$8.77	$ 18	-	1.00%	-6.10%
2010	2	$9.34	$ 20	-	1.00%	13.90%
2009	2	$8.20	$ 17	-	1.00%	28.53%
2008	2	$6.38	$ 14	(a)	1.00%	(a)
ING Solution Income Portfolio - Service Class						
2012	4	$11.48	$ 50	2.40%	1.20%	8.51%
2011	11	$10.58	$ 117	4.57%	1.20%	-0.84%
2010	10	$10.67	$ 102	3.16%	1.20%	8.22%
2009	9	$9.86	$ 88	5.76%	1.20%	15.86%
2008	6	$8.51 to $8.53	$ 51	(a)	1.00% to 1.20%	(a)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class						
2012	122	$12.02 to $12.16	$ 1,478	0.28%	1.00% to 1.20%	14.48% to 14.72%
2011	131	$10.50 to $10.60	$ 1,387	0.13%	1.00% to 1.20%	-5.06% to -4.85%
2010	157	$11.06 to $11.14	$ 1,745	0.07%	1.00% to 1.20%	26.54% to 26.88%
2009	142	$8.74 to $8.78	$ 1,248	0.37%	1.00% to 1.20%	44.22% to 44.65%
2008	65	$6.06 to $6.07	$ 393	(a)	1.00% to 1.20%	(a)
ING T. Rowe Price Growth Equity Portfolio - Service Class						
2012	398	$10.12 to $11.80	$ 4,248	-	1.00% to 2.25%	16.02% to 17.33%
2011	369	$8.80 to $10.07	$ 3,379	-	1.00% to 2.10%	-3.30% to -2.29%
2010	423	$9.04 to $10.32	$ 3,991	0.03%	1.00% to 2.45%	14.00% to 15.40%
2009	423	$7.93 to $8.96	$ 3,481	-	1.00% to 2.45%	39.37% to 41.23%
2008	183	$5.69 to $6.35	$ 1,084	1.71%	1.00% to 2.45%	-43.58% to -43.03%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Templeton Foreign Equity Portfolio - Service Class												
2012	1,316	$8.86	to	$10.59	$ 13,595	1.96%	1.00%	to	2.10%	16.14%	to	17.45%
2011	589	$7.56	to	$9.04	$ 5,186	1.71%	1.00%	to	2.10%	-14.07%	to	-13.01%
2010	895	$8.72	to	$10.53	$ 9,121	1.85%	1.00%	to	2.45%	6.08%	to	7.48%
2009	871	$8.12	to	$9.80	$ 8,299	-	1.00%	to	2.45%	28.79%	to	30.49%
2008	825	$6.24	to	$7.51	$ 6,061	3.51%	1.00%	to	2.45%	-41.97%	to	-41.24%
ING UBS U.S. Large Cap Equity Portfolio - Service Class												
2012	33	$9.33	to	$12.71	$ 386	0.76%	1.00%	to	2.00%	10.82%	to	11.98%
2011	38	$8.35	to	$11.35	$ 405	0.59%	1.00%	to	2.10%	-4.74%	to	-3.66%
2010	58	$8.69	to	$11.79	$ 604	0.67%	1.00%	to	2.10%	10.69%	to	11.89%
2009	62	$7.78	to	$10.55	$ 585	1.28%	1.00%	to	2.10%	28.83%	to	30.33%
2008	70	$5.99	to	$8.10	$ 510	2.23%	1.00%	to	2.10%	-41.31%	to	-40.66%
ING Strategic Allocation Conservative Portfolio - Class S												
2012	-		$11.02		-	-		1.20%			10.64%	
2011	-		$9.96		-	-		1.20%			0.30%	
2010	-		$9.93		-	-		1.20%			9.60%	
2009	-		$9.06		-	(b)		1.20%			(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING Strategic Allocation Growth Portfolio - Class S												
2012	3	$9.90	to	$10.01	$ 34	2.08%	1.00%	to	1.20%	13.27%	to	13.62%
2011	7	$8.74	to	$8.81	$ 62	3.09%	1.00%	to	1.20%	-4.27%	to	-4.13%
2010	14	$9.13	to	$9.19	$ 132	3.11%	1.00%	to	1.20%	11.48%	to	11.66%
2009	15	$8.19	to	$8.23	$ 125	10.05%	1.00%	to	1.20%	23.34%	to	23.57%
2008	11	$6.64	to	$6.66	$ 74	(a)	1.00%	to	1.20%		(a)	
ING Strategic Allocation Moderate Portfolio - Class S												
2012	3	$10.45	to	$10.57	$ 34	3.08%	1.00%	to	1.20%	12.12%	to	12.33%
2011	3	$9.32	to	$9.41	$ 31	3.17%	1.00%	to	1.20%	-2.10%	to	-1.88%
2010	3	$9.52	to	$9.59	$ 32	3.28%	1.00%	to	1.20%	10.31%	to	10.61%
2009	3	$8.63	to	$8.67	$ 29	7.69%	1.00%	to	1.20%	20.03%	to	20.25%
2008	3	$7.19	to	$7.21	$ 23	(a)	1.00%	to	1.20%		(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Growth and Income Portfolio - Class A													
2012	2,532	$10.72	to	$10.95	$	27,465	1.39%	1.00%	to	2.10%	12.84%	to	14.06%
2011	2,838	$9.49	to	$9.60	$	27,118	(d)	1.00%	to	2.25%		(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
2008	(d)		(d)			(d)	(d)		(d)			(d)	
ING Growth and Income Portfolio - Class I													
2012	70	$9.94	to	$10.01	$	702	1.40%	1.25%	to	1.40%	14.25%	to	14.27%
2011	132	$8.70	to	$8.76	$	1,153	1.28%	1.25%	to	1.40%	-1.69%	to	-1.46%
2010	153	$8.85	to	$8.89	$	1,354	1.07%	1.25%	to	1.40%	12.45%	to	12.67%
2009	160	$7.87	to	$7.89	$	1,257	1.44%	1.25%	to	1.40%	28.50%	to	28.59%
2008	181	$6.12	to	$6.14	$	1,109	1.48%	1.25%	to	1.40%	-38.55%	to	-38.35%
ING Growth and Income Portfolio - Class S													
2012	1,160	$9.45	to	$10.83	$	11,408	1.57%	1.00%	to	2.10%	13.04%	to	14.30%
2011	1,314	$8.36	to	$9.48	$	11,339	1.65%	1.00%	to	2.10%	-2.68%	to	-1.46%
2010	573	$8.53	to	$9.62	$	5,047	0.86%	1.00%	to	2.45%	11.21%	to	12.69%
2009	539	$7.67	to	$8.54	$	4,216	1.97%	1.00%	to	2.45%	26.99%	to	28.81%
2008	123	$6.04	to	$6.63	$	755	3.95%	1.00%	to	2.45%	-38.79%	to	-38.69%
ING GET U.S. Core Portfolio - Series 11													
2012	20	$10.09	to	$10.38	$	208	1.90%	1.55%	to	1.95%	-2.42%	to	-1.98%
2011	20	$10.15	to	$10.59	$	213	2.23%	1.55%	to	2.25%	-1.36%	to	-0.75%
2010	23	$10.29	to	$10.67	$	236	2.58%	1.55%	to	2.25%	2.49%	to	3.19%
2009	23	$10.04	to	$10.34	$	230	3.75%	1.55%	to	2.25%	-3.00%	to	-2.27%
2008	24	$10.35	to	$10.58	$	250	2.36%	1.55%	to	2.25%	-1.71%	to	-1.03%
ING GET U.S. Core Portfolio - Series 12													
2012	-		$10.43		$	1	-		1.75%			-1.14%	
2011	2	$10.42	to	$10.55	$	21	2.67%	1.75%	to	1.95%		-0.86%	
2010	5	$10.26	to	$10.51	$	54	3.70%	1.95%	to	2.45%	3.22%	to	3.66%
2009	5	$9.94	to	$10.10	$	54	3.64%	2.05%	to	2.45%	-3.02%	to	-2.60%
2008	5	$10.25	to	$10.37	$	56	1.69%	2.05%	to	2.45%	-8.48%	to	-8.15%

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET U.S. Core Portfolio - Series 13							
2012	48	$10.20		$ 493	1.99%	1.95%	-2.21%
2011	49	$10.43 to	$10.55	$ 511	2.07%	1.75% to 1.95%	-0.19%
2010	63	$10.21 to	$10.45	$ 647	2.50%	1.95% to 2.45%	3.97% to 4.50%
2009	64	$9.82 to	$10.00	$ 632	3.57%	1.95% to 2.45%	-4.47% to -3.94%
2008	69	$10.28 to	$10.41	$ 711	1.10%	1.95% to 2.45%	-0.10% to 0.39%
ING GET U.S. Core Portfolio - Series 14							
2012	452	$10.02 to	$10.69	$ 4,667	2.92%	1.55% to 2.60%	-2.81% to -1.75%
2011	676	$10.31 to	$10.88	$ 7,097	3.04%	1.55% to 2.60%	0.59% to 1.68%
2010	831	$10.25 to	$10.70	$ 8,621	3.95%	1.55% to 2.60%	4.06% to 5.21%
2009	898	$9.85 to	$10.17	$ 8,915	4.14%	1.55% to 2.60%	-3.43% to -2.40%
2008	943	$10.20 to	$10.42	$ 9,664	1.80%	1.55% to 2.60%	0.39% to 1.46%
ING BlackRock Science and Technology Opportunities Portfolio - Class S							
2012	537	$10.24 to	$10.95	$ 5,671	-	1.00% to 2.25%	5.13% to 6.52%
2011	633	$9.72 to	$10.28	$ 6,313	-	1.00% to 2.45%	-12.59% to -11.46%
2010	662	$11.12 to	$11.61	$ 7,515	-	1.00% to 2.45%	15.47% to 17.04%
2009	472	$9.63 to	$9.92	$ 4,605	-	1.00% to 2.45%	49.07% to 51.00%
2008	305	$6.46 to	$6.57	$ 1,982	(a)	1.00% to 2.45%	(a)
ING Euro STOXX 50® Index Portfolio - Class A							
2012	10	$8.46 to	$8.68	$ 84	2.84%	1.15% to 1.95%	19.58% to 20.45%
2011	8	$7.10 to	$7.21	$ 57	5.63%	1.15% to 1.85%	-18.76% to -18.25%
2010	10	$8.74 to	$8.82	$ 85	-	1.15% to 1.85%	-10.70% to -10.18%
2009	5	$9.81 to	$9.82	$ 53	(b)	1.15% to 1.65%	(b)
2008	(b)	(b)		(b)	(b)	(b)	(b)
ING FTSE 100 Index® Portfolio - Class A							
2012	-	$11.62 to	$11.89	$ 3	(e)	1.25% to 1.95%	(e)
2011	(e)	(e)		(e)	(e)	(e)	(e)
2010	(e)	(e)		(e)	(e)	(e)	(e)
2009	(e)	(e)		(e)	(e)	(e)	(e)
2008	(e)	(e)		(e)	(e)	(e)	(e)

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Hang Seng Index Portfolio - Class S												
2012	134	$13.63	to	$14.12	$ 1,860	1.06%	1.15%	to	2.10%	25.74%	to	26.86%
2011	190	$10.80	to	$11.13	$ 2,084	2.68%	1.15%	to	2.25%	-20.24%	to	-19.35%
2010	196	$13.53	to	$13.80	$ 2,685	0.05%	1.15%	to	2.45%	5.05%	to	6.24%
2009	129	$12.88	to	$12.99	$ 1,663	(b)	1.15%	to	2.45%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING Index Plus LargeCap Portfolio - Class S												
2012	245	$9.88	to	$12.24	$ 2,845	1.37%	1.00%	to	2.00%	11.88%	to	13.01%
2011	293	$8.76	to	$10.88	$ 2,990	1.76%	1.00%	to	2.10%	-2.35%	to	-1.34%
2010	384	$8.90	to	$11.08	$ 3,959	1.70%	1.00%	to	2.25%	11.09%	to	12.43%
2009	401	$7.93	to	$9.89	$ 3,685	2.76%	1.00%	to	2.25%	20.18%	to	21.87%
2008	428	$6.52	to	$8.16	$ 3,275	1.85%	1.00%	to	2.60%	-38.94%	to	-38.01%
ING Index Plus MidCap Portfolio - Class S												
2012	368	$11.25	to	$17.44	$ 5,322	0.65%	1.00%	to	2.45%	14.74%	to	16.14%
2011	431	$9.70	to	$15.02	$ 5,371	0.61%	1.00%	to	2.45%	-3.67%	to	-2.30%
2010	539	$9.96	to	$15.39	$ 6,808	0.85%	1.00%	to	2.45%	18.75%	to	20.33%
2009	579	$8.29	to	$12.79	$ 6,155	1.33%	1.00%	to	2.45%	28.47%	to	30.16%
2008	590	$6.38	to	$9.83	$ 4,941	1.15%	1.00%	to	2.60%	-39.26%	to	-38.41%
ING Index Plus SmallCap Portfolio - Class S												
2012	330	$10.22	to	$16.50	$ 4,383	0.31%	1.00%	to	2.45%	9.52%	to	11.08%
2011	395	$9.22	to	$14.87	$ 4,731	0.61%	1.00%	to	2.45%	-3.24%	to	-1.98%
2010	473	$9.42	to	$15.17	$ 5,734	0.48%	1.00%	to	2.45%	19.59%	to	21.20%
2009	506	$7.79	to	$12.52	$ 5,099	1.39%	1.00%	to	2.45%	21.69%	to	23.31%
2008	529	$6.33	to	$10.16	$ 4,383	0.65%	1.00%	to	2.60%	-35.28%	to	-34.37%
ING International Index Portfolio - Class S												
2012	453	$7.89	to	$15.13	$ 3,864	2.51%	1.00%	to	2.10%	16.03%	to	17.38%
2011	443	$6.80	to	$12.89	$ 3,297	2.54%	1.00%	to	2.10%	-14.25%	to	-13.37%
2010	472	$7.89	to	$14.88	$ 4,169	3.27%	1.00%	to	2.45%	5.19%	to	6.59%
2009	458	$7.50	to	$13.96	$ 3,838	-	1.00%	to	2.45%	24.54%	to	25.99%
2008	96	$6.02	to	$6.08	$ 580	(a)	1.15%	to	2.45%		(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Japan TOPIX Index® Portfolio - Class A												
2012	8	$9.79	to	$10.05	$ 81	1.09%	1.15%	to	1.95%	5.50%	to	6.26%
2011	11	$9.28	to	$9.43	$ 102	3.28%	1.25%	to	1.95%	-15.08%	to	-14.81%
2010	2	$11.01	to	$11.07	$ 20	(c)	1.25%	to	1.65%		(c)	
2009	(c)		(c)		(c)	(c)		(c)			(c)	
2008	(c)		(c)		(c)	(c)		(c)			(c)	
ING Russell™ Large Cap Growth Index Portfolio - Class S												
2012	103	$15.82	to	$16.49	$ 1,667	0.99%	1.00%	to	2.10%	11.88%	to	13.10%
2011	108	$14.14	to	$14.58	$ 1,555	0.90%	1.00%	to	2.10%	1.73%	to	2.89%
2010	94	$13.85	to	$14.17	$ 1,321	0.57%	1.00%	to	2.45%	9.92%	to	11.32%
2009	89	$12.60	to	$12.73	$ 1,128	(b)	1.00%	to	2.45%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING Russell™ Large Cap Index Portfolio - Class S												
2012	869	$9.99	to	$16.26	$ 9,248	2.16%	1.05%	to	2.10%	12.88%	to	14.01%
2011	862	$8.80	to	$14.37	$ 8,127	1.50%	1.05%	to	2.25%	-0.11%	to	1.10%
2010	762	$8.80	to	$14.24	$ 7,223	3.22%	1.05%	to	2.45%	9.44%	to	10.83%
2009	806	$8.04	to	$12.88	$ 6,941	-	1.05%	to	2.45%	20.54%	to	22.17%
2008	85	$6.67	to	$6.72	$ 574	(a)	1.15%	to	2.45%		(a)	
ING Russell™ Large Cap Value Index Portfolio - Class S												
2012	109	$15.05	to	$15.75	$ 1,690	1.79%	1.05%	to	2.25%	13.33%	to	14.71%
2011	115	$13.26	to	$13.73	$ 1,559	1.50%	1.05%	to	2.45%	-1.70%	to	-0.44%
2010	129	$13.49	to	$13.79	$ 1,766	1.50%	1.05%	to	2.45%	8.53%	to	9.97%
2009	114	$12.43	to	$12.54	$ 1,431	(b)	1.05%	to	2.45%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING Russell™ Mid Cap Growth Index Portfolio - Class S												
2012	237	$17.25	to	$17.88	$ 4,179	0.34%	1.15%	to	2.10%	13.11%	to	14.18%
2011	258	$15.19	to	$15.66	$ 4,001	0.44%	1.15%	to	2.25%	-4.41%	to	-3.33%
2010	282	$15.87	to	$16.20	$ 4,547	0.29%	1.15%	to	2.45%	22.93%	to	24.42%
2009	288	$12.91	to	$13.02	$ 3,743	(b)	1.15%	to	2.45%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Russell™ Mid Cap Index Portfolio - Class S													
2012	225	$11.23	to	$11.75	$	2,585	0.91%	1.05%	to	2.00%	14.33%	to	15.29%
2011	249	$9.82	to	$10.14	$	2,495	1.19%	1.15%	to	2.00%	-4.01%	to	-3.15%
2010	262	$10.16	to	$10.50	$	2,725	0.48%	1.05%	to	2.25%	22.12%	to	23.53%
2009	220	$8.32	to	$8.50	$	1,854	-	1.05%	to	2.25%	36.62%	to	38.11%
2008	83	$6.09	to	$6.14	$	507	(a)	1.15%	to	2.45%		(a)	
ING Russell™ Small Cap Index Portfolio - Class S													
2012	335	$11.32	to	$11.85	$	3,862	0.67%	1.05%	to	2.00%	13.54%	to	14.60%
2011	359	$9.88	to	$10.34	$	3,636	0.93%	1.05%	to	2.25%	-6.26%	to	-5.14%
2010	239	$10.53	to	$10.90	$	2,576	0.40%	1.05%	to	2.45%	23.13%	to	24.71%
2009	220	$8.55	to	$8.74	$	1,908	-	1.05%	to	2.45%	23.52%	to	25.04%
2008	120	$6.92	to	$6.99	$	834	(a)	1.05%	to	2.45%		(a)	
ING Small Company Portfolio - Class S													
2012	220	$11.46	to	$12.00	$	2,575	0.16%	1.00%	to	2.10%	11.80%	to	13.11%
2011	238	$10.19	to	$10.62	$	2,466	0.25%	1.00%	to	2.25%	-4.86%	to	-3.65%
2010	302	$10.61	to	$11.04	$	3,248	0.32%	1.00%	to	2.45%	21.15%	to	22.87%
2009	352	$8.66	to	$9.01	$	3,101	0.47%	1.00%	to	2.45%	24.33%	to	25.90%
2008	168	$6.89	to	$7.16	$	1,169	(a)	1.00%	to	2.45%		(a)	
ING U.S. Bond Index Portfolio - Class S													
2012	453	$11.54	to	$12.17	$	5,388	2.04%	1.00%	to	2.10%	1.41%	to	2.53%
2011	479	$11.30	to	$11.87	$	5,586	2.00%	1.00%	to	2.45%	4.53%	to	5.90%
2010	519	$10.81	to	$11.21	$	5,730	2.48%	1.00%	to	2.45%	3.44%	to	4.86%
2009	524	$10.45	to	$10.69	$	5,543	2.61%	1.00%	to	2.45%	3.16%	to	4.50%
2008	229	$10.13	to	$10.23	$	2,336	(a)	1.00%	to	2.45%		(a)	
ING WisdomTree[SM] Global High-Yielding Equity Index Portfolio - Class S													
2012	443	$8.38	to	$8.81	$	3,849	3.98%	1.15%	to	2.25%	12.48%	to	13.82%
2011	488	$7.43	to	$7.77	$	3,737	3.05%	1.15%	to	2.45%	-6.07%	to	-5.01%
2010	583	$7.91	to	$8.18	$	4,718	3.59%	1.15%	to	2.45%	3.39%	to	4.66%
2009	808	$7.65	to	$7.81	$	6,261	-	1.15%	to	2.45%	26.87%	to	28.45%
2008	593	$6.00	to	$6.09	$	3,600	(a)	1.15%	to	2.45%		(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING International Value Portfolio - Class S													
2012	62	$7.99	to	$8.08	$	501	2.23%	1.00%	to	1.20%	17.67%	to	17.96%
2011	85	$6.79	to	$6.85	$	577	2.46%	1.00%	to	1.20%	-16.07%	to	-15.85%
2010	119	$8.09	to	$8.14	$	966	1.73%	1.00%	to	1.20%	1.13%	to	1.24%
2009	125	$8.00	to	$8.04	$	1,004	1.58%	1.00%	to	1.20%	24.61%	to	24.84%
2008	99	$6.42	to	$6.44	$	637	(a)	1.00%	to	1.20%		(a)	
ING MidCap Opportunities Portfolio - Class S													
2012	477	$12.32	to	$14.22	$	6,176	0.42%	1.00%	to	2.00%	11.59%	to	12.77%
2011	491	$11.04	to	$12.61	$	5,683	-	1.00%	to	2.00%	-2.73%	to	-1.79%
2010	460	$11.26	to	$12.84	$	5,472	0.50%	1.00%	to	2.45%	26.94%	to	28.66%
2009	434	$8.87	to	$9.98	$	4,043	0.11%	1.00%	to	2.45%	37.73%	to	39.58%
2008	459	$6.43	to	$7.15	$	3,061	-	1.00%	to	2.45%	-38.62%	to	-38.50%
ING SmallCap Opportunities Portfolio - Class S													
2012	50	$12.63	to	$17.68	$	740	-	1.00%	to	2.00%	12.64%	to	13.81%
2011	60	$11.13	to	$15.58	$	782	-	1.00%	to	2.00%	-1.46%	to	-0.53%
2010	66	$11.20	to	$15.69	$	863	-	1.00%	to	2.00%	29.37%	to	30.71%
2009	72	$8.58	to	$12.03	$	721	-	1.00%	to	2.00%	28.15%	to	29.39%
2008	82	$6.65	to	$9.32	$	631	-	1.00%	to	2.00%	-35.93%	to	-35.41%
Legg Mason ClearBridge Variable Large Cap Value Portfolio - Class I													
2012	29	$9.72	to	$9.81	$	287	2.08%	1.25%	to	1.40%	14.76%	to	15.01%
2011	34	$8.47	to	$8.53	$	290	2.30%	1.25%	to	1.40%	3.55%	to	3.65%
2010	39	$8.18	to	$8.23	$	318	2.87%	1.25%	to	1.40%	7.92%	to	8.15%
2009	41	$7.58	to	$7.61	$	309	1.70%	1.25%	to	1.40%	22.85%	to	22.94%
2008	45	$6.17	to	$6.19	$	278	1.14%	1.25%	to	1.40%	-36.59%	to	-36.45%
Legg Mason Variable Lifestyle Allocation 50%													
2012	57	$18.99	to	$19.46	$	1,094	2.68%	1.25%	to	1.40%	11.51%	to	11.71%
2011	63	$17.03	to	$17.42	$	1,070	2.52%	1.25%	to	1.40%	-0.23%	to	-0.11%
2010	72	$17.07	to	$17.44	$	1,234	2.90%	1.25%	to	1.40%	12.75%	to	12.95%
2009	83	$15.14	to	$15.44	$	1,252	4.56%	1.25%	to	1.40%	30.40%	to	30.63%
2008	107	$11.61	to	$11.82	$	1,250	3.53%	1.25%	to	1.40%	-28.33%	to	-28.23%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Legg Mason Variable Lifestyle Allocation 70%													
2012	26	$16.27	to	$16.66	$	432	2.35%	1.25%	to	1.40%	12.99%	to	13.10%
2011	35	$14.40	to	$14.73	$	506	1.89%	1.25%	to	1.40%	-1.97%	to	-1.80%
2010	37	$14.69	to	$15.00	$	551	2.05%	1.25%	to	1.40%	13.44%	to	13.55%
2009	40	$12.95	to	$13.21	$	521	3.26%	1.25%	to	1.40%	31.07%	to	31.31%
2008	47	$9.88	to	$10.06	$	462	2.28%	1.25%	to	1.40%	-33.74%	to	-33.64%
Legg Mason Variable Lifestyle Allocation 85%													
2012	11	$15.78	to	$16.17	$	175	1.56%	1.25%	to	1.40%	14.27%	to	14.44%
2011	15	$13.81	to	$14.13	$	210	1.29%	1.25%	to	1.40%	-3.70%	to	-3.48%
2010	18	$14.34	to	$14.64	$	256	1.55%	1.25%	to	1.40%	14.08%	to	14.20%
2009	21	$12.57	to	$12.82	$	261	2.06%	1.25%	to	1.40%	30.67%	to	30.82%
2008	23	$9.62	to	$9.80	$	224	1.61%	1.25%	to	1.40%	-38.29%	to	-38.17%
Western Asset Variable High Income Portfolio													
2012	9	$24.84	to	$25.52	$	226	8.53%	1.25%	to	1.40%	16.18%	to	16.42%
2011	9	$21.38	to	$21.92	$	196	8.89%	1.25%	to	1.40%	0.99%	to	1.11%
2010	10	$21.17	to	$21.68	$	209	9.69%	1.25%	to	1.40%	14.99%	to	15.20%
2009	10	$18.41	to	$18.82	$	183	12.04%	1.25%	to	1.40%	57.75%	to	57.89%
2008	10	$11.67	to	$11.92	$	116	12.33%	1.25%	to	1.40%	-30.99%	to	-30.86%
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA - Service Class													
2012	6		$11.36		$	73	-		1.00%			16.51%	
2011	6		$9.75		$	63	-		1.00%			-3.37%	
2010	9	$10.02	to	$10.09	$	88	-	1.00%	to	1.20%	21.60%	to	21.86%
2009	12	$8.24	to	$8.28	$	98	1.17%	1.00%	to	1.20%	35.30%	to	35.52%
2008	12	$6.09	to	$6.11	$	73	-	1.00%	to	1.20%		-38.65%	
PIMCO Real Return Portfolio - Administrative Class													
2012	78	$14.56	to	$14.71	$	1,139	1.26%	1.00%	to	1.20%	7.45%	to	7.61%
2011	139	$13.55	to	$13.67	$	1,887	7.20%	1.00%	to	1.20%	10.34%	to	10.60%
2010	18	$12.28	to	$12.36	$	225	1.46%	1.00%	to	1.20%	6.88%	to	7.01%
2009	16	$11.49	to	$11.55	$	187	3.04%	1.00%	to	1.20%	16.89%	to	17.14%
2008	14	$9.83	to	$9.86	$	142	(a)	1.00%	to	1.20%		(a)	

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT NY-B
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Pioneer Equity Income VCT Portfolio - Class II												
2012	150	$10.30	to	$10.42	$ 1,560	3.75%	1.00%	to	1.20%	8.65%	to	8.88%
2011	172	$9.48	to	$9.57	$ 1,643	2.04%	1.00%	to	1.20%	4.52%	to	4.70%
2010	185	$9.07	to	$9.14	$ 1,683	1.93%	1.00%	to	1.20%	17.79%	to	18.09%
2009	198	$7.70	to	$7.74	$ 1,526	3.21%	1.00%	to	1.20%	12.41%	to	12.83%
2008	187	$6.85	to	$6.86	$ 1,279	2.71%	1.00%	to	1.20%		-31.19%	
ProFund VP Bull												
2012	2	$9.68	to	$11.63	$ 20	-	1.25%	to	1.85%	11.84%	to	12.43%
2011	2	$8.16	to	$10.36	$ 24	-	1.25%	to	1.85%	-1.86%	to	-1.26%
2010	3	$8.30	to	$10.51	$ 26	-	1.25%	to	1.85%	10.46%	to	11.22%
2009	6	$7.51	to	$9.47	$ 58	-	1.25%	to	1.85%	21.97%	to	22.69%
2008	8	$6.14	to	$7.73	$ 57	-	1.25%	to	1.85%	-38.81%	to	-38.38%
ProFund VP Europe 30												
2012	2	$9.97	to	$11.85	$ 25	2.94%	1.25%	to	1.45%	14.94%	to	15.13%
2011	4	$8.21	to	$10.31	$ 43	-	1.25%	to	1.95%	-10.61%	to	-10.07%
2010	5	$9.17	to	$11.48	$ 51	1.67%	1.25%	to	1.95%	0.63%	to	1.37%
2009	6	$9.09	to	$11.35	$ 69	3.05%	1.25%	to	1.95%	29.69%	to	30.67%
2008	8	$7.00	to	$8.71	$ 62	2.01%	1.25%	to	1.95%	-45.10%	to	-44.71%
ProFund VP Rising Rates Opportunity												
2012	28	$2.87	to	$3.23	$ 88	-	1.25%	to	1.95%	-8.82%	to	-8.31%
2011	29	$3.00	to	$3.53	$ 97	-	1.05%	to	1.95%	-38.71%	to	-38.13%
2010	31	$4.83	to	$5.65	$ 165	-	1.05%	to	1.95%	-17.68%	to	-16.96%
2009	33	$5.86	to	$6.86	$ 216	0.50%	1.05%	to	1.95%	29.65%	to	30.87%
2008	36	$4.52	to	$5.28	$ 181	5.05%	1.05%	to	2.45%	-39.45%	to	-38.57%
Invesco Van Kampen American Franchise Fund - Class I Shares												
2012	12	$9.89	to	$9.94	$ 115	(e)	1.25%	to	2.00%		(e)	
2011	(e)		(e)		(e)	(e)		(e)			(e)	
2010	(e)		(e)		(e)	(e)		(e)			(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	

(a) As investment Division had no investments until 2008, this data is not meaningful and is therefore not presented.
(b) As investment Division had no investments until 2009, this data is not meaningful and is therefore not presented.
(c) As investment Division had no investments until 2010, this data is not meaningful and is therefore not presented.
(d) As investment Division had no investments until 2011, this data is not meaningful and is therefore not presented.
(e) As investment Division had no investments until 2012, this data is not meaningful and is therefore not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B   The Expense Ratio considers only the expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

FINANCIAL STATEMENTS — STATUTORY BASIS
ReliaStar Life Insurance Company of New York
For the years ended December 31, 2012, 2011 and 2010
with Report of Independent Registered Public
Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements – Statutory Basis
December 31, 2012

Contents

Ernst & Young LLP
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Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
ReliaStar Life Insurance Company of New York

We have audited the accompanying statutory-basis balance sheets of ReliaStar Life Insurance Company of New York, as of December 31, 2012 and 2011, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the financial statements have been prepared in conformity with accounting practices prescribed or permitted by New York Department of Financial Services, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are described in Note 1. The effects on the accompanying financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the statutory-basis financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of ReliaStar Life Insurance Company of New York at December 31, 2012 and 2011, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2012.

However, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of ReliaStar Life Insurance Company of New York at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting practices prescribed or permitted by the New York Department of Financial Services.

Ernst & Young LLP

April 2, 2013

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
Balance Sheets – Statutory Basis

	December 31	
	2012	**2011**
	(In Thousands)	
Admitted Assets		
Cash and invested assets:		
Bonds	$ 1,821,486	$ 1,690,908
Bonds - securities loaned and pledged	24,393	93,675
Preferred stocks	600	300
Common stocks	668	634
Mortgage loans	101,091	87,902
Contract loans	110,334	109,991
Securities lending collateral	15,069	85,026
Derivatives	26,407	25,851
Other invested assets	12,228	25,524
Cash and short term investments	47,617	124,383
Total cash and invested assets	2,159,893	2,244,194
Deferred and uncollected premiums, less loading (2012-[$3,788]; 2011-[$13,683])	(10,617)	(11,650)
Accrued investment income	22,314	22,748
Reinsurance balances recoverable	24,775	21,437
Indebtedness from related parties	5,690	794
Federal income tax recoverable (including $5,703 on unrealized capital losses at December 31, 2011)	-	2,133
Net deferred tax asset	38,512	38,356
Other assets	2,898	301
Separate account assets	988,610	989,587
Total admitted assets	$ 3,232,075	$ 3,307,900

The accompanying notes are an integral part of these financial statements.

3

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
Balance Sheets – Statutory Basis

	December 31	
	2012	**2011**
	(In Thousands, except share amounts)	
Liabilities and Capital and Surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	$ 1,671,372	$ 1,713,754
Accident and health reserves	37,251	37,950
Deposit type contracts	101,837	106,739
Policyholders' funds	457	385
Dividends payable	1,106	1,059
Policy and contract claims	25,405	37,370
Total policy and contract liabilities	1,837,428	1,897,257
Accounts payable and accrued expenses	4,003	7,585
Reinsurance balances	633	1,579
Indebtedness to related parties	22,033	11,169
Current federal income taxes payable (including $5,251 on realized capital losses at December 31, 2012)	5,729	-
Contingency reserve	4,124	4,104
Asset valuation reserve	1,190	15,616
Net transfers from separate accounts	(15,520)	(22,850)
Derivatives	2,704	1,893
Payable for securities lending	15,069	85,026
Other liabilities	31,483	35,409
Separate account liabilities	988,610	989,587
Total liabilities	2,897,486	3,026,375
Capital and surplus:		
Common stock: $2.00 par value; 1,377,863 shares authorized, issued and outstanding	2,756	2,756
Special surplus funds	-	17,780
Paid in and contributed surplus	228,881	228,881
Unassigned surplus	102,952	32,108
Total capital and surplus	334,589	281,525
Total liabilities and capital and surplus	$ 3,232,075	$ 3,307,900

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
Statements of Operations – Statutory Basis

	Year ended December 31		
	2012	**2011**	**2010**
	(In Thousands)		
Premiums and other revenues:			
Life, annuity, and accident and health premiums	$ 157,436	$ 114,264	$ 174,243
Considerations for supplementary contracts with life contingencies	3,330	2,029	5,986
Net investment income	102,952	109,020	106,402
Amortization of interest maintenance reserve	(1,559)	(1,044)	(2,017)
Commissions, expense allowances and reserve adjustments on reinsurance ceded	39,385	50,900	30,444
Other revenues	29,566	30,484	33,911
Total premiums and other revenues	331,110	305,653	348,969
Benefits paid or provided:			
Death benefits	85,027	97,722	86,909
Annuity benefits	17,214	15,643	13,669
Surrender benefits and withdrawals	143,380	173,625	131,220
Interest on policy or contract funds	5,907	3,017	3,415
Accident and health benefits	28,741	25,260	24,904
Other benefits	4,232	3,731	3,396
(Decrease) increase in life, annuity, and accident and health reserves	(43,071)	49,842	3,186
Net transfers from separate accounts	(89,310)	(95,991)	(21,262)
Total benefits paid or provided	152,120	272,849	245,437
Insurance expenses and other deductions:			
Commissions	33,528	34,585	29,945
General expenses	42,671	40,745	40,530
Insurance taxes, licenses and fees	6,575	2,014	13,936
Other deductions	11,049	910	118
Total insurance expenses and other deductions	93,823	78,254	84,529
Gain (loss) from operations before policyholder dividends, federal income taxes and net realized capital losses	85,167	(45,450)	19,003
Dividends to policyholders	1,063	977	927
Gain (loss) from operations before federal income taxes and net realized capital losses	84,104	(46,427)	18,076
Federal income tax expense (benefit)	22,241	(973)	3,113
Gain (loss) from operations before net realized capital losses	61,863	(45,454)	14,963
Net realized capital losses	(27,822)	(3,602)	(34,989)
Net income (loss)	$ 34,041	$ (49,056)	$ (20,026)

The accompanying notes are an integral part of these financial statements.

5

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
Statements of Changes in Capital and Surplus – Statutory Basis

	Year ended December 31		
	2012	2011	2010
	(In Thousands)		
Common stock:			
Balance at beginning and end of year	$ 2,756	$ 2,756	$ 2,756
Special surplus funds:			
Balance at beginning and end of year	17,780	20,514	7,255
Change in admitted deferred tax asset per SSAP 10R	(17,780)	(2,734)	13,259
Balance at end of year	-	17,780	20,514
Paid-in and contributed surplus:			
Balance at beginning and end of year	228,881	228,881	228,881
Unassigned surplus			
Balance at beginning of year	32,108	68,045	83,699
Net income (loss)	34,041	(49,056)	(20,026)
Change in net unrealized capital gains (losses)	8	17,414	(847)
Change in nonadmitted assets	28,378	(9,869)	(8,754)
Change in reserve on account of change in valuation basis	-	-	2,191
Change in liability for reinsurance in unauthorized companies	3	1	1,783
Change in asset valuation reserve	14,426	(12,857)	(535)
Change in net deferred income tax	(1,403)	16,082	13,246
Deferred gain on reinsurance of existing business	-	5,189	-
Amortization of gain on reinsurance	(2,885)	(2,841)	(2,712)
Cumulative effect of change in accounting principle	(1,881)	-	-
Prior period adjustment	157	-	-
Balance at end of year	102,952	32,108	68,045
Total capital and surplus	$ 334,589	$ 281,525	$ 320,196

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
Statements of Cash Flows – Statutory Basis

| | Year ended December 31 | | |
	2012	2011	2010
	(In Thousands)		
Operations			
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	$ 144,338	$ 130,854	$ 186,495
Net investment income received	106,997	110,525	106,945
Commission and expenses paid	(86,354)	(67,416)	(80,257)
Benefits paid	(302,890)	(303,732)	(272,303)
Net transfers from separate accounts	96,601	107,482	30,268
Dividends paid to policyholders	(1,022)	(927)	(893)
Federal income taxes (paid) received	(11,175)	1,591	(7,047)
Miscellaneous income	72,295	79,029	63,149
Net cash provided by operations	18,790	57,406	26,357
Investment Activities			
Proceeds			
Bonds	345,957	370,662	468,553
Stocks	-	247	1,946
Mortgage loans	17,321	16,370	11,352
Other invested assets	10,279	2,658	3,236
Miscellaneous proceeds	517	1,861	1,594
Total proceeds from sales, maturities, or repayments of investments	374,074	391,798	486,681
Cost of investments acquired:			
Bonds	406,619	383,286	663,033
Stocks	300	473	2,080
Mortgage loans	30,510	10,700	2,400
Other invested assets	554	1,315	1,724
Miscellaneous applications	29,275	9,128	18,393
Total cost of investments acquired	467,258	404,902	687,630
Net (increase) decrease in contract loans	(287)	325	(2,390)
Net cash used in investment activities	(93,471)	(12,779)	(203,339)
Financing and Miscellaneous Activities			
Other cash provided:			
Net (withdrawals) deposits on deposit type contracts	(4,902)	2,497	20,432
Other cash provided (used)	2,817	8,206	(3,926)
Net cash (used in) provided by miscellaneous activities	(2,085)	10,703	16,506
Net (decrease) increase in cash and short term investments	(76,766)	55,330	(160,476)
Cash and short term investments:			
Beginning of year	124,383	69,053	229,529
End of year	$ 47,617	$ 124,383	$ 69,053

The accompanying notes are an integral part of these financial statements.

(Dollar amounts in millions, unless otherwise stated)

1.   Organization and Significant Accounting Policies

ReliaStar Life Insurance Company of New York (the "Company") is domiciled in New York and is a wholly owned subsidiary of ReliaStar Life Insurance Company ("ReliaStar"), a Minnesota domiciled insurance company. ReliaStar is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion"), a Connecticut domiciled non-insurance holding company. Lion, in turn, is a wholly owned subsidiary of ING U.S., Inc. ("ING US"), a Delaware domiciled non-insurance holding company. ING US name was changed from ING America Insurance Holdings, Inc. on June 14, 2012. The Company's ultimate parent is ING Groep, N.V. ("ING"), a global financial services company based in the Netherlands.

ING has announced the anticipated separation of its global banking and insurance business. While all options for effecting the separation of ING U.S. and its subsidiaries, including the Company from ING remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., which together with its subsidiaries, constitutes ING's U.S.-based retirement, investment management, and insurance operations. ING U.S. filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission ("SEC") on November 9, 2012, which was amended on January 23, 2013 and March 19, 2013, in connection with the proposed IPO of its common stock.

Description of Business

The Company principally provides and distributes life insurance and related financial services products, including individual life insurance and annuities, group life, and health products and services. The Company's strategy is to offer a wide variety of products and services designed to address customers' needs for financial security, especially tax advantaged savings for retirement and protection in the event of death. The Company is presently licensed in all 50 states and the District of Columbia.

Use of Estimates

The preparation of the financial statements of the Company requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Recently Adopted Accounting Principles

Effective January 1, 2012, the Company adopted SSAP No. 101, *Income Taxes, A replacement of SSAP No. 10R and SSAP No. 10* ("SSAP No. 101"). SSAP No. 101 changes statutory accounting for income taxes in two key areas (1) tax contingencies and (2) the admissibility of deferred tax assets.

(Dollar amounts in millions, unless otherwise stated)

Under SSAP No.101, federal and foreign income tax contingencies are now determined under a modified version of SSAP No. 5R, *Liabilities, Contingencies and Impairment of Assets – Revised* ("SSAP No. 5R"). Under this standard, the recognition of tax loss contingencies uses a more likely than not model.

SSAP No. 101 also provides for a three-step calculation to determine the admitted portion of adjusted gross deferred tax assets. In the first part of the admissibility test, all filers will be allowed to use a reversal period that corresponds to the tax loss carryback provisions of the Internal Revenue Code (not to exceed three years). In the second part of the admissibility test, the reversal period and surplus limitation parameters (one year and 10 percent or three years and 15 percent) are determined based upon risk-based capital ("RBC") levels. Companies not meeting the minimum threshold are prohibited from admitting anything in this part of the admissibility test. For purposes of determining test parameters, calculations of RBC or surplus thresholds will use current reporting period information. In step 3 of the admissibility calculation, SSAP No. 101 allows the admittance of adjusted gross deferred tax assets (after application of steps 1 and 2) to the extent that offsetting by deferred tax liabilities of the same tax character (i.e. ordinary versus capital) would be permitted in the tax return under current tax laws. Additionally, an entity would have to consider the reversal patterns of temporary differences. Whether or not scheduling of reversing deferred tax assets and liabilities is necessary is a matter of judgment based on the specific facts and circumstances. The third part of the admissibility calculation under SSAP No. 101 is consistent with SSAP No. 10R, *Income Taxes – A Temporary Replacement of SSAP No. 10* ("SSAP No. 10R"), except the consideration of reversal patterns of temporary differences was not explicitly stated.

The effect on the Company's 2012 financial statements of adopting this change in accounting principle at January 1, 2012 was a decrease in assets and surplus of $1.9. This decrease was solely attributable to the use of the current quarter's surplus in admissibility test parameters. The adoption had no impact on total liabilities or net income.

Effective December 31, 2011, the Company adopted SSAP No. 5R. This statement defines and establishes accounting for liabilities, contingencies and impairments of assets, particularly contingencies related to or on behalf of direct or indirect wholly owned insurance and non-insurance subsidiaries. At inception, the Company is required to record a liability equal to the fair value of the guarantee. If the Company subsequently determines that it is probable that payment will be required under the guarantee, the liability recorded will be an amount equal to the greater of the fair value of the guarantee or the undiscounted future payments required under the guarantee. There was no impact to the Company's financial statements as a result of adopting this accounting standard. See Note 13 for additional disclosures required by this statement.

(Dollar amounts in millions, unless otherwise stated)

Effective December 31, 2011, the Company adopted the modifications made to SSAP No. 22, *Leases* ("SSAP No. 22"), as they relate to modification and early termination of leases. Under the provisions of the statement, early termination or non-use of leased property benefits, are recognized at fair value as follows:

   a. Liabilities for costs to terminate a contract before the end of its term are recognized when the Company terminated in accordance with the contract terms.
   b. Liabilities for costs that will continue to be incurred under a contract for its remaining term without economic benefit are recognized as of the date the Company no longer has the right to use the leased property. The fair value of the liability on that date will be determined based on the remaining lease rentals, adjusted for the effects of any prepaid or deferred items recognized under the lease, and reduced by estimated sublease rentals that could be reasonably obtained for the property, even if there is no intent to enter into a sublease.

The Company did not recognize a liability as a result of the adoption of this statement. There was no impact to net income. See Note 13 for additional disclosures required by this statement.

Effective January 1, 2011, the Company adopted SSAP No. 35R, *Guaranty Fund and Other Assessments* ("SSAP No. 35R"). This statement establishes statutory accounting principles for guaranty fund and other assessments.

Guaranty fund and other assessments will be expensed and a liability accrued by the Company when the following conditions are met:

a. An assessment has been imposed or information available prior to issuance of the statutory financial statement indicates that it is probable that an assessment will be imposed.
b. The event obligating an entity to pay an imposed or probable assessment has occurred on or before the date of the financial statements.
c. The amount of the assessment can be reasonably estimated.

In addition, if it is probable that a paid or accrued assessment will result in an amount that is recoverable from premium tax offsets or policy surcharges, the Company will recognize an asset or liability for that recovery in an amount that is determined based on current laws, projections of future premium collections or policy surcharges from in-force policies. Any recognized asset from premium tax credits or policy surcharges will be re-evaluated regularly to ensure recoverability. Upon expiration, tax credits no longer meeting the definition of an asset will be charged to income in the period the determination is made.

The Company has re-evaluated both the liability and asset under the new guidelines established by SSAP No. 35R due to various assessments related to insolvencies. The Company's 2011 financial statements were not impacted as a result of the adoption of this change in accounting principle.

(Dollar amounts in millions, unless otherwise stated)

Effective December 31, 2010, the Company adopted SSAP No. 100, *Fair Value Measurements* ("SSAP No. 100"). This statement defines fair value, establishes a framework for measuring fair value, and establishes the following disclosure requirements about fair value:

- Fair value measurements at the reporting date and the source of the fair value measurement;
- The level within the fair value hierarchy in which the fair value measurements fall;
- Significant transfers in and out of Level 3;
- Purchases, sales, issuances, and settlement in the Level 3 fair value measurements reconciliation;
- Fair value measurement disclosures for each class of assets and liabilities (i.e. disaggregated);
- Valuation techniques and inputs used for Level 1, Level 2 and Level 3 fair value measurements.

The adoption had no impact on the Company's balance sheet or statement of operations. See Note 12 for additional documents required by this standard.

Effective December 31, 2010, the Company adopted SSAP No. 91R, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* ("SSAP No. 91R"). The statement initially established statutory accounting principles for transfers and servicing of financial assets. Amendments to the statement were made in 2010 to clarify that the adequacy of collateralization should be measured based on the fair value of the collateral obtained. Under the revised standard, securities pledged as collateral that may be sold or repledged by the transferor or its agent are reclassified on the Company's balance sheet separately from assets not so encumbered. Reporting of collateral on the Company's balance sheet is determined by the administration of the program and is presented accordingly. The adoption of SSAP No. 91R had no impact on the net income or surplus of the Company. See Note 3 for additional discloses required by the standard.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the New York Department of Financial Services, which practices differ from United States generally accepted accounting principles ("GAAP"). The more significant variances from GAAP are:

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or fair value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held to maturity, trading or available for sale. Held to maturity

(Dollar amounts in millions, unless otherwise stated)

investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in Statements of Operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available for sale.

Management regularly reviews the value of the Company's investments in bonds and mandatorily redeemable preferred stocks. If the fair value of any investment falls below its cost basis, the decline is analyzed to determine whether it is an other than temporary decline in value. To make this determination for each security, the following are some of the factors considered:

- The length of time and the extent to which the fair value has been below cost.
- The financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings potential.
- Management's intent and ability to hold the security long enough for it to recover its fair value.

Based on the analysis, management makes a judgment as to whether the loss is other than temporary. If the loss is other than temporary, an impairment charge is recorded within net realized investment gains (losses) in the Statements of Operation in the period the determination is made.

The Company invests in structured securities including mortgage backed securities/ collateralized mortgage obligations, asset backed securities, collateralized debt obligations, and commercial mortgage backed securities. For these structured securities in unrealized loss positions, management determines whether it has the intent to sell or the intent and ability to hold the security for a period of time sufficient to recover the amortized cost. If management has the intent and ability to hold the security to recovery, the Company must compare the present value of the expected future cash flows for this security to its carrying value. If the present value of the expected future cash flows for the security is lower than its carrying value, the security is written down to its present value of the expected future cash flows.

When an other-than-temporary impairment ("OTTI") is recorded because there is intent to sell or a holder does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis, the security is written down to fair value. The total loss recorded is bifurcated between the interest related loss and the non-interest related loss. The interest portion shall be recorded through the interest maintenance reserve ("IMR") and the non-interest portion shall be recorded through the asset valuation reserve ("AVR").

For GAAP, when a decline in fair value is determined to be other-than-temporary, the loss which is calculated as the difference between the securities carrying value and fair value is recorded in net realized capital gains (losses) in its entirety or bifurcated between

(Dollar amounts in millions, unless otherwise stated)

net realized capital gains (losses) and accumulated other comprehensive income, as appropriate.

Realized gains and losses on disposed investments are reported in the Statements of Operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the Statements of Operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold.

The Company follows the hedge accounting guidance in SSAP No. 86, *Accounting for Derivative Instruments and Hedging Activities* ("SSAP No. 86") for derivative transactions. Under SSAP No. 86, derivatives that are deemed effective hedges are accounted for entirely in a manner which is consistent with the underlying hedged item. Derivatives used in hedging transactions that do not meet the requirements of SSAP No. 86 as an effective hedge are carried at fair value with the change in value recorded in surplus as unrealized gains or losses. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately. For effective cash flow hedges, changes in fair value are credited or charged directly to a separate component of shareholder's equity rather than to income as required for fair value hedges. An embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is reported at fair value, and the change in fair value is recognized in income.

Mortgage Loans: Mortgage loans are reported at amortized cost, less write downs for impairments. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lesser of the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loan is reduced by establishing a permanent write-down recorded in net realized capital gains (losses). Under GAAP, in addition to impairments of specific mortgage loans, a general allowance is recorded for losses not specifically identifiable.

Asset Valuation Reserves: The AVR is intended to establish a reserve to offset potential credit related investment losses on most invested asset categories. AVR is determined by an NAIC prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is recorded directly to unassigned surplus.

Interest Maintenance Reserve: Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of

(Dollar amounts in millions, unless otherwise stated)

interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five year bands. The Company's net deferral of IMR is negative and as such is reported as a component of other assets and nonadmitted in the accompanying balance sheets.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

Benefit and Contract Reserves: Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods ("CRVM") using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

(Dollar amounts in millions, unless otherwise stated)

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Gains and losses generated in certain reinsurance transactions are deferred and amortized over the remaining life of the business for GAAP purposes. For statutory, losses are recognized immediately in income, with gains reported as a separate component of surplus and amortized over the remaining life of the business.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally disallowed deferred federal income tax assets, disallowed interest maintenance reserves, non operating systems software, past due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the NAIC *Accounting Practices and Procedures Manual,* are excluded from the accompanying balance sheets and are charged directly to unassigned surplus.

Employee Benefits: For purposes of calculating the Company's pension and postretirement benefit obligations, only vested participants and current retirees are included in the valuation. Under GAAP, active participants not currently vested are also included.

*Universal Life and Annuity Policie*s: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Policyholder Dividends: Policyholder dividends are recognized when declared. Under GAAP, dividends are recognized over the term of the related policies.

Deferred Income Taxes: Deferred tax assets are provided for and admitted to an amount determined under a standard formula. For periods after the adoption of SSAP No. 101, assuming minimum thresholds are met, the formula allows the Company to consider the amount of differences that will reverse over the next three years, taxes paid in prior years that could be recovered through carrybacks, surplus limits, and the amount of deferred tax liabilities available for offset. The Company is also required, under SSAP No. 101, to reduce the gross deferred tax asset by a statutory valuation allowance adjustment if, based on weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the gross deferred tax assets will not be realized. Any deferred tax assets not covered under the formula are nonadmitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the

(Dollar amounts in millions, unless otherwise stated)

amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established if, based on the weight of the evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

Cash and Short-term: Cash and short term investments in the statements of cash flows represent cash balances, demand deposits and short-term fixed maturity investments with initial maturities of one year or less at the date of acquisition. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

Reconciliation to GAAP: The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments: Investments are stated at values prescribed by the NAIC, as follows:

Bonds, not backed by other loans, are principally stated at amortized cost using the effective interest method.

Loan backed securities are stated at either amortized cost or the lower of amortized cost or fair value. Amortized cost is determined using the effective interest method and includes anticipated prepayments. The retrospective adjustment method is used to determine the amortized cost for the majority of loan-backed and structured securities. For certain securities, the prospective adjustment method is used, including interest only securities and securities that have experienced an OTTI.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or fair value and nonredeemable preferred stocks are reported at fair value or the lower of cost or fair value.

Common stocks are reported at fair value and the related unrealized capital gains/losses are reported in unassigned surplus along with adjustment for federal income taxes.

The Company's use of derivatives is primarily for economic hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. For those derivatives in effective hedging relationships, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold.

(Dollar amounts in millions, unless otherwise stated)

The unrealized gains and losses from derivatives not designated as accounting hedges are reported at fair value through surplus. Upon termination, interest related gains and losses on asset hedges are included in IMR and are amortized over the remaining lives of the derivatives; other gains and losses are included in the AVR. The Company enters into the following derivatives:

- *Interest rate swaps*: Interest rate swaps are used to manage the interest rate risk in the Company's fixed maturity portfolio, as well as the Company's liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

- *Credit default swaps (replication - sold credit protection):* Credit default swaps and total return swaps are utilized to replicate the investment characteristics of permissible investments using the derivative in conjunction with other investments. Replicated (synthetic) assets filed with the NAIC's Securities Valuation Office ("SVO") result in both the derivative and cash instrument being carried at amortized cost. The replication practices are in accordance with SSAP No. 86.

- *Credit default swaps*: Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and represents amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract.

- *Currency swaps:* Currency swaps are used to hedge the foreign exchange exposure in the Company's foreign currency denominated fixed maturity portfolio. As foreign exchange rates change, the increase or decrease in the cash flows (principal and interest) of the derivatives generally offsets the changes in the functional-currency equivalent cash flows of the underlying hedged item.

- *Futures*: The Company utilizes futures contracts in a dynamic hedge of its variable annuity products.

Contract loans are reported at unpaid principal balances but not in excess of the cash surrender value.

The Company does not currently engage in reverse repurchase agreements and reverse dollar repurchase agreements, but has in prior years. Such arrangements typically meet the requirements to be accounted for as financings. For both reverse repurchase

17

(Dollar amounts in millions, unless otherwise stated)

agreements and reverse dollar repurchase agreements, company policies require that at all times during the respective agreement term, cash or other collateral types obtained is sufficient to allow the Company to find substantially all of the cost of purchasing replacement assets from others. Cash collateral received is used for general liquidity purposes and the offsetting collateral liability is included in borrowed money on the balance sheets.

The Company engages in securities lending whereby certain domestic bonds from its portfolio are loaned to other institutions for short periods of time. Collateral, primarily cash, which is in excess of the fair value of the loaned securities, is deposited by the borrower with a lending agent, and retained and invested by the lending agent to generate additional income for the Company. The Company does not have access to the collateral. The Company's policy requires a minimum of 102% of the fair value of securities loaned to be maintained as collateral. The fair value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the fair value fluctuates.

Short term investments are reported at amortized cost which approximates fair value. Short term investments include investments with maturities between three months and one year at the date of acquisition.

Partnership interests, which are included in other invested assets, are reported at the underlying audited GAAP equity of the investee. Changes in surplus from distributions are reported in investment income.

Surplus Notes acquired, which are included in other invested assets on the balance sheets, are reported at amortized cost using the effective interest method.

Realized capital gains and losses are generally determined using the first in first out method.

Cash on hand includes cash equivalents. Cash equivalents are short term investments that are both readily convertible to cash and have an original maturity date of three months or less from date of purchase.

Aggregate Reserve for Life Policies and Contracts: Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 2.25% to 8.75% for 2012.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid

(Dollar amounts in millions, unless otherwise stated)

beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the New York Department of Financial Services, is $12.5 billion and $14.9 billion at December 31, 2012 and 2011, respectively. The amount of premium deficiency reserves for policies on which gross premiums are less than the net premiums is $61.9 and $70.7 at December 31, 2012 and 2011, respectively. The Company anticipates investment income as a factor in the premium deficiency calculation in accordance with SSAP No. 54, *Individual and Group Accident and Health Contracts* ("SSAP No. 54").

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: current year reserves, plus payments, less prior year reserves, less funds added.

Reinsurance: Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

Electronic Data Processing Equipment: Electronic data processing equipment is carried at cost less accumulated depreciation. Depreciation for major classes of such assets is calculated on a straight line basis over the estimated useful life of the asset.

(Dollar amounts in millions, unless otherwise stated)

Participating Insurance: Participating business approximates less than 1% of the Company's ordinary life insurance in force and 5.2% of premium income. The amount of dividends to be paid to participating policyholders is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividends expense of $1.1, $1.0 and $0.9 was incurred in 2012, 2011 and 2010, respectively.

Benefit Plans: The Company, through its parent or affiliates, provides noncontributory retirement plans for substantially all employees and certain agents. Pension costs are charged to operations as contributions are made to the plans. The Company also provides a contributory retirement plan for substantially all employees.

Nonadmitted Assets: Nonadmitted assets are summarized as follows:

	December 31			
	2012		**2011**	
	(In Thousands)			
Deferred federal income taxes	$	77,809	$	79,373
Agents' debit balances		404		240
Deferred and uncollected premiums		2,681		1,639
Negative IMR		3,193		8,091
Other		66		3,527
Total nonadmitted assets	$	84,153	$	92,870

Changes in nonadmitted assets are generally reported directly in unassigned surplus as an increase or decrease in nonadmitted assets.

Claims and Claims Adjustment Expenses: Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2012. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claim payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2012.

Guaranteed Benefits: For variable annuity guarantees, Actuarial Guideline 43 – Variable Annuity Commissioners Annuity Reserve Valuation Method ("AG43"), is followed. This guideline interprets how to apply the NAIC Commissioners' Annuity Reserve Valuation Method to Variable Annuities. The greater of the result under a single deterministic "Standard Scenario" and the average of the most severe 30% of randomly generated stochastic scenarios is held. Both reinsurance and hedging are also reflected. Taxes are not incorporated. All assumptions for the Standard Scenario are prescribed. For the stochastic scenarios, equity market returns must meet a calibration test. All other assumptions are set by the actuary using prudent best-estimates.

(Dollar amounts in millions, unless otherwise stated)

The Company completed its review of the assumptions used to calculate reserves for guaranteed benefits attached to variable annuity contracts in 2011. The review results in updated assumptions for persistency, mortality, annuitization of guaranteed minimum income benefits ("GMIB"), and utilization of guaranteed minimum withdrawal benefits ("GMWB"). This change resulted in an increase in AG43 reserves of $42.0.

During the third quarter of 2012, the Company conducted a periodic review of actuarial assumptions, including policyholder behavior assumptions. In particular, the Company updated lapse rates on variable annuity contracts with lifetime living benefit guarantees. The update to lapse rates, if implemented in isolation, would have increased reserves by approximately $3.0. Overall, the net change for reserves was a decrease in AG43 reserves of approximately $38.0 due to offsetting revisions to projection model inputs.

Separate Accounts: Most separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value and are legally segregated and are not subject to claims that arise out of any other business of the Company.

Reserves related to the Company's mortality risk are included in life and annuity reserves. These reserves include reserves for guaranteed minimum death benefits (before reinsurance) that totaled $2.5 and $10.8 at December 31, 2012 and 2011, respectively. The operations of the separate accounts are not included in the accompanying financial statements.

2.   **Permitted Statutory Basis Accounting Practices**

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the New York Department of Financial Services. The New York Department of Financial Services recognizes only statutory accounting practices prescribed or permitted by the State of New York for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the New York Insurance Laws. The NAIC *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the State of New York. The New York Superintendent of Insurance has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the New York Department of Financial Services. As of December 31, 2012, 2011 and 2010, the Company had no such permitted accounting practices.

(Dollar amounts in millions, unless otherwise stated)

3.   Investments

Fixed Maturities and Equity Securities

The cost or amortized cost and fair value of bonds and equity securities are as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2012:	*(In Thousands)*			
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 194,311	$ 6,904	$ -	$ 201,215
Foreign other (par value - $366,094)	378,929	43,618	3,320	419,227
Foreign government (par value - $31,367)	35,737	3,991	-	39,728
Corporate securities	983,788	150,032	1,011	1,132,809
Residential mortgage backed securities	115,014	4,267	836	118,445
Commercial mortgage backed securities	62,974	5,844	33	68,785
Other asset backed securities	75,566	6,631	21	82,176
Total fixed maturities	1,846,319	221,287	5,221	2,062,385
Preferred stocks	600	-	-	600
Common stocks	298	370	-	668
Total equity securities	898	370	-	1,268
Total	$ 1,847,217	$ 221,657	$ 5,221	$ 2,063,653

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2011:	*(In Thousands)*			
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 190,205	$ 6,558	$ -	$ 196,763
States, municipalities, and political subdivisions	1,050	-	39	1,011
Foreign other (par value - $365,413)	364,293	26,833	5,262	385,864
Foreign government (par value - $28,114)	29,893	1,737	288	31,342
Public utilities securities	21,626	2,416	24	24,018
Corporate securities	885,033	106,238	2,786	988,485
Residential mortgage backed securities	127,353	3,041	3,079	127,315
Commercial mortgage backed securities	80,770	3,830	987	83,613
Other asset backed securities	84,400	6,845	2,071	89,174
Total fixed maturities	1,784,623	157,498	14,536	1,927,585
Preferred stocks	300	-	-	300
Common stocks	298	336	-	634
Total equity securities	598	336	-	934
Total	$ 1,785,221	$ 157,834	$ 14,536	$ 1,928,519

(Dollar amounts in millions, unless otherwise stated)

Reconciliation of bonds from amortized cost to carrying value is as follows:

	December 31			
	2012		2011	
	(In Thousands)			
Amortized cost	$	1,846,319	$	1,784,623
Adjustments for below investment grade bonds		(440)		(40)
Carrying value	$	1,845,879	$	1,784,583

The aggregate fair value of debt securities with unrealized losses and the time period that cost exceeded fair value are as follows:

	Less than 6 Months Below Cost		More than 6 Months and Less than 12 Months Below Cost		More than 12 Months Below Cost		Total	
December 31, 2012		(In Thousands)						
Fair value	$	21,915	$	3,280	$	14,448	$	39,643
Unrealized loss		378		149		4,694		5,221
December 31, 2011								
Fair value	$	78,218	$	22,966	$	37,741	$	138,925
Unrealized loss		2,902		2,631		9,003		14,536

The amortized cost and fair value of investments in bonds at December 31, 2012, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost		Fair Value	
	(In Thousands)			
Maturity:				
Due in 1 year or less	$	38,668	$	39,163
Due after 1 year through 5 years		485,483		518,279
Due after 5 years through 10 years		558,312		624,550
Due after 10 years		510,302		610,987
		1,592,765		1,792,979
Residential mortgage backed securities		115,014		118,445
Commercial mortgage backed securities		62,974		68,785
Other asset backed securities		75,566		82,176
Total	$	1,846,319	$	2,062,385

At December 31, 2012 and 2011, investments in certificates of deposit and bonds with an admitted asset value of $6.3 and $6.2, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

(Dollar amounts in millions, unless otherwise stated)

Underlying collateral, originated prior to 2008, has continued to reflect the problems associated with a housing market that has experienced substantial price declines and an employment market that declined significantly and remains under stress. Credit spreads have widened meaningfully from issuance and rating agency downgrades have been widespread and severe within the sector. Over the course of 2010 and 2011, market prices and liquidity within the sector exhibited volatility, driven by various factors, both domestically and globally. During 2012, market prices and sector liquidity exhibited sustained improvements, driven by an improved technical picture and positive sentiment regarding the potential for fundamental improvements within the sector. In managing the Company's risk exposure to subprime and Alt-A mortgages, the collateral performance and structural characteristics associated with various positions held are taken into account.

The Company does not originate or purchase subprime or Alt-A whole-loan mortgages. The Company does have exposure to Residential Mortgage-Backed Securities ("RMBS") and Asset Backed Securities ("ABS"). Subprime lending is the origination of loans to customers with weaker credit profiles. The Company defines Alt-A Loans to include the following: residential mortgage loans to customers who have strong credit profiles but lack some element(s), such as documentation to substantiate income; residential mortgage loans to borrowers that would otherwise be classified as prime but whose loan structure provides repayment options to the borrower that increase the risk of default; and any securities backed by residential mortgage collateral not clearly identifiable as prime or subprime.

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the Company's exposure to subprime mortgage backed securities and Alt-A mortgage backed securities through other investments as of December 31, 2012, 2011 and 2010, respectively:

	Actual Cost		Book/Adjusted Carrying Value (Excluding Interest)		Fair Value		Other Than Temporary Impairment Losses Recognized	
			(In Thousands)					
December 31, 2012								
Residential mortgage backed securities	$	1,292	$	1,292	$	1,047	$	-
Structured securities		8,341		8,596		8,380		34
Total	$	9,633	$	9,888	$	9,427	$	34
December 31, 2011								
Residential mortgage backed securities	$	1,386	$	1,386	$	848	$	-
Structured securities		9,380		9,334		7,808		68
Total	$	10,766	$	10,720	$	8,656	$	68
December 31, 2010								
Residential mortgage backed securities	$	1,856	$	1,875	$	1,388	$	579
Structured securities		20,828		20,571		19,077		4,293
Total	$	22,684	$	22,446	$	20,465	$	4,872

The Company did not have underwriting exposure to subprime mortgage risk through investments in subprime mortgage loans, mortgage guaranty or financial guaranty insurance coverage as of December 31, 2012.

Mortgage Loans

All mortgage loans are evaluated by seasoned underwriters, including an appraisal of loan-specific credit quality, property characteristics, and market trends, and assigned a quality rating using the Company's internally developed quality rating system. As of December 31, 2012 and 2011, the distribution based upon this quality rating system is as follows:

	2012		2011	
	(In Thousands)			
AA	$	13,243	$	8,420
A		84,247		75,058
BBB		2,811		3,507
BB and below		790		917
Total commerical mortgage loans	$	101,091	$	87,902

(Dollar amounts in millions, unless otherwise stated)

Loan performance is continuously monitored on a loan-specific basis through the review of property appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

All commercial mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect on all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. As of December 31, 2012, 2011 and 2010, the Company held no impaired mortgage loans. For the same periods, no commercial mortgage loans were past due.

The maximum and minimum lending rates for long term mortgage loans acquired or made during 2012 were 5.67% and 3.8%.

Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings. Property insurance is required on all collateral securing commercial real estate mortgage loans. Generally the coverage is "all risk" at a level equal to the replacement cost of the improvements. Additional coverage may be required to cover flood, windstorm and other risks associated with collateral type, use and location.

As of December 31, 2012 and 2011, the Company held no mortgages with interest more than 180 days overdue. No interest was past due as of December 31, 2012 and 2011.

There were no encumbrances on real estate at December 31, 2012, 2011 and 2010.

(Dollar amounts in millions, unless otherwise stated)

Wash Sales

In the course of the Company's asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company's return on the investment portfolio or to manage interest rate risk. There are no transactions to report for 2010 and 2012. The table below summarizes the number of transactions, book value, and gain/loss of the Company's financial instruments with securities sold and reacquired within 30 days of the sale date during 2011:

	NAIC Rating	Number of Transactions	Book Value (In thousands)	Cost of Securities Repurchased (In thousands)	Gain (In thousands)
2011	NAIC 3	5	$ 415	$ 416	$ 1

Net Realized Capital Gains and Losses

Realized capital gains (losses) reported net of federal income taxes and amounts transferred to the IMR are as follows:

	Year ended December 31		
	2012	**2011**	**2010**
	(In Thousands)		
Realized capital losses	$ (27,687)	$ (14,997)	$ (32,101)
Amount transferred to IMR (net of related taxes of $1,798 in 2012, $(3,065) in 2011 and ($96) in 2010	(3,339)	5,692	178
Federal income tax benefit (expense)	3,204	5,703	(3,066)
Net realized capital losses	$ (27,822)	$ (3,602)	$ (34,989)

Realized capital losses include losses of $1.0, $18.1 and $22.1 related to securities that have experienced an other-than-temporary decline in value during 2012, 2011 and 2010, respectively.

Proceeds from sales of investments in bonds and other fixed maturity interest securities were $259.8, $273.0 and $375.4 in 2012, 2011 and 2010, respectively. Gross gains of $7.2, $13.5, and $10.6 and gross losses of $2.3, $8.0, and $2.6 during 2012, 2011 and 2010, respectively, were realized on those sales. A portion of the gains and losses realized in 2012, 2011, and 2010 has been deferred to future periods in the IMR.

(Dollar amounts in millions, unless otherwise stated)

The following table discloses, in aggregate, the OTTI's recognized by the Company in accordance with structured securities subject to SSAP No. 43R, *Loan-backed and Structured Securities* ("SSAP No. 43R") due to intent to sell or inability or lack of intent to hold to recovery in 2012:

	Amortized Cost Basis Before OTTI	Other-than-Temporary Impairments		Fair Value
		Interest	Non-interest	
		(In Thousands)		
First quarter:				
Aggregate intent to sell	$ 1,030	$ 373	$ -	$ 657
Aggregate inability or lack of intent to hold to recovery	388	5	-	383
Total first quarter	$ 1,418	$ 378	$ -	$ 1,040

There were no OTTI's recognized by the Company in the second, third and fourth quarters of 2012 due to intent to sell or inability or lack of intent to hold to recovery.

(Dollar amounts in millions, unless otherwise stated)

The following table discloses in aggregate the OTTI's recognized by the Company in accordance with structured securities subject to SSAP No. 43R due to intent to sell or inability or lack of intent to hold to recovery in 2011:

	Amortized Cost Basis Before OTTI	Other-than-Temporary Impairments Interest	Non-interest	Fair Value
		(In Thousands)		
First quarter:				
Aggregate intent to sell	$ 6,235	$ 364	$ -	$ 5,871
Aggregate inability or lack of intent to hold to recovery	4,000	1,096	-	2,904
Total first quarter	$ 10,235	$ 1,460	$ -	$ 8,775
Second quarter:				
Aggregate intent to sell	$ 12,420	$ 2,980	$ -	$ 9,440
Aggregate inability or lack of intent to hold to recovery	-	-	-	-
Total second quarter	$ 12,420	$ 2,980	$ -	$ 9,440
Third quarter:				
Aggregate intent to sell	$ 6,785	$ 1,064	$ -	$ 5,721
Aggregate inability or lack of intent to hold to recovery	12,647	2,651	-	9,996
Total third quarter	$ 19,432	$ 3,715	$ -	$ 15,717
Fourth quarter:				
Aggregate intent to sell	$ -	$ -	$ -	$ -
Aggregate inability or lack of intent to hold to recovery	8,730	721	-	8,009
Total fourth quarter	$ 8,730	$ 721	$ -	$ 8,009
Total	N/A	$ 8,876	$ -	N/A

(Dollar amounts in millions, unless otherwise stated)

The following table discloses in aggregate the OTTI's recognized by the Company in accordance with structured securities subject to SSAP No. 43R due to intent to sell or inability or lack of intent to hold to recovery in 2010:

	Amortized Cost Basis Before OTTI		Other-than-Temporary Impairments					
			Interest		Non-interest		Fair Value	
		(In Thousands)						
Second quarter:								
Aggregate intent to sell	$	-	$	-	$	-	$	-
Aggregate inability or lack of intent to hold to recovery		692		202		-		490
Total second quarter	$	692	$	202	$	-	$	490
Fourth quarter:								
Aggregate intent to sell	$	-	$	-	$	-	$	-
Aggregate inability or lack of intent to hold to recovery		22,532		4,599		-		17,932
Total fourth quarter	$	22,532	$	4,599	$	-	$	17,932
Total		N/A	$	4,801	$	-		N/A

There were no OTTI's recognized by the Company in the first and third quarters of 2010 due to intent to sell or inability or lack of intent to hold to recovery.

(Dollar amounts in millions, unless otherwise stated)

The following table discloses in detail the OTTI's due to present value of cash flows being less than amortized cost recognized by the Company in accordance with structured securities subject to SSAP No. 43R, exclusive of intent impairments in 2012:

	Amortized Cost Basis Before OTTI		Present Value of Projected Cash Flows		Recognized OTTI		Amortized Cost After OTTI		Fair Value	
				(In Thousands)						
First quarter:										
17307GZK7	$	1,039	$	1,039	$	1	$	1,038	$	979
57643MMM3		803		792		11		792		634
Total first quarter	$	1,842	$	1,831	$	12	$	1,830	$	1,613
Second quarter:										
17307GZK7	$	976	$	966	$	10	$	966	$	919
57643MMM3		748		730		18		730		602
1248MBAH8		187		165		22		165		119
Total second quarter	$	1,911	$	1,861	$	50	$	1,861	$	1,640
Third quarter:										
57643MMM3	$	720	$	704	$	16	$	704	$	602
1248MBAH8		164		152		12		152		141
Total third quarter	$	884	$	856	$	28	$	856	$	743
Fourth quarter:										
57643MMM3	$	666	$	656	$	10	$	656	$	568
Total fourth quarter	$	666	$	656	$	10	$	656	$	568

The total amount of OTTI's recognized by the Company arising from the present value of expected cash flows being less than the amortized cost of structured securities subject to SSAP No. 43R was $0.1, $3.6 and $10.5 in 2012, 2011 and 2010, respectively.

The following table discloses, in the aggregate, all structured securities in an unrealized loss position subject to SSAP No. 43R for which an OTTI has not been recognized in earnings as a realized loss. This includes securities with a recognized OTTI for non-interest related declines when a non-recognized interest related impairment remains:

	December 31, 2012			
	Aggregate Amount of Unrealized Losses		Aggregate Fair Value of Securities with Unrealized Losses	
		(In Thousands)		
Less than 12 months	$	49	$	3,592
Greater than 12 months		839		4,689
Total	$	888	$	8,281

(Dollar amounts in millions, unless otherwise stated)

For the years ended December 31, 2012, 2011 and 2010, realized capital losses include $0.2, $0.7 and $0.6, respectively, related to Limited Partnerships that have experienced an other than temporary decline in value.

Investment Income

Major categories of net investment income are summarized as follows:

	Year ended December 31		
	2012	2011	2010
	(In Thousands)		
Income:			
Bonds	$ 85,958	$ 90,223	$ 88,746
Mortgage loans	5,664	5,923	6,221
Contract loans	7,608	7,779	7,681
Derivatives	5,373	5,239	2,474
Other	1,470	3,064	4,025
Total investment income	106,073	112,228	109,147
Investment expenses	(3,121)	(3,208)	(2,745)
Net investment income	$ 102,952	$ 109,020	$ 106,402

Reverse Repurchase Agreements and Securities Lending

The Company had loaned securities, which are reflected as invested assets on the balance sheets, with a fair value of approximately $14.5 and $82.8 at December 31, 2012 and 2011, respectively.

The aggregate amount of collateral received, by specific time period, for repurchase agreements and securities lending agreements at December 31, 2012 and 2011 are shown below. The Company does not participate in dollar repurchase transactions.

	At December 31, 2012		At December 31, 2011	
	Reverse Repurchase Agreements	Securities Lending	Reverse Repurchase Agreements	Securities Lending
	(In Thousands)			
Open	$ -	$ 15,069	$ -	$ 85,026
30 days or less	-	-	-	-
31 to 60 days	-	-	-	-
61 to 90 days	-	-	-	-
Greater than 90 days	-	-	-	-
Securities received	-	-	-	-
Total collateral received	$ -	$ 15,069	$ -	$ 85,026

(Dollar amounts in millions, unless otherwise stated)

The aggregate amount of collateral reinvested, by specific time period, for repurchase agreements and securities lending agreements at December 31, 2012 and 2011 are shown below:

At December 31, 2012:

	Repurchase Agreements		Securities Lending	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Open	$ -	$ -	$ -	$ -
30 days or less	-	-	15,049	15,049
31 to 60 days	-	-	-	-
61 to 90 days	-	-	-	-
91 to 120 days	-	-	-	-
121 to 180 days	-	-	-	-
181 to 365 days	-	-	-	-
1 to 2 years	-	-	-	-
2 to 3 years	-	-	-	-
Greater than 3 years	-	-	22	9
Securities received	-	-	-	-
Total collateral reinvested	$ -	$ -	$ 15,071	$ 15,058

At December 31, 2011:

	Repurchase Agreements		Securities Lending	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Open	$ -	$ -	$ -	$ -
30 days or less	-	-	85,006	85,006
31 to 60 days	-	-	-	-
61 to 90 days	-	-	-	-
91 to 120 days	-	-	-	-
121 to 180 days	-	-	-	-
181 to 365 days	-	-	-	-
1 to 2 years	-	-	-	-
2 to 3 years	-	-	-	-
Greater than 3 years	-	-	22	6
Securities received	-	-	-	-
Total collateral reinvested	$ -	$ -	$ 85,028	$ 85,012

The maturity dates of the liabilities appropriately match the invested assets in the securities lending program.

(Dollar amounts in millions, unless otherwise stated)

Low-Income Housing Tax Credits

The Company had a carrying value of $0.2 in Low-Income Housing Tax Credits ("LIHTC") at December 31, 2012. The tax credits are projected to expire in 2018. The Company is indifferent to the holding period of the investments as the credits are guaranteed by a third party. The Company is unaware of any current regulatory reviews of the LIHTC property.

During 2012, a determination was made by the Company that future tax benefits would not be received as anticipated. In accordance with SSAP No. 93, *Accounting for Low Income Housing Tax Credit Property Investments* ("SSAP No. 93"), the Company compared the present value of future tax benefits, discounted at the US Treasury rate for a similar duration, to the current book value. The LIHTC were impaired down to the value calculated from this process. As a result, the Company recognized an impairment of $0.1 in 2012.

4. Derivative Financial Instruments Held for Purposes Other than Trading

Upfront fees paid or received on derivative contracts are included on the balance sheet as an asset or liability and are being amortized to investment income over the remaining terms of the contracts.

Periodic payments from such contracts are included in investment income on the statements of operations. Accrued amounts payable to or receivable from counterparties are included in other liabilities or accrued investment income on the balance sheet. Gains or losses realized as a result of early terminations are recognized in income in the statement of operations or deferred into IMR and amortized into investment income.

Derivatives that are designated as being in an effective hedging relationship are reported in a manner that is consistent with the hedged asset or liability. Derivative contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives not designated in effective hedging relationships are recorded as unrealized gains and losses in surplus.

The Company is exposed to credit loss in the event of nonperformance by counterparties on certain derivative contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

(Dollar amounts in millions, unless otherwise stated)

Under the terms of the Company's over the counter Derivative International Swaps and Derivatives Association, Inc. Agreements ("ISDA Agreements"), the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received or receive interest on any cash delivered equal to the Federal Funds rate. The Company received $15.8 and $15.9 of collateral in the form of cash, for years ended December 31, 2012 and 2011, respectively.

The Company sells credit default swap protection, in conjunction with other investments, to replicate the income characteristics of otherwise permitted investments. The standard contract is five or seven years. In the event of default of the reference entity, the Company would be required to pay the notional amount of the contract. At December 31, 2012, the total amount would be $42.

The table below summarizes the Company's derivative contracts, which are reflected as invested assets and a liability on the balance sheets, at December 31, 2012 and 2011:

	Notional Amount		Carrying Value		Fair Value
			(In Thousands)		
At December 31, 2012:					
Derivative contracts:					
Credit Contracts	$ 42,000	$	(731)	$	532
Equity Contracts	185,675		407		407
Foreign Exchange Contracts	4,000		-		51
Interest Rate Contracts	331,000		24,027		24,027
Total derivatives	$ 562,675	$	23,703	$	25,017
At December 31, 2011:					
Derivative contracts:					
Credit Contracts	$ 42,336	$	(917)	$	(404)
Equity Contracts	188,011		265		265
Foreign Exchange Contracts	4,000		-		(653)
Interest Rate Contracts	292,000		24,610		24,609
Total derivatives	$ 526,347	$	23,958	$	23,817

5. Concentrations of Credit Risk

The Company held below investment grade corporate bonds with an aggregate book value of $64.3 and $70.3 and an aggregate fair value of $67.5 and $68.7 at December 31, 2012 and 2011, respectively. Those holdings amounted to 3.5% of the Company's investments in bonds and 2.9% of total admitted assets at December 31, 2012. The holdings of below investment grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

(Dollar amounts in millions, unless otherwise stated)

The Company held unrated bonds of $27.8 and $35.4 with an aggregate NAIC fair value of $30.3 and $37.8 at December 31, 2012 and 2011, respectively. The carrying value of these holdings amounted to 1.5% of the Company's investment in bonds and 1.2% of the Company's total admitted assets at December 31, 2012.

At December 31, 2012, the Company's commercial mortgages involved a concentration of properties located in California (38.6%) and Texas (18.1%). The remaining commercial mortgages relate to properties located in 19 other states. The portfolio is well diversified, covering many different types of income producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $7.8.

6.   Reserves

At December 31, 2012 and 2011, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

	General Account		Separate Account with Guarantees		Separate Account Nonguaranteed		Total		Percent of Total
				(In Thousands)					
At December 31, 2012:									
Subject to discretionary withdrawal (with adjustment):									
With market value adjustment	$	6	$	34	$	-	$	40	0.0 %
At book value less surrender charge		47,410		-		-		47,410	3.6
At fair value		-		-		932,047		932,047	71.5
Subtotal		47,416		34		932,047		979,497	75.1
Subject to discretionary withdrawal (without adjustment):									
At book value with minimal or no charge or adjustment		259,741		-		-		259,741	19.9
Not subject to discretionary withdrawal		62,849		894		-		63,743	5.0
Total annuity reserves and deposit fund liabilities	$	370,006	$	928	$	932,047	$	1,302,981	100.0 %
At December 31, 2011:									
Subject to discretionary withdrawal (with adjustment):									
With market value adjustment	$	6	$	42	$	-	$	48	0.0 %
At book value less surrender charge		45,607		-		-		45,607	3.5
At fair value		-		-		926,496		926,496	70.4
Subtotal		45,613		42		926,496		972,151	73.8
Subject to discretionary withdrawal (without adjustment):									
At book value with minimal or no charge or adjustment		288,972		-		-		288,972	22.0
Not subject to discretionary withdrawal		54,358		997		-		55,355	4.2
Total annuity reserves and deposit fund liabilities	$	388,943	$	1,039	$	926,496	$	1,316,478	100.0 %

(Dollar amounts in millions, unless otherwise stated)

Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2012 and 2011 are as follows:

	Gross	Net of Loading
December 31, 2012:	*(in thousands)*	
Ordinary new business	$ 382	$ (117)
Ordinary renewal	9,678	(14,070)
Group Life	1,963	(1,939)
Totals	$ 12,023	$ (16,126)
December 31, 2011:		
Ordinary new business	$ 3,130	$ (1,190)
Ordinary renewal	(2,819)	(11,644)
Group Life	831	(809)
Totals	$ 1,142	$ (13,643)

7.   Employee Benefit Plans

Defined Benefit Plan: ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Qualified Plan"), effective as of December 31, 2001. Effective January 1, 2009, the Qualified Plan is no longer available to new employees or re-hires. Employees of ING North America and its subsidiaries and affiliates (excluding certain employees) hired prior to January 1, 2009 will continue to be eligible to participate in the Qualified Plan.

The Qualified Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Qualified Plan (except for certain specified employees) earns a benefit under a final average pay ("FAP") formula. The costs allocated to the Company for its employees' participation in the Qualified Plan were $1.6, $1.6 and $2.1 for 2012, 2011 and 2010, respectively. ING North America is responsible for all Qualified Plan liabilities.

Beginning January 1, 2012, the Qualified Plan implemented a cash balance pension formula instead of a FAP formula, allowing all eligible employees (including those hired after January 1, 2009) to participate in the Retirement Plan, with this new cash balance pension formula. Participants will earn a credit equal to 4% of eligible pay. The accrued vested cash balance benefit is portable; participants can take it when they leave the Company's employment. For participants in the Qualified Plan, as of December 31, 2011, there will be a two-year transition period from the Qualified Plan's current FAP formula to the cash balance pension formula. In accordance with the requirements of *SSAP No. 89, Accounting for Pensions, A Replacement of SSAP No. 8 ("SSAP No. 89")*, the Company obtained Board of Director approval on November 10, 2011.

(Dollar amounts in millions, unless otherwise stated)

Defined Contributions Plans: ING North America sponsors the ING Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax qualified profit sharing and stock bonus plan, which includes an employee stock ownership plan ("ESOP") component. Savings Plan benefits are not guaranteed by the Pension Benefit Guaranty Corporation ("PBGC'). The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pretax basis. ING North America matches such pretax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Expense for matching contribution allocated to the Company was $0.7 and $0.7 for 2012 and 2011, respectively.

Other Benefit Plans: In addition to providing retirement plan benefits, the Company, in conjunction with ING North America, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible dependents. The supplemental retirement plan includes a nonqualified defined benefit pension plan, and a nonqualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.

Effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The discontinued subsidy resulted in a release of a liability for any active employees age 50 or older. This change had a minimal impact on the financial statements.

The Company also offers deferred compensation plans for eligible employees and certain other individuals who meet the eligibility criteria. The Company's deferred compensation commitment for employees is recorded on the balance sheet in Other liabilities and totaled $0.9 and $0.8 for the years ended December 31, 2012, and 2011, respectively.

8.   **Separate Accounts**

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders.

(Dollar amounts in millions, unless otherwise stated)

The general nature and characteristics of the separate accounts business follows:

	Non-Indexed Guarantee Less than/ Equal to 4%	Non-Guaranteed Separate Accounts	Total
		(In Thousands)	
At December 31, 2012:			
Premium, consideration or deposits for the year	$ -	$ 6,144	$ 6,144
Reserves for separate accounts with assets at:			
Fair value	$ -	$ 973,056	$ 973,056
Amortized cost	34	-	34
Total reserves	$ 34	$ 973,056	$ 973,090
Reserves for separate accounts by withdrawal characteristics:			
Subject to discretionary withdrawal:			
With market value adjustment	$ 34	$ -	$ 34
At market value	-	972,162	972,162
Subtotal	34	972,162	972,196
Not subject to discretionary withdrawal	-	894	894
Total separate account reserves	$ 34	$ 973,056	$ 973,090

	Non-Indexed Guarantee Less than/ Equal to 4%	Non-Guaranteed Separate Accounts	Total
		(In Thousands)	
At December 31, 2011:			
Premium, consideration or deposits for the year	$ -	$ 14,097	$ 14,097
Reserves for separate accounts with assets at:			
Fair value	$ -	$ 966,694	$ 966,694
Amortized cost	43	-	43
Total reserves	$ 43	$ 966,694	$ 966,737
Reserves for separate accounts by withdrawal characteristics:			
Subject to discretionary withdrawal:			
With market value adjustment	$ 43	$ -	$ 43
At market value	-	965,697	965,697
Subtotal	43	965,697	965,740
Not subject to discretionary withdrawal	-	997	997
Total separate account reserves	$ 43	$ 966,694	$ 966,737

(Dollar amounts in millions, unless otherwise stated)

The Company utilizes separate accounts to record and account for assets and liabilities for particular lines of business. For the years ended December 31, 2012 and 2011, the Company reported assets and liabilities from Individual Annuity, Group Annuity, Individual Life and Market Value Adjustment ("MVA") product lines in separate accounts.

Some assets in the separate account are considered legally insulated from the general account, providing protection of such assets from being available to satisfy claims resulting in the general account. The assets legally and not legally insulated from the general account are summarized in the following table, by product or transaction type, as of December 31, 2012 and 2011:

Product or Transaction	Legally Insulated Assets		Not Legally Insulated Assets	
		(In Thousands)		
December 31, 2012:				
Individual Annuity	$	947,348	$	264
Group Annuity		26		-
Individual Life		40,972		-
	$	988,346	$	264
December 31, 2011:				
Individual Annuity	$	947,889	$	-
Group Annuity		1,483		-
Individual Life		40,171		-
MVA		-		44
	$	989,543	$	44

In accordance with the products/transactions recorded within the separate account, some separate account liabilities are guaranteed by the general account. As of December 31, 2012 and 2011, the general account of the Company had a maximum guarantee for separate account liabilities of $222.1 and $258.6, respectively.

To compensate the general account for the risk taken, the separate account paid the following amounts in risk charges:

Year	Risk Charges
	(In Thousands)
2012	$ 6,897
2011	6,829
2010	6,591

(Dollar amounts in millions, unless otherwise stated)

Total separate account guarantees paid by the Company's general account are as follows:

Year	Guarantees Paid
	(In Thousands)
2012	$ 198
2011	335
2010	594

The Company does not engage in securities lending transactions within its separate accounts.

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	Year ended December 31		
	2012	**2011**	**2010**
	(In Thousands)		
Transfers as reported in the Summary of Operations of the Separate Accounts Statement:			
Transfers to separate accounts	$ 6,842	$ 14,107	$ 33,449
Transfers from separate accounts	(96,152)	(110,098)	(54,711)
Transfers as reported in the statements of operations	$ (89,310)	$ (95,991)	$ (21,262)

The separate account liabilities subject to minimum guaranteed benefits, the gross amount of reserve and the reinsurance reserve credit related to minimum guarantees, by type, at December 31, 2012 and 2011 were as follows:

	Guaranteed Minimum Death Benefit (GMDB)	Guaranteed Minimum Accumulation/ Withdrawal Benefit (GMAB/GMWB)	Guaranteed Minimum Income Benefit (GMIB)
	(In Thousands)		
December 31, 2012			
Separate Account Liability	$ 957,350	$ 411,534	$ 377,422
Gross amount of reserve	2,544	6,208	47,442
Reinsurance reserve credit	395	-	-
December 31, 2011			
Separate Account Liability	$ 958,347	$ 120,498	$ 357,417
Gross amount of reserve	10,811	26,727	77,872
Reinsurance reserve credit	1,101	-	-

Assets supporting separate accounts with additional insurance benefits and minimum investment return guarantees are comprised of fixed maturities, equity securities, including mutual funds, and other invested assets. The aggregate fair value of the invested assets as of December 31, 2012 and 2011 was $1.0 billion and $1.0 billion, respectively.

(Dollar amounts in millions, unless otherwise stated)

9.   Federal Income Taxes

The Company files a consolidated federal income tax return with its indirect parent, ING US, and other U.S. affiliates. The Company has a written tax sharing agreement with ING US, which has been approved by the board of directors, and this agreement (as well as another agreement among ING US and certain of the Company's U.S. affiliates) generally provides that each member of the consolidated return shall pay ING US for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate.

The following is a list of all affiliated companies that participate in the filing of this consolidated federal income tax return:

Australia Retirement Services Holding, LLC	ING Payroll Management, Inc.
Directed Services, LLC	ING Pomona Holdings LLC
IB Holdings, LLC	ING Realty Group LLC
IIPS of Florida, LLC	ING U.S., Inc.
ILICA, Inc.	ING USA Annuity and Life Insurance Company
ING Alternative Asset Management, LLC	Langhorne I, LLC
ING America Equities, Inc.	Lion Connecticut Holdings Inc.
ING Capital Corporation, LLC	Lion Custom Investments, LLC
ING Financial Advisors, LLC	Lion II Custom Investments, LLC
ING Financial Partners, Inc.	Midwestern United Life Insurance Company
ING Financial Products Company, Inc.	Pomona Management LLC
ING Funds Services, LLC	Rancho Mountain Properties, Inc.
ING Institutional Plan Services, LLC	ReliaStar Life Insurance Company
ING Insurance Services, Inc.	ReliaStar Life Insurance Company of New York
ING International Nominee Holdings, Inc.	Roaring River, LLC
ING Investment Advisors, LLC	Roaring River II, LLC
ING Investment Management Alternative Assets, LLC	Roaring River III, LLC
ING Investment Management Co. LLC	Roaring River III Holding, LLC
ING Investment Management Services, LLC	Security Life Assignment Corp.
ING Investment Management, LLC	Security Life of Denver Insurance Company
ING Investment Trust Co.	Security Life of Denver International, Ltd.
ING Investments Distributor, LLC	SLDI Georgia Holdings, Inc.
ING Investments, LLC	Systematized Benefits Administrators, Inc.
ING Life Insurance and Annuity Company	Whisperingwind I, LLC
ING National Trust	Whisperingwind II, LLC
ING North America Insurance Corporation	Whisperingwind III, LLC

Under the intercompany tax sharing agreement, the Company has a receivable of $0.3 for December 31, 2012 and had a receivable of $2.1 for December 31, 2011 to ING US, an affiliate, for federal income taxes. See Note 15 for additional disclosures related to this tax sharing agreement.

(Dollar amounts in millions, unless otherwise stated)

Current income taxes incurred consisted of the following major components:

		Year ended December 31			
		2012	**2011**		**2010**
		(In Thousands)			
Federal tax (benefit) expense on operations	$	22,241	$ (973)	$	3,113
Federal tax (benefit) expense on capital gains and losses		(3,204)	(5,703)		3,066
Total current tax (benefit) expense incurred	$	19,037	$ (6,676)	$	6,179

The December 31, 2012 balances and related disclosures are calculated and presented pursuant to SSAP No. 101. The December 31, 2011 and December 31, 2010 balances and related disclosures are calculated and presented pursuant to SSAP No. 10R. The Company elected to admit DTAs pursuant to paragraph 10.e. of SSAP No. 10R for the years ended December 31, 2011 and December 31, 2010.

(Dollar amounts in millions, unless otherwise stated)

The components of the net deferred tax asset (liability) at December 31, 2012 and 2011 are as follows:

	12/31/2012		
	Ordinary	Capital	Total
	(In Thousands)		
Gross Deferred Tax Assets	$ 128,954	$ 5,456	$ 134,410
Statutory Valuation Allowance Adjustments	132	-	132
Adjusted Gross Deferred Tax Assets	128,822	5,456	134,278
Deferred Tax Assets Nonadmitted	77,809	-	77,809
Subtotal Net Admitted Deferred Tax Asset	51,013	5,456	56,469
Deferred Tax Liabilities*	17,836	121	17,957
Net Admitted Deferred Tax Asset/(Net Deferred Tax Liablity)	$ 33,177	$ 5,335	$ 38,512

	12/31/2011		
	Ordinary	Capital	Total
	(In Thousands)		
Gross Deferred Tax Assets	$ 139,393	$ 8,725	$ 148,118
Statutory Valuation Allowance Adjustments	132	-	132
Adjusted Gross Deferred Tax Assets	139,261	8,725	147,986
Deferred Tax Assets Nonadmitted	79,373	-	79,373
Subtotal Net Admitted Deferred Tax Asset	59,888	8,725	68,613
Deferred Tax Liabilities*	28,077	2,180	30,257
Net Admitted Deferred Tax Asset/(Net Deferred Tax Liablity)	$ 31,811	$ 6,545	$ 38,356

	Change		
	Ordinary	Capital	Total
	(In Thousands)		
Gross Deferred Tax Assets	$ (10,439)	$ (3,269)	$ (13,708)
Statutory Valuation Allowance Adjustments	-	-	-
Adjusted Gross Deferred Tax Assets	(10,439)	(3,269)	(13,708)
Deferred Tax Assets Nonadmitted	(1,564)	-	(1,564)
Subtotal Net Admitted Deferred Tax Asset	(8,875)	(3,269)	(12,144)
Deferred Tax Liabilities*	(10,241)	(2,059)	(12,300)
Net Admitted Deferred Tax Asset/(Net Deferred Tax Liablity)	$ 1,366	$ (1,210)	$ 156

*A portion of the capital DTL has been used to offset ordinary DTAs

(Dollar amounts in millions, unless otherwise stated)

The admission calculation components by tax character of admitted adjusted gross deferred tax assets as the result of the application of SSAP No. 101 as of 12/31/2012 and SSAP No. 10R for 12/31/2011 is as follows:

	12/31/2012			12/31/2011			Change		
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
					(In Thousands)				
Admission Calculation Components SSAP No. 101									
a. Federal income taxes paid in prior years recoverable through loss carrybacks	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
b. Adjusted gross deferred tax assets expected to be realized (excluding the amount of deferred tax assets from (a) after application of the threshold limitation. (the lesser of (b)1 and (b)2 below)	33,176	5,336	38,512	31,811	6,545	38,356	1,365	(1,209)	156
1. Adjusted gross deferred tax assets expected to be realized following the balance sheet date	33,176	5,336	38,512	31,811	6,545	38,356	1,365	(1,209)	156
2. Adjusted gross deferred tax assets allowed per limitation threshold	XXX	XXX	45,316	XXX	XXX	43,727	XXX	XXX	1,589
c. Adjusted gross deferred tax assets (excluding the amount of deferred tax assets from (a) and (b) above) offset by gross deferred tax liabilities	17,837	120	17,957	28,077	2,180	30,257	(10,240)	(2,060)	(12,300)
d. Deferred tax assets admitted as the result of application SSAP No. 101. Total	$ 51,013	$ 5,456	$ 56,469	$ 59,888	$ 8,725	$ 68,613	$ (8,875)	$ (3,269)	$ (12,144)

The ratio percentage and the amount of adjusted capital and surplus used to determine the recovery period and threshold limitation is as follows:

	2012	2011
Ratio percentage used to determine recovery period and threshold limitation amount.	1,315.62%	1,264.83%
Amount of adjusted capital and surplus used to determine recovery period and threshold limitation (in thousands).	$ 303,849	$ 279,891

(Dollar amounts in millions, unless otherwise stated)

Below shows the calculation to determine the impact of tax planning strategies on adjusted gross and net admitted DTAs:

	12/31/2012		
	Ordinary	Capital	Total
Impact of Tax Planning Strategies			
Adjusted gross DTAs			
(% of Total adjusted gross DTAs)	0.00%	3.97%	3.97%
Net admitted adjusted gross DTAs			
(% of Total net admitted adjusted gross DTAs)	2.42%	9.45%	11.87%

	12/31/2011		
	Ordinary	Capital	Total
Adjusted gross DTAs			
(% of Total adjusted gross DTAs)	0.00%	4.42%	4.42%
Net admitted adjusted gross DTAs			
(% of Total net admitted adjusted gross DTAs)	4.12%	9.54%	13.66%

	Change		
	Ordinary	Capital	Total
Adjusted gross DTAs			
(% of Total adjusted gross DTAs)	0.00%	-0.45%	-0.45%
Net admitted adjusted gross DTAs			
(% of Total net admitted adjusted gross DTAs)	-1.70%	-0.09%	-1.79%

The Company's tax planning strategies do not include the use of reinsurance.

(Dollar amounts in millions, unless otherwise stated)

The significant components of deferred tax assets and deferred tax liabilities are as follows:

	2012	2011	Change
		(In Thousands)	
Deferred Tax Assets			
Ordinary:			
Discounting of unpaid losses	$ 12	$ 443	$ (431)
Unearned premium reserve	3	3	-
Policyholder reserves	78,501	92,239	(13,738)
Investments	18,728	11,853	6,875
Deferred acquisition costs	25,812	26,510	(698)
Policyholder dividends accrual	396	382	14
Compensation and benefits accrual	953	721	232
Pension accrual	1,368	2,824	(1,456)
Receivables - nonadmitted*	1,103	1,867	(764)
Tax credit carry-forward	132	132	-
Other (including items <5% of total ordinary tax assets)	1,946	2,419	(473)
Subtotal	128,954	139,393	(10,439)
Statutory valuation allowance adjustment	132	132	-
Nonadmitted	77,809	79,373	(1,564)
Admitted ordinary deferred tax assets	$ 51,013	$ 59,888	$ (8,875)
Capital:			
Investments	$ 5,456	$ 8,725	$ (3,269)
Subtotal	5,456	8,725	(3,269)
Admitted capital deferred tax assets	$ 5,456	$ 8,725	$ (3,269)
Admitted deferred tax assets	$ 56,469	$ 68,613	$ (12,144)
Deferred Tax Liabilities			
Ordinary:			
Investments	$ 9,891	$ 8,739	$ 1,152
Deferred and uncollected premiums	3,246	16,533	(13,287)
Policyholder reserves	3,692	2,654	1,038
Other (including items <5% of total ordinary tax liabilities)	1	-	1
Subtotal	$ 16,830	$ 27,926	$ (11,096)
Capital:			
Investments	$ 1,127	$ 2,332	$ (1,205)
Subtotal	$ 1,127	$ 2,332	$ (1,205)
Total deferred tax liabilities	$ 17,957	$ 30,258	$ (12,301)
Net deferred tax assets/liabilities	$ 38,512	$ 38,355	$ 157

*Includes other nonadmitted assets.

(Dollar amounts in millions, unless otherwise stated)

The valuation allowance adjustment to gross deferred tax assets as of December 31, 2012 and December 31, 2011 was $0.1. The valuation allowance adjustment at 2012 and 2011 relates to foreign tax credits. A valuation allowance is provided as it is unlikely that the Company will be able to utilize foreign tax credits.

The provision for federal income tax expense and change in deferred taxes differs from the amount which would be obtained by applying the statutory federal income tax rate to income (including capital items) before income taxes for the following reasons:

	Year Ended December 31					
	2012		2011		2010	
	Amount	Effective Tax Rate	Amount	Effective Tax Rate	Amount	Effective Tax Rate
			(In Thousands)			
Ordinary income (loss)	$ 84,104		$ (46,427)		$ 18,076	
Capital losses	(31,026)		(9,305)		(31,923)	
Total pretax income (loss)	53,078		(55,732)		(13,847)	
Expected tax expense (benefit) at 35% statutory rate	18,577	35.0%	(19,506)	35.0%	(4,846)	35.0%
Increase (decrease) in actual tax reported resulting from:						
a. Dividends received deduction	(1,662)	-3.1%	(667)	1.2%	(1,719)	12.3%
b. Interest maintenance reserve	1,716	3.2%	(1,627)	2.9%	643	-4.6%
c. Settlement of IRS audit	-	0.0%	1,841	-3.3%	(538)	3.9%
d. Reinsurance	(1,010)	-1.9%	822	-1.5%	(949)	6.9%
e. Tax credits	(43)	-0.1%	(43)	0.1%	(48)	0.3%
f. Change in valuation allowance	-	0.0%	(2,698)	4.8%	1,353	0.0%
g. Prior year tax*	1,131	2.1%	-	0.0%	-	0.0%
h. Other	79	0.2%	(53)	0.2%	102	-0.7%
Total income tax reported	$ 18,788	35.4%	$ (21,931)	39.4%	$ (6,002)	43.3%
Current income taxes incurred	$ 19,037	35.9%	$ (6,676)	12.0%	6,179	-44.6%
Change in deferred income tax**	(249)	-0.5%	(15,255)	27.4%	(12,181)	88.0%
Total income tax reported	$ 18,788	35.4%	$ (21,931)	39.4%	$ (6,002)	43.3%

*As part of the Company's process to adjust the tax provision to the actual tax return as filed, the Company decreased its estimate of certain deferred tax assets by $1,131.

** excluding tax on unrealized gains (losses) and other surplus items

As of December 31, 2012, there is no net operating loss carry forward. The Company has a foreign tax credit carry forward of $0.1 offset by a full tax valuation allowance.

There are no amounts of federal income taxes incurred that will be available for recoupment in the event of future net losses from 2012, 2011 and 2010.

There were no deposits admitted under Section 6603 of the Internal Revenue Code as of December 31, 2012.

The Company has no unrecorded tax liability as of December 31, 2012.

The Company has no tax loss contingencies for which it is reasonably possible that the total liability will significantly increase within twelve months of the reporting date.

(Dollar amounts in millions, unless otherwise stated)

The Company's transferable and state tax credit assets are as follows:

Method of Estimating Utilization of Remaining Transferable State Tax Credit	State	Carrying Value at Balance Sheet Date	Unused Credit Remaining at Balance Sheet Date
		(In Thousands)	
December 31, 2012			
Fixed credit at time of purchase	AL	38	56
Total state tax credits		$ 38	$ 56
December 31, 2011			
Estimated credit from film production	CT	$ 113	$ 117
Fixed credit at time of purchase	AL	45	59
Total state tax credits		$ 158	$ 176

The Company does not have any non-transferable tax credits. The Company does not have any nonadmitted state tax credits.

A reconciliation of the change in the tax contingencies is as follows:

	2012	2011	2010
	(In Thousands)		
Balance at beginning of year	$ -	$ (200)	$ 600
Additions for tax positions related to prior years	-	500	-
Reductions for tax positions related to prior years	-	(500)	(800)
Reductions for tax positions settled with taxing authorities	-	200	-
Balance at end of year	$ -	$ -	$ (200)

The Company had $0.0 of tax contingencies as of December 31, 2012, 2011 and 2010, respectively, that would affect the Company's effective tax rate if recognized.

The Company recognizes accrued interest and penalties related to tax contingencies in Federal income taxes and Federal income tax expense on the balance sheets and Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2012, 2011 and 2010.

In March 2012, the Internal Revenue Service ("IRS") completed its examination of the Company's return for tax year 2010. The recording of the 2010 IRS Audit Settlement did not have a material impact on the financial statements.

The Company is currently under audit by the IRS for tax years 2011 through 2013, and it is expected that the examination for 2011 will be finalized within the next twelve months.

(Dollar amounts in millions, unless otherwise stated)

The Company and the IRS have agreed to participate in the Compliance Assurance Program ("CAP") for tax years 2011 through 2013.

10. Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from reinsurer insolvencies, the Company evaluates the financial condition of the reinsurer and monitors concentrations of credit risk.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	Year ended December 31		
	2012	**2011**	**2010**
	(In Thousands)		
Premiums	$ 155,413	$ 199,504	$ 121,699
Benefits paid or provided	85,038	77,031	51,495
Policy and contract liabilities at year end	827,150	673,784	519,230

The Company does have reinsurance agreements in effect under which the reinsurer may unilaterally cancel the agreement. The amount of aggregate reduction in surplus of a unilateral cancellation by the reinsurer which would result in a net obligation of the Company to the reinsurer is $0.1 and the total amount of reinsurance credits taken for these agreements is $0.1.

There were no assumed premiums in 2012, 2011, and 2010.

The Company estimates that an aggregate reduction in surplus of $6 would occur in the event that all reinsurance agreements were terminated, by either party, as of December 31, 2012. This excludes any agreements under which the reinsurer may unilaterally cancel for reasons other than nonpayment of premium or other similar credits.

11. Capital and Surplus

Under New York insurance regulations, the Company is required to maintain a minimum total capital and surplus of $6.0. Additionally, the amount of dividends which can be paid by the Company to its shareholder without prior approval of the Superintendent of the

(Dollar amounts in millions, unless otherwise stated)

State of New York is limited to the lesser of the net gain from operations excluding realized capital gains or 10% of surplus at December 31 of the preceding year.

The Company did not pay dividends to ReliaStar during 2012, 2011 or 2010. The New York Department of Financial Services does not require notice or approval for ordinary dividends.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

12.   Fair Values of Financial Instruments

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

Cash, cash equivalents and short term investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

Bonds and equity securities: The Company utilizes a number of valuation methodologies to determine the fair values of its bonds, preferred stocks and common stocks reported herein in conformity with the concepts of "exit price" and the fair value measurement as prescribed in SSAP No. 100. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard vendor-provided software that models the value based on market observable inputs. The

(Dollar amounts in millions, unless otherwise stated)

valuations obtained from brokers and third-party commercial pricing services are non-binding. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values, which the Company considers reflective of the fair value of each privately placed bond.

For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placement investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 2.06% and 8.45% over the total portfolio. The Company statutory fair values represent the amount that would be received to sell securities at the measurement date (i.e. "exit value" concept).

Mortgage loans: Estimated fair values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk.

Derivative financial instruments: Fair values for derivative financial instruments are based on broker/dealer valuations or on internal discounted cash flow pricing models, taking into account current cash flow assumptions and the counterparties' credit standing.

The carrying value of all other financial instruments approximates their fair value.

Included in various investment related line items in the financial statements are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as when impaired, or, for certain bonds and preferred stock when carried at the lower of cost or market.

(Dollar amounts in millions, unless otherwise stated)

The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value of a liability is the amount at which that liability could be incurred or settled in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third-party sources, such as yield curves, exchange rates, S&P 500 Index prices and London Interbank Offered Rates ("LIBOR") and Overnight Index Swap Rates ("OIS"). Effective June 30, 2012, the Company began using OIS curve for discounting the cash flows rather than LIBOR curve for rate derivatives. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Derivatives which qualify for special hedge accounting treatment are reported in a manner that is consistent with the accounting for the hedged asset or liability.

The Company's financial assets and liabilities have been classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the balance sheets are categorized as follows:

- Level 1 – Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 – Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;

(Dollar amounts in millions, unless otherwise stated)

    b)   Quoted prices for identical or similar assets or liabilities in non-active markets;

    c)   Inputs other than quoted market prices that are observable; and

    d)   Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

- Level 3 – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

The following table shows the Company's financial instruments and the Level within the fair value hierarchy in which the fair value measurements fall as of December 31, 2012:

	Aggregate Fair Value	Carrying Value	Level 1	Level 2	Level 3
	(In Thousands)				
Assets:					
Fixed maturities, including securities pledged	$ 2,062,385	$ 1,845,879	$ 181,096	$1,874,928	$ 6,361
Preferred stock	600	600	-	-	600
Common stock	668	668	-	-	668
Mortgage loans	107,454	101,091		-	107,454
Contract loans	110,334	110,334	110,334	-	-
Cash, cash equivalents and short-term investments	47,617	47,617	47,617		-
Derivatives					
Equity Contracts	407	407	-	407	-
Foreign Exchange Contracts	51	-	-	51	-
Interest Rate Contracts	26,000	26,000	-	26,000	-
Separate account assets	988,610	988,610	987,208	1,402	-
Total Assets	$ 3,344,126	$ 3,121,206	$1,326,255	$1,902,788	$115,083
Liabilities:					
Deposit type contracts	$ 104,571	$ 101,837	$ -	$ 78,901	$ 25,670
Derivatives					
Credit contracts	(532)	731	-	(532)	-
Interest Rate Contracts	1,973	1,973	-	1,973	-
Separate account liabilities	-	-	-	-	-
Total Liablilities	$ 106,012	$ 104,541	$ -	$ 80,342	$ 25,670

The Company did not have any financial instruments for which it was not practicable to estimate the fair value.

(Dollar amounts in millions, unless otherwise stated)

The carrying amounts and fair values of the Company's financial instruments as of December 31, 2011 are summarized as follows:

	At December 31, 2011	
	Carrying Amount	**Fair Value**
	(In Thousands)	
Assets:		
Bonds	$ 1,784,583	$ 1,927,585
Preferred stocks	300	300
Common stocks	634	634
Mortgage loans	87,902	93,256
Securities lending reinvested collateral	85,026	85,026
Derivatives securities		
Equity Contracts	265	265
Interest Rate Contracts	25,586	25,586
Contract loans	109,991	109,991
Cash, cash equivalents and		
short term investments	124,383	124,383
Separate account assets	989,587	989,587
Liabilities:		
Policyholder funds	385	385
Payable for securities lending	85,026	85,026
Derivatives securities		
Credit Contracts	917	404
Foreign Exchange Contracts	-	653
Interest Rate Contracts	976	977

(Dollar amounts in millions, unless otherwise stated)

The table below shows assets and liabilities measured and reported at fair value in which the fair value measurements use quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable input (Level 2) and significant unobservable inputs (Level 3) as of December 31, 2012:

At December 31, 2012

	Level 1	Level 2	Level 3	Total
	(In Thousands)			
Assets:				
Bonds				
US corporate, state & municipal	$ -	$ 576	$ -	$ 576
Common stock	-	-	668	668
Cash, cash equivalents and short-term investments	47,617	-	-	47,617
Derivatives				
Equity Contracts	-	407	-	407
Interest Rate Contracts	-	26,000	-	26,000
Separate account assets	987,208	1,402	-	988,610
Total assets	$ 1,034,825	$ 28,385	$ 668	$ 1,063,878
Liabilities:				
Deposit type contracts	$ -	$ 78,901	$ -	$ 78,901
Derivatives				
Interest Rate Contracts	-	1,973	-	$ 1,973
Total liabilities	$ -	$ 80,874	$ -	$ 80,874

The Company did not have any security transfers between Level 1 and Level 2 during 2012. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

(Dollar amounts in millions, unless otherwise stated)

The table below shows assets and liabilities measured and reported at fair value in which the fair value measurements use quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable input (Level 2) and significant unobservable inputs (Level 3) as of December 31, 2011:

At December 31, 2011

	Level 1	Level 2	Level 3	Total
	(In Thousands)			
Assets:				
Bonds				
Residential mortgage-backed	$ -	$ 22	$ -	$ 22
Common stock	-	-	634	634
Cash, cash equivalents and short-term investments	63,306	-	-	63,306
Derivatives				
Equity contracts	-	-	265	265
Interest rate contracts	-	25,586	-	25,586
Separate account assets	988,157	1,430	-	989,587
Total assets	$ 1,051,463	$ 27,038	$ 899	$ 1,079,400
Liabilities:				
Derivatives				
Credit contracts	$ -	$ 1	$ -	$ 1
Interest rate contracts	-	976	-	976
Total liabilities	$ -	$ 977	$ -	$ 977

The Company did not have any security transfers between Level 1 and Level 2 during 2011. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Bonds: Securities that are carried at fair value on the balance sheet are classified as Level 2 or Level 3. Level 2 bond prices are obtained through several commercial pricing services, which incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data to provide estimated fair values. Privately placed bond fair value are determined using a matrix-based pricing model and are classified as Level 2 assets. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3. The Company's Level 3 fair value measurements of its bonds, common stock, preferred stock and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis.

(Dollar amounts in millions, unless otherwise stated)

Common Stock: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 3 assets.

Cash and cash equivalents and short-term investments: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and short-term investments are determined based on quoted market prices. These assets are classified as Level 1.

Derivatives: The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities. Certain derivatives are carried at fair value (on the balance sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data, such as yield curves, exchange rates, Standard and Poor's ("S&P") 500 Index prices, London Inter Bank Offered Rates ("LIBOR"), and Overnight Indexed Swap Rates ("OIS"), which are obtained from third party sources and uploaded into the system. Effective June 30, 2012, the Company began using the OIS curve for discounting cash flows rather than the LIBOR curve rate derivatives. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. The Company's own credit risk is monitored by comparison of credit ratings from national rating services. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. Valuations for the Company's futures contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. Mutual funds, short-term investments and cash are based upon a quoted market price and are included in Level 1. The underlying instruments in bonds have valuations that are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policies described above for fixed maturities.

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2012.

	Bonds		Derivatives		
	Corporate	Common Stock	Equity Contracts	Total	
			(In Thousands)		
Beginning of the year	$ -	$ 634	$ 265	$	899
Transfers into Level 3	-	-	-		-
Transfers out of Level 3	(151)	-	(265)		(416)
Total gains (losses) included in income	-	34	-		34
Total gains (losses) included in surplus	-	-	-		-
Purchases	151	-	-		151
Issues	-	-	-		-
Sales	-	-	-		-
Settlements	-	-	-		-
End of the year	$ -	$ 668	$ -	$	668

Transfers in and out of Level 3 during the year ended December 31, 2012 are due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3, as these securities are generally less liquid with very limited trading activity or where less transparency exists corroborating the inputs to the valuation methodologies. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

During the year ended December 31, 2012, the Company transferred certain derivative contracts from Level 3 to Level 2. These contracts include options on S&P's which are all valued using observable inputs.

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2011:

| | Bonds | | | Derivatives | |
| | | | Common | Equity | |
	RMBS	ABS	Stock	Contracts	Total
	(In Thousands)				
Beginning of the year	$ 70	$ 1,596	$ 614	$ 648	$ 2,928
Transfers into Level 3	-	-	-	-	-
Transfers out of Level 3	(70)	(1,596)	-	-	(1,666)
Total gains (losses) included in income	-	-	-	(102)	(102)
Total gains (losses) included in surplus	-	-	-	-	-
Purchases	-	-	20	447	467
Issues	-	-	-	-	-
Sales	-	-	-	(728)	(728)
Settlements	-	-	-	-	-
End of the year	$ -	$ -	$ 634	$ 265	$ 899

The transfers out of Level 3 during the year ended December 31, 2011 in bonds are primarily due to the Company's determination that the market for subprime residential mortgage-backed securities ("RMBS") has become sufficiently active. While the valuation methodology has not changed, the Company has concluded that frequency of transactions in the market for subprime RMBS securities constitute an active market and therefore are now classified as level 2.

The remaining transfers in and out of Level 3 during the year ended December 31, 2011 are due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3, as these securities are generally less liquid with very limited trading activity or where less transparency exists corroborating the inputs to the valuation methodologies. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

13.   Commitments and Contingencies

Investment Purchase Commitments: As part of its overall investment strategy, the Company has entered into agreements to purchase securities of $2.4 and $16.5 at December 31, 2012 and 2011, respectively. The Company is also committed to provide additional capital contributions to partnerships of $0.8 and $2.6 at December 31, 2012 and 2011, respectively.

(Dollar amounts in millions, unless otherwise stated)

Operating Leases: The Company is party to certain cost sharing agreements with other affiliated ING United States companies. Included in these cost sharing arrangements is rent expense, which is allocated to the Company in accordance with systematic cost allocation arrangements. The Company incurred minimal rent expense during years ended December 31, 2012, 2011 and 2010 under this cost sharing methodology.

The Company does not have any minimum aggregate rental commitments under the cost sharing arrangements and service agreements. The Company does not have any future minimum lease payment receivables under the cost sharing arrangements and service agreements.

The Company is not involved in any sale leaseback transactions.

The Company does not have any early terminated lease agreements.

Litigation: The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Regulatory Matters: As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. These currently include regulatory scrutiny of whether and to what extent insurance companies are using the United States Social Security Administration's Death Master File ("SSDMF") to proactively ascertain whether customers have deceased and to pay claims even where no claim for benefits has been made. Along these lines, the New York State Insurance Department ("NYSID") has directed the Company to use information available on the SSDMF to identify any death claim that may be due under life insurance policies, annuity contracts or retained asset accounts that have not been previously reported through historical claim reporting processes, implement procedures to locate beneficiaries, make prompt payments as necessary, and to report to the NYSID the results of using the data. In addition, a majority of states are conducting an audit of the Company's compliance with unclaimed property laws. The Company also has been reviewing whether benefits are owed and whether reserves are adequate in instances where an insured appears to have died, but no claim for benefits has been made. Some of the investigations, audits, examinations, and inquiries could result in regulatory action against the Company. The potential outcome of such

(Dollar amounts in millions, unless otherwise stated)

action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, additional payments to beneficiaries, settlement payments, penalties, fines, additional escheatment of funds deemed abandoned under state laws, changes to the Company's procedures for the identification and escheatment of abandoned property, and other financial liability. While it is not possible to predict the ultimate outcome of any such action, or the internal and external investigations, examinations, reviews and inquiries, management does not believe that they will have a material adverse effect on the Company's financial position. It is the practice of the Company and its affiliates to cooperate fully in these matters.

Liquidity: The Company's principal sources of liquidity are product charges, investment income, premiums, proceeds from the maturity and sale of investments, and capital contributions. Primary uses of these funds are payments of commissions and operating expenses, interest credits, investment purchases, and contract maturities, death benefits, withdrawals, and surrenders.

The Company's liquidity position is managed by maintaining adequate levels of liquid assets, such as cash, cash equivalents, and short-term investments. Asset/liability management is integrated into many aspects of the Company's operations, including investment decisions, product development, and determination of crediting rates. As part of the risk management process, different economic scenarios are modeled, including cash flow testing required for insurance regulatory purposes, to determine that existing assets are adequate to meet projected liability cash flows. Key variables in the modeling process include interest rates, anticipated contract owner behavior, and variable separate account performance. Contract owners bear the investment risk related to variable annuity products, subject, in limited cases, to certain minimum guaranteed rates.

The fixed account liabilities are supported by a general account portfolio principally composed of fixed rate investments with matching duration characteristics that can generate predictable, steady rates of return. The portfolio management strategy for the general account considers the assets available-for-sale. This strategy enables the Company to respond to changes in market interest rates, prepayment risk, relative values of asset sectors and individual securities and loans, credit quality outlook, and other relevant factors. The Company's asset/liability management discipline includes strategies to minimize exposure to loss as interest rates and economic and market conditions change. In executing this strategy, the Company uses derivative instruments to manage these risks. The Company's derivative counterparties are of high credit quality.

During 2009, the Company took certain actions to reduce its exposure to interest rate and market risks. These actions included reducing guaranteed interest rates for new business, reducing credited rates on existing business, curtailing sales of some products, reassessment of the investment strategy with a focus on U.S. Treasury and investment grade assets, as well as hedging certain funds which previously were not hedged and continuing a hedging program to mitigate the impact of potential declines in equity

(Dollar amounts in millions, unless otherwise stated)

markets and their impact on regulatory capital. Since 2009, the Company has continued to maintain a strong liquidity position and reduce exposure to below investment grade and structured assets, albeit at a reduced pace in 2011 and 2012. New investments over that time have primarily been in public and private investment grade corporate bonds and commercial mortgage whole loans.

ING Restructuring Plan: In October 2009, ING submitted a restructuring plan (the "2009 Restructuring Plan") to the European Commission ("EC") in order to receive approval for state aid (the ING-Dutch State Transactions) granted to ING by the Kingdom of the Netherlands (the "Dutch State") in November 2008 and March 2009. To receive approval for this state aid, ING was required to divest its insurance and investment management businesses, including the Company.

In November 2009, the 2009 Restructuring Plan received formal EC approval and the separation of insurance and banking operations and other components of the 2009 Restructuring Plan were approved by ING's shareholders. On January 28, 2010, ING announced the filing of its appeal with the General Court of the European Union against specific elements of the EC's decision regarding the 2009 Restructuring Plan.

On March 2, 2012, the General Court handed down its judgment in relation to ING's appeal and annulled part of the EC's state aid decision. Subsequently, the EC filed an appeal against the General Court's judgment before the Court of Justice of the European Union. In parallel, the EC adopted a decision on May 11, 2012 that approved the state aid granted to ING as compatible with the internal market on the basis of ING's 2009 Restructuring Plan. On the same date, the EC adopted an interim decision which opened an investigation concerning certain amendments and elements of the 2009 Restructuring Plan (the "Investigation"). On November 19, 2012, ING and the EC announced that the EC approved amendments to the 2009 Restructuring Plan ("the 2012 Amended Restructuring Plan.") The deadline as agreed with the EC in the 2012 Amended Restructuring Plan requires ING to divest at least 25% of its U.S. insurance and investment businesses, including the Company by December 31, 2013, more than 50% of its U.S. insurance and investment businesses including the Company by December 31, 2014, and 100% of its U.S. insurance and investment businesses including the Company by December 31, 2016. The divestment of 50% of its U.S. insurance and investment businesses including Company is measured in terms of a divestment of over 50% of the shares of ING US, the loss of ING's majority of directors on ING US's board of directors and the accounting deconsolidation of ING US. The Investigation has been finalized by the EC and ING's appeal against the EC's May 11, 2012 decision has been withdrawn. In case ING does not satisfy its commitment to divest its U.S. insurance and investment businesses including the Company as agreed with the EC, the Dutch State will renotify the recapitalization measure to the EC. In such a case the EC may require additional restructuring measures or take enforcement actions against ING, or, at the request of ING and the Dutch State, could allow ING more time to complete the divestment.

(Dollar amounts in millions, unless otherwise stated)

On January 7, 2013, Fitch affirmed the A- insurer financial strength rating of the Company. Furthermore, Fitch removed the rating from Ratings Watch Evolving and assigned a stable outlook to the rating. Resolution of the Rating Watch Evolving reflects the progress ING US, the Company's parent holding company, has made over the past several years to become an independent public company, separate from its Dutch parent, ING Verzekeringen.

On March 7, 2012, S&P affirmed the insurance financial strength rating of the Company at "A-" and revised the outlook to Stable from Watch Negative.

On April 17, 2012, Moody's affirmed the A3 insurance financial strength rating of the Company with a stable outlook.

On July 23, 2012, A.M. Best removed from under review with negative implications and affirmed the "A" financial strength rating of the Company. A.M. Best assigned a stable outlook to the rating. The ratings recognize ING US's strong market position in the life insurance and retirement markets, profitable operating results and improved levels of risk-adjusted capital. The assigned ratings reflect A.M. Best's expected completion of the ING Group's planned IPO of its U.S. operations.

14.   **Financing Agreements**

The Company maintains a reciprocal loan agreement with ING US to promote efficient management of cash and liquidity and to provide for unanticipated short-term cash requirements. Under this agreement, which expires on February 21, 2013, the Company and ING US can borrow up to 5% of the Company's net admitted assets as of December 31 of the preceding year from one another. Interest on any Company borrowing is charged at the rate of ING US's cost of funds for the interest period. Interest on any ING US borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. The receivable for these loans are reported as an asset in cash and short term investments. The payable is recorded in borrowed money. Under this agreement, the Company received no interest income for the years ended December 31, 2012, 2011 and 2010.

Through this reciprocal loan agreement, the Company had no borrowing in 2012 and 2011 and borrowed $175.5 and repaid $175.5 in 2010. These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and excludes borrowings from reverse dollar repurchase transactions. Interest expense on borrowed money was minimal during 2012, 2011 and 2010, respectively.

The Company is the beneficiary of letters of credit totaling $18.0; terms of the letters of credit provide for automatic renewal for the following year at December 31, unless otherwise canceled or terminated by either part to the financing.

(Dollar amounts in millions, unless otherwise stated)

15.   **Related Party Transactions**

Cost Sharing Arrangements: Management and services contracts and all cost sharing arrangements with other affiliated ING U.S. companies are allocated among companies in accordance with systematic cost allocation methods.

Investment Management: The Company has entered into an investment advisory agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management services. The Company has entered into an administrative services agreement with IIM under which IIM provides the Company with asset liability management services. Beginning in 2010, IIM began using competitive market rates to bill the Company for both the asset management and ancillary services it provides. Total fees paid by the Company to IIM under the agreement were approximately $3.1, $3.2, and $2.7 for the years ended December 31, 2012, 2011 and 2010, respectively.

Services Agreements: The Company has entered into a services agreement with each of its affiliated insurers, ING North America and ING Financial Advisers, LLC ("ING FA"), whereby the affiliated insurers, ING North America and ING FA, provide certain administrative, management, professional, advisory, consulting and other services to the Company. The total expenses incurred for all of these services were $40.3, $38.4 and $38.5 for the years ended December 31, 2012, 2011 and 2010, respectively.

Tax Sharing Agreements: The Company has entered into federal tax sharing agreement with ING US, the U.S. holding company of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. The Company has also entered into a state tax sharing agreement with ING US and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING US and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined or unitary basis.

For 2012 and prior years, the Company and certain of its U.S. affiliates, including ING US, are parties to an intercompany tax sharing agreement other than the federal tax sharing agreement between ING US and the Company. This other agreement requires ING US to pay its subsidiaries for the tax benefits of ordinary and capital losses as they are incurred, and in turn requires its subsidiaries to pay ING US for the taxes payable on their ordinary income and capital gains. Under this agreement, ING US is required to make payments even if losses do not offset other subsidiaries' ordinary income or capital gains.

Effective January 1, 2013, this other tax sharing agreement has been amended. The amended agreement will apply to 2013 and subsequent years and will provide that

(Dollar amounts in millions, unless otherwise stated)

ING US will make a payment to its subsidiaries only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Private Equity Limited Partnerships: On June 4, 2012, the Company entered into an agreement to sell certain general account private equity limited partnership investment interest holdings with a carrying value of $10.4 as of March 31, 2012 to a group of private equity funds that are or will be managed by Pomona Capital, also an affiliate of the Company.

The transaction resulted in a net reduction in surplus of $1.2 in the second quarter of 2012. The transaction closed in two tranches with the first tranche closed on June 29, 2012 and the second tranche closed on October 29, 2012. At closing, consideration received included $0.5 of promissory notes due in two equal installments at December 31, 2013 and 2014.

In connection with these promissory notes, ING US unconditionally guaranteed payment of the notes in the event of any default of payments due. No additional impact to surplus was incurred on the second tranche since the market value of the alternative investments was reduced to agreed-upon sales price as of June 30, 2012.

16.   **Guaranty Fund Assessments**

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state. The Company accrues for the cost of potential future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations and the amount of premiums written in each state.   The accrual methodology follows a retrospective-premium-based guaranty-fund assessments construct. The Company has estimated this liability to be $1.3 and $1.9 as of December 31, 2012 and 2011, respectively, and has recorded a liability in accounts payable and accrued expenses on the balance sheets. The Company has also recorded an asset in other assets on the balance sheets of $0.3 and $0.3 as of December 31, 2012 and 2011, respectively, for future credits to premium taxes for assessments already paid and/or accrued.

(Dollar amounts in millions, unless otherwise stated)

The following table shows a reconciliation of assets recognized between the years of 2011 and 2012.

	Year ended December 31	
	2012	**2011**
	(In Thousands)	
Assets recognized from paid and accrued premium tax offsets and policy surcharges beginning of the year	$ 301	$ 198
Decreases current year:		
Premium tax offset applied	9	10
Increases current year:		
Premium tax offset applied	54	112
Changes in premium tax offset capacity / other adjustments	-	1
Assets recognized from paid and accrued premium tax offsets and policy surcharges end of the year	$ 346	$ 301

(Dollar amounts in millions, unless otherwise stated)

17. Unpaid Accident and Health Claims

The change in the liability for unpaid accident and health claims and claim adjustment expenses is summarized as follows:

	2012		2011	
	(In Thousands)			
Balance at January 1	$	23,797	$	17,404
Less reinsurance recoverables		866		1,430
Net balance at January 1		22,931		15,974
Incurred related to:				
Current year		32,571		32,073
Prior years		(4,406)		1,168
Total incurred		28,165		33,241
Paid related to:				
Current year		17,000		17,317
Prior years		11,581		8,967
Total paid		28,581		26,284
Net balance at December 31		22,515		22,931
Plus reinsurance recoverables		796		866
Balance at December 31	$	23,311	$	23,797

The change in incurred losses and loss adjustment expenses attributable to insured events of prior years is generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims.

The liability for unpaid accident and health claims and claim adjustment expenses is included in accident and health reserves and policy and contract claims on the balance sheets.

18. Retrospectively Rated Contracts

The Company estimates accrued retrospective premium adjustments for its group life insurance business through a mathematical approach using an algorithm of the Company's underwriting rules and experience rating practices. The Company records accrued retrospective premium as an adjustment to earned premium. The amount of net group life premiums written by the Company that was subject to retrospective rating features was $3.7, $4.1 and $3.0 for December 31, 2012, 2011 and 2010, respectively. This represented 28.6%, 38.5% and 32.8% of the total net group life premium written for December 31, 2012, 2011 and 2010, respectively. The amount of net group health premiums written by the Company that was subject to retrospective rating features was $0.1 for December 31, 2012, 2011 and 2010. This represented less than 1% of the total

(Dollar amounts in millions, unless otherwise stated)

net group health premium in all three periods. No other net premiums written by the Company are subject to retrospective rating features.

19.   Direct Premiums Written/Produced by Managing General Agents/Third Party Administrators

Name of Managing General Agent or Third Party Administrator	FEIN Number	Exclusive Contract	Type of Business Written	Type of Authority Granted	Total Direct Premiums Written
					(In Thousands)
Disability Reinsurance Management Services	01-0483086	No	Disability Income	C,CA, B, U	2,834
One Riverfront Plaza					
Westbrook, ME 04092-9700					
Total during 2012					$ 2,834

The aggregate amount of premiums written through managing general agents or third party administrators during 2012 is $2.8.

20.   Subsequent Events

The Company is not aware of any events occurring subsequent to December 31, 2012 that may have a material effect on the Company's financial statements. The Company evaluated events subsequent to December 31, 2012 through April 2, 2013, the date the statutory financial statements were available to be issued.

21.   Reconciliation to the Annual Statement

At December 31, 2012, differences in amounts reported in the Annual Statement and amounts in the accompanying statutory basis financial statements are due to the following:

	Total Capital and Surplus	Net (Loss) Income
	(In Thousands)	
2012:		
Amounts as reported in the 2012 Annual Statement	$ 340,618	$ 40,070
Adjustment for taxes - deferred and uncollected premiums	(6,029)	(6,029)
Amounts as reported in the accompanying statutory		
basis financial statements	$ 334,589	$ 34,041

At December 31, 2011 and 2010 there were no differences in amounts reported in the Annual Statement and the amounts in the accompanying statutory basis financial statements.

Ernst & Young LLP

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